Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179896
PROSPECTUS

Realogy Corporation
Up to $1,143,706,000 11.00% Series A Convertible Senior Subordinated Notes due 2018
Up to $291,424,196 11.00% Series B Convertible Senior Subordinated Notes due 2018
Up to $675,111,000 11.00% Series C Convertible Senior Subordinated Notes due 2018
and
Domus Holdings Corp.
Class A Common Stock Issuable upon Conversion of the Notes
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Realogy Corporation ("Realogy") issued $2,110,241,196 aggregate principal amount of 11.00% Convertible Senior Subordinated Notes due 2018, consisting of (i) $1,143,706,000 aggregate principal amount of 11.00% Series A Convertible Senior Subordinated Notes due 2018 (the "Series A Convertible Notes"), (ii) $291,424,196 aggregate principal amount of 11.00% Series B Convertible Senior Subordinated Notes due 2018 (the "Series B Convertible Notes") and (iii) $675,111,000 aggregate principal amount of 11.00% Series C Convertible Senior Subordinated Notes due 2018 (the "Series C Convertible Notes" and, together with the Series A Convertible Notes and the Series B Convertible Notes, the "notes") on January 5, 2011 in connection with Realogy's private debt exchange offers (the "Debt Exchange Offering") as more fully described herein. The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes were issued under the same indenture (the "indenture"), dated as of January 5, 2011, by and among, Realogy, Domus Holdings Corp., Realogy's indirect parent corporation ("Holdings"), the note guarantors party thereto (the "Note Guarantors") and The Bank of New York Mellon Trust Company, N.A., as trustee (the "Trustee), and are treated as a single class for substantially all purposes under the indenture. This prospectus will be used by the selling securityholders named herein to resell their notes up to a total principal amount of $2,110,241,196 and the Class A Common Stock of Holdings, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of the notes. We are registering the offer and sale of the notes up to a total principal amount of $2,110,241,196 and the shares of Class A Common Stock issuable upon conversion of the notes to satisfy registration rights we have granted.
The Series A Convertible Notes bear interest at a rate of 11.00% per annum. The Series B Convertible Notes bear interest at a rate of 11.00% per annum. The Series C Convertible Notes bear interest at a rate of 11.00% per annum. Interest is payable semi-annually to holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment dates of April 15 and October 15 of each year.
The notes are guaranteed on an unsecured senior subordinated basis by each of Realogy's U.S. direct or indirect restricted subsidiaries that is a guarantor under the 13.375% Senior Subordinated Notes (as defined below). Subject to certain exceptions, any subsidiary that in the future guarantees the 13.375% Senior Subordinated Notes will also guarantee the notes. Holdings also guarantees the notes on an unsecured junior subordinated basis.
The notes are convertible into Class A Common Stock at any time prior to April 15, 2018. Every $1,000 aggregate principal amount of Series A Convertible Notes or Series B Convertible Notes is convertible into 975.6098 shares of Class A Common Stock, which is equivalent to an initial conversion price of approximately $1.025 per share, and every $1,000 aggregate principal amount of Series C Convertible Notes is convertible into 926.7841 shares of Class A Common Stock, which is equivalent to an initial conversion price of approximately $1.079 per share, in each case subject to adjustments under certain conditions as set forth in the indenture.
Upon the occurrence of a Qualified Public Offering (as defined below), and at any time thereafter, Realogy may, at its option, redeem the notes, in whole or in part, at a redemption price, payable in cash, equal to 90% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date. If Realogy undergoes a Change of Control (as defined below), it must offer to repurchase the notes at 101% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to the repurchase date.
We are not selling any notes or shares of Class A Common Stock pursuant to this prospectus and will not receive any proceeds from sales of the securities registered herein by the selling securityholders. The selling securityholders may sell all or a portion of their notes and the Class A Common Stock issuable upon conversion thereof from time to time in market transactions, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the prevailing market price or at negotiated prices. For more information regarding the sales of the notes and Class A Common Stock issuable upon conversion of the notes by the selling securityholders pursuant to this prospectus, please read "Plan of Distribution."
There is no public market for the notes or Class A Common Stock and we do not intend to apply for listing of the notes or the Class A Common Stock on any securities exchanges or for quotation of these securities through any automated quotation systems. Because there is no public market for our Class A Common Stock, the selling securityholders will sell their shares of our Class A Common Stock at a fixed price until shares of our Class A Common Stock are quoted on the OTC Bulletin Board or listed for trading or quoted on any other public market, and thereafter at prevailing market prices or privately negotiated prices. The offering price is between $1.00 to $2.00 per share of Class A Common Stock.
Investing in the notes and the Class A Common Stock issuable upon conversion of the notes involves risks. See "Risk Factors" beginning on page 15.
Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
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The date of this prospectus is March 21, 2012.

INTRODUCTORY NOTE
Except as otherwise indicated or unless the context otherwise requires, the terms "we," "us," "our," "our company" and the "Company" refer to Domus Holdings Corp ("Holdings"), a Delaware corporation and its consolidated subsidiaries, including Domus Intermediate Holdings Corp., a Delaware corporation ("Intermediate") and Realogy Corporation, a Delaware corporation ("Realogy"). Holdings is not a party to the senior secured credit facility and certain references in this prospectus to our consolidated indebtedness exclude Holdings with respect to indebtedness under the senior secured credit facility. In addition, while Holdings is a guarantor of Realogy's obligations under the Unsecured Notes (as defined below), the First Lien Notes (as defined below) and the First and a Half Lien Notes (as defined below), Holdings is not subject to the restrictive covenants in the agreements governing such indebtedness. Holdings, the indirect parent of Realogy, does not conduct any operations other than with respect to its indirect ownership of Realogy. Intermediate, the parent of Realogy, does not conduct any operations other than with respect to its ownership of Realogy. As a result, the consolidated financial positions, results of operations and cash flows of Holdings, Intermediate and Realogy are the same.
The term "Existing Notes" refers, collectively, to the 10.50% Senior Notes due 2014 (the "10.50% Senior Notes"), the 11.00%/11.75% Senior Toggle Notes due 2014 (the "Senior Toggle Notes") and the 12.375% Senior Subordinated Notes due 2015 (the "12.375% Senior Subordinated Notes") issued on April 10, 2007.
The term "Extended Maturity Notes" refers collectively to the 11.50% Senior Notes due 2017 (the "11.50% Senior Notes"), the 12.00% Senior Notes due 2017 (the "12.00% Senior Notes" and, together with the 11.50% Senior Notes, the "Senior Cash Notes") and the 13.375% Senior Subordinated Notes due 2018 (the "13.375% Senior Subordinated Notes") issued on January 5, 2011.
The term "Senior Notes" refers collectively to the 10.50% Senior Notes, the Senior Toggle Notes, the 11.50% Senior Notes and the 12.00% Senior Notes.
The term "Unsecured Notes" refers, collectively, to the Existing Notes, the Extended Maturity Notes and the notes.
The term "Senior Subordinated Notes" refers, collectively, to the 12.375% Senior Subordinated Notes and the 13.375% Senior Subordinated Notes.
The term "Existing First and a Half Lien Notes" refers to the 7.875% Senior Secured Notes due 2019, issued on February 3, 2011. The term "New First and a Half Lien Notes" refers to the 9.000% Senior Secured Notes due 2020 issued on February 2, 2012 and the term "First and a Half Lien Notes" refers, collectively, to the Existing First and a Half Lien Notes and the New First and a Half Lien Notes.
The term "First Lien Notes" refers to the 7.625% Senior Secured First Lien Notes due 2020 issued on February 2, 2012.
The term "2012 Senior Secured Notes Offering" refers to the issuance of the First Lien Notes and the New First and a Half Lien Notes on February 2, 2012 in a private offering and the application of the proceeds therefrom.
You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the selling securityholders have not, authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell the securities being offered by this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

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STATE SECURITIES LAWS CONSIDERATIONS
The securities represented hereby have not been registered under any state securities commission or regulatory authority and may be offered, sold or otherwise transferred only if so registered or in a manner exempt from registration under such state securities commission or regulatory authority. See "State Securities Laws Considerations."
TRADEMARKS AND SERVICE MARKS
We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include the CENTURY 21®, COLDWELL BANKER®, ERA®, THE CORCORAN GROUP®, COLDWELL BANKER COMMERCIAL®, SOTHEBY'S INTERNATIONAL REALTY® and BETTER HOMES AND GARDENS® marks, which are registered in the United States and/or registered or pending registration in other jurisdictions, as appropriate, to the needs of our relevant business. Each trademark, trade name or service mark of any other company appearing in this prospectus is owned by such company.
MARKET AND INDUSTRY DATA AND FORECASTS
This prospectus includes data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. As noted in this prospectus, the National Association of Realtors ("NAR"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") were the primary sources for third-party industry data and forecasts. While data provided by NAR and Fannie Mae are two indicators of the direction of the residential housing market, we believe that homesale statistics will continue to vary between us and NAR and Fannie Mae because they use survey data in their historical reports and forecasting models whereas we use data based on actual reported results. In addition to the differences in calculation methodologies, there are geographical differences and concentrations in the markets in which we operate versus the national market. For instance, comparability is impaired due to NAR's utilization of seasonally adjusted annualized rates whereas we report actual period over period changes and their use of median price for their forecasts compared to our average price. Additionally, NAR data is subject to periodic review and revision. On December 21, 2011, NAR issued a press release disclosing that it had completed a review of its sampling and methodology processes with respect to existing homesales and as a result has issued a downward revision to their previously reported homesales and inventory data for the period from 2007 through November 2011. The revision did not affect NAR's previously reported median or average price data. These revisions had no impact on our reported financial results or key business driver information. While we believe that the industry data presented herein is derived from the most widely recognized sources for reporting U.S. residential housing market statistical data, we do not endorse or suggest reliance on this data alone.
Forecasts regarding rates of home ownership, median sales price, volume of homesales, and other metrics included in this prospectus to describe the housing industry are inherently uncertain or speculative in nature and actual results for any period may materially differ. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding industry data provided herein, our estimates involve risks and uncertainties and are subject to change based upon various factors, including those discussed under the headings "Risk Factors" and "Forward-Looking Statements." Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase notes and shares of Class A Common Stock issuable upon conversion of the notes. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States ("GAAP").
Our Company
Realogy is a wholly-owned subsidiary of Intermediate, which is a wholly-owned subsidiary of Holdings. Intermediate does not conduct any operations other than with respect to its ownership of Realogy. Holdings does not conduct any operations other than with respect to its indirect ownership of Realogy.
We are one of the preeminent and most integrated providers of real estate and relocation services. We are the world's largest real estate brokerage franchisor, the largest U.S. residential real estate brokerage firm, the largest U.S. provider and a leading global provider of outsourced employee relocation services and a provider of title and settlement services. Through our portfolio of leading brands and the broad range of services we offer, we have established our company as a leader in the residential real estate industry, with operations that are dispersed throughout the U.S. and in various locations worldwide. We derive the vast majority of our revenues from serving the needs of buyers and sellers of existing homes, rather than serving the needs of builders and developers of new homes. Realogy was incorporated on January 27, 2006 in the State of Delaware and Holdings was incorporated on December 14, 2006 in the State of Delaware.
We report our operations in four segments: Real Estate Franchise Services, Company Owned Real Estate Brokerage Services, Relocation Services and Title and Settlement Services.
Segment Overview
Real Estate Franchise Services. Through our Real Estate Franchise Services segment, or RFG, we are a franchisor of some of the most recognized brands in the real estate industry. As of December 31, 2011, our franchise system had approximately 14,000 offices (which included approximately 725 of our company owned and operated brokerage offices) and 245,800 independent sales associates (which included approximately 42,100 independent sales agents working with our company owned brokerage offices) operating under our franchise and proprietary brands in the U.S. and 100 other countries and territories around the world (internationally, generally through master franchise agreements). In 2011, we were involved, either through our franchise operations or company owned brokerages, in approximately 26% of all existing homesale transaction volume (homesale sides, each side representing either the “buy” side or the “sell” side of a homesale transaction, times average sales price) for transactions involving a real estate brokerage firm in the U.S. As of December 31, 2011, we had approximately 3,300 domestic franchisees, none of which individually represented more than 1% of our franchise royalties (other than our subsidiary, NRT LLC, or NRT, which operates our company owned brokerages). We believe this reduces our exposure to any one franchisee. On average, our franchisee’s tenure with our brands is 18 years as of December 31, 2011. Our franchise revenues in 2011 included $204 million of royalties paid by our company owned brokerage operations, or approximately 37% of total franchise revenues, which are eliminated in consolidation. As of December 31, 2011, our real estate franchise brands were:

•
Century 21®— One of the world’s largest residential real estate brokerage franchisors, with approximately 7,500 franchise offices and approximately 107,800 independent sales associates located in the U.S. and 71 other countries and territories;

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Coldwell Banker®— One of the world's largest residential real estate brokerage franchisors, with approximately 3,100 franchise and company owned offices and approximately 84,800 independent sales associates located in the U.S. and 50 other countries and territories;

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ERA®— A residential real estate brokerage franchisor, with approximately 2,400 franchise and company owned offices and approximately 30,500 independent sales associates located in the U.S. and 35 other countries and territories;

•
Sotheby’s International Realty®— A luxury real estate brokerage brand. In February 2004, we acquired Sotheby’s company owned offices and the exclusive license for the rights to the Sotheby’s Realty and Sotheby’s International Realty® trademarks. Since that time, we have grown the brand from 15 company owned offices to approximately 600 franchise and company owned offices and approximately 12,000 independent sales associates located in the U.S. and 44 other countries and territories;

•
Better Homes and Gardens® Real Estate — We launched the Better Homes and Gardens® Real Estate brand in July 2008 under an exclusive long-term license from Meredith Corporation (“Meredith”) and have approximately 210 franchise offices and approximately 6,700 independent sales associates located in the U.S. and Canada; and

•
Coldwell Banker Commercial®— A commercial real estate brokerage franchisor, with approximately 175 franchise offices and approximately 1,800 independent sales associates worldwide. The number of offices and independent sales associates in our commercial franchise system does not include our residential franchise and company owned brokerage offices and the independent sales associates who work out of those brokerage offices that also conduct commercial real estate brokerage business using the Coldwell Banker Commercial® trademarks.

We derive substantially all of our real estate franchising revenues from royalty fees received under long-term franchise agreements with our franchisees (typically ten years in duration for new domestic agreements). The royalty fee is based on a percentage of the franchisees’ sales commission earned from real estate transactions, which we refer to as gross commission income. Our franchisees pay us royalty fees for the right to operate under one of our trademarks and to utilize the benefits of the franchise system. These royalty fees enable us to have recurring revenue streams. In exchange, we license our marks for our franchisees' use and provide them with certain systems and tools that are designed to help our franchisees to serve their customers and attract new or retain existing independent sales associates. We support our franchisees with servicing programs, technology, training and education, as well as branding-related marketing which is funded through contributions by our franchisees and us (including our company-owned and operated brokerages). We believe that one of our strengths is the strong relationships that we have with our franchisees, as evidenced by our franchisee retention rate of 97% in 2011. Our retention rate represents the annual gross commission income as of December 31 of the previous year generated by our franchisees that remain in the franchise system on an annual basis, measured against the annual gross commission income of all franchisees as of December 31 of the previous year.
Company Owned Real Estate Brokerage Services. Through our subsidiary, NRT, we own and operate a full-service real estate brokerage business in more than 35 of the largest metropolitan areas of the U.S. Our company owned real estate brokerage business operates principally under our Coldwell Banker® brand as well as under the ERA® and Sotheby’s International Realty® franchised brands, and proprietary brands that we own, but do not currently franchise to third parties, such as The Corcoran Group® and Citihabitats. In addition, under NRT, we operate a large independent real estate owned (“REO”) residential asset manager, which focuses on bank-owned properties. At December 31, 2011, we had approximately 725 company owned brokerage offices, approximately 4,700 employees and approximately 42,100 independent sales associates working with these company owned offices. Acquisitions have been, and will continue to be, part of our strategy and a contributor to the growth of our company owned brokerage business.
Our company owned real estate brokerage business derives revenues primarily from gross commission income received serving as the broker at the closing of real estate transactions. For the year ended December 31, 2011, our average homesale broker commission rate was 2.50% which represents the average commission rate earned on either the “buy” side or the “sell” side of a homesale transaction. Generally in U.S. homesale transactions, the broker for the home seller instructs the closing agent to pay a portion of the sales commission to the broker for the buyer and keeps the remaining portion of the homesale commission. In addition, as a full-service real estate brokerage company, in compliance with applicable laws and regulations, including the Real Estate Settlement Procedures Act (“RESPA”), we actively promote the services of our relocation and title and settlement services businesses, as well as the products offered by PHH Home Loans, LLC (“PHH Home Loans”), our home mortgage joint venture with PHH Corporation (“PHH”) that is the exclusive recommended provider of mortgages for our real estate brokerage and relocation service customers. All mortgage loans originated by PHH Home Loans are sold to PHH or other third party investors, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, our home mortgage joint venture structure insulates us from mortgage servicing risk. We own 49.9% of PHH Home Loans and PHH owns the remaining 50.1%. The Company is not the primary beneficiary and therefore our financial results only reflect our proportionate share of the joint venture’s results of operations which are recorded using the equity method.
Relocation Services. Through our subsidiary, Cartus Corporation (“Cartus”), we are a leading global provider of outsourced employee relocation services and the largest provider in the U.S. We offer a broad range of world-class employee relocation services designed to manage all aspects of an employee’s move to facilitate a smooth transition in what otherwise may be a difficult process for both the employee and the employer.
Our relocation services business primarily offers its clients employee relocation services such as homesale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household moving services, visa and immigration support, intercultural and language training and group move management services.
In 2011, we assisted in over 153,000 relocations in over 165 countries for approximately 1,500 active clients, including over 70% of the Fortune 50 companies as well as affinity organizations. In January 2010, our relocation business acquired Primacy Relocation LLC ("Primacy"), a relocation and global assignment management services company headquartered in Memphis, Tennessee with international locations in Canada, Europe and Asia. The acquisition enabled Cartus to re-enter the U.S. government relocation business, increase its domestic operations, as well as expand the Company’s global relocation capabilities. Effective January 1, 2011, the Primacy business began operating under the Cartus name. Cartus has offices in the U.S. as well as internationally in the United Kingdom, Canada, Hong Kong, Singapore, China, Germany, France, Switzerland and the Netherlands. In addition to general residential housing trends, key drivers of our relocation services business are corporate spending and employment trends.
Clients pay a fee for the services performed and we also receive commissions from third-party service providers, such as real estate brokers and household goods moving service providers. The majority of our clients pay interest on home equity advances and nearly all clients reimburse all other costs associated with our services, including, where required, repayment of home equity advances and reimbursement of losses on the sale of homes purchased. We believe we provide our relocation clients with exceptional service which leads to client retention. As of December 31, 2011, our top 25 relocation clients had an average tenure of 16 years with us. In addition, our relocation services business generates revenue for our other businesses because the clients of our relocation services business often utilize the services of our franchisees and company owned brokerage offices as well as our title and settlement services.
Title and Settlement Services. In most real estate transactions, a buyer will choose, or will be required, to purchase title insurance that will protect the purchaser and/or the mortgage lender against loss or damage in the event that title is not transferred properly and to insure free and clear ownership of the property to the buyer. Our title and settlement services business, which we refer to as Title Resource Group (“TRG”), assists with the closing of a real estate transaction by providing full-service title and settlement (i.e., closing and escrow) services to customers, real estate companies, including our company owned real estate brokerage and relocation services businesses as well as a targeted channel of large financial institution clients including PHH. In addition to our own title settlement services, we also coordinate a nationwide network of attorneys, title agents and notaries to service financial institution clients on a national basis.
Our title and settlement services business earns revenues through fees charged in real estate transactions for rendering title and other settlement and non-settlement related services. We provide many of these services in connection with transactions in which our company owned real estate brokerage and relocation services businesses are participating. During 2011, approximately 38% of the customers of our company owned brokerage offices where we offer title coverage also utilized our title and settlement services. Fees for escrow and closing services are generally separate and distinct from premiums paid for title insurance and other real estate services. We also derive revenues by providing our title and settlement services to various financial institutions in the mortgage lending industry. Such revenues are primarily derived from providing our services to their customers who are refinancing their mortgage loans.
We also serve as an underwriter of title insurance policies in connection with residential and commercial real estate transactions. Our title insurance underwriter is licensed in 26 states and Washington, D.C. Our title underwriting operation generally earns revenues through the collection of premiums on policies that it issues.
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information on our reportable segments, including financial information.

2012 Senior Secured Notes Offering
On February 2, 2012, the Company issued $593 million aggregate principal amount of 7.625% Senior Secured First Lien Notes due 2020 and $325 million aggregate principal amount of 9.000% Senior Secured Notes due 2020 to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. The First Lien Notes and the New First and a Half Lien Notes bear interest at a rate of (i) 7.625% per annum for the First Lien Notes and (ii) 9.000% per annum for the New First and a Half Lien Notes, in each case payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2012. The First Lien Notes and the New First and a Half Lien Notes were issued in a private offering exempt from the registration requirements of the Securities Act.
The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013 and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility which is due to mature in April 2016. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.
The First Lien Notes and the New First and a Half Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of Realogy that is a guarantor under its senior secured credit facility and certain of its outstanding securities. The First Lien Notes and the New First and a Half Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First Lien Notes and the New First and a Half Lien Notes are secured by substantially the same collateral as Realogy's existing obligations under its senior secured credit facility. The priority of the collateral liens securing the First Lien Notes is (i) equal to the collateral liens securing Realogy's first lien obligations under its senior secured credit facility and (ii) senior to the collateral liens securing Realogy's other secured obligations that are not secured by a first priority lien, including the First and a Half Lien Notes, and Realogy's second lien obligations under its senior secured credit facility. The priority of the collateral liens securing the New First and a Half Lien Notes is (i) junior to the collateral liens securing Realogy's first lien obligations under its senior secured credit facility and the First Lien Notes, (ii) equal to the collateral liens securing the Existing First and a Half Lien Notes and (iii) senior to the collateral liens securing Realogy's second lien obligations under its senior secured credit facility.
* * * *
Our headquarters are located at One Campus Drive, Parsippany, New Jersey 07054 and our general telephone number is (973) 407-2000. We maintain an Internet website at http://www.realogy.com. Our website address is provided as an inactive textual reference. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this prospectus.

OUR OWNERSHIP AND DEBT STRUCTURE
The following diagram sets forth our ownership and debt structure as of December 31, 2011. The diagram does not display all of our subsidiaries.
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(1)
Consists of investment funds affiliated with Apollo (as defined below) and an investment fund of co-investors managed by Apollo that invested an aggregate of $1,978 million of equity in Holdings upon consummation of the Merger (as defined below).

(2)
In connection with the Debt Exchange Offering, Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (together with such investment funds and accounts, "Paulson"), and Apollo received notes. On a fully diluted basis, assuming that all of the notes issued in the Debt Exchange Offering are converted into Class A Common Stock of Holdings, Paulson and Apollo would own approximately 21.52% and 66.26%, respectively, of the outstanding common stock of Holdings ("Common Stock") immediately following such conversion, and the remaining 12.22% of the outstanding Common Stock would be held by our directors, officers and employees (0.2%) and other holders of the notes.

(3)
Certain members of our management also contributed rollover equity of $23 million to finance a portion of the Merger. As of December 31, 2011, management owned 2,730,000 shares of Common Stock, options to purchase 17,894,675 shares of Common Stock and 105,000 shares of restricted stock of Holdings. On January 5, 2011, the Board of Directors of Realogy approved the Realogy Corporation Phantom Value Plan and made initial grants of Incentive Awards of approximately $21.8 million to our CEO, the other named executive officers and three additional executive officers who directly report to the CEO. These grants are subject to the terms and conditions of the Phantom Value Plan which is intended to provide certain participants, including the Company's named executive officers, with an incentive to remain in the service of the Company, to increase their interest in the success of the Company and to receive compensation based upon the Company's success.

(4)
After giving effect to the 2012 Senior Secured Notes Offering, as of December 31, 2011, the first priority obligations under our senior secured credit facility, on a pro forma basis, would have consisted of a $1,822 million term loan facility, $97 million of outstanding borrowings under a $363 million revolving credit facility, and $170 million of letters of credit outstanding under a $187 million synthetic letter of credit facility. The available capacity under our revolving credit facility is reduced by outstanding letters of credit drawn thereunder. As of February 27, 2012, we had $55 million outstanding on the revolving credit facility and $81 million of outstanding letters of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

(5)
The First Lien Notes and the New First and a Half Lien Notes are guaranteed by Intermediate, Holdings and each of our U.S. direct or indirect restricted subsidiaries that guarantees our senior secured credit facility, our Existing First and a Half Lien Notes and our Unsecured Notes or that guarantees certain indebtedness in the future, subject to certain exceptions. Each of the First Lien Notes and the New First and a Half Lien Notes and the related guarantees (other than the guarantees by Holdings) is secured by a lien, subject to certain exceptions and permitted liens, on substantially all of our and our guarantors' existing and future assets. The guarantees of the First Lien Notes and the New First and a Half Lien Notes by Holdings are unsecured senior subordinated obligations of Holdings. In the event of enforcement of any of the liens securing the First Lien Notes and the New First and a Half Lien Notes and the related guarantees, the proceeds thereof will be first applied to repay, on a pro rata basis, the obligations secured by first priority liens, including our first lien obligations under our senior secured credit facility and the First Lien Notes, and second to repay, on a pro rata basis, the obligations under the New First and a Half Lien Notes, the Existing First and a Half Lien Notes and any other obligations secured by a lien of equal priority to the New First and a Half Lien Notes and the Existing First and a Half Lien Notes, before being applied to repay our second lien obligations, including our Second Lien Loans (as defined below) under our senior secured credit facility.

(6)
Consists of $700 million of Existing First and a Half Lien Notes which are secured by liens that are effectively junior in priority to our first priority senior secured indebtedness, which includes the First Lien Notes, effectively equal in priority to indebtedness secured by a pari passu lien, including the New First and a Half Lien Notes, and effectively senior in priority to our second priority senior secured indebtedness, including the Second Lien Loans.

(7)	Consists of $650 million of second lien term loans under the incremental loan feature of the senior secured credit facility (the "Second Lien Loans").

(8)
Guarantors include each wholly-owned subsidiary of Realogy other than subsidiaries that are (a) foreign subsidiaries, (b) securitization entities that are subsidiaries of Cartus Corporation, (c) insurance underwriters that are subsidiaries of Title Resource Group LLC and (d) qualified foreign corporation holding companies.

(9)
Certain subsidiaries of Cartus Corporation are borrowers under the securitization facilities. These special purpose entities were created for financing relocation receivables and advances and other related assets and issuing notes secured by such receivables and other assets. At December 31, 2011, $327 million of securitization obligations were outstanding under our securitization facilities which were collateralized by $366 million of securitization assets that are not available to pay our general obligations.

(10)
Other bank indebtedness consists of $133 million of revolving credit facilities that are supported by letters of credit under our senior secured credit facility a portion of which are issued under our synthetic letter of credit facility, with $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013.

Our Equity Sponsor
On December 15, 2006, Realogy entered into an agreement and plan of merger (the "Merger") with affiliates of Apollo. The Merger was consummated on April 10, 2007. As a result of the Merger, Realogy became an indirect wholly-owned subsidiary of Holdings and our principal stockholders are investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P. or one of its affiliates (together with Apollo Global Management, LLC and its subsidiaries, "Apollo"). Founded in 1990, Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of December 31, 2011, Apollo had assets under management of $75 billion in its private equity, capital markets and real estate businesses. Companies owned or controlled by Apollo or its affiliates or in which Apollo or its affiliates have a significant equity investment include, among others, Affinion Group Holdings, Inc., AMC Entertainment, Inc., Berry Plastics Group, Inc., CEVA Group Plc, Metals USA Holdings Corp., Momentive Performance Materials LLC, NCL Corporation Ltd., Noranda Aluminum Holding Corporation, Rexnord Holdings, Inc. and Verso Paper Company.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
The following table presents our summary historical consolidated financial data and operating statistics. The consolidated statement of operations data for the years ended December 31, 2011, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included in this prospectus. The consolidated balance sheet date as of December 31, 2009 has been derived from our consolidated and combined financial statements not included in this prospectus.
Holdings, the indirect parent of Realogy, does not conduct any operations other than with respect to its indirect ownership of Realogy. Intermediate, the parent of Realogy, does not conduct any operations other than with respect to its ownership of Realogy. Any expenses related to stock options issued by Holdings or franchise taxes incurred by Holdings are recorded in Realogy's financial statements. As a result, there are no material differences between Holdings' and Realogy's financial statements for the years ended December 31, 2011, 2010 and 2009 and no material differences between Intermediate's and Realogy's financial statements for the years ended December 31, 2011, 2010 and 2009.
The summary historical consolidated financial data should be read in conjunction with the sections of this prospectus entitled "Capitalization," and "Selected Historical Consolidated and Combined Financial Statements."

	As of or For the Year Ended December 31,
	2011	2010	2009
Statement of Operations Data:
Net revenue	$4,093	$4,090	$3,932
Total expenses	4,526	4,084	4,266
Income (loss) before income taxes, equity in earnings and noncontrolling interests	(433)	6	(334)
Income tax expense (benefit)	32	133	(50)
Equity in (earnings) losses of unconsolidated entities	(26)	(30)	(24)
Net loss	(439)	(97)	(260)
Less: Net income attributable to noncontrolling interests	(2)	(2)	(2)
Net loss attributable to Realogy and Holdings	$(441)	$(99)	$(262)

Other Data:
Interest expense, net (1)	$666	$604	$583
Cash flows provided by (used in):
Operating activities	(192)	(118)	341
Investing activities	(49)	(70)	(47)
Financing activities	192	124	(479)
EBITDA (2)	443	835	465
EBITDA before restructuring and other items (2)	476	534	427
Adjusted EBITDA—Senior secured credit facility covenant compliance (3)	571	633	619
Balance Sheet Data:
Cash and cash equivalents	$143	$192	$255
Securitization assets (4)	366	393	364
Total assets	7,810	8,029	8,041
Securitization obligations	327	331	305
Long-term debt, including short-term portion	7,150	6,892	6,706
Equity (deficit) (5)	(1,508)	(1,072)	(981)

_______________

(1)
We estimate that our annual cash interest will increase by approximately $46 million on a pro forma annualized basis after giving effect to the 2012 Senior Secured Notes Offering, based on our debt balances as of December 31, 2011 and assuming LIBOR rates as of December 31, 2011.

(2)
EBITDA is defined by us as net income (loss) before depreciation and amortization, interest (income) expense, net (other than relocation services interest for securitization assets and securitization obligations) and income taxes. EBITDA before restructuring and other items is defined by us as EBITDA adjusted for merger costs, restructuring costs, former parent legacy cost (benefit) items, net,and gain (loss) on the early extinguishment of debt. We present EBITDA and EBITDA before restructuring and other items because we believe EBITDA and EBITDA before restructuring and other items are useful supplemental measures in evaluating the performance of our operating businesses and provide greater transparency into our results of operations. The EBITDA and EBITDA before restructuring and other items measures are used by our management, including our chief operating decision maker, to perform such evaluation. EBITDA and EBITDA before restructuring and other items should not be considered in isolation or as a substitute for net income or other statement of operations data prepared in accordance with GAAP.

We believe EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation, the age and book depreciation of facilities (affecting relative depreciation expense) and the amortization of intangibles, which may vary for different companies for reasons unrelated to operating performance. We believe EBITDA before restructuring and other items also facilitates company-to-company operating performance comparisons by backing out those items in EBITDA as well as certain historical cost (benefit) items which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA and EBITDA before restructuring and other items have limitations as analytical tools, and you should not consider EBITDA and EBITDA before restructuring and other items either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

•	these measures do not reflect changes in, or cash requirement for, our working capital needs;

•
these measures do not reflect our interest expense (except for interest related to our securitization obligations), or the cash requirements necessary to service interest or principal payments, on our debt;

•	these measures do not reflect our income tax expense or the cash requirements to pay our taxes;

•	these measures do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these EBITDA measures do not reflect any cash requirements for such replacements; and

•	other companies may calculate these EBITDA measures differently so they may not be comparable.
EBITDA and EBITDA before restructuring and other items are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation

(3)
Adjusted EBITDA-Senior Secured Credit Facility Covenant Compliance corresponds to the definition of "EBITDA," calculated on a "pro forma basis," used in the senior secured credit facility to calculate the senior secured leverage ratio. Adjusted EBITDA is calculated by adjusting EBITDA by the items described below. Adjusted EBITDA is presented to demonstrate Realogy's compliance with the senior secured leverage ratio covenant in the senior secured credit facility. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations data prepared in accordance with GAAP.

In addition to the limitations described above with respect to EBITDA and EBITDA before restructuring and other items, Adjusted EBITDA includes pro forma cost savings, the pro forma effect of business optimization initiatives and the pro forma full year effect of acquisitions and new franchisees. These adjustments may not reflect the actual cost savings or pro forma effect recognized in future periods. We present Adjusted EBITDA for the trailing twelve month period.

A reconciliation of net loss attributable to Realogy to EBITDA, EBITDA before restructuring and other items and Adjusted EBITDA for the years ended December 31, 2011, 2010 and 2009 as calculated in accordance with the senior secured credit facility and presented in certificates delivered to the lenders under the senior secured credit facility is set forth in the following table:

	For the Year Ended December 31,
	2011			2010			2009
Net loss attributable to Realogy	$(441)			$(99)			$(262)
Income tax expense (benefit)	32			133			(50)
Income (loss) before income taxes	(409)			34			(312)
Interest expense (income), net	666			604			583
Depreciation and amortization	186			197			194
EBITDA	443			835			465
Merger costs, restructuring costs and former parent legacy costs (benefit), net	(3)		(a)	(301)		(b)	37		(c)
Loss (gain) on the early extinguishment of debt	36			—			(75)
EBITDA before restructuring and other items	476			534			427
Pro forma cost savings	11		(d)	20		(e)	33		(f)
Pro forma effect of business optimization initiatives	52		(g)	49		(h)	38		(i)
Non-cash charges	4		(j)	(4)		(k)	34		(l)
Non-recurring fair value adjustments for purchase accounting (m)	4			4			5
Pro forma effect of acquisitions and new franchisees (n)	7			13			5
Apollo management fees (o)	15			15			15
Proceeds from WEX contingent asset (p)	—			—			55
Incremental securitization interest costs (q)	2			2			3
Expenses incurred in debt modification activities (r)	—			—			4
Adjusted EBITDA—Senior secured credit facility covenant compliance	$571			$633			$619
Total senior secured net debt (s)	$2,536			$2,905			$2,886
Senior secured leverage ratio	4.44	x	(t)	4.59	x		4.66	x
_______________

(a)	Consists of $11 million of restructuring costs and $1 million of merger costs offset by a benefit of $15 million of former parent legacy items.

(b)	Consists of $21 million of restructuring costs and $1 million of merger costs offset by a benefit of $323 million of former parent legacy items.

(c)	Consists of $70 million of restructuring costs and $1 million of merger costs offset by a net benefit of $34 million for former parent legacy items.

(d)
Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during 2011. From this restructuring, we expect to reduce our operating costs by approximately $21 million on a twelve-month run-rate basis and estimate that $10 million of such savings were realized from the time they were put in place. The adjustment shown represents the impact the savings would have had on the period from January 1, 2011 through the time they were put in place, had those actions been effected on January 1, 2011.

(e)
Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during 2010. From this restructuring, we expect to reduce our operating costs by approximately $34 million on a twelve-month run-rate basis and estimate that $14 million of such savings were realized from the time they were put in place. The adjustment shown represents the impact the savings would have had on the period from January 1, 2010 through the time they were put in place, had those actions been effected on January 1, 2010.

(f)
Represents actual costs incurred that were not expected to recur in subsequent periods due to restructuring activities initiated during 2009. From this restructuring, we expected to reduce our operating costs by approximately $103 million on a twelve-month run-rate basis and estimated that $70 million of such savings were realized from the time they were put in place. The adjustment shown represents the impact the savings would have had on the period from January 1, 2009 through the time they were put in place, had those actions been effected on January 1, 2009.

(g)
Represents the twelve-month pro forma effect of business optimization initiatives that have been completed to reduce costs, including $1 million related to our Relocation Services integration costs and acquisition related non-cash adjustments, $6 million related to vendor renegotiations, $41 million for employee retention accruals and $4 million of other initiatives. The employee retention accruals reflect the employee retention plans that have been implemented in lieu of our customary bonus plan, due to the ongoing and prolonged downturn in the housing market in order to ensure the retention of executive officers and other key personnel, principally within our corporate services unit and the corporate offices of our four business units.

(h)
Represents the twelve-month pro forma effect of business optimization initiatives that have been completed to reduce costs, including $12 million related to our Relocation Services, integration costs, new business start-ups and acquisition related non-cash adjustments, $6 million related to vendor renegotiations, $23 million for employee retention accruals and $8 million of other initiatives. The employee retention accruals reflect the employee retention plans that have been implemented in lieu of our customary bonus plan, due to the ongoing and prolonged downturn in the housing market in order to ensure the retention of executive officers and other key personnel, principally within our corporate services unit and the corporate offices of our four business units.

(i)
Represents the twelve-month pro forma effect of business optimization initiatives that have been completed to reduce costs, including $3 million for initiatives to improve the Company Owned Real Estate Brokerage profit margin, $2 million for initiatives to improve Relocation Services and Title and Settlement Services fees, $19 million for employee retention accruals, and $14 million related to other initiatives. The employee retention accruals reflect the employee retention plans that have been implemented in lieu of our customary bonus plan, due to the ongoing and prolonged downturn in the housing market in order to ensure the retention of executive officers and other key personnel, principally within our corporate services unit and the corporate offices of our four business units.

(j)
Represents the elimination of non-cash expenses, including $7 million of stock-based compensation expense and $4 million of other items less $7 million for the change in the allowance for doubtful accounts and notes reserves from January 1, 2011 through December 31, 2011.

(k)
Represents the elimination of non-cash expenses, including $6 million of stock-based compensation expense, less $8 million for the change in the allowance for doubtful accounts and notes reserves from January 1, 2010 through December 31, 2010 and $2 million of other non-cash items.

(l)
Represents the elimination of non-cash expenses, including a $14 million write-down of a cost method investment acquired in 2006, $12 million for the change in the allowance for doubtful accounts and the reserves for development advance notes and promissory notes from January 1, 2009 through December 31, 2009, $7 million of stock-based compensation expense, and $1 million related to the unrealized net losses on foreign currency transactions and foreign currency forward contracts.

(m)
Reflects the adjustment for the negative impact of fair value adjustments for purchase accounting at the operating business segments primarily related to deferred rent for the twelve months ended December 31, 2011, 2010 and 2009.

(n)
Represents the estimated impact of acquisitions and new franchisees as if they had been acquired or signed on January 1st. Franchisee sales activity is comprised of new franchise agreements as well as growth acquired by existing franchisees with our assistance. We have made a number of assumptions in calculating such estimate and there can be no assurance that we would have generated the projected levels of EBITDA had we owned the acquired entities or entered into the franchise contracts as of January 1st.

(o)	Represents the elimination of annual management fees payable to Apollo for the years ended December 31, 2011, 2010 and 2009.

(p)
Wright Express Corporation ("WEX") was divested by Cendant in February 2005 through an initial public offering. As a result of such IPO, the tax basis of WEX's tangible and intangible assets increased to their fair market value which may reduce federal income tax that WEX might otherwise be obligated to pay in future periods. Under Article III of the Tax Receivable Agreement dated February 22, 2005 among WEX, Cendant and Cartus (the "TRA"), WEX was required to pay Cendant 85% of any tax savings related to the increase in basis utilized for a period of time that we expect will be beyond the maturity of the notes. Cendant is required to pay 62.5% of these tax-savings payments received from WEX to us. On June 26, 2009, we entered into a Tax Receivable Prepayment Agreement with WEX, pursuant to which WEX simultaneously paid us the sum of $51 million, less expenses of approximately $2 million, as prepayment in full of its remaining contingent obligations to Realogy under Article III of the TRA.

(q)	Reflects the incremental borrowing costs incurred as a result of the securitization facilities refinancing for the years ended December 31, 2011, 2010 and 2009.

(r)	Represents the expenses incurred in connection with the Company's unsuccessful debt modification activities in the third quarter of 2009.

(s)
Pursuant to the terms of our senior secured credit facility, total senior secured net debt does not include the Existing First and a Half Lien Notes, the New First and a Half Lien Notes offered hereby, other indebtedness secured by a lien on our assets that is pari passu or junior in priority to the Existing First and a Half Lien Notes, including our Second Lien Loans, securitization obligations or the Unsecured Notes.

(t)	After giving effect to the 2012 Senior Secured Notes Offering, our senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011.

(4)	Represents the portion of relocation receivables and advances and other related assets that collateralize our securitization obligations.
The following table represents key business drivers for the periods set forth below:

	Year Ended December 31,
	2011	2010	2009
Operating Statistics:
Real Estate Franchise Services (1)
Closed homesale sides (2)	909,610	922,341	983,516
Average homesale price (3)	$198,268	$198,076	$190,406
Average homesale broker commission rate (4)	2.55%	2.54%	2.55%
Net effective royalty rate (5)	4.84%	5.00%	5.10%
Royalty per side (6)	$256	$262	$257
Company Owned Real Estate Brokerage Services (7)
Closed homesale sides (2)	254,522	255,287	273,817
Average homesale price (3)	$426,402	$435,500	$390,688
Average homesale broker commission rate (4)	2.50%	2.48%	2.51%
Gross commission income per side (8)	$11,461	$11,571	$10,519
Relocation Services
Initiations (9)	153,269	148,304	114,684
Referrals (10)	72,169	69,605	64,995
Title and Settlement Services
Purchase title and closing units (11)	93,245	94,290	104,689
Refinance title and closing units (12)	62,850	62,225	69,927
Average price per closing unit (13)	$1,409	$1,386	$1,317
_______________

(1)	These amounts include only those relating to third-party franchisees and do not include amounts relating to the Company Owned Real Estate Brokerage Services segment.

(2)	A closed homesale side represents either the "buy" side or the "sell" side of a homesale transaction.

(3)	Represents the average selling price of closed homesale transactions.

(4)	Represents the average commission rate earned on either the "buy" side or "sell" side of a homesale transaction.

(5)
Represents the average percentage of our franchisees' commission revenue (excluding NRT) paid to the Real Estate Franchise Services segment as a royalty. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees.

(6)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees' closed homesale sides.

(7)
Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.

(8)	Represents gross commission income divided by closed homesale sides.

(9)	Represents the total number of transferees served by the relocation services business.

(10)	Represents the number of referrals from which we earned revenue from real estate brokers.

(11)	Represents the number of title and closing units processed as a result of a home purchases.

(12)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.

(13)	Represents the average fee we earn on purchase title and refinancing title units.

THE OFFERING
The summary below describes the principal terms of the notes and the Class A Common Stock issuable upon conversion of the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more detailed description of the terms and conditions of these securities, please refer to the sections entitled "Description of the Notes" and "Description of the Common Stock."

Issuer of the Notes	Realogy Corporation, a Delaware corporation.

Issuer of the Class A Common Stock	Domus Holdings Corp., a Delaware corporation and the indirect parent of Realogy.

Securities Offered by the Selling Stockholders
Up to $1,143,706,000 principal amount of 11.00% Series A Convertible Senior Subordinated Notes due 2018, up to $291,424,196 principal amount of 11.00% Series B Convertible Senior Subordinated Notes due 2018 and up to $675,111,000 principal amount of 11.00% Series C Convertible Senior Subordinated Notes due 2018, which were issued under the same indenture and are treated as a single class for substantially all purposes under the indenture, and Class A Common Stock issuable upon conversion of the notes.

Maturity	April 15, 2018, if not earlier repurchased, redeemed or converted. Realogy will be obligated to pay the outstanding aggregate principal amount in cash on the maturity date of the notes.

Interest	Cash interest on the Convertible Notes accrues at a rate of 11.00% per annum.

Realogy will pay interest on overdue principal, if any, from time to time on demand at a rate that is 2% per annum in excess of 11.00% to the extent lawful, and will pay interest on overdue installments of interest, if any, from time to time on demand at a rate that is 2% per annum in excess of 11.00% to the extent lawful.

Interest Payment Dates	Interest on the notes is payable semi-annually in arrears on April 15 and October 15.

Guarantees
The notes are guaranteed on an unsecured senior subordinated basis by each of Realogy's U.S. direct or indirect restricted subsidiaries that is a guarantor under the 13.375% Senior Subordinated Notes. Subject to certain exceptions, any subsidiary that in the future guarantees the 13.375% Senior Subordinated Notes will also guarantee the notes. In addition, Holdings also guarantees the notes on an unsecured junior subordinated basis. Except in certain circumstances, each guarantee will be released upon the release of the guarantor from its guarantee under the 13.375% Senior Subordinated Notes. If Realogy fails to make payments on the notes, the guarantors, including Holdings, must make them instead. Each entity, other than Holdings, that guarantees Realogy's obligations under the notes and the indenture is referred to in this prospectus as a “Note Guarantor.”

As of and for the year ended December 31, 2011, our subsidiaries that are not Note Guarantors represented 7.3% of our total assets (2.8% of our total assets excluding assets of our non-guarantor securitization entities), 4.2% of our total liabilities 0.7% of our total liabilities excluding liabilities of our non-guarantor securitization entities), 6.5% of our net revenue (6.4% of our net revenue excluding net revenue of our non-guarantor securitization entities), (11.1)% of our income before income taxes, equity in earnings and noncontrolling interests ((10.6)% of our income before income taxes, equity in earnings and noncontrolling interests excluding income before income taxes, equity in earnings and noncontrolling interests of our non-guarantor securitization entities) and 16.5% of our EBITDA (16.1% of our EBITDA excluding EBITDA of our non-guarantor securitization entities), in each case after intercompany eliminations.

As of and for the year ended December 31, 2010, Realogy's subsidiaries that are not Note Guarantors represented 7.2% of its total assets (2.4% of its total assets excluding assets of its non-guarantor securitization entities), 4.6% of its total liabilities (1.0% of its total liabilities, excluding liabilities of its non-guarantor securitization entities), 5.1% of its net revenue (5.1% of its net revenue excluding net revenue of its non-guarantor securitization entities), 600% of its income before income taxes, equity in earnings and noncontrolling interests (850% of its income before income taxes, equity in earnings and noncontrolling interests excluding income before income taxes, equity in earnings and noncontrolling interests of its non-guarantor securitization entities) and 7.9% of its EBITDA (7.7% of its EBITDA excluding EBITDA of its non-guarantor securitization entities), in each case after intercompany eliminations.

Ranking	The notes and the guarantees thereof are Realogy's and the Note Guarantors' unsecured senior subordinated obligations and:
•
are subordinated in right of payment to all of Realogy's and the Note Guarantors' existing and future senior debt, including the senior secured credit facility, the First and a Half Lien Notes, the Senior Notes, and the related guarantees;

	•	are equal in right of payment with all of Realogy's and the Note Guarantors' existing and future senior subordinated debt, including the Senior Subordinated Notes; and
	•	rank senior in right of payment to all of Realogy's and the Note Guarantors' existing and future debt that is by its terms subordinated to the notes.

The guarantee by Holdings is Holdings' unsecured senior subordinated obligation, is equal in right of payment to all existing and future subordinated indebtedness of Holdings and is junior in right of payment to all existing and future senior indebtedness of Holdings.

In addition, the guarantees of the notes are structurally subordinated to all of the existing and future liabilities and obligations (including trade payables, but excluding intercompany liabilities) of each of Realogy's subsidiaries that is not a Note Guarantor.

As of December 31, 2011, after giving effect to the 2012 Senior Secured Notes Offering, Realogy and the Note Guarantors would have had:
•
approximately $2,512 million of first lien senior secured indebtedness, including approximately $1,919 million of first lien indebtedness under the senior secured credit facility (without giving effect to $94 million of outstanding letters of credit under the senior secured credit facility and $172 million of undrawn availability under the revolving credit facility), $593 million of First Lien Notes, $1,025 million of First and a Half Lien Notes and $650 million of Second Lien Loans, all of which are effectively senior to the notes, to the extent of the value of the assets securing such debt;

•
Realogy and the Note Guarantors would have had approximately $867 million of senior indebtedness, including senior secured indebtedness, other bank indebtedness and the Senior Notes, all of which would have been senior to the notes;

	•	Realogy and the Note Guarantors had approximately $2,307 million of senior subordinated indebtedness, including the notes; and
•
our non-Note Guarantor subsidiaries had approximately $391 million of total liabilities (approximately $327 million of which consisted of obligations under our securitization facilities), all of which are structurally senior to the notes. In addition, our securitization subsidiaries were permitted to incur approximately $135 million of additional secured relocation obligations under our securitization facilities, subject to maintaining sufficient relocation assets for collateralization, all of which are structurally senior to the notes.

Optional Conversion	The notes are convertible at any time at the option of the holders thereof, in whole or in part, into shares of Class A Common Stock, at the conversion rates described below.

Conversion Rates
975.6098 shares of Class A Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes and Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $1.025 per share and 926.7841 shares of Class A Common Stock per $1,000 aggregate principal amount of Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $1.079 per share. The conversion rates are subject to adjustment as provided in “Anti-Dilution Provisions” below.

Optional Redemption
Upon a Qualified Public Offering and thereafter, the notes will be redeemable at the option of Realogy at a price equal to 90% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption. Holders will be provided with notice of an upcoming Qualified Public Offering and will have a period of time to convert prior to a Qualified Public Offering as described in “Description of the Notes.”

A “Qualified Public Offering” means an underwritten public offering of Class A Common Stock by Holdings or any selling stockholders pursuant to an effective registration statement filed by Holdings with the Securities and Exchange Commission (other than (a) a registration relating solely to an employee benefit plan or employee stock plan, a dividend reinvestment plan, or a merger or a consolidation, (b) a registration incidental to an issuance of securities under Rule 144A, (c) a registration on Form S-4 or any successor form, or (d) a registration on Form S-8 or any successor form) under the Securities Act, pursuant to which the aggregate offering price of the Class A Common Stock (by Holdings and/or other selling stockholders) sold in such offering (together with the aggregate offering prices from any prior such offerings) is at least $200 million and the listing of Class A Common Stock on the NASDAQ Global Select Market, NASDAQ Global Market, or the New York Stock Exchange or any successor exchange to the foregoing.

Mandatory Offer to Purchase
Upon a Change of Control, each holder of the notes shall have the right to require Realogy to repurchase its notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Anti-Dilution Provisions
Customary anti-dilution protections are provided for mergers, reorganizations, consolidations, stock splits, extraordinary stock dividends, combinations, recapitalizations, reclassifications, distribution of assets (including cash) and similar events.

Covenants	The indenture does not contain any restrictive covenants.

Common Stock Dividends	The notes do not participate in any Common Stock dividends or distributions of Holdings.

Use of Proceeds	We will not receive any proceeds from the sale of the notes or the Class A Common Stock by the selling securityholders.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the notes.

~~____________________________________________________________________________________________________________________________________________________~~

RISK FACTORS
You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus before making any investment decision. The risk factors generally have been separated into three groups: (1) risks related to the notes, the Class A Common Stock and our indebtedness; (2) risks related to our business; and (3) risks related to Realogy's separation from Cendant. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company and the notes and Class A Common Stock. Additional risks and uncertainties not presently known to us may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. You should carefully consider the following risk factors and all other information contained in this prospectus before making any investment decision.
Risks Related to the Notes, the Class A Common Stock and our Indebtedness
Our significant indebtedness, high interest obligations and negative cash flows could prevent us from meeting our obligations under our debt instruments and could adversely affect our ability to fund our operations, react to changes in the economy or our industry, or incur additional borrowings under our existing facilities.
We are significantly encumbered by our debt obligations. As of December 31, 2011, after giving effect to the 2012 Senior Secured Notes Offering, our total debt, excluding our securitization obligations, would have been $7,361 million (without giving effect to outstanding letters of credit under our senior secured credit facility). In addition, as of December 31, 2011, our current liabilities included $327 million of securitization obligations which were collateralized by $366 million of securitization assets that are not available to pay our general obligations. At December 31, 2011, after giving effect to the 2012 Senior Secured Notes Offering, $2,052 million of our borrowings under our senior secured credit facility and other bank indebtedness would have been at variable rates of interest thereby exposing us to interest rate risk.
Our indebtedness was principally incurred to finance our acquisition by Apollo in April 2007 and reflected our then current earnings and our expectations that the housing downturn would recover in the near term. While our total debt has increased since the date of our acquisition in order to fund negative cash flows, the industry and economy have experienced significant declines that have negatively impacted our operating results. Revenues for the year ended December 31, 2011 compared to the year ended December 31, 2007, on a pro forma combined basis, have decreased by approximately 31%. As a result, we have been, and continue to be, challenged by our heavily leveraged capital structure. As a result of the 2012 Senior Secured Notes Offering, we expect that our annual cash interest will increase due to an increase in the interest rate on the First Lien Notes and the New First and a Half Lien Notes compared to certain indebtedness under our senior secured credit facility, which was repaid with the proceeds from the 2012 Senior Secured Notes Offering. After giving effect to the 2012 Senior Secured Notes Offering, we estimate that our annual cash interest would increase on a pro forma annualized basis by approximately $46 million from approximately $616 million to $662 million based on our pro forma debt balances as of December 31, 2011, assuming LIBOR rates as of December 31, 2011.
There can be no assurance that we will be able to reduce the level of our leverage or debt in the future. Our substantial degree of leverage could have important consequences, including the following:

•
it causes a substantial portion of our cash flows from operations to be dedicated to the payment of interest and required amortization on our indebtedness and not be available for other purposes, including our operations, capital expenditures and future business opportunities or principal repayment. Our significant level of interest payments are challenging in periods when seasonal cash flows in the residential real estate market are at their lowest points;

•	it could cause us to be unable to maintain compliance with the senior secured leverage ratio covenant under our senior secured credit facility;

•
it could cause us to be unable to meet our debt service requirements under our senior secured credit facility or the indentures governing the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes or meet our other financial obligations;

•
it may limit our ability to incur additional borrowings under our existing facilities or securitizations, to obtain additional debt or equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions or general corporate or other purposes, or to refinance our indebtedness;

•	it exposes us to the risk of increased interest rates because a portion of our borrowings, including borrowings under our senior secured credit facility, are at variable rates of interest;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	it may cause a further downgrade of our debt and long-term corporate ratings;

•
it may cause us to be more vulnerable to periods of negative or slow growth in the general economy or in our business, or may cause us to be unable to carry out capital spending that is important to our growth; and

•	it may limit our ability to attract and retain key personnel.
We may not be able to generate sufficient cash to service all of our indebtedness and be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We have needed to incur additional debt in order to fund negative cash flow. We cannot assure you that we will maintain a level of cash flows from operating activities and from drawings on our revolving credit facilities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The senior secured credit facility and the indentures governing the 12.375% Senior Subordinated Notes, the Extended Maturity Notes, the First Lien Notes and the First and a Half Lien Notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or realize the related proceeds from them and these proceeds may not be adequate to meet any debt service obligations then due.
If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our senior secured credit facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation.
We will continue to evaluate potential financing transactions, including refinancing certain tranches of our indebtedness, issuing incremental debt, obtaining incremental letters of credit facilities and extending maturities as well as potential transactions pursuant to which third parties, Apollo or its affiliates may provide financing to us or otherwise engage in transactions to provide liquidity to us. There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. There also can be no assurance that financing or refinancing will be available to us on acceptable terms or at all.
Future indebtedness may impose various additional restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Our ability to make payments to fund working capital, capital expenditures, debt service, and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.
An event of default under our senior secured credit facility would adversely affect our operations and our ability to satisfy obligations under our indebtedness.
The senior secured credit facility contains restrictive covenants, including a requirement that we maintain a specified senior secured leverage ratio, which is defined as the ratio of our total senior secured debt (net of unrestricted cash and permitted investments) to trailing four quarter Adjusted EBITDA. Our senior secured leverage ratio may not exceed 4.75 to 1.0. Total senior secured debt, for purposes of this ratio, does not include the First and a Half Lien Notes, the Second Lien Loans, other indebtedness secured by a lien on our assets pari passu or junior in priority to the liens securing the First and a

Half Lien Notes (including indebtedness supported by letters of credit issued under our senior secured credit facility), our securitization obligations or the Unsecured Notes. For the twelve months ended December 31, 2011, we were in compliance with the senior secured leverage ratio covenant with a ratio of 4.44 to 1.0. After giving effect to the 2012 Senior Secured Notes Offering, the senior secured leverage ratio on a pro forma basis would have been 3.87 to 1.0 at December 31, 2011. Based upon our financial forecast for 2012, we expect to remain in compliance with the senior secured leverage ratio covenant for at least the next 12 months. If a housing recovery is delayed further or is weak, we will be subject to additional pressure in maintaining compliance with our senior secured leverage ratio covenant. In future periods, if we are unable to renew or refinance bank indebtedness secured by letters of credit issued under the senior secured credit facility (which are not included in the calculation of the senior secured leverage ratio) and the letters of credit are drawn upon, the reimbursement obligations related to those letters of credit issued under the senior secured credit facility will be included in the calculation of the senior secured leverage ratio. A failure to maintain compliance with the senior secured leverage ratio covenant, or a breach of any of the other restrictive covenants, would result in a default under the senior secured credit facility.
We have the right to cure an event of default of the senior secured leverage ratio in three of any four consecutive quarters through the issuance of additional Holdings equity for cash, which would be infused as capital into Realogy to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If we are unable to maintain compliance with the senior secured leverage ratio covenant and we fail to remedy or avoid a default through an equity cure permitted thereunder, there would be an "event of default" under the senior secured credit facility. Other events of default include, without limitation, nonpayment of principal or interest, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control, and cross-events of default on material indebtedness as well as failure to obtain an unqualified audit opinion by 90 days after the end of any fiscal year. Upon the occurrence of any event of default under the senior secured credit facility, the lenders:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could prevent us from making payments on the Unsecured Notes, the First Lien Notes or the First and a Half Lien Notes,
any of which could result in an event of default under the indentures governing the First Lien Notes, the First and a Half Lien Notes and the Unsecured Notes or our Apple Ridge Funding LLC securitization program.
If we were unable to repay the amounts outstanding under our senior secured credit facility, the lenders under our senior secured credit facility could proceed against the collateral granted to secure the senior secured credit facility and our other secured indebtedness. We have pledged a significant portion of our assets as collateral to secure such indebtedness. If the lenders under our senior secured credit facility accelerate the repayment of borrowings, we may not have sufficient assets to repay the senior secured credit facility and our other indebtedness or borrow sufficient funds to refinance such indebtedness. Our total indebtedness will not be significantly reduced unless and until the notes are converted into equity at the option of the holders thereof. In the future, we may need to seek new financing, or explore the possibility of amending the terms of our senior secured credit facility, and we may not be able to do so on commercially reasonable terms, or terms that are acceptable to us, if at all.
If an event of default is continuing under our senior secured credit facility, the indentures governing the Unsecured Notes, the First Lien Notes, the First and a Half Lien Notes or our other material indebtedness, such event could cause a termination of our ability to obtain future advances under, and amortization of, our Apple Ridge Funding LLC securitization program.
The notes and the related guarantees are effectively subordinated to all of our secured debt and the secured debt of the Note Guarantors and if a default occurs, we and the Note Guarantors may not have sufficient funds to fulfill our obligations under the notes and the related guarantees.
The notes and the related guarantees are general unsecured obligations but Realogy's obligations under the senior secured credit facility, the First Lien Notes and the First and a Half Lien Notes and each Note Guarantor's obligations under its guarantee of the senior secured credit facility, the First Lien Notes and the First and a Half Lien Notes are secured by a security interest in substantially all of our assets and the assets of the Note Guarantors. The notes are effectively subordinated to all of our and the Note Guarantors' secured indebtedness to the extent of the value of the assets securing that indebtedness. As of December 31, 2011, after giving effect to the 2012 Senior Secured Notes Offering, Realogy and the Note Guarantors would have had approximately $5,054 million of senior secured indebtedness, including approximately $1,919 million of first lien indebtedness under the senior secured credit facility (without giving effect to $94 million of outstanding letters of credit under the senior secured credit facility and $172 million of undrawn availability under the revolving credit facility), $593 million under the First Lien Notes, $1,025 million under the First and a Half Lien Notes, $650 million of Second Lien Loans and approximately $867 million of senior unsecured indebtedness, all of which would have been effectively senior to the notes. In addition, subject to some limitations, the indenture governing the notes and the indentures governing the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes permit Realogy, subject to certain limitations, to incur additional secured indebtedness and the notes and the related guarantees are effectively junior to any additional secured indebtedness we may incur.
In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure our secured indebtedness will be available to pay obligations on the notes only after all secured indebtedness and all senior indebtedness, together with accrued interest, has been repaid in full from those assets. Because the senior secured credit facility, the First Lien Notes and the First and a Half Lien Notes are secured obligations, if we fail to comply with the terms of the senior secured credit facility, the First Lien Notes or the First and a Half Lien Notes and those creditors or noteholders accelerated the payment of all the funds borrowed thereunder and we were unable to repay such indebtedness, they could foreclose on substantially all of our assets and the assets of our Note Guarantors which serve as collateral. In this event, our secured creditors and holders of the First Lien Notes and the First and a Half Lien Notes would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, including holders of the notes. Holders of the notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes and the related guarantees then outstanding. The guarantees of the notes have a similar ranking with respect to secured and unsecured indebtedness of the Note Guarantors as the notes do with respect to our secured and unsecured indebtedness, as well as with respect to any unsecured obligations expressly subordinated in right of payment to the guarantees.
The notes are structurally subordinated to all indebtedness of our existing or future subsidiaries that do not become Note Guarantors.
You do not have any claim as a creditor against any of our existing subsidiaries that are not Note Guarantors or against any of our future subsidiaries that do not become Note Guarantors. Indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries are structurally senior to your claims against those subsidiaries. As of December 31, 2011, our non-Note Guarantor subsidiaries had approximately $391 million of total liabilities (approximately $327 million of which would have consisted of secured indebtedness under the securitization facilities) all of which will be structurally senior to the notes. In addition, our securitization subsidiaries would have been permitted to incur approximately $135 million of additional secured indebtedness under our securitization facilities, subject to having the requisite relocation asset base, all of which are structurally senior to the notes.
The notes are not guaranteed by any of our foreign subsidiaries, our securitization subsidiaries, our insurance subsidiaries and our qualified foreign corporation holding companies. These non-Note Guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments.
In the event of a bankruptcy, liquidation, reorganization or other winding up of any of our non-Note Guarantor subsidiaries, these non-Note Guarantor subsidiaries will pay the holders of their debt, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us (except to the extent we have a claim as a creditor of such non-Note Guarantor subsidiary). Any right that we or the Note Guarantors have to receive any assets of any of the non-Note Guarantor subsidiaries upon the bankruptcy, liquidation, reorganization or other winding up of those subsidiaries, and the consequent rights of holders of the notes to realize proceeds from the sale of any of those subsidiaries' assets, are structurally subordinated to the claims of those subsidiaries' creditors, including trade creditors and holders of preferred equity interests of those subsidiaries.
As of and for the year ended December 31, 2011, our subsidiaries that are not Note Guarantors represented 7.3% of our total assets (2.8% of our total assets excluding assets of our non-guarantor securitization entities), 4.2% of our total liabilities 0.7% of our total liabilities excluding liabilities of our non-guarantor securitization entities), 6.5% of our net revenue (6.4% of our net revenue excluding net revenue of our non-guarantor securitization entities), (11.1)% of our income before income taxes, equity in earnings and noncontrolling interests ((10.6)% of our income before income taxes, equity in earnings and noncontrolling interests excluding income before income taxes, equity in earnings and noncontrolling interests of our non-guarantor securitization entities) and 16.5% of our EBITDA (16.1% of our EBITDA excluding EBITDA of our non-guarantor securitization entities), in each case after intercompany eliminations.
In addition, the indentures governing the notes, the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes, subject to certain limitations, permit these subsidiaries to incur additional indebtedness and do not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.
Your right to receive payments on the notes is junior to all of our and the Note Guarantors' senior indebtedness, including our and the Note Guarantors' obligations under the senior secured credit facility, the First Lien Notes, the First and a Half Lien Notes, the Senior Notes and other existing and future senior debt.
The notes are general unsecured obligations that are junior in right of payment to all of our existing and future senior indebtedness, including the senior secured credit facility, the First Lien Notes, the First and a Half Lien Notes and the Senior Notes. The guarantees of the notes are general unsecured obligations of the Note Guarantors that are junior in right of payment to all of the Note Guarantors' existing and future senior indebtedness, including their guarantee of the senior secured credit facility, the First Lien Notes, the First and a Half Lien Notes and the Senior Notes. We and the Note Guarantors may not pay principal, premium, if any, interest or other amounts on account of the notes or the related guarantees in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under the senior secured credit facility, the First Lien Notes, the First and a Half Lien Notes and the Senior Notes, unless such senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to our senior indebtedness, we or the Note Guarantors may not be permitted to pay any amount on account of the notes or the related guarantees for a designated period of time. In addition, the notes are pari passu in right of payment with all of our existing and future senior subordinated indebtedness, including the Senior Subordinated Notes.
Because of the subordination provisions in the Senior Subordinated Notes and the notes and the related guarantees, in the event of a bankruptcy, liquidation or dissolution of us or any Note Guarantor, our or the applicable Note Guarantor's assets will not be available to pay obligations under our Senior Subordinated Notes or the notes or the related guarantees until we or the applicable Note Guarantor's have made all payments on our or their senior indebtedness, respectively. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on our senior subordinated indebtedness, including payments of principal or interest when due.
As of December 31, 2011, after giving effect to the 2012 Senior Secured Notes Offering, we and the Note Guarantors would have had approximately $5,054 million of senior indebtedness (without giving effect to $94 million of outstanding letters of credit under the senior secured credit facility and $172 million of undrawn availability under the revolving credit facility), including indebtedness under the senior secured credit facility, the First Lien Notes, the First and a Half Lien Notes, the Senior Notes and other bank indebtedness, all of which would have been senior to the notes.
Restrictive covenants under our indentures and the senior secured credit facility may limit the manner in which we operate.
Our senior secured credit facility and the indentures governing the Extended Maturity Notes, the 12.375% Senior Subordinated Notes, the First Lien Notes and the First and a Half Lien Notes contain, and any future indebtedness we incur may contain, various covenants and conditions that limit our ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and senior to the Senior Subordinated Notes;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make loans, investments or acquisitions;

•	incur restrictions on the ability of certain of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of our assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•
prepay, redeem or repurchase the Unsecured Notes, the First Lien Notes, the First and a Half Lien Notes and debt that is junior in right of payment to the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs.
Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
At December 31, 2011, after giving effect to the 2012 Senior Secured Notes Offering, $2,052 million of our borrowings under the senior secured credit facility and other bank indebtedness, would have been at variable rates of interest thereby exposing us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income would decrease. Although we have entered into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility for a portion of our variable rate borrowings, such interest rate swaps do not eliminate interest rate volatility for all of our variable rate indebtedness at December 31, 2011.
If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes or other indebtedness.
Any default under the agreements governing our indebtedness, including a default under the senior secured credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could render us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants under our senior secured credit facility and in the indentures governing the Senior Cash Notes, the Senior Subordinated Notes, the First Lien Notes and the First and a Half Lien Notes), we could be in default under the terms of the agreements governing such indebtedness. Any of our future debt agreements may contain similar provisions. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the senior secured credit facility could elect to terminate their commitments thereunder and cease making further loans and institute foreclosure proceedings against our assets and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the senior secured credit facility to avoid being in default, including as a result of our failure to comply with the senior secured leverage ratio. Our senior secured leverage ratio was 4.44 to 1.0 at December 31, 2011 and, pursuant to the terms of the senior secured credit facility, may not exceed 4.75 to 1.0. A continued delayed or weak housing recovery may materially adversely affect our ability to maintain compliance with our senior secured leverage ratio covenant given our highly leveraged capital structure. If we breach our covenants under the senior secured credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders or the cost of such a waiver could be onerous. If this occurs, we would be in default under the senior secured credit facility, the lenders could exercise their rights, and we could be forced into bankruptcy or liquidation. See "Description of Other Indebtedness" and "Description of the Notes."
We are a holding company and are dependent on dividends and other distributions from our subsidiaries.
We are a holding company with limited direct operations. Our principal assets are the equity interests that we hold in our operating subsidiaries. As a result, we are dependent on dividends and other distributions from those subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on our outstanding debt. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness. In addition, any payment of dividends, distributions, loans or advances to us by our subsidiaries could be subject to restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate. In addition, payments to us by our subsidiaries will be contingent upon our subsidiaries' earnings. Our subsidiaries are permitted under the terms of our indebtedness, including our senior secured credit facility and the indentures governing the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes, to incur additional indebtedness that may restrict payments from those subsidiaries to us. We cannot assure you that agreements governing current and future indebtedness of our subsidiaries will permit those subsidiaries to provide us with sufficient cash to fund our debt service payments.

Our subsidiaries are legally distinct from us and, except for our existing and future subsidiaries that are guarantors of our indebtedness, including the senior secured credit facility, the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes, have no obligation, contingent or otherwise, to pay amounts due on our debt or to make funds available to us for such payment.
Realogy may be unable to purchase the notes upon a change of control.
Upon a change of control, as defined in the indenture, Realogy is required to offer to purchase all of the notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any. If a change of control occurs under the indenture, we may not have sufficient funds to pay the change of control purchase price, and we may be required to secure third party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. Further, we may be contractually restricted under the terms of the senior secured credit facility and the terms of our other senior indebtedness, from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase any notes unless we are able to refinance or obtain waivers under the senior secured credit facility, the First Lien Notes, the First and a Half Lien Notes and/or the Senior Notes, as applicable. If our failure to repurchase the notes upon a change of control would cause a default under the notes, it would also cause a cross-acceleration or cross-default under the indentures governing the Senior Cash Notes, the Senior Subordinated Notes, the First Lien Notes, the First and a Half Lien Notes and the senior secured credit facility. The senior secured credit facility also provides that a change of control, as defined therein, will be a default that permits lenders to accelerate the maturity of borrowings thereunder and, if such debt is not paid, to enforce security interests in the collateral securing such debt, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of repurchase provisions to the holders of the notes. Our securitization facilities contain, and any of our future debt agreements may contain, similar provisions.
The change of control provisions in the indenture may not protect you in the event that we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of change of control in the indenture to trigger our obligation to repurchase the notes. Except as otherwise described above, the indenture does not contain provisions that permit the holders of the notes to require Realogy to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. If an event occurs that does not constitute a change of control as defined in the indenture, Realogy will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. In addition, the change of control provisions in the notes may also delay or prevent an otherwise beneficial takeover of us due to such takeover triggering the related purchase requirement. See "Description of Other Indebtedness" and "Description of the Notes—Repurchase at Option of the Holder Upon a Change of Control."
There is no public market for the notes, and we do not know if an active trading market will ever develop or, if a market does develop, whether it will be sustained.
The notes when issued were a new issue of securities and there is no existing trading market for any series of notes. Although the dealer managers in the Debt Exchange Offering have informed us that they intend to make a market in each series of notes, they have no obligation to do so and may discontinue making a market in any series of notes at any time without notice. Therefore, an active trading market for the notes may not develop.
We do not intend to apply for listing or quotation of any series of notes on any securities exchange or for quotation on any automated dealer quotation system. The liquidity of any market for the applicable series of notes will depend on a number of factors, including:

•	the number of holders of such series of notes;

•	our operating performance, financial condition or prospects;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the applicable series of notes; and

•	prevailing interest rates.
Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for each series of notes may not be free from similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your notes. You may not be able to sell your notes at a particular time, and the price that you receive when you sell may not be favorable.
Apollo is our controlling stockholder and Paulson may become a significant stockholder. There can be no assurance that Apollo and Paulson will act in our best interests as opposed to their own best interests.
Because of its position as our controlling stockholder, to the extent not otherwise limited in the senior secured credit facility or our indentures, Apollo is able to exercise significant control over decisions affecting us, including:

•	our direction and policies, including the appointment and removal of officers;

•	mergers or other business combinations and opportunities involving us;

•	further issuance of capital stock or other equity or debt securities by us;

•	payment of dividends; and

•	approval of our business plans and general business development.
In addition, Paulson owns notes that may be converted into 21.5% of the total outstanding shares of Common Stock on an as converted basis assuming that all notes are converted into shares of Class A Common Stock (as defined below). Pursuant to a securityholders agreement we have entered into with Paulson (the "Paulson Securityholders Agreement"), Paulson also has the right to nominate a member of our board of directors or designate a non-voting observer to attend meetings of our board of directors and has certain other rights with respect to issuances of our equity and debt securities.
Even if all of the outstanding notes held by parties other than Apollo were converted into Class A Common Stock, which has one vote per share, Apollo, by virtue of its ownership of shares of Class B Common Stock (as defined below), which has five votes per share, would continue to control a majority of the voting power of the outstanding Common Stock. In addition, if all of the notes were converted into Class A Common Stock, all of the Class B Common Stock would automatically convert into shares of Class A Common Stock and Apollo would then hold 66.2% of the outstanding shares of Class A Common Stock.
The concentration of ownership held by Apollo could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that may be otherwise favorable to us. In addition, pursuant to Holdings' Amended and Restated Certificate of Incorporation, Apollo has the right to, and will have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers or vendors, or make investments in the kind of property in which we may make investments. Apollo is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Apollo may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Apollo continues to own a significant amount of the equity of Holdings, even if such amount is less than 50%, Apollo will continue to be able to strongly influence or effectively control our decisions.
Because our equity securities are not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are not listed on any U.S. securities exchange, we are not subject to any of the corporate governance requirements of any U.S. securities exchanges.
If we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our equity holders may conflict with those of the holders of indebtedness under the senior secured credit facility, the First Lien Notes, the First and a Half Lien Notes, the Unsecured Notes or any other holder of our debt and such equity holders have no obligation to provide any additional equity or any debt financing to us. In addition, none of the holders of the notes are under any obligation to convert their notes into equity.
Texas insurance laws and regulations may delay or impede your ability to purchase the notes and/or the Class A Common Stock.
The insurance laws and regulations of Texas, the jurisdiction in which our title insurance underwriter subsidiary is domiciled, generally provide that no person may acquire control, directly or indirectly, of a Texas domiciled insurer, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the Texas Department of Insurance. Generally, any person acquiring beneficial ownership of 10% or more of our voting securities, including the notes, the Common Stock, or a combination thereof, would be presumed to have acquired indirect control of our title insurance underwriter subsidiary unless the Texas Department of Insurance, upon application, determines otherwise.

Apollo and Paulson have previously received approvals for their current holdings from the Texas Department of Insurance. Certain purchases of the notes and/or the Class A Common Stock could be subject to similar approvals which could significantly delay or otherwise impede your ability to complete such purchase.
Ratings of the notes may cause their trading price to fall and affect the marketability of the notes.
The notes are rated by Moody's Investors Services, Inc. and Standard & Poor's Ratings Services. A rating agency's rating of the notes is not a recommendation to purchase, sell or hold any particular security, including the notes. Such ratings are limited in scope, and do not comment as to material risks relating to an investment in the notes. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will remain in effect for any given period of time. Rating agencies also may lower, suspend or withdraw ratings on the notes or our other debt in the future. Holders of the notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market prices or marketability of the notes.
Federal and state statutes allow courts, under specific circumstances, to void notes and guarantees and require holders of notes to return payments received.
The issuance of the notes and the related guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we, Holdings, Intermediate or any of the Note Guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee and, in the case of (2) only, one of the following is also true:

•	we, Holdings, Intermediate or any of the Note Guarantors were insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

•	payment of the consideration left us, Holdings, Intermediate or any of the Note Guarantors with an unreasonably small amount of capital to carry on the business; or

•	we, Holdings, Intermediate or any of the Note Guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.
If a court were to find that the issuance of the notes or a related guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours, Intermediate's, Holdings' or such Note Guarantor's, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our other debt and that of Holdings, Intermediate and the Note Guarantors that could result in acceleration of such debt.
The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. In general, however, a court would consider an issuer or a guarantor insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.
We cannot be certain as to the standards a court would use to determine whether or not we, Holdings, Intermediate or the Note Guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the related guarantees would not be subordinated to our or any guarantor's other debt.
If the guarantees of the notes were legally challenged, any such guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees of the notes, subordinate them to Holdings', Intermediate's or the applicable Note Guarantor's other debt or take other action detrimental to the holders of the notes.
Each guarantee of the notes contains a provision intended to limit Holdings', Intermediate's and the Note Guarantors' liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce or eliminate the guarantor's obligation to an amount that effectively makes such guarantee worthless.
The notes do not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact holders of the notes.
We are not restricted under the terms of the notes from incurring additional debt, including secured debt, or repurchasing our securities. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. Certain of our other debt instruments may, however, restrict these and other actions. See "Description of the Notes—Subordination of the Notes."
The conversion rates of the notes may not be adjusted for all dilutive events that may occur.
As described under "Description of the Notes-Conversion Rate Adjustments," we will adjust the conversion rates of the notes for certain events, including, among others:

•	the issuance of stock or cash dividends on the Class A Common Stock;

•	the issuance of certain rights or warrants to purchase Class A Common Stock;

•	certain subdivisions and combinations of Class A Common Stock; and

•	the distribution of capital stock, indebtedness or assets of Holdings.
We will not adjust the conversion rates for other events, such as an issuance of Class A Common Stock for cash or in connection with an acquisition, or for grants of options, restricted stock or other equity awards pursuant to Holdings' existing and future employee incentive plans, including the Phantom Value Plan, that may adversely affect the trading price of the notes or the Class A Common Stock. If we engage in any of these types of transactions, the value of the Class A Common Stock into which the notes may be convertible may be diluted. In addition, if we are unable to maintain compliance with the senior secured leverage ratio under our senior secured credit facility, we may issue additional equity in the future pursuant to an equity cure or otherwise, which could also adversely impact the value of the notes or the Class A Common Stock. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rates, may occur.
You may lose the option time value of your notes if we redeem your notes upon a Qualified Public Offering or if you elect to have your notes repurchased upon a Change of Control and if the notes are redeemed by us upon a Qualified Public Offering, you will not receive the full face amount of your notes.
Upon a Qualified Public Offering and at any time thereafter, the notes will be redeemable at our option at a price equal to 90% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption. In addition, if a change of control occurs prior to the maturity date of the notes, each holder of the notes will have the right to require us to repurchase its notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. Upon such redemption or repurchase, you will not be compensated for any lost option time value of your notes. In addition, because we may redeem the notes at a price equal to 90% of the principal amount thereof, you will not receive the full face amount of your notes following any such redemption.
As a holder of the notes, you will not be entitled to any rights with respect to Class A Common Stock, but you will be subject to all changes made with respect to Class A Common Stock and even if you convert your notes, your voting interests may be diluted.
If you hold notes, you will not be entitled to any rights with respect to the Class A Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Class A Common Stock), but you will be subject to all changes affecting the Class A Common Stock. You will have the rights with respect to the Class A Common Stock only when shares of Class A Common Stock are delivered to you upon conversion of your notes. For example, in the event that an amendment is proposed to Holdings' charter or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to have received Class A Common Stock upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of the Class A Common Stock. In addition, because the Class B Common Stock has five votes per share, even if you convert your notes, your voting interests in the Class A Common Stock may not be proportional to your actual ownership of the outstanding Common Stock and holders of Class B Common Stock may control a majority of the voting interests in the Common Stock even though they do not own a majority of the outstanding Common Stock.
Recent regulatory actions may adversely affect the trading price and liquidity of the notes.
If the Class A Common Stock becomes publicly traded, we expect that many investors in, and potential purchasers of, the notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors that employ a convertible arbitrage strategy with respect to convertible debt instruments typically implement that strategy by selling short the common stock underlying the notes and dynamically adjusting their short position while they hold the notes. Investors may also implement this strategy by entering into swaps on the Class A Common Stock in lieu of or in addition to short selling the common stock. As a result, any specific rules regulating equity swaps or short selling of securities or other governmental action that interferes with the ability of market participants to effect short sales or equity swaps with respect to the Class A Common Stock could adversely affect the ability of investors in, or potential purchasers of, the notes to conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes. This could, in turn, adversely affect the trading price and liquidity of the notes.
The SEC and other regulatory and self-regulatory authorities have implemented various rules and may adopt additional rules in the future that may impact those engaging in short selling activity involving equity securities (including the Class A Common Stock). In particular, Rule 201 of SEC Regulation SHO generally restricts short selling when the price of a "covered security" triggers a "circuit breaker" by falling 10% or more from the security's closing price as of the end of regular trading hours on the prior day. If this circuit breaker is triggered, short sale orders can be displayed or executed only if the order price is above the current national best bid, subject to certain limited exceptions. Because the Class A Common Stock is a "covered security," these Rule 201 restrictions, if triggered, may interfere with the ability of investors in, and potential purchasers of, the notes, to effect short sales in the Class A Common Stock and conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes.
The SEC also approved a pilot program allowing securities exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA") to halt trading in securities included in the S&P 500 Index, Russell 1000 Index and over 300 exchange traded funds if the price of any such security moves 10% or more from a sale price in a five-minute period (the "SRO pilot program"). Beginning on August 8, 2011, the SRO pilot program was expanded to include all other NMS stocks, and imposes a trading halt in these additional stocks in the event of any price movement of 30% or 50% (or more), depending upon the trading price of the stock. Beginning on November 23, 2011, the SRO pilot program was amended to exclude all rights and warrants from the trading halt. The SRO pilot program is effective until January 31, 2012.
In addition, FINRA and exchanges have proposed a "Limit Up-Limit Down" mechanism. If approved by the SEC, FINRA and exchanges would establish procedures to prevent trading in stock covered by the mechanism outside of specific price bands during regular trading hours. If trading is unable to occur within those price bands for more than 15 seconds, there would be a five-minute trading pause. The SEC has not yet determined whether to approve the Limit Up-Limit Down proposal.
The enactment of the Dodd-Frank Act on July 21, 2010 also introduces regulatory uncertainty that may impact trading activities relevant to the notes. This legislation may require many over-the-counter swaps and security-based swaps to be centrally cleared through regulated clearinghouses and traded on exchanges or comparable trading facilities. In addition, swap dealers, security-based swap dealers, major market participants and major security-based swap participants may be required to comply with margin and capital requirements as well as public reporting requirements to provide transaction and pricing data on both cleared and uncleared swaps. These requirements could adversely affect the ability of investors in, or potential purchasers of, the notes to maintain a convertible arbitrage strategy with respect to the notes (including increasing the costs incurred by such investors in implementing such strategy). This could, in turn, adversely affect the trading price and liquidity of the notes. The implementation dates for these requirements are subject to regulatory action and at this time cannot be determined with certainty. We cannot predict how this legislation will ultimately be implemented by the SEC and other regulators or the magnitude of the effect that this legislation will have on the trading price or liquidity of the notes.
Although the direction and magnitude of the effect that the amendments to Regulation SHO, FINRA and securities exchange rule changes and/or implementation of the Dodd-Frank Act may have on the trading price and the liquidity of the notes will depend on a variety of factors, many of which cannot be determined at this time, past regulatory actions have had a significant impact on the trading prices and liquidity of convertible debt instruments. For example, in September 2008, the SEC issued emergency orders generally prohibiting short sales of the common stock of certain financial services companies while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. The orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute and adversely affected both the liquidity and trading price of convertible debt instruments issued by many of the financial services companies subject to the prohibition. Any governmental action that similarly restricts the ability of investors in, or potential purchasers of, the notes to effect short sales of the Class A Common Stock, including the amendments to Regulation SHO, FINRA and exchange rule changes and the implementation of the Dodd-Frank Act, could similarly adversely affect the trading price and the liquidity of the notes.
You may be subject to United States federal income or withholding taxes if we adjust the conversion rates of notes in certain circumstances, even if you do not receive any cash.
We will adjust the conversion rates of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect the capital structure of Holdings. See "Description of the Notes—Conversion Rate Adjustments." If we adjust the conversion rates, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for United States federal income tax purposes, even though you would not receive any cash in connection with a conversion rate adjustment and even though you might not exercise your conversion right. In addition, Non-U.S. Holders (as defined in "Certain United States Federal Income Tax Considerations") of the notes may be deemed to have received a distribution subject to United States federal withholding tax requirements. See "Certain United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends" and "Certain United States Federal Income Tax Considerations—Non-U.S. Holders—Constructive Dividends."
Holders who convert their notes into Class A Common Stock may be subject to greater risks than the risks to which they would otherwise be subject.
If you elect to convert your notes into Class A Common Stock, you will hold equity of Holdings, rather than debt of Realogy, which will have important consequences to you. For example, the rights of holders of Class A Common Stock will be junior to our existing and future indebtedness and other obligations. If we were to become subject to bankruptcy protection, holders of the notes who do not convert their notes may receive value greater than the value, if any, received by holders of Class A Common Stock. This is because any claims of holders of the notes and our other indebtedness will be given priority over the claims of holders of equity securities.
The conversion prices of the notes were determined by negotiations and are based on a premium to the estimated fair market value of the Class A Common Stock. There may not be an active market for Class A Common Stock, and a market may never develop, which could adversely affect the liquidity and market price of the notes and could result in holders of Class A Common Stock being unable to monetize their investment.
Currently there is no public market for the Class A Common Stock. In the absence of a public market for the Class A Common Stock, the conversion prices of the notes were determined through negotiations with holders of the Existing Notes by reference to the Company's estimated fair market value of the Class A Common Stock as of November 29, 2010. The conversion prices were based on a premium to the estimated fair market value of the Class A Common Stock and may not bear any relationship to our past, current or future operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, the conversion prices of the notes should not be considered as reflective of the actual value of the Class A Common Stock.
An active trading market for the Class A Common Stock may never develop or be sustained. The absence of such market could adversely affect the liquidity and price of the Class A Common Stock and the notes. In addition, we cannot assure you that, if such market were to develop, the price at which the Class A Common Stock may trade will not decline, or that such price will reflect the actual financial performance of Holdings.
In connection with any Qualified Public Offering, Holdings expects that it would list the Class A Common Stock for trading on the NASDAQ Global Select Market, the NASDAQ Global Market or the New York Stock Exchange. Until then, you may not be able to liquidate any investment you may make in the Class A Common Stock by converting the notes. We cannot assure you that there will be a trading market for the Class A Common Stock or that an active public market will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Class A Common Stock may be adversely affected. Moreover, in the event you are able to sell some or all of your Class A Common Stock, you may not recover the original investment.

Fluctuations in the market price of Class A Common Stock may impact the trading price of the notes and make them more difficult to resell. Holders who receive Class A Common Stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of Class A Common Stock.
If the Class A Common Stock becomes publicly traded, the conversion value of the notes will be based on the market price of shares of Class A Common Stock, and any decline in the market price of Class A Common Stock may have a similar effect on the value of the notes and could limit the number of shares deliverable upon conversion of the notes.
Holders who receive shares of Class A Common Stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of Class A Common Stock. The conversion of some or all of the notes and any sales of Class A Common Stock issued upon conversion of the notes could adversely affect the market price of Class A Common Stock. In the future, Holdings may sell additional shares of Class A Common Stock to raise capital. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for Class A Common Stock. The issuance and sale of substantial amounts of Class A Common Stock or securities convertible into Class A Common Stock, or the perception that such issuances and sales may occur, could adversely affect the value of the notes and the market price of Class A Common Stock and impair Holdings' ability to raise capital through the sale of additional equity securities. In addition, holders who receive shares of Class A Common Stock upon conversion of the notes may have their percentage ownership diluted in the future because of equity issuances.
The market price of Class A Common Stock (if such market were to develop) could also be affected by possible sales of shares of Class A Common Stock by investors who view the notes as a more attractive means of equity participation in Holdings and by hedging or arbitrage trading activity involving Class A Common Stock that we expect to develop if the Class A Common Stock becomes publicly tradable. Such hedging or arbitrage trading activity could, in turn, affect the trading price of the notes and/or the market price of any Class A Common Stock that holders receive upon conversion of their notes.
Risks Related to Our Business
The residential real estate market is cyclical and we are negatively impacted by downturns in this market.
The residential real estate market tends to be cyclical and typically is affected by changes in general economic conditions which are beyond our control. The U.S. residential real estate market has recently shown some signs of stabilizing from a lengthy and deep downturn that began in the second half of 2005. However, we cannot predict when the market and related economic forces will return the U.S. residential real estate industry to a period of sustained growth.
Any of the following could halt or limit a recovery in the housing market and have a material adverse effect on our business by causing a lack of sustained growth or a decline in the number of homesales and/or prices which, in turn, could adversely affect our revenues and profitability:

•	continued high unemployment;

•	a period of slow economic growth or recessionary conditions;

•	weak credit markets;

•	a low level of consumer confidence in the economy and/or the residential real estate market;

•	instability of financial institutions;

•
legislative, tax or regulatory changes that would adversely impact the residential real estate market, including but not limited to potential reform relating to Fannie Mae, Freddie Mac and other government sponsored entities that provide liquidity to the U.S. housing and mortgage markets;

•
increasing mortgage rates and down payment requirements and/or reduced availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd-Frank Act or other legislation or regulation that may be enacted or promulgated to reform the U.S. housing finance market, including restrictions imposed on mortgage originators as well as retention levels required to be maintained by sponsors to securitize mortgages;

•	excessive or insufficient regional home inventory levels;

•
continuing high levels of foreclosure activity including but not limited to the release of homes for sale by financial institutions and the uncertainty surrounding the appropriateness of mortgage servicers foreclosure processes;

•	adverse changes in local or regional economic conditions;

•	the inability or unwillingness of homeowners to enter into homesale transactions due to negative equity in their existing homes;

•	a decrease in the affordability of homes;

•	our geographic and high-end market concentration relating in particular to our company-owned brokerage operations;

•	local, state and federal government regulation that burden residential real estate transactions or ownership;

•	shifts in populations away from the markets that we or our franchisees serve;

•
individual tax law changes, including potential limits on, or elimination of, the deductibility of certain mortgage interest expense, the application of the alternative minimum tax, real property taxes and employee relocation expenses;

•	decreasing home ownership rates, declining demand for real estate and changing social attitudes toward home ownership;

•	commission pressure from brokers who discount their commissions; and/or

•	acts of God, such as hurricanes, earthquakes and other natural disasters that disrupt local or regional real estate markets.
Recently, banks and other lenders have come under investigations for alleged improper support for foreclosure actions. As a result, the foreclosure process in many areas has slowed and may face ongoing disruption. These foreclosure developments could reduce the level of homesales and could, once these homes reemerge on the market, add additional downward pressure on the price of existing homesales. A potential settlement of related litigation in 2012 could ease the disruption to foreclosures.
Our success is largely dependent on the efforts and abilities of the independent sales associates retained by company owned brokerage offices and by our franchisees. The ability of our company owned brokerage offices and our franchisees to retain independent sales associates is generally subject to numerous factors, including the compensation they receive and their perception of brand value. Given our high degree of leverage and negative perceptions in the media relating to our financial condition, neither our company owned brokerage offices or our independent franchisees may be successful in attracting or maintaining independent sales associates. If we or our franchisees fail to attract and retain independent sales associates, our business may be materially adversely affected.
Seasonal fluctuations in the residential real estate brokerage and relocation businesses could adversely affect our business.
The residential real estate brokerage business is subject to seasonal fluctuations. Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during a seasonal slowdown. For example, interest payments of approximately $215 million are due on our Unsecured Notes and Second Lien Loans in October and April of each year. Accordingly, one of our significant interest payments falls in, or immediately following, the period of our lowest cash flow generation. Because of this asymmetry and the size of our cash interest obligations, if unfavorable conditions in the real estate market and general macroeconomic conditions do not significantly improve, we would be required to seek additional sources of working capital for our future liquidity needs, including obtaining additional financing from affiliated or non-affiliated debt holders and deferring or reducing spending. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations, or that we could obtain additional financing on acceptable terms or at all.
A prolonged decline or lack of sustained growth in the number of homesales and/or prices would adversely affect our revenues and profitability.
Based upon data published by NAR, from 2005 to 2011, annual U.S. existing homesale units declined by 40% and the median homesale price declined by 24%. Our revenues for the year ended December 31, 2011 compared to the year ended December 31, 2007, on a pro forma combined basis, decreased approximately 31%. A further decline or lack of sustained growth in existing homesales, a continued decline in home prices or a decline in commission rates charged by brokers would further adversely affect our results of operations by reducing the royalties we receive from our franchisees and company owned brokerages, reducing the commissions our company owned brokerage operations earn, reducing the demand for our title and settlement services and reducing the referral fees earned by our relocation services business. For example, for 2011, a 100 basis point (or 1%) decline in either our homesale sides or the average selling price of closed homesale transactions, with all else being equal, would have decreased EBITDA by $11 million for our Real Estate Franchise Services and our Company Owned Real Estate Brokerage Services segments on a combined basis.
Our company owned brokerage operations are subject to geographic and high-end real estate market risks, which could continue to adversely affect our revenues and profitability.
Our subsidiary, NRT, owns real estate brokerage offices located in and around large metropolitan areas in the U.S. Local and regional economic conditions in these locations could differ materially from prevailing conditions in other parts of the country. NRT has more offices and realizes more of its revenues in California, Florida and the New York metropolitan area than any other regions in the country. For the year ended December 31, 2011, NRT realized approximately 64% of its revenues from California (28%), the New York metropolitan area (25%) and Florida (11%). A further downturn in residential real estate demand or economic conditions in these regions could result in a further decline in NRT's total gross commission income and profitability and have a material adverse effect on us. In addition, given the significant geographic overlap of our title and settlement services business with our company owned brokerage offices, such regional declines affecting our company owned brokerage operations could have an adverse effect on our title and settlement services business as well. A further downturn in residential real estate demand or economic conditions in these states could continue to result in a decline in our overall revenues and have a material adverse effect on us.
NRT has a significant concentration of transactions at the higher end of the U.S. real estate market. A shift in NRT's mix of property transactions from the high range to lower and middle range homes would adversely affect the average price of NRT's closed homesales.
Loss or attrition among our senior management or other key employees could adversely affect our financial performance.
Our success is largely dependent on the efforts and abilities of our senior management and other key employees. Our ability to retain our employees is generally subject to numerous factors, including the compensation and benefits we pay, the mix between the fixed and variable compensation we pay our employees and prevailing compensation rates. Given the lengthy and prolonged downturn in the real estate market and the cost-cutting measures we implemented during the downturn, certain of our employees have received, and may in the near term continue to receive, less incentive compensation. As such, we may suffer significant attrition among our current key employees. If we were to lose key employees and not promptly fill their positions with comparably qualified individuals, our business may be materially adversely affected.
Tightened mortgage underwriting standards could continue to reduce homebuyers' ability to access the credit market on reasonable terms.
During the past several years, many lenders have significantly tightened their underwriting standards, and many subprime and other alternative mortgage products are no longer being made available in the marketplace. If these trends continue and mortgage loans continue to be difficult to obtain, including in the jumbo mortgage markets important to our higher value and luxury brands, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes will be adversely affected, which will adversely affect our operating results.
Adverse developments in general business, economic and political conditions could have a material adverse effect on our financial condition and our results of operations.
Our business and operations and those of our franchisees are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, consumer confidence and the general condition of the U.S. and world economy.
Dramatic declines in the housing market during the past five years, with falling home prices and increasing foreclosures, including disruptions and delays occasioned by recent investigations into alleged improper foreclosure processes, and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These actions, which initially impacted mortgage-backed securities, spread to credit default swaps and other derivative securities and caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. Lack of available credit or lack of confidence in the financial sector could materially and adversely affect our business, financial condition and results of operations.
A host of factors beyond our control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions could have a material adverse effect on our financial condition and our results of operations.
Recent U.S. governmental actions to assist in the stabilization and/or recovery of the residential real estate market may not be successful; reform of Freddie Mac and Fannie Mae could have a material impact on our operations.
The U.S. government implemented certain actions during the past several years to assist in a stabilization and/or a recovery of the residential real estate market. These measures have included: (1) the placement of Fannie Mae and Freddie Mac in conservatorship in September 2008 and the funding of billions of dollars to these entities to backstop shortfalls in their capital requirements; (2) the establishment, and subsequent expansion and extension, of a federal homebuyer tax credit for qualified buyers (that, as extended, required signed contracts on or before April 30, 2010); (3) as part of a broader plan to bring stability to credit markets and stimulate the housing market, the purchase of mortgage-backed securities by the Federal Reserve Board in an attempt to maintain low mortgage rates (the first phase of which ended on March 31, 2010); (4) the continuation of the 2008 higher loan limits for FHA, Freddie Mac and Fannie Mae loans, most recently extended through 2013; (5) the availability of low-cost refinancing through Fannie Mae and Freddie Mac to certain homeowners negatively impacted by falling home prices, as well as encouraging lenders to modify loan terms with borrowers at risk of foreclosure or already in foreclosure; and (6) ongoing attempts to cause Freddie Mac, Fannie Mae and various banks implicated in foreclosure investigations to modify loans, including by the reduction of principal, when the home value has fallen below the amount of the loan. There can be no assurance that these actions or any other governmental action will continue to stabilize the housing market or that any recovery in this market will be sustained as these programs either wind down or expire by their terms.
Moreover, Congress has held hearings on the future of Freddie Mac and Fannie Mae and other government sponsored entities or GSEs with a view towards further legislative reform. Legislation, if enacted, which curtails Freddie Mac and/or Fannie Mae's activities and/or results in the wind down of these entities could increase mortgage costs and could result in more stringent underwriting guidelines imposed by lenders, either of which could materially adverse affect the housing market in general and our operations in particular. Given the current uncertainty with respect to the extent, if any, of such reform, it is difficult to predict either the long-term or short-term impact of government action that may be taken.
The Dodd-Frank Act and other financial reform legislation may, among other things, result in new rules and regulations that may adversely affect the housing industry.
On July 21, 2010, the Dodd-Frank Act was signed into law for the express purpose of regulating the financial services industry and also establishes an independent federal bureau of consumer financial protection to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority. The Dodd-Frank Act also establishes new standards and practices for mortgage originators, including determining a prospective borrower's ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. These standards and practices include limitations, which are scheduled to become effective in 2013, on the amount that a mortgage originator may receive with respect to a "qualified mortgage," including fees received by affiliates of the mortgage originator. Based upon the current legislation and the definition of a qualified mortgage, such limitation could adversely affect the fees received by TRG, as provider of title and settlement services, in transactions originated by our joint venture, PHH Home Loans. While we are continuing to evaluate all aspects of the Dodd-Frank Act, such legislation and regulations promulgated pursuant to such legislation as well as other legislation that may be enacted to reform the U.S. housing finance market could materially and adversely affect the mortgage and housing industries, result in heightened federal regulation and oversight of the mortgage and housing industries, increase down payment requirements, increase mortgage costs, curtail affiliated business transactions and result in increased costs and potential litigation for housing market participants.
Certain provisions of the Dodd-Frank Act may impact the operation and practices of Fannie Mae and Freddie Mac and require sponsors of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Substantial reduction in, or the elimination of, GSE demand for mortgage loans could have a material adverse effect on the mortgage industry and the housing industry in general and these provisions may reduce the availability of mortgages to certain individuals.

Monetary policies of the federal government and its agencies may have a material impact on our operations.
Our business is significantly affected by the monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the U.S. The Federal Reserve Board's policies affect the real estate market through their effect on interest rates as well as the pricing on our interest-earning assets and the cost of our interest-bearing liabilities.
We are affected by any rising interest rate environment. Changes in the Federal Reserve Board's policies, the interest rate environment and mortgage market are beyond our control, are difficult to predict and could have a material adverse effect on our business, results of operations and financial condition. Additionally, the possibility of the elimination of the mortgage interest deduction could have an adverse effect on the housing market by reducing incentives for buying or refinancing homes and negatively affecting property values.
Competition in the residential real estate and relocation business is intense and may adversely affect our financial performance.
Competition in the residential real estate services business is intense. As a real estate brokerage franchisor, our products are our brand names and the support services we provide to our franchisees. Upon the expiration of a franchise agreement, a franchisee may choose to franchise with one of our competitors or operate as an independent broker. Competitors may offer franchisees whose franchise agreements are expiring similar products and services at rates that are lower than we charge. Our largest national competitors in this industry include Brookfield Residential Property Services, an affiliate of Brookfield Asset Management, Inc. ("Brookfield"), which in December 2011 acquired Prudential Real Estate and Relocation Services and also operates the brands, Real Living in the U.S. and Royal LePage in Canada; RE/MAX International, Inc.; and Keller Williams Realty, Inc. Some of these companies may have greater financial resources than we do, including greater marketing and technology budgets, and may be less leveraged. Regional and local franchisors provide additional competitive pressure in certain areas. To remain competitive in the sale of franchises and to retain our existing franchisees, we may have to reduce the fees we charge our franchisees to be competitive with those charged by competitors, which may accelerate if market conditions further deteriorate.
Our company owned brokerage business, like that of our franchisees, is generally in intense competition. We compete with other national independent real estate organizations, including Home Services of America, franchisees of our brands and of other national real estate franchisors, franchisees of local and regional real estate franchisors, regional independent real estate organizations, discount brokerages, and smaller niche companies competing in local areas. Competition is particularly severe in the densely populated metropolitan areas in which we operate. In addition, the real estate brokerage industry has minimal barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based brokerage or brokers who discount their commissions. Discount brokers have had varying degrees of success and while they have been negatively impacted by the prolonged downturn in the residential housing market, they may increase their market share in the future. Listing aggregators and other web-based real estate service providers may also begin to compete for part of the service revenue through referral or other fees. Real estate brokers compete for sales and marketing business primarily on the basis of services offered, reputation, utilization of technology, personal contacts and brokerage commission. As with our real estate franchise business, a decrease in the average brokerage commission rate may adversely affect our revenues. We also compete for the services of qualified licensed independent sales associates. Some of the firms competing for sales associates use a different model of compensating agents, in which agents are compensated for the revenue generated by other agents that they recruit to those firms. This business model may be appealing to certain agents and hinder our ability to attract and retain those agents. Competition for sales associates could reduce the commission amounts retained by our company after giving effect to the split with independent sales associates and possibly increase the amounts that we spend on marketing. Our average homesale commission rate per side in our Company Owned Real Estate Services segment has declined from 2.62% in 2002 to 2.50% in 2011.
In our relocation services business, we compete primarily with global and regional outsourced relocation service providers. The larger outsourced relocation service providers that we compete with include: Brookfield Global Relocation Services, an affiliate of Brookfield (including the recently acquired operations of Prudential Real Estate and Relocation Services), SIRVA, Inc., and Weichert Relocation Resources, Inc.
The title and settlement services business is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. We compete with other title insurers, title agents and vendor management companies. The title and settlement services business competes with a large, fragmented group of smaller underwriters and agencies as well as national competitors.

Several of our businesses are highly regulated and any failure to comply with such regulations or any changes in such regulations could adversely affect our business.
Several of our businesses are highly regulated. The sale of franchises is regulated by various state laws as well as by the Federal Trade Commission (the "FTC"). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have "franchise relationship laws" or "business opportunity laws" that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While we believe that our franchising operations are in compliance with such existing regulations, we cannot predict the effect any existing or future legislation or regulation may have on our business operation or financial condition.
Our real estate brokerage business must comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the jurisdictions in which we do business. These laws and regulations contain general standards for and prohibitions on the conduct of real estate brokers and sales associates, including those relating to licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions, advertising and consumer disclosures. Under state law, our real estate brokers have the duty to supervise and are responsible for the conduct of their brokerage business.
Several of the litigation matters we are involved with allege claims based upon breaches of fiduciary duties by our licensed brokers, violations of state laws relating to business practices or consumer disclosures and with respect to compliance with wage and hour regulations. We cannot predict with certainty the cost of defense or the ultimate outcome of these or other litigation matters filed by or against us, including remedies or awards, and adverse results in any such litigation, including treble damages, may harm our business and financial condition.
Our company owned real estate brokerage business, our relocation business, our title and settlement service business and the businesses of our franchisees (excluding commercial brokerage transactions) must comply with the Real Estate Settlement Procedures Act ("RESPA"). RESPA and comparable state statutes, among other things, restrict payments which real estate brokers, agents and other settlement service providers may receive for the referral of business to other settlement service providers in connection with the closing of real estate transactions. Such laws may to some extent restrict preferred vendor arrangements involving our franchisees and our company owned brokerage business. RESPA and similar state laws also require timely disclosure of certain relationships or financial interests that a broker has with providers of real estate settlement services. Pursuant to the Dodd-Frank Act, administration of RESPA has been moved from the Department of Housing and Urban Development ("HUD") to the new Consumer Financial Protection Bureau and it is possible that the practice of HUD taking very expansive broad readings of RESPA will continue or accelerate at the Consumer Financial Protection Bureau (the "CFPB") creating increased regulatory risk.
Our title insurance business also is subject to regulation by insurance and other regulatory authorities in each state in which we provide title insurance. State regulations may impede or impose burdensome conditions on our ability to take actions that we may want to take to enhance our operating results.
There is a risk that we could be adversely affected by current laws, regulations or interpretations or that more restrictive laws, regulations or interpretations will be adopted in the future that could make compliance more difficult or expensive. There is also a risk that a change in current laws could adversely affect our business. For example, the "Bush tax cuts," which have reduced ordinary income and capital gains rates on federal taxes, were recently extended until the end of 2012, after which these tax cuts are due to expire. There can be no assurance that these tax cuts will be extended or if extended, the extension may apply only to a portion of the tax cuts and/or the extension could be limited in duration. Other potential federal tax legislation includes the elimination or narrowing of mortgage tax deductions. Higher federal income tax rates or further limits on mortgage tax deductions could negatively impact the purchase and sale of residential homes. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations.
In addition, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our financial condition or our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. Our failure to comply with any of these requirements or interpretations could limit our ability to renew current franchisees or sign new franchisees or otherwise have a material adverse effect on our operations.

We are also, to a lesser extent, subject to various other rules and regulations such as:

•	the Gramm-Leach-Bliley Act which governs the disclosure and safeguarding of consumer financial information;

•	various state and federal privacy laws;

•	the USA PATRIOT Act;

•	restrictions on transactions with persons on the Specially Designated Nationals and Blocked Persons list promulgated by the Office of Foreign Assets Control of the Department of the Treasury;

•	federal and state "Do Not Call," "Do Not Fax," and "Do Not E-Mail" laws;

•
"controlled business" statutes, which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate providers, on the other hand, or similar laws or regulations that would limit or restrict transactions among affiliates in a manner that would limit or restrict collaboration among our businesses;

•	the Affiliated Marketing Rule, which prohibits or restricts the sharing of certain consumer credit information among affiliated companies without notice and/or consent of the consumer;

•	the Fair Housing Act;

•	laws and regulations, including the Foreign Corrupt Practices Act and U.K. Bribery Act, that can impose significant sanctions on improper payments;

•	laws and regulations in jurisdictions outside the United States in which we do business;

•	state and federal employment laws and regulations, including any changes that would require classification of independent contractors to employee status, and wage and hour regulations; and

•	increases in state, local or federal taxes that could diminish profitability or liquidity.
Our failure to comply with any of the foregoing laws and regulations may subject us to fines, penalties, injunctions and/ or potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business and may have a material adverse effect on our operations.
Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on results of operations.
Generally accepted accounting principles in the United States and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as stock-based compensation, asset impairments, valuation reserves, income taxes and fair value accounting, are highly complex and involve many subjective assumptions, estimates and judgments made by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments made by management could significantly change our reported results.
We may not have the ability to complete future acquisitions; we may not be successful in developing the Better Homes and Gardens Real Estate brand.
We have pursued an active acquisition strategy as a means of strengthening our businesses and have sought to integrate acquisitions into our operations to achieve economies of scale. Our company owned brokerage business has completed over 350 acquisitions since its formation in 1997 and, in 2004, we acquired the Sotheby's International Realty® residential brokerage business and entered into an exclusive license agreement for the rights to the Sotheby's International Realty® trademarks with which we are in the process of building the Sotheby's International Realty® franchise system. In January 2006, we acquired our title insurance underwriter and certain title agencies. As a result of these and other acquisitions, we have derived a substantial portion of our growth in revenues and net income from acquired businesses. The success of our future acquisition strategy will continue to depend upon our ability to fund such acquisitions given our total outstanding indebtedness, find suitable acquisition candidates on favorable terms and to finance and complete these transactions.
In October 2007, we entered into a long-term agreement to license the Better Homes and Gardens® Real Estate brand from Meredith. We seek to build a new international residential real estate franchise company using the Better Homes and Gardens® Real Estate brand name. The licensing agreement between us and Meredith became operational on July 1, 2008 and is for a 50-year term, with a renewal term for another 50 years at our option. We may not be able to successfully develop the brand in a timely manner given the housing downturn and limitations in developing the brand in certain countries, or at all. Our inability to complete acquisitions or to successfully develop the Better Homes and Gardens® Real Estate brand would have a material adverse effect on our growth strategy.

We may not realize anticipated benefits from future acquisitions.
Integrating acquired companies involves complex operational and personnel-related challenges. Future acquisitions may present similar challenges and difficulties, including:

•	the possible defection of a significant number of employees and independent sales associates;

•	increased amortization of intangibles;

•	the disruption of our respective ongoing businesses;

•	possible inconsistencies in standards, controls, procedures and policies;

•	failure to maintain important business relationships and contracts;

•	unanticipated costs of terminating or relocating facilities and operations;

•	unanticipated expenses related to integration; and

•	potential unknown liabilities associated with acquired businesses.
A prolonged diversion of management's attention and any delays or difficulties encountered in connection with the integration of any business that we have acquired or may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.
We may be unable to maintain anticipated cost savings and other benefits from our restructuring activities.
We have achieved cost savings from various restructuring initiatives targeted at reducing costs and enhancing organizational effectiveness while consolidating existing processes and facilities and will continue to identify additional cost savings. We may not be able to achieve or maintain the anticipated cost savings and other benefits from these restructuring initiatives that are described elsewhere in this prospectus. If our cost savings or the benefits are less than our estimates or take longer to implement than we project, the savings or other benefits we projected may not be fully realized.
Our financial results are affected by the operating results of franchisees.
Our real estate franchise services segment receives revenue in the form of royalties, which are based on a percentage of gross commission income earned by our franchisees. Accordingly, the financial results of our real estate franchise services segment are dependent upon the operational and financial success of our franchisees. If industry trends or economic conditions remain weak or worsen for franchisees, their financial results may worsen and our royalty revenues may decline. Gross closed commission income of our new franchisees may never materialize and accordingly we may not receive any material royalty revenues from new franchisees. In addition, we may have to increase our bad debt and note reserves. We may also have to terminate franchisees more frequently due to non-reporting and non-payment. Further, if franchisees fail to renew their franchise agreements, or if we decide to restructure franchise agreements in order to induce franchisees to renew these agreements, then our royalty revenues may decrease.
Our franchisees and independent sales associates could take actions that could harm our business.
Our franchisees are independent business operators and the sales associates that work with our company owned brokerage operations are independent contractors, and, as such, neither are our employees, and we do not exercise control over their day-to-day operations. Our franchisees may not successfully operate a real estate brokerage business in a manner consistent with industry standards, or may not hire and train qualified independent sales associates or employees. If our franchisees and independent sales associates were to provide diminished quality of service to customers, our image and reputation may suffer materially and adversely affect our results of operations. Improper actions by our franchisees may also lead to direct claims against us based on theories of vicarious liability.
Additionally, franchisees and independent sales associates may engage or be accused of engaging in unlawful or tortious acts such as, for example, violating the anti-discrimination requirements of the Fair Housing Act. Such acts or the accusation of such acts could harm our and our brands' image, reputation and goodwill.
Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement. This may lead to disputes with our franchisees and we expect such disputes to occur from time to time in the future as we continue to offer franchises. To the extent we have such disputes, the attention of our management and our franchisees will be diverted, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Clients of our relocation business may terminate their contracts at any time.
Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client. If a client terminates its contract, we will only be compensated for all services performed up to the time of termination and reimbursed for all expenses incurred up to the time of termination. If a significant number of our relocation clients terminate their contracts with us, our results of operations would be materially adversely affected.
Our marketing arrangement with PHH Home Loans may limit our ability to work with other key lenders to grow our business.
Under our Strategic Relationship Agreement relating to PHH Home Loans, we are required to recommend PHH Home Loans as originator of mortgage loans to the independent sales associates, customers and employees of our company owned and operated brokerage offices. This provision may limit our ability to enter into beneficial business relationships with other lenders and mortgage brokers.
We do not control the joint venture PHH Home Loans and PHH as the managing partner of that venture may make decisions that are contrary to our best interests.
Under our Operating Agreement with PHH relating to PHH Home Loans, we own a 49.9% equity interest but do not have control of the operations of the joint venture. Rather, our joint venture partner, PHH, is the managing partner of the venture and may make decisions with respect to the operation of the venture, which may be contrary to our best interests and may adversely affect our results of operations. In addition, our joint venture may be materially adversely impacted by changes affecting the mortgage industry, including but not limited to regulatory changes, increases in mortgage interest rates and decreases in operating margins.
In the event of a termination of our joint venture PHH Home Loans, our earnings derived from the business that had been conducted by the joint venture and the related marketing fees that we earned from PHH could be materially adversely affected.
Either party has the right to terminate the joint venture upon the occurrence of certain events, such as a material breach by the other party of any representation, warranty, covenant or other agreement contained in the Operating Agreement, Strategic Relationship Agreement or certain other related agreements that is not cured following any applicable notice or cure period, or the insolvency of the other party. In addition, we may terminate the joint venture at our election at any time after January 31, 2015 by providing two years' prior notice to PHH, and PHH may terminate the venture at its election effective January 31, 2030 by notice delivered no earlier than three years, but not later than two years, before such date. Upon any termination of the joint venture by us, we may require that PHH purchases our interest or sells its interest to a buyer designated by us. Upon any termination of the joint venture by PHH, PHH will be entitled to purchase our interest. In each case, the purchase price would be the fair market value of the interest sold.
If the joint venture is terminated, we may not be able to replace PHH with a new joint venture partner on terms comparable to us as those contained in the existing agreements governing the joint venture and, even if successful in finding a replacement partner, may incur expenses or loss of mortgage related earnings during any such transition. We may also decide not to continue to engage in the loan origination business conducted by the joint venture. In the event of a termination of the joint venture, our earnings derived from the business that had been conducted by the joint venture and the related marketing fees that we earned from PHH could be materially adversely affected.
We may experience significant claims relating to our operations and losses resulting from fraud, defalcation or misconduct.
We issue title insurance policies which provide coverage for real property to mortgage lenders and buyers of real property. When acting as a title agent issuing a policy on behalf of an underwriter, our insurance risk is typically limited to the first $5,000 of claims on any one policy, though our insurance risk is not limited if we are negligent. The title underwriter which we acquired in January 2006 typically underwrites title insurance policies of up to $1.5 million. For policies in excess of $1.5 million, we typically obtain a reinsurance policy from a national underwriter to reinsure the excess amount. To date, our title underwriter has experienced claims losses that are significantly below the industry average; our claims experience could increase in the future, which could negatively impact the profitability of that business. We may also be subject to legal claims arising from the handling of escrow transactions and closings. Our subsidiary, NRT, carries errors and omissions insurance for errors made during the real estate settlement process of $15 million in the aggregate, subject to a deductible of $1 million per occurrence. In addition, we carry an additional errors and omissions insurance policy for Realogy and its subsidiaries for errors made for real estate related services up to $35 million in the aggregate, subject to a deductible of $2.5 million per occurrence. This policy also provides excess coverage to NRT creating an aggregate limit of $50 million, subject to the NRT deductible of $1 million per occurrence. The occurrence of a significant title or escrow claim in excess of our insurance coverage in any given period could have a material adverse effect on our financial condition and results of operations during the period.
Fraud, defalcation and misconduct by employees are also risks inherent in our business. We carry insurance covering the loss or theft of funds of up to $30 million annually in the aggregate, subject to a deductible of $1 million per occurrence. To the extent that any loss or theft of funds substantially exceeds our insurance coverage, our business could be materially adversely affected.
In addition, we rely on the collection and use of personally identifiable information from customers to conduct our business. We disclose our information collection and dissemination practices in a published privacy statement on our websites, which we may modify from time to time. We may be subject to legal claims, government action and damage to our reputation if we act or are perceived to be acting inconsistently with the terms of our privacy statement, customer expectations or the law. Further, we may be subject to claims to the extent individual employees or independent contractors breach or fail to adhere to company policies and practices and such actions jeopardize any personally identifiable information. In addition, concern among potential home buyers or sellers about our privacy practices could keep them from using our services or require us to incur significant expense to alter our business practices or educate them about how we use personally identifiable information.
We could be subject to significant losses if banks do not honor our escrow and trust deposits.
Our company owned brokerage business and our title and settlement services business act as escrow agents for numerous customers. As an escrow agent, we receive money from customers to hold until certain conditions are satisfied. Upon the satisfaction of those conditions, we release the money to the appropriate party. We deposit this money with various banks and while these deposits are not assets of the Company (and therefore excluded from our consolidated balance sheet), we remain contingently liable for the disposition of these deposits. The banks may hold a significant amount of these deposits in excess of the federal deposit insurance limit. If any of our depository banks were to become unable to honor our deposits, customers could seek to hold us responsible for these deposits and, if the customers prevailed in their claims, we could be subject to significant losses. These escrow and trust deposits totaled $272 million at December 31, 2011.
Title insurance regulations limit the ability of our insurance underwriter to pay cash dividends to us.
Our title insurance underwriter is subject to regulations that limit its ability to pay dividends or make loans or advances to us, principally to protect policy holders. Generally, these regulations limit the total amount of dividends and distributions to a certain percentage of the insurance subsidiary's surplus, or 100% of statutory operating income for the previous calendar year. These restrictions could limit our ability to receive dividends from our insurance underwriter, make acquisitions or otherwise grow our business.
We may be unable to continue to securitize certain of our relocation assets, which may adversely impact our liquidity.
At December 31, 2011, $327 million of securitization obligations were outstanding through special purpose entities monetizing certain assets of our relocation services business under two lending facilities. We have provided a performance guaranty which guarantees the obligations of our Cartus subsidiary and its subsidiaries, as originator and servicer under the Apple Ridge securitization program. The securitization markets have experienced significant disruptions which may have the effect of increasing our cost of funding or reducing our access to these markets in the future. If we are unable to continue to securitize these assets, we may be required to find additional sources of funding which may be on less favorable terms or may not be available at all.
The occurrence of any trigger events under our Apple Ridge securitization facility could cause us to lose funding under that facility and therefore restrict our ability to fund the operation of our U.S. relocation business.
The Apple Ridge securitization facility, which we use to advance funds on behalf of certain clients of our relocation business in order to facilitate the relocation of their employees, contains terms which if triggered may result in a termination or limitation of new or existing funding under the facility and/or may result in a requirement that all collections on the assets be used to pay down the amounts outstanding under such facility. The triggering events include but are not limited to: those tied to the age and quality of the underlying assets; a change of control; a breach of our senior secured leverage ratio covenant under our senior secured credit facility if uncured; and the acceleration of indebtedness under our senior secured credit facility, unsecured or secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.
We are highly dependent on the availability of the asset-backed securities market to finance the operations of our relocation business, and disruptions in this market or any adverse change or delay in our ability to access the market could have a material adverse effect on our financial position, liquidity or results of operations.
Our Apple Ridge securitization facility, as recently amended in December 2011, matures in December 2013. We could encounter difficulties in renewing this facility and if this source of funding is not available to us for any reason, we could be required to borrow under the revolving credit facility or incur other indebtedness to finance our working capital needs, and there can be no assurance in this regard, or we could require our clients to fund the home purchases themselves, which could have a material adverse effect on our ability to achieve our business and financial objectives.
Our international operations are subject to risks not generally experienced by our U.S. operations.
Our relocation services business operates worldwide, and to a lesser extent, our real estate franchise services segment has international operations. For the year ended December 31, 2011, revenues from these operations were approximately 3% of total revenues. Our international operations are subject to risks not generally experienced by our U.S. operations. The risks involved in our international operations that could result in losses against which we are not insured and therefore affect our profitability include:

•	fluctuations in foreign currency exchange rates;

•	exposure to local economic conditions and local laws and regulations, including those relating to our employees;

•	economic and/or credit conditions abroad;

•	potential adverse changes in the political stability of foreign countries or in their diplomatic relations with the U.S.;

•	restrictions on the withdrawal of foreign investment and earnings;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	difficulties in registering, protecting or preserving trade names and trademarks in foreign countries;

•	restrictions on the ability to obtain or retain licenses required for operation;

•	foreign exchange restrictions;

•	withholding and other taxes on remittances and other payments by subsidiaries; and

•	changes in foreign taxation structures.
We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.
We cannot predict with certainty the cost of defense, the cost of prosecution, insurance coverage or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business and financial condition. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, franchising arrangements, actions against our title company alleging it knew or should have known that others were committing mortgage fraud, standard brokerage disputes like the failure to disclose hidden defects in the property such as mold, vicarious liability based upon conduct of individuals or entities outside of our control, including franchisees and independent sales associates, antitrust claims, general fraud claims and employment law, including claims challenging the classification of our sales associates as independent contractors, and claims alleging violations of RESPA or state consumer fraud statutes. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third party patents or other third party intellectual property rights. In addition, we may be required to enter into licensing agreements (if available on acceptable terms or at all) and pay royalties.

In 2002, Frank K. Cooper Real Estate #1, Inc. filed a putative class action against Cendant and Cendant's subsidiary, Century 21 Real Estate Corporation. The complaint alleges breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, breach of the implied duty of good faith and fair dealing, violation of the New Jersey Consumer Fraud Act and breach of certain express and implied fiduciary duties. The complaint alleges, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages and otherwise improperly charged expenses to marketing funds. The New Jersey Consumer Fraud Act, if applicable, provides for treble damages, attorney's fees and costs as remedies for violation of the Act. On August 17, 2010, the court granted plaintiffs' renewed motion to certify a class. The certified class includes Century 21 franchisees at any time between August 1, 1995 and April 17, 2002 whose franchise agreements contain New Jersey choice of law and venue provisions and who have not executed releases releasing the claim (unless the release was a provision of a franchise renewal agreement). A case management order entered on November 29, 2010 established, among other things, a trial date of April 16, 2012. All expert reports have been produced and expert depositions have commenced.
As of January 24, 2012, Realogy entered into a memorandum of understanding memorializing the principal terms of a proposed settlement of this action. The structure of the proposed settlement involves both monetary and non-monetary consideration as well as contributions from insurance carriers. The non-monetary consideration includes but is not limited to waivers and modifications of certain fees and payments of incentive fees.  On February 16, 2012, the parties executed a Stipulation of Settlement finalizing the terms of the settlement reflected in the memorandum of understanding.  The Stipulation of Settlement and related settlement documents were submitted to the Court on February 17th by the plaintiffs to obtain preliminary approval.  The court granted preliminary approval on February 22nd.  Notice of the settlement will go to the class in the next 30 days.  A fairness hearing will be held on June 4, 2012 when the court will determine whether to grant final approval of the settlement.  Realogy has reserved for funding that would be required beyond carrier contributions and that amount is reflected in our financial results for the year ended December 31, 2011.
This class action involves substantial, complex litigation. Class action litigation is inherently unpredictable and subject to significant uncertainties. If the proposed settlement is not finalized and approved by the court, the resolution of this litigation could result in substantial losses and there can be no assurance that such resolution will not have a material adverse effect on our results of operations, financial condition or liquidity.
Two key RESPA issues currently being litigated in various courts by other industry participants and us are (1) whether RESPA's prohibition of unearned fees applies to all fees or only split fees and (2) whether RESPA impinges on the ability of a real estate broker to charge a two-part fee with fixed and variable components. These issues directly impact the fee structures of franchisees and our Company owned brokerage business in those states where fees frequently include both fixed and variable commission charges. In 2011, the U.S. Supreme Court agreed to hear Freeman vs. Quicken Loans, Inc., where the issue presented is whether RESPA applies to a fee that is not split or shared with a third party. Oral argument in that case was heard on February 21, 2012. A decision in the Quicken Loans case or in other pending cases that interpret RESPA broadly could significantly increase the volume of RESPA litigation and could adversely impact us and our franchisees.
We are reliant upon information technology to operate our business and maintain our competitiveness, and any disruption or reduction in our information technology capabilities could harm our business.
Our business depends upon the use of sophisticated information technologies and systems, including technology and systems utilized for communications, records of transactions, procurement, call center operations and administrative systems. The operation of these technologies and systems is dependent upon third party technologies, systems and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third party vendors on commercially reasonable terms. We also cannot assure you that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to obtain such new technologies and systems, or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.
In addition, our information technologies and systems are vulnerable to damage or interruption from various causes, including (1) natural disasters, war and acts of terrorism, (2) power losses, computer systems failure, Internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (3) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. We maintain certain disaster recovery capabilities for critical functions in most of our businesses, including certain disaster recovery services from International Business Machines Corporation. However, these capabilities may not successfully prevent a disruption to or material adverse effect on our businesses or operations in the event of a disaster or other business interruption. Any extended interruption in our technologies or systems could significantly curtail our ability to conduct our business and generate revenue. Additionally, our business interruption insurance may be insufficient to compensate us for losses that may occur.
We do not own two of our brands and must manage cooperative relationships with both owners.
The Sotheby's International Realty® and Better Homes and Gardens® real estate brands are owned by the companies that founded these brands. We are the exclusive party licensed to run brokerage services in residential real estate under those brands, whether through our franchisees or our company owned operations. Our future operations and performance with respect to these brands requires the continued cooperation from the owners of those brands. In particular, Sotheby's has the right to approve the master franchisors of, and the material terms of our master franchise agreements governing our relationships with, our Sotheby's franchisees located outside the U.S., which approval cannot be unreasonably withheld or delayed. If Sotheby's unreasonably withholds or delays its approval for new international master franchisors, our relationship with them could be disrupted. Any significant disruption of the relationships with the owners of these brands could impede our franchising of those brands and have a material adverse effect on our operations and performance.
The weakening or unavailability of our intellectual property rights could adversely impact our business.
Our trademarks, trade names, domain names, trade dress and other intellectual property rights are fundamental to our brands and our franchising business. The steps we take to obtain, maintain and protect our intellectual property rights may not be adequate and, in particular, we may not own all necessary registrations for our intellectual property. Applications we have filed to register our intellectual property may not be approved by the appropriate regulatory authorities. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. We may be unable to prevent third parties from using our intellectual property rights without our authorization or independently developing technology that is similar to ours. Also third parties may own rights in similar trademarks. Any unauthorized use of our intellectual property by third parties could reduce any competitive advantage we have developed or otherwise harm our business and brands. If we had to litigate to protect these rights, any proceedings could be costly, and we may not prevail. Our intellectual property rights, including our trademarks, may fail to provide us with significant competitive advantages in the U.S. and in foreign jurisdictions that do not have or do not enforce strong intellectual property rights.
We cannot be certain that our intellectual property does not and will not infringe issued intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation. Depending on the success of these proceedings, we may be required to enter into licensing or consent agreements (if available on acceptable terms or at all), or to pay damages or cease using certain service marks or trademarks.
We franchise our brands to franchisees. While we try to ensure that the quality of our brands is maintained by all of our franchisees, we cannot assure that these franchisees will not take actions that hurt the value of our intellectual property or our reputation.
Our license agreement with Sotheby's for the use of the Sotheby's International Realty® brand is terminable by Sotheby's prior to the end of the license term if certain conditions occur, including but not limited to the following: (1) we attempt to assign any of our rights under the license agreement in any manner not permitted under the license agreement, (2) we become bankrupt or insolvent, (3) a court issues a non-appealable, final judgment that we have committed certain breaches of the license agreement and we fail to cure such breaches within 60 days of the issuance of such judgment, or (4) we discontinue the use of all of the trademarks licensed under the license agreement for a period of twelve consecutive months.
Our license agreement with Meredith for the use of the Better Homes and Gardens® real estate brand is terminable by Meredith prior to the end of the license term if certain conditions occur, including but not limited to the following: (1) we attempt to assign any of our rights under the license agreement in any manner not permitted under the license agreement, (2) we become bankrupt or insolvent, or (3) a trial court issues a final judgment that we are in material breach of the license agreement or any representation or warranty we made was false or materially misleading when made.

We may incur substantial and unexpected liabilities arising out of our pension plan.
We have a defined benefit pension plan for which participation was frozen as of July 1, 1997, however, the plan is subject to minimum funding requirements. Although the Company to date has met its minimum funding requirements, the pension plan represents a liability on our balance sheet and will generate substantial cash requirements for us, which may increase beyond our expectations in future years based on changing market conditions. For example, as of the end of the fiscal year ended December 31, 2011, for financial reporting purposes, we estimated that required cash contributions will be between $8 million and $9 million each year for the next five years and approximately $48 million over the succeeding five years. In addition, changes in interest rates, mortality rates, health care costs, early retirement rates, investment returns and the market value of plan assets can affect the funded status of our pension plan and cause volatility in the future funding requirements of the plan.
Our ability to use our NOLs and other tax attributes may be limited if we undergo an "ownership change."
Our ability to utilize our net operating losses ("NOLs") and other tax attributes could be limited if we undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). An ownership change is generally defined as a greater than 50 percentage point increase in equity ownership by five-percent shareholders in any three-year period. Although we do not believe that we have undergone an ownership change within the last three years, it is possible that we will undergo an ownership change in the future and, as a result, our use of NOL carryforwards may be limited.
Risks Related to Realogy's Separation from Cendant
We are responsible for certain of Cendant's contingent and other corporate liabilities.
Under the Separation and Distribution Agreement dated July 27, 2006 (the "Separation and Distribution Agreement") among Realogy, Cendant Corporation ("Cendant"), which changed its name to Avis Budget Group, Inc. ("Avis Budget") in August 2006, Wyndham Worldwide Corporation ("Wyndham Worldwide") and Travelport Inc. ("Travelport"), and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement dated as of July 28, 2006, as amended (the "Tax Sharing Agreement"), among Realogy, Wyndham Worldwide and Travelport, Realogy and Wyndham Worldwide have each assumed and are generally responsible for 62.5% and 37.5%, respectively, of certain of Cendant's contingent and other corporate liabilities not primarily related to the businesses of Travelport, Realogy, Wyndham Worldwide or Avis Budget Group. The due to former parent balance was $80 million at December 31, 2011 and represents Realogy's accrual of its share of potential Cendant contingent and other corporate liabilities.
If any party responsible for Cendant contingent and other corporate liabilities were to default in its payment, when due, of any such assumed obligations related to any such contingent and other corporate liability, each non-defaulting party (including Cendant) would be required to pay an equal portion of the amounts in default. Accordingly, Realogy may, under certain circumstances, be obligated to pay amounts in excess of its share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.
Adverse outcomes from the unresolved Cendant liabilities for which Realogy has assumed partial liability under the Separation and Distribution Agreement could be material with respect to our earnings or cash flows in any given reporting period.

FORWARD-LOOKING STATEMENTS
Forward-looking statements in this prospectus or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives, as well as projections of macroeconomic trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that the following important factors could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements:

•
we have substantial leverage as a result of our April 2007 acquisition by affiliates of Apollo Management VI, L.P. and the related financings (the "Merger Transactions"). Since the Merger Transactions, we have needed to incur additional debt in order to fund negative cash flows, principally due to the significant level of interest expense arising from our substantial leverage. As of December 31, 2011, our total debt (excluding the securitization obligations) was $7,150 million, an increase of $258 million since December 31, 2010. After giving effect to the 2012 Senior Secured Notes Offering, our interest expense has increased. The housing industry and economy have experienced significant declines since the time of the Merger Transactions, which have negatively impacted our operating results. As a result, we have been, and continue to be, challenged by our heavily leveraged capital structure, negative cash flows and significant level of interest expense;

•
under our senior secured credit facility, our senior secured leverage ratio of total senior secured net debt to trailing four quarter EBITDA, as those terms are defined in the senior secured credit facility, calculated on a "pro forma" basis pursuant to the senior secured credit facility, may not exceed 4.75 to 1.0 on the last day of each fiscal quarter. For the twelve months ended December 31, 2011, we were in compliance with the senior secured leverage ratio covenant with a ratio of 4.44 to 1.0. After giving effect to the 2012 Senior Secured Notes Offering, our senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011. While the housing market has shown signs of stabilization, there remains substantial uncertainty with respect to the timing and scope of a full housing recovery and if a housing recovery is delayed or is weak or if general macroeconomic or other factors do not significantly improve, we may be subject to additional pressure in maintaining compliance with our senior secured leverage ratio covenant;

•
if we experience an event of default under our senior secured credit facility, including but not limited to a failure to pay our cash interest obligations under such facility, or under our indentures or relocation securitization facilities, or a failure to maintain, or a failure to cure a default of, the applicable senior secured leverage ratio under such instruments, or other lack of liquidity caused by substantial leverage and the adverse conditions in the housing market or other factors, such an event would materially and adversely affect our financial condition, results of operations and business;

•
we will continue to evaluate potential financing transactions, including refinancing certain tranches of our indebtedness, issuing incremental debt, obtaining incremental letters of credit facilities and extending maturities, as well as potential transactions pursuant to which third parties, Apollo or its affiliates may provide financing to us or otherwise engage in transactions to provide liquidity to us. There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. There also can be no assurance that financing or refinancing will be available to us on acceptable terms or at all;

•	adverse developments or the absence of sustained improvement in general business, economic, employment and political conditions;

•	adverse developments or the absence of sustained improvement in the U.S. residential real estate markets, either regionally or nationally, including but not limited to:

◦	a lack of improvement in the number of homesales, further declines in home prices caused by either absolute price decreases or a change in the mix of business that we conduct and/or a deterioration in other economic factors that particularly impact the residential real estate market and the business segments in which we operate;

◦	a lack of improvement in consumer confidence;

◦	the impact of future recessions, slow economic growth and high levels of unemployment in the U.S. and abroad;

◦
increasing mortgage rates and down payment requirements and/or reduced availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd-Frank Act and regulations that may be promulgated thereunder relating to mortgage financing, including restrictions imposed on mortgage originators as well as potential retention levels required to be maintained by sponsors to securitize certain mortgages;

◦
legislative, tax or regulatory changes that would adversely impact the residential real estate market, including but not limited to potential reform relating to Fannie Mae, Freddie Mac and other government sponsored entities that provide liquidity to the U.S. housing and mortgage markets and potential reform of the Internal Revenue Code, which could involve reform that reduces the amount that taxpayers would be allowed to deduct for home mortgage interest;

◦	negative trends and/or a negative perception of the market trends in value for residential real estate;

◦	continuing high levels of foreclosure activity including but not limited to the release of homes for sale by financial institutions;

◦	excessive or insufficient regional home inventory levels;

◦	the inability or unwillingness of homeowners to enter into homesale transactions due to negative equity in their existing homes;

◦
lower homeownership rates due to various factors, including, but not limited to, high unemployment levels, reduced demand or preferred use by households of rental housing due in part to uncertainty regarding future home values;

◦	our geographic and high-end market concentration, particularly with respect to our company-owned brokerage operations; and

◦	local and regional conditions in the areas where our franchisees and brokerage operations are located;

•
our inability to securitize certain assets of our relocation business, which would require us to find an alternative source of liquidity that may not be available, or if available, may not be on favorable terms;

•	limitations on flexibility in operating our business due to restrictions contained in our debt agreements;

•	our inability to sustain the improvements we have realized during the past several years in our operating efficiency through cost savings and business optimization efforts;

•	our failure to enter into or renew franchise agreements or maintain franchisee satisfaction with our brands;

•	the inability of franchisees to survive the ongoing challenges of the real estate market;

•	disputes or issues with entities that license us their trade names for use in our business that could impede our franchising of those brands;

•	actions by our franchisees that could harm our business or reputation, non-performance of our franchisees or controversies with our franchisees;

•
competition in our existing and future lines of business, including, but not limited to, higher costs to retain or attract sales agents for residential real estate brokerages, and the financial resources of competitors. In addition, listing aggregators and other web-based real estate service providers may also begin to compete for part of the service revenue through referral or other fees;

•	our failure to comply with laws and regulations and any changes in laws and regulations;

•
seasonal fluctuations in the residential real estate brokerage business could adversely affect our business, financial condition and liquidity, particularly during periods in which we have significant fixed cash obligations due to our fixed expenses, such as interest payments, facilities costs and personnel-related costs;

•	the loss of any of our senior management or key managers or employees;

•	adverse effects of natural disasters or environmental catastrophes;

•
any remaining resolutions or outcomes with respect to Cendant's contingent liabilities under the Separation and Distribution Agreement and the Tax Sharing Agreement, including any adverse impact on our future cash flows;

•	the cumulative effect of adverse litigation, governmental proceedings or arbitration awards against us and the adverse effect of new regulatory interpretations, rules and laws; and

•	new types of taxes or increases in state, local or federal taxes that could diminish profitability or liquidity.
Other factors not identified above, including those described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may also cause actual results to differ materially from those described in our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control. You should consider these factors in connection with considering any forward-looking statements that may be made by us and our businesses generally.
Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law. For any forward-looking statements contained in our public filings or other public statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS
We will not receive any proceeds from the sale of the notes and Class A Common Stock issuable upon conversion thereof by the selling securityholders.

CAPITALIZATION
The following table sets forth Realogy's cash and cash equivalents and capitalization as of December 31, 2011.
You should read this table in conjunction with the information included under the headings "Selected Historical Consolidated and Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

	As of December 31, 2011	As Adjusted
Capitalization (excluding securitization obligations)	(In millions)
Cash and cash equivalents (1)	$143	$354
Long-term debt (including current portion):
Senior Secured Credit Facility:
Non-extended revolving credit facility (2)	78	—
Extended revolving credit facility (2)	97	97
Non-extended term loan facility	629	—
Extended term loan facility	1,822	1,822
First Lien Notes	—	593
First and a Half Lien Notes	700	700
New First and a Half Lien Notes	—	325
Second Lien Loans	650	650
Other bank indebtedness (3)	133	133
Existing Notes:
10.50% Senior Notes	64	64
Senior Toggle Notes	52	52
12.375% Senior Subordinated Notes (4)	187	187
Old Notes:
11.50% Senior Notes (5)	489	489
12.00% Senior Notes (6)	129	129
13.375% Senior Subordinated Notes	10	10
11.00% Convertible Notes	2,110	2,110

Total long-term debt, including short-term portion	7,150	7,361

Total equity (deficit)	(1,508)	(1,508)

Total capitalization (7)	$5,642	$5,853
 _______________

(1)	Readily available cash as of December 31, 2011 was $101 million. Readily available cash includes cash and cash equivalents less statutory cash required for our title business.

(2)
The available capacity under these facilities was reduced by $53 million and $66 million of outstanding letters of credit on the non-extended and the extended revolving credit facility, respectively, at December 31, 2011. On February 2, 2012, the Company completed the 2012 Senior Secured Notes Offering and used the proceeds therefrom to repay all amounts outstanding under its non-extended revolving credit facility and terminate the related commitments. As of February 27, 2012, we had $55 million of outstanding borrowings under the extended revolving credit facility.

(3)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility, with $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013.

(4)	Consists of $492 million of 11.50% Senior Notes, less a discount of $3 million.

(5)	Consists of $130 million of 12.00% Senior Notes, less a discount of $1 million.

(6)	Consists of $190 million of 12.375% Senior Subordinated Notes, less a discount of $3 million.

(7)	We expect to have a write-off for deferred financing costs in the first quarter of 2012 due to the prepayment of the non-extended revolving credit facility and the non-extended term loan facility.

(8)	Total capitalization excludes our securitization obligations which are collateralized by relocation related assets and appear in our current liabilities.

(9)	As of February 27, 2012, we had $55 million of outstanding borrowings and approximately $81 million of available capacity under the extended revolving credit facility.

DIVIDEND POLICY
Holdings has not historically paid any dividends to its shareholders and does not expect to pay dividends on the Class A Common Stock in the foreseeable future, although it reserves the right to do so. We anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.
Any future determination to pay dividends on the Class A Common Stock will be at the discretion of the Holdings Board and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements and other factors deemed relevant by the Holdings Board.
Holdings' ability to pay dividends is dependent on cash dividends from its subsidiaries as well as certain restrictions contained in the Paulson Securityholders Agreement. Covenants under the senior secured credit facility and the indentures governing Realogy's outstanding securities also place restrictions on Realogy's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Descriptions of Other Indebtedness" and "Certain Relationships and Related Party Transactions."

DETERMINATION OF OFFERING PRICE
As of the date of this prospectus, there is no established public trading market for the Class A Common Stock. The selling securityholders may sell their notes and Class A Common Stock issuable upon conversion thereof from time to time at the prevailing market prices at the time of the sale or at privately negotiated prices. See "Plan of Distribution" in this prospectus.
The conversion prices of the notes were determined by our Board of Directors following negotiations with holders of the Existing Notes in connection with the Debt Exchange Offering by reference to the estimated fair market value of the Class A Common Stock as of November 29, 2010. The conversion prices were based on a premium to the estimated fair market value of the Class A Common Stock and may not bear any relationship to our past, current or future operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, the conversion prices of the notes should not be considered as reflective of the actual value of the Class A Common Stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS
The following table presents our selected historical consolidated financial data and operating statistics. The consolidated statement of operations data for the years ended December 31, 2011, 2010, and 2009 and the consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included in this prospectus. The statement of operations data for the year ended December 31, 2008 and the periods from April 10, 2007 through December 31, 2007 and January 1, 2007 through April 9, 2007 and the consolidated balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from our consolidated financial statements not included in this prospectus.
Holdings, the indirect parent of Realogy, does not conduct any operations other than with respect to its indirect ownership of Realogy. Intermediate, the parent of Realogy, does not conduct any operations other than with respect to its ownership of Realogy. Any expenses related to stock compensation issued by Holdings to the employees or directors of Realogy or franchise taxes incurred by Holdings are recorded in Realogy’s financial statements. As a result, there are no material differences between Holdings’ and Realogy’s financial statements for the years ended December 31, 2011, 2010, 2009 and 2008 and no material differences between Intermediate’s and Realogy’s financial statements for the years ended December 31, 2011, 2010, 2009 and 2008.
Although Realogy continued as the same legal entity after the Merger, the financial statements for 2007 are presented for two periods: January 1 through April 9, 2007 (the “Predecessor Period” or “Predecessor,” as context requires) and April 10 through December 31, 2007 (the “Successor Period” or “Successor,” as context requires), which relate to the period preceding the Merger and the period succeeding the Merger, respectively. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. The consolidated statement of operations data for the period January 1, 2007 to April 9, 2007 are derived from the audited financial statements of the Predecessor not included elsewhere in this prospectus, and the consolidated statement of operations data for the period April 10, 2007 to December 31, 2007 are derived from the audited financial statements of the Successor not included elsewhere in this prospectus. In the opinion of management, the statement of operations data for 2007 include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations as of the dates and for the periods indicated. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.
The selected historical consolidated financial data and operating statistics presented below should be read in conjunction with our annual consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our annual consolidated financial information may not be indicative of our future performance.

	Successor					Predecessor
	Year Ended December 31,				For the Period April 10 Through December 31, 2007	For the Period From January 1 Through April 9, 2007
	2011	2010	2009	2008
	(In millions, except per share data)
Statement of Operations Data:
Net revenue	$4,093	$4,090	$3,932	$4,725	$4,472	$1,492
Total expenses	4,526	4,084	4,266	6,988	5,708	1,560
Income (loss) before income taxes, equity in earnings and noncontrolling interests	(433)	6	(334)	(2,263)	(1,236)	(68)
Income tax expense (benefit)	32	133	(50)	(380)	(439)	(23)
Equity in (earnings) losses of unconsolidated entities	(26)	(30)	(24)	28	(2)	(1)
Net loss	(439)	(97)	(260)	(1,911)	(795)	(44)
Less: Net income attributable to noncontrolling interests	(2)	(2)	(2)	(1)	(2)	—
Net loss attributable to Realogy	$(441)	$(99)	$(262)	$(1,912)	$(797)	$(44)
Net loss attributable to Holdings	$(441)	$(99)	$(262)	$(1,912)	$(797)	$—
Earnings (loss) per share:
Basic loss per share:	$(2.20)	$(0.49)	$(1.31)	$(9.55)	$(3.98)	$(0.20)
Diluted loss per share:	$(2.20)	$(0.49)	$(1.31)	$(9.55)	$(3.98)	$(0.20)
Weighted average common and common equivalent shares outstanding:
Basic:	200.4	200.4	200.2	200.1	200.1	217.5
Diluted:	200.4	200.4	200.2	200.1	200.1	217.5

	As of December 31,
	2011	2010	2009	2008	2007
	(In millions, except ratio and operating statistics)
Balance Sheet Data:
Securitization assets	$366	$393	$364	$845	$1,300
Total assets	7,810	8,029	8,041	8,912	11,172
Securitization obligations	327	331	305	703	1,014
Long-term debt	7,150	6,892	6,706	6,760	6,239
Equity (deficit)	(1,508)	(1,072)	(981)	(740)	1,203

Other Financial Data:
Ratio of earnings to fixed charges (1)	—	1.1x	—	—	—
Cash dividends	—	—	—	—	—
_______________

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and non-controlling interests plus fixed charges. Fixed charges consist of interest expense on all indebtedness, including amortization of deferred financing costs, and the portion of rental expense that management believes is representative of the interest factor. In addition, interest expense includes interest incurred related to our securitization obligations. Interest related to these securitization obligations are recorded within net revenues on the consolidated and combined statements of operations as the related borrowings are utilized to fund advances within our relocation business where interest is earned on such advances. The interest related to these securitization obligations was $6 million, $7 million, $12 million and $46 million for the years ended December 31, 2011, 2010, 2009 and 2008, respectively, $45 million for the period from April 10 through December 31, 2007, and $14 million for the period from January 1 through April 9, 2007. Our earnings were insufficient to cover fixed charges by approximately $361 million for the year ended December 31, 2011, $278 million for the year ended December 31, 2009, approximately $2,317 million for the year ended December 31, 2008, approximately $1,229 million for the period from April 10 to December 31, 2007, and by approximately $65 million for the period from January 1 to April 9, 2007.

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Operating Statistics:
Real Estate Franchise Services (a)
Closed homesale sides (b)	909,610	922,341	983,516	995,622	1,221,206
Average homesale price (c)	$198,268	$198,076	$190,406	$214,271	$230,346
Average homesale brokerage commission rate (d)	2.55%	2.54%	2.55%	2.52%	2.49%
Net effective royalty rate (e)	4.84%	5.00%	5.10%	5.12%	5.03%
Royalty per side (f)	$256	$262	$257	$287	$298
Company Owned Real Estate Brokerage Services (g)
Closed homesale sides (b)	254,522	255,287	273,817	275,090	325,719
Average homesale price (c)	$426,402	$435,500	$390,688	$479,301	$534,056
Average homesale brokerage commission rate (d)	2.50%	2.48%	2.51%	2.48%	2.47%
Gross commission income per side (h)	$11,461	$11,571	$10,519	$12,612	$13,806
Relocation Services
Initiations (i)	153,269	148,304	114,684	136,089	132,343
Referrals (j)	72,169	69,605	64,995	71,743	78,828
Title and Settlement Services
Purchasing title and closing units (k)	93,245	94,290	104,689	110,462	138,824
Refinance title and closing units (l)	62,850	62,225	69,927	35,893	37,204
Average price per closing unit (m)	$1,409	$1,386	$1,317	$1,500	$1,471
_______________

(a)	These amounts include only those relating to third-party franchisees and do not include amounts relating to the Company Owned Real Estate Brokerage Services segment.

(b)	A closed homesale side represents either the “buy” side or the “sell” side of a homesale transaction.

(c)	Represents the average selling price of closed homesale transactions.

(d)	Represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction.

(e)
Represents the average percentage of our franchisees’ commission revenue (excluding NRT) paid to the Real Estate Franchise Services segment as a royalty. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees.

(f)	Represents net domestic royalties earned from our franchisees (excluding NRT) divided by the total number of our franchisees’ closed homesale sides.

(g)
Our real estate brokerage business has a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. The real estate franchise business has franchised offices that are more widely dispersed across the United States than our real estate brokerage operations. Accordingly, operating results and homesale statistics may differ between our brokerage and franchise businesses based upon geographic presence and the corresponding homesale activity in each geographic region.

(h)	Represents gross commission income divided by closed homesale sides.

(i)
Represents the total number of transferees served by the relocation services business. The amounts presented for the year ended December 31, 2010 include 26,087 initiations as a result of the acquisition of Primacy in January 2010.

(j)
Represents the number of referrals from which we earned revenue from real estate brokers. The amounts presented for the year ended December 31, 2010 include 4,997 referrals as a result of the acquisition of Primacy in January 2010.

(k)	Represents the number of title and closing units processed as a result of home purchases.

(l)	Represents the number of title and closing units processed as a result of homeowners refinancing their home loans.

(m)	Represents the average fee we earn on purchase title and refinancing title units.
In presenting the financial data above in conformity with general accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts in tables are in millions. Holdings, the indirect parent of Realogy, does not conduct any operations other than with respect to its indirect ownership of Realogy. Any expenses related to stock compensation issued by Holdings to the employees or directors of Realogy or franchise taxes incurred by Holdings are recorded in Realogy's financial statements. As a result, there are no material differences between Holdings' and Realogy's financial statements for the years ended December 31, 2011, 2010 or 2009. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Forward-Looking Statements" and "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.
Overview
We are a global provider of real estate and relocation services and report our operations in the following four segments:

•
Real Estate Franchise Services (known as Realogy Franchise Group or RFG) - franchises the Century 21®, Coldwell Banker®, ERA®, Sotheby’s International Realty®, Coldwell Banker Commercial® and Better Homes and Gardens® Real Estate brand names. As of December 31, 2011, our franchise system had approximately 14,000 franchised and company owned offices and 245,800 independent sales associates operating under our brands in the U.S. and 100 other countries and territories around the world, which included approximately 725 of our company owned and operated brokerage offices with approximately 42,100 independent sales associates. We franchise our real estate brokerage franchise systems to real estate brokerage businesses that are independently owned and operated. We provide operational and administrative services and certain systems and tools that are designed to help our franchisees serve their customers and attract new, or retain existing, independent sales associates. Such services include national and local advertising programs, listing and agent-recruitment tools, including technology, training and purchasing discounts through our preferred vendor programs. Franchise revenue principally consists of royalty and marketing fees from our franchisees. The royalty received is primarily based on a percentage of the franchisee’s gross commission income. Royalty fees are accrued as the underlying franchisee revenue is earned (upon closing of the homesale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. In the U.S. and generally in Canada, we employ a direct franchising model, however, in other parts of the world, we usually employ a master franchise model, whereby we contract with a qualified, experienced third party to build a franchise enterprise. Under the master franchise model, we typically enter into long term franchise agreements (often 25 years in duration) and receive an initial area development fee and ongoing royalties. Royalty increases or decreases are recognized with little corresponding increase or decrease in expenses due to the operating efficiency within the franchise operations. In addition to royalties received from our independently owned franchisees, our Company Owned Real Estate Brokerage Services segment pays royalties to the Real Estate Franchise Services segment.

•
Company Owned Real Estate Brokerage Services (known as NRT) - operates a full-service real estate brokerage business principally under the Coldwell Banker®, ERA®, Corcoran Group® and Sotheby’s International Realty® brand names. As an owner-operator of real estate brokerages, we assist home buyers and sellers in listing, marketing, selling and finding homes. We earn commissions for these services, which are recorded upon the closing of a real estate transaction (i.e., purchase or sale of a home), which we refer to as gross commission income. We then pay commissions to real estate agents, which are recognized concurrently with associated revenues. We also operate a large independent residential REO asset manager. These REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.

•
Relocation Services (known as Cartus) - primarily offers clients employee relocation services such as homesale assistance, providing home equity advances to transferees (generally guaranteed by the client), home finding and other destination services, expense processing, relocation policy counseling and consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training and group move management services. We provide these relocation services to corporate and government clients for the transfer of their employees. We earn revenues from fees charged to clients for the performance and/or facilitation of these services and recognize such revenue as services are provided. In the majority of relocation transactions, the gain or loss on the sale of a transferee’s home is generally borne by the client. For all homesale transactions, the value paid to the transferee is either the value per the underlying third party buyer contract with the transferee, which results in no gain or loss, or the appraised value as determined by independent appraisers. We generally earn interest income on the funds we advance on behalf of the transferring employee, which is typically based on prime rate or LIBOR rate and recorded within other revenue (as is the corresponding interest expense on the securitization borrowings) in the Consolidated Statement of Operations. Additionally, we earn revenue from real estate brokers and other third-party service providers. We recognize such fees from real estate brokers at the time the underlying property closes. For services where we pay a third-party provider on behalf of our clients, we generally earn a referral fee or commission, which is recognized at the time of completion of services.

•
Title and Settlement Services (known as Title Resource Group or TRG) - provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with the Company’s real estate brokerage and relocation services business. We provide title and closing services, which include title search procedures for title insurance policies, homesale escrow and other closing services. Title revenues, which are recorded net of amounts remitted to third party insurance underwriters, and title and closing service fees are recorded at the time a homesale transaction or refinancing closes. We provide many of these services to third party clients in connection with transactions generated by our Company Owned Real Estate Brokerage and Relocation Services segments as well as various financial institutions in the mortgage lending industry. We also serve as an underwriter of title insurance policies in connection with residential and commercial real estate transactions.

As discussed under the heading “Current Industry Trends,” the domestic residential real estate market has been in a significant and lengthy downturn. As a result, our results of operations have been, and may continue to be, materially adversely affected.
July 2006 Separation from Cendant
Realogy was incorporated on January 27, 2006 to facilitate a plan by Cendant to separate into four independent companies—one for each of Cendant’s real estate services, travel distribution services (“Travelport”), hospitality services (including timeshare resorts) (“Wyndham Worldwide”) and vehicle rental businesses (“Avis Budget Group”). Prior to July 31, 2006, the assets of the real estate services businesses of Cendant were transferred to Realogy and, on July 31, 2006, Cendant distributed all of the shares of Realogy’s common stock held by it to the holders of Cendant common stock issued and outstanding on the record date for the distribution, which was July 21, 2006 (the “Separation”). The Separation was effective on July 31, 2006.
Before the Separation, Realogy entered into a Separation and Distribution Agreement, a Tax Sharing Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for Realogy’s relationships with Cendant and Cendant’s other businesses after the Separation. These agreements govern the relationships among Realogy, Cendant, Wyndham Worldwide and Travelport subsequent to the completion of the separation plan and provide for the allocation among Realogy, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations attributable to periods prior to the Separation.
April 2007 Merger Agreement with Affiliates of Apollo
On December 15, 2006, Realogy entered into an agreement and plan of merger with Holdings and Domus Acquisition Corp., which are affiliates of Apollo Management VI, L.P., an entity affiliated with Apollo Global Management, LLC. Under the merger agreement, Holdings acquired the outstanding shares of Realogy pursuant to the merger of Domus Acquisition Corp. with and into Realogy, with Realogy being the surviving entity (the “Merger”). The Merger was consummated on April 10, 2007. All of Realogy’s issued and outstanding common stock is currently owned by Intermediate , which is a direct, wholly owned subsidiary of Holdings.
Realogy incurred substantial indebtedness in connection with the Merger, the aggregate proceeds of which were sufficient to pay the aggregate merger consideration, repay a portion of Realogy’s then outstanding indebtedness and pay fees and expenses related to the Merger. Specifically, Realogy entered into the senior secured credit facility, issued unsecured notes and refinanced the credit facilities governing Realogy’s relocation securitization programs . In addition, investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P. or one of its affiliates (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”), as well as members of management who purchased Holdings common stock with cash or through rollover equity, contributed $2,001 million to Realogy to complete the Merger Transactions, which was treated as a contribution to Realogy’s equity. Holdings common stock is currently owned or controlled solely by Apollo, although other parties own notes that may be converted, at the option of such parties, into Holdings common stock.
Current Industry Trends
Our businesses compete primarily in the domestic residential real estate market. This market is cyclical in nature and although it has shown strong growth over several decades, it has been in a significant and prolonged downturn, which initially began in the second half of 2005. Based upon data published by NAR from 2005 to 2011, the number of annual U.S. existing homesale units has declined by 40% and the median price has declined by 24%.
In response to the housing downturn, the U.S. government implemented certain actions during the past several years to help stabilize and assist in a recovery of the residential real estate market. These measures have included: (1) the placement of Fannie Mae and Freddie Mac in conservatorship in September 2008 and the funding by the government of billions of dollars to these entities to backstop shortfalls in their capital requirements; (2) the establishment, and subsequent expansion and extension, of a federal homebuyer tax credit for qualified buyers (that, as extended, required signed contracts on or before April 30, 2010); (3) as part of a broader plan to bring stability to credit markets and stimulate the housing market, the purchase of mortgage-backed securities by the Federal Reserve in an attempt to maintain low mortgage rates which concluded in mid-2011; (4) the continuation of the 2008 higher loan limits for the FHA, Freddie Mac and Fannie Mae loans most recently extended to the end of 2013; and (5) the availability of low-cost refinancing through Fannie Mae and Freddie Mac to certain homeowners negatively impacted by falling home prices and encouraging lenders to modify loan terms, including reductions in principal amount, with borrowers at risk of foreclosure or already in foreclosure. Based in part on these measures, since 2010, the residential real estate market has shown signs of stabilization, particularly with respect to the number of homesale transactions, through pressure continues to exist on average homesale price in part due to the high levels of distressed sales.
Interest rates continue to be at low levels by historical standards, which we believe has helped stimulate demand in the residential real estate market, thereby reducing the rate of sales volume decline. According to Freddie Mac, interest rates on commitments for 30-year, fixed-rate first mortgages have decreased from 5.3% in December 2008 to 4.0% in December 2011. Offsetting some of the favorable impact of lower interest rates are conservative mortgage underwriting standards, increased down payment requirements and homeowners having limited or negative equity in homes in certain markets. Mortgage credit conditions have tightened significantly during this housing downturn, with banks limiting credit availability to more creditworthy borrowers and requiring larger down payments, stricter appraisal standards, and more extensive mortgage documentation. As a result, mortgages are less available to borrowers and it frequently takes longer to close a homesale transaction due to the enhanced mortgage and underwriting requirements.
According to Corelogic’s February 2012 press release, there were 1.4 million homes at the end of 2011 in some stage of foreclosure in the U.S. This magnitude of so-called shadow inventory could, were it to be released into the market, adversely impact home prices in local markets, while potentially increasing unit sales activity. Furthermore, according to Corelogic’s November 2011 press release, there are approximately 10.7 million homes that have negative equity, as the mortgages on such properties exceed the estimated fair market value of the homes. Utilizing 2010 Census data, the 10.7 million homes with negative equity represent approximately 14% of all owner-occupied homes in the U.S. More than half of the homes with negative equity are located in just six states (AZ, CA, FL, GA, OH and IL) and, as a result, sales activity in these states could experience a slower pace of sales compared to the rest of the country, as homeowners may be reluctant to sell their residences at a loss.
According to NAR, the inventory of existing homes for sale is 2.3 million homes at December 2011 compared to 3.0 million homes at December 2010. The December 2011 inventory level represents a seasonally adjusted 6.4 months supply which is down from 8.5 months supply as of December 2010. The supply could increase due to the release of homes for sale by financial institutions. This factor could add downward pressure on the price of existing homesales.
Recent Legislative and Regulatory Matters
Dodd-Frank Act. On July 21, 2010, the Dodd-Frank Act was signed into law for the express purpose of regulating the financial services industry. The Dodd-Frank Act establishes an independent federal bureau of consumer financial protection to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority. The Dodd-Frank Act also establishes new standards and practices for mortgage originators, including determining a prospective borrower’s ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect.

While we are continuing to evaluate all aspects of the Dodd-Frank Act, such legislation and regulations promulgated pursuant to such legislation as well as other legislation that may be enacted to reform the U.S. housing finance market could materially and adversely affect the mortgage and housing industries, result in heightened federal regulation and oversight of the mortgage and housing industries, disrupt mortgage availability, increase down payment requirements, increase mortgage costs and result in potential litigation for housing market participants.
Certain provisions of the Dodd-Frank Act may impact the operation and practices of Fannie Mae, Freddie Mac and other government sponsored entities, or GSEs, and require sponsors of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Substantial reduction in, or the elimination of, GSE demand for mortgage loans by reducing qualifying mortgages could have a material adverse effect on the mortgage industry and the housing industry in general and these provisions may reduce the availability or increase the cost of mortgages to certain individuals.
Potential Reform of the U.S. Housing Finance Market and Potential Wind-down of Freddie Mac and Fannie Mae. On February 11, 2011, the Obama Administration issued a report to the U.S. Congress outlining proposals to reform the U.S. housing finance market, including, among other things, reform designed to reduce government support for housing finance and the winding down of Freddie Mac and Fannie Mae over a period of years. Numerous pieces of legislation seeking various types of reform for the GSEs have been introduced in Congress. Legislation, if enacted, which curtails Freddie Mac and/or Fannie Mae’s activities and/or results in the wind down of these entities could increase mortgage costs and could result in more stringent underwriting guidelines imposed by lenders, either of which could have a materially adverse affect on the housing market in general and our operations in particular. Given the current uncertainty with respect to the extent, if any, of such reform, it is difficult to predict either the long-term or short-term impact of government action that may be taken. At present, the U.S. government also is attempting, through various avenues, to increase loan modifications for home owners with negative equity.
Mortgage Interest Deduction. Certain lawmakers are looking into a variety of tax law changes in order to achieve additional tax revenues and reduce the federal deficit. One possible change would reduce the amount certain taxpayers would be allowed to deduct for home mortgage interest and possibly limit the deduction to one’s primary residence. Any reduction in the mortgage interest deduction could have an adverse effect on the housing market by reducing incentives for buying homes and could negatively affect property values.
****
We believe that long-term demand for housing and the growth of our industry is primarily driven by affordability, the economic health of the domestic economy, positive demographic trends such as population growth, increases in the number of U.S. households, low interest rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. While the housing market has shown signs of stabilization, there remains substantial uncertainty with respect to the timing and scope of a housing recovery. Factors that may negatively affect a housing recovery include:

•	higher mortgage rates as well as reduced availability of mortgage financing;

•	lower unit sales, due to the reluctance of first time homebuyers to purchase due to concerns about investing in a home and move-up buyers having limited or negative equity in homes;

•	lower average homesale price, particularly if banks and other mortgage servicers liquidate foreclosed properties that they are currently holding in certain concentrated affected markets;

•	continuing high levels of unemployment and associated lack of consumer confidence;

•	unsustainable economic recovery in the U.S. or a weak recovery resulting in only modest economic growth;

•	a lack of stability or improvement in home ownership levels in the U.S.; and

•
legislative or regulatory reform, including but not limited to reform that adversely impacts the financing of the U.S. housing market or amends the Internal Revenue Code in a manner that negatively impacts home ownership such as reform that reduces the amount that certain taxpayers would be allowed to deduct for home mortgage interest.

Consequently, we cannot predict when the residential real estate industry will return to a period of sustainable growth. Moreover, if the residential real estate market or the economy as a whole does not improve, we may experience further adverse effects on our business, financial condition and liquidity, including our ability to access capital.

Many of the trends impacting our businesses that derive revenue from homesales also impact our Relocation Services business, which is a global provider of outsourced employee relocation services. In addition to general residential housing trends, key drivers of our Relocation Services business are corporate spending and employment trends which have shown signs of stabilization; however, there can be no assurance that corporate spending on relocation services will return to previous levels following any economic recovery.
Homesales
According to NAR, homesale transactions for 2011 increased 2% over 2010 and represent the 4th consecutive year that homesale transactions have been in the 4.1 to 4.3 million range on an annual basis, despite adverse economic and housing conditions during that period. The annual year over year trend in homesale transactions is as follows:

	2011 vs. 2010	2010 vs. 2009	2009 vs. 2008
Number of Homesales
Industry
NAR	2% (a)	(5)%	5%
Fannie Mae	2% (a)	(5)%	5%
Realogy
Real Estate Franchise Services	(1)%	(6)%	(1)%
Company Owned Real Estate Brokerage Services	—%	(7)%	—%
_______________

(a)	Existing homesale data is as of the most recent NAR and Fannie Mae press release.
As of their most recent releases, NAR and Fannie Mae are forecasting an increase of 7% and 6%, respectively, in existing homesale transactions for 2012 compared to 2011. In addition, NAR and Fannie Mae are forecasting an increase of 3% and 3%, respectively, in existing homesale transactions for 2013 compared to 2012.
Homesale Price
In 2010, the percentage decrease in the average price of homes brokered by our franchisees and company owned offices significantly outperformed the percentage change in median home price reported by NAR, due to the geographic areas they serve, as well as, a greater impact from increased activity in the mid and higher price point segment of the housing market and less distressed homesale activity in our company owned offices compared to the prior year. NAR reported homesale price declines of 4% for the year ended December 31, 2011 compared to 2010 while our price was flat for RFG and only down 2% for NRT. We believe that one significant reason, other than our geographic footprint, that accounts for the difference between our average homesale price and the median homesale price of NAR is due to the high level of distressed sales included in NAR’s data. The annual year over year trend in the price of homes is as follows:

	2011 vs. 2010	2010 vs. 2009	2009 vs. 2008
Price of Homes
Industry
NAR	(4)%(a)	—%	(13)%
Fannie Mae	(4)%(a)	—%	(13)%
Realogy
Real Estate Franchise Services	—%	4%	(11)%
Company Owned Real Estate Brokerage Services	(2)%	11%	(18)%
_______________

(a)	Existing homesale price data is for median price and is as of the most recent NAR and Fannie Mae press release.
As of their most recent releases, NAR is forecasting an increase of 1% in median homesale prices for 2012 compared to 2011, while Fannie Mae is forecasting a decrease of 3% in median homesale prices for 2012 compared to 2011. In addition, NAR is forecasting an increase of 2% in median homesale prices for 2013 compared to 2012 and Fannie Mae is forecasting that median homesale prices are flat.
****

While data provided by NAR and Fannie Mae are two indicators of the direction of the residential housing market, we believe that homesale statistics will continue to vary between us and NAR and Fannie Mae because they use survey data in their historical reports and forecasting models whereas we use data based on actual reported results.  In addition to the differences in calculation methodologies, there are geographical differences and concentrations in the markets in which we operate versus the national market. For instance, comparability is impaired due to NAR’s utilization of seasonally adjusted annualized rates whereas we report actual period over period changes and their use of median price for their forecasts compared to our average price. Additionally, NAR data is subject to periodic review and revision.  On December 21, 2011, NAR issued a press release disclosing that it had completed a review of its sampling and methodology processes with respect to existing homesales and as a result has issued a downward revision to their previously reported homesales and inventory data for the period from 2007 through November 2011. For example, NAR previously estimated that homesale transactions for 2010 were 4.9 million, but, after the revision NAR estimated that homesale transactions for 2010 were 4.2 million. The revision did not affect NAR’s previously reported median or average price data. These revisions had no impact on our reported financial results or key business driver information.  While we believe that the industry data presented herein are derived from the most widely recognized sources for reporting U.S. residential housing market statistical data, we do not endorse or suggest reliance on this data alone.  We also note that forecasts are inherently uncertain or speculative in nature and actual results for any period may materially differ.
Housing Affordability Index
According to NAR, the housing affordability index has continued to improve as a result of the homesale price declines that began in 2007. An index above 100 signifies that a family earning the median income has more than enough income to qualify for a mortgage loan on a median-priced home, assuming a 20 percent down payment. The housing affordability index improved to 185 for 2011 compared to 174 for 2010 and 169 for 2009 and the overall improvement in this index could favorably impact a housing recovery.
Other Factors
Due to the prolonged downturn in the residential real estate market, a significant number of franchisees have experienced operating difficulties. As a result, many of our franchisees with multiple offices have reduced overhead and consolidated offices in an attempt to remain competitive in the marketplace. In addition, we have had to terminate franchisees due to non-reporting and non-payment which could adversely impact transaction volumes in the future. Due to the factors noted above, we significantly increased our bad debt and note reserves in prior years and continue to actively monitor the collectability of receivables and notes from our franchisees. In response to the weakness in the residential real estate market, our Company Owned Real Estate Brokerage Services segment has consolidated the number of offices it operates from 1,082 offices at December 31, 2005 to 725 offices at December 31, 2011.
Key Drivers of Our Businesses
Within our Real Estate Franchise Services segment and our Company Owned Real Estate Brokerage Services segment, we measure operating performance using the following key operating statistics: (i) closed homesale sides, which represents either the “buy” side or the “sell” side of a homesale transaction, (ii) average homesale price, which represents the average selling price of closed homesale transactions and (iii) average homesale broker commission rate, which represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. Our Real Estate Franchise Services segment is also impacted by the net effective royalty rate which represents the average percentage of our franchisees’ commission revenues payable to our Real Estate Franchise Services segment, net of volume incentives achieved. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees.
Prior to 2006, the average homesale broker commission rate was declining several basis points per year, the effect of which was more than offset by increases in homesale prices. From 2007 through 2011, the average broker commission rate remained fairly stable; however, we expect that, over the long term, the average brokerage commission rates will modestly decline.
The net effective royalty rate has been declining over the past three years. We would expect that, over the near term, the net effective royalty rate will continue to modestly decline due to an increased concentration of business in larger franchisees which earn higher volume rebates as well as the Company’s focus on strategic growth through relationships with larger established real estate companies which may pay a lower royalty rate. The net effective rate can also be affected by a shift in volume amongst our brands which operate under different royalty rate arrangements.

Our Company Owned Real Estate Brokerage Services segment has a significant concentration of real estate brokerage offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts, while our Real Estate Franchise Services segment has franchised offices that are more widely dispersed across the United States. Accordingly, operating results and homesale statistics may differ between our Company Owned Real Estate Brokerage Services segment and our Real Estate Franchise Services segment based upon geographic presence and the corresponding homesale activity in each geographic region.
Within our Relocation Services segment, we measure operating performance using the following key operating statistics: (i) initiations, which represent the total number of transferees we serve and (ii) referrals, which represent the number of referrals from which we earn revenue from real estate brokers. In our Title and Settlement Services segment, operating performance is evaluated using the following key metrics: (i) purchase title and closing units, which represent the number of title and closing units we process as a result of home purchases, (ii) refinance title and closing units, which represent the number of title and closing units we process as a result of homeowners refinancing their home loans, and (iii) average price per closing unit, which represents the average fee we earn on purchase title and refinancing title sides.
The decline in the number of homesale transactions and the decline in homesale prices has and could continue to adversely affect our results of operations by: (i) reducing the royalties we receive from our franchisees and company owned brokerages, (ii) reducing the commissions our company owned brokerage operations earn, (iii) reducing the demand for our title and settlement services, (iv) reducing the referral fees we earn in our relocation services business, and (v) increasing the risk of franchisee default due to lower homesale volume. Our results could also be negatively affected by a decline in commission rates charged by brokers.
The following table presents our drivers for the years ended December 31, 2011, 2010 and 2009. See “Results of Operations” below for a discussion as to how the material drivers affected our business for the periods presented.

	Year Ended December 31,			Year Ended December 31,
	2011	2010	% Change	2010	2009	% Change
Real Estate Franchise Services (a)
Closed homesale sides	909,610	922,341	(1%)	922,341	983,516	(6%)
Average homesale price	$198,268	$198,076	—%	$198,076	$190,406	4%
Average homesale broker commission rate	2.55%	2.54%	1 bps	2.54%	2.55%	(1) bps
Net effective royalty rate	4.84%	5.00%	(16) bps	5.00%	5.10%	(10) bps
Royalty per side	$256	$262	(2%)	$262	$257	2%
Company Owned Real Estate Brokerage Services
Closed homesale sides	254,522	255,287	—%	255,287	273,817	(7%)
Average homesale price	$426,402	$435,500	(2%)	$435,500	$390,688	11%
Average homesale broker commission rate	2.50%	2.48%	2 bps	2.48%	2.51%	(3) bps
Gross commission income per side	$11,461	$11,571	(1%)	$11,571	$10,519	10%
Relocation Services
Initiations (b)	153,269	148,304	3%	148,304	114,684	29%
Referrals (c)	72,169	69,605	4%	69,605	64,995	7%
Title and Settlement Services
Purchase title and closing units	93,245	94,290	(1%)	94,290	104,689	(10%)
Refinance title and closing units	62,850	62,225	1%	62,225	69,927	(11%)
Average price per closing unit	$1,409	$1,386	2%	$1,386	$1,317	5%
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(a)	Includes all franchisees except for our Company Owned Real Estate Brokerage Services segment.

(b)	Includes initiations of 26,087 for the year ended December 31, 2010, related to the Primacy acquisition in January 2010.

(c)	Includes referrals of 4,997 for the year ended December 31, 2010, related to the Primacy acquisition in January 2010.

The following table represents the impact of our revenue drivers on our business operations.

Revenue Drivers

RFG
=
Homesale Sides
X
Average Homesale Price
X
Average Broker Commission Rate
X
Net Franchise/ Royalty Rate
=
RFG Domestic Royalty Revenue (1)
+
NRT Domestic Royalty Revenue (2)
+
Other Revenue (3)
=
Total RFG Segment Revenue
6%
NRT
=
Homesale Sides
X
Average Homesale Price
X
Average Broker Commission Rate
=
Sides Related Gross Commission Income
+
Non-Sides Related Gross Commission Income
=
Gross Commission Income per P&L
+
Other Revenue
=
Total NRT Segment Revenue
CARTUS
=
Real Estate Referral Fees
Referrals
X
Average Referral Fee
+
Household Goods and Other Commissions
+
Client Transactional Fees
Initiations
X
Average Fee
+
Net Interest Income
+
Other Revenue
=
Total Cartus Segment Revenue
TRG
=
Total Resale and Refinance Fees
Resale and Refinance Closing Units
X
Title Premiums and Escrow Fees
+
Relocation Service Fees
+
Title Insurance Underwriter Fees
Total Title Premium
X
Underwriter Retention %
+
Title Agency Fees and Other Revenue
=
Total TRG Segment Revenue

(1) Includes non-sides related royalty fees.
(2) Intercompany royalty is eliminated in consolidation.
(3) Other revenue includes revenue from international royalties, upfront international fees and preferred alliance revenue.

The following table sets forth the impact on EBITDA for the year ended December 31, 2011 assuming either our homesale sides or average selling price of closed homesale transactions, with all else being equal, increased or decreased by 1%, 3% and 5%.

	Homesale Sides/Average Price (1)	Decline of			Increase of
		5%	3%	1%	1%	3%	5%
	(units and price in thousands)	($ in millions)
Homesale sides change impact on:
Real Estate Franchise Services (2)	910 sides	$(12)	$(7)	$(2)	$2	$7	$12
Company Owned Real Estate Brokerage Services (3)	255 sides	$(43)	$(26)	$(9)	$9	$26	$43

Homesale average price change impact on:
Real Estate Franchise Services (2)	$198	$(12)	$(7)	$(2)	$2	$7	$12
Company Owned Real Estate Brokerage Services (3)	$426	$(43)	$(26)	$(9)	$9	$26	$43
 _______________

(1)	Average price represents the average selling price of closed homesale transactions.

(2)	Increase/(decrease) relates to impact on non-company owned real estate brokerage operations only.

(3)	Increase/(decrease) represents impact on company owned real estate brokerage operations and related intercompany royalties to our real estate franchise services operations.
Results of Operations
Discussed below are our consolidated results of operations and the results of operations for each of our reportable segments. The reportable segments presented below represent our operating segments for which separate financial information is available and which is utilized on a regular basis by our chief operating decision maker to assess performance and to allocate resources. In identifying our reportable segments, we also consider the nature of services provided by our operating segments. Management evaluates the operating results of each of our reportable segments based upon revenue and EBITDA. EBITDA is defined as net income (loss) before depreciation and amortization, interest (income) expense, net (other than Relocation Services interest for securitization assets and securitization obligations) and income taxes, each of which is presented on our Consolidated Statements of Operations. Our presentation of EBITDA may not be comparable to similarly-titled measures used by other companies.
Year Ended December 31, 2011 vs. Year Ended December 31, 2010
Our consolidated results were comprised of the following:

	Year Ended December 31,
	2011	2010	Change
Net revenues	$4,093	$4,090	$3
Total expenses (1)	4,526	4,084	442
Income (loss) before income taxes, equity in earnings and noncontrolling interests	(433)	6	(439)
Income tax expense (benefit)	32	133	(101)
Equity in earnings of unconsolidated entities	(26)	(30)	4
Net loss	(439)	(97)	(342)
Less: Net income attributable to noncontrolling interests	(2)	(2)	—
Net loss attributable to Holdings and Realogy	$(441)	$(99)	$(342)
_______________

(1)
Total expenses for the year ended December 31, 2011 include $11 million of restructuring costs, $1 million of merger costs and $60 million related to the 2011 Refinancing Transactions (as defined below), partially offset by a net benefit of $15 million of former parent legacy items. Total expenses for the year ended December 31, 2010 include $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments.

Net revenues increased $3 million for the year ended December 31, 2011 compared with the year ended December 31, 2010 principally due to an increase in revenues for the Title and Settlement Services segment due to higher refinance and title insurance premiums and the Relocation Services segment due to volume increases. These increases were offset by decreases in homesale transaction volume at the Real Estate Franchise Services segment and Company Owned Real Estate Brokerage Services segment as a result of the absence of the homebuyer tax credit in 2011.
Total expenses increased $442 million (11%) primarily due to:

•
the absence of a net benefit of $323 million of parent legacy items as a result of tax and other liability adjustments which occurred in 2010 compared to a net benefit of $15 million of former parent legacy items in 2011;

•
the impact of the 2011 Refinancing Transactions, which resulted in a $36 million loss on the early extinguishment of debt as well as an increase in interest expense of $17 million as a result of the de-designation of interest rate swaps and $7 million due to the write-off of financing costs; and

•	a $51 million increase in operating, marketing and general and administrative expenses primarily due to:

◦
an increase in variable operating expenses for the Title and Settlement Services segment of $25 million as a result of increases in underwriter and refinancing volume and $3 million increase in legal expenses;

◦
an increase in expenses for the Real Estate Franchise Service segment, primarily due to $10 million of incremental legal expenses, $7 million of incremental employee related costs, $5 million of incremental expenses related to the international business conferences for all of our brands in 2011 that were not held in 2010 and a $4 million increase in marketing expenses;

◦
an increase in variable operating expenses for the Relocation Services segment of $11 million primarily as a result of increases in international volume and $5 million of incremental employee related costs; and

◦
partially offset by a decrease of $30 million in operating expenses at the Company Owned Real Estate Brokerage Services segment due to restructuring and cost-saving activities as well as reduced employee related costs.

Our income tax expense for the year ended December 31, 2011 was $32 million and was comprised of the following:

•	$19 million of income tax expense which was primarily due to an increase in deferred tax liabilities associated with indefinite-lived intangible assets, and

•	$13 million of income tax expense for foreign and state income taxes in certain jurisdictions.
No Federal income tax benefit was recognized for the current period due to the recognition of a full valuation allowance for domestic operations.
Following is a more detailed discussion of the results of each of our reportable segments for the years ended December 31, 2011 and 2010:

	Revenues (a)			EBITDA (b)(c)			Margin
	2011	2010	% Change	2011	2010	% Change	2011	2010	Change
Real Estate Franchise Services	$557	$560	(1)%	$320	$352	(9)%	57%	63%	(6)
Company Owned Real Estate Brokerage Services	2,970	3,016	(2)	56	80	(30)	2	3	(1)
Relocation Services	423	405	4	115	109	6	27	27	—
Title and Settlement Services	359	325	10	29	25	16	8	8	—
Corporate and Other	(216)	(216)	*	(77)	269	*
Total Company	$4,093	$4,090	—%	$443	$835	(47)%	11%	20%	(9)
Less: Depreciation and amortization				186	197
Interest expense, net (d)				666	604
Income tax expense (benefit)				32	133
Net loss attributable to Holdings and Realogy				$(441)	$(99)
_______________

*	not meaningful

(a)
Revenues include elimination of transactions between segments, which primarily consists of intercompany royalties and marketing fees paid by our Company Owned Real Estate Brokerage Services segment of $216 million and $216 million during the year ended December 31, 2011 and 2010, respectively.

(b)
EBITDA for the year ended December 31, 2011 includes $11 million of restructuring costs, $1 million of merger costs and $36 million loss on the early extinguishment of debt, partially offset by a net benefit of $15 million of former parent legacy items.

(c)
EBITDA for the year ended December 31, 2010 includes $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments.

(d)
Includes $24 million of incremental interest expense in 2011 which is comprised of $17 million due to the de-designation of interest rate swaps from an accounting perspective and $7 million due to the write-off of financing costs as a result of the 2011 Refinancing Transactions.

As described in the aforementioned table, EBITDA margin for “Total Company” expressed as a percentage of revenues decreased 9 percentage points for the year ended December 31, 2011 compared to the same period in 2010 primarily due to a net benefit of $323 million of former parent legacy items resulting from tax and other liability adjustments in 2010 compared to a net benefit of $15 million of former parent legacy items for 2011. In addition, there was a decrease in current year EBITDA due to a $36 million loss on the early extinguishment of debt as well as a decrease in homesale transaction volume at the Real Estate Franchise Services segment and Company Owned Real Estate Brokerage Services segment as well as increased expenses at the Real Estate Franchise Services segment.
On a segment basis, the Real Estate Franchise Services segment margin decreased 6 percentage points to 57% from 63% in the comparable prior period due to an increase in legal expenses, employee related expenses, incremental expenses related to the international business conferences and other expenses. The Company Owned Real Estate Brokerage Services segment margin decreased 1 percentage point to 2% from 3% in the comparable prior period due to a slight decrease in the number of homesale transactions and a decrease in equity earnings related to our investment in PHH Home Loans, partially offset by lower operating expenses primarily as a result of restructuring and cost-saving activities. The Relocation Services segment margin remained at 27% and the Title and Settlement Services segment margin remained at 8%.

Corporate and Other EBITDA for the year ended December 31, 2011 decreased $346 million to negative $77 million primarily due to a net benefit of $323 million in 2010 of former parent legacy items resulting from tax and other liability adjustments compared to a net benefit of $15 million in 2011 from former parent legacy items for the same comparable period and a $36 million loss on the early extinguishment of debt as a result of the 2011 Refinancing Transactions.
Real Estate Franchise Services
Revenues decreased $3 million to $557 million and EBITDA decreased $32 million to $320 million for the year ended December 31, 2011 compared with the same period in 2010.
The decrease in revenue was driven by a $10 million decrease in third-party domestic franchisee royalty revenue due to a 1% decrease in the number of homesale transactions and a lower net effective royalty rate as our larger affiliates are achieving higher volume levels. Average homesale price remained flat compared to 2010.
The decrease in revenue was also attributable to a $2 million decrease in royalties received from our Company Owned Real Estate Brokerage Services segment which pays royalties to our Real Estate Franchise Services segment. These intercompany royalties of $204 million and $206 million during 2011 and 2010, respectively, are eliminated in consolidation. See “Company Owned Real Estate Brokerage Services” for a discussion of the drivers related to this period over period revenue decrease for Real Estate Franchise Services segment.
These decreases were partially offset by a $7 million increase in marketing revenue compared to the same period in 2010 and a $3 million increase in area development fees.
The decrease in EBITDA was due to the decrease in revenues discussed above, as well as:

•
a $10 million increase in legal expenses primarily due to higher legal costs and legal reserves and the reversal of litigation accruals in 2010 due to a favorable legal outcome and an insurance reimbursement;

•	an increase in employee related costs of $7 million;

•	incremental expenses of $5 million related to the international business conferences for all of our brands in 2011;

•	an increase in marketing expense of $4 million; and

•	a $2 million impairment of a cost method investment.
Company Owned Real Estate Brokerage Services
Revenues decreased $46 million to $2,970 million and EBITDA decreased $24 million to $56 million for the year ended December 31, 2011 compared with the same period in 2010.
Excluding REO revenues, revenues decreased $33 million primarily due to decreased commission income earned on homesale transactions. This decrease was driven by a 2% decrease in the average price of homes sold while the number of homesale transactions remained flat and an increase in the average broker commission rate. We believe the 2% decrease in the average price of homes sold and flat homesale transactions are reflective of industry trends in the markets we serve. Separately, revenues from our REO asset management company decreased by $13 million to $23 million in the year ended December 31, 2011 compared to the same period in 2010 due to reduced inventory levels of foreclosed properties being made available for sale. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.
EBITDA decreased $24 million due to the decrease in revenues discussed above, as well as:

•	$14 million related to additional operating costs related to late 2010 acquisitions; and

•	a $4 million decrease in equity earnings related to our investment in PHH Home Loans;
partially offset by,

•	a $44 million decrease in operating expenses, net of inflation, due to restructuring and cost-saving activities as well as reduced employee costs; and

•	a $2 million decrease in royalties paid to our Real Estate Franchise Services segment.

Relocation Services
Revenues increased $18 million to $423 million and EBITDA increased $6 million to $115 million for the year ended December 31, 2011 compared with the same period in 2010.
The increase in revenues was primarily driven by $19 million of incremental international revenue due to increased transaction volume and a $4 million increase in relocation service fee revenues primarily due to higher domestic transaction volume. These increases were partially offset by a $5 million decrease in at-risk revenue due to fewer closings in 2011 compared to 2010.
EBITDA increased $6 million primarily as a result of the increase in revenues discussed above and a $3 million decrease in restructuring expenses, partially offset by an $8 million increase in operating expenses due to higher volume related international costs and an $8 million increase due to higher employee related costs.
Title and Settlement Services
Revenues increased $34 million to $359 million and EBITDA increased $4 million to $29 million for the year ended December 31, 2011 compared with the same period in 2010.
The increase in revenues was primarily driven by a $32 million increase in underwriter revenue and a $2 million increase in volume from refinancing transactions. EBITDA increased $4 million as a result of the increase in revenues discussed above partially offset by an increase of $25 million in variable operating costs as a result of the increase in underwriter and refinancing volume noted above and $3 million increase in legal expenses.
2011 Restructuring Program
During 2011, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities.  The Company incurred restructuring charges of $11 million in 2011.  The Company Owned Real Estate Brokerage Services segment recognized $5 million of facility related expenses and $4 million of personnel related expenses. The Relocation Services and Title and Settlement Services segments each recognized $1 million of facility and personnel related expenses. At December 31, 2011, the remaining liability was $3 million.
2010 Restructuring Program
During 2010, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating facilities. The Company recognized $21 million for the year ended December 31, 2010. The Company Owned Real Estate Brokerage Services segment recognized $9 million of facility related expenses, $3 million of personnel related expenses and $1 million of expense related to asset impairments. The Relocation Services segment recognized $2 million of facility related expenses and $1 million of personnel related expenses. The Title and Settlement Services segment recognized $2 million of facility related expenses and $1 million of personnel related expenses. The Corporate and Other segment recognized $2 million of facility related expenses. At December 31, 2011, the remaining liability was $3 million.

Year Ended December 31, 2010 vs. Year Ended December 31, 2009
Our consolidated results were comprised of the following:

	Year Ended December 31,
	2010	2009	Change
Net revenues	$4,090	$3,932	$158
Total expenses (1)	4,084	4,266	(182)
Income (loss) before income taxes, equity in earnings and noncontrolling interests	6	(334)	340
Income tax benefit	133	(50)	183
Equity in (earnings) losses of unconsolidated entities	(30)	(24)	(6)
Net loss	(97)	(260)	163
Less: Net income attributable to noncontrolling interests	(2)	(2)	—
Net loss attributable to Holdings and Realogy	$(99)	$(262)	$163
_______________

(1)
Total expenses for the year ended December 31, 2010 include $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments. Total expenses for the year ended December 31, 2009 include $70 million of restructuring costs and $1 million of merger costs offset by a benefit of $34 million of former parent legacy items (comprised of a benefit of $55 million recorded at Cartus related to Wright Express Corporation (”WEX”) partially offset by $21 million of expenses recorded at Corporate) and a gain on the extinguishment of debt of $75 million.

Net revenues increased $158 million (4%) for the year ended December 31, 2010 compared with the year ended December 31, 2009 principally due to an increase in the average price of homes sold and the impact of the Primacy acquisition.
Total expenses decreased $182 million (4%) primarily due to a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments compared to a net benefit of $34 million of former parent legacy items during the same period in 2009 which was primarily comprised of $55 million of tax receivable payments from WEX, as well as a decrease in restructuring expenses of $49 million compared to the same period in 2009. The decrease in expenses was partially offset by an $82 million increase in commission expenses paid to real estate agents due to increased gross commission income, the absence of a $75 million gain on the extinguishment of debt included in expenses in 2009, as well as a $21 million increase in interest expense.
Our income tax expense for the year ended December 31, 2010 was $133 million and was comprised of the following:

•
$109 million of income tax expense was recorded for the reduction of certain deferred tax assets as a result of our former parent company’s IRS examination settlement of Cendant’s taxable years 2003 through 2006;

•	$22 million of income tax expense was recorded for an increase in deferred tax liabilities associated with indefinite-lived intangible assets; and

•	$2 million of income tax expense was recognized primarily for foreign and state income taxes for certain jurisdictions.
No Federal income tax benefit was recognized for the current period due to the recognition of a full valuation allowance for domestic operations.
Following is a more detailed discussion of the results of each of our reportable segments for the years ended December 31, 2010 and 2009.

	Revenues (a)			EBITDA (b) (c)			Margin
	2010	2009	% Change	2010	2009	% Change	2010	2009	Change
Real Estate Franchise Services	$560	$538	4%	$352	$323	9%	63%	60%	3
Company Owned Real Estate Brokerage Services	3,016	2,959	2	80	6	1,233	3	—	3
Relocation Services	405	320	27	109	122	(11)	27	38	(11)
Title and Settlement Services	325	328	(1)	25	20	25	8	6	2
Corporate and Other (d)	(216)	(213)	*	269	(6)	*
Total Company	$4,090	$3,932	4%	$835	$465	80%	20%	12%	8
Less: Depreciation and amortization				$197	$194
Interest expense, net				$604	$583
Income tax expense (benefit)				$133	$(50)
Net loss attributable to Holdings and Realogy				$(99)	$(262)
_______________

*	not meaningful

(a)
Revenues include elimination of transactions between segments, which consists of intercompany royalties and marketing fees paid by our Company Owned Real Estate Brokerage Services segment of $216 million and $213 million during the year ended December 31, 2010 and 2009, respectively.

(b)
EBITDA for the year ended December 31, 2010 includes $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments.

(c)
EBITDA for the year ended December 31, 2009 includes $70 million of restructuring costs and $1 million of merger costs offset by a benefit of $34 million of former parent legacy items (comprised of a benefit of $55 million recorded at Cartus related to WEX partially offset by $21 million of expenses recorded at Corporate).

(d)	EBITDA includes unallocated corporate overhead and a gain on the extinguishment of debt of $75 million for the year ended December 31, 2009.
As described in the aforementioned table, EBITDA margin for “Total Company” expressed as a percentage of revenues increased 8 percentage points for the year ended December 31, 2010 compared to the same period in 2009 primarily due to a $289 million increase in former parent legacy benefits as well as improvements in operating results from our Real Estate Franchise Services and Company Owned Real Estate Brokerage Services segments.
On a segment basis, the Real Estate Franchise Services segment margin increased 3 percentage points to 63% from 60% in the prior period. The year ended December 31, 2010 reflected a decline in homesale transactions, primarily in the second half of the year, largely offset by higher average homesale prices. In addition, the segment had lower bad debt and notes reserve expense.
The Company Owned Real Estate Brokerage Services segment margin increased 3 percentage points to 3% from zero in the comparable prior period. The year ended December 31, 2010 reflected an increase in the average homesale price and lower operating expenses primarily as a result of restructuring and cost-saving activities partially offset by a decrease in the number of homesale transactions. Sales volume for the year ended December 31, 2010 benefited from the homebuyer tax credit in the first half of the year as well as a notable increase in activity at the mid and higher end of the housing market throughout the year.
The Relocation Services segment margin decreased 11 percentage points to 27% from 38% in the comparable prior period primarily due to the absence in 2010 of $55 million of tax receivable payments from WEX in 2009, partially offset by reduced employee costs and other cost saving initiatives.
The Title and Settlement Services segment margin increased 2 percentage points to 8% from 6% in the comparable prior period primarily due to cost reductions which more than offset the slight decrease in revenue.
Corporate and Other EBITDA for the year ended December 31, 2010 increased $275 million to $269 million due to a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments compared to a net cost of $21 million of former parent legacy items for the same period in 2009. The increase was also due to the absence in 2010 versus 2009 of a $14 million writedown of a cost method investment. The net increase was partially offset by the absence in 2010 versus 2009 of a $75 million gain on debt extinguishment and $11 million of proceeds from a legal settlement.
Real Estate Franchise Services
Revenues increased $22 million to $560 million and EBITDA increased $29 million to $352 million for the year ended December 31, 2010 compared with the same period in 2009.
Intercompany royalties from our Company Owned Real Estate Brokerage Services segment increased $4 million from $202 million in 2009 to $206 million in 2010. These intercompany royalties are eliminated in consolidation through the Corporate and Other segment and therefore have no impact on consolidated revenues and EBITDA, but do affect segment level revenues and EBITDA. See “Company Owned Real Estate Brokerage Services” for a discussion as to the drivers related to this period over period revenue increase for real estate franchise services.
International revenue increased $4 million during the year ended December 31, 2010, while third-party domestic franchisee royalty revenue decreased $11 million compared to the prior year due to a 6% decrease in the number of homesale transactions partially offset by a 4% increase in the average homesale price. In addition, marketing revenue and related marketing expenses increased $27 million and $22 million, respectively.
The $29 million increase in EBITDA was principally due to the increase in revenues discussed above, a $17 million decrease in bad debt and note reserves expense as a result of improved collection activities compared to the prior period and a $7 million decrease in expenses related to conferences and franchisee events.
Company Owned Real Estate Brokerage Services
Revenues increased $57 million to $3,016 million and EBITDA increased $74 million to $80 million for the year ended December 31, 2010 compared with the same period in 2009.
Excluding REO revenues, revenues increased $87 million primarily due to increased commission income earned on homesale transactions which was driven by an 11% increase in the average price of homes sold, partially offset by a 7% decrease in the number of homesale transactions and a decrease in the average broker commission rate. The increase in the average homesale price and lower average broker commission rate are primarily the result of a shift in homesale activity from lower to higher price points. We believe the 7% decrease in homesale transactions is reflective of industry trends in the markets we serve and the decrease may have been higher if the housing market was not aided by the 2010 homebuyer tax credit program in the first half of 2010, particularly in locations which have lower average homesale prices. Separately, revenues from our REO asset management company decreased by $30 million to $36 million in the year ended December 31, 2010 compared to the same period in 2009 due to generally reduced inventory levels of foreclosed properties being made available for sale. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.
EBITDA increased $74 million due to the $57 million increase in revenues discussed above as well as:

•	a decrease in restructuring expense of $35 million for the year ended December 31, 2010 compared to the same period in the prior year;

•	a decrease of $60 million in other operating expenses, net of inflation, primarily due to restructuring and cost-saving activities as well as reduced employee costs;

•	an increase of $6 million in equity earnings related to our investment in PHH Home Loans; and

•	a decrease of $5 million in marketing costs due to cost reduction initiatives;
partially offset by:

•	an increase of $82 million in commission expenses paid to real estate agents as a result of the increase in revenues earned on homesale transactions; and

•	an increase of $4 million in royalties paid to our Real Estate Franchise Services segment as a result of the increase in revenues earned on homesale transactions.

Relocation Services
Revenues increased $85 million to $405 million, including $75 million related to Primacy, and EBITDA decreased $13 million to $109 million, despite an increase of $14 million related to Primacy, for the year ended December 31, 2010 compared with the same period in 2009.
Relocation revenue, excluding the Primacy acquisition, increased $10 million and was primarily driven by a $7 million increase in international revenue due to higher transaction volume. The acquisition of Primacy in January 2010 contributed $75 million of revenue during the year ended December 31, 2010, which primarily consisted of $31 million of referral and domestic relocation service fee revenue, $25 million of government at-risk revenue and $14 million of international revenue.
EBITDA, excluding the Primacy acquisition, decreased $27 million for the year ended December 31, 2010 compared with the same period in 2009 due to the absence in 2010 of $55 million of tax receivable payments from WEX. Absent the impact of the WEX tax receivable payments and the Primacy results, EBITDA increased $28 million primarily as a result of a $12 million decrease in other operating expenses as a result of reduced employee costs and other cost-saving initiatives, a $9 million decrease in restructuring expenses, and a $4 million year over year reduction in legal expenses. EBITDA, excluding the impact of the WEX tax receivable payments, increased $42 million.
Title and Settlement Services
Revenues decreased $3 million to $325 million and EBITDA increased $5 million to $25 million for the year ended December 31, 2010 compared with the same period in 2009.
The decrease in revenues was primarily driven by an $11 million decrease in resale volume and a $7 million decrease in volume from refinancing transactions partially offset by a $13 million increase in underwriter revenue. The refinancing activity was weighted towards the second half of 2010 when mortgage rates fell below 5% for an extended period of time. EBITDA increased $5 million primarily due to $7 million of cost reductions offset by the decrease in revenues discussed above.
2010 and 2009 Restructuring Programs
During the years ended December 31, 2010 and 2009, the Company committed to various initiatives targeted principally at reducing costs and enhancing organizational efficiencies while consolidating existing processes and facilities. The following are total restructuring charges by segment as of December 31:

	2010		2009
	Expense Recognized and Other Additions		Expense Recognized and Other Additions (b)
Real Estate Franchise Services	$—		$3
Company Owned Real Estate Brokerage Services	13		52
Relocation Services	4	(a)	9
Title and Settlement Services	3		3
Corporate and Other	2		7
	$22		$74
_______________

(a)
Includes $1 million of unfavorable lease liability recorded in purchase accounting for Primacy which was reclassified to restructuring liability as a result of the Company restructuring certain facilities after the acquisition date.

(b)	During the year ended December 31, 2009, the Company reversed $4 million in the Consolidated Statement of Operations related to restructuring accruals established in 2006 through 2008.

Financial Condition, Liquidity and Capital Resources
Financial Condition

	December 31, 2011	December 31, 2010	Change
Total assets	$7,810	$8,029	$(219)
Total liabilities	$9,318	$9,101	$217
Total equity (deficit)	$(1,508)	$(1,072)	$(436)
For the year ended December 31, 2011, total assets decreased $219 million primarily as a result of a decrease in cash and cash equivalents of $49 million, a $21 million decrease in other current assets, a decrease in franchise agreements intangible assets, other intangibles and property and equipment of $67 million, $39 million and $21 million, respectively, due to amortization and depreciation and an $10 million decrease in deferred taxes.
Total liabilities increased $217 million principally due to a $258 million increase in long term debt, primarily as a result of the 2011 Refinancing Transactions, partially offset by a $24 million decrease in due to former parent and a $19 million decrease in accounts payable.
Total equity (deficit) decreased $436 million primarily due to the net loss attributable to Holdings and Realogy of $441 million for the year ended December 31, 2011.
Liquidity and Capital Resources
Our liquidity position has been and is expected to continue to be negatively affected by the ongoing unfavorable conditions in the real estate market resulting in negative operating cash flows, the substantial interest expense on our debt obligations and potential adverse changes in interest rates. Our liquidity position would also be adversely impacted by our inability to access our relocation securitization programs and could be adversely impacted by our inability to access the capital markets. In addition, our short-term liquidity position from time to time has been and may continue to be negatively affected by seasonal fluctuations in the residential real estate brokerage business.
Although we have seen improvement in affordability and stabilization in homesale sides at our Company Owned Real Estate Brokerage Services segment and average sales price at our Real Estate Franchise Services segment, we are not certain whether these signs of stabilization will lead to a recovery. We cannot predict when the residential real estate industry will return to a period of sustainable growth. Moreover, if the residential real estate market or the economy as a whole does not improve, we may experience further adverse effects on our business, financial condition and liquidity, including our ability to access capital.
Our primary liquidity needs will be to service our debt and finance our working capital and capital expenditures, which we have historically satisfied with cash flows from operations and funds available under our revolving credit facilities and securitization facilities. After giving effect to the 2012 Senior Secured Notes Offering, we estimate that our annual cash interest will increase on a pro forma annualized basis by approximately $46 million from approximately $616 million to $662 million based on our pro forma debt balances as of December 31, 2011 and assuming LIBOR rates as of December 31, 2011. Primarily as a consequence of our cash interest obligations, we expect to experience negative cash flows in 2012 given our operating environment. However, if conditions in the real estate market do not deteriorate further, given our availability under our extended revolving credit facility and other sources of liquidity which we believe are available to us, we believe we will be able to meet our cash flow needs through December 31, 2012.
Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during a seasonal slowdown. For example, interest payments of approximately $215 million are due on our Unsecured Notes and Second Lien Loans in October and April of each year. Because of this asymmetry and the size of our cash interest obligations, if unfavorable conditions in the real estate market and general macroeconomic conditions do not significantly improve, we would be required to seek additional sources of working capital for our future liquidity needs, including obtaining additional financing and deferring or reducing spending. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations or that we would be able to obtain financing on acceptable terms or at all.
We will continue to evaluate potential financing transactions, including refinancing certain tranches of our indebtedness, issuing incremental debt, obtaining incremental letters of credit and extending maturities as well as potential transactions pursuant to which third parties, Apollo or its affiliates may provide financing to us or otherwise engage in transactions to provide liquidity to us. There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. There also can be no assurance that financing or refinancing will be available to us on acceptable terms or at all. In addition, the conversion of all or a portion of our approximately $2.1 billion in outstanding notes into equity at the option of the holders thereof would increase our liquidity, although the holders of the notes are not obligated to do so.
Future indebtedness may impose various additional restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Our ability to make payments to fund working capital, capital expenditures, debt service, and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.
Cash Flows
Year ended December 31, 2011 vs. year ended December 31, 2010
At December 31, 2011, we had $143 million of cash and cash equivalents, a decrease of $49 million compared to the balance of $192 million at December 31, 2010. The following table summarizes our cash flows for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010	Change
Cash provided by (used in):
Operating activities	$(192)	$(118)	$(74)
Investing activities	(49)	(70)	21
Financing activities	192	124	68
Effects of change in exchange rates on cash and cash equivalents	—	1	(1)
Net change in cash and cash equivalents	$(49)	$(63)	$14
For the year ended December 31, 2011, we used $74 million of additional cash in operations compared to the same period in 2010. For the year ended December 31, 2011, $192 million of cash was used in operating activities due to negative cash flows from operating results of $201 million after $608 million of cash interest payments, partially offset by an increase in accounts payable, accrued expenses and other liabilities of $23 million. For the year ended December 31, 2010, $118 million of cash was used in operating activities due to uses of cash related to trade receivables and relocation receivables of $9 million and $27 million, respectively, as well as by negative cash flows from operating results of $152 million after $550 million of cash interest payments, partially offset by sources of cash related to accounts payable and relocation properties held for sale of $30 million and $43 million, respectively.
For the year ended December 31, 2011, we used $21 million less cash for investing activities compared to the same period in 2010. For the year ended December 31, 2011, $49 million of cash was used in investing activities primarily due to $49 million of property and equipment additions and acquisition related payments of $6 million, partially offset by a $6 million change in restricted cash and net proceeds from certificates of deposit of $5 million. For the year ended December 31, 2010, $70 million of cash was used in investing activities and was primarily due to $49 million of property and equipment additions, $17 million related to acquisition related payments and the purchase of certificates of deposit for $9 million, partially offset by proceeds from the sale of assets of $5 million.
For the year ended December 31, 2011, we generated $68 million more cash from financing activities compared to the same period in 2010. For the year ended December 31, 2011, $192 million of cash was provided by financing activities and was comprised of $700 million of proceeds from the issuance of the Existing First and a Half Lien Notes, $98 million related to the proceeds from the extension of the term loan facility and an increase in incremental revolver borrowings of $145 million, partially offset by $706 million of term loan facility repayments and the payment of $35 million of debt issuance costs. On December 14, 2011, Realogy entered into agreements to amend and extend the existing Apple Ridge Funding LLC securitization program which resulted in the pay off of the 2007 securitization notes and issuance of the 2011 securitization notes under the extended securitization facility. For the year ended December 31, 2010, $124 million of cash was provided by financing activities and was comprised of $142 million of proceeds from drawings on our unsecured revolving credit facilities and additional securitization obligations of $27 million, partially offset by $32 million of term loan facility repayments.
Year ended December 31, 2010 vs. year ended December 31, 2009
At December 31, 2010, we had $192 million of cash and cash equivalents, a decrease of $63 million compared to the balance of $255 million at December 31, 2009. The following table summarizes our cash flows for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009	Change
Cash provided by (used in):
Operating activities	$(118)	$341	$(459)
Investing activities	(70)	(47)	(23)
Financing activities	124	(479)	603
Effects of change in exchange rates on cash and cash equivalents	1	3	(2)
Net change in cash and cash equivalents	$(63)	$(182)	$119
For the year ended December 31, 2010 we used $459 million of additional cash in operations compared to the same period in 2009. For the year ended December 31, 2010, $118 million of cash was used in operating activities due to uses of cash related to trade receivables and relocation receivables of $9 million and $27 million, respectively, as well as by negative cash flows from operating results of $152 million after $550 million of cash interest payments, partially offset by sources of cash related to accounts payable and relocation properties held for sale of $30 million and $43 million, respectively. For the year ended December 31, 2009, $341 million of cash was provided by operating activities and was comprised of sources of cash related to relocation receivables and relocation properties held for sale of $442 million and $22 million, respectively, and trade receivables and accounts payable of $40 million and $26 million, respectively, partially offset by a $48 million use of cash related to due from former parent and negative cash flows from operating results of $200 million after $487 million of cash interest payments.
For the year ended December 31, 2010 we used $23 million more cash for investing activities compared to the same period in 2009. For the year ended December 31, 2010, $70 million of cash was used in investing activities and was primarily due to $49 million of property and equipment additions, $17 million related to acquisition related payments and the purchase of certificates of deposit for $9 million, partially offset by proceeds from the sale of assets of $5 million. For the year ended December 31, 2009, $47 million of cash was used in investing activities and was primarily comprised of $40 million of property and equipment additions and $5 million related to acquisition related payments.
For the year ended December 31, 2010 we provided $603 million more cash from financing activities compared to the same period in 2009. For the year ended December 31, 2010, $124 million of cash was provided by financing activities and was comprised of $142 million of proceeds from drawings on our unsecured revolving credit facilities and additional securitization obligations of $27 million, partially offset by $32 million of term loan facility repayments. For the year ended December 31, 2009, $479 million of cash was used in financing activities and was comprised of $410 million of securitization obligation repayments, a decrease in incremental revolver borrowings of $515 million and $32 million of term loan facility repayments, partially offset by proceeds of $500 million related to the issuance of the Second Lien Loans.

Financial Obligations
Indebtedness Table
As of December 31, 2011, the total capacity, outstanding borrowings and available capacity under the Company’s borrowing arrangements were as follows:

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Non-extended revolving credit facility (1)	(2)	April 2013	$289	$78	$158
Extended revolving credit facility (1)	(2)	April 2016	363	97	200
Non-extended term loan facility	(3)	October 2013	629	629	—
Extended term loan facility	(3)	October 2016	1,822	1,822	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	133	133	—
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes	11.00%	April 2014	52	52	—
Senior Subordinated Notes(5)	12.375%	April 2015	190	187	—
Extended Maturity Notes:
Senior Notes(6)	11.50%	April 2017	492	489	—
Senior Notes(7)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations:(8)
Apple Ridge Funding LLC		December 2013	400	296	104
Cartus Financing Limited(9)		Various	62	31	31
			$8,096	$7,477	$493
_______________

(1)
The available capacity under these facilities was reduced by $53 million and $66 million of outstanding letters of credit on the non-extended and the extended revolving credit facility, respectively, at December 31, 2011. On February 2, 2012, the Company completed the 2012 Senior Secured Notes Offering (described below) which, among other things, terminated availability under the non-extended revolving credit facility. On February 27, 2012, the Company had $55 million outstanding on the extended revolving credit facility and $81 million of outstanding letters of credit.

(2)
Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, adjusted LIBOR plus 2.25% (or with respect to the extended revolving loans, 3.25%) or ABR plus 1.25% (or with respect to the extended revolving loans, 2.25%) in each case subject to reductions based on the attainment of certain leverage ratios.

(3)
Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.0% (or with respect to the extended term loans, 4.25%) or (b) the higher of the Federal Funds Effective Rate plus 0.5% (or with respect to the extended term loans, 1.75%) and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 2.0% (or with respect to the extended term loans, 3.25%).

(4)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013. In January 2012, Realogy repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million.

(5)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $3 million.

(6)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.

(7)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.

(8)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.

(9)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.

2012 Senior Secured Notes Offering
On February 2, 2012, Realogy issued $593 million of First Lien Notes and $325 million of New First and a Half Lien Notes, the proceeds of which were used to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. The First Lien Notes and the New First and a Half Lien Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act.
The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility. After giving effect to the 2012 Senior Secured Notes Offering, we estimate that our annual cash interest will increase on a pro forma annualized basis by approximately $46 million from approximately $616 million to $662 million based on our debt balances as of December 31, 2011 and assuming LIBOR rates as of December 31, 2011.
The First Lien Notes and the New First and a Half Lien Notes are guaranteed on a senior secured basis by Domus Intermediate Holdings Corp., Realogy's parent, and each domestic subsidiary of Realogy that is a guarantor under its senior secured credit facility and certain of its outstanding securities. The First Lien Notes and the New First and a Half Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First Lien Notes and the New First and a Half Lien Notes are secured by substantially the same collateral as Realogy's existing obligations under its senior secured credit facility.  The priority of the collateral liens securing the First Lien Notes is (i) equal to the collateral liens securing Realogy's first lien obligations under its senior secured credit facility and (ii) senior to the collateral liens securing Realogy's other secured obligations that are not secured by a first priority lien, including the First and a Half Lien Notes, and Realogy's second lien obligations under its senior secured credit facility.  The priority of the collateral liens securing the New First and a Half Lien Notes is (i) junior to the collateral liens securing Realogy's first lien obligations under its senior secured credit facility and the First Lien Notes, (ii) equal to the collateral liens securing the Existing First and a Half Lien Notes and (iii) senior to the collateral liens securing Realogy's second lien obligations under its senior secured credit facility.

Pro forma Indebtedness Table
The debt table below gives effect to the 2012 Senior Secured Notes Offering as if it occurred on December 31, 2011:

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Extended revolving credit facility (1)	(2)	April 2016	363	97	172
Extended term loan facility	(3)	October 2016	1,822	1,822	—
First Lien Notes	7.625%	January 2020	593	593	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
New First and a Half Lien Notes	9.00%	January 2020	325	325	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	133	133	—
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes	11.00%	April 2014	52	52	—
Senior Subordinated Notes (5)	12.375%	April 2015	190	187	—
Extended Maturity Notes:
Senior Notes (6)	11.50%	April 2017	492	489	—
Senior Notes (7)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (8)
Apple Ridge Funding LLC		December 2013	400	296	104
Cartus Financing Limited (9)		Various	62	31	31
			$8,096	$7,688	$307
_______________

(1)
The available capacity under this facility was reduced by $94 million of outstanding letters of credit after taking into consideration the $25 million reduction in letters of credit backed revolving credit borrowings that occurred in January 2012. On February 27, 2012, the Company had $55 million outstanding on the extended revolving credit facility and $81 million of outstanding letters of credit.

(2)
Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, adjusted LIBOR plus 2.25% (or with respect to the extended revolving loans, 3.25%) or ABR plus 1.25% (or with respect to the extended revolving loans, 2.25%) in each case subject to reductions based on the attainment of certain leverage ratios.

(3)
Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.0% (or with respect to the extended term loans, 4.25%) or (b) the higher of the Federal Funds Effective Rate plus 0.5% (or with respect to the extended term loans, 1.75%) and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 2.0% (or with respect to the extended term loans, 3.25%).

(4)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013. In January 2012, Realogy repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million.

(5)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $3 million.

(6)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.

(7)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.

(8)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.

(9)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.

2011 Refinancing Transactions
In January and February of 2011, Realogy completed a series of transactions, referred to herein as the “2011 Refinancing Transactions,” to refinance portions of its senior secured credit facility and unsecured notes.
Debt Exchange Offering
On January 5, 2011, we completed private exchange offers under Section 4(2) of the Securities Act, relating to its outstanding Existing Notes (the “Debt Exchange Offering”). As a result of the Debt Exchange Offering, $2,110 million of Existing Notes were tendered for notes, $632 million of Existing Notes were tendered for Extended Maturity Notes and $303 million of Existing Notes remained outstanding.
Amendment to Senior Secured Credit Facility
Effective February 3, 2011, we entered into a first amendment to our senior secured credit facility (the “Senior Secured Credit Facility Amendment”) and an incremental assumption agreement, which resulted in the following: (i) extended the maturity of a significant portion of our first lien term loans to October 10, 2016 and increased the interest rate with respect to the extended term loans; (ii) extended the maturity of a significant portion of the loans and commitments under our revolving credit facility to April 10, 2016, increased the interest rate with respect to the extended revolving loans and converted a portion of the extended revolving loans to extended term loans ($98 million in the aggregate); (iii) extended the maturity of a significant portion of the commitments under our synthetic letter of credit facility to October 10, 2016 and increased the fee with respect to the extended synthetic letter of credit commitments; and (iv) allowed for the issuance of $700 million aggregate principal amount of Existing First and a Half Lien Notes, the net proceeds of which, along with cash on hand, were used to prepay $700 million of the outstanding extended term loans. The Senior Secured Credit Facility Amendment also provides for the incurrence of additional incremental term loans that are secured on a junior basis to the second lien loans in an aggregate amount not to exceed $350 million.
Additionally, the Senior Secured Credit Facility Amendment provides that the First and a Half Lien Notes will not constitute senior secured debt for purposes of calculating the senior secured leverage ratio covenant under our senior secured credit facility.
Issuance of Existing First and a Half Lien Notes
On February 3, 2011, the Company issued $700 million aggregate principal amount of Existing First and a Half Lien Notes in a private offering exempt from the registration requirements of the Securities Act. The Existing First and a Half Lien Notes are secured by substantially the same collateral as the Company’s existing secured obligations under its senior secured credit facility, but the priority of the collateral liens securing the Existing First and a Half Lien Notes is (i) junior to the collateral liens securing the Company’s first lien obligations under its senior secured credit facility and the First Lien Notes, (ii) equal to the collateral liens securing the New First and a Half Lien Notes and (iii) senior to the collateral liens securing the Company’s second lien obligations under its senior secured credit facility. The Existing First and a Half Lien Notes mature on February 1, 2019 and bear interest at a rate of 7.875% per annum, payable semiannually on February 15 and August 15 of each year.
As discussed above, the net proceeds from the offering of the First and a Half Lien Notes, along with cash on hand, were used to prepay $700 million of certain of the first lien term loans that were extended in connection with the Senior Secured Credit Facility Amendment.
Senior Secured Credit Facility
Realogy has a senior secured credit facility which consists of (i) term loan facilities, (ii) revolving credit facilities, (iii) a synthetic letter of credit facility (the facilities described in clauses (i), (ii) and (iii), as amended by the Senior Secured Credit Facility Amendment, collectively referred to as the “First Lien Facilities”), and (iv) an incremental (or accordion) loan facility, a portion of which was utilized in connection with the incurrence of Second Lien Loans in 2009 as described below.
The extended term loans do not require any scheduled amortization of principal. Prior to the 2012 Senior Secured Notes Offering, the non-extended term loan facility provided for quarterly amortization payments totaling 1% per annum of the principal amount of the non-extended term loans.
Realogy uses the revolving credit facility for, among other things, working capital and other general corporate purposes. The loans under the First Lien Facilities (the “First Lien Loans”) are secured to the extent legally permissible by substantially all of the assets of Realogy, Intermediate and the subsidiary guarantors, including but not limited to (i) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary), and (ii) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.
In late 2009, Realogy incurred $650 million of Second Lien Loans (the "Second Lien Loans"). The Second Lien Loans are secured by liens on the assets of Realogy and by the guarantors that secure the First Lien Loans. However, such liens are junior in priority to the First Lien Loans, the First Lien Notes and the First and a Half Lien Notes. The Second Lien Loans interest payments are payable semi-annually on April 15 and October 15 of each year. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments.
The senior secured credit facility also provides for a synthetic letter of credit facility which is for: (i) the support of Realogy’s obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (ii) general corporate purposes in an amount not to exceed $100 million. The synthetic letter of credit facility capacity is $187 million at December 31, 2011, of which $43 million will expire in October 2013 and $144 million will expire in October 2016. As of December 31, 2011, the capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.
Realogy’s senior secured credit facility contains financial, affirmative and negative covenants and requires Realogy to maintain a senior secured leverage ratio not to exceed a maximum amount on the last day of each fiscal quarter. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and is calculated on a “pro forma” basis for purposes of calculating the senior secured leverage ratio. In this report, the Company refers to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage covenant. Total senior secured net debt does not include the First and a Half Lien Notes, Second Lien Loans, other bank indebtedness not secured by a first lien on Realogy or its subsidiaries assets, securitization obligations or the Unsecured Notes. At December 31, 2011, Realogy’s senior secured leverage ratio was 4.44 to 1.0. After giving effect to the 2012 Senior Secured Notes Offering, Realogy's senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011.
Realogy has the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Holdings equity for cash, which would be infused as capital into Realogy. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If Realogy is unable to maintain compliance with the senior secured leverage ratio and fails to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit facility. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.
If an event of default occurs under the senior secured credit facility, and Realogy fails to obtain a waiver from the lenders, Realogy’s financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to Realogy;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require Realogy to apply all of its available cash to repay these borrowings; or

•	could prevent Realogy from making payments on the First and a Half Lien Notes or the Unsecured Notes;
any of which could result in an event of default under the First and a Half Lien Notes, the Unsecured Notes and the Company’s Apple Ridge Funding LLC securitization program.
If the Company were unable to repay those amounts, the lenders under the senior secured credit facility could proceed against the collateral granted to secure the senior secured credit facility and its other secured indebtedness. The Company has pledged the majority of its assets as collateral to secure such indebtedness. If the lenders under the senior secured credit facility were to accelerate the repayment of borrowings, then the Company may not have sufficient assets to repay the senior secured credit facility and its other indebtedness, including the First Lien Notes, the First and a Half Lien Notes and the Unsecured Notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to the Company.
Other Bank Indebtedness
Realogy has separate revolving U.S. credit facilities under which it could borrow up to $125 million at December 31, 2011 and $155 million at December 31, 2010 and a separate U.K. credit facility under which it could borrow up to £5 million at December 31, 2011 and 2010. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility. The facilities generally have a one-year term with certain options for renewal. As of December 31, 2011, Realogy had outstanding borrowings of $133 million under these credit facilities with $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013. In January 2012, Realogy repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million. For the year ended December 31, 2011 and 2010, the weighted average interest rate was 2.9% and 3.0%, respectively, under the U.S. credit facilities and 2.5% and 2.5%, respectively, under the U.K. credit facility with interest payable either monthly or quarterly.
Unsecured Notes
On April 10, 2007, Realogy issued $1,700 million of Senior Notes due 2014, $550 million of Senior Toggle Notes due 2014 and $875 million of Senior Subordinated Notes due 2015.
On January 5, 2011, Realogy consummated the Debt Exchange Offering for a portion of its Existing Notes pursuant to which Realogy issued the Extended Maturity Notes and three series of notes. Pursuant to the Debt Exchange Offering, $2,110 million aggregate principal amount of the Existing Notes were tendered for notes, which are convertible at the holder’s option into Class A Common Stock, and $632 million aggregate principal amount of the Existing Notes were tendered for the Extended Maturity Notes.
As a result of the Debt Exchange Offering, Realogy extended the maturity of $2,742 million aggregate principal amount of the Unsecured Notes to 2017 and 2018, leaving $303 million aggregate principal amount of Existing Notes that mature in 2014 and 2015. In addition, pursuant to the terms of the indenture governing the terms of the notes, the notes are redeemable at Realogy’s option at a price equal to 90% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption upon a Qualified Public Offering.
The 10.50% Senior Notes mature on April 15, 2014 and bear interest payable semiannually on April 15 and October 15 of each year. The 11.50% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year.
The Senior Toggle Notes mature on April 15, 2014. Interest is payable semiannually on April 15 and October 15 of each year. For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes (“PIK Interest”), or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.
Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note then outstanding at the end of the accrual period ending in April 2012. The portion of a Senior Toggle Note required to be redeemed is an amount equal to the excess of the accrued original issue discount as of the end of such accrual period, less the amount of interest paid in cash on or before such date, less the first-year yield (the issue price of the debt instrument multiplied by its yield to maturity). For the periods that Realogy elected to pay PIK Interest, Realogy will be required to repay approximately $11 million in April 2012.

The 12.00% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year. The 12.375% Senior Subordinated Notes mature on April 15, 2015 and bear interest payable semiannually on April 15 and October 15 of each year. The 13.375% Senior Subordinated Notes mature on April 15, 2018 and bear interest payable on April 15 and October 15 of each year.
The Senior Notes are guaranteed on an unsecured senior basis, and the Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Senior Notes are guaranteed by Holdings on an unsecured senior subordinated basis and the Senior Subordinated Notes are guaranteed by Holdings on an unsecured junior subordinated basis.
On June 24, 2011, Realogy completed offers of exchange notes for Extended Maturity Notes issued in the Debt Exchange Offering. The term “exchange notes” refers to the 11.50% Senior Notes due 2017, the 12.00% Senior Notes due 2017 and the 13.375% Senior Subordinated Notes due 2018, all as registered under the Securities Act, pursuant to a Registration Statement on Form S-4 (File No. 333-173254 declared effective by the SEC on May 20, 2011). Each series of the exchange notes are substantially identical in all material respects to the Extended Maturity Notes of the applicable series issued in the Debt Exchange Offering (except that the new registered exchange notes do not contain terms with respect to additional interest or transfer restrictions). Unless the context otherwise requires, the term “Extended Maturity Notes” refers to the exchange notes.
Convertible Notes
The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes mature on April 15, 2018 and bear interest at a rate per annum of 11.00% payable semiannually on April 15 and October 15 of each year. The Convertible Notes are convertible into Class A Common Stock at any time prior to April 15, 2018. The Series A Convertible Notes and Series B Convertible Notes are initially convertible into 975.6098 shares of Class A Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes and Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $1.025 per share, and the Series C Convertible Notes are initially convertible into 926.7841 shares of Class A Common Stock per $1,000 aggregate principal amount of Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $1.079 per share, subject to adjustment if specified distributions to holders of the Class A Common Stock are made or specified corporate transactions occur, in each case as set forth in the indenture governing the Convertible Notes. The Convertible Notes are guaranteed on an unsecured senior subordinated basis by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Convertible Notes are guaranteed on an unsecured junior subordinated basis by Holdings.
Following a Qualified Public Offering, Realogy may, at its option, redeem the Convertible Notes, in whole or in part, at a redemption price, payable in cash, equal to 90% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
On June 16, 2011, the SEC declared effective a Registration Statement on Form S-1 (File No. 333-173250) of Holdings and Realogy, registering for resale the outstanding Convertible Notes and the Class A Common Stock of Holdings issuable upon conversion of the Convertible Notes. Offers and sales of the Convertible Notes and Class A Common Stock may be made by selling securityholders pursuant to the June 2011 Final Prospectus as amended or supplemented from time to time.
Loss (Gain) on the Early Extinguishment of Debt and Write-Off of Deferred Financing Costs
As a result of the 2011 Refinancing Transactions, the Company recorded a loss on the early extinguishment of debt of $36 million and wrote off deferred financing costs of $7 million to interest expense as a result of debt modifications during the year ended December 31, 2011.
On September 24, 2009, Realogy and certain affiliates of Apollo entered into an agreement with a third party pursuant to which Realogy exchanged approximately $221 million aggregate principal amount of Senior Toggle Notes held by it for $150 million aggregate principal amount of Second Lien Loans. The third party also sold the balance of the Senior Toggle Notes it held for cash to an affiliate of Apollo in a privately negotiated transaction and used a portion of the cash proceeds to participate as a lender in the Second Lien Loan transaction. The transaction with the third party closed concurrently with the initial closing of the Second Lien Loans. As a result of the exchange, the Company recorded a gain on the extinguishment of debt of $75 million.

Securitization Obligations
Realogy has secured obligations through Apple Ridge Funding LLC, a securitization program which was due to expire in April 2012. On December 14, 2011, Realogy entered into agreements to amend and extend the existing Apple Ridge Funding LLC securitization program. The maturity date has been extended until December 2013. The maximum borrowing capacity remained at $400 million.
In 2010, Realogy, through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in Realogy’s senior secured credit facility and the indentures governing the Unsecured Notes.
The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of Realogy’s relocation business in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay Realogy’s general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of Realogy’s senior secured leverage ratio under Realogy’s senior secured credit facility if uncured, and cross-defaults to Realogy’s credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.
Certain of the funds that the Company receives from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $366 million and $393 million of underlying relocation receivables and other related relocation assets at December 31, 2011 and 2010, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the Company’s securitization obligations are classified as current in the accompanying Consolidated Balance Sheets.
Interest incurred in connection with borrowings under these facilities amounted to $6 million and $7 million for the year ended December 31, 2011 and 2010, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund the Company’s relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 2.1% and 2.4% for the year ended December 31, 2011 and 2010, respectively.
Covenants under the Senior Secured Credit Facility and Certain Indentures
The senior secured credit facility and the indentures governing the First Lien Notes, First and a Half Lien Notes, the Extended Maturity Notes and the 12.375% Senior Subordinated Notes contain various covenants that limit Realogy’s ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and senior to the Senior Subordinated Notes;

•	pay dividends or make distributions to Realogy’s stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make loans, investments or acquisitions;

•	incur restrictions on the ability of certain of our subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of our assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•
prepay, redeem or repurchase the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes and debt that is junior in right of payment to the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes.

In connection with the Debt Exchange Offering, Realogy received consents from the holders of the 10.50% Senior Notes and Senior Toggle Notes to amend the respective indentures governing the terms of such Existing Notes to remove substantially all of the restrictive covenants and certain other provisions previously contained in such indentures.
As a result of the covenants to which we remain subject, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, on the last day of each fiscal quarter, the financial covenant in the senior secured credit facility requires us to maintain on a quarterly basis a senior secured leverage ratio not to exceed a maximum amount. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and also is calculated on a pro forma basis for purposes of calculating the senior secured leverage ratio. In this report, the Company refers to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage ratio covenant. Total senior secured net debt does not include the Second Lien Loans, securitization obligations, the First and a Half Lien Notes or the Unsecured Notes or other indebtedness secured by a lien that is pari passu or junior in priority to the First and a Half Lien Notes. At December 31, 2011, the Company’s senior secured leverage ratio was 4.44 to 1.0. After giving effect to the 2012 Senior Secured Notes Offering, our senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011.
To maintain compliance with the senior secured leverage ratio for the twelve-month periods ending March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 (or to avoid an event of default thereof), the Company will need to achieve a certain amount of Adjusted EBITDA and/or reduced levels of total senior secured net debt. The factors that will impact the foregoing include: (a) changes in sales volume and/or the price of existing homesales, (b) the ability to continue to implement cost-savings and business productivity enhancement initiatives, (c) increasing new franchise sales, sales associate recruitment and/or brokerage and other acquisitions, (d) obtaining additional equity financing from our parent company, (e) obtaining additional debt or equity financing, or (f) a combination thereof. Factors (b) through (e) may be insufficient to overcome macroeconomic conditions affecting the Company.
Based upon the Company’s financial forecast, the Company believes that it will continue to be in compliance with the senior secured leverage ratio covenant during the next twelve months. While the housing market has shown signs of stabilization, there remains substantial uncertainty with respect to the timing and scope of a housing recovery and if a housing recovery is delayed or is weak, we may be subject to additional pressure in maintaining compliance with our senior secured leverage ratio.
The Company’s financial forecast of Adjusted EBITDA considers numerous factors including open homesale contract trends, industry forecasts and macroeconomic factors, local market dynamics and concentrations in the markets in which we operate. Our twelve month forecast is updated monthly to consider the actual results of the Company and incorporates current homesale contract activity, updated industry forecasts and macroeconomic factors and changes in local market dynamics as well as additional cost savings and business optimization initiatives underway or to be implemented by management. As such initiatives are implemented, management, as permitted by the existing agreement, will pro forma the effect of such measures and add back the savings or enhanced revenue from those initiatives as if they had been implemented at the beginning of the trailing twelve-month period.
The Company has the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Holdings equity for cash, which would be infused as capital into the Company. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If we are unable to maintain compliance with the senior secured leverage ratio and we fail to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit agreement. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.
If an event of default occurs under the senior secured credit facility and we fail to obtain a waiver from our lenders, our financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could prevent us from making payments on the First Lien Notes, the First and a Half Lien Notes or the Unsecured Notes;
any of which could result in an event of default under the First Lien Notes, the First and a Half Lien Notes or the Unsecured Notes or our Apple Ridge Funding LLC securitization program.
If we were unable to repay those amounts, the lenders under the senior secured credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged the majority of our assets as collateral under the senior secured credit facility and the indentures governing the First Lien Notes and the First and a Half Lien Notes. If the lenders under the senior secured credit facility were to accelerate the repayment of borrowings thereunder, then we may not have sufficient assets to repay the First Lien Loans under the senior secured credit facility and our other indebtedness, including the First Lien Notes, the First and a Half Lien Notes, the Second Lien Loans and the Unsecured Notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.
Non-GAAP Financial Measures
The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of “non-GAAP financial measures,” such as EBITDA, EBITDA before restructuring and other items and Adjusted EBITDA and the ratios related thereto. These measures are derived on the basis of methodologies other than in accordance with GAAP.
EBITDA is defined by us as net income (loss) before depreciation and amortization, interest (income) expense, net (other than relocation services interest for securitization assets and securitization obligations) and income taxes. EBITDA before restructuring and other items is defined by us as EBITDA adjusted for merger costs, restructuring costs, former parent legacy cost (benefit) items, net, and (gain) loss on the early extinguishment of debt. Adjusted EBITDA is presented to demonstrate our compliance with the senior secured leverage ratio covenant in the senior secured credit facility. We present EBITDA, EBITDA before restructuring and other items and Adjusted EBITDA because we believe EBITDA, EBITDA before restructuring and other items and Adjusted EBITDA are useful as supplemental measures in evaluating the performance of our operating businesses and provides greater transparency into our results of operations. Our management, including our chief operating decision maker, use EBITDA and EBITDA before restructuring and other items as a factor in evaluating the performance of our business. EBITDA, EBITDA before restructuring and other items and Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations data prepared in accordance with GAAP.
We believe EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation, the age and book depreciation of facilities (affecting relative depreciation expense) and the amortization of intangibles, which may vary for different companies for reasons unrelated to operating performance. We believe EBITDA before restructuring and other items also facilitates company-to-company operating performance comparisons by backing out those items in EBITDA as well as certain historical cost (benefit) items which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA and EBITDA before restructuring and other items have limitations as analytical tools, and you should not consider EBITDA or EBITDA before restructuring and other items either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

•	these measures do not reflect changes in, or cash requirement for, our working capital needs;

•
these measures do not reflect our interest expense (except for interest related to our securitization obligations), or the cash requirements necessary to service interest or principal payments on our debt;

•	these measures do not reflect our income tax expense or the cash requirements to pay our taxes;

•	these measures do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies may calculate these measures differently so they may not be comparable.
Adjusted EBITDA as used herein corresponds to the definition of “EBITDA,” calculated on a “pro forma basis,” used in the senior secured credit facility to calculate the senior secured leverage ratio.
Like EBITDA and EBITDA before restructuring and other items, Adjusted EBITDA has limitations as an analytical tool, and you should not consider Adjusted EBITDA either in isolation or as a substitute for analyzing our results as reported under GAAP. In addition to the limitations described above with respect to EBITDA and EBITDA before restructuring and other items, Adjusted EBITDA includes pro forma cost savings, the pro forma effect of business optimization initiatives and the pro forma full year effect of acquisitions and new franchisees. These adjustments may not reflect the actual cost savings or pro forma effect recognized in future periods.
A reconciliation of net loss attributable to Realogy to EBITDA, EBITDA before restructuring and other items and Adjusted EBITDA for the year ended December 31, 2011 is set forth in the following table:

	For the Year Ended December 31, 2011
Net loss attributable to Realogy	$(441)
Income tax expense (benefit)	32
Income before income taxes	(409)
Interest expense (income), net	666
Depreciation and amortization	186
EBITDA (a)	443
Covenant calculation adjustments:
Restructuring costs, merger costs and former parent legacy costs (benefit), net (b)	(3)
Loss on the early extinguishment of debt	36
EBITDA before restructuring and other items	476
Pro forma cost savings for 2011 restructuring initiatives (c)	11
Pro forma effect of business optimization initiatives (d)	52
Non-cash charges (e)	4
Non-recurring fair value adjustments for purchase accounting (f)	4
Pro forma effect of acquisitions and new franchisees (g)	7
Apollo management fees (h)	15
Incremental securitization interest costs (i)	2
Adjusted EBITDA	$571
Total senior secured net debt (j)	$2,536
Senior secured leverage ratio	4.44	x
Pro forma total senior secured net debt (k)	$2,211
Pro forma senior secured leverage ratio	3.87	x
_______________

(a)
Based on 2011 homesale transactions, a 100 basis point (or 1%) decline in either our homesale sides or the average selling price of closed homesale transactions, with all else being equal, would have decreased EBITDA by $11 million for our Real Estate Franchise Services segment and our Company Owned Real Estate Brokerage Services segment combined.

(b)	Consists of $11 million of restructuring costs and $1 million of merger costs offset by a benefit of $15 million of former parent legacy items.

(c)
Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during 2011. From this restructuring, we expect to reduce our operating costs by approximately $21 million on a twelve-month run-rate basis and estimate that $10 million of such savings were realized from the time they were put in place. The adjustment shown represents the impact the savings would have had on the period from January 1, 2011 through the time they were put in place, had those actions been effected on January 1, 2011.

(d)
Represents the twelve-month pro forma effect of business optimization initiatives that have been completed to reduce costs, including $1 million related to our Relocation Services integration costs and acquisition related non-cash adjustments, $6 million related to vendor renegotiations, $41 million for employee retention accruals and $4 million of other initiatives. The employee retention accruals reflect the employee retention plans that have been implemented in lieu of our customary bonus plan, due to the ongoing and prolonged downturn in the housing market in order to ensure the retention of executive officers and other key personnel, principally within our corporate services unit and the corporate offices of our four business units.

(e)
Represents the elimination of non-cash expenses, including $7 million of stock-based compensation expense and $4 million of other items less $7 million for the change in the allowance for doubtful accounts and notes reserves from January 1, 2011 through December 31, 2011.

(f)	Reflects the adjustment for the negative impact of fair value adjustments for purchase accounting at the operating business segments primarily related to deferred rent.

(g)
Represents the estimated impact of acquisitions and new franchisees as if they had been acquired or signed on January 1, 2011. Franchisee sales activity is comprised of new franchise agreements as well as growth acquired by existing franchisees with our assistance. We have made a number of assumptions in calculating such estimate and there can be no assurance that we would have generated the projected levels of EBITDA had we owned the acquired entities or entered into the franchise contracts as of January 1, 2011.

(h)	Represents the elimination of annual management fees payable to Apollo for the twelve months ended December 31, 2011.

(i)	Reflects the incremental borrowing costs incurred as a result of the securitization facilities refinancing for the twelve months ended December 31, 2011.

(j)
Represents total borrowings under the senior secured credit facility which are secured by a first priority lien on our assets of $2,626 million plus $11 million of capital lease obligations less $101 million of readily available cash as of December 31, 2011. Pursuant to the terms of the senior secured credit facility, senior secured net debt does not include First and a Half Lien Notes, Second Lien Loans, other indebtedness that is secured by a lien that is pari passu or junior to the First and a Half Lien Notes or securitization obligations.

(k)
Reflects the proceeds of $918 million from the issuance of $593 million of First Lien Notes and $325 million of New First and a Half Lien Notes offset by the payment of $629 million of non-extended term loan borrowings, $78 million of borrowings under the non-extended revolving credit facility and $211 million of additional readily available cash.

Liquidity Risks
Our liquidity position may be negatively affected as a result of the following specific liquidity risks.
Negative Cash Flows; Seasonality and Cash Requirements
Our liquidity position has been and is expected to continue to be negatively impacted by the ongoing unfavorable conditions in the real estate market resulting in negative cash flows and the substantial interest expense on our debt obligations. Our business segments are also subject to seasonal fluctuations. Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during a seasonal slowdown. For example, interest payments of approximately $215 million are due on our Unsecured Notes and Second Lien Loans in October and April of each year. Accordingly, the two most significant interest payments fall in, or immediately following, periods of our lowest cash flow generation. Because of this asymmetry and the size of our cash interest obligations, if unfavorable conditions in the real estate market and general macroeconomic conditions do not significantly improve, we would be required to seek additional sources of working capital for our future liquidity needs, including obtaining additional financing from affiliated or non-affiliated debt holders and deferring or reducing spending. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations or that we would be able to obtain financing on acceptable terms or at all.
Senior Secured Credit Facility Covenant Compliance
On the last day of each fiscal quarter, the financial covenant in the senior secured credit facility requires us to maintain on a quarterly basis a senior secured leverage ratio not to exceed a maximum amount. Specifically, our total senior secured net debt to trailing twelve month Adjusted EBITDA may not exceed 4.75 to 1.0.
As of December 31, 2011, we were in compliance with the senior secured leverage ratio covenant with a ratio of 4.44 to 1.0. After giving effect to the 2012 Senior Secured Notes Offering, our senior secured leverage ratio covenant would have been 3.87 to 1.0 at December 31, 2011. While the housing market has shown signs of stabilization, there remains substantial uncertainty with respect to the timing and scope of a housing recovery and if a housing recovery is delayed or is weak, we may be subject to additional pressure in maintaining compliance with our senior secured leverage ratio as a result of negative cash flows due to our significant annual interest payments.
To maintain compliance with the senior secured leverage ratio for the twelve-month periods ending March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 (or to avoid an event of default thereof), the Company will need to achieve a certain amount of Adjusted EBITDA and/or reduced levels of total senior secured net debt. The factors that will impact the foregoing include: (a) changes in sales volume and/or the price of existing homesales, (b) the ability to continue to implement cost-savings and business productivity enhancement initiatives, (c) increasing new franchise sales, sales associate recruitment and/or brokerage and other acquisitions, (d) obtaining additional equity financing from our parent company, (e) obtaining additional debt or equity financing, or (f) a combination thereof. Factors (b) through (e) may be insufficient to overcome macroeconomic conditions affecting the Company.
If we fail to maintain the senior secured leverage ratio or otherwise default under our senior secured credit facility and if we fail to obtain a waiver from our lenders, then our financial condition, results of operations and business would be materially adversely affected.
We will continue to evaluate potential financing transactions, including refinancing certain tranches of our indebtedness, issuing incremental debt, obtaining incremental letters of credit and extending maturities as well as potential transactions pursuant to which third parties, Apollo or its affiliates may provide financing to us or otherwise engage in transactions to provide liquidity to us. There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. There also can be no assurance that financing or refinancing will be available to us on acceptable terms or at all. In addition, the conversion of all or a portion of our approximately $2.1 billion in outstanding notes into equity at the option of the holders thereof would increase our liquidity, although the holders of the notes are not obligated to do so.
Interest Rate Risk
Certain of our borrowings, primarily borrowings under the senior secured credit facility, borrowings under our other bank indebtedness and borrowings under our securitization arrangements, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net loss would increase further. We have entered into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility for a portion of our floating interest rate debt facilities.
Securitization Programs
Funding requirements of our relocation business are primarily satisfied through the issuance of securitization obligations to finance relocation receivables and advances. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of Realogy’s senior secured leverage ratio under Realogy’s senior secured credit facility if uncured, and cross-defaults to Realogy’s credit agreement, unsecured and secured notes or other material indebtedness. On December 14, 2011, we entered into agreements to amend and extend our existing Apple Ridge Funding LLC securitization program, which was due to expire in April 2012. The maturity date has been extended until December 2013. The maximum borrowing capacity remained at $400 million.

Contractual Obligations
The following table summarizes our future contractual obligations as of December 31, 2011:

	2012	2013	2014	2015	2016	Thereafter	Total
Non-extended revolving credit facility (a)	$—	$78	$—	$—	$—	$—	$78
Extended revolving credit facility (a)	—	—	—	—	97	—	97
Non-extended term loan facility (b)	6	623	—	—	—	—	629
Extended term loan facility (c)	—	—	—	—	1,822	—	1,822
Existing First and a Half Lien Notes (d)			—	—	—	700	700
Second Lien Loans (d)	—	—	—	—	—	650	650
Other bank indebtedness (e)	83	50	—	—	—	—	133
10.50% Senior Notes (g)	—	—	64	—	—	—	64
11.50% Senior Notes (h)	—	—	—	—	—	492	492
11.00%/11.75% Senior Toggle Notes (f) (g)	11	—	41	—	—	—	52
12.00% Senior Notes (h)	—	—	—	—	—	130	130
12.375% Senior Subordinated Notes (g)	—	—	—	190	—	—	190
13.375% Senior Subordinated Notes (h)	—	—	—	—	—	10	10
11.00% Convertible Notes (h)	—	—	—	—	—	2,110	2,110
Securitized obligations (i)	327	—	—	—	—	—	327
Operating leases (j)	136	98	66	46	24	119	489
Capital leases (including imputed interest)	6	4	2	1	—	—	13
Purchase commitments (k)	48	22	11	10	9	253	353
Total (l) (m)	$617	$875	$184	$247	$1,952	$4,464	$8,339
_______________

(a)
The Company’s senior secured credit facility provided for a $652 million revolving credit facility, which included a $289 million revolving facility expiring in April 2013 and a $363 million extended revolving facility expiring in April 2016. As a result of the 2012 Senior Secured Notes Offering, all borrowings under the $289 million non-extended revolver were repaid and the facility was terminated (See Update below). Outstanding borrowings under this facility are classified on the balance sheet as current due to the revolving nature of the facility.

(b)
The Company’s non-extended term loan facility provides for quarterly amortization payments totaling 1% per annum of the principal amount with the balance due on the final maturity date of October 2013.  As a result of the 2012 Senior Secured Notes Offering, the non-extended term loan facility was repaid and the facility was terminated (See Update below).

(c)
The Company’s extended term loan facility matures in October 2016. The interest rate for the variable rate debt of $1,822 million will be determined by the interest rates in effect during each period. There is no scheduled amortization of principal. The Company has entered into derivative instruments to fix the interest rate for $650 million of its $2,759 million variable rate debt, which will result in interest payments of $24 million annually. The interest rate for the remaining portion of the variable rate debt of $2,109 million will be determined by the interest rates in effect during each period.

(d)
The Company’s Existing First and a Half Lien Notes bear an annual interest rate of 7.875% and the Second Lien Loans bear an annual interest rate of 13.50%. Interest payments are due semi-annually and the annual interest expense for the Existing First and a Half Lien Notes and the Second Lien Loans is approximately $143 million. There is no scheduled amortization with either debt.

(e)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, $75 million is due in July 2012, $8 million due in August 2012, and $50 million is due in January 2013. In January 2012, Realogy repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million. These obligations are classified on the balance sheet as current due to the revolving nature of the facilities. The interest rate for the revolving credit facilities is variable and will be determined by the interest rates in effect during each period.

(f)
The Company utilized the PIK Interest option to satisfy interest payment obligations for the Senior Toggle Notes which increased the principal amount of the Senior Toggle Notes from October 2008 through April 2011. As a result, the Company is subject to certain interest deduction limitations if the Senior Toggle Notes were treated as AHYDO within the meaning of Section 163(i)(1) of the Internal Revenue Code. In order to avoid such treatment, the Company will redeem for cash a portion of each Senior Toggle Note then outstanding in April 2012 which is estimated to be approximately $11 million.

(g)	Annual interest expense for the 10.50% Senior Notes, 12.375% Senior Subordinated Notes and Senior Toggle Notes is approximately $36 million.

(h)	Annual interest expense for the 11.50% Senior Notes, 12.00% Senior Notes, 13.375% Senior Subordinated Notes and the notes is approximately $306 million.

(i)
The Company’s securitization obligations are variable rate debt and the interest payments will be determined by the interest rates in effect during each period. The Apple Ridge agreement expires in December 2013 and the Cartus Financing Limited agreements expire in August 2012 and August 2015. These obligations are classified as current on the balance sheet due to the current classification of the underlying assets that collateralize the obligations.

(j)	The operating lease amounts included in the above table do not include variable costs such as maintenance, insurance and real estate taxes.

(k)
Purchase commitments include a minimum licensing fee that the Company is required to pay to Sotheby’s from 2009 through 2054. The annual minimum licensing fee is approximately $2 million. The purchase commitments also include a minimum licensing fee to be paid to Meredith from 2009 through 2057. The annual minimum fee began at $0.5 million in 2009 and will increase to $4 million by 2014 and generally remains the same thereafter.

(l)
In April 2007, the Company established a standby irrevocable letter of credit for the benefit of Avis Budget Group Inc. in accordance with the Separation and Distribution Agreement. At December 31, 2011, the letter of credit was at $70 million. This letter of credit is not included in the contractual obligations table above.

(m)
The contractual obligations table does not include the Apollo management fee and does not include other non-current liabilities such as pension liabilities of $60 million and unrecognized tax benefits of $42 million as the Company is not able to estimate the year in which these liabilities could be paid.

Contractual Obligations Update
On February 2, 2012, Realogy issued $593 million of First Lien Notes with an interest rate of 7.625% and $325 million of New First and a Half Lien Notes with an interest rate of 9.00%. The First Lien Notes and the New First and a Half Lien Notes will mature on January 15, 2020. The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under the non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under the extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility. After giving effect to the 2012 Senior Secured Notes Offering, we estimate that our annual cash interest will increase on a pro forma annualized basis by approximately $46 million from approximately $616 million to $662 million based on our pro forma debt balances as of December 31, 2011 and assuming LIBOR rates as of December 31, 2011.
On February 27, 2012, the Company had $55 million outstanding on the extended revolving credit facility.
Potential Debt Purchases or Sales
Our affiliates have purchased a portion of our indebtedness and we or our affiliates from time to time may sell such indebtedness or purchase additional portions of our indebtedness. Any such future purchases or sales may be made through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as well as with such consideration as we or any such affiliates may determine. Affiliates who own portions of our indebtedness earn interest on a consistent basis with third party owners of such indebtedness.
Critical Accounting Policies
In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results. However, the majority of our businesses operate in environments where we are paid a fee for a service performed, and therefore the results of the majority of our recurring operations are recorded in our financial statements using accounting policies that are not particularly subjective, nor complex.

Allowance for doubtful accounts
We estimate the allowance necessary to provide for uncollectible accounts receivable. The estimate is based on historical experience, combined with a review of current developments, and includes specific accounts for which payment has become unlikely. The process by which we calculate the allowance begins in the individual business units where specific problem accounts are identified and reserved and an additional reserve is generally recorded driven by the age profile of the receivables. Our allowance for doubtful accounts was $64 million and $67 million at December 31, 2011 and 2010, respectively.
Impairment of goodwill and other indefinite-lived intangible assets
With regard to the goodwill and other indefinite-lived intangible assets recorded in connection with business combinations, we annually, or more frequently if circumstances indicate impairment may have occurred, analyze their carrying values to determine if an impairment exists. In performing this analysis, we are required to make an assessment of fair value for our goodwill and other indefinite-lived intangible assets. We determine the fair value of our reporting units utilizing our best estimate of future revenues, operating expenses, cash flows, market and general economic conditions as well as assumptions that we believe marketplace participants would utilize including discount rates, cost of capital, and long term growth rates. Although we believe our assumptions are reasonable, actual results may vary significantly. A change in these underlying assumptions could cause a change in the results of the tests and, as such, could cause the fair value to be less than the respective carrying amount. In such an event, we would be required to record a charge, which would impact earnings.
The aggregate carrying value of our goodwill and other indefinite-lived intangible assets was $2,614 million and $1,887 million, respectively, at December 31, 2011. It is difficult to quantify the impact of an adverse change in financial results and related cash flows, as certain changes may be isolated to one of our four reporting units or spread across our entire organization. Based upon the impairment analysis performed in the fourth quarter of 2011, there was no impairment for 2011. Management did evaluate the effect of lowering the estimated fair value for each of the reporting units by 10% and determined that no impairment of goodwill would have been recognized under this evaluation.
Income taxes
We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax balances to assess their potential realization and establish a valuation allowance for amounts that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the identification of tax planning strategies. A change in these assumptions could cause an increase or decrease to our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially impact our results of operations.
Recently Issued Accounting Pronouncements
In September 2011, the FASB amended the guidance on testing for goodwill impairment that allows an entity to elect to qualitatively assess whether it is necessary to perform the current two-step goodwill impairment test. If the qualitative assessment determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step test is unnecessary. If the entity elects to bypass the qualitative assessment for any reporting unit and proceed directly to Step One of the test and validate the conclusion by measuring fair value, it can resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will consider utilizing the new qualitative analysis for its goodwill impairment test to be performed in the fourth quarter of 2012.
In May 2011, the FASB amended the guidance on Fair Value Measurement that result in common measurement of fair value and disclosure requirements between U.S. GAAP and the International Financial Reporting Standards (“IFRS”). The amendments mainly change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted the amendments on January 1, 2012 and the adoption did not have a significant impact on the consolidated financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Realogy Corporation
Management’s Report on Internal Control Over Financial Reporting for Realogy Corporation
Realogy's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Realogy's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Realogy's internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Realogy's assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Realogy's management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Realogy's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Realogy's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework. Based on this assessment, management determined that Realogy maintained effective internal control over financial reporting as of December 31, 2011.
Auditor Report on the Effectiveness of Internal Control Over Financial Reporting for Realogy Corporation
PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this prospectus, has issued an attestation report on the effectiveness of Realogy's internal control over financial reporting, which is included within their audit opinion on page F-3.
Domus Holdings Corp.
Management’s Report on Internal Control Over Financial Reporting for Domus Holdings Corp.
Holdings' management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Holdings' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Holdings' internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Holdings' assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Holdings' management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Holdings' assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Holdings' internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework. Based on this assessment, management determined that Holdings maintained effective internal control over financial reporting as of December 31, 2011.
Auditor Report on the Effectiveness of Internal Control Over Financial Reporting for Domus Holdings Corp.
PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this prospectus, has issued an attestation report on the effectiveness of Holdings' internal control over financial reporting, which is included within their audit opinion on page F-2.

BUSINESS
Our Company
Realogy is a wholly-owned subsidiary of Intermediate, which is a wholly-owned subsidiary of Holdings. Intermediate does not conduct any operations other than with respect to its ownership of Realogy. Holdings does not conduct any operations other than with respect to its indirect ownership of Realogy.
We are one of the preeminent and most integrated providers of real estate and relocation services. We are the world’s largest real estate brokerage franchisor, the largest U.S. residential real estate brokerage firm, the largest U.S. provider and a leading global provider of outsourced employee relocation services and a provider of title and settlement services. Through our portfolio of leading brands and the broad range of services we offer, we have established our company as a leader in the residential real estate industry, with operations that are dispersed throughout the U.S. and in various locations worldwide. We derive the vast majority of our revenues from serving the needs of buyers and sellers of existing homes, rather than serving the needs of builders and developers of new homes. Realogy was incorporated on January 27, 2006 in the State of Delaware and Holdings was incorporated on December 14, 2006 in the State of Delaware.
We report our operations in four segments: Real Estate Franchise Services, Company Owned Real Estate Brokerage Services, Relocation Services and Title and Settlement Services.
Segment Overview
Real Estate Franchise Services. Through our Real Estate Franchise Services segment, or RFG, we are a franchisor of some of the most recognized brands in the real estate industry. As of December 31, 2011, our franchise system had approximately 14,000 offices (which included approximately 725 of our company owned and operated brokerage offices) and 245,800 independent sales associates (which included approximately 42,100 independent sales agents working with our company owned brokerage offices) operating under our franchise and proprietary brands in the U.S. and 100 other countries and territories around the world (internationally, generally through master franchise agreements). In 2011, we were involved, either through our franchise operations or company owned brokerages, in approximately 26% of all existing homesale transaction volume (homesale sides, each side representing either the “buy” side or the “sell” side of a homesale transaction, times average sales price) for transactions involving a real estate brokerage firm in the U.S. As of December 31, 2011, we had approximately 3,300 domestic franchisees, none of which individually represented more than 1% of our franchise royalties (other than our subsidiary, NRT LLC, or NRT, which operates our company owned brokerages). We believe this reduces our exposure to any one franchisee. On average, our franchisee’s tenure with our brands is 18 years as of December 31, 2011. Our franchise revenues in 2011 included $204 million of royalties paid by our company owned brokerage operations, or approximately 37% of total franchise revenues, which are eliminated in consolidation. As of December 31, 2011, our real estate franchise brands were:

•
Century 21®— One of the world’s largest residential real estate brokerage franchisors, with approximately 7,500 franchise offices and approximately 107,800 independent sales associates located in the U.S. and 71 other countries and territories;

•
Coldwell Banker®— One of the world's largest residential real estate brokerage franchisors, with approximately 3,100 franchise and company owned offices and approximately 84,800 independent sales associates located in the U.S. and 50 other countries and territories;

•
ERA®— A residential real estate brokerage franchisor, with approximately 2,400 franchise and company owned offices and approximately 30,500 independent sales associates located in the U.S. and 35 other countries and territories;

•
Sotheby’s International Realty®— A luxury real estate brokerage brand. In February 2004, we acquired Sotheby’s company owned offices and the exclusive license for the rights to the Sotheby’s Realty and Sotheby’s International Realty® trademarks. Since that time, we have grown the brand from 15 company owned offices to approximately 600 franchise and company owned offices and approximately 12,000 independent sales associates located in the U.S. and 44 other countries and territories;

•
Better Homes and Gardens® Real Estate — We launched the Better Homes and Gardens® Real Estate brand in July 2008 under an exclusive long-term license from Meredith Corporation (“Meredith”) and have approximately 210 franchise offices and approximately 6,700 independent sales associates located in the U.S. and Canada; and

•
Coldwell Banker Commercial®— A commercial real estate brokerage franchisor, with approximately 175 franchise offices and approximately 1,800 independent sales associates worldwide. The number of offices and independent sales associates in our commercial franchise system does not include our residential franchise and company owned brokerage offices and the independent sales associates who work out of those brokerage offices that also conduct commercial real estate brokerage business using the Coldwell Banker Commercial® trademarks.
We derive substantially all of our real estate franchising revenues from royalty fees received under long-term franchise agreements with our franchisees (typically ten years in duration for new domestic agreements). The royalty fee is based on a percentage of the franchisees’ sales commission earned from real estate transactions, which we refer to as gross commission income. Our franchisees pay us royalty fees for the right to operate under one of our trademarks and to utilize the benefits of the franchise system. These royalty fees enable us to have recurring revenue streams. In exchange, we license our marks for our franchisees' use and provide them with certain systems and tools that are designed to help our franchisees to serve their customers and attract new or retain existing independent sales associates. We support our franchisees with servicing programs, technology, training and education, as well as branding-related marketing which is funded through contributions by our franchisees and us (including our company-owned and operated brokerages). We believe that one of our strengths is the strong relationships that we have with our franchisees, as evidenced by our franchisee retention rate of 97% in 2011. Our retention rate represents the annual gross commission income as of December 31 of the previous year generated by our franchisees that remain in the franchise system on an annual basis, measured against the annual gross commission income of all franchisees as of December 31 of the previous year.
Company Owned Real Estate Brokerage Services. Through our subsidiary, NRT, we own and operate a full-service real estate brokerage business in more than 35 of the largest metropolitan areas of the U.S. Our company owned real estate brokerage business operates principally under our Coldwell Banker® brand as well as under the ERA® and Sotheby’s International Realty® franchised brands, and proprietary brands that we own, but do not currently franchise to third parties, such as The Corcoran Group® and Citihabitats. In addition, under NRT, we operate a large independent real estate owned (“REO”) residential asset manager, which focuses on bank-owned properties. At December 31, 2011, we had approximately 725 company owned brokerage offices, approximately 4,700 employees and approximately 42,100 independent sales associates working with these company owned offices. Acquisitions have been, and will continue to be, part of our strategy and a contributor to the growth of our company owned brokerage business.
Our company owned real estate brokerage business derives revenues primarily from gross commission income received serving as the broker at the closing of real estate transactions. For the year ended December 31, 2011, our average homesale broker commission rate was 2.50% which represents the average commission rate earned on either the “buy” side or the “sell” side of a homesale transaction. Generally in U.S. homesale transactions, the broker for the home seller instructs the closing agent to pay a portion of the sales commission to the broker for the buyer and keeps the remaining portion of the homesale commission. In addition, as a full-service real estate brokerage company, in compliance with applicable laws and regulations, including the Real Estate Settlement Procedures Act (“RESPA”), we actively promote the services of our relocation and title and settlement services businesses, as well as the products offered by PHH Home Loans, LLC (“PHH Home Loans”), our home mortgage joint venture with PHH Corporation (“PHH”) that is the exclusive recommended provider of mortgages for our real estate brokerage and relocation service customers. All mortgage loans originated by PHH Home Loans are sold to PHH or other third party investors, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, our home mortgage joint venture structure insulates us from mortgage servicing risk. We own 49.9% of PHH Home Loans and PHH owns the remaining 50.1%. The Company is not the primary beneficiary and therefore our financial results only reflect our proportionate share of the joint venture’s results of operations which are recorded using the equity method.
Relocation Services. Through our subsidiary, Cartus Corporation (“Cartus”), we are a leading global provider of outsourced employee relocation services and the largest provider in the U.S. We offer a broad range of world-class employee relocation services designed to manage all aspects of an employee’s move to facilitate a smooth transition in what otherwise may be a difficult process for both the employee and the employer.
Our relocation services business primarily offers its clients employee relocation services such as homesale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household moving services, visa and immigration support, intercultural and language training and group move management services.
In 2011, we assisted in over 153,000 relocations in over 165 countries for approximately 1,500 active clients, including over 70% of the Fortune 50 companies as well as affinity organizations. In January 2010, our relocation business acquired Primacy Relocation LLC ("Primacy"), a relocation and global assignment management services company headquartered in Memphis, Tennessee with international locations in Canada, Europe and Asia. The acquisition enabled Cartus to re-enter the

U.S. government relocation business, increase its domestic operations, as well as expand the Company’s global relocation capabilities. Effective January 1, 2011, the Primacy business began operating under the Cartus name. Cartus has offices in the U.S. as well as internationally in the United Kingdom, Canada, Hong Kong, Singapore, China, Germany, France, Switzerland and the Netherlands. In addition to general residential housing trends, key drivers of our relocation services business are corporate spending and employment trends.
Clients pay a fee for the services performed and we also receive commissions from third-party service providers, such as real estate brokers and household goods moving service providers. The majority of our clients pay interest on home equity advances and nearly all clients reimburse all other costs associated with our services, including, where required, repayment of home equity advances and reimbursement of losses on the sale of homes purchased. We believe we provide our relocation clients with exceptional service which leads to client retention. As of December 31, 2011, our top 25 relocation clients had an average tenure of 16 years with us. In addition, our relocation services business generates revenue for our other businesses because the clients of our relocation services business often utilize the services of our franchisees and company owned brokerage offices as well as our title and settlement services.
Title and Settlement Services. In most real estate transactions, a buyer will choose, or will be required, to purchase title insurance that will protect the purchaser and/or the mortgage lender against loss or damage in the event that title is not transferred properly and to insure free and clear ownership of the property to the buyer. Our title and settlement services business, which we refer to as Title Resource Group (“TRG”), assists with the closing of a real estate transaction by providing full-service title and settlement (i.e., closing and escrow) services to customers, real estate companies, including our company owned real estate brokerage and relocation services businesses as well as a targeted channel of large financial institution clients including PHH. In addition to our own title settlement services, we also coordinate a nationwide network of attorneys, title agents and notaries to service financial institution clients on a national basis.
Our title and settlement services business earns revenues through fees charged in real estate transactions for rendering title and other settlement and non-settlement related services. We provide many of these services in connection with transactions in which our company owned real estate brokerage and relocation services businesses are participating. During 2011, approximately 38% of the customers of our company owned brokerage offices where we offer title coverage also utilized our title and settlement services. Fees for escrow and closing services are generally separate and distinct from premiums paid for title insurance and other real estate services. We also derive revenues by providing our title and settlement services to various financial institutions in the mortgage lending industry. Such revenues are primarily derived from providing our services to their customers who are refinancing their mortgage loans.
We also serve as an underwriter of title insurance policies in connection with residential and commercial real estate transactions. Our title insurance underwriter is licensed in 26 states and Washington, D.C. Our title underwriting operation generally earns revenues through the collection of premiums on policies that it issues.
Industry Trends
Industry definition:  We primarily operate in the U.S. residential real estate industry and derive the majority of our revenues from serving the needs of buyers and sellers of existing homes rather than those of new homes. Residential real estate brokerage companies typically realize revenues in the form of a commission that is based on a percentage of the price of each home sold and/or a flat fee. As a result, the real estate industry generally benefits from rising home prices and increased volume of homesales (and conversely is harmed by falling prices and decreased volume of homesales). We believe that existing home transactions and the services associated with these transactions, such as mortgage origination, title services and relocation services, represent the most attractive segment of the residential real estate industry for the following reasons:

•
the existing homesales segment represents a significantly larger addressable market than new homesales. Of the approximately 4.6 million homesales in the U.S. in 2011, NAR estimates that approximately 4.3 million were existing homesales, representing approximately 93% of the overall sales as measured in units; and

•	existing homesales afford us the opportunity to represent either the buyer or the seller and in some cases both sides.
We also believe that the traditional broker-assisted business model compares favorably to alternative channels of the residential brokerage industry, such as discount brokers and “for sale by owner” ("FSBO") for the following reasons:

•
a real estate transaction has certain characteristics that we believe are best-suited for full-service brokerages, including large monetary value, low transaction frequency, wide cost differential among choices, high buyers’ subjectivity regarding styles, tastes and preferences, and the consumer’s need for a high level of personalized advice, specific marketing and technology services and support given the complexity of the transaction; and

•
we believe that the enhanced service and value offered by a traditional agent or broker is such that using a traditional agent or broker will continue to be the primary method of buying and selling a home in the long term.

Cyclical nature of industry:  The existing homesale real estate industry is cyclical in nature and has historically shown strong growth though it has been in a significant and lengthy downturn since the second half of 2005. According to NAR, the existing homesale transaction volume (median homesale price times existing homesale transactions) was approximately $708 billion in 2011 and grew at a compound annual growth rate, or CAGR, of 6.5% from 1972 through 2011 period. In addition, based on information published by NAR:

•	despite four years of economic headwinds that particularly impacted the housing market, the number of annual existing home sales for the past four years has been in the range of 4.1 to 4.3 million;

•	over a broader period, existing homesale units increased at a CAGR of 1.6% from 1972 through 2011, with unit increases 24 times on an annual basis, versus 15 annual decreases; and

•
median existing homesale prices declined in four of the past five years, however, they increased at a CAGR of 4.8% (not adjusted for inflation) from 1972 through 2011, a period that included four economic recessions.

The industry has been in a significant and lengthy downturn that initially began in 2005 after having experienced significant growth since 2000. Based upon data published by NAR, from 2005 through 2011, annual U.S. existing homesale units declined by 40% and the median price of U.S. existing homesale units declined by 24%. In response to the housing downturn, the U.S. government implemented certain actions during the past several years to help stabilize and assist in a recovery of the residential real estate market. These measures have included: (1) the placement of Fannie Mae and Freddie Mac in conservatorship in September 2008 and the funding by the government of billions of dollars to these entities to backstop shortfalls in their capital requirements; (2) the establishment, and subsequent expansion and extension, of a federal homebuyer tax credit for qualified buyers (that, as extended, required signed contracts on or before April 30, 2010); (3) as part of a broader plan to bring stability to credit markets and stimulate the housing market, the purchase of mortgage-backed securities by the Federal Reserve Board in an attempt to maintain low mortgage rates, which concluded in mid-2011; (4) the continuation of the 2008 higher loan limits for the Federal Housing Administration ("FHA"), Freddie Mac and Fannie Mae loans most recently extended to the end of 2013; and (5) the availability of low-cost refinancing through Fannie Mae and Freddie Mac to certain homeowners negatively impacted by falling home prices, encouraging lenders to modify loan terms, including reductions in principal amount, with borrowers at risk of foreclosure or already in foreclosure. Based in part on these measures, since 2010, the residential real estate market has shown signs of stabilization, particularly with respect to the number of homesale transactions, though pressure continues to exist on average homesale price in part due to the high levels of distressed sales.
According to Corelogic’s February 2012 press release, there were 1.4 million homes at the end of 2011 in some stage of foreclosure in the U.S. This magnitude of so-called shadow inventory could, were it to be released into the market, adversely impact home prices in local markets, while potentially increasing unit sales activity. Furthermore, according to Corelogic’s November 2011 press release, there are approximately 10.7 million homes that have negative equity, as the mortgages on such properties exceed the estimated fair market value of the homes. Utilizing 2010 Census data, the 10.7 million homes with negative equity represent approximately 14% of all owner-occupied homes in the U.S. More than half of the homes with negative equity are located in just six states (AZ, CA, FL, GA, OH and IL) and, as a result, sales activity in these states could experience a slower pace of sales compared to the rest of the country, as homeowners may be reluctant to sell their residences at a loss.
Despite weakness in housing demand due to continued high unemployment and stagnant overall economic conditions, affordability for housing is at a record high level due to reduced home prices and historically low interest rates on mortgages.
According to NAR, the housing affordability index has continued to improve as a result of homesale price declines that began in 2007. An index above 100 signifies that a family earning the median income has more than enough income to qualify for a mortgage loan on a median-priced home, assuming a 20% down payment. The housing affordability index improved to 185 for 2011 compared to 174 for 2010 and 169 for 2009 and the overall improvement in this index could favorably impact a housing recovery. In addition, according to data released by Trulia in August 2011, in many major markets, the cost of owning a home is now lower than rental of a comparable property.
Interest rates continue to be at low levels by historical standards, which we believe has helped stimulate demand in the residential real estate market, thereby reducing the rate of sales volume decline. According to Freddie Mac, interest rates on commitments for 30-year, fixed-rate first mortgages have decreased from 5.3% in December 2008 to 4.0% in December 2011. Offsetting some of the favorable impact of lower interest rates are conservative mortgage underwriting standards, increased down payment requirements and homeowners having limited or negative equity in homes in certain markets. Mortgage credit conditions have tightened significantly during this housing downturn, with banks limiting credit availability to more creditworthy borrowers and requiring larger down payments, stricter appraisal standards, and more extensive mortgage documentation. As a result, mortgages are less available to borrowers and it frequently takes longer to close a homesale transaction due to the enhanced mortgage and underwriting requirements.
On December 21, 2011, NAR announced that it had completed a review of its sampling and methodology processes with respect to existing homesales and as a result has issued a downward revision to their previously reported homesales and inventory data for the period from 2007 through November 2011. For example, NAR previously estimated that homesale transactions for 2010 were 4.9 million, but, after the revision NAR estimated that homesale transactions for 2010 were 4.2 million. The revision did not affect NAR's previously reported median or average price data. These revisions had no impact on our reported financial results or key business driver information.
2012/2013 Industry outlook: As of their most recent releases, NAR is forecasting a 7% increase in existing homesale transactions for 2012 compared to 2011, and a 3% increase in existing homesale transactions for 2013 compared to 2012; and Fannie Mae is forecasting 2012 to increase 6% for existing homesale transactions compared to 2011, and a 3% increase in existing homesale transactions for 2013 compared to 2012.
With respect to homesale prices, NAR’s most recent release is forecasting median homesale prices for 2012 compared to 2011 to increase 1% and to increase an additional 2% for 2013 compared to 2012. Fannie Mae’s most recent forecast shows a 3% decrease in median homesale price for 2012 compared to 2011 followed by median homesale price remaining flat for 2013 compared to 2012.
Favorable long-term demographics:  We believe that long-term demand for housing and the growth of our industry is primarily driven by affordability, the economic health of the domestic economy, positive demographic trends such as population growth, increases in the number of U.S. households, low interest rates, increases in renters that qualify as homebuyers and locally based dynamics such as demand relative to supply. We believe that the housing market will benefit over the long term from expected positive fundamentals, including the following demographic factors:

•
the number of U.S. households grew from 94 million in 1991 to 118 million in 2010, increasing at a rate of 1% per year on a compound annual growth rate ("CAGR") basis. According to the 2011 State of the Nation's Housing Report, compiled by the Joint Center for Housing Studies ("JCHS") at Harvard University, such annual growth trend is expected to continue through 2020 with an average of 1.2  million households projected to be formed annually from 2010 to 2020 (utilizing JCHS's low growth model which assumes half the Census Bureau's baseline immigration projection);

•	aging echo boomers (i.e., children born to baby boomers) are expected to drive most of the next U.S. household growth;

•	we believe that as baby boomers age, a portion are likely to purchase smaller homes or purchase retirement homes thereby increasing homesale activity; and

•	according to NAR, the number of renters that qualify to buy a median priced home increased from 8 million in 2005 to 15 million in 2011.

Participation in Multiple Aspects of the Residential Real Estate Market

Realogy Franchise Group
FRANCHISING
SETTLEMENT
MORTGAGE
BROKERAGE
RELOCATION
CARTUS
Relocation Services
TRG
Title Resource Group
Settlement Services
PHH Mortgage
PHH
Venture Partner
NRT
Company Owned Real Estate Brokerage
Century 21
COLDWELL BANKER
Better Homes and Gardens Real Estate
ERA
Sotheby's International Realty

We participate in services associated with many aspects of the residential real estate market. Our four complementary businesses and mortgage joint venture allow us to generate revenue at various points in the transactional process, including listing of homes, assisting buyers in home searches, corporate relocation services, settlement and title services, and franchising of our brands. The businesses each benefit from our deep understanding of the industry, strong relationships with real estate brokers, sale associates and other real estate professionals and expertise across the transactional process. Unlike other industry participants who offer only one or two services, we can offer homeowners, our franchisees and our corporate and government clients ready access to numerous associated services that facilitate and simplify the home purchase and sale process. These services provide further revenue opportunities for the Company’s owned businesses and those of our franchisees. Specifically, our brokerage offices and those of our franchisees participate in purchases and sales of homes involving relocations of corporate transferees using Cartus relocation services and we offer customers (purchasers and sellers) of both our owned and franchised brokerage businesses convenient title and settlement services. These services produce incremental revenues for our businesses and franchisees. In addition, we participate in the mortgage process through our 49.9% ownership of PHH Home Loans. In some instances, all four of our businesses and our mortgage joint venture can derive revenue from the same real estate transaction.

Our Brands
Our brands are among the most well known and established real estate brokerage brands in the real estate industry. As of December 31, 2011, our franchise system had approximately 14,000 franchised and company owned offices and 245,800 independent sales associates operating under our franchise and proprietary brands in the U.S. and other countries and territories around the world, which includes approximately 725 of our company owned and operated brokerage offices. In 2011, based on NAR’s historical survey data and our own results, we were involved, either through our franchise operations or our company owned brokerages, in approximately 26% of all existing homesale transaction volume (sides times price) for domestic transactions involving a real estate brokerage firm.
Our real estate franchise brands, excluding proprietary brands that we own, are listed in the following chart, which includes information as of December 31, 2011 for both our franchised and company owned offices:

Worldwide Offices (1)	7,500	3,100	2,400	600	210	175
Worldwide Brokers and Sales Associates (1)	107,800	84,800	30,500	12,000	6,700	1,800
U.S. Annual Sides	372,682	596,268	101,717	49,518	33,884	N/A
# Countries with Owned or Franchised Operations	72	51	36	45	2	26

Characteristics	World's largest residential real estate sales organization	Longest running national real estate brand in the U.S. (104 years)	Driving value through innovation and collaboration	Synonymous with luxury	Growing real estate brand launched in July 2008	A commercial real estate franchise organization
	Identified by consumers as the most recognized name in real estate	Known for innovative consumer services, marketing and technology	Highest percentage of international offices among international brands	Strong ties to auction house established in 1744	Unique relationship with a leading media company, including largest lifestyle magazine in the U.S.	Serves a wide range of clients from corporations to small businesses to individual clients and investors
	Significant international office footprint			Rapid International Growth
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(1) Includes offices and related brokers and sales associates of franchisees of master franchisors.
Real Estate Franchise Services
Our primary objectives as the largest franchisor of residential real estate brokerages in the world are to sell new franchises, retain existing franchises, create or acquire new brands and, most importantly, provide branding and support to our franchisees. At December 31, 2011, our real estate franchise system had approximately 14,000 offices worldwide in 101 countries and territories in North and South America, Europe, Asia, Africa, the Middle East and Australia, including approximately 6,300 brokerage offices in the U.S.
Over the past few years, our total number of offices and franchisees contracted due to the prolonged housing downturn. Despite this downturn we have continued to sell franchises domestically, increased the number of international master franchise agreements and increased the geographic footprint of our franchisees.
We derive substantially all of our real estate franchising revenues from royalty fees received under long-term franchise agreements with our franchisees (typically ten years in duration for new domestic agreements). The royalty fee is based on a percentage of the franchisees’ gross commission income earned from real estate transactions. In general, we provide our franchisees with a license to use the brands’ service marks and provide them with certain systems and tools that are designed to help our franchisees serve their customers and attract new or retain existing independent sales associates. We support our franchisees with servicing programs, technology, training and education, as well as a branding-related marketing which is funded through contributions by our franchisees and us (including our company owned brokerage offices). We operate and maintain an Internet-based reporting system for our domestic franchisees which generally allows them to electronically transmit listing information to our websites and other relevant reporting data. We also own and operate websites for each of our brands for the benefit of our franchisees.
We believe one of our strengths is the strong relationships that we have with our franchisees as evidenced by the franchisee retention rate of 97% in 2011. Our retention rate represents the annual gross commission income as of December 31 of the previous year generated by our franchisees that remain in the franchise system on an annual basis, measured against the annual gross commission income of all franchisees as of December 31 of the previous year. On average, our franchisees’ tenure with our brands was approximately 18 years as of December 31, 2011. During 2011, none of our franchisees (other than our company owned brokerage operations) generated more than 1% of our real estate franchise business revenues.
The franchise agreements impose restrictions on the business and operations of the franchisees and require them to comply with the operating and identity standards set forth in each brand’s policy and procedures manuals. A franchisee’s failure to comply with these restrictions and standards could result in a termination of the franchise agreement. The franchisees generally are not permitted to terminate the franchise agreements, and in those cases where termination rights do exist, they are very limited (e.g., if the franchisee retires, becomes disabled or dies). Generally, new domestic franchise agreements have a term of ten years and require the franchisees to pay us an initial franchise fee of up to $35,000 for the franchisee’s principal office, plus, upon the receipt of any commission income, a royalty fee, in most cases, equal to 6% of such income. Each of our franchise systems (other than Coldwell Banker Commercial®) offers a volume incentive program, whereby each franchisee is eligible to receive a refund of a portion of the royalties paid upon the satisfaction of certain conditions. The amount of the volume incentive varies depending upon the franchisee’s annual gross revenue subject to royalty payments for the prior calendar year. Under the current form of the franchise agreements, the volume incentive varies for each franchise system, and ranges from zero to 3% of gross revenues. We provide a detailed table to each franchisee that describes the gross revenue thresholds required to achieve a volume incentive and the corresponding incentive amounts. We reserve the right to increase or decrease the percentage and/or dollar amounts in the table, subject to certain limitations. Our company owned brokerage offices do not participate in the volume incentive program. Franchisees and company owned offices are also required to make monthly contributions to marketing funds maintained by each brand for the creation and development of advertising, public relations, other marketing programs and related tools and services.
Under certain circumstances, we extend conversion notes (development advance notes were issued prior to 2009) to eligible franchisees for the purpose of providing an incentive to join the brand, to renew their franchise agreements, or to facilitate their growth opportunities. Growth opportunities include the expansion of franchisees’ existing businesses by opening additional offices, through the consolidation of operations of other franchisees, as well as through the acquisition of offices operated by independent brokerages. Many franchisees use the proceeds from the conversion notes to change stationery, signage and marketing materials, upgrade technology and websites, or to assist in acquiring companies. The notes are not funded until appropriate credit checks and other due diligence matters are completed and the business is opened and operating under one of our brands. Upon satisfaction of certain performance based thresholds, the notes are forgiven over the term of the franchise agreement.
In addition to offices owned and operated by our franchisees, we, through NRT, own and operate approximately 725 offices under the following names: Coldwell Banker®, ERA®, Sotheby’s International Realty®, The Corcoran Group® and Citihabitats. NRT pays intercompany royalty fees and marketing fees to our real estate franchise business in connection with its operation of these offices. These fees are recognized as income or expense by the applicable segment level and eliminated in the consolidation of our businesses. NRT is not eligible for any volume incentives.
In the U.S. and generally in Canada, we employ a direct franchising model whereby we contract with and provide services directly to independent owner-operators. In other parts of the world, we employ either a master franchise model, whereby we contract with a qualified, experienced third party to build a franchise enterprise in such third party’s country or region or a direct franchising model in the case of Sotheby's International Realty. Under the master franchise model, we typically enter into long term franchise agreements (often 25 years in duration) and receive an initial area development fee and ongoing royalties. The ongoing royalties are generally a percentage of the royalties received by the master franchisor from its franchisees with which it contracts.

We also offer third-party service providers an opportunity to market their products to our franchisees and their independent sales associates and customers through our Preferred Alliance Program. To participate in this program, service providers generally pay us some combination of an initial licensing or access fee, subsequent marketing fees and commissions based upon our franchisees’ or independent sales associates’ usage of the preferred alliance vendors. In connection with the spin-off of PHH, Cendant’s former mortgage business, PHH Mortgage Corporation, the subsidiary of PHH that conducts mortgage financing, is the only provider of mortgages for customers of our franchisees that we endorse. We receive a fee from PHH for licensing our brands and an advertising fee for allowing PHH promotional opportunities on websites and in offices and at periodic group events.
We own the trademarks “Century 21®,” “Coldwell Banker®,” “Coldwell Banker Commercial®,” “ERA®” and related trademarks and logos, and such trademarks and logos are material to the businesses that are part of our real estate franchise segment. Our franchisees and our subsidiaries actively use these trademarks, and all of the material trademarks are registered (or have applications pending) with the United States Patent and Trademark Office as well as with corresponding trademark offices in major countries worldwide where these businesses have significant operations.
We have an exclusive license to own, operate and franchise the Sotheby’s International Realty® brand to qualified residential real estate brokerage offices and individuals operating in eligible markets pursuant to a license agreement with SPTC Delaware LLC, a subsidiary of Sotheby’s (“Sotheby’s”). Such license agreement has a 100-year term, which consists of an initial 50-year term ending February 16, 2054 and a 50-year renewal option. In connection with our acquisition of such license, we also acquired the domestic residential real estate brokerage operations of Sotheby’s which are now operated by NRT. We pay a licensing fee to Sotheby’s for the use of the Sotheby’s International Realty® name equal to 9.5% of the royalties earned by our Real Estate Franchise Services Segment attributable to franchisees affiliated with the Sotheby’s International Realty® brand, including our company owned offices.
In October 2007, we entered into a long-term license agreement to own, operate and franchise the Better Homes and Gardens® Real Estate brand from Meredith. The license agreement between Realogy and Meredith is for a 50-year term, with a renewal option for another 50 years at our option. We pay an annual minimum licensing fee which began in 2009 at $0.5 million and will increase to $4 million by 2014 and generally remains the same thereafter. At December, 31, 2011, Realogy had approximately 210 offices with 6,700 independent sales associates operating under the Better Homes and Gardens® Real Estate brand name in the U.S. and Canada.
Each of our brands has a consumer website that offers real estate listings, contacts and services. Century21.com, coldwellbanker.com, coldwellbankercommercial.com, sothebysrealty.com, era.com and bhgrealestate.com are the official websites for the Century 21®, Coldwell Banker®, Coldwell Banker Commercial®, Sotheby’s International Realty®, ERA® and Better Homes and Gardens® real estate franchise systems, respectively.
Company Owned Real Estate Brokerage Services
Through our subsidiary, NRT, we own and operate a full-service real estate brokerage business in more than 35 of the largest metropolitan areas in the U.S. Our company owned real estate brokerage business operates under the Coldwell Banker®, ERA® and Sotheby’s International Realty® franchised brands as well as proprietary brands that we own, but do not currently franchise, such as The Corcoran Group® and Citihabitats. In addition, under NRT, we operate a large independent REO residential asset manager, which focuses on bank-owned properties. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders and the profitability of this business is historically countercyclical to the overall state of the housing market. As of December 31, 2011, we had approximately 725 company owned brokerage offices, approximately 4,700 employees and approximately 42,100 independent sales associates working with these company owned offices.
Our real estate brokerage business derives revenue primarily from sales commissions received at the closing of real estate transactions, which we refer to as gross commission income. For the year ended December 31, 2011, our average homesale broker commission rate was 2.50% which represents the average commission rate earned on either the “buy” side or the “sell” side of a homesale transaction. Generally in U.S. homesale transactions, the broker for the home seller instructs the closing agent to pay a portion of the sales commission to the broker for the buyer and keeps the remaining portion of the homesale commission. In addition, as a full-service real estate brokerage company, we promote the complementary services of our relocation and title and settlement services businesses, in addition to PHH Home Loans. We believe we provide integrated services that enhance the customer experience.
When we assist the seller in a real estate transaction, our independent sales associates generally provide the seller with a full service marketing program, which may include developing a direct marketing plan for the property, assisting the seller in pricing the property and preparing it for sale, listing it on multiple listing services, advertising the property (including on websites), showing the property to prospective buyers, assisting the seller in sale negotiations, and assisting the seller in preparing for closing the transaction. When we assist the buyer in a real estate transaction, our independent sales associates generally help the buyer in locating specific properties that meet the buyer’s personal and financial specifications, show properties to the buyer, assist the buyer in negotiating (where permissible) and in preparing for closing the transaction.
At December 31, 2011, we operated approximately: 90% of our offices under the Coldwell Banker® brand name, 5% of our offices under The Corcoran Group® and Citihabitats brand names, 4% of our offices under the Sotheby’s International Realty® brand name, and 1% of our offices under the ERA® brand name. Our offices are geographically diverse with a strong presence in the east and west coast areas, where home prices are generally higher. We operate our Coldwell Banker® offices in numerous regions throughout the U.S., our Sotheby’s International Realty® offices in several regions throughout the U.S, our Corcoran® Group offices in New York City, the Hamptons (New York), and Palm Beach, Florida and our ERA® offices in Pennsylvania.
 We intend to grow our business both organically and through strategic acquisitions. To grow organically, we will focus on working with office managers to recruit, retain and facilitate effective independent sales associates who can successfully engage and earn fees from new and existing clients.
We have a dedicated group of professionals whose function is to identify, evaluate and complete acquisitions. We are continuously evaluating acquisitions that will allow us to enter into new markets and to expand our market share in existing markets through smaller “tuck-in” acquisitions. Following completion of an acquisition, we consolidate the newly acquired operations with our existing operations. By consolidating operations, we reduce or eliminate duplicative costs, such as advertising, rent and administrative support. By utilizing our existing infrastructure to support a broader network of independent sales associates and revenue base, we can enhance the profitability of our operations. We also seek to enhance the profitability of newly acquired operations by increasing the productivity of the acquired brokerages’ independent sales associates. We provide these independent sales associates with supplemental tools, training and resources that are often unavailable at smaller firms, such as access to sophisticated information technology and ongoing technical support, increased advertising and marketing support, relocation referrals, and a wide offering of brokerage-related services.
Our real estate brokerage business has a contract with Cartus under which the brokerage business provides brokerage services to relocating employees of the clients of Cartus. When receiving a referral from Cartus, our brokerage business seeks to assist the buyer in completing a homesale or home purchase. Upon completion of a homesale or home purchase, our brokerage business receives a commission on the purchase or sale of the property and is obligated to pay Cartus a portion of such commission as a referral fee. We believe that these fees are comparable to the fees charged by other relocation companies.
PHH Home Loans, our home mortgage venture with PHH, a publicly traded company, has a 50-year term, subject to earlier termination upon the occurrence of certain events or at our election at any time after January 31, 2015 by providing two years notice to PHH. We own 49.9% of PHH Home Loans and PHH owns the remaining 50.1%. PHH may terminate the venture upon the occurrence of certain events or, at its option, after January 31, 2030. Such earlier termination would result in (i) PHH selling its interest to a buyer designated by us or (ii) requiring PHH to buy our interest. In either case, the purchase price would be the fair market value of the interest sold. All mortgage loans originated by the venture are sold to PHH or other third party investors after a hold period, and PHH Home Loans does not hold any mortgage loans for investment purposes or perform servicing functions for any loans it originates. Accordingly, we have no mortgage servicing rights asset risk. PHH Home Loans is the exclusive recommended provider of mortgages for our company owned real estate brokerage business (unless exclusivity is waived by PHH).
Relocation Services
Through our subsidiary, Cartus, we are a leading global provider of outsourced employee relocation services.
We primarily offer corporate clients employee relocation services, such as:

•
homesale assistance, including the evaluation, inspection, purchasing and selling of a transferee’s home; the issuance of home equity advances to transferees permitting them to purchase a new home before selling their current home (these advances are generally guaranteed by the client); certain home management services; assistance in locating a new home; and closing on the sale of the old home, generally at the instruction of the client;

•	expense processing, relocation policy counseling, relocation-related accounting, including international assignment compensation services, and other consulting services;

•
arranging household goods moving services, with approximately 71,000 domestic and international shipments in 2011, and providing support for all aspects of moving a transferee’s household goods, including the handling of insurance and claim assistance, invoice auditing and quality control;

•	visa and immigration support, intercultural and language training, and expatriation/repatriation counseling and destination services; and

•	group move management services providing coordination for moves involving a large number of transferees to or from a specific regional area over a short period of time.
The wide range of our services allows our clients to outsource their entire relocation programs to us.
In January 2010, our relocation business acquired Primacy, a U.S. based relocation and global assignment management services company with international locations in Canada, Europe and Asia. The acquisition enabled Cartus to re-enter the U.S. government relocation business, increase its domestic operations, as well as expand the Company’s global relocation capabilities. Effective January 1, 2011, the Primacy business operates under the Cartus name.
In 2011, we assisted in over 153,000 relocations in over 165 countries for approximately 1,500 active clients, including over 70% of the Fortune 50 companies as well as affinity organizations. Cartus has offices in the U.S. as well as internationally in the United Kingdom, Canada, Hong Kong, Singapore, China, Germany, France, Switzerland and the Netherlands.
Under relocation services contracts with our clients, homesale services have historically been classified into two types, “at risk” and “no risk.” Under “no risk” business, which during 2011 accounted for substantially all of our homesale service transactions, the client is responsible for reimbursement of all direct expenses associated with the homesale. Such expenses include, but are not limited to, appraisal, inspection and real estate brokerage commissions. The client also bears the risk of loss on the re-sale of the transferee’s home. Clients are responsible for reimbursement of all other direct costs associated with the relocation, including, but not limited to, costs to move household goods, mortgage origination points, temporary living and travel expenses. Generally we fund the direct expenses associated with the homesale as well as those associated with the relocation on behalf of the client and the client then reimburses us for these costs plus interest charges on the advanced money. This limits our exposure on “no risk” homesale services to the credit risk of our clients rather than to the potential fluctuations in the real estate market or to the creditworthiness of the individual transferring employee. Historically, due to the credit quality of our clients, we have had minimal losses with respect to these “no risk” homesale services.
In “at risk” homesale service transactions in which we engage, we acquire the home being sold by relocating employees, pay for all direct expenses (acquisition, carrying and selling costs) associated with the homesale and bear any loss on the sale of the home. As with the “no-risk” contracts, clients with “at risk” contracts bear the non-homesale related direct costs associated with the relocation though we generally advance these expenses and the client reimburses us inclusive of interest charges on the advanced money. The “at risk” business that we do conduct relates almost entirely to certain government and corporate contracts we assumed in the Primacy acquisition, which we believe are structured in a manner that mitigates risks associated with a downturn in the residential real estate market.
Substantially all of our contracts with our relocation clients are terminable at any time at the option of the client. If a client terminates its contract, we will be compensated for all services performed up to the time of termination and reimbursed for all expenses incurred to the time of termination.
We earn commissions primarily from real estate brokers and household goods moving companies that provide services to the transferee. The commissions earned allow us pricing flexibility for the fees we charge our clients. We manage the Cartus Broker Network, which is a network of real estate brokers consisting of our company owned brokerage operations, select franchisees and independent real estate brokers who have been approved to become members. Member brokers of the Cartus Broker Network receive referrals from our relocation services business in exchange for a referral fee. The Cartus Broker Network closed approximately 61,000 properties in 2011 related to relocation, affinity, and broker to broker activity. The broker to broker segment accounted for approximately 5% of our relocation revenue.
About 6% of our relocation revenue in 2011 was derived from our affinity services, which provide real estate and relocation services, including home buying and selling assistance, as well as mortgage assistance and moving services, to organizations such as insurance companies and credit unions that have established members. Often these organizations offer our affinity services to their members at no cost and, where permitted, provide their members with a financial incentive for using these services. This service helps the organizations attract new members and retain current members.

Title and Settlement Services
Our title and settlement services business, TRG, provides full-service title and settlement (i.e., closing and escrow) services to real estate companies and financial institutions. We act in the capacity of a title agent and sell title insurance to property buyers and mortgage lenders. We are licensed as a title agent in 42 states and Washington, D.C., and have physical locations in 24 states and Washington, D.C. We issue title insurance policies on behalf of large national underwriters as well as through our Dallas-based subsidiary, Title Resources Guaranty Company (“TRGC”), which we acquired in January 2006. TRGC is a title insurance underwriter licensed in 26 states and Washington, D.C. We operate mostly in major metropolitan areas. As of December 31, 2011, we had approximately 337 offices, 212 of which are co-located within one of our company owned brokerage offices.
Virtually all lenders require their borrowers to obtain title insurance policies at the time mortgage loans are made on real property. For policies issued through our agency operations, assuming no negligence on our part, we typically are liable only for the first $5,000 of loss for such policies on a per claim basis, with the title insurer being liable for any remaining loss. Title insurance policies state the terms and conditions upon which a title underwriter will insure title to real property. Such policies are issued on the basis of a preliminary report or commitment. Such reports are prepared after, among others, a search of public records, maps and other relevant documents to ascertain title ownership and the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. To facilitate the preparation of preliminary reports, copies of public records, maps and other relevant historical documents are compiled and indexed in a title plant. We subscribe to title information services provided by title plants owned and operated by independent entities to assist us in the preparation of preliminary title reports. In addition, we own, lease or participate with other title insurance companies or agents in the cooperative operation of such plants.
The terms and conditions upon which the real property will be insured are determined in accordance with the standard policies and procedures of the title underwriter. When our title agencies sell title insurance, the title search and examination function is performed by the agent. The title agent and underwriter split the premium. The amount of such premium “split” is determined by agreement between the agency and underwriter, or is promulgated by state law. We have entered into underwriting agreements with various underwriters, which state the conditions under which we may issue a title insurance policy on their behalf.
Our company owned brokerage operations are the principal source of our title and settlement services business for resale transactions. Other sources of our title and settlement services resale business include our real estate franchise business and Cartus. Many of our offices have subleased space from, and are co-located within, our company owned brokerage offices, a strategy that is compliant with RESPA and any analogous state laws. The capture rate of our title and settlement services business from company owned brokerage operations was approximately 38% in 2011. For refinance transactions, we generate revenues from PHH and other financial institutions throughout the mortgage lending industry.
Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. For example, in California, a title insurer/agent cannot rely on more than 50% of its title orders from “controlled business sources,” which is defined as sources controlled by, or which control, directly or indirectly, the title insurer/agent, which would include leads generated by our company owned brokerage business. In those states in which we operate our title and settlement services business that have “controlled business” statutes, we comply with such statutes by ensuring that we generate sufficient business from sources we do not control.
We derive revenue through fees charged in real estate transactions for rendering the services described above as well as a percentage of the title premium on each title insurance policy sold. We provide many of these services in connection with our residential and commercial real estate brokerage and relocation operations. Fees for escrow and closing services are separate and distinct from premiums paid for title insurance and other real-estate services.
We coordinate a national network of escrow and closing agents (some of whom are our employees, while others are attorneys in private practice and independent title companies) to provide full-service title and settlement services to a broad-based group that includes lenders, home buyers and sellers, developers, and independent real estate sales associates. Our role is generally that of an intermediary managing the completion of all the necessary documentation and services required to complete a real estate transaction.
We also derive revenues by providing our title and settlement services to various financial institutions in the mortgage lending industry. Such revenues are primarily derived from providing our services to customers who are refinancing their mortgage loans.

We intend to grow our title and settlement services business through the completion of acquisitions in new markets as well as those that complement existing operations. We also intend to grow by leveraging our existing geographic coverage, scale, capabilities and reputation into new offices not directly connected with our company owned brokerage offices and through continuing to enter into contracts and ventures with our franchisees that will allow them to participate in the title and settlement services business. We also plan to expand our underwriting operations into other states. We intend to continue our expansion of our lender channel by working with national lenders as their provider of settlement services.
Competition
Real Estate Franchise Business. Competition among the national real estate brokerage brand franchisors to grow their franchise systems is intense. Our largest national competitors in this industry include, but are not limited to three large, franchisors: Brookfield Residential Property Services, an affiliate of Brookfield Asset Management, Inc. (“Brookfield”), which in December 2011 acquired Prudential Real Estate and Relocation Services and also operates several brands including Real Living in the U.S. and Royal LePage in Canada; RE/MAX International, Inc.; and Keller Williams Realty, Inc. In addition, a real estate broker may choose to affiliate with a regional chain or choose not to affiliate with a franchisor but to remain unaffiliated. We believe that competition for the sale of franchises in the real estate brokerage industry is based principally upon the perceived value and quality of the brand and services, the nature of those services offered to franchisees, including the availability of financing, and the fees the franchisees must pay. Franchise sales are impacted by the state of the housing industry.
The ability of our real estate brokerage franchisees to compete with other real estate brokerages is important to our prospects for growth. Their ability to compete may be affected by the quality of independent sales associates, the location of offices, the services provided to independent sales associates, the number of competing offices in the vicinity, affiliation with a recognized brand name, community reputation, technology and other factors. A franchisee’s success may also be affected by general, regional and local economic conditions.
Real Estate Brokerage Business. The real estate brokerage industry is highly competitive, particularly in the metropolitan areas in which our owned brokerage businesses operate. In addition, the industry has relatively low barriers to entry for new participants, including participants pursuing non-traditional methods of marketing real estate, such as Internet-based listing services. Companies compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts, and brokerage commissions. We compete with other national independent real estate organizations, including HomeServices of America in certain of our markets, franchisees of our brands and of other national real estate franchisors, franchisees of local and regional real estate franchisors, regional independent real estate organizations such as Weichert Realtors and Long & Foster Real Estate, discount brokerages and smaller niche companies competing in local areas.
Relocation Business. Competition in our relocation business is based on service, quality and price. We compete primarily with global and regional outsourced relocation services providers. The larger outsourced relocation services providers that we compete with include: Brookfield Global Relocation Services (including the recently acquired operations of Prudential Real Estate and Relocation Services), SIRVA, Inc., and Weichert Relocation Resources, Inc.
Title and Settlement Business. The title and settlement business is highly competitive and fragmented. The number and size of competing companies vary in the different areas in which we conduct business. We compete with other title insurers, title agents and vendor management companies. The title and settlement business competes with a large, fragmented group of smaller underwriters and agencies. In addition, we compete with national competitors, including Fidelity National Title Insurance Company, First American Title Insurance Company, Stewart Title Guaranty Company and Old Republic Title Company.
Marketing
Real Estate Franchise Business
Each of our residential franchise brands operates a marketing fund and our commercial brand operates a commercial marketing fund that is funded by our franchisees and us. The primary focus of each marketing fund is to build and maintain brand awareness, which is accomplished through a variety of media, including increased use of Internet promotion. Our Internet presence, for the most part, features our entire listing inventory in our regional and national markets, plus community profiles, home buying and selling advice, relocation tips and mortgage financing information. Each brand manages a comprehensive system of marketing tools, systems and sales information and data that can be accessed through free standing brand intranet sites to assist independent sales associates in becoming the best marketer of their listings. In addition to the Sotheby’s International Realty® brand, a leading luxury brand, our franchisees and our company owned brokerages also participate in luxury marketing programs, such as Century 21® Fine Homes & Estates®, Coldwell Banker Previews®, and ERA International Collection®.
According to NAR, 88% of homebuyers used the Internet in their search for a new home in 2011. Our marketing and technology strategies focus on capturing these consumers and assisting in their purchase. Advertising is used by the brands to drive consumers to their respective websites. Significant focus is placed on developing websites for each brand. to create value to the real estate consumer. Each brand website focuses on streamlined, easy search processes for listing inventory and rich descriptive details and multiple photos to market the real estate listing. Additionally, each brand website serves as a national distribution point for independent sales associates to market themselves to consumers to enhance the customer experience. We place significant emphasis on distributing our real estate listings with third party websites to expand a consumer's access to such listings. Consumers seeking more detailed information about a particular listing on a third party website are able to click through to a brand website or a Company-owned brokerage website or telephone the franchisee or Company-owned brokerage directly.
In order to improve our response times to buyers and sellers seeking real estate services, we developed LeadRouter, our proprietary lead management system. We believe LeadRouter provides a competitive advantage by improving the speed at which a brokerage can begin working with a customer. The system converts text to voice and transfers the lead to our agents within a matter of seconds, providing our agents with the ability to quickly respond to the needs of a potential home buyer or seller. Additionally, LeadRouter provides the broker with an accountability tool to manage their agents and evaluate productivity.
Company Owned Brokerage Operations
Our company owned real estate brokerage business markets our real estate services and specific real estate listings primarily through individual property signage, the Internet, and by hosting open houses of our listings for potential buyers to view in person during an appointed time period. In addition, contacts and communication with other real estate sales associates, targeted direct mailings, and local print media, including newspapers and real estate publications, are effective for certain price points and geographical locations.
Our independent sales associates at times choose to supplement our marketing with specialized programs they fund on their own. We provide our independent sales associates with promotional templates and materials which may be customized for this opportunity.
In addition to our Sotheby’s International Realty® offices, we also participate in luxury marketing programs established by our franchisors, such as Coldwell Banker Previews® and the ERA International Collection®. The programs provide special services for buyers and sellers of luxury homes, with attached logos to differentiate the properties. Our independent sales associates are offered the opportunity to receive specific training and certification in their respective luxury properties marketing program. Properties listed in the program are highlighted through specific:

•	signage displaying the appropriate logo;

•	features in the appropriate section on the Company’s Internet site;

•	targeted mailings to prospective purchasers using specific mailing lists; and

•	collateral marketing material, magazines and brochures highlighting the property.
The utilization of information technology as a marketing tool has become increasingly effective in our industry, and we believe that trend will continue to increase. Accordingly, we have sought to become a leader among residential real estate brokerage firms in the use and application of technology. The key features of our approach are as follows:

•	The integration of our information systems with multiple listing services to:

◦	provide property information on a substantial number of listings, including those of our competitors when possible to do so; and

◦	integrate with our systems to provide current data for other proprietary technology within NRT, such as contract management technology.

•	The placement of property listings on the appropriate local operating company website as well as multiple third party websites that are real-estate focused.

The majority of these websites provide the opportunity for the customer to utilize different features, allowing them to investigate community information, view property information and print feature sheets on those properties, receive on-line updates, obtain mapping and property tours for open houses, qualify for financing, review the qualifications of our independent sales associates, receive home buying and selling tips, and view information on our local sales offices. The process usually begins with the browsing consumer providing search parameters to narrow their property viewing experience. Wherever possible, we provide at least six photographs of the property and/or a virtual tour in order to make the selection process as complete as possible. To make readily available the robust experience on our websites, we utilize paid web search engine advertising as a source for our consumers.
Most importantly, the browsing customer has the ability to contact us regarding their particular interest and receive a rapid response through our proprietary lead management system, LeadRouter.
Our independent sales associates have the ability to access professional support and information through various extranet sites in order to perform their tasks more efficiently. An example of this is the nationwide availability of a current “Do Not Call List” to assist them in the proper telemarketing of their services.
Employees
At December 31, 2011, we had approximately 10,400 employees, including approximately 760 employees outside of the U.S. None of our employees are represented by a union. We believe that our employee relations are good.
Sales Associate Recruiting and Training
Each real estate brand provides training and marketing-related materials to its franchisees to assist them in the recruiting process. Each brand's recruiting program contains different materials and delivery methods. The marketing materials range from a detailed description of the services offered by our franchise system (which will be available to the independent sales associate) in brochure or poster format to audio tape lectures from industry experts. Live instructors at conventions and orientation seminars deliver some recruiting modules while other modules can be viewed by brokers anywhere in the world through virtual classrooms over the Internet. Most of the programs and materials are then made available in electronic form to franchisees over the respective system’s private intranet site. Many of the materials are customizable to allow franchisees to achieve a personalized look and feel and make modifications to certain content as appropriate for their business and marketplace.
For our Company owned brokerage operations, we focus on recruiting and retaining sales associates through a number of programs in order to drive revenue growth.
Government Regulation
Franchise Regulation. The sale of franchises is regulated by various state laws, as well as by the Federal Trade Commission (the “FTC”). The FTC requires that franchisors make extensive disclosure to prospective franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. The states with relationship or other statutes governing the termination of franchises include Arkansas, California, Connecticut, Delaware, Hawaii, Illinois, Indiana, Iowa, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, Virginia, Washington, and Wisconsin. Puerto Rico and the Virgin Islands also have statutes governing termination of franchises. Some franchise relationship statutes require a mandated notice period for termination; some require a notice and cure period. In addition, some require that the franchisor demonstrate good cause for termination. These statutes do not have a substantial effect on our operations because our franchise agreements generally comport with the statutory requirements for cause for termination, and they provide notice and cure periods for most defaults. Where the franchisee is granted a statutory period longer than permitted under the franchise agreement, we extend our notice and/or cure periods to match the statutory requirements. In some states, case law requires a franchisor to renew a franchise agreement unless a franchisee has given cause for non-renewal. Failure to comply with these laws could result in civil liability to the affected franchisees. While our franchising operations have not been materially adversely affected by such existing regulation, we cannot predict the effect of any future federal or state legislation or regulation.
Real Estate Regulation. RESPA and state real estate brokerage laws restrict payments which real estate brokers, title agencies, mortgage bankers, mortgage brokers and other settlement service providers may receive or pay in connection with the sales of residences and referral of settlement services (e.g., mortgages, homeowners insurance and title insurance). Such laws may to some extent restrict preferred alliance and other arrangements involving our real estate franchise, real estate brokerage, settlement services and relocation businesses. Currently, several states prohibit the sharing of referral fees with a principal to a transaction. In addition, with respect to our company owned real estate brokerage, relocation and title and settlement services businesses, RESPA and similar state laws require timely disclosure of certain relationships or financial interests with providers of real estate settlement services.
On November 17, 2008, the Department of Housing and Urban Development (“HUD”) published a rule that seeks to simplify and improve disclosures regarding mortgage settlement services and encourage consumers to compare prices for such services by consumers. The material provisions of the rule include: new Good Faith Estimate (“GFE”) and HUD-1 forms, permissibility of average cost pricing by settlement service providers, implementation of tolerance limits on various fees from the issuance of the GFE and the HUD-1 provided at closing, and disclosure of the title agent and title underwriter premium splits. To date there has not been any material impact (financial or otherwise) to the Company arising out of compliance with these new rules.
Pursuant to the Dodd-Frank Act, administration of RESPA has been moved from HUD to the new Consumer Financial Protection Bureau ("CFPB") and it is possible that the practices of HUD, taking very expansive broad readings of RESPA, will continue or accelerate at the CFPB creating increased regulatory risk. RESPA also has been invoked by plaintiffs in private litigation for various purposes.
Our Company owned real estate brokerage business is also subject to numerous federal, state and local laws and regulations that contain general standards for and prohibitions on the conduct of real estate brokers and sales associates, including those relating to the licensing of brokers and sales associates, fiduciary and agency duties, administration of trust funds, collection of commissions, and advertising and consumer disclosures. Under state law, our Company-owned real estate brokers have the duty to supervise and are responsible for the conduct of their brokerage businesses.
Regulation of Title Insurance and Settlement Services. Many states license and regulate title agencies/settlement service providers or certain employees and underwriters through their Departments of Insurance or other regulatory body. In many states, title insurance rates are either promulgated by the state or are required to be filed with each state by the agent or underwriter, and some states promulgate the split of title insurance premiums between the agent and underwriter. States sometimes unilaterally lower the insurance rates relative to loss experience and other relevant factors. States also require title agencies and title underwriters to meet certain minimum financial requirements for net worth and working capital. In addition, the insurance laws and regulations of Texas, the jurisdiction in which our title insurance underwriter subsidiary, TRGC, is domiciled, generally provide that no person may acquire control, directly or indirectly, of a Texas domiciled insurer, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the Texas Department of Insurance. Generally, any person acquiring beneficial ownership of 10% or more of our voting securities, including the note, the Class A Common Stock, or a combination thereof, would be presumed to have acquired indirect control of our title insurance underwriter subsidiary unless the Texas Department of Insurance upon application determines otherwise. Each of our insurance underwriters is also subject to a holding company act in its state of domicile, which regulates, among other matters, investment policies and the ability to pay dividends.
Certain states in which we operate have “controlled business” statutes which impose limitations on affiliations between providers of title and settlement services, on the one hand, and real estate brokers, mortgage lenders and other real estate service providers, on the other hand. We are aware of the states imposing such limits and monitor the others to ensure that if they implement such a limit that we will be prepared to comply with any such rule. “Controlled business” typically is defined as sources controlled by, or which control, directly or indirectly, the title insurer or agent. We are not aware of any pending controlled business legislation. A company’s failure to comply with such statutes could result in the non-renewal of the Company’s license to provide title and settlement services. We provide our services not only to our affiliates but also to third-party businesses in the geographic areas in which we operate. Accordingly, we manage our business in a manner to comply with any applicable “controlled business” statutes by ensuring that we generate sufficient business from sources we do not control. We have never been cited for failing to comply with a “controlled business” statute.
Properties
Corporate headquarters.  Our corporate headquarters is located in leased offices at One Campus Drive in Parsippany, New Jersey. The lease expires in October 2013. We recently entered into a lease for new corporate headquarters at 175 Park Avenue, Madison, New Jersey, with a term of 17 years. We expect to take occupancy of the new headquarters at the end of 2012 or early 2013 and expect the lease to commence at that time. The new lease consists of approximately 270,000 square feet and the payment of base rent commences approximately 18 months following the date on which the lease commences.

Real estate franchise services.  Our real estate franchise business conducts its main operations at our leased offices at One Campus Drive in Parsippany, New Jersey.
Company owned real estate brokerage services.  As of December 31, 2011, our company owned real estate brokerage segment leases approximately 5.0 million square feet of domestic office space under approximately 960 leases. Its corporate headquarters and one regional headquarters are located in leased offices at One Campus Drive, Parsippany, New Jersey. As of December 31, 2011, NRT leased seven facilities serving as regional headquarters, 24 facilities serving as local administration, training facilities or storage, and approximately 725 brokerage sales offices under approximately 853 leases. These offices are generally located in shopping centers and small office parks, generally with lease terms of one to five years. In addition, there are 77 leases representing vacant and/or subleased offices, principally relating to brokerage sales office consolidations.
Relocation services.  Our relocation business has its main corporate operations in a leased building in Danbury, Connecticut with a lease term expiring in 2015. There are leased offices in the US, located in Lisle, Illinois; Irving, Texas; Omaha, Nebraska, Memphis, Tennessee, Folsom, California; Irvine, California; and St. Louis Park, Minnesota. International offices include leased facilities in the United Kingdom, Hong Kong, Singapore, China, Germany, France, Switzerland, Canada and the Netherlands.
Title and settlement services.  Our title and settlement services business conducts its main operations at a leased facility in Mount Laurel, New Jersey, pursuant to a lease expiring in 2014. This business also has leased regional and branch offices in 26 states and Washington, D.C.
We believe that all of our properties and facilities are well maintained.
Legal Proceedings
Legal—Real Estate Business
The following litigation relates to Cendant’s Real Estate business, and pursuant to the Separation and Distribution Agreement, we have agreed to be responsible for all of the related costs and expenses.
Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation (N.J. Super. Ct. L. Div., Morris County, New Jersey). In 2002, Frank K. Cooper Real Estate #1, Inc. filed a putative class action against Cendant and Cendant’s subsidiary, Century 21 Real Estate Corporation (“Century 21”). The complaint alleges breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, breach of the implied duty of good faith and fair dealing, violation of the New Jersey Consumer Fraud Act and breach of certain express and implied fiduciary duties. The complaint alleges, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages and otherwise improperly charged expenses to marketing funds. The complaint seeks unspecified compensatory and punitive damages, injunctive relief, interest, attorney’s fees and costs. The New Jersey Consumer Fraud Act, if applicable, provides for treble damages, attorney’s fees and costs as remedies for violation of the Act. On August 17, 2010, the court granted plaintiffs’ renewed motion to certify a class. The certified class includes Century 21 franchisees at any time between August 1, 1995 and April 17, 2002 whose franchise agreements contain New Jersey choice of law and venue provisions and who have not executed releases releasing the claim (unless the release was a provision of a franchise renewal agreement). A case management order entered on November 29, 2010 established, among other things, a trial date of April 16, 2012. All expert reports have been produced and expert depositions have commenced.
As of January 24, 2012, Realogy entered into a memorandum of understanding memorializing the principal terms of a proposed settlement of this action. The structure of the proposed settlement involves both monetary and non-monetary consideration as well as contributions from insurance carriers. On February 16, 2012, the parties executed a Stipulation of Settlement finalizing the terms of the settlement reflected in the memorandum of understanding.  The Stipulation of Settlement and related settlement documents were submitted to the Court on February 17th by the plaintiffs to obtain preliminary approval.  The court granted preliminary approval on February 22nd.  Notice of the settlement will go to the class in the next 30 days.  A fairness hearing will be held on June 4, 2012 when the court will determine whether to grant final approval of the settlement.  Realogy has reserved for funding that would be required beyond carrier contributions and that amount is reflected in our financial results for the year ended December 31, 2011.
This class action involves substantial, complex litigation. Class action litigation is inherently unpredictable and subject to significant uncertainties. If the proposed settlement is not finalized and approved by the court, the resolution of this litigation,could result in substantial losses and there can be no assurance that such resolution will not have a material adverse effect on our results of operations, financial condition or liquidity.
Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al. (case formerly known as Joint Equity Committee of Investors of Real Estate Partners, Inc. v. Coldwell Banker Real Estate Corp., et al).  The case, pending in the United States District Court for the Central District of California, arises from the relationship of several of our subsidiaries with a former Coldwell Banker Commercial franchise, whose affiliated entity allegedly utilized the Coldwell Banker Commercial name in the offer and sale of securities during the period in which it was a franchisee and for a period of time after the franchise agreement was terminated.  In a SEC civil proceeding asserting violations of various securities laws, by stipulated judgment dated September 2, 2009, a shareholder of the franchisee, Real Estate Partners, Inc. ("REP"), and REP's affiliated entities were ordered to disgorge approximately $53 million in funds raised from investors.  REP filed for Chapter 11 bankruptcy protection in 2007.  The complaint, initially filed in April 2010 and subsequently amended twice, most recently in March 2011, alleges, among other things, that our subsidiaries Coldwell Banker Real Estate Corporation and Coldwell Banker Real Estate LLC, engaged in negligence and fraud as they knew or should have known that REP and the Coldwell Banker Commercial franchisee were using the marks in connection with the promotion of securities but that the Coldwell Banker subsidiaries failed to act to stop that use. The second amended complaint is a putative class action brought on behalf of REP investors. On September 8, 2011, the court denied the Coldwell Banker subsidiaries' motion to dismiss on the second amended complaint. On August 22, 2011, plaintiffs filed their motion to certify a class.  Oral argument on the motion to certify the class is scheduled for March 26, 2012 and a decision is expected shortly after oral argument. Trial is currently scheduled for August 2012.
Realogy Corporation v. Triomphe Partners and Triomphe Immobilien (AAA/District New York).  On August 15, 2011, the United States District Court of the Southern District of New York denied Triomphe’s appeal of an August 4, 2010 arbitration decision in this matter.  As previously disclosed, the arbitrators found that Realogy properly terminated the franchise contracts of a former master franchisor of the Coldwell Banker brand for 28 countries, in Eastern and Western Europe, for failing to meet minimum office requirements but denied Realogy’s monetary claim.  All of the former master franchisee’s counterclaims were denied.
We are involved in certain other claims and legal actions arising in the ordinary course of our business. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, franchising arrangements, actions against our title company alleging it knew or should have known that others were committing mortgage fraud, standard brokerage disputes like the failure to disclose hidden defects in the property such as mold, vicarious liability based upon conduct of individuals or entities outside of our control, including franchisees and independent sales associates, antitrust claims, general fraud claims, employment law, including claims challenging the classification of our sales associates as independent contractors, and claims alleging violations of RESPA or state consumer fraud statutes. While the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Legal—Cendant Corporate Litigation
Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Realogy, Wyndham Worldwide and Travelport, each of Realogy, Wyndham Worldwide and Travelport have assumed certain contingent and other corporate liabilities (and related costs and expenses), which are primarily related to each of their respective businesses. In addition, Realogy has assumed 62.5% and Wyndham Worldwide has assumed 37.5% of certain contingent and other corporate liabilities (and related costs and expenses) of Cendant or its subsidiaries, which are not primarily related to any of the respective businesses of Realogy, Wyndham Worldwide, Travelport and/or Cendant’s vehicle rental operations, in each case incurred or allegedly incurred on or prior to the date of the separation of Travelport from Cendant.
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The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), the Company has determined that it does not have material exposure, or it is unable to develop a range of reasonably possible losses.
The Company also monitors litigation and claims asserted against other industry participants together with new statutory and regulatory enactments for potential impacts to its business. Although the Company responds, as appropriate, to these developments, such developments may impose costs or obligations that adversely affect the Company’s business operations or financial results. Two key RESPA issues currently being litigated in various courts by other industry participants and us are (1) whether RESPA's prohibition of unearned fees applies to all fees or only split fees and (2) whether RESPA impinges on the ability of a real estate broker to charge a two-part fee with fixed and variable components. These issues directly impact the fee structures of franchisees and our Company owned brokerage business in those states where fees frequently include both fixed and variable commission charges. In 2011, the U.S. Supreme Court agreed to hear Freeman vs. Quicken Loans, Inc., where the issue presented is whether RESPA applies to a fee that is not split or shared with a third party. Oral argument in that case was heard on February 21, 2012. A decision in the Quicken Loans case or in other pending cases that interpret RESPA broadly could significantly increase the volume of RESPA litigation and could adversely impact us and our franchisees.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding individuals who currently serve as the executive officers and directors of Realogy and Holdings. The age of each individual in the table below is as of December 31, 2011.

Name	Age	Position(s)
Henry R. Silverman	71	Non-Executive Chairman of the Board (1)
Richard A. Smith	58	President, Chief Executive Officer and Director (2)
Anthony E. Hull	53	Executive Vice President, Chief Financial Officer and Treasurer
Marilyn J. Wasser	56	Executive Vice President, General Counsel and Corporate Secretary
David J. Weaving	45	Executive Vice President and Chief Administrative Officer
Kevin J. Kelleher	57	President and Chief Executive Officer, Cartus Corporation
Alexander E. Perriello, III	64	President and Chief Executive Officer, Realogy Franchise Group
Bruce Zipf	55	President and Chief Executive Officer, NRT LLC
Donald J. Casey	50	President and Chief Executive Officer, Title Resource Group
Dea Benson	56	Senior Vice President, Chief Accounting Officer and Controller
Marc E. Becker	39	Director
V. Ann Hailey	60	Director
Scott M. Kleinman	38	Director
M. Ali Rashid	35	Director
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(1)	Resigned effective March 15, 2012.

(2)	On February 27, 2012, Mr. Smith was elected as Chairman of the Board, effective March 15, 2012, to fill the vacancy created by Mr. Silverman's resignation.
Henry R. Silverman has served as our Non-Executive Chairman of the Board since November 2007 and from February 2009 to February 2011, he served as Chief Operating Officer of Apollo Global Management, LLC. Mr. Silverman has served as a director and Vice Chairman of the Board, and a member of the Executive Committee of the manager of Apollo Global Management, LLC. On February 24, 2012, Mr. Silverman resigned from his employment and all of his positions with Apollo Global Management, LLC and its subsidiaries, effective March 15, 2012, and also resigned from all of his positions with Apollo portfolio companies, including but not limited to Holdings, Intermediate and Realogy, all effective March 15, 2012. From November 2007 until February 2009, Mr. Silverman served as a consultant to Apollo. He served as our Chairman of the Board, Chief Executive Officer and a director since our separation from Cendant in July 2006 until November 13, 2007. Mr. Silverman was Chief Executive Officer and a director of Cendant from December 1997 until the completion of Cendant’s separation plan in August 2006, as well as Chairman of the Board of Directors and the Executive Committee from July 1998 until August 2006. Mr. Silverman was President of Cendant from December 1997 until October 2004. Mr. Silverman was Chairman of the Board, Chairman of the Executive Committee and Chief Executive Officer of HFS Incorporated from May 1990 until December 1997. Mr. Silverman also served as a director and Chairman of the Board of Apollo Commercial Real Estate Finance, Inc., served as a director of the general partner of AP Alternative Assets, L. P. , served as a director of Apollo portfolio companies, Athlon Energy, L.P., Noranda Aluminum Holding Corporation and Ascometal S.A. and pursuant to his resignation of employment from Apollo Global Management, LLC, also resigned from these positions, all effective March 15, 2012. Mr. Silverman serves on the Board of Commissioners of the Port Authority of New York and New Jersey and as a trustee of NYU Langone Medical Center.
Richard A. Smith has served as our President and Chief Executive Officer since November 13, 2007, and has served as a director since our separation from Cendant in July 2006 and as a member of our Executive Committee since its formation in August 2009. On February 27, 2012, Mr. Smith was elected as our Chairman of the Board, effective March 15, 2012, to fill the vacancy created by Mr. Silverman's resignation. Prior to November 13, 2007, he served as our Vice Chairman of the Board and President. Mr. Smith was Senior Executive Vice President of Cendant from September 1998 until our separation from Cendant in July 2006 and Chairman and Chief Executive Officer of Cendant’s Real Estate Services Division from December 1997 until our separation from Cendant in July 2006. Mr. Smith was President of the Real Estate Division of HFS from October 1996 to December 1997 and Executive Vice President of Operations for HFS from February 1992 to October 1996.

Anthony E. Hull has served as our Executive Vice President, Chief Financial Officer and Treasurer since our separation from Cendant in July 2006. From December 14, 2007 to February 3, 2008, Mr. Hull performed the functions of our Chief Accounting Officer. Mr. Hull was Executive Vice President, Finance of Cendant from October 2003 until our separation from Cendant in July 2006. From January 1996 to September 2003, Mr. Hull served as Chief Financial Officer for DreamWorks, a diversified entertainment company. From 1990 to 1994, Mr. Hull worked in various capacities for Paramount Communications, a diversified entertainment and publishing company. From 1984 to 1990, Mr. Hull worked in investment banking at Morgan Stanley.
Marilyn J. Wasser has served as our Executive Vice President, General Counsel and Corporate Secretary since May 10, 2007. From May 2005 until May 2007, Ms. Wasser was Executive Vice President, General Counsel and Corporate Secretary for Telcordia Technologies, a provider of telecommunications software and services. In this capacity, she was responsible for corporate-wide legal and compliance matters and served as a member of the corporate leadership team. From 1983 until 2005, Ms. Wasser served in several positions of increasing responsibility with AT&T Corporation and AT&T Wireless Services. Most recently, from September 2002 to February 2005, Ms. Wasser served as Executive Vice President, Associate General Counsel and Corporate Secretary for AT&T Wireless Services. There, she had responsibility for all legal matters pertaining to corporate, securities, finance, mergers and acquisitions and strategy matters. From 1995 until 2002, Ms. Wasser served as Secretary to the AT&T Board of Directors and Chief Compliance Officer.
David J. Weaving has served as our Executive Vice President and Chief Administrative Officer since our separation from Cendant in July 2006. Mr. Weaving was Senior Vice President and Chief Financial Officer of Cendant’s Real Estate Division from September 2001 until our separation from Cendant in July 2006. From May 2001 through September 2001, he served as Vice President and Divisional Controller for Cendant’s Real Estate Division. Mr. Weaving joined Cendant in 1999 as a Vice President of Finance. From 1995 to 1999, Mr. Weaving worked in increasing roles of responsibility for Cambrex Corporation, a diversified chemical manufacturer.
Kevin J. Kelleher has served as the President and Chief Executive Officer of Cartus (formerly known as Cendant Mobility Services Corporation) since 1997.  From 1993 to 1997, he served as Senior Vice President and General Manager of Cendant Mobility’s destination services unit. Mr. Kelleher has also held senior leadership positions in sales, client relations, network management and strategic planning.
Alexander E. Perriello, III has served as the President and Chief Executive Officer of Realogy Franchise Group (formerly known as Cendant Real Estate Franchise Group) since April 2004. From 1997 through 2004, he served as President and Chief Executive Officer of Coldwell Banker Real Estate Corporation.
Bruce Zipf has served as President and Chief Executive Officer of NRT LLC since March 2005 and as President and Chief Operating Officer from February 2004 to March 2005. From January 2003 to February 2004, Mr. Zipf served as Executive Vice President and Chief Administrative Officer of NRT and from 1998 through December 2002 he served as NRT’s Senior Vice President for most of NRT’s Eastern Operations. From 1996 to 1998, Mr. Zipf served as President and Chief Operating Officer for Coldwell Banker Residential Brokerage—New York. Prior to entering the real estate industry, Mr. Zipf was a senior audit manager for Ernst and Young.
Donald J. Casey has served as the President and Chief Executive Officer of TRG (formerly known as Cendant Settlement Services Group) since April 2002. From 1995 until April 2002, he served as Senior Vice President, Brands of PHH Mortgage. From 1993 to 1995, Mr. Casey served as Vice President, Government Operations of Cendant Mortgage. From 1989 to 1993, Mr. Casey served as a secondary marketing analyst for PHH Mortgage Services (prior to its acquisition by Cendant).
Dea Benson has served as our Senior Vice President, Chief Accounting Officer and Controller since February 2008. Prior to being named Chief Accounting Officer of the Company, Ms. Benson served from September 2007 to January 2008 as Chief Accounting Officer of Genius Products, Inc., the managing member and minority owner of Genius Products, LLC, an independent home entertainment distributor. For more than 11 years prior thereto, Ms. Benson held various financial and accounting positions with DreamWorks SKG/Paramount Pictures, most recently from November 2002 to January 2006 as Controller of DreamWorks SKG and from February 2006 to December 2006 as divisional CFO of the Worldwide Home Entertainment division of Paramount Pictures, subsequent to Paramount’s acquisition of DreamWorks SKG. Prior to joining Realogy, Ms. Benson gained broad-based experience in financial and accounting management, including financial and strategic planning, internal and external financial reporting, budgeting, oversight of internal controls and treasury operations, and transactional experience, including initial public offerings, acquisitions and divestitures. Ms. Benson is a certified public accountant.
Marc E. Becker has served as a director since April 2007, as a member of our Audit Committee since February 2008, and as Chair of our Compensation Committee and Executive Committee since February 2008 and August 2009, respectively. Mr.

Becker is a partner of Apollo. He has been employed by Apollo since 1996. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker also serves on the boards of directors of Affinion Group, Inc., Apollo Residential Mortgage, Inc., Vantium Capital, SourceHOV and Evertec Inc. During the past five years, Mr. Becker has also served as a director of Countrywide plc (from May 2007 to February 2009), National Financial Partners (from January 1999 to May 2007), Metals USA, Inc. (from November 2005 to December 2007), Metals USA Holdings Corp. (from May 2005 to December 2007), Quality Distribution, Inc. (from June 1998 to May 2011) and SourceCORP (from January 1998 to May 2011).
V. Ann Hailey has served as a director and Chair of our Audit Committee since February 2008. From January 2009 to January 2010, Ms. Hailey served as Chief Financial Officer of Gilt Groupe, Inc., an internet retailer of discounted luxury goods. Ms. Hailey had served as Executive Vice President of Limited Brands, Inc. from August 1997 to September 2007, first having served as EVP, Chief Financial Officer from August 1997 until April 2006 and then serving as EVP, Corporate Development until September 2007. She also served as a member of the Limited Brands, Inc. Board of Directors from 2001 to 2006. From 2004 to 2008, she served as Director of the Federal Reserve Bank of Cleveland and was Chair of its Audit Committee from 2006 through 2008. Ms. Hailey is currently a Director of W.W. Grainger, Inc. and serves as Chair of its Audit Committee and a member of its Board Affairs and Nominating Committee. Ms. Hailey also serves as a Director of Avon, Inc. and as a member of its Audit Committee.
Scott M. Kleinman has served as a director since April 2007. Mr. Kleinman is a partner of Apollo. He has been employed by Apollo since 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman also serves on the boards of directors of Momentive Performance Materials Inc., Verso Paper Holdings, LLC, Verso Paper Corp. and LyondellBasell Industries, N.V. During the past five years, Mr. Kleinman served on the board of Hexion Specialty Chemicals, Inc. (now known as Momentive Specialty Chemicals, Inc.) (from August 2004 to October 2010), was a member of the board of managers of Momentive Specialty Chemicals Holdings LLC (from August 2004 to October 2010) and was on the board of Noranda Aluminum Holding Corporation (from December 2007 to September 2011).
M. Ali Rashid has served as a director since April 2007 and as a member of our Audit Committee, Compensation Committee and Executive Committee since February 2008, February 2008 and August 2009, respectively. Mr. Rashid is a partner of Apollo. He has been employed by Apollo since 2000. From 1998 to 2000, Mr. Rashid was employed by the Goldman Sachs Group, Inc. in the Financial Institutions Group of its Investment Banking Division. He is also a director of Metals USA, Inc., Metals USA Holdings Corp., Noranda Aluminum Holding Corporation, Quality Distribution, Inc. and Ascometal S.A. During the past five years, Mr. Rashid has also served as a director of Countrywide plc (from May 2007 to February 2009).
Under the terms of his employment agreement executed on April 10, 2007, the date of the Merger, Mr. Smith serves as a member of the Board of Directors of Realogy during his employment term. The initial five year term of employment was automatically renewed for an additional one year pursuant to the terms of employment agreement as neither party provided a 90-day notice of non-renewal.
The composition of the Board of Directors and the identity of the executive officers of Holdings and Intermediate are identical to those of Realogy. See “Certain Relationships and Related Transactions” for a summary of the following:

•	the Apollo Securityholders Agreement and the Management Investor Rights Agreement, under which Apollo has the right, among other things, to designate members to the Holdings Board; and

•
the Securityholders Agreement with Paulson, under which Paulson has the right, among other things, to either nominate a member of, or designate a non-voting observer to attend all meetings of, the Holdings Board. Pursuant to this Securityholders Agreement, Alex Blades, a Senior Vice President at Paulson, serves as a non-voting observer of the Holdings Board meetings.

Each current director brings a strong and unique background and set of skills to the Board of Directors, giving the Board as a whole competence and experience in a wide variety of areas, including corporate governance and board service, executive management, real estate industry experience, accounting and finance, and risk assessment. Set forth below is a brief description of certain experience, qualifications, attributes or skills of each director that led the Board to conclude that such person should serve as a director of Realogy and Holdings:

•
Mr. Silverman served as our Chief Executive Officer from our separation from Cendant in July 2006 to November 2007, when he retired from that role in accordance with a CEO succession plan established upon Realogy’s separation from Cendant. As part of the succession plan, he became our Non-Executive Chairman of the Board. He has significant experience in our business, having been its Chief Executive Officer, and also having been the Chairman and Chief Executive Officer of Cendant during the period in which our business was conducted as the

Real Estate Services Division of Cendant. Mr. Silverman is also the Vice Chairman of Apollo Global Management, LLC, the parent company of our private equity sponsor, Apollo.

•
Mr. Smith has served as our Chief Executive Officer and President since November 2007 and prior thereto as our President and for nearly a decade prior to our separation from Cendant served as the Chairman and Chief Executive Officer of the Cendant Real Estate Division. His current responsibilities as Chief Executive Officer and his leadership as President prior thereto and as the head of our business while it was a part of Cendant make him well qualified to serve on the Board.

•
Messrs. Becker and Rashid are affiliated with Apollo, have significant experience making and managing private equity investments on behalf of Apollo and led the Apollo diligence team for the Realogy acquisition. They have been intimately involved in the management of the Company since the acquisition date.

•
Mr. Kleinman is also affiliated with Apollo. He has significant experience making and managing private equity investments on behalf of Apollo and his experience with Realogy dates back to 1997-2002 when Apollo and Cendant were partners in the ownership and operation of the NRT (our company-owned brokerage) business prior to Cendant acquiring full ownership of that business.

•
Ms. Hailey has served as Chief Financial Officer of both a multi-billion dollar public company and a privately held company. In addition to varied career experiences in finance in multiple complex consumer packaged goods companies (PepsiCo from 1977 to 1989, Pillsbury from 1994 to 1997, and Nabisco from 1992 to 1994), Ms. Hailey has held positions in marketing, human resources, and business development including service as executive vice president, corporate development at Limited Brands, Inc., a multi-billion dollar consumer products company. Ms. Hailey possesses broad expertise in strategic planning and branding and marketing as well as recent experience in e-commerce. She also serves on the board of directors and audit committee of two public companies.

Committees of the Board
Realogy and Holdings each has an Executive Committee and an Audit Committee, and Holdings has a Compensation Committee that has authority with respect to compensation matters of Holdings and its subsidiaries, including Realogy.
Executive Committee. In August 2009, each of Realogy and Holdings established an Executive Committee of the Board, consisting of Mr. Becker (Chair) and Messrs. Smith and Rashid. Each Executive Committee generally may exercise all of the powers of the Board when the Board is not in session other than (1) the submission to stockholders of any action requiring approval of the stockholders, (2) the creation or filling of vacancies on the Board, (3) the adoption, amendment or repeal of the by-laws, (4) the amendment or repeal of any resolution of the Board that by its terms limits amendment or repeal exclusively to the Board, (5) action on matters committed by the by-laws or resolution of the Board exclusively to another committee of the Board, (6) any action where the certificate of incorporation, by-laws, applicable law or contract requires participation by the full Board, (7) the issuance of debt or equity securities in excess of $100 million, and (8) the repurchase by Realogy of any of its outstanding debt or equity securities.
Compensation Committee. In February 2008, the Holdings Board of Directors (the “Holdings Board”) established a Compensation Committee whose members consist of Mr. Becker (Chair) and Mr. Rashid. The purpose of the Compensation Committee is to:

•
oversee management compensation policies and practices, including, without limitation, (i) determining and approving the compensation of the Chief Executive Officer and the other executive officers of Holdings and Realogy, (ii) reviewing and approving management incentive policies and programs and exercising discretion in the administration of such programs, and (iii) reviewing and approving equity compensation programs for employees, and exercising discretion in the administration of such programs;

•	set and review the compensation of and reimbursement policies for members of the Boards of Directors of Holdings and Realogy;

•	provide oversight concerning selection of officers, management succession planning, expense accounts and severance plans and policies of Holdings and Realogy; and

•
prepare an annual compensation committee report, provide regular reports to the Holdings and Realogy Boards, and take such other actions as are necessary and consistent with the governing law and the organizational documents of Holdings.

Audit Committee. In February 2008, the Realogy Board of Directors established an Audit Committee, whose members consist of V. Ann Hailey (Chair) and Messrs. Becker and Rashid. In July 2011, the Holdings Board of Directors established its own Audit Committee, comprised of the same members as the Realogy Audit Committee and with Ms. Hailey acting as Chair. Neither Realogy nor Holdings is required to comply with the independence criteria set forth in Rule 10A-3(b)(1)

under the Exchange Act as neither is a “listed company” with a class of securities registered under Section 12 of the Exchange Act. Nevertheless, Ms. Hailey, our Audit Committee Chair, satisfies the requirements of independence under that Rule and would also be deemed independent under Section 303A.01 and 303A.06 of the New York Stock Exchange Listing Manual. In addition, each of the Holdings and Realogy Boards has determined that Ms. Hailey is an “audit committee financial expert” as that term is defined under the Rules of the SEC.
The purpose of each Audit Committee is to assist the Board in fulfilling its responsibility to oversee management regarding:

•	systems of internal control over financial reporting and disclosure controls and procedures;

•	the integrity of the financial statements;

•	the qualifications, engagement, compensation, independence and performance of the independent auditors and the internal audit function;

•	compliance with legal and regulatory requirements;

•	review of material related party transactions; and

•	compliance with, adequacy of, and any requests for written waivers sought with respect to any executive officer or director under, the code of ethics.
Code of Ethics
The Boards of Holdings and Realogy have adopted a code of ethics (the “Code of Conduct”) that applies to all officers and employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available in the Ethics For Employees section of Realogy’s website at www.realogy.com. The purpose of the Code of Conduct is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company; and to promote compliance with all applicable rules and regulations that apply to the Company and its officers.

COMPENSATION DISCUSSION AND ANALYSIS
Compensation Discussion and Analysis (all amounts in this section are in actual dollars unless otherwise noted)
Company Background. Realogy became an independent, publicly traded company on the New York Stock Exchange on August 1, 2006 following its separation from Cendant pursuant to its plan of separation. In December 2006, Realogy entered into a merger agreement with affiliates of Apollo and the Merger was consummated on April 10, 2007. Shortly prior to the consummation of the Merger, Apollo, principally through the Holdings Board, whose members then consisted of Apollo’s representatives, Messrs. Marc Becker and M. Ali Rashid, negotiated employment agreements and other arrangements with our named executive officers. (Mr. Silverman, our Chief Executive Officer at the effective time of the Merger, did not enter into an employment agreement.)
The named executive officers who entered into these employment agreements were Richard A. Smith, our President, and, effective November 13, 2007, our Chief Executive Officer; Anthony E. Hull, our Executive Vice President, Chief Financial Officer and Treasurer; Kevin J. Kelleher, President and Chief Executive Officer of Cartus; Alexander E. Perriello, III, President and Chief Executive Officer of Realogy Franchise Group; and Bruce Zipf, President and Chief Executive Officer of NRT LLC. The Realogy Board has determined that these officers are named executive officers based upon their duties and responsibilities insofar as they are our Chief Executive Officer, our Chief Financial Officer, and our three most highly compensated executive officers other than our Chief Executive Officer and Chief Financial Officer. This Compensation Discussion and Analysis describes, among other things, the compensation objectives and the elements of our executive compensation program as embodied by the employment agreements, which remain the core of our executive compensation program.
In February 2008, the Holdings Board established the Compensation Committee. The Compensation Committee has the power and authority to oversee the compensation policies and programs of Holdings and Realogy and makes all compensation related decisions relating to our named executive officers based upon recommendations from our Chief Executive Officer.
During the fourth quarter of 2010 and in 2011, the basic elements of compensation for our Chief Executive Officer and our other named executive officers were modified in an effort to add incentives to our named executive officers to retain their services, through the following:

•	an employee option exchange offer consummated in November 2010;

•	the adoption of a 2011-2012 multi-year retention program;

•	the adoption of a phantom value plan; and

•	the amendment of employment agreements with each of our named executive officers other than our Chief Executive Officer.
Compensation Philosophy and Objectives. Our primary objective with respect to executive compensation is to design and implement compensation policies and programs that efficiently and effectively provide incentives to, and motivate, officers and key employees to increase their efforts towards creating and maximizing stockholder value. The Compensation Committee evaluates both performance and compensation to ensure that, subject to Company financial constraints, we maintain our ability to attract and retain superior employees in key positions and that compensation to key employees remains competitive relative to the compensation paid by similar sized companies. We do not rely on peer compensation information in the residential real estate services industry as most of these companies are privately held and therefore it is difficult for us to obtain this information. We do, however, rely on executive compensation survey data on market comparables. The market comparables have been based principally on service oriented companies of similar revenue and employee size. The Compensation Committee believes executive compensation packages provided by us to our executives, including our named executive officers, should include both cash and stock-based compensation that reward performance as measured against established goals and/or an increase in the value of the Company. There is no formulaic approach using the executive compensation survey data on market comparables in determining the amount of total compensation to each named executive officer. Each element of compensation is determined on a subjective basis using various factors at the Compensation Committee’s sole discretion. The Compensation Committee has not engaged any compensation consultants to participate in the determination or recommendation of the amount or form of these executive compensation packages.

In negotiating the initial employment agreements and arrangements with our named executive officers in 2007, Apollo (acting through the Holdings Board) placed significant emphasis on aligning management’s interests with those of Apollo. Our named executive officers made significant equity investments in Common Stock upon consummation of the Merger and received equity awards that included performance vesting options that would vest upon Apollo and its co-investors receiving reasonable rates of return on its invested capital in Holdings. Under the 2007 employment agreements, base salary and cash-based incentive compensation remained substantially unchanged post-Merger from the arrangements that had been put in place prior to consummation of the Merger. Since 2007, the Compensation Committee has placed greater emphasis on retention plans and eliminated or reduced certain perquisites and benefits given the lengthy and prolonged downturn in the residential housing market and the overall smaller size of Realogy compared to Cendant as a whole. During 2011, the Compensation Committee increased the base salaries of the named executive officers other than the Chief Executive Officer in connection with the amendment of their employment agreements as discussed in further detail below.
Role of Executive Officers in Compensation Decisions. Mr. Richard Smith, our President and Chief Executive Officer, periodically reviews the performance of each of our named executive officers (other than his own performance), and Mr. Smith’s performance is periodically reviewed by the Compensation Committee. The conclusions reached and recommendations based upon these reviews, including with respect to salary adjustment and annual incentive award target and actual payout amounts, are presented to the Compensation Committee, which has the discretion to modify any recommended adjustments or awards to our executives. The Compensation Committee has final approval over all compensation decisions for our named executive officers, including approval of recommendations regarding cash and equity awards to all of our officers. The Chief Administrative Officer participates in the data analysis process.
Setting Executive Compensation. Based on the foregoing objectives, the Holdings Board structured our annual and long-term incentive cash and stock-based executive compensation programs to motivate our executives to achieve the business goals set by us and to reward our executives for achieving these goals.
During the fourth quarter of 2010 and in 2011, the Compensation Committee structured the executive compensation payable to our named executive officers in a manner to provide them with increased incentives:

•	an employee option exchange offer consummated in November 2010;

•	the adoption of a 2011-2012 multi-year retention program that provides for enhanced retention payments from prior retention programs;

•	the adoption of a phantom value plan in January 2011; and

•
the amendment of employment agreements with each of our named executive officers other than our Chief Executive Officer, which provide for (1) an extended term ending on April 10, 2015, and (2) an annual base salary increase, effective April 1, 2011, and, in the case of Messrs. Hull, Kelleher and Zipf, another annual base salary increase, effective January 1, 2012.

Executive Compensation Elements. The principal components of compensation for our named executive officers are: base salary; bonus; retention plans; phantom value plans; management stock option awards; management equity investments; management restricted stock awards; and other benefits and perquisites.
Base Salary. We provide our named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for our named executive officers are determined for each executive based on his or her position, scope of responsibility and contribution to our earnings. The initial base salary for our named executive officers was established in their employment agreements entered into upon consummation of the Merger and generally equaled the base salary that the named executive officers had been paid at the time of Realogy’s separation from Cendant in 2006.
Salary levels are generally reviewed annually as part of our performance review process as well as upon a promotion or other material change in job responsibility. Merit based increases to salaries of the executives, including our named executive officers, are based on the Compensation Committee’s assessment of individual performance taking into account recommendations from Mr. Smith. In reviewing base salaries for executives, the Compensation Committee considers an internal review of the executive’s compensation, individually and relative to other officers with a primary emphasis on each executive's ability to contribute to the Company's financial and strategic goals. The Compensation Committee also considers the individual sustained performance of the executive over a period of time as well as the expected future contributions, outside survey data and analysis on market comparables, and the extent to which the proposed overall operating budget for the upcoming year (which is approved by the Board) contemplates salary increases. Any base salary adjustment is generally made by the Compensation Committee subjectively based upon the foregoing and does not specifically weight any one factor in setting base salaries. Due to the lengthy and prolonged downturn in the real estate market, no changes to the base salaries of the named executive officers were made from 2008 to March 31, 2011.
In April 2011, the Compensation Committee, acting on the recommendation of the Chief Executive Officer, approved base salary adjustments that were effective on April 1, 2011 for each of the named executive officers, with the exception of the Chief Executive Officer, and for Messrs. Hull, Zipf, and Kelleher a second adjustment was approved that was effective on January 1, 2012. The Compensation Committee determined that the recommended based salary adjustments were warranted after consideration of the above factors and recognizing that the named executive officers' base salaries had not changed since 2007. The April 1, 2011 and the January 1, 2012 base salary adjustments are detailed below:

Executive	Previous Base Salary	April 1, 2011 Base Salary			January 1, 2012 Base Salary			Total Changes
		Base Salary	$ Change	% Change	Base Salary	$ Change	% Change	$ Change	% Change
Anthony E. Hull	$525,000	$575,000	$50,000	9.5%	$600,000	$25,000	4.3%	$75,000	14.3%
Bruce G. Zipf	$520,000	$560,000	$40,000	7.7%	$575,000	$15,000	2.7%	$55,000	10.6%
Alexander E. Perriello, III	$520,000	$550,000	$30,000	5.8%	$550,000	$—	—%	$30,000	5.8%
Kevin J. Kelleher	$416,000	$450,000	$34,000	8.2%	$475,000	$25,000	5.6%	$59,000	14.2%
Bonus. Our named executive officers generally participate in an annual incentive compensation program (“Bonus Program”) with performance objectives established by the Compensation Committee and communicated to our named executive officers generally within 90 days following the beginning of the calendar year. Under their respective employment agreements, the target annual bonus payable to our named executive officers is 100% of annual base salary, or, in Mr. Smith’s case, given his overall greater responsibilities for the performance of the Company, 200% of annual base salary.
In November 2010, in conjunction with the adoption of the 2011-2012 Multi-Year Retention Plan, the Compensation Committee terminated the 2010 Bonus Plan covering the named executive officers or other key personnel principally within its Corporate Services unit and the corporate offices of Realogy’s four business units. In light of the existence of the 2011-2012 Multi-Year Retention Plan, the Compensation Committee declined to adopt a 2011 Bonus Plan.
On February 27, 2012, the Compensation Committee approved the annual incentive structure for 2012 under the 2012 Realogy Executive Incentive Plan (the “2012 Incentive Plan”) applicable to the Chief Executive Officer, the other named executive officers and three other executive officers that report to the Chief Executive Officer (collectively, the "Executive Leadership Committee"). The performance criteria under the 2012 Incentive Plan are based on consolidated and business unit EBITDA-or earnings before interest, taxes, depreciation and amortization (as that term is defined in the 2012 Incentive Plan). The incentive opportunity for Mr. Smith and Mr. Hull is based upon consolidated EBITDA results. The incentive opportunity for our other named executive officers (Messrs. Kelleher, Perriello and Zipf) is based upon our consolidated EBITDA results (weighted 50%) and EBITDA results of their respective business units (weighted 50%). Pre-established EBITDA performance levels have been set that, if achieved, would produce incentive payouts under the 2012 Incentive Plan at 25%, 100%, 125% or 150% of the target annual bonus amounts, respectively. The minimum EBITDA performance level, at which there would be a payout equal to 25% of an Executive Leadership Committee member's target bonus amount have been set at approximately 90% of consolidated target EBITDA and, with respect to the members of the Executive Leadership Committee that are Chief Executive Officers of the four business units, a percentage ranging from approximately 90% to 94% of their respective consolidated business unit target EBITDA. The maximum EBITDA performance level, at which there would be a payout equal to 150% of an Executive Leadership Committee member's target bonus amount have been set at approximately 115% of consolidated target EBITDA and, with respect to the members of the Executive Leadership Committee that are Chief Executive Officers of the four business units, a percentage ranging from approximately 111% to 116% of their respective consolidated business unit target EBITDA. Where performance levels fall between minimum and target or between target and maximum levels, incentive payments are determined by linear interpolation. Our consolidated EBITDA threshold has to be achieved before any named executive officer may qualify for an incentive payment.
Any amount payable under the 2012 Incentive Plan will be paid in shares of Class A Common Stock of Holdings and cash. At payouts below target, the cash portion will represent 30% of the incentive payment and at or above target, the cash portion will increase to 50%, though in the case of Mr. Smith, he will receive only shares of Class A Common Stock for any payout below target. The number of shares received will be based upon the fair market value of the Class A Common Stock as of January 1, 2013 by dividing (1) the dollar amount of a participant's incentive payment that is payable in shares by (2)

the fair market value of the shares on January 1, 2013, as determined by the Compensation Committee. If target EBITDA is achieved or exceeded, the number of shares to be issued shall be the number of shares determined by the formula in the preceding sentence, multiplied by 1.20. If an incentive payment is payable, members of the Executive Leadership Committee may elect to receive additional shares (calculated on the same basis) in lieu of all or a portion of the cash incentive payment that would otherwise be payable to him or her.
Mr. Smith is entitled to an additional annual bonus, the after-tax proceeds of which are required to be used to purchase the annual premium on an existing life insurance policy. This benefit is provided to Mr. Smith as the replacement of a benefit previously provided to him by Cendant. Mr. Smith waived his contractual right to receive this bonus with respect to the bonuses payable in January 2009 and 2010 in order to reduce Company expenses, but did receive this bonus in January 2011 in the amount of $97,000.
Retention Plan. In November 2010, the Compensation Committee approved the 2011-2012 Multi-Year Retention Plan. The 2011-2012 Multi-Year Retention Plan provides for a retention payment equal to 200% of each of the named executive officer’s target annual bonus, half payable in two installments in each of 2011 and 2012, subject to the executive’s continued employment with Realogy. The retention amount payable annually under the 2011-2012 Multi-Year Retention Plan exceeds the amounts that were payable to the named executive officers under previous plans, under which the named executive officers received 50% of their target annual bonus in 2009 and 80% of their target annual bonus in 2010. (While Mr. Smith is a participant in the 2011-2012 Multi-Year Retention Plan, he elected not to participate in prior retention plans.) The Compensation Committee took such action to provide greater retention value to Realogy with respect to such key personnel, particularly given the continuing uncertainty regarding company performance over the near term, which is largely influenced by macro-economic factors beyond management’s control, including continuing high unemployment, uncertainty about housing values, and the inability of the 2009 and 2010 federal homebuyer tax credits to fuel a sustained housing recovery. In December 2011, the Compensation Committee amended the 2011-2012 Multi-Year Retention Plan to modify the 2012 payment schedule (which originally provided for 50% of a named executive officer's 2012 retention payment in each of April and October 2012), such that the named executive officers will receive 60% of their 2012 retention amount in July 2012 and the remaining 40% in October 2012, again subject to their continued employment with Realogy. The plan had previously provided for equal installments in April and October. The Compensation Committee made the change to the 2012 payment schedule in order to better align the Company’s significant fixed and capital expenditures with its strongest periods of cash flow generation—historically the second and third quarters of the year.
Management Equity Investments. Pursuant to individual subscription agreements dated April 20, 2007, the named executive officers and certain other members of management made equity investments in Holdings through the purchase of Common Stock. Our named executive officers purchased an aggregate of 1,550,000 shares at $10.00 per share for an aggregate investment of $15,500,000.
The amount of equity originally purchased was made through a cash investment, the contribution of shares of Realogy common stock in lieu of receiving the Merger consideration, or a combination thereof. The named executive officers who made cash investments utilized all or substantially all of the net after-tax proceeds they received as Merger consideration for the Realogy options, restricted stock units and stock settled stock appreciation rights they held immediately prior to the Merger. In addition, Mr. Smith purchased shares of Holdings common stock with the after-tax proceeds of the one-time $5 million investment bonus paid to him upon consummation of the Merger as partial consideration for his retention following the Merger. At the time of the Merger, Mr. Smith was President and Chief Operating Officer but pursuant to an existing succession plan, was slated to, and did become, President and Chief Executive Officer in November 2007. All equity securities in Holdings purchased by the executives are subject to restrictions on transfer, repurchase rights and other limitations set forth in a securityholders’ agreement.  See “Certain Relationships and Related Transactions.”
Management Stock Option and Restricted Stock Awards. The Holdings Board approved our equity incentive program, including its design and the value of awards granted to our officers and key employees. Equity awards were made to our named executive officers on April 10, 2007, upon consummation of the Merger. Our named executive officers were awarded options to purchase an aggregate of 5,812,500 shares of Common Stock at an exercise price of $10 per share and received restricted stock awards for an aggregate of 375,000 shares of Common Stock at an ascribed initial value of $10 per share. The number of options awarded to each of the named executive officers (and other executive officers) was based upon a multiplier of 3.75 times the number of shares purchased in 2007. One half of the restricted stock awards vested in October 2008 and the balance vested in April 2010.
The number of shares of restricted stock awarded to each of the named executive officers was based upon organizational complexity and contribution to the Company’s results. Given their time vesting provisions, the restricted stock awards were viewed as a retention vehicle as well as a means of providing incentive compensation that could be achieved in the mid-term—over the 18 to 36 month vesting period.
The 2007 initial equity investments made by, and the option grants and restricted stock awards made to, the named executive officers were as follows:

Name	Number of Shares of Holdings Common Stock Purchased (#)	Aggregate Equity Investment ($)	Number of Options to Purchase Shares of Holdings Common Stock (#)	Number of Shares of Restricted Stock (#) (1)
Richard A. Smith	830,000	$8,300,000	3,112,500	100,000
Anthony E. Hull	200,000	$2,000,000	750,000	100,000
Kevin J. Kelleher	160,000	$1,600,000	600,000	25,000
Alexander E. Perriello, III	200,000	$2,000,000	750,000	50,000
Bruce Zipf	160,000	$1,600,000	600,000	100,000
_______________

(1)
After giving effect to the named executive officers that elected to forfeit certain shares to pay minimum withholding taxes due upon vesting, the named executive officers received the following net amount of shares upon vesting: Mr. Smith, 82,025 shares; Mr. Hull, 82,025 shares; Mr. Kelleher, 21,069 shares; Mr. Perriello, 32,025 shares; and Mr. Zipf, 64,050 shares.

Plans and Programs to Address Steep Decline in Equity Value Since 2007. During the fourth quarter of 2010 and early 2011, the Compensation Committee and the Realogy and Holdings Boards realized that the value of the Common Stock was significantly below the $10.00 price at which the named executive officers had purchased shares in 2007, the $10.00 per share exercise price of the options granted to them in 2007 and the $10.00 per share implied grant date value of the restricted stock granted to them in 2007. In connection with that review, the Compensation Committee and Holdings Board approved an employee option exchange offer, which commenced on October 8, 2010, and concluded on November 8, 2010 and the Realogy Board approved the Realogy Corporation Phantom Value Plan in January 2011 upon consummation of the 2011 Refinancing Transactions described elsewhere in this prospectus. As describe more fully below, the phantom value plan and option exchange program seek to provide the Executive Leadership Committee with a renewed incentive to generate value in the Company.
Phantom Value Plan. On January 5, 2011, Realogy issued RCIV Holdings (Luxembourg) S.a.r.l., an affiliate of Apollo (“RCIV”), notes in the aggregate principal amount of $1,338,190,220 (the “Initial RCIV Notes”) as part of the 2011 Refinancing Transactions described elsewhere in this prospectus. On January 5, 2011, the Board of Directors of Realogy approved the Realogy Corporation Phantom Value Plan (the “Phantom Value Plan”), and made initial grants thereunder (the “Incentive Awards”) to the Executive Leadership Committee, in an effort to address in part the fact that the market value of the shares initially purchased by the participants in 2007 and the shares granted in the form of a restricted stock grant in 2007 had lost significant value. The Phantom Value Plan provides the Executive Leadership Committee with the opportunity to receive compensation based upon the Company’s success and the cash received by RCIV upon the discharge or third-party sale of not less than or $267,638,044 of the aggregate principal amount of the Initial RCIV Notes (or on any non-cash consideration into which the Initial RCIV Notes may have been exchanged or converted such as the shares of Class A Common Stock of Holdings issuable upon conversion of the Initial RCIV Notes).
The amount of each Incentive Award granted to each member of the Executive Leadership Committee was determined by the sum of (1) the shares of Holdings purchased by the executive at $10 per share in April 2007 and (2) the value of the executive officer's initial restricted stock grant in April 2007, net of shares forfeited to pay minimum withholding taxes due upon vesting. On the foregoing basis, the Board of Directors of Realogy made initial grants of Incentive Awards of approximately $21.8 million to the Executive Leadership Committee, of which an aggregate of approximately $18.3 million was granted to the named executive officers, as follows:

Name	Incentive Award
Richard A. Smith	$9,120,250
Anthony E. Hull	$2,820,250
Kevin J. Kelleher	$1,810,690
Alexander E. Perriello, III	$2,320,250
Bruce Zipf	$2,240,500

Each participant is eligible to receive a payment with respect to his or her Incentive Award at such time and from time to time that RCIV receives cash upon the discharge or third-party sale of not less than or $267,638,044 of the aggregate principal amount of the Initial RCIV Notes, (or on any non-cash consideration into which the Initial RCIV Notes may have been exchanged or converted such as the shares of Class A Common Stock of Holdings issuable upon conversion of the Initial RCIV Notes). A payment would be an amount which bears the same ratio to the dollar amount of the Incentive Award as (i) the aggregate amount of cash received by RCIV at such time upon discharge or sale of all or a portion of the principal amount of the Initial RCIV Notes (or upon the discharge, sale, exchange or transfer of any non-cash consideration into which the Initial RCIV Notes may have been exchanged or converted) bears to (ii) $1,338,190,220, representing the aggregate principal amount of the Initial RCIV Notes on the date of issuance.
In the event that a payment is to be made with respect to an Incentive Award in conjunction with or subsequent to a qualified public offering of common stock of Realogy or its direct or indirect parent company, a participant may elect to receive stock in lieu of the cash payment in a number of unrestricted shares of common stock with a fair market value, as determined in good faith by the Compensation Committee, equal to the dollar amount then due on such Incentive Award, plus a number of restricted shares of such common stock with a fair market value, as determined in good faith by the Compensation Committee, equal to the amount then due multiplied by 0.15. The restricted shares of common stock will vest, based on continued employment, on the first anniversary of issuance. In addition, Incentive Awards will be subject to acceleration and payment upon a change of control as specified in the Phantom Value Plan.
On each date RCIV receives cash interest on the Initial RCIV Notes, participants may be granted stock options under the Stock Incentive Plan with an aggregate value (determined on a Black-Scholes basis) equal to an amount which bears the same ratio to the aggregate dollar amount of the executive's Incentive Award as (i) the aggregate amount of cash interest received by RCIV on such date bears to (ii) $1,338,190,220, which represents the aggregate principal amount of the Initial RCIV Notes on the date of issuance. The stock option grants to Realogy’s Chief Executive Officer, however, were limited to 50% of the foregoing stock option amount for the interest payment dates in April and October 2011, but that restriction in the Phantom Value Plan has been eliminated for future option grants by a November 2011 amendment to the Phantom Value Plan. Generally, each grant of stock options will have a three year vesting schedule, subject to the executive’s continued employment, and vested stock options will become exercisable one year following a qualified public offering. The stock options will have a term of 7.5 years.
In April and October 2011, stock options were granted to the Executive Leadership Committee in accordance with the terms of the Phantom Value Plan as RCIV received cash interest on the Initial RCIV Notes on such dates.
Incentive Awards are immediately cancelable and forfeitable in the event of the termination of the grantee's employment for any reason. The Incentive Awards also terminate 10 years following the date of grant. In the event of a change in control, Incentive Awards will be subject to acceleration and payment only if RCIV receives consideration with respect to the Initial RCIV Notes in the change in control transaction.
Option Exchange Program. The option exchange program launched in October 2010 offered our eligible employees the opportunity to exchange all of their respective outstanding options to purchase Common Stock for an equal number of new stock options with different terms to be issued following the completion of the exchange offer. Each of the outstanding original options had an exercise price per share of $10.00, substantially all of which were granted in 2007 in connection with Apollo’s acquisition of Realogy. On November 9, 2010, 10,159,000 original options were tendered and exchanged for an equal number of new options, including all 6,937,500 original options tendered by the Executive Leadership Committee.
The new options were issued under the Holdings Stock Incentive Plan (as amended and restated as of November 9, 2010) and have the same terms as the original options, except as follows: (i) the exercise price of the new options (other than those issued to the members of the Executive Leadership Committee) is $0.83 per share, representing the fair market value per share of Common Stock as determined by its Compensation Committee as of the date of grant of the new options; (ii) the exercise price of 70% of the new options issued to the members of the Executive Leadership Committee is $0.83 per share, and the exercise price of the remaining 30% of the new options granted to the members of the Executive Leadership Committee is $5.50 per share; (iii) each new option expires on the tenth (10th) anniversary of the new option grant date (unless it expires earlier in accordance with its terms); and (iv) each new option vests as to twenty-five percent (25%) of the total shares subject to the new option on each of the first (4) anniversaries of July 1, 2010. Each member of the Executive Leadership Committee tendered all of their original 2007 options for new options. For more information on the Holdings Stock Incentive Plan, see “Outstanding Equity Awards at 2011 Fiscal Year End”.
Neither the Holdings Board nor the Compensation Committee has adopted any formal policy regarding the timing of any future equity awards.

Other Benefits and Perquisite Programs. Our executive officers, including our named executive officers, may participate in our 401(k) plan. The plan currently provides for a Company matching contribution of 25% of amounts contributed by the officer, subject to a maximum of 6% of eligible compensation. Mr. Kelleher is our only executive officer that participates in a defined benefit pension plan (future accruals of benefits were frozen on October 31, 1999), and this participation relates to his former service with PHH.
The Compensation Committee adopted a policy in December 2006 that limited use of the previous corporate-owned aircraft or our current fractional aircraft ownership (only Mr. Smith has access, subject to availability, for personal use and business use is limited to executive officers and subject to further limitations) and management adopted a policy that limits first-class air travel for our employees. During 2011, Mr. Smith reimbursed the Company for all variable costs associated with the personal use of the aircraft in which we have a fractional ownership interest.
Severance Pay and Benefits upon Termination of Employment under Certain Circumstances. The employment agreements entered into with our named executive officers at the effective time of the Merger provide for severance pay and benefits under certain circumstances. The level of the severance pay and benefits is substantially consistent with the level of severance pay and benefits that those named executive officers were entitled to under the agreements they had with Realogy following its separation from Cendant but prior to the consummation of the Merger.
Under our employment agreements with our named executive officers, the severance pay is equal to a multiple of the sum of his or her annual base salary and target bonus, along with the continuation of welfare benefits. Severance pay is payable upon a termination without cause by the Company or a termination for good reason by the executive. The severance multiple for Mr. Smith, as our Chief Executive Officer, is 300%, for Mr. Hull, as our Chief Financial Officer, 200% and for the balance of the named executive officers, 100% (though in the case of such a termination of employment within 12 months following Sale of the Company (as defined in their employment agreements), their multiple is 200%. The higher multiples of base salary and target bonus payable to Messrs. Smith and Hull are based upon Mr. Smith’s overall greater responsibilities for our performance and Mr. Hull’s significant responsibilities as our Chief Financial Officer. Mr. Smith is our only officer who has tax reimbursement protection for “golden parachute excise taxes,” subject to a cutback of up to 10%—a benefit he had under his employment agreement that he entered into at the time of our separation from Cendant.
The agreements also provide for severance pay of 100% of annual base salary and the continuation of welfare benefits to each named executive officer in the event his employment is terminated by reason of death or disability. For more information on the employment agreements, see “Potential Payments upon Termination or Change in Control.”
The Compensation Committee believes the severance pay and benefits payable to our named executive officers under the foregoing circumstances aid in the attraction and retention of these executives as a competitive practice and is balanced by the inclusion of restrictive covenants (such as non-compete provisions) to protect the value of Realogy and Holdings following a termination of an executive’s employment without cause or by the employee for good reason. In addition, we believe the provision of these contractual benefits will keep the executives focused on the operation and management of the business. As set forth above, the enhanced severance pay and benefits payable to Messrs. Kelleher, Perriello and Zipf in the event of a termination of employment under certain circumstances within twelve months of a Sale of the Company are substantially consistent with the contractual rights they had prior to the Merger.
Forfeiture of Awards in the event of Financial Restatement. The Company has not adopted a policy with respect to the forfeiture of equity incentive awards or bonuses in the event of a restatement of financial results, though each of the employment agreements with the named executive officers includes, within the definition of termination for “cause”, an executive purposefully or negligently making (or being found to have made) a false certification to the Company pertaining to its financial statements.

Compensation Committee Report
The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Realogy Board (and Holdings Board) that the Compensation Discussion and Analysis be included in this prospectus.

DOMUS HOLDINGS CORP. COMPENSATION COMMITTEE

Marc E. Becker, Chair M. Ali Rashid

Summary Compensation Table
The following table sets forth the compensation we provided in 2011, 2010 and 2009 to our named executive officers:

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Option and Stock Appreciation Rights Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($)	Total ($)
Richard A. Smith	2011	1,000,000	97,000	—	2,000,000	—	2,000	3,099,000
Chief Executive Officer and President	2010	1,000,000	—	1,005,338	—	—	1,750	2,007,088
	2009	1,000,000	—	—	—	—	1,858	1,001,858
Anthony E. Hull	2011	562,500	—	—	525,000	—	3,675	1,091,175
Executive Vice President, Chief Financial Officer And Treasurer	2010	525,000	—	242,250	420,000	—	—	1,187,250
	2009	525,000	—	—	262,500	—	44,817	832,317
Kevin J. Kelleher	2011	441,500	—	—	416,000	80,409	—	937,909
President and Chief Executive Officer of Cartus Corporation	2010	416,000	—	193,800	332,800	44,784	—	987,384
	2009	416,000	—	—	208,000	47,763	39,938	711,701
Alexander E. Perriello, III	2011	542,500	—	—	520,000	—	2,525	1,065,025
President and Chief Executive Officer, Realogy Franchise Group	2010	520,000	—	242,250	416,000	—	—	1,178,250
	2009	520,000	—	—	260,000	—	40,367	820,367
Bruce Zipf	2011	550,000	—	—	520,000	—	3,558	1,073,558
President and Chief Executive Officer, NRT	2010	520,000	—	193,800	416,000	—	—	1,129,800
	2009	520,000	—	—	—	—	39,443	819,443
_______________

(1)
The following are the annual rates of base salary paid to each of the named executive officers as of December 31, 2011: Mr. Smith, $1,000,000; Mr. Hull, $575,000; Mr. Kelleher, $450,000; Mr. Perriello, $550,000; and Mr. Zipf, $560,000. Effective January 1, 2012, the annual base salaries of Messrs. Hull, Kelleher and Zipf were increased to $600,000, $475,000 and $575,000, respectively.

(2)
In January 2011, the Compensation Committee approved an annual bonus of $97,000 payable to Mr. Smith pursuant to the terms of his employment agreement, the after-tax proceeds of which are required to be used to purchase the annual premium on an existing life insurance policy.

(3)
Each named executive officer received grants of Holdings non-qualified stock options in April and October 2011 pursuant to the terms of the Phantom Value Plan. These options vest as to one-third of the total shares subject to the options on each of the first three (3) anniversaries of the date of grant but are not exercisable until one year following a qualified public offering. We have not reported the grant date fair value in the table as the likelihood of the options being exercised is not yet probable as a qualified public offering has not occurred. Assuming the highest level of performance conditions are probable (i.e., a qualified public offering has occurred), the total grant date fair value of these options in accordance with FASB guidance on stock-based compensation would be as follows (with the assumptions used in determining such value being described in Note 12, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus):

Name	Grant Date Fair Value as of April 15, 2011 Option Grant	Grant Date Fair Value as of October 17, 2011 Option Grant
Richard A. Smith	$85,999	$148,105
Anthony E. Hull	$53,188	$91,597
Kevin J. Kelleher	$34,148	$58,809
Alexander E. Perriello, III	$43,758	$75,358
Bruce Zipf	$42,254	$72,768

(4)	Amounts for 2011 represent aggregate amount paid to the named executive officers under the Realogy 2011-2012 Multi-Year Retention Plan.

(5)
None of our named executive officers (other than Mr. Kelleher) is a participant in any defined benefit pension arrangement. The amounts in this column with respect to 2011 reflect the aggregate change in the actuarial present value of the accumulated benefit under the Realogy Pension Plan from December 31, 2010 to December 31, 2011. See “Realogy Pension Benefits” for additional information regarding the benefits accrued for Mr. Kelleher.

Grants of Plan-Based Awards Table for Fiscal Year 2011
Each of the named executive officers received grants in 2011 under the following non-equity incentive and stock-based compensation plans. Each of the named executive officers:

•	received Incentive Awards under the Realogy Phantom Value Plan in January 2011; and

•	received stock options in April and October 2011 under the Amended and Restated 2007 Stock Incentive Plan as provided by the Realogy Phantom Value Plan.
Grants of Plan-Based Awards in Fiscal Year 2011

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Value of Stock Options (4)
Name	Grant Date	Threshold ($) (2)	Target ($) (1)	Maximum ($) (2)	Threshold (#)	Target (#)(3)	Maximum (#)
Richard A. Smith	1/5/2011	—	9,120,250	—	—	—	—	—
	4/15/2011	—	—	—	—	186,954	—	0.89	—
	10/17/2011	—	—	—	—	352,632	—	0.88	—

Anthony E. Hull	1/5/2011	—	2,820,250	—	—	—	—	—
	4/15/2011	—	—	—	—	115,626	—	0.89	—
	10/17/2011	—	—	—	—	218,088	—	0.88	—

Kevin J. Kelleher	1/5/2011	—	1,810,690	—	—	—	—	—
	4/15/2011	—	—	—	—	74,235	—	0.89	—
	10/17/2011	—	—	—	—	140,022	—	0.88	—

Alexander E. Perriello, III	1/5/2011	—	2,320,250	—	—	—	—	—
	4/15/2011	—	—	—	—	95,127	—	0.89	—
	10/17/2011	—	—	—	—	179,424	—	0.88	—

Bruce Zipf	1/5/2011	—	2,240,500	—	—	—	—	—
	4/15/2011	—	—	—	—	91,857	—	0.89	—
	10/17/2011	—	—	—	—	173,256	—	0.88	—
_______________

(1)
Represents payout under Incentive Awards granted under Phantom Value Plan assuming RCIV receives cash for the discharge and/or sale of all of the Initial RCIV Notes (or all non-cash consideration into which the Initial RCIV Notes are exchanged or converted) equal to the aggregate principal amount of the Initial RCIV Notes on the date of issuance or $1,338,190,220. This may not be the actual payout as the aggregate amount that RCIV may receive in cash could be less or more than the aggregate principal amount of the Initial RCIV Notes.

(2)
It is not possible to calculate the threshold or maximum amounts payable under the Phantom Value Plan as it is too speculative to determine the amount of cash, if any, that RCIV may receive for the discharge of all or any portion of the Initial RCIV Notes or on the sale of all or any portion of the Initial RCIV Notes (or other non-cash consideration into which the Initial RCIV Notes are exchanged or converted).

(3)
Pursuant to the terms of the Phantom Value Plan and the Incentive Awards made thereunder, we issued non-qualified stock options to the named executive officers on April 15, 2011 and October 17, 2011, the first two dates following adoption of the Phantom Value Plan on which RCIV received cash interest on the Initial RCIV Notes. The number of stock options granted represented an aggregate value as determined by the Compensation Committee equal to an amount which bore the same ratio to the aggregate dollar amount of the named executive officer’s Incentive Award as the aggregate amount of cash interest received by RCIV on the grant date bore to the aggregate principal amount of the Initial RCIV Notes on the date of their issuance, though for purposes of calculating the number of options for the April 15, 2011 grant, the amount of interest received by RCIV was based upon the interest accrued from January 5, 2011 through April 14, 2011. Pursuant to the terms of the Phantom Value Plan, as it existed until November 2011, the stock options granted to Mr. Smith, Realogy’s Chief Executive Officer, were limited to 50% of the foregoing stock option amount. In November 2011, the Phantom Value Plan was amended to eliminate this limitation.

(4)	See footnote 3 to the Summary Compensation Table.

Outstanding Equity Awards at 2011 Fiscal Year End
The following two tables set forth outstanding stock option awards as of December 31, 2011 held by our named executive officers. There were no other Holdings equity awards outstanding at December 31, 2011.
Outstanding Option Awards at December 31, 2011

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1) (2)
Richard A. Smith	—	—	186,954	0.89	10/15/2018
	—	—	352,632	0.88	4/17/2019
	233,437	700,313	—	5.50	11/9/2020
	544,688	1,634,062	—	0.83	11/9/2020
Anthony E. Hull	—	—	115,626	0.89	10/15/2018
	—	—	218,088	0.88	4/17/2019
	56,250	168,750	—	5.50	11/9/2020
	131,250	393,750	—	0.83	11/9/2020
Kevin J. Kelleher	—	—	74,235	0.89	10/15/2018
	—	—	140,022	0.88	4/17/2019
	45,000	135,000	—	5.50	11/9/2020
	105,000	315,000	—	0.83	11/9/2020
Alexander E. Perriello, III	—	—	95,127	0.89	10/15/2018
	—	—	179,424	0.88	4/17/2019
	56,250	168,750	—	5.50	11/9/2020
	131,250	393,750	—	0.83	11/9/2020
Bruce Zipf	—	—	91,857	0.89	10/15/2018
	—	—	173,256	0.88	4/17/2019
	45,000	135,000	—	5.50	11/9/2020
	105,000	315,000	—	0.83	11/9/2020
_______________

(1)
All options with an expiration date of October 15, 2018 or April 17, 2019 vest as to one-third of the total shares subject to the options on each of the first three anniversaries of the date of grant (April 15, 2011 for the options granted at $0.89 per share and October 17, 2011 for the options granted at $0.88 per share) but are not exercisable until one year following a qualified public offering.

(2)	All options with an expiration date of November 9, 2020 vest as to twenty-five percent (25%) of the total shares subject to the option on each of the first (4) anniversaries of July 1, 2010.

The following table sets forth outstanding equity awards (consisting solely of stock options of Avis Budget Group and Wyndham Worldwide) as of December 31, 2011 held by our named executive officers that were issued (or in the case of Avis Budget Group equity awards, adjusted) as part of the equitable adjustment of outstanding Cendant equity awards at the date of our separation from Cendant made pursuant to the terms of the Separation Agreement. Except for tax withholding and related liabilities, the awards relating to Wyndham Worldwide common stock are liabilities of Wyndham Worldwide, and the awards relating to Avis Budget Group common stock are liabilities of Avis Budget Group. All of these stock options are fully exercisable. Avis Budget Group awards also reflect an adjustment in connection with a one-for-ten reverse stock split.

Name	Issuer	Number of Securities Underlying Unexercised Options Exercisable (#)	Exercise Price ($)	Option Expiration Date (1)
Richard A. Smith	Avis Budget	26,063	27.40	1/22/2012
	Wyndham Worldwide	52,124	40.03	1/22/2012

Anthony E. Hull	Avis Budget	988	28.34	10/15/2013
	Wyndham Worldwide	1,976	41.40	10/15/2013

Kevin J. Kelleher	Avis Budget	12,009	27.40	1/22/2012
	Wyndham Worldwide	24,018	40.03	1/22/2012

Alexander E. Perriello, III	Avis Budget	6,005	27.40	1/22/2012
	Wyndham Worldwide	12,009	40.03	1/22/2012

Bruce Zipf	Avis Budget	5,212	26.87	4/17/2012
	Wyndham Worldwide	10,424	39.25	4/17/2012
_______________

(1)	The Avis Budget Group and Wyndham Worldwide options with an expiration date of January 22, 2012 expired without having been exercised.
Option Exercises for Fiscal Year 2011
None of our named executive officers exercised any options for Common Stock during 2011.
None of our named executive officers exercised any Wyndham Worldwide or Avis Budget Group options during 2011.
Stock Incentive Plan
The Holdings 2007 Stock Incentive Plan, as amended in November 2007 and further amended in November 2010, August 2011 and February 2012 (the “Stock Incentive Plan”), authorizes approximately 42.2 million shares of Common Stock, excluding the 2,835,000 shares that have been already been issued under the Stock Incentive Plan. The Stock Incentive Plan is administered by the Compensation Committee with certain delegations to the Chief Executive Officer and the Chief Administrative Officer. Awards granted under the Stock Incentive Plan may be nonqualified stock options, rights to purchase shares of Common Stock, restricted stock, restricted stock units and other awards settleable in, or based upon, Common Stock. Awards may be granted under the Stock Incentive Plan only to persons who are employees, consultants or directors of Holdings or any of its subsidiaries on the date of the grant.
The 2,835,000 shares issued under the Stock Incentive Plan to date are comprised of the 2,271,000 shares of Common Stock purchased by management in 2007 and the 564,000 shares of Common Stock subject to restricted stock awards that were made to executive officers in 2007 and to our independent director in 2008 and 2011 (all of which have vested with the exception of the 2011 restricted stock award made to our independent director). All of the stock options held by management (including board members) were granted under the Stock Incentive Plan.
Options issued under the Stock Incentive Plan must have an exercise price determined by the Compensation Committee and set forth in an option agreement. In no event, however, may the exercise price be less than the fair market value of a share of Common Stock on the date of grant. The Compensation Committee, in its sole discretion, will determine whether and to what extent any options are subject to vesting based upon the optionee’s continued service to, and the Holdings performance of duties for, Holdings and its subsidiaries, or upon any other basis.
In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disaffiliation or similar event affecting Holdings or any of its subsidiaries (each, a “Corporate Transaction”), the Compensation Committee may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to: (a) the aggregate number and kind of share of Common Stock or other securities, (b) the number and kind of shares of Common Stock or other securities subject to outstanding awards, (c) performance metrics and targets underlying outstanding awards and (d) the option price of outstanding options. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding equity securities issued under the Stock Incentive Plan in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such equity securities, as determined by the Compensation Committee in its sole discretion and (2) the substitution of other property (including, without limitation, cash or other securities of Holdings and securities of entities other than Holdings for the shares of Common Stock subject to outstanding equity securities). Following the Debt Exchange Offering and the filing of the amended and restated certificate of incorporation of Holdings on January 5, 2011, providing for two classes of Common Stock, the Compensation Committee approved action to provide that all shares issuable upon exercise of outstanding options under the Stock Incentive Plan (as well as shares of Common Stock underlying future grants under the Stock Incentive Plan) are issuable for shares of Class A Common Stock.
Upon (i) the consummation of certain sales of Holdings or (ii) any transactions or series of related transactions in which Apollo sells at least 50% of the shares of Common Stock directly or indirectly acquired by it and at least 50% of the aggregate of all investor investments (a “Realization Event”), subject to any provisions of the award agreements to the contrary with respect to certain sales of Holdings, Holdings may purchase each outstanding vested and/or unvested option for a per share amount equal to (a) the amount per share received in respect of the shares of Common Stock sold in such transaction constituting the Realization Event, less (b) the option price thereof.
The Stock Incentive Plan will terminate on the tenth anniversary of the date of its adoption by the Holdings Board, or April 10, 2017.
Realogy Pension Benefits at 2011 Fiscal Year End
Prior to Realogy’s separation from Cendant, Cendant sponsored and maintained the Cendant Corporation Pension Plan (the “Cendant Pension Plan”), which was a “defined benefit” employee pension plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and a successor to the former PHH Corporation Pension Plan (the “Former PHH Pension Plan”). During 1999, the Former PHH Pension Plan was frozen and curtailed, other than for certain employees who attained certain age and service requirements. A number of our employees were entitled to benefits under the Realogy Pension Plan by virtue of their prior participation in the Former PHH Pension Plan as well as their subsequent participation in the Cendant Pension Plan.
In connection with Realogy’s separation, Realogy adopted a new defined benefit employee pension plan, named the Realogy Corporation Pension Plan (the “Realogy Pension Plan”). At Realogy’s separation, the Realogy Pension Plan assumed all liabilities and obligations under the Cendant Pension Plan that related to the Former PHH Pension Plan. Realogy also assumed any supplemental pension obligations accrued by any participant of the Cendant Pension Plan which related to the Former PHH Pension Plan. In consideration of the Realogy Pension Plan accepting and assuming the liabilities and obligations described above under the Cendant Pension Plan, Cendant caused the Cendant Pension Plan to make a direct transfer of a portion of its assets to the Realogy Pension Plan proportional to the liabilities assumed by the Realogy Pension Plan.
The amount of the retirement benefit under the Realogy Pension Plan is determined by a formula set forth in the plan. No participants in the Realogy Pension Plan accrue any ongoing benefits other than service as the participation has been previously frozen (other than two participants whose participation is not frozen pursuant to the terms of the Realogy Pension Plan). Participants eligible to commence their pension benefit have several optional forms of payment available to them under the Realogy Pension Plan. Lump sum distributions are only permissible when the present value of a participant's benefit is $5,000 or below. The Realogy Pension Plan is funded by Realogy.
Mr. Kelleher is our only named executive officer who participates in the Realogy Pension Plan and his participation in the Cendant Pension Plan was frozen on October 31, 1999 and, as of that date, he no longer accrues additional benefits under the Cendant Pension Plan or the Realogy Pension Plan.

The following table sets forth information relating to Mr. Kelleher’s participation in the Realogy Pension Plan:

Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
27	466,763	—
_______________

(1)	The number of years of credited service shown in this column is calculated based on the actual years of service with us (or Cendant) for Mr. Kelleher through December 31, 2011.

(2)
The valuations included in this column have been calculated as of December 31, 2011 assuming Mr. Kelleher will retire at the normal retirement age of 65 and using the interest rate and other assumptions as described in Note 9, “Employee Benefit Plans – Defined Benefit Pension Plan” to our consolidated financial statements included elsewhere in this prospectus.

Nonqualified Deferred Compensation at 2011 Fiscal Year End
In December 2008, in accordance with the transition rules under Section 409A of the Internal Revenue Code of 1986, as amended, our Compensation Committee amended the Realogy Officer Deferred Compensation Plan. The amendment permitted participants to revoke their current distribution elections on file and make a new unifying election for their entire account balance. The revocation and election had to be made prior to December 31, 2008. Participants could elect to receive a lump sum distribution in April 2009 or to maintain their then current election. Mr. Hull and Mr. Zipf were the only named executive officers who were participants under the Realogy Officer Deferred Compensation Plan. Each of them made new elections prior to the end of 2008. Under those new elections, they received lump sum distributions in April 2009.
Effective January 1, 2009, the Company suspended participation in the Realogy Officer Deferred Compensation Plan due to the prolonged downturn in the residential housing market and our highly levered debt structure. The suspension remains in effect. Accordingly, none of the named executive officers had any nonqualified deferred compensation at December 31, 2011.
Employment Agreements
The following summarizes the terms of the employment agreements with each of our named executive officers. Severance provisions are described in the section titled “Potential Payments Upon Termination or Change of Control.”
Mr. Smith. On April 10, 2007, we entered into a new employment agreement with Mr. Smith, with a five-year term commencing as of the effective time of the Merger (unless earlier terminated). The agreement has been automatically extended for an additional year pursuant to the terms of the employment agreement as neither party provided a 90-day notice of non-renewal. This employment agreement supersedes any prior employment agreements that we entered into with Mr. Smith. Pursuant to the agreement, Mr. Smith serves as our President. In addition, Mr. Smith has served as our Chief Executive Officer since November 13, 2007. He also serves as a member of the Boards of Directors of Realogy and Holdings during his term of employment. Mr. Smith is entitled to a base salary of $1 million (the base salary in effect for him as of immediately prior to the effective time of the Merger), may participate in employee benefit plans generally available to our executive officers, and is eligible to receive an annual bonus award with a target amount equal to 200% of his annual base salary, subject to the attainment of performance goals and his continued employment with us on the last day of the applicable bonus year, as well as adjustments based on a merit review. In connection with entering into his employment agreement and as partial consideration for his retention following the Merger, Mr. Smith received a one-time $5 million bonus in connection with the consummation of the Merger, the after-tax amount of which Mr. Smith elected to invest in shares of Common Stock.
Mr. Smith is also entitled to an annual bonus, the after-tax proceeds of which are required to be used to purchase the annual premium on an existing life insurance policy. This benefit is provided to Mr. Smith as the replacement of a benefit previously provided to him by Cendant. Mr. Smith waived his contractual right to receive this bonus with respect to the bonuses payable in January 2009 and 2010 in order to reduce Company expense.
Messrs. Hull, Kelleher, Perriello and Zipf. On April 10, 2007, we entered into new employment agreements with each of Messrs. Hull, Kelleher, Perriello and Zipf (for purposes of this section, each, an “Executive”), with a five-year term (unless earlier terminated) commencing as of the effective time of the Merger, subject to automatic extension for an additional year unless either party provides notice of non-renewal. Pursuant to these employment agreements, each of the Executives continues to serve in the same positions with us as they had served prior to the Merger.

In April 2011, we amended these agreements to provide for (1) an extended term ending on April 10, 2015, and (2) an annual base salary increase, effective April 1, 2011, and, in the case of Messrs. Hull, Kelleher and Zipf, another annual base salary increase, effective January 1, 2012. The following are the annual rates of base salary, effective April 1, 2011: for Mr. Hull, $575,000, Mr. Kelleher, $450,000, Mr. Perriello, $550,000 and Mr. Zipf, $560,000. Effective January 1, 2012, the annual base salary of Messrs. Hull, Kelleher and Zipf increased to $600,000, $475,000 and $575,000, respectively.
Under their employment agreements, Messrs. Hull, Kelleher, Perriello and Zipf are entitled to employee benefit plans generally available to our executive officers and are eligible for annual bonus awards with a target amount equal to the target bonus in effect for them as of the effective time of the Merger, which target is currently equal to 100% of each Executive’s annual base salary, subject to the attainment of performance goals and the Executive’s being employed with us on the last day of the applicable bonus year.
Potential Payments upon Termination or Change in Control
The following summarizes the potential payments that may be made to our named executive officers in the event of a termination of their employment or a change of control as of December 31, 2011.
If Mr. Smith’s employment is terminated by us without “cause” or by Mr. Smith for “good reason,” subject to his execution and non-revocation of a general release of claims against us and our affiliates, he will be entitled to (1) a lump sum payment of his unpaid base salary and unpaid earned bonus and (2) an aggregate amount equal to 300% of the sum of his (a) then-current annual base salary and (b) his then-current target bonus, 50% of which will be paid thirty (30) business days after his termination of employment and the remaining portion of which will be paid in thirty-six (36) equal monthly installments following his termination of employment. If Mr. Smith’s employment is terminated for any reason, Mr. Smith and his dependents may continue to participate in all of our health care and group life insurance plans until the end of the plan year in which he reaches, or would have reached, age 75, subject to his continued payment of the employee portion of the premiums for such coverage. Mr. Smith is subject to three-year post-termination non-competition and non-solicitation covenants and is entitled to be reimbursed by us for any “golden parachute” excise taxes, including taxes on any such reimbursement, subject to certain limitations described in his employment agreement.
Cause is defined in Mr. Smith’s employment agreement to mean (i) his willful failure to substantially perform his duties as an employee of the Company or any subsidiary (other than any such failure resulting from incapacity due to physical or mental illness), (ii) any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company or any subsidiary, (iii) his conviction of, or plea of guilty or nolo contendere to a charge of commission of, a felony or crime involving moral turpitude, (iv) his indictment for a charge of commission of a felony or any crime involving moral turpitude, provided that the Board determines in good faith that such indictment would result in a material adverse impact to the business or reputation of the Company, (v) his gross negligence in the performance of his duties, or (vi) his purposefully or negligently making (or having been found to have made) a false certification to the Company pertaining to its financial statements; a termination will not be for “Cause” pursuant to clause (i), (ii) or (v), to the extent such conduct is curable, unless the Company shall have notified Mr. Smith in writing describing such conduct and he shall have failed to cure such conduct within ten (10) business days after his receipt of such written notice.
Good Reason is defined in Mr. Smith’s employment agreement as voluntary resignation after any of the following actions taken by the Company or any of its subsidiaries without Mr. Smith’s consent: (i) his removal from, or failure to be elected or re-elected to, the Board; (ii) a material reduction of his duties and responsibilities to the Company, (iii) a reduction in his annual base salary or target bonus (not including any diminution related to a broader compensation reduction that (a) is made in consultation with Mr. Smith and (b) is applied to all senior executives of the Company in a relatively proportionate manner); (iv) the relocation of Mr. Smith’s primary office to a location more than 30 miles from the prior location; (v) delivery of notice of non-renewal of the employment period by the Company (other than non-renewal by the Company due to Mr. Smith’s disability, termination for Cause or termination by Mr. Smith); or (vi) a material breach by the Company of a material provision of the employment agreement (including a breach of Section 2(a) of the employment agreement, which sets forth Mr. Smith’s position with the Company). A termination shall not be for “Good Reason” pursuant to clause (i), (ii), (iii) or (iv), unless Mr. Smith shall have given written notice of his intention to resign for Good Reason and the Company shall have failed to cure the event giving rise to Good Reason within ten (10) business days after the Company’s receipt of such written notice.
With respect to Messrs. Hull, Kelleher, Perriello and Zipf (also for purposes of this section, each, an “Executive”), each Executive’s employment agreement provides that if his employment is terminated by us without “cause” or by the Executive for “good reason,” subject to his execution of a general release of claims against us and our affiliates, the Executive will be entitled to:

(1) a lump sum payment of his unpaid annual base salary and unpaid earned bonus;
(2) an aggregate amount equal to (x) if such termination occurs within 12 months after a “Sale of the Company,” 200% of the sum of his (a) then-current annual base salary plus his (b) then-current annual target bonus; or (y) 100% (200% in the case of Mr. Hull) of the sum of his (a) then-current annual base salary plus his (b) then-current annual target bonus. Of such amount, 50% will be payable in a lump sum within 30 business days of the date of termination, and the remaining portion will be payable in 12 (24 in the case of Mr. Hull) equal monthly installments following his termination of employment; and
(3) from the period from the date of termination of employment to the earlier to occur of the second anniversary of such termination or the date on which the individual becomes eligible to participate in another employer’s medical and dental benefit plans, participation in the medical and dental benefit plans maintained by us for active employees, on the same terms and conditions as such active employees, as in effect from time to time during such period.
The definition of Cause and Good Reason under each Executive’s employment agreement are identical to those contained in Mr. Smith’s employment agreement except as follows: (a) clause (i) of the definition of Good Reason under Mr. Smith’s employment agreement is not contained in the definition of Good Reason in each Executive’s employment agreement; and (b) the addition of language in the definition of Good Reason that a material breach by the Company of a material provision of the Executive’s employment agreement does not include any promotion or lateral assignment of the Executive.
Each Executive is subject to a two-year post-termination non-competition covenant and three-year post-termination non-solicitation covenant.
The following table sets forth information regarding the value of potential termination payments and benefits our named executive officers would have become entitled to receive upon their termination of employment with us under certain circumstances as of December 31, 2011:

Name	Benefit	Termination without Cause or for Good Reason within 12 months following a Sale of the Company ($)		Termination without Cause or for Good Reason other than within 12 months following a Sale of the Company ($)	Death ($)	Disability ($)
Richard A. Smith	Severance Pay	9,000,000	(3)	9,000,000	1,000,000	1,000,000
	Health Care (1)	304,484		304,484	304,484	304,484
	Equity Acceleration (2)	—		—	—	—
Anthony E. Hull	Severance Pay	2,300,000		2,300,000	575,000	575,000
	Health Care	26,129		26,129	13,065	13,065
	Equity Acceleration (2)	—		—	—	—
Kevin J. Kelleher	Severance Pay	1,800,000		900,000	450,000	450,000
	Health Care	17,592		17,592	8,796	8,796
	Equity Acceleration (2)	—		—	—	—
Alexander E. Perriello, III.	Severance Pay	2,200,000		1,100,000	550,000	550,000
	Health Care	6,996		6,996	3,498	3,498
	Equity Acceleration (2)	—		—	—	—
Bruce Zipf	Severance Pay	2,240,000		1,120,000	560,000	560,000
	Health Care	18,694		18,694	9,347	9,347
	Equity Acceleration (2)	—		—	—	—
_______________

(1)
If Mr. Smith’s employment is terminated for any reason, Mr. Smith and his dependents may continue to participate in all of our health care and group life insurance plans until the end of the plan year in which he reaches, or would have reached, age 75, subject to his continued payment of the employee portion of the premiums for such coverage.

(2)
The vesting of options accelerate upon a Sale of the Company provided, however, that in the event the individual terminates his employment without “good reason” or his employment is terminated for “cause” within one year of the Sale of the Company, the individual would be required to remit to the Company the proceeds realized in the Sale of the Company for those options, the vesting of which was accelerated due to the Sale of the Company. The value ascribed to the accelerated vesting of the options is based upon a fair market value of the Common Stock of $0.70 per share as of December 31, 2011.

(3)	No “golden parachute” excise tax would be payable based upon Mr. Smith’s historical compensation and, accordingly, the Company would have no obligation to reimburse Mr. Smith for any such taxes.
Director Compensation
The following sets forth information concerning the compensation of our independent director in 2011. None of the other members of the Board of Directors received any compensation for their service as a director in 2011.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)		Option Awards ($)		All Other Compensation ($)		Total ($)
V. Ann Hailey	85,000	90,300	(2)	119,850	(3)	—		295,150
Henry R. Silverman	—	—		—		146,964	(4)	146,964
_______________

(1)
Represents one-half of Ms. Hailey's $150,000 annual independent director retainer fee and the $10,000 cash fee paid for Ms. Hailey's service as Chair of our Audit Committees. One half of the annual retainer fee is payable in cash and the balance is payable pursuant to a grant of non-qualified stock options.

(2)
On March 3, 2011, Ms. Hailey was granted a restricted stock award for 105,000 shares of Class A Common Stock, 52,500 shares of which will vest 18 months following the date of grant and the balance will vest 36 months following the date of grant, subject to her continued service on the Holdings Board. We determined that the fair market value of the restricted stock awards on the date of grant ($90,300 ). The table reflects the grant date fair value of of this award. The assumptions we used in determining the grant date fair value are described in Note 12, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus.

(3)
On March 3, 2011, Ms. Hailey was granted two non-qualified options to purchase shares of Class A Common Stock at an exercise price of $0.86 per share, one for 150,000 options and the other for 105,000 options, each of which becomes exercisable at the annual rate of 25% of the total number of shares underlying the option commencing March 3, 2012, one year from the date of grant, subject to her continued service on the Holdings Board. The option for 105,000 shares represents one-half of Ms. Hailey's annual independent director grant. We determined the grant date fair value of the options on the date of grant of ($0.47 per share or $119,850 in the aggregate). The table reflects the aggregate grant date fair value of these options. The assumptions we used in determining the grant date fair value of these options are described in Note 12, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus.

(4)	Consists of post-employment secretarial support provided to Mr. Silverman pursuant to his existing agreements with us.
Ms. Hailey, our only independent director and the Chair of our Audit Committee, joined the Board on February 4, 2008. She receives a director retainer of $150,000 and a fee as Audit Committee Chair of $10,000, each on an annualized basis. During 2009 and 2010, the entire $150,000 director retainer fee was payable in cash pursuant to an action taken by the Compensation Committee. For 2008, of the $150,000 director retainer fee, $90,000 was payable pursuant to a grant of restricted shares of Common Stock based upon the fair market value of the Common Stock on the date of grant, provided that in connection with the initial grant made on February 4, 2008, the Common Stock was valued at $10.00 per share. The vesting of the restricted stock is identical to the vesting terms of the restricted stock awards granted to certain executive officers: namely, one-half vested 18 months following the date of grant (August 4, 2009) and the other half vested 36 months following the date of grant (February 4, 2011).
In accordance with the director compensation policy in effect in 2008, as a newly appointed independent director, Ms. Hailey also received on the date of her appointment a one-time grant of non-qualified options to purchase 50,000 shares of Common Stock with an exercise price equal to the greater of $10.00 per share or the fair market value of Common Stock on the date of grant. The options become exercisable at the rate of 25% of the underlying shares upon each of the first four anniversaries following the date of grant, subject to acceleration and vesting in full upon a Sale of the Company (as that term is defined in the Holdings Stock Incentive Plan).
On March 3, 2011, the Compensation Committee amended the Holdings’ preexisting policy with respect to compensation of directors, effective as of January 1, 2011, to eliminate the one-time grant of non-qualified options for any newly appointed independent director and to provide that one-half of the $150,000 annual independent director retainer fee is payable in cash on a quarterly basis and the remaining one-half pursuant to a grant of non-qualified stock options. The exercise price of the options is equal to the fair market value of the Class A Common Stock on the date of grant and the options become exercisable at the rate of 25% of the underlying shares upon each of the first four anniversaries following the date of grant, subject to her continued service on the Holdings Board and subject to acceleration and vesting in full upon a Sale of the Company (as defined in the Stock Incentive Plan). The 2011 grant of non-qualified options representing one-half of Ms. Hailey's annual independent director retainer for 2011 is reflected in the table above. On February 27, 2012, the Compensation Committee awarded Ms. Hailey, as part of her 2012 annual independent director retainer, non-qualified options to purchase 129,100 shares of Class A Common Stock at $0.70 per share, in accordance with the foregoing policy.
To increase the retention incentives provided by our stock based compensation programs to Ms. Hailey, on March 3, 2011, the Compensation Committee also approved the grant of 150,000 non-qualified stock options to purchase shares of Class A Common Stock at an exercise price of $0.86 per share to become exercisable at the rate of 37,500 options per year commencing March 3, 2012, subject to her continued service on the Holdings Board, and the grant of a restricted stock award for 105,000 shares of Class A Common Stock, 52,500 shares of which will vest 18 months following the date of grant and the balance will vest 36 months following the date of grant, subject to her continued service on the Holdings Board.
In connection with Mr. Silverman’s appointment as non-executive chairman of the Company, on November 13, 2007, the Holdings Board granted Mr. Silverman an option to purchase 5 million shares of Common Stock at $10 per share. The options include both time vesting (tranche A) options and performance vesting (tranche B and tranche C) options. In general, one-half of the options granted to Mr. Silverman vest and become exercisable in five equal installments on each of the 12th, 24th, 36th, 48th and 60th month anniversaries of September 1, 2007 (the tranche A options), and one-half of the options are performance vesting options, one-half of which vest upon the achievement of an internal rate of return of funds managed by Apollo with respect to its investment in Holdings of 20% (the tranche B options), and the remaining half of which vest upon the achievement of an internal rate of return of such funds of 25% (the tranche C options). We determined that excluding the effect of estimated forfeitures, in accordance with the FASB’s guidance, the fair market value of the option on the date of grant (November 13, 2007) was $2.58 per share or an aggregate of $6,450,000, which includes only the value of the time-vested options (the tranche A options). We also determined the grant date fair market value of the tranche B options and tranche C options but will only recognize those costs as compensation expense when the performance criteria are probable of occurring (e.g. an initial public offering or significant capital transaction). Assuming the highest level of performance conditions is probable, the total grant date fair value of the options would be $11,611,431. The assumptions we used in determining the value of these options on the date of grant are described in Note 12, “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus. On February 24, 2012, Mr. Silverman resigned from his employment and all of his positions with Apollo and its subsidiaries and also resigned from all of his positions with Holdings and Realogy, all effective March 15, 2012. Mr. Silverman no longer holds any options for Class A Common Stock.
A director who serves on the Holdings Board does not receive any additional compensation for service on the Board of Directors of a subsidiary of Holdings, unless there shall be a committee of a subsidiary where there is not a corresponding committee of Holdings.
Compensation Committee Interlocks and Insider Participation
Shortly prior to the consummation of the Merger, Apollo, principally through the Holdings Board, whose members then consisted of Apollo’s representatives, Messrs. Marc Becker and M. Ali Rashid, negotiated employment agreements and other arrangements with our named executive officers. Between April 10, 2007 and mid-February 2008, decisions relating to executive compensation were within the province of the Holdings Board and the Realogy Board, both of which were (and are) controlled by Apollo representatives. In February 2008, the Holdings Board established the Compensation Committee, whose members consist of Messrs. Becker and Rashid.
During 2011, none of the members of the Compensation Committee had any relationship that requires disclosure in this prospectus as a transaction with a related person, though both members are employed by Apollo, which has engaged in related party transactions with us during 2011 as discussed in “Certain Relationships and Related Transactions.”
During 2011, (1) none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on the Holdings Board or the Realogy Board; (2) none of our executive officers served as a director of another entity, one of whose executive officers served on the Holdings Board or the Realogy Board; and (3) none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as one of the directors of the Holdings Board or Realogy Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
All of Realogy’s issued and outstanding common stock is owned by its parent, Intermediate, and all of the issued and outstanding common stock of Intermediate is owned by its parent, Holdings. Realogy's common stock owned by Intermediate constitutes all of Realogy’s issued and outstanding capital stock.
Pursuant to Holdings’ amended and restated certificate of incorporation, Holdings has two classes of common stock, Class A Common Stock and Class B Common Stock (“Class B Common Stock” and together with the Class A Common Stock, the "Common Stock"), each with a par value of $0.01 per share. The notes are convertible into shares of Class A Common Stock. Each share of Class A Common Stock has one vote per share. Each share of Class B Common Stock has five votes per share. The Class B Common Stock will automatically convert into Class A Common Stock on a share-for-share basis once (i) Apollo converts all of the notes it received in the Debt Exchange Offering into shares of Class A Common Stock or (ii) upon a Qualified Public Offering, provided that such conversion would not result in a change of control of Realogy under the senior secured credit facility or any of its other debt arrangements.
The following table sets forth information regarding the beneficial ownership of Common Stock as of February 27, 2012 assuming all of the notes are converted into Class A Common Stock, by (i) each person known to beneficially own more than 5% of the Common Stock, (ii) each of our named executive officers, (iii) each member of the Board of Directors and (iv) all of our executive officers and members of the Board of Directors as a group. At February 27, 2012, there were 200,531,906 shares of Common Stock outstanding, of which 200,426,906 were shares of Class B Common Stock and 105,000 were shares of Class A Common Stock subject to a restricted stock award.
The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.
Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Class A Common Stock (1)	Amount and Nature of Beneficial Ownership of Class B Common Stock	Percentage of Class B Common Stock	Percentage of Common Stock (1)
Apollo Funds (2)	1,276,938,607	197,820,000	98.7%	66.2%
Henry R. Silverman (3) (9)	2,000,000	—	—	*
Richard A. Smith (4)	778,125	912,025	*	*
Anthony E. Hull (5)	187,500	282,025	*	*
Kevin J. Kelleher (6)	150,000	181,069	*	*
Alexander E. Perriello, III (7)	187,500	232,025	*	*
Bruce Zipf (8)	150,000	224,050	*	*
Marc E. Becker (9)	—	—	—	*
V. Ann Hailey (10)	218,750	9,000	*	*
Scott M. Kleinman (9)	—	—	—	*
M. Ali Rashid (8)	—	—	—	*
Directors and executive officers as a group (14 persons) (11)	3,981,875	2,185,906	1.1%	*
Paulson & Co. Inc. (12)	479,022,151	—	—	21.5%
York Capital Management (13)	103,455,040	—	—	4.64%
Western Asset Management Company (14)	60,445,856	—	—	2.72%

 _______________

*	Less than one percent.

(1)
Assumes conversion of all outstanding notes into shares of Class A Common Stock. As of February 27, 2012, $1,143,706,000 aggregate principal amount of Series A Convertible Notes, $291,424,196 aggregate principal amount of Series B Convertible Notes and $675,111,000 aggregate principal amount of Series C Convertible Notes were outstanding. The initial conversion rates of the notes are 975.6098 shares of Class A Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes or Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $1.025 per share, and 926.7841 shares of Class A Common Stock per $1,000 aggregate principal amount of Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $1.079 per share. The conversion rates are subject to certain anti-dilution adjustments. Assuming all of the notes were converted into Class A Common Stock at the applicable initial conversion rates and assuming conversion of all of the Class B Common Stock into Class A Common Stock on a share-for-share basis, there would be 2,226,341,129 shares of Class A Common Stock outstanding as of February 27, 2012.

(2)
Reflects: (i) the aggregate amount of outstanding shares of Class B Common Stock of Domus Holdings Corp. that are held of record by Apollo Investment Fund VI, L.P. (“AIF VI LP”), Domus Investment Holdings, LLC (“Domus LLC”) and Domus Co-Investment Holdings LLC (“Domus Co-Invest LLC”), and (ii) the number of shares of Class A Common Stock of Domus Holdings Corp. issuable upon conversion of the notes held by RCIV Holdings (Luxembourg) S.à.r.l. (“RCIV Luxembourg”). The general partner of AIF VI LP is Apollo Advisors VI, L.P. (“Advisors VI”). The general partner of Advisors VI is Apollo Capital Management VI, LLC (“ACM VI”). The sole member and manager of ACM VI is Apollo Principal Holdings I, L.P. (“Principal I”), and the general partner of Principal I is Apollo Principal Holdings I GP, LLC (“Principal I GP” and together with Advisors VI, ACM VI and Principal I, the “Apollo Advisor Entities”). The sole shareholder of RCIV Luxembourg is RCIV Holdings, L.P. (“RCIV LP”). Apollo Management VI, L.P. (“Management VI”) is the manager of each of AIF VI LP, Domus LLC and RCIV LP, and the managing member of Domus Co-Invest LLC, and as such has voting and investment power over the shares of Domus Holdings Corp. held of record by AIF VI LP, Domus LLC and Domus Co-Invest LLC, and of any shares of Domus Holdings Corp. held by RCIV Luxembourg upon conversion of the notes. The general partner of Management VI is AIF VI Management, LLC (“AIF VI LLC”), and the sole member and manager of AIF VI LLC is Apollo Management, L.P. (“Apollo Management”). The general partner of Apollo Management is Apollo Management GP, LLC (“Management GP”). The sole member and manager of Management GP is Apollo Management Holdings, L.P. (“Management Holdings”). The general partner of Management Holdings is Apollo Management Holdings GP, LLC (“Management Holdings GP” and together with Management VI, AIF VI LLC, Apollo Management, Management GP and Management Holdings, the “Apollo Management Entities”). Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the managers of Principal I GP. Each of AIF VI LP, Domus LLC, Domus Co-Invest LLC, RCIV Luxembourg, RCIV LP, the Apollo Advisor Entities, the Apollo Management Entities, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of the shares of capital stock of Realogy held by Intermediate, and of the shares of Common Stock of Holdings not held of record by them, except to the extent of any pecuniary interest therein. The address of AIF VI LP, Domus LLC, Domus Co-Invest LLC and each of the Apollo Advisor Entities is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of RCIV Luxembourg is 44, Avenue John F. Kennedy, L-1885, Luxembourg. The address of RCIV LP is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of each of the Apollo Management Entities, and of Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019. The amount reported as beneficially owned does not include 6,769,225 shares of Common Stock (including 2,606,906 shares of Class B Common Stock held outright, 4,557,319 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of February 27, 2012, and 105,000 shares of Class A Common Stock subject to vesting under a restricted stock agreement) beneficially owned by certain of our directors, executive officers and other members of our management, for which AIF VI LLC, Domus LLC, RCIV Luxembourg and RCIV LP have voting power and the power to cause the sale of such shares under certain circumstances pursuant to the Management Investor Rights Agreement (as defined below).

(3)
Includes 2,000,000 shares of Class A Common Stock issuable upon currently exercisable options but does not include 3,000,000 shares of Class A Common Stock that are issuable upon the exercise of options that remain subject to vesting. On February 24, 2012, Mr. Silverman resigned from his employment and all of his positions with Apollo and its subsidiaries and also resigned from all of his positions with Holdings and Realogy, all effective March 15, 2012. Mr. Silverman no longer holds any options for Class A Common Stock.

(4)
Includes 778,125 shares of Class A Common Stock issuable upon currently exercisable options. Does not include an additional 2,873,961 shares of Class A Common Stock issuable upon the exercise of options that are not yet exercisable, including 62,318 options that will vest within 60 days of February 27, 2012 but will not become exercisable until the first anniversary of a Qualified Public Offering.

(5)
Includes 187,500 shares of Class A Common Stock issuable upon currently exercisable options. Does not include an additional 896,214 shares of Class A Common Stock issuable upon the exercise of options that are not yet exercisable, including 38,542 options that will vest within 60 days of February 27, 2012 but will not become exercisable until the first anniversary of a Qualified Public Offering.

(6)
Includes 150,000 shares of Class A Common Stock issuable upon the exercise of currently exercisable options. Does not include an additional 664,257 shares of Class A Common Stock issuable upon the exercise of options that are not yet exercisable, including 24,745 options that will vest within 60 days of February 27, 2012 but will not become exercisable until the first anniversary of a Qualified Public Offering.

(7)
Includes 187,500 shares of Class A Common Stock issuable upon the exercise of currently exercisable options. Does not include an additional 837,051 shares of Class A Common Stock issuable upon the exercise of options that are not yet exercisable, including 31,709 options that will vest within 60 days of February 27, 2012 but will not become exercisable until the first anniversary of a Qualified Public Offering.

(8)
Includes 150,000 shares of Class A Common Stock issuable upon the exercise of currently exercisable options. Does not include an additional 715,113 shares of Class A Common Stock issuable upon the exercise of options that are not yet exercisable, including 30,619 options that will vest within 60 days of February 27, 2012 but will not become exercisable until the first anniversary of a Qualified Public Offering.

(9)
Messrs. Silverman, Becker, Kleinman and Rashid are each associated with Apollo and certain of its affiliates. Although each of Messrs. Silverman, Becker, Kleinman and Rashid may be deemed the beneficial owner of shares beneficially owned by Apollo, each of them disclaims beneficial ownership of any such shares. On February 24, 2012, Mr. Silverman resigned from his employment and all of his positions with Apollo and its subsidiaries and also resigned from all of his positions with Holdings and Realogy, all effective March 15, 2012. Mr. Silverman no longer holds any options for Class A Common Stock.

(10)
Includes 113,750 shares of Class A Common Stock issuable upon the exercise of currently exercisable options and 105,000 shares of Class A Common Stock subject to vesting under a restricted stock agreement. Does not include an additional 321,350 shares of Class A Common Stock that are issuable upon the exercise of options that remain subject to vesting.

(11)
Includes options to purchase 3,876,875 shares of Class A Common Stock issuable upon the exercise of currently exercisable options and 105,000 shares of Class A Common Stock subject to vesting under a restricted stock agreement. Does not include an additional 10,646,026 shares of Class A Common Stock issuable upon the exercise of options that are not yet exercisable, including 235,179 options that will vest within 60 days of February 27, 2012 but will not become exercisable until the first anniversary of a Qualified Public Offering.

(12)
The information in the table is based upon information furnished to us by such person on February 2, 2012 and consists of all of the shares of Class A Common Stock held by such person assuming conversion of their notes. Assuming only Paulson converts its notes, it would own approximately 70.5% of the total outstanding shares of Common Stock and approximately 32.3% of the voting power with respect to the Common Stock. Paulson & Co. Inc. holds the notes and the shares of Class A Common Stock issuable upon conversion of the notes owned by Paulson Credit Opportunities Master Ltd. (“Paulson Credit”). Paulson Credit has indicated that Paulson Management II LLC has sole voting power and investment authority with respect to the notes and shares of Class A Common Stock issuable upon conversion of the notes held by Paulson. John Paulson controls Paulson & Co. Inc. and may be deemed the beneficial owner of the notes and shares of Class A Common Stock issuable upon conversion of the notes beneficially owned by Paulson Credit but disclaims beneficial ownership of any notes or Class A Common Stock issuable upon conversion of the notes. The address for Paulson is 1251 Avenue of the Americas, 50th Floor, New York, New York 10020.

(13)
The information in the table is based upon information furnished to us by such person on February 9, 2012 and consists of all of the shares of Class A Common Stock held by such person assuming conversion of their notes. Assuming only York converts its notes, it would own approximately 34.0% of the total outstanding shares of Common Stock and approximately 9.4% of the voting power with respect to the Common Stock. Includes $1,381,500 principal amount of notes held by Jorvik Multi-Strategy Master Fund, L.P.; $10,966,500 principal amount of notes held by York Capital Management, L.P.; $30,137,000 principal amount of notes held by York Credit Opportunities Fund, L.P.; $35,240,000 principal amount of notes held by York Credit Opportunities Master Fund, L.P.; and $21,432,000 principal amount of notes held by York Multi-Strategy Master Fund, L.P. and $7,358,000 principal amount of notes held by York Event-Driven UCITS Fund (collectively, the “York Entities”). The York Entities have indicated that York Capital Management Global Advisors, LLC exercises sole voting and dispositive power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by the York Entities. James G. Dinan controls York Capital Management Global Advisors, LLC, and disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by the York Entities. The address for York is 767 Fifth Avenue, 17th Floor, New York, New York 10153.

(14)
The information in the table is based upon information furnished to us by such person on February 14, 2012 and consists of all of the shares of Class A Common Stock held by such person assuming conversion of their notes. Notes owned by Western Asset Management Company include all notes held in investment funds and separately managed client accounts for which Western Asset Management serves as investment manager, including $5,000,000 principal amount of notes held by Western Asset US High Yield Bond Fund; $5,250,000 principal amount of notes held by LM WA US HY Bond plc, $1,150,000 principal amount of notes held by Stichting Pensioen Funds DSM Nederland, $680,000 principal amount of notes held by CGCM High Yield Investments, $396,000 principal amount of notes held by Kern Country Employee’s Retirement Assoc., $5,150,000 principal amount of notes held by Western Asset Opportunistic US$ H.Y. LLC, $1,140,000 principal amount of notes held by Western Asset Strategic US$ HY LLC, $1,400,000 principal amount of notes held by Western Asset High Income Corporate Bond Fund, $3,640,000 principal amount of notes held by Western Asset Global High Yield Bond Fund, $2,000,000 principal amount of notes held by Western Asset Strategic Bond Opp. Port, $3,964,000 principal amount of notes held by Western Asset High Yield Bond Fund , $590,000 principal amount of notes held by LM WA Variable High Income Portfolio, $2,000,000 principal amount of notes held by Western Asset Managed High Income Fund Inc. (MHY), $3,687,000 principal amount of notes held by LM WA High Income Fund, $110,000 principal amount of notes held by LM WA Variable Global HY Bond Portfolio, $7,025,000 principal amount of notes held by Western Asset High Income Fund II Inc. (HIX), $420,000 principal amount of notes held by Western Asset High Income Fund Inc. (HIF), $1,310,000 principal amount of notes held by Western Asset Global High Income Fund Inc. (EHI), $1,470,000 principal amount of notes held by LM WA Global HY Bond Fund, $3,230,000 principal amount of notes held by Western Asset High Income Opportunity Fund Inc. (HIO), $770,000 principal amount of notes held by Western Asset Global Partners Income Fund Inc. (GDF), $330,000 principal amount of notes held by Blue Cross Blue Shield of Michigan, $3,035,000 principal amount of notes held by Western Asset High Yield Portfolio, $5,770,000 principal amount of notes held by John Hancock II High Yield Fund and $2,440,000 principal amount of notes held by John Hancock Variable Ins. Trust - High Yield Trust. Christopher Jacobs exercises voting and dispositive power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by Western Asset Management Company. Christopher Jacobs disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by Western Asset Management Company. The address for WAMCO is 385 E. Colorado Blvd., Pasadena, CA 91101.
Equity-Based Compensation Plans
Securities Authorized for Issuance Under Equity Compensation Plan
In connection with the closing of the Merger on April 10, 2007, the Holdings Board adopted the Stock Incentive Plan. The Stock Incentive Plan authorizes the Holdings Board, or a committee thereof, to grant unqualified stock options, rights to purchase shares of Common Stock, restricted stock, restricted stock units and other awards settleable in, or based upon, Common Stock, to directors and employees of, and consultants to, Holdings and its subsidiaries, including Realogy. On November 13, 2007, the Holdings Board amended and restated the Stock Incentive Plan to increase the number of shares of Common Stock authorized for issuance thereunder from 15 million to 20 million. The Stock Incentive Plan was further amended on November 9, 2010 and August 2, 2011, the latter amendment and restatement increasing the authorized shares for issuance under the Stock Incentive Plan by an additional 5 million shares. On February 27, 2012, the Stock Incentive Plan was further amended and restated to increase the authorized shares for issuance thereunder by an additional 20 million shares. For additional discussion of our equity compensation, see “Compensation Discussion and Analysis” and Note 12, “Stock-Based Compensation” of our consolidated financial statements included elsewhere in this prospectus. The table below summarizes the equity issuances under the Stock Incentive Plan as of December 31, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise or Vesting of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans-approved by stockholders	—		—	—
Equity compensation plans-not approved by stockholders	17,894,675	(2)	$3.98	4,270,325	(3)
_______________

(1)	Does not include 105,000 restricted shares outstanding at December 31, 2011.

(2)
In addition, of the shares of Common Stock issued and outstanding at December 31, 2011, there were 2,730,000 shares of Common Stock that had been purchased or had vested under the Stock Incentive Plan pursuant to individual subscription agreements and restricted stock awards (including shares that have been forfeited to satisfy tax withholding obligations).

(3)	Also gives effect to shares issued under the Stock Incentive Plan as described in footnote (2).

SELLING SECURITYHOLDERS
The notes were originally issued by Realogy in the Debt Exchange Offering in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Realogy to be "qualified institutional buyers," as defined by Rule 144A under the Securities Act or institutional "accredited investors" within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act.
The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and any and all of the shares of Class A Common Stock issuable upon conversion of such notes. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.
The table below sets forth, the name of each selling securityholder, the principal amount at maturity of the notes beneficially owned by such selling securityholder that may be offered pursuant to this prospectus and the number of shares of Class A Common Stock beneficially owned by such stockholders that may be offered pursuant to this prospectus. The number of shares of Class A Common Stock into which the notes are convertible is subject to adjustment under certain circumstances. Accordingly, the number of shares of Class A Common Stock issuable upon conversion of the notes and beneficially owned and offered by selling securityholders pursuant to this prospectus may increase or decrease from that set forth in the below table.
The information set forth below is based on information provided by or on behalf of the selling securityholders prior to the date hereof, and accounts for 99.75% of the $2,110,241,196 principal amount of notes. Information concerning the selling securityholders may change from time to time. The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or any shares of Class A Common Stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of Class A Common Stock that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or shares of Class A Common Stock issuable upon conversion of its notes.
Unless otherwise set forth below, none of the selling securityholders has, or has had within the past three years, any position, office or other material relationship with us or any of our affiliates or subsidiaries, other than their ownership of the notes and the Class A Common Stock issuable upon conversion thereof described below.

Name	Principal Amount of Notes Owned	% of Outstanding Notes	Class A Common Stock Issuable Upon Conversion	% of Outstanding Common Stock(1)
Advent Capital Management, LLC(2)	3,000,000	*	2,926,829	*
AllianceBernstein LP(3)	34,150,000	1.6%	32,759,485	1.5%
Citigroup Global Markets Inc(4)	697,000	*	680,000	*
Harbor Drive Fund, LP(5)	1,000,000	*	975,610	*
Havens Advisors, LLC(6)	7,700,000	*	7,282,714	*
Merrill Lynch Pierce Fenner and Smith(7)	10,653,676	*	10,393,831	*
New Generation Advisors LLC(8)	7,932,300	*	7,738,829	*
P. Schoenfeld Asset Management LP(9)	14,131,162	*	13,284,320	*
Paulson Credit Opportunities Master Ltd.(10)	493,500,000	23.4%	479,022,151	21.5%
PennantPark Investment Corporation(11)	10,000,000	*	9,267,841	*
RBS Securities Inc.(12)	2,400,000	*	2,224,282	*
RCIV Holdings (Luxembourg) S.à.r.l(13)	1,338,190,220	63.4%	1,276,938,607	57.4%
Thrivent Financial for Lutherans(14)	3,000,000	*	2,926,829	*
Western Asset Management Company(15)	61,957,000	2.9%	60,445,856	2.7%
York Capital Management(16)	106,515,000	5.0%	103,455,040	4.6%

_______________

*	Less than one percent.

(1)	Assuming conversion into Class A Common Stock of all of the outstanding notes and all of the outstanding shares of Class B Common Stock.

(2)
Comprised solely of Series A Convertible Notes. Includes $1,088,000 principal amount of notes held by Advent Convertible Arbitrage (Cayman) Fund II; $816,000 principal amount of notes held by Advent Global Opportunity Master Fund; and $1,096,000 principal amount of notes held by HFR RVA Advent Global Opportunity Master Trust (collectively, the "Advent Entities"). The Advent Entities have indicated that Tracy V. Maitland, the President and Chief Investment Officer of Advent Capital Management, LLC, controls Advent Capital Management, LLC, which exercises voting and investment power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by the Advent Entities. Tracy V. Maitland disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by the Advent Entities.

(3)
Comprised of $22,730,000 principal amount of Series A Convertible Notes and $11,420,000 principal amount of Series C Convertible Notes. Includes $2,200,000 principal amount of notes held by AllianceBernstein Global High Income Fund, Inc.; $26,560,000 principal amount of notes held by AllianceBernstein Global High Yield Portfolio; $4,182,000 principal amount of notes held by AllianceBernstein High Income Fund, Inc.; $148,000 principal amount of notes held by The AB Pooling Portfolios - AB High-Yield Portfolio; $570,000 principal amount of notes held by AllianceBernstein US High Yield Collective Trust; and $490,000 principal amount of notes held by AllianceBernstein Global High Income Open A (collectively, the "AllianceBernstein Entities"). The AllianceBernstein Entities have indicated that AllianceBernstein LP holds voting or investment power with respect to the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by the AllianceBernstein Entities. AllianceBernstein Corp is the general partner of AllianceBernstein LP AXA Financial controls AllianceBernstein Corp.

(4)
Comprised solely of Series A Convertible Notes. Citigroup Global Markets Inc. has indicated that Marc Heimowitz exercises voting or dispositive power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by Citigroup Global Markets Inc. Marc Heimowitz disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by Citigroup Global Markets Inc.

(5)
Comprised solely of Series A Convertible Notes. Harbor Drive Fund, LP has indicated that Harbor Drive Asset Management is its registered investment advisor and that C. Michael Vaughn controls Harbor Drive Asset Management and has sole voting and dispositive power with respect to the notes and the shares of Class A Common Stock issuable upon conversion of the notes. C. Michael Vaughn disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by Harbor Drive Fund, LP.

(6)
Comprised of $3,000,000 principal amount of Series A Convertible Notes and $4,700,000 principal amount of Series C Convertible Notes. Includes $3,044,000 principal amount of notes held by Havens International Enhanced Fund, Ltd.; $115,000 principal amount of notes held by Havens International Investors, Ltd.; $436,000 principal amount of notes held by Havens Partners, L.P.; $540,000 principal amount of notes held by Havens Partners Enhanced Fund, L.P.; and $3,565,000 principal amount of notes held by Lyxor/Havens International Fund Limited (collectively, the "Haven Entities"). The Haven Entities have indicated that Haven Advisors, LLC exercises voting and investment power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by the Haven Entities. The Haven Entities have also indicated that Nancy E. Havens-Hasty is the managing member of Haven Advisors, LLC. Nancy E. Havens-Hasty disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by the Haven Entities.

(7)
Comprised of $10,653,000 principal amount of Series A Convertible Notes and $676 principal amount of Series C Convertible Notes. Bank of America Corp controls Merrill Lynch Pierce Fenner and Smith and has voting and dispositive power with respect to the notes and the shares of Class A Common Stock issuable upon conversion of the notes.

(8)
Comprised of $750,000 principal amount of Series A Convertible Notes and $7,182,300 principal amount of Series C Convertible Notes. Includes $582,312 principal amount of notes held by Brandy Trust Multi Strategy NGA LLC; $174,694 principal amount of notes held by MW Special Situations LP; $1,974,569 principal amount of notes held by New Generation Limited Partnership; $4,606,631 principal amount of notes held by New Generation Turnaround Fund (Bermuda) LP; and $594,094 principal amount of notes held by Permal New Generation Turnaround Fund Ltd (collectively, the "New Generation Entities"). The New Generation Entities have indicated that New Generation Advisors LLC exercises voting and dispositive power over with respect to the notes and the shares of Class A Common Stock issuable upon conversion of the notes controlled by New Generation Advisors. George Putnam, III is the President of New Generation Advisors LLC and disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by the New Generation Entities.

(9)
Comprised of $3,846,000 principal amount of Series A Convertible Notes and $10,285,162 principal amount of Series C Convertible Notes. Includes $400,000 principal amount of notes held by Alphas Managed Accs Platform Ltd-Glbl Event UCITS Seg; $936,000 principal amount of notes held by Deutsche International Custodial Services Ltd. as Trustee of DBX Credit 3 Fund; $607,000 principal amount of notes held by Deutsche International Custodial Services Ltd. as Trustee of DBX Risk Arbitrage 5 Fund; $611,000 principal amount of notes held by HFR ED Global Master Trust; $221,000 principal amount of notes held by Institutional Benchmark Ser-IES (Master Feeder) Ltd; $287,162 principal amount of notes held by PSAM Texas Master Fund Ltd; $6,721,000 principal amount of notes held by PSAM Worldarb Master Fund Ltd; $3,207,000 principal amount of notes held by Rebound Portfolio Ltd; $209,000 principal amount of notes held by Spartan Partners LP; $167,000 principal amount of notes held by Wilshire Institutional Master Fund SPC - Wilshire PSAM Worldarb Segregated Portfolio; and $765,000 principal amount of notes held by Lyxor/PSAM Worldarb Fund Ltd. (collectively, the "PSAM Entities"). The PSAM Entities have indicated that P.

Schoenfeld Asset Management LP exercises voting and investment power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by the PSAM Entities. The PSAM Entities have also indicated that the general partner of P. Schoenfeld Asset Management LP is PSAM GP LLC, and the shareholders of PSAM GP LLC are Peter Schoenfeld and Dhan Pai. The PSAM Entities have also indicated that Peter Schoenfeld is the managing member of P. Schoenfeld Asset Management LP. Peter Schoenfeld disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by the PSAM Entities.

(10)
Comprised of $428,500,000 principal amount of Series A Convertible Notes, $15,000,000 principal amount of Series B Convertible Notes and $50,000,000 principal amount of Series C Convertible Notes. Paulson & Co. Inc. holds the notes and the shares of Class A Common Stock issuable upon conversion of the notes owned by Paulson Credit Opportunities Master Ltd. ("Paulson Credit"). Paulson Credit has indicated that Paulson Management II LLC has sole voting power and investment authority with respect to the notes and shares of Class A Common Stock issuable upon conversion of the notes held by Paulson. John Paulson controls Paulson & Co. Inc. and may be deemed the beneficial owner of the notes and shares of Class A Common Stock issuable upon conversion of the notes beneficially owned by Paulson Credit but disclaims beneficial ownership of any notes or Class A Common Stock issuable upon conversion of the notes.

(11)	Comprised solely of Series C Convertible Notes.

(12)
Comprised solely of Series C Convertible Notes. RBS Securities Inc. has indicated that Jon Weiss exercises voting and dispositive power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by RBS Securities Inc. Jon Weiss disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by RBS Securities Inc.

(13)
Comprised of $482,928,000 principal amount of Series A Convertible Notes, $269,241,220 principal amount of Series B Convertible Notes and $586,021,000 principal amount of Series C Convertible Notes. RCIV Holdings (Luxembourg) S.à.r.l ("RCIV S.à.r.l ") is an affiliate of Apollo. The sole shareholder of RCIV Luxembourg is RCIV LP. The general partner of RCIV LP is Advisors VI and the manager of RCIV LP is Management VI. The general partner of Management VI is AIF VI LLC and the sole member and manager of AIF VI LLC is Apollo Management. The general partner of Apollo Management is Management GP. The sole member and manager of Management GP is Management Holdings. The general partner of Management Holdings is Apollo Management Holdings GP. The general partner of Advisors VI is ACM VI. The sole member and manager of ACM VI is Principal I and the general partner of Principal I is Principal I GP. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the managers of Principal I GP. Each of RCIV Luxembourg, RCIV LP, the Apollo Advisor Entities, the Apollo Management Entities, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of the shares of capital stock of Realogy held by Intermediate, and of the shares of Common Stock of Holdings not held of record by them, except to the extent of any pecuniary interest therein.

(14)
Comprised solely of Series A Convertible Notes. Includes $1,430,000 principal amount of notes held by Thrivent High Yield Fund and $1,570,000 principal amount of notes held by Thrivent High Yield Portfolio, a series of Thrivent Series Fund (together, the "Thrivent Entities"). The Thrivent Entities have indicated that Thrivent Asset Management LLC is the registered investment advisor for Thrivent High Yield Fund and Thrivent Financial for Lutherans is the registered investment advisor for Thrivent High Yield Portfolio. The Thrivent Entities have also indicated that Russell Swanson exercises voting and dispositive power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by the Thrivent Entities. Russell Swanson disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by the Thrivent Entities.

(15)
Comprised solely of Series A Convertible Notes. Notes owned by Western Asset Management Company include all notes held in investment funds and separately managed client accounts for which Western Asset Management Company serves as investment manager, including $3,640,000 principal amount of notes held by Legg Mason Western Asset Global HY Bond Fund, $5,250,000 principal amount of notes held by US High Yield Bond PLC (LM), $1,150,000 principal amount of notes held by Stichting Pensioen Funds DSM Nederland, $680,000 principal amount of notes held by CGCM High Yield Investments, $396,000 principal amount of notes held by Kern Country Employee's Retirement Assoc., $5,150,000 principal amount of notes held by Western Asset Opportunistic US$ H.Y. LLC, $1,140,000 principal amount of notes held by Western Asset Strategic US$ HY LLC, $1,400,000 principal amount of notes held by Western Asset High Income Corporate Bond Fund, $3,964,000 principal amount of notes held by Western Asset Global High Yield Bond Fund, $2,000,000 principal amount of notes held by Western Asset Strategic Bond Opp. Port, $5,000,000 principal amount of notes held by Western Asset High Yield Defined Opportunity, $590,000 principal amount of notes held by LM WA Variable High Income Portfolio, $2,000,000 principal amount of notes held by Western Asset Managed High Income Fund Inc. (MHY), $3,687,000 principal amount of notes held by LM WA High Income Fund, $110,000 principal amount of notes held by LM WA Variable Global HY Bond Portfolio, $7,025,000 principal amount of notes held by Western Asset High Income Fund II Inc. (HIX), $420,000 principal amount of notes held by Western Asset High Income Fund Inc. (HIF), $1,310,000 principal amount of notes held by Western Asset Global High Income Fund Inc. (EHI), $1,470,000 principal amount of notes held by LM WA Global HY Bond Fund, $3,230,000 principal amount of notes held by Western Asset High Income Opportunity Fund Inc. (HIO), $770,000 principal amount of notes held by Western Asset Global Partners Income Fund Inc. (GDF), $330,000 principal amount of notes held by Blue Cross Blue Shield of Michigan, $3,035,000 principal amount of notes held by Western Asset High Yield Portfolio, $5,770,000 principal amount of notes held by John Hancock II High Yield Fund and $2,440,000 principal amount of notes held by John Hancock Variable Ins. Trust-High Yield Trust. Christopher Jacobs exercises voting and dispositive power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by Western Asset Management Company. Christopher Jacobs disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by Western Asset Management Company.

(16)
Comprised of $98,040,000 principal amount of Series A Convertible Notes and $9,098,000 principal amount of Series C Convertible Notes. Includes $1,381,500 principal amount of notes held by Jorvik Multi-Strategy Master Fund, L.P.; $10,966,500 principal amount of notes held by York Capital Management, L.P.; $30,137,000 principal amount of notes held by York Credit Opportunities Fund, L.P.; $35,240,000 principal amount of notes held by York Credit Opportunities Master Fund, L.P.; and $21,432,000 principal amount of notes held by York Multi-Strategy Master Fund, L.P. and $7,358,000 principal amount of notes held by York Event-Driven UCITS Fund (collectively, the "York Entities"). The York Entities have indicated that York Capital Management Global Advisors, LLC exercises sole voting and dispositive power with respect to the notes and Class A Common Stock issuable upon conversion of the notes held by the York Entities. James G. Dinan controls York Capital Management Global Advisors, LLC, and disclaims beneficial ownership of the notes and the shares of Class A Common Stock issuable upon conversion of the notes held by the York Entities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Issuance of the Notes Upon Consummation of Debt Exchange Offering; Amendment and Restatement of Certificate of Incorporation of Holdings
On January 5, 2011, Realogy, in connection with the consummation of the Debt Exchange Offering, issued $1,144 million aggregate principal amount of Series A Convertible Notes, $291 million aggregate principal amount of Series B Convertible Notes and $675 million aggregate principal amount of Series C Convertible Notes to eligible holders of Existing Notes that elected to receive notes in the Debt Exchange Offering. The notes were issued pursuant to Section 4(2) of the Securities Act only to holders who were “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D under the Securities Act. Realogy issued approximately $1,338 million, $494 million, $78 million and $63 million aggregate principal amount of notes to RCIV, Paulson, York and WAMCO – entities described in the securityholders table under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."
At the closing of the Debt Exchange Offering, Holdings' certificate of incorporation was amended and restated to provide, among other things, for two classes of Common Stock, Class A Common Stock and Class B Common Stock. Other than 105,000 shares of Class A Common Stock subject to a restricted stock award, all of the outstanding shares of Common Stock are shares of Class B Common Stock, substantially all of which are owned by Apollo. All of the Common Stock into which the notes are convertible will be shares of Class A Common Stock. Each share of Class A Common Stock has one vote per share. Each share of Class B Common Stock has 5 votes per share. The Class B Common Stock will automatically convert into Class A Common Stock on a share-for-share basis once (i) Apollo converts all of the notes it received in the Debt Exchange Offering into shares of Class A Common Stock or (ii) upon a Qualified Public Offering, provided that such conversion would not result in a change of control of Realogy under its senior secured credit facility or any of its other debt arrangements. Even if all the outstanding notes held by parties other than Apollo were converted into Class A Common Stock, Apollo would continue to control a majority of the voting power of the outstanding Common Stock.
"Qualified Public Offering" means (a) an underwritten offering of shares of Class A Common Stock by Holdings or any selling securityholders pursuant to an effective registration statement filed by Holdings with the SEC (subject to certain customary exceptions) under the Securities Act, pursuant to which the aggregate offering price of the Class A Common Stock (by Holdings and/or other selling securityholders) sold in such offering (together with the aggregate offering prices from any prior such offerings) is at least $200 million and (b) the listing of Company Class A Common Stock on the NASDAQ Global Select Market, the NASDAQ Global Market, the New York Stock Exchange or any successor exchange to the foregoing.
Assuming all outstanding notes are converted into shares of Class A Common Stock, Apollo and Paulson would beneficially own approximately 66.2% and 21.5%, respectively, of the total outstanding shares of Common Stock on an as-converted basis (not including shares of Common Stock held by management for which Apollo exercises voting power). Neither York nor WAMCO would beneficially own more than 5% of the total outstanding shares of Common Stock assuming the conversion of all the notes. However, if either of York or WAMCO converted its notes before the conversion of any other notes, it would beneficially own more than 5% of the total outstanding shares of Common Stock. See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters." In connection with the Debt Exchange Offering, each of Paulson, York and WAMCO also entered into a securityholders agreement with Realogy, Holdings and Apollo as further described below.
Apollo Securityholders Agreement
On January 5, 2011, Holdings and certain holders of Common Stock affiliated with Apollo amended and restated the Securityholders Agreement, originally dated as of April 10, 2007 (as amended and restated, the "Apollo Securityholders Agreement"), which became effective upon consummation of the Debt Exchange Offering. The Apollo Securityholders Agreement, among other things, generally sets forth the rights and obligations of Domus Co-Invest LLC-a co-investment entity formed at the time of the Merger for the purpose of owning shares of Common Stock held beneficially by certain co-investors.
The Apollo Securityholders Agreement provides that prior to a Qualified Public Offering, AIF VI, L.P., RCIV, RCIV Holdings, L.P. and Domus LLC (collectively, the "Sponsor Funds") will have preemptive rights with respect to certain offerings by Holdings or Realogy of equity securities. The Sponsor Funds' preemptive rights do not apply to the notes issued upon consummation of the Debt Exchange Offering or to the Class A Common Stock issued upon conversion thereof.

If Holdings or Realogy proposes to issue or sell any equity securities, or securities convertible into, issuable upon exercise of or exchangeable for any such equity securities (excluding the notes and Class A Common Stock issued upon conversion thereof and subject to certain customary exceptions), then the Sponsor Funds will have the right to participate in any such issuance based on its pro rata equity ownership on a fully diluted basis. The Apollo Securityholders Agreement also provides for limited preemptive rights to Domus Co-Invest LLC in any subscription of equity securities of Holdings or its subsidiaries (or securities convertible into or exchangeable for any such equity securities) by the Sponsor Funds or any affiliates thereof to which any transfers of Common Stock are made.
The Apollo Securityholders Agreement also:

•	provides for certain rights and obligations of Domus Co-Invest LLC upon any disposition of shares of Common Stock by the Sponsor Funds to any third party;

•	restricts the ability of Domus Co-Invest LLC to transfer its shares in Holdings, other than in connection with sales initiated by the Sponsor Funds;

•	provides Domus Co-Invest LLC with certain information rights; and

•
provides that the Holdings Board shall include two directors previously designated by Domus Co-Invest LLC and AIF VI, L.P. and three directors designated by the Sponsor Funds, in each case, for so long as such entity continues to own Common Stock or notes, and additional directors or non-voting observers designated pursuant to any other agreements of Holdings.

Amended and Restated Management Investor Rights Agreement
On January 5, 2011, Holdings also amended and restated its management investor rights agreement, originally dated as of April 7, 2007 (as amended and restated, the "Management Investor Rights Agreement"), which became effective upon consummation of the Debt Exchange Offering. The Management Investor Rights Agreement was entered into by and among Holdings and AIF VI LP, RCIV, RCIV Holdings, Domus LLC (collectively, the "Apollo Holders") and certain management holders (collectively, the "Management Holders").
The Management Investor Rights Agreement, among other things:

•	allows the Management Holders to participate, and grants the Apollo Holders the right to require the Management Holders to participate, in certain sales or transfers of shares of Common Stock;

•	restricts the ability of Management Holders to transfer, assign, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of Common Stock prior to a Qualified Public Offering;

•
allows Management Holders, subject to mutual indemnification and contribution rights, to include certain securities in a registration statement filed by Holdings with respect to an offering of Common Stock (i) in connection with the exercise of any demand rights by the Apollo Holders and any affiliates thereof to which any transfers of Common Stock are made (collectively, the "Apollo Group") or any other securityholder possessing such rights, or (ii) in connection with which the Apollo Group exercises "piggyback" registration rights;

•	allows Holdings and the Apollo Group to repurchase Common Stock held by Management Holders upon termination of employment or their bankruptcy or insolvency; and

•	obligates the Management Holders to abide by certain nonsolicitation, noncompetition, confidentiality and proprietary rights provisions.
The Management Investor Rights Agreement will terminate upon the earliest to occur of the dissolution of Holdings, the occurrence of any event that reduces the number of parties to the agreement to one and the consummation of a control disposition.
Paulson Securityholders Agreement
On November 30, 2010, Realogy, Holdings, Paulson and certain affiliates of Apollo (Domus LLC, RCIV Holdings, RCIV, AIF VI LP and Domus Co-Invest LLC) entered into a securityholders agreement with Paulson (the "Initial Paulson Agreement") which was subsequently amended and restated on January 5, 2011. The Paulson Securityholders Agreement became effective on January 5, 2011, upon consummation of the Debt Exchange Offering. The material terms of the Paulson Securityholders Agreement are set forth below.

Preemptive Rights
Prior to a Qualified Public Offering, Paulson has preemptive rights with respect to certain offerings by Holdings or Realogy of equity or debt. Paulson's preemptive rights shall not apply to the notes issued upon consummation of the Debt Exchange Offering or to the Class A Common Stock issued upon conversion thereof. If Holdings or Realogy proposes to issue or sell any equity securities, or securities convertible into, issuable upon exercise of or exchangeable for any such equity securities (subject to certain customary exceptions), then Paulson has the right to participate in any such issuance based on its pro rata equity ownership on a fully diluted basis. If Holdings or Realogy proposes to issue or sell debt to an affiliate of Holdings or Realogy, then Paulson has the right to participate in any such issuance up to an amount equal to the fraction of the total offering determined by dividing (i) its then owned Extended Maturity Notes (including notes that have been converted into shares of Class A Common Stock still owned by it) by (ii) the total principal amount of outstanding debt of Realogy and Holdings as of the date of the Paulson Securityholders Agreement ("Pro Rata Debt Ownership"). In addition, Realogy will use commercially reasonable efforts to allow Paulson to participate in debt financings to third parties based on Paulson's Pro Rata Debt Ownership, provided that if Apollo participates in such financing, Paulson shall also be permitted to participate in such financing to the same extent as Apollo based on their respective Pro Rata Debt Ownership at such time.
Registration Rights
Demand Rights. Paulson has two "demand" rights that allow Paulson, at any time after 36 months following the consummation of the Debt Exchange Offering, to request that Holdings undertake an underwritten public offering of its Class A Common Stock under the Securities Act so long as the estimated gross proceeds of any such underwritten public offering would be equal to or greater than $75 million, provided that if the number of Paulson's shares of Class A Common Stock originally included in Paulson's demand request is reduced to less than two-thirds of such shares in the underwritten public offering as a result of underwriter cutbacks, Paulson shall not be deemed to have used one of its demand rights. In addition, if Paulson elects to exercise its demand rights prior to a Qualified Public Offering or Holdings notifies Paulson of its intention to consummate a Qualified Public Offering, Paulson will not publicly sell any shares of Class A Common Stock from such time until the expiration of its applicable Lock-Up Period (as defined below).
Blackout Periods. Holdings has the ability to delay the filing of a registration statement in connection with an underwritten demand request for not more than an aggregate of 90 days (the "Maximum Blackout Period) in any twelve-month period, subject to certain conditions. To the extent Holdings delays the filing of a registration statement for a period in excess of the Maximum Blackout Period, it has agreed to pay liquidated damages to Paulson based on the principal amount of notes exchanged for the shares of Class A Common Stock requested to be included in such registration by Paulson.
Piggyback Registration Rights. Paulson also has unlimited "piggyback" registration rights that allow Paulson to include its Class A Common Stock in any public offering of equity securities initiated by Holdings or by any of Holdings' other stockholders that have registration rights, subject to certain customary exceptions. Such registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering and may be assigned to third parties if assigned together with a transfer by Paulson of at least $10 million aggregate principal amount of its notes or shares of Class A Common Stock issued upon conversion of such notes.
Lock-Up
If Holdings registers shares of Common Stock in an underwritten offering and if requested by the lead managing underwriter in such offering, Paulson will not sell publicly any capital stock of Holdings for a period of not more than 90 days (or up to 180 days in the case of a Qualified Public Offering), commencing on the effective date of the applicable registration statement (each, a "Lock-Up Period"), subject to certain customary exceptions. Paulson has also agreed to enter into customary lock-up agreements with the lead managing underwriter to the extent requested to do so.
Indemnification; Expenses
Holdings has agreed to indemnify Paulson and its officers, directors, employees, managers, members, partners and agents and controlling persons against any losses resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which Paulson sells shares of Class A Common Stock, unless such liability arose from Paulson's misstatement or omission, and Paulson has agreed to indemnify Holdings against all losses caused by its misstatements or omissions up to the amount of proceeds received by Paulson upon the sale of the securities giving rise to such losses. Holdings will pay all registration expenses incidental to Holdings' obligations under the Paulson

Securityholders Agreement, including a specified portion of Paulson's legal fees and expenses, and Paulson will pay any remaining legal fees and expenses and its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of Class A Common Stock under the Paulson Securityholders Agreement.
Tag-Along Rights
If at any time, prior to the consummation of a Qualified Public Offering, certain Apollo entities propose to sell or transfer 5% or more of the outstanding shares of Common Stock on a fully diluted basis to any non affiliated third party, other than in a Public Sale, then Paulson has the right, subject to certain conditions, to participate in such transfer on a pro rata basis.
"Public Sale" means any sale, occurring simultaneously with or after an initial public offering of shares of Class A Common Stock pursuant to an effective registration statement under the Securities Act, of common stock to the public pursuant to an offering registered under the Securities Act or to the public in the manner described by the provisions of Rule 144 promulgated thereunder, other than an offering relating to employee incentive plans.
Designation and Election of Directors
Until Paulson ceases to own directly or indirectly, shares of Common Stock (assuming conversion of all of its then outstanding notes) representing at least 5% of the outstanding shares of Common Stock on a fully-diluted basis, Paulson has the right to either (i) nominate one appointee to the Holdings Board or (ii) designate one non-voting observer to attend all meetings of the Holdings Board.
Consent Rights
Prior to the consummation of a Qualified Public Offering, Holdings, Intermediate and Realogy shall not declare or pay any dividends or any other distributions on capital stock or redeem or repurchase any shares of capital stock without the prior written consent of Paulson, subject to certain specified exceptions. In addition, prior to the consummation of a Qualified Public Offering, Holdings and its direct and indirect subsidiaries may not enter into any transaction or series of transactions with certain Apollo entities if such transaction involves consideration in excess of $10 million without Paulson's prior written consent, unless such transaction is (i) in connection with the Debt Exchange Offering, a preemptive event pursuant to which Paulson was given the opportunity to participate or pursuant to agreements or arrangements entered into prior to the date of the Paulson Securityholders Agreement, (ii) expressly permitted by the indentures governing the Extended Maturity Notes or (iii) not materially less favorable to Holdings or any of its direct or indirect subsidiaries than could have been obtained in a comparable transaction with an unrelated person.
Holdings may also not enter into any supplement of the indentures governing the notes that would materially adversely affect Paulson's holdings of notes for so long as Paulson owns at least 50% of the notes it received in the Debt Exchange Offering. The Paulson Securityholders Agreement also provides that without the prior written consent of Paulson, (i) Holdings shall not permit any of its direct or indirect subsidiaries to effectuate an initial public offering of common stock, (ii) Holdings shall at all times own 100% of the capital stock of Intermediate and Intermediate shall at all times own, directly or indirectly, 100% of the capital stock of Realogy and (iii) Holdings shall not engage in any business or activity other than owning shares of Intermediate and Intermediate shall not engage in any business or activity other than owning shares of Realogy.
Termination
The Paulson Securityholders Agreement will terminate upon the first to occur of (i) Holdings' dissolution, liquidation or winding-up; (ii) with respect to Paulson, when Paulson ceases to own shares of Common Stock (assuming conversion of all of its then outstanding notes) representing at least 5% of the outstanding shares of Common Stock on a fully diluted basis and (iii) with respect to each Apollo Holder, when such Apollo Holder ceases to own shares of Common Stock or notes; provided, however, that Paulson's preemptive rights and tag-along rights with respect to equity issuances will not terminate until such time that Paulson owns less than $15 million aggregate principal amount of the notes (or shares of Class A Common Stock issued upon conversion of such notes or a combination thereof) it received upon consummation of the Debt Exchange Offering.
Investor Securityholders Agreements
On January 5, 2011, Realogy, Holdings and certain affiliates of Apollo (Domus LLC, RCIV Holdings, RCIV, AIF VI LP and Domus Co-Invest LLC) entered into a securityholders agreement with each of York and WAMCO (each, a "New

Holder"), respectively (each agreement, an "Investor Securityholders Agreement"), which became effective upon consummation of the Debt Exchange Offering. Each New Holder received notes in the Debt Exchange Offering. The material terms of each Investor Securityholders Agreement are set forth below.
Preemptive Rights
Prior to a Qualified Public Offering, the New Holder has preemptive rights with respect to certain offerings by Holdings or Realogy of equity. The New Holder's preemptive rights do not apply to the notes issued upon consummation of the Debt Exchange Offering or to the Class A Common Stock issued upon conversion thereof. If Holdings or Realogy proposes to issue or sell any equity securities, or securities convertible into, issuable upon exercise of or exchangeable for any such equity securities (subject to certain customary exceptions), then each New Holder has the right to participate in any such issuance based on its pro rata equity ownership on a fully diluted basis.
Tag-Along Rights
If at any time, prior to the consummation of a Qualified Public Offering, certain Apollo entities propose to sell or transfer 5% or more of the outstanding shares of Common Stock on a fully diluted basis to any non-affiliated third party, other than in a Public Sale, the New Holder has the right, subject to certain conditions, to participate in such transfer on a pro rata basis.
Assignment
None of the rights granted to the New Holder under the Investor Securityholders Agreement may be assigned to any other party; provided that the New Holder may assign its rights under the Investor Securityholders Agreement to one of its affiliates if it provides (i) documentation reasonably acceptable to Realogy certifying such affiliate's status as a qualified institutional buyer or an institutional accredited investor and/or (ii) such other documentation or certifications as may be reasonably requested by Realogy.
Amendment
The Investor Securityholders Agreement may be amended in writing by Holdings, Realogy and Apollo; provided that, the Investor Securityholders Agreement may not be modified in a manner that is materially adverse to any New Holder without the approval of each New Holder.
Termination
The Investor Securityholders Agreement will terminate upon the first to occur of (i) Holdings' dissolution, liquidation or winding-up, (ii) the consummation of a Qualified Public Offering, (iii) with respect to each New Holder, when such New Holder, collectively with its affiliates or funds or accounts managed by it, owns less than $15 million aggregate principal amount of the notes (or shares of Class A Common Stock issued upon conversion of such notes or a combination thereof) it received in the Debt Exchange Offering and (iv) with respect to Apollo, when Apollo ceases to own shares of Common Stock or notes.
Conversion Shares Agreement
On January 5, 2011, upon consummation of the Debt Exchange Offering, Holdings and Realogy entered into an agreement pursuant to which Holdings agreed to, at Realogy's option, issue and contribute shares of Class A Common Stock to Realogy or to holders of the notes at Realogy's direction upon conversion or exchange of the notes in accordance with their terms and conditions.
Apollo Management Fee Agreement
In connection with the Merger Transactions, Apollo also entered into a management fee agreement with Realogy which will allow Apollo and its affiliates to provide certain management consulting services to us through the end of 2016 (subject to possible extension). The agreement may be terminated at any time upon written notice to us from Apollo. We will pay Apollo an annual management fee for this service up to the sum of (1) the greater of $15 million or 2.0% of our annual Adjusted EBITDA for the immediately preceding year, plus out-of-pocket costs and expenses in connection therewith, plus (2) any deferred fees (to the extent such fees were within such amount in clause (1) above originally). The 2007 management fee was capped at $10.5 million. If Apollo elects to terminate the management fee agreement, as consideration for the termination of Apollo's services under the agreement and any additional compensation to be received, we will agree to pay to Apollo the net present value of the sum of the remaining payments due to Apollo and any payments deferred by Apollo.
In addition, in the absence of an express agreement to the contrary, at the closing of any merger, acquisition, financing and similar transaction with a related transaction or enterprise value equal to or greater than $200 million, Apollo will receive a fee equal to 1% of the aggregate transaction or enterprise value paid to or provided by such entity or its stockholders (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). We agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the management fee agreement. Apollo waived any fees due to it under the management fee agreement in connection with the Debt Exchange Offering, the Senior Secured Credit Facility Amendment, the Existing First and a Half Lien Notes offering and the 2012 Senior Secured Notes Offering.
During 2011, we paid Apollo $15 million for the services rendered under this agreement during 2010. We have recognized (but have not paid) $15 million of expense related to the management fee payable for services rendered during 2011.
Co-Manager Participation in 2012 Senior Secured Notes Offering
On February 2, 2012, Realogy issued and sold $593 million aggregate principal amount of 7.625% senior secured first lien notes due 2020 and $325 million aggregate principal amount of 9.000% senior secured notes due 2020 in the 2012 Senior Secured Notes Offering. Apollo Global Securities, LLC ("AGS"), an affiliate of Apollo, acted as a co-manager in this offering. AGS is a registered limited purpose broker-dealer formed in April 2011 and a member of FINRA. In the offering, AGS received a customary initial purchaser's discount of 1.5%, which represented AGS's portion of the discounts and related commissions payable to the initial purchasers.
Related Transactions with Apollo Portfolio Companies
On June 30, 2008, Affinion Group, Inc., a company controlled by Apollo, entered into an Assignment and Assumption Agreement ("AAA") with Avis Budget Group, Wyndham Worldwide and Realogy. Prior to this transaction, Avis Budget Group, Wyndham Worldwide and we had provided certain loyalty program-related benefits and services to credit card holders of a major financial institution and received a fee from this financial institution based on spending by the credit card holders. One-half of the loyalty program was deemed a contingent asset and contingent liability under the terms of the Separation Agreement, with Realogy being responsible for 62.5% of such half or 31.25% of the assets and liabilities under the entire program. Under the AAA, Affinion Group, Inc. assumed all of the liabilities and obligations of Avis Budget Group, Wyndham Worldwide and Realogy relating to the loyalty program, including the fulfillment of the then-outstanding loyalty program points obligations. In connection with the transaction, on the June 30, 2008 closing date, as consideration for Affinion Group, Inc.'s assignment and assumption of Realogy's proportionate share (31.25%) of the fulfillment obligation relating to the loyalty program points outstanding as of the closing date, Realogy agreed to pay approximately $8 million in the aggregate, of which $2,343,750 was paid on July 1, 2008, $2,109,375 was paid on July 1, 2009, $2,031,250 was paid on June 30, 2010 and the remaining balance of $1,484,375 was paid on July 1, 2011.
The Company has entered into certain transactions in the normal course of business with entities that are owned by affiliates of Apollo. During 2011, the Company recognized revenue related to these transactions of approximately $2 million in the aggregate.
Policies and Procedures for Review of Related Party Transactions
Pursuant to their written charters, the Audit Committees must review and approve all material related party transactions, which include any related party transactions that we would be required to disclose pursuant to Item 404 of Regulation S-K promulgated by the SEC. In determining whether to approve a related party transaction, the Audit Committees will consider a number of factors including whether the related party transaction is on terms and conditions no less favorable to us than may reasonably be expected in arm's-length transactions with unrelated parties. The Audit Committees also have a written policy with respect to the approval of related party transactions. Under that policy, the Audit Committees delegated to the General Counsel or Chief Financial Officer the authority to approve certain related party transactions that do not require disclosure under Item 404 of Regulation S-K as well as related party transactions with portfolio companies of Apollo and other principal stockholders, provided the consideration to be paid or received by the portfolio company does not exceed $2.5 million and the transaction is in the ordinary course of business.

Director Independence
We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the Board of Directors be independent. However, if we were a listed issuer whose securities were traded on the New York Stock Exchange and subject to such requirements, we would be entitled to rely on the controlled company exception contained in the NYSE Listing Manual, Section 303A.00 for the exception from the independence requirements related to the majority of the Board of Directors and for the independence requirements related to our Compensation Committee. Pursuant to NYSE Listing Manual, Section 303A.00, a company of which more than 50% of the voting power is held by an individual, a group or another company is exempt from the requirements that its Board of Directors consist of a majority of independent directors and that the compensation committee (and, if applicable, the nominating committee) of such company be comprised solely of independent directors. At February 27, 2012, Apollo Management VI, L.P. beneficially owned 98.7% of the outstanding Common Stock which would qualify the Company as a controlled company eligible for exemption under the rule.
For a discussion of the independence of members of our Audit Committees, see "Management—Committees of the Board—Audit Committees."

DESCRIPTION OF OTHER INDEBTEDNESS
Senior Secured Credit Facility
General
On April 10, 2007, Realogy entered into the senior secured credit facility consisting of (i) a $3,170 million term loan facility, (ii) a $750 million revolving credit facility, (iii) a $525 million synthetic letter of credit facility and (iv) a $650 million incremental (or accordion) loan facility, which was utilized in connection with the incurrence of second lien loans, with JPMorgan Chase Bank, N.A., as administrative agent, Credit Suisse, as syndication agent, Bear Stearns Corporate Lending Inc., Citicorp North America, Inc. and Barclays Bank PLC, as co-documentation agents, and other lenders. The key terms of the senior secured credit facility are described below. Such description is not complete and is qualified in its entirety by reference to the complete text of the related credit agreement and security agreements.
The senior secured credit facility initially provided for a six-and-a-half year, $3,170 million term loan facility (consisting of a $1,950 million initial term loan facility and a $1,220 million delayed draw term loan facility). Realogy used the $1,950 initial term loan facility to finance a portion of the Merger, including, without limitation, payment of fees and expenses contemplated thereby. Realogy used the $1,220 million delayed draw term loan facility to finance the refinancing or discharge of Realogy's previously outstanding senior notes, including, without limitation, payment of fees and expenses contemplated thereby.
Following the 2011 Refinancing Transactions, the senior secured credit facility provided for a six-year, $652 million revolving credit facility, which included:

•	a $200 million letter of credit subfacility; and

•	a $50 million swingline loan subfacility.
We use the revolving credit facility for, among other things, our and our respective subsidiaries' working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments. We had $175 million of borrowings under the revolving credit facility outstanding as of December 31, 2011.
The senior secured credit facility initially provided for a six-and-a-half-year $525 million synthetic letter of credit facility which is used for: (1) the support of the obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (2) general corporate purposes in an amount not to exceed $100 million. In light of the reduction in Cendant's contingent and other liabilities, on January 5, 2011, Realogy reduced the capacity of the synthetic letter of credit facility to $187 million. At December 31, 2011, the $187 million of capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.
The senior secured credit facility initially permitted us to obtain up to $650 million of additional credit facilities from lenders reasonably satisfactory to the collateral agent and us, without the consent of the existing lenders under the senior secured credit facility. In late 2009, we incurred $650 million of Second Lien Loans, including $135 million of Second Lien Loans on a delayed draw basis. The Second Lien Loans are secured by liens on our assets and the assets of Intermediate and the Note Guarantors but such liens are junior in priority to the liens securing the senior secured credit facility. The Second Lien Loans bear interest at a rate of 13.50% per year and interest payments are payable semi-annually with the first interest payment made on April 15, 2010. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments.
Amendment to Senior Secured Credit Facility
Effective February 3, 2011, Realogy entered into the Senior Secured Credit Facility Amendment and an incremental assumption agreement, which resulted in the following:

•
certain lenders extended the maturity of a significant portion of first lien term loans, revolving commitments and synthetic letter of credit commitments to October 10, 2016, April 10, 2016, and October 10, 2016, respectively, resulting in approximately $2,424 million aggregate principal amount of extended term loans, approximately $461 million aggregate principal amount of commitments in respect of extended revolving loans and approximately $171 million aggregate principal amount of extended synthetic letter of credit commitments;

•
certain lenders simultaneously converted approximately $98 million aggregate principal amount of revolving commitments in respect of extended revolving loans to extended term loans, thereby reducing the commitments under the revolving credit facility to $652 million;

•
the net proceeds of the $700 million aggregate principal amount of Existing First and a Half Lien Notes, together with cash on hand, were used to prepay $700 million of the outstanding extended term loans, thereby reducing the aggregate principal amount of extended term loans to $1,822 million;

•	the interest rate with respect to the extended term loans was increased by 1.25% from the rate applicable to the non-extended term loans;

•	the interest rate with respect to the extended revolving loans was increased by 1.0% from the rate applicable to the non-extended revolving loans; and

•	the fee with respect to the synthetic letter of credit facility was increased by 1.25% from the fee applicable to the non-extending synthetic letter of credit facility.
The Senior Secured Credit Facility Amendment also provides for the following:

•
allows for one or more future issuances of additional senior secured notes or unsecured notes or loans to prepay Realogy's first lien term loans, to be secured on either a pari passu basis with, or junior to, its first lien obligations under the senior secured credit facility;

•
allows for one or more future issuances of additional senior secured or unsecured notes or loans to prepay Realogy's second lien loans, to be secured on a pari passu basis with, or junior to, its second lien loans under the senior secured credit facility;

•	allows for the incurrence of additional incremental term loans that are secured on a junior basis to the second lien loans in an aggregate amount not to exceed $350 million; and

•
provides that debt financing secured by a lien that is junior in priority to the first lien obligations under the senior secured credit facility (including, but not limited to, the First and a Half Lien Notes) will not, subject to certain exceptions, constitute senior secured debt for purposes of calculating the senior secured leverage ratio under the senior secured credit facility.

The extended term loans do not require any scheduled amortization of principal. The non-extended term loan facility will continue to provide for quarterly amortization payments totaling 1% per annum of the original principal amount of the non-extended term loans. Realogy repaid the outstanding non-extended term loans with a portion of the proceeds of the 2012 Senior Secured Notes Offering.
Scheduled Amortization Payments and Mandatory Prepayments
The term loan facility provides for quarterly amortization payments totaling 1% per annum of the original principal amount of our new term loan facility, with the balance payable upon the final maturity date. The synthetic letter of credit facility provides for quarterly amortization payments of 1% of the original principal amount of the synthetic letter of credit facility, with the balance payable upon the final maturity date. The extended term loans have no scheduled amortization to the maturity applicable to such extended term loans.
Mandatory prepayment obligations under our term loan facility include:

•
100% of the net cash proceeds of asset sales and dispositions in excess of certain specified amounts, subject to certain exceptions and customary reinvestment provisions; provided that, if the senior secured leverage ratio (which for this purpose includes the First and a Half Lien Notes in the calculation of such ratio) is less than or equal to 2.5 to 1.0, we may retain up to $200 million of asset sale proceeds;

•
if our senior secured leverage ratio (which for this purpose includes the First and a Half Lien Notes in the calculation of such ratio) exceeds 3.25 to 1.0, 50% of our excess cash flow (reducing to 25% if our senior secured leverage ratio is greater than 2.5 to 1.0 but less than or equal to 3.25 to 1.0 and to 0% if our senior secured leverage ratio is less than or equal to 2.5 to 1.0); and

•
if our senior secured leverage ratio (which for this purpose includes the First and a Half Lien Notes in the calculation of such ratio) exceeds 2.5 to 1.0, 100% of the net cash proceeds received from issuances of debt, subject to certain exclusions including certain debt permitted to be incurred under the senior secured credit facility.

Voluntary Prepayments and Reduction and Termination of Commitments
We are able to prepay loans and permanently reduce the loan commitments under the senior secured credit facility at any time without premium or penalty, subject to the payment of customary LIBOR breakage costs, if any. The revolving loan commitment may not be reduced to less than the outstanding balance of loans and letter of credit obligations under such commitment on the date of such reduction. In addition, we may terminate the senior secured credit facility without paying a premium or penalty upon prior written notice and, in some cases, we may revoke such notice. Upon termination, we are required to repay all obligations outstanding under the senior secured credit facility and to satisfy all outstanding letter of credit obligations.
Interest, Applicable Margins and Fees
The interest rates with respect to non-extended term loans to us under the senior secured credit facility are based on, at our option, (a) adjusted LIBOR plus 3.0% or (b) the higher of the Federal Funds Effective Rate plus 0.5% and JPMorgan Chase Bank, N.A.'s prime rate ("ABR") plus 2.0%. The interest rates with respect to extended term loans are based on, at our option, (a) adjusted LIBOR plus 4.25% or (b) ABR plus 3.25%; provided that if at any point non-extended first lien term loans are extended and the effective yield of the newly extended term loans is higher than the effective yield of the extended term loans, the interest rate with respect to the Extended Term B Loans will be increased so as to match the effective yield of the newly extended term loans.
The interest rates with respect to borrowings under the non-extended revolving credit facility are based on, at our option, adjusted LIBOR plus 2.25% or ABR plus 1.25% in each case subject to adjustment based on the attainment of certain leverage ratios. The interest rates with respect to borrowings under our extended revolving credit facility are based on, at our option, adjusted LIBOR plus 3.25% or ABR plus 2.25%; provided that if at any point non-extended revolving commitments are extended and the effective yield of the newly extended revolving loans is higher than the effective yield of the existing extended revolving loans, the interest rate with respect to such loans will be increased so as to match the effective yield of the newly extended revolving loans.
Following and during the continuance of an event of default, overdue amounts owing under our senior secured credit facility will bear interest at a rate per annum equal to the rate otherwise applicable thereto (or the rate applicable to ABR loans, in the case of any other amounts other than principal) plus an additional 2.0%.
We have the option of requesting that loans be made as LIBOR loans, converting any part of outstanding base rate loans (other than swingline loans) to LIBOR loans and converting any outstanding LIBOR loan to a base rate loan, subject to the payment of LIBOR breakage costs. With respect to LIBOR loans, interest is payable in arrears at the end of each applicable interest period, but in any event at least every three (3) months. With respect to base rate loans, interest is payable on the last business day of each fiscal quarter. In each case, calculations of interest are based on a 360-day year (or 365 or 366 days, as the case may be, in the case of loans based on the agent's prime or base rate and actual days elapsed).
The revolving credit facility requires us to pay the respective participating lenders a quarterly commitment fee initially equal to 0.50% per annum of the average daily amount of undrawn commitments under such facility during the preceding quarter, subject to adjustment based upon attainment of certain leverage ratios.
The letter of credit subfacility and the synthetic letter of credit facility require us to pay the respective issuing banks a fronting fee (payable quarterly) for each outstanding letter of credit equal to 0.125% per annum of the daily stated amount of such letter of credit.
The letter of credit subfacility requires us to pay lenders under the revolving credit facility a letter of credit fee (payable quarterly) on the aggregate daily face amount of the outstanding letters of credit under the revolving credit facility equal to the applicable LIBOR margin for revolving credit loans stated above.
The synthetic letter of credit facility requires us to pay lenders under the synthetic letter of credit facility (i) a participation fee (payable quarterly) on the average daily amount of credit-linked deposits supporting the synthetic letters of credit equal to the applicable LIBOR margin for term loans stated above and (ii) an additional fee (payable quarterly) of 0.125% per annum (or as otherwise agreed with the issuing lender) on the average daily amount of such credit-linked deposits. The participation fee with respect to credit-linked deposits supporting the extended commitments under the synthetic letter of credit facility (the "Extended Synthetic Commitments") is equal to 4.25% per annum; provided that if at any point non-extended synthetic letter of credit commitments are extended and the participation fee in respect of such newly extended commitments is higher than the participation fee with respect to the Extended Synthetic Commitments, the participation fee with respect to the Extended Synthetic Commitments will be increased accordingly.
Guarantees and Collateral
Realogy's obligations under the senior secured credit facility and under any interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof are guaranteed by our parent, Intermediate, and by each of Realogy's existing and subsequently acquired or organized domestic subsidiaries, subject to certain exceptions.
The senior secured credit facility is secured to the extent legally permissible by substantially all of the assets of (i) Intermediate which consists of a perfected first-priority pledge of all of our capital stock and (ii) Realogy and the subsidiary guarantors, including, but not limited to: (a) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary and certain holding companies that hold the stock of first-tier foreign subsidiaries, is limited to 65% of the voting stock of such entity) and (b) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.
Covenants
The senior secured credit facility contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facility include, among other things, limitations (none of which are absolute) on our ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of our indebtedness;

•	make loans or investments (including acquisitions);

•	incur additional indebtedness;

•	grant liens;

•	enter into sale-leaseback transactions;

•	modify the terms of certain debt;

•	restrict dividends from our subsidiaries;

•	change our business or the business of our subsidiaries;

•	merge or enter into acquisitions;

•	sell our assets; and

•	enter into transactions with our affiliates.
In addition, the senior secured credit facility requires us to maintain a maximum senior secured leverage ratio, effective as of the last day of each quarter. Specifically our first-lien secured debt (net of unrestricted cash and permitted investments) to trailing four quarter EBITDA (as such term is defined in the senior secured credit facility), calculated on a "pro forma" basis pursuant to the senior secured credit facility, may not exceed 4.75 to 1.0. The calculation of the senior secured leverage ratio covenant does not include debt that is not first-priority secured debt, such as the First and a Half Lien Notes, which are effectively junior to the first lien obligations under the senior secured credit facility to the extent of the value of the assets securing such debt, the Second Lien Loans, or unsecured debt, such as the Unsecured Notes. For the twelve months ended December 31, 2011, we were in compliance with the senior secured leverage ratio covenant with a ratio of 4.44 to 1.0. After giving effect to the 2012 Senior Secured Notes Offering, our senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011.
To maintain compliance with the senior secured leverage ratio for the twelve-month periods ending March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 (or to avoid an event of default thereof), the Company will need to achieve a certain amount of Adjusted EBITDA and/or reduced levels of total senior secured net debt. The factors that will impact the foregoing include: (a) changes in sales volume and/or the price of existing homesales, (b) the ability to continue to implement cost-savings and business productivity enhancement initiatives, (c) increasing new franchise sales, sales associate recruitment and/or brokerage and other acquisitions, (d) obtaining additional equity financing from our parent company, (e) obtaining additional debt or equity financing, or (f) a combination thereof. Factors (b) through (e) may be insufficient to overcome macroeconomic conditions affecting the Company.

Based upon the Company’s financial forecast, the Company believes that it will continue to be in compliance with the senior secured leverage ratio covenant during the next twelve months. While the housing market has shown signs of stabilization, there remains substantial uncertainty with respect to the timing and scope of a housing recovery and if a housing recovery is delayed or is weak, we may be subject to additional pressure in maintaining compliance with our senior secured leverage ratio.
Events of Default
Events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement governing the senior secured credit facility) and cross-events of default on material indebtedness.
First Lien Notes and New First and a Half Lien Notes
On February 2, 2012, Realogy issued $593 million aggregate principal amount First Lien Notes and $325 million aggregate principal amount of New First and a Half Lien Notes in a private offering exempt from the registration requirements of the Securities Act.
The First Lien Notes and New First and a Half Lien Notes are secured senior obligations of the Company and will mature on January 15, 2020. The First Lien Notes bear interest at a rate of 7.625% per annum, and the New First and a Half Lien Notes bear interest at a rate of 9.0% per annum. Interest on each of the First Lien Notes and New First and a Half Lien Notes is payable semi-annually to holders of record at the close of business on January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year, commencing July 15, 2012.
The First Lien Notes and New First and a Half Lien Notes are jointly and severally guaranteed by each of Realogy's existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions and by Intermediate on a senior secured basis, and by Holdings on an unsecured senior subordinated basis.
The First Lien Notes, the New First and a Half Lien Notes and guarantees thereof (other than the guarantees by Holdings) have the benefit of liens on substantially all of Realogy's, Intermediate's and the Note Guarantors' tangible and intangible assets that secure Realogy's outstanding senior secured indebtedness. The First Lien Notes, the New First and a Half Lien Notes and guarantees thereof are not secured by the assets of non-guarantor subsidiaries. The priority of the collateral liens securing the First Lien Notes is equal to all senior priority liens, including those securing Realogy's first lien obligations under the senior secured credit facility. The priority of the collateral liens securing the New First and a Half Lien Notes is effectively junior to all senior priority liens including those securing Realogy's first lien obligations under its senior secured credit facility and the First Lien Notes, equal to the liens securing the Existing First and a Half Lien Notes and senior to all junior priority liens including those securing Realogy's second lien obligations under the senior secured credit facility.
On or after January 15, 2016, Realogy may redeem each of the First Lien Notes and New First and a Half Lien Notes at its option at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on January 15 of the years set forth in the applicable table below:
First Lien Notes

Period	Redemption Price
2016	103.813%
2017	101.906%
2018 and thereafter	100.000%
New First and a Half Lien Notes

Period	Redemption Price
2016	104.500%
2017	102.250%
2018 and thereafter	100.000%

In addition, prior to January 15, 2016, Realogy may redeem each of the First Lien Notes and the New First and a Half Lien Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of such First Lien Notes and the New First and a Half Lien Notes redeemed plus a "make whole" premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
Notwithstanding the foregoing, at any time and from time to time on or prior to January 15, 2015, Realogy may redeem in the aggregate up to 35% of the original aggregate principal amount of the First Lien Notes (calculated after giving effect to any issuance of additional First Lien Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than Disqualified Stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 107.625%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the original aggregate principal amount of the First Lien Notes (calculated after giving effect to any issuance of additional First Lien Notes) remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days' notice mailed (or electronically transmitted) to each holder of First Lien Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture governing the First Lien Notes. Notice of any redemption upon any equity offering may be given prior to the completion thereof, and any such redemption or notice may, at Realogy 's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related equity offering.
Notwithstanding the foregoing, at any time and from time to time on or prior to January 15, 2015, Realogy may redeem, in the aggregate up to 35% of the original aggregate principal amount of the New First and a Half Lien Notes (calculated after giving effect to any issuance of additional New First and a Half Lien Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than Disqualified Stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 109.000%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the original aggregate principal amount of the New First and a Half Lien Notes (calculated after giving effect to any issuance of additional New First and a Half Lien Notes) remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days' notice mailed (or electronically transmitted) to each holder of New First and a Half Lien Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture governing the New First and a Half Lien Notes. Notice of any redemption upon any equity offering may be given prior to the completion thereof, and any such redemption or notice may, at Realogy's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related equity offering.
Covenants
The indentures governing the First Lien Notes and the New First and a Half Lien Notes contain various covenants that limit Realogy and its restricted subsidiaries' ability to, among other things:

•	incur or guarantee additional indebtedness, or issue disqualified stock or preferred stock;

•	pay dividends or make distributions to its stockholders;

•	repurchase or redeem capital stock;

•	make investments or acquisitions;

•	incur restrictions on the ability of certain of its subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of its assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is subordinated in right of payment to the First Lien Notes and the New First and a Half Lien Notes.

These covenants are subject to a number of important exceptions and qualifications. In addition, for so long as either of the First Lien Notes and the New First and a Half Lien Notes have an investment grade rating from both Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc. and no default has occurred and is continuing under the applicable indenture, Realogy will not be subject to certain of the covenants listed above with respect to the First Lien Notes and the New First and a Half Lien Notes.
Events of Default
The indentures governing the First Lien Notes and the New First and a Half Lien Notes also provide for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the First Lien Notes and the New First and a Half Lien Notes to become or to be declared due and payable.
Change of Control
Upon the occurrence of a change of control, as defined in the indentures governing the First Lien Notes and the New First and a Half Lien Notes, Realogy must offer to repurchase each of the First Lien Notes and the New First and a Half Lien Notes at 101% of the applicable principal amount, plus accrued and unpaid interest and additional interest, if any, to the repurchase date.
Existing First and a Half Lien Notes
On February 3, 2011, Realogy issued $700 million aggregate principal amount of Existing First and a Half Lien Notes in a private offering exempt from the registration requirements of the Securities Act.
The Existing First and a Half Lien Notes are senior secured obligations of Realogy and will mature on February 15, 2019. The Existing First and a Half Lien Notes bear interest at a rate of 7.875% per annum, payable semi-annually to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment dates of February 15 and August 15 of each year.
The Existing First and a Half Lien Notes are jointly and severally guaranteed by each of Realogy's existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions and by Intermediate on a senior secured basis, and by Holdings on an unsecured senior subordinated basis.
The Existing First and a Half Lien Notes and guarantees thereof (other than the guarantee by Holdings) have the benefit of a lien on substantially all Realogy's, Intermediate's and the Note Guarantors' tangible and intangible assets that secure Realogy's first lien obligations under its senior secured credit facility and that secure Realogy's obligations under the First Lien Notes. The priority of the collateral liens securing the Existing First and a Half Lien Notes is effectively junior to all senior priority liens including those securing Realogy's first lien obligations under the senior secured credit facility and the First Lien Notes, equal to all other of Realogy's obligations secured by a lien of equal priority to the New First and a Half Lien Notes and senior to all junior priority liens including those securing Realogy's second lien obligations under the senior secured credit facility.
On or after February 15, 2015, Realogy may redeem the Existing First and a Half Lien Notes at its option at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth in the applicable table below:

Period	Redemption Price
2015	103.938%
2016	101.969%
2017 and thereafter	100.000%
In addition, prior to February 15, 2015, Realogy may redeem the Existing First and a Half Lien Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Existing First and a Half Lien Notes redeemed plus a "make whole" premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to February 15, 2014, Realogy may redeem in the aggregate up to 35% of the original aggregate principal amount of the Existing First and a Half Lien Notes (calculated after giving effect to any issuance of additional First and a Half Lien Notes) with the net cash proceeds of one or more equity offerings (1) by Realogy or (2) by any direct or indirect parent of Realogy, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of Realogy or used to purchase capital stock (other than Disqualified Stock) of Realogy from it, at a redemption price (expressed as a percentage of the principal amount thereof) of 107.875%, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the original aggregate principal amount of the Existing First and a Half Lien Notes (calculated after giving effect to any issuance of additional First and a Half Lien Notes) remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such equity offering is consummated upon not less than 30 nor more than 60 days' notice mailed (or electronically transmitted) to each holder of Existing First and a Half Lien Notes being redeemed and otherwise in accordance with the procedures set forth in the indenture governing the Existing First and a Half Lien Notes. Notice of any redemption upon any equity offering may be given prior to the completion thereof, and any such redemption or notice may, at Realogy's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related equity offering.
Upon the occurrence of a change of control, as defined in the indenture governing the Existing First and a Half Lien Notes, Realogy must offer to repurchase the Existing First and a Half Lien Notes at 101% of the principal amount, plus accrued and unpaid interest to the repurchase date.
Covenants
The indenture governing the Existing First and a Half Lien Notes contains various covenants that limit Realogy's and its restricted subsidiaries' ability to, among other things:

•	incur or guarantee additional indebtedness, or issue disqualified stock or preferred stock;

•	pay dividends or make distributions to Realogy's stockholders;

•	repurchase or redeem capital stock;

•	make investments or acquisitions;

•	incur restrictions on the ability of certain of its subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of its assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is subordinated in right of payment to the Existing First and a Half Lien Notes.
In addition, the indenture governing the Existing First and a Half Lien Notes contains covenants that limit the activities of Intermediate, including its ability to merge or consolidate with other companies or transfer all or substantially all of its assets.
These covenants are subject to a number of important exceptions and qualifications. In addition, for so long as the Existing First and a Half Lien Notes have an investment grade rating from both Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc. and no default has occurred and is continuing under the indenture governing the Existing First and a Half Lien Notes, Realogy will not be subject to certain of the covenants listed above.
Other Bank Indebtedness
Realogy has separate revolving U.S. credit facilities under which it can borrow up to $125 million and a separate U.K. credit facility under which it can borrow up to £5 million. For the year ended December 31, 2011, the weighted average interest rate was 2.9% under the U.S. credit facilities and 2.5% under the U.K. credit facility with interest payable either monthly or quarterly. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility a portion of which are issued under our synthetic letter of credit facility. The facilities generally have a one-year term with certain options for renewal, though one facility has a term expiring in January 2013. As of December, 2011, Realogy had outstanding borrowings of $133 million under these facilities with $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013.
Unsecured Notes
Existing Notes
On April 10, 2007, Realogy issued $1,700 million aggregate principal amount of 10.50% Senior Notes, $550 million aggregate principal amount of Senior Toggle Notes and $875 million aggregate principal amount of 12.375% Senior Subordinated Notes in an offering exempt from the registration requirements of the Securities Act.
On January 5, 2011, Realogy settled the Debt Exchange Offering to exchange its Existing Senior Notes and the 12.375% Senior Subordinated Notes for the Extended Maturity Notes and the notes. On the settlement date of the Debt Exchange Offering, Realogy issued:

•
$492 million aggregate principal amount of 11.50% Senior Notes and $1,144 million aggregate principal amount of Series A Convertible Notes in exchange for $1,636 million aggregate principal amount of outstanding 10.50% Senior Notes;

•
$130 million aggregate principal amount of 12.00% Senior Notes and $291 million aggregate principal amount of Series B Convertible Notes in exchange for $421 million aggregate principal amount of outstanding Senior Toggle Notes; and

•
$10 million aggregate principal amount of 13.375% Senior Subordinated Notes and $675 million aggregate principal amount of Series C Convertible Notes in exchange for $685 million aggregate principal amount of outstanding 12.375% Senior Subordinated Notes.

Following the completion of the Debt Exchange Offering, there were $64 million aggregate principal amount of 10.50% Senior Notes outstanding, $49 million aggregate principal amount of Senior Toggle Notes outstanding and $190 million aggregate principal amount of 12.375% Senior Subordinated Notes outstanding.
The 10.50% Senior Notes that remain outstanding are unsecured senior obligations of Realogy and will mature on April 15, 2014. Each 10.50% Senior Note bears interest at a rate per annum of 10.50% payable semi-annually to holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment dates of April 15 and October 15 of each year.
The Senior Toggle Notes that remain outstanding are unsecured senior obligations of Realogy and will mature on April 15, 2014. Interest on the Senior Toggle Notes is payable semi-annually to holders of record at the close of business on April 1 and October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.
For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (1) entirely in cash ("Cash Interest"), (2) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes ("PIK Interest"), or (3) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.
Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as "applicable high yield discount obligations" ("AHYDO") within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note then outstanding at the end of the accrual period ending in April 2012. The portion of a Senior Toggle Note required to be redeemed is an amount equal to the excess of the accrued original issue discount as of the end of such accrual period, less the amount of interest paid in cash on or before such date, less the first-year yield (the issue price of the debt instrument multiplied by its yield to maturity). The redemption price for the portion of each Senior Toggle Note so redeemed would be 100% of the principal amount of such portion plus any accrued interest on the date of redemption. For the periods that Realogy elected to pay PIK Interest, Realogy will be required to repay approximately $11 million in April 2012 in accordance with the indentures governing the Senior Toggle Notes.

The 12.375% Senior Subordinated Notes that remain outstanding are unsecured senior subordinated obligations of Realogy and will mature on April 15, 2015. Each 12.375% Senior Subordinated Note bears interest at a rate per annum of 12.375% payable semi-annually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.
The 12.375% Senior Subordinated Notes contain various covenants that limit Realogy's ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and senior to the 12.375% Senior Subordinated Notes;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make loans, capital expenditures or investments or acquisitions;

•	incur restrictions on the ability of certain of our subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of our assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is junior in right of payment to the 12.375% Senior Subordinated Notes.
Upon consummation of the Debt Exchange Offering, substantially all of the restrictive covenants and certain default provisions in the indentures relating to the Existing Senior Notes were eliminated.
The Existing Senior Notes are guaranteed on an unsecured senior basis, and the 12.375% Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each of Realogy's existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Existing Senior Notes are guaranteed on an unsecured senior subordinated basis by Holdings and the 12.375% Senior Subordinated Notes are guaranteed on an unsecured junior subordinated basis by Holdings.
On or after April 15, 2011, Realogy may redeem the Existing Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address (or electronically transmitted), at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 15 of the years set forth in the applicable table below:
10.50% Senior Notes

Period	Redemption Price
2012	102.625%
2013 and thereafter	100.000%
Senior Toggle Notes

Period	Redemption Price
2012	102.750%
2013 and thereafter	100.000%
12.375% Senior Subordinated Notes

Period	Redemption Price
2012	104.125%
2013 and thereafter	100.000%

In addition, prior to April 15, 2011, Realogy may redeem the Existing Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address (or electronically transmitted), at a redemption price equal to 100% of the principal amount of such Existing Notes plus the applicable premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
Upon the occurrence of a change of control, as defined in the indenture governing the terms of the 12.375% Senior Subordinated Notes, each holder of the 12.375% Senior Subordinated Notes has the right to require us to repurchase some or all of such holder's 12.375% Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.
Notwithstanding the foregoing, the indentures governing the Notes limit our ability to buy back the Existing Senior Notes until 2012 and the 12.375% Senior Subordinated Notes until 2013.
Extended Maturity Notes
On January 5, 2011, in connection with the consummation of the Debt Exchange Offering, Realogy issued $492 million aggregate principal amount of 11.50% Senior Notes, $130 million aggregate principal amount of 12.00% Senior Notes and $10 million aggregate principal amount of 13.375% Senior Subordinated Notes.
The 11.50% Senior Notes are unsecured senior obligations of the Company and will mature on April 15, 2017. The 11.50% Senior Notes bear interest at a rate of 11.50% per annum, accruing from the most recent date to which interest has been paid or provided for, payable semi-annually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.
The 12.00% Senior Notes are unsecured senior obligations of the Company and will mature on April 15, 2017. The 12.00% Senior Notes bear interest at a rate of 12.00% per annum, accruing from the most recent date to which interest has been paid or provided for, payable semi-annually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year.
The 13.375% Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and will mature on April 15, 2018. The 13.375% Senior Subordinated Notes bear interest at a rate of 13.375% per annum, accruing from the most recent date to which interest has been paid or provided for, payable semi-annually to holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date on April 15 and October 15 of each year, commencing April 15, 2011.
The indentures governing the terms of the Extended Maturity Notes contain various covenants that limit the Realogy's ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and senior to the senior subordinated notes;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	prepay, for a period of one year in the case of the Existing Senior Notes and for a period of two years in the case of the 12.375% Senior Subordinated Notes;

•	make loans, capital expenditures or investments or acquisitions;

•	incur restrictions on the ability of certain of the Company's subsidiaries to pay dividends or to make other payments to the Company;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of the Company's assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, redeem or repurchase debt that is subordinated in right of payment to the Extended Maturity Notes.

The 11.50% Senior Notes and the 12.00% Senior Notes are guaranteed on an unsecured senior basis, and the 13.375% Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each of the Company's existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The 11.50% Senior Notes and the 12.00% Senior Notes are guaranteed on an unsecured senior subordinated basis by Holdings and the 13.375% Senior Subordinated Notes are guaranteed on an unsecured junior subordinated basis by Holdings.
On June 24, 2011, Realogy completed offers of exchange notes for Extended Maturity Notes issued in the Debt Exchange Offering. The term "exchange notes" refers to the 11.50% Senior Notes due 2017, the 12.00% Senior Notes due 2017 and the 13.375% Senior Subordinated Notes due 2018, all as registered under the Securities Act, pursuant to a Registration Statement on Form S-4 (File No. 333-173254 declared effective by the SEC on May 20, 2011). Each series of the exchange notes are substantially identical in all material respects to the Extended Maturity Notes of the applicable series issued in the Debt Exchange Offering (except that the new registered exchange notes do not contain terms with respect to additional interest or transfer restrictions). Unless the context otherwise requires, the term "Extended Maturity Notes" refers to the exchange notes.
On or after April 15, 2013, the Company may redeem the Extended Maturity Notes at its option at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on April 15 of the years set forth in the applicable table below:
11.50% Senior Notes

Period	Redemption Price
2013	105.750%
2014	102.875%
2015 and thereafter	100.000%
12.00% Senior Notes

Period	Redemption Price
2013	106.000%
2014	103.000%
2015 and thereafter	100.000%
13.375% Senior Subordinated Notes

Period	Redemption Price
2013	106.688%
2014	104.458%
2015 and thereafter	100.000%
In addition, prior to April 15, 2013, the Company may redeem such Extended Maturity Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of such Extended Maturity Notes redeemed plus a "Make-Whole" premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date.
At any time and from time to time on or prior to April 15, 2013, the Company may redeem in the aggregate up to 100% of the original aggregate principal amount of the 11.50% Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price of 111.500% plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date.
At any time and from time to time on or prior to April 15, 2013, the Company may redeem in the aggregate up to 100% of the original aggregate principal amount of the 12.00% Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price of 112.000% plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date.

At any time and from time to time on or prior to April 15, 2013, the Company may redeem in the aggregate up to 100% of the original aggregate principal amount of the 13.375% Senior Subordinated Notes with the net cash proceeds of one or more equity offerings at a redemption price of 113.375% plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date.
Upon the occurrence of a change of control, as defined in each of the indentures governing the terms of the Extended Maturity Notes, each holder of the Extended Maturity Notes has the right to require us to repurchase some or all of such holder's Extended Maturity Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.
Securitization Obligations
The Company has secured obligations through Apple Ridge Funding LLC, a securitization program which was due to expire in April 2012. On December 14, 2011, the Company entered into agreements to amend and extend the existing Apple Ridge Funding LLC securitization program. The maturity date has been extended until December 2013. The maximum borrowing capacity remained at $400 million.
In 2010, the Company through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in the Company's senior secured credit facility and the indentures governing the Unsecured Notes. The total amount outstanding on these facilities was $31 million at December 31, 2011.
The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of the Company's relocation business in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay the Company's general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of the Company's senior secured leverage ratio under our senior secured credit facility if uncured, and cross-defaults to our credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.
Certain of the funds that the Company receives from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $366 million of underlying relocation receivables and other related relocation assets at December 31, 2011. Substantially all relocation related assets are realized in less than twelve months from the transaction date.
Interest incurred in connection with borrowings under these facilities amounted to $6 million for the year ended December 31, 2011. This interest is recorded within net revenues in the accompanying Condensed Consolidated Statements of Operations as related borrowings are utilized to fund our relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 2.1% for the year ended December 31, 2011.

DESCRIPTION OF THE NOTES
The following description is a summary of the material provisions of the notes (as defined below) and the indenture relating thereto (the "indenture"). This summary is subject to and is qualified by reference to all the provisions of the indenture and the form of the notes, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, defines the rights of a holder of notes. Copies of the indenture may be obtained from us upon request when available. As used in this "Description of the Notes" section, (i) the term "Issuer" refers only to Realogy and not any of its subsidiaries and (ii) the term "Holdings" refers to Domus Holdings Corp., a Delaware corporation and the indirect parent of Realogy.
General
The notes are general unsecured indebtedness of the Issuer. The Issuer's payment obligations under the notes are subordinated to its Senior Indebtedness and effectively subordinated to all of the indebtedness and other liabilities of its non-Note Guarantor subsidiaries as described under "-Subordination of the Notes." The notes are convertible into Class A common stock of Holdings, par value $0.01 per share (the "Class A Common Stock") as described under "-Conversion of the Notes."
The notes are guaranteed, and, with respect to future subsidiaries, will be guaranteed (each, a "Note Guarantee"), by each current and future subsidiary that guarantees the 13.375% Senior Subordinated Notes (each, a "Note Guarantor") on an unsecured senior subordinated basis. The notes are also guaranteed by Holdings on an unsecured junior subordinated basis.
The 11.00% Series A Convertible Senior Subordinated Notes due 2018, 11.00% Series B Convertible Senior Subordinated Notes due 2018 and 11.00% Series C Convertible Senior Subordinated Notes due 2018 were issued under the indenture and are treated as a single class for substantially all purposes under the indenture.
The Issuer is not subject to any restrictive covenants under the indenture and, as a result, the Issuer is not restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing the Issuer's securities. Holders of the notes are not afforded protection under the indenture in the event of a highly leveraged transaction of the Issuer, or in the event of a Change of Control of the Issuer, except to the extent described below under "-Repurchase at Option of the Holder Upon a Change of Control."
Cash interest on the notes accrues at a rate of 11.00% per annum.
Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from the most recent date to which interest has been paid or duly provided for. The Issuer will pay interest semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2011, to the holders of record at the close of business on the preceding April 1 and October 1, respectively. If the Issuer designates a repurchase date following a Change of Control that is after a record date and on or prior to the corresponding interest payment date, the Issuer will pay the full amount of accrued and unpaid interest payable on such interest payment date on the notes being repurchased to, but excluding, the repurchase date to the holders of record on the corresponding record date, which may or may not be the same person to whom the Issuer will pay the repurchase price. The "Issue Date" means January 5, 2011, the date on which the notes were originally issued. The term "person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
Additional Interest is payable with respect to the notes in certain circumstances if the Issuer does not consummate the shelf registration, as provided in the registration rights agreement relating to the notes and as further described under "Registration Rights; Additional Interest" in this prospectus.
The Issuer will also pay interest on overdue principal, if any, from time to time on demand at a rate that is 2% per annum in excess of 11.00% to the extent lawful, and will pay interest on overdue installments of interest, if any, from time to time on demand at a rate that is 2% per annum in excess of 11.00% to the extent lawful.
Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or repurchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made with respect to the notes on any day that is not a business day will be made on the next succeeding business day and no Additional Interest will accrue for the period from and after the interest payment date to such next succeeding business day. The term "business day" means, with respect to any note, a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or the city in which the Trustee's principal office is located. The term "interest" as used in the indenture includes all interest, including Additional Interest, payable under the terms of the notes.
The Issuer will maintain, or cause the trustee to maintain, an office where the Issuer will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. The Issuer may pay interest by check mailed to the holder's address as it appears in the note register, provided that a holder with an aggregate principal amount in excess of $1.0 million, shall be paid, at the holder's written election, by wire transfer in immediately available funds.
However, payments to The Depository Trust Company, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.
Notes may be presented for conversion at the office of the Issuer or the conversion agent and for exchange or registration of transfer at the office of the Issuer or the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of the notes. However, the Issuer may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.
The notes do not participate in any Common Stock dividends or distributions of Holdings.
The Issuer may, to the extent permitted by law, at any time, and from time to time, repurchase notes in the open market or otherwise at any price or prices. Any notes repurchased by the Issuer may, to the extent permitted by law, be held and converted by the Issuer in accordance with the indenture or may, at the Issuer's option, be surrendered to the trustee for cancellation. Any notes repurchased by the Issuer may not be reissued or resold unless registered under the Securities Act. Any notes surrendered for cancellation will be promptly cancelled. Any notes held by the Issuer or one of the Issuer's subsidiaries will be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of noteholders.
Subordination of the Notes
The indebtedness evidenced by the notes is unsecured senior subordinated Indebtedness of the Issuer, is subordinated in right of payment to all existing and future Senior Indebtedness of the Issuer, including the First Lien Notes, the First and a Half Lien Notes and the Senior Notes, ranks equally in right of payment with all existing and future Senior Subordinated Pari Passu Indebtedness of the Issuer, including the Senior Subordinated Notes, and is senior in right of payment to all future Indebtedness of the Issuer that is by its terms subordinated to the notes. The notes are also effectively subordinated to any Secured Indebtedness of the Issuer to the extent of the value of the assets securing such Secured Indebtedness.
The indebtedness evidenced by the Note Guarantees is unsecured senior subordinated Indebtedness of the applicable Note Guarantor, is subordinated in right of payment to all existing and future Senior Indebtedness of such Note Guarantor, including such Note Guarantor's guarantees of the Existing Senior Notes, Extended Maturity Senior Notes, the First Lien Notes, and the First and a Half Lien Notes, ranks equally in right of payment with all existing and future Senior Subordinated Pari Passu Indebtedness of such Note Guarantor, including such Note Guarantor's guarantees of the Senior Subordinated Notes, and is senior in right of payment to all future Indebtedness of such Note Guarantor that is by its terms subordinated to such Senior Subordinated Note Guarantee. The Note Guarantees are also effectively subordinated to any Secured Indebtedness of the applicable Note Guarantor to the extent of the value of the assets securing such Secured Indebtedness.
The notes and the Note Guarantees are structurally subordinated to all of the existing and future liabilities and obligations (including trade payables, but excluding intercompany liabilities) of each of the Issuer's non-Note Guarantor subsidiaries.
At December 31, 2011, after giving effect to the 2012 Senior Secured Notes Offering:

1.
The Issuer and the Note Guarantors would have had approximately $7.3 billion of total Indebtedness, of which (a) approximately $5.1 billion would have constituted Senior Indebtedness, including $618 million of Senior Indebtedness under the Extended Maturity Senior Notes, $1.9 billion of Senior Indebtedness under the senior secured credit facility (without giving effect to $94 million of outstanding letters of credit under the senior secured credit facility and $172 million of undrawn availability under the revolving credit facility), $593 million of Senior Indebtedness under the First Lien Notes, $325 million of Senior Indebtedness under the New First and a Half Lien Notes, $700 million of Senior Indebtedness under the Existing First and a Half Lien Notes, $650 million of Senior

Indebtedness under the Second Lien Loans, $52 million of Senior Indebtedness under the Senior Toggle Notes, $64 million of Senior Indebtedness under the 10.50% Senior Notes and $133 million of other bank indebtedness; and (b) approximately $2.3 billion of Senior Subordinated Pari Passu Indebtedness, consisting of the 13.375% Senior Subordinated Notes, the 12.375% Senior Subordinated Notes and the notes.

2.	The Issuer and the Note Guarantors would have had no Indebtedness outstanding that is expressly subordinated to the notes or the Note Guarantees.
If any Senior Indebtedness is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11 of the United States Code or any applicable state fraudulent conveyance law, such Senior Indebtedness nevertheless will constitute Senior Indebtedness.
Only Indebtedness of the Issuer or a Note Guarantor that is Senior Indebtedness will rank senior in right of payment to the notes, or the relevant Note Guarantee in accordance with the provisions of the indenture. The notes and each Note Guarantee will in all respects rank pari passu in right of payment with all other Senior Subordinated Pari Passu Indebtedness of the Issuer and the relevant Note Guarantor, respectively.
The Issuer may not pay principal of, or interest on, or other payment obligations in respect of, the notes and may not otherwise purchase, redeem or otherwise retire any notes (except that holders may receive and retain Permitted Junior Securities) (collectively, "pay the notes") if:

(1)
a default in the payment of the principal of, premium, if any, or interest on any Designated Senior Indebtedness of the Issuer occurs and is continuing or any other amount owing in respect of any Designated Senior Indebtedness of the Issuer is not paid when due, or

(2)	any other default on Designated Senior Indebtedness of the Issuer occurs and the maturity of such Designated Senior Indebtedness of the Issuer is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash.
However, the Issuer may pay the notes without regard to the foregoing if the Issuer and the trustee receive written notice approving such payment from the Representative of all the Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (1) or (2) of the second preceding sentence) with respect to any Designated Senior Indebtedness of the Issuer pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuer may not pay the notes for a period (a "Payment Blockage Period") commencing upon the receipt by the trustee (with a copy to the Issuer) of written notice (a "Blockage Notice") of such default from the Representative of the Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (1) by written notice to the trustee and the Issuer from the person or persons who gave such Blockage Notice; (2) by repayment in full in cash of such Designated Senior Indebtedness; or (3) because the default giving rise to such Blockage Notice is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of this paragraph and in the succeeding paragraph), unless the holders of such Designated Senior Indebtedness have or the Representative of such holders has accelerated the maturity of such Designated Senior Indebtedness or a payment default exists, the Issuer may resume payments on the notes after the end of such Payment Blockage Period. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided that if any Blockage Notice is delivered to the trustee by or on behalf of the holders of Designated Senior Indebtedness of the Issuer other than the holders of Indebtedness under the Credit Agreement, a Representative of holders of Indebtedness under the Credit Agreement may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this paragraph, no default or Event of Default (as hereinafter defined) that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or Event of Default shall have been cured or waived for a period of not less than 90 consecutive days (it being understood that any subsequent action or any breach of any financial covenants for a period commencing after the date of commencement of such Payment Blockage Period that, in either case, would give rise to an

Event of Default pursuant to any provision of the Designated Senior Indebtedness under which an Event of Default previously existed or was continuing shall constitute a new Event of Default for this purpose).
Upon any payment or distribution of the assets of the Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Issuer or its property, the holders of Senior Indebtedness of the Issuer will be entitled to receive payment in full in cash of the Senior Indebtedness (including interest accruing after, or which would accrue but for, the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness, whether or not a claim for such interest would be allowed) before the holders of the notes are entitled to receive any payment, and until the Senior Indebtedness of the Issuer is paid in full in cash, any payment or distribution to which such holders would be entitled but for the subordination provisions of the indenture will be made to holders of the Senior Indebtedness of the Issuer as their interests may appear (except that holders of the notes may receive and retain Permitted Junior Securities so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the notes without violating the subordination provisions described herein). If a distribution is made to holders that due to the subordination provisions of the indenture should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness of the Issuer and pay it over to them as their interests may appear.
If payment of the notes is accelerated because of an Event of Default, the Issuer or the trustee shall promptly notify the holders of the Designated Senior Indebtedness (or their Representative) of the acceleration. If any Designated Senior Indebtedness of the Issuer is outstanding, the Issuer may not pay the notes until five business days after the Representatives of all Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the notes only if the indenture otherwise permits payment at that time.
By reason of such subordination provisions contained in the indenture, in the event of insolvency, creditors of the Issuer who are holders of Senior Indebtedness may recover more, ratably, than the holders of the notes, and creditors of the Issuer who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness.
The indenture contains substantially similar subordination provisions relating to each Note Guarantor's obligations under its Note Guarantee.
See "Risk Factors—Risks Related to the Notes, the Class A Common Stock and our Indebtedness—Your right to receive payments on the notes is junior to all of our and the Note Guarantors' senior indebtedness, including our and the Note Guarantors' obligations under the senior secured credit facility, the First Lien Notes, the First and a Half Lien Notes, the Senior Notes and other existing and future senior debt."
Note Guarantees
Each of the Issuer's direct and indirect Subsidiaries that guarantee the 13.375% Senior Subordinated Notes have jointly and severally irrevocably and unconditionally guaranteed on an unsecured senior subordinated basis (in the same manner and to the same extent that the notes are subordinated to Senior Indebtedness) the performance and punctual payment when due, whether at maturity, by acceleration, redemption or otherwise, of all obligations of the Issuer under the indenture and the notes, whether for payment of principal of, premium, if any, or interest or Additional Interest on, the notes, expenses, indemnification or otherwise (all such obligations guaranteed by the Note Guarantors being herein called the "Guaranteed Obligations"). The Note Guarantors have agreed to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the trustee or the holders in enforcing any rights under the Note Guarantees. In addition, Holdings has irrevocably and unconditionally guaranteed the notes on an unsecured junior subordinated basis.
As of and for the year ended December 31, 2011, the Issuer's Subsidiaries that are not Note Guarantors represented 7.3% of its total assets (2.8% of its total assets excluding assets of the Issuer's non-guarantor securitization entities), 4.2% of its total liabilities, (0.7% of its total liabilities excluding liabilities of its non-guarantor securitization entities), 6.5% of its net revenue (6.4% of its net revenue excluding net revenue of its non-guarantor securitization entities), (11.1)% of its income before income taxes, equity in earnings and noncontrolling interests ((10.6)% of its income before income taxes, equity in earnings and noncontrolling interests excluding income before income taxes, equity in earnings and noncontrolling interests of its non-guarantor securitization entities) and 16.5% of its EBITDA (16.1% of our EBITDA excluding EBITDA of the Issuer's non-guarantor securitization entities), in each case after intercompany eliminations.
Each Note Guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors—Risks Related to the Notes, the Class A Common Stock and our Indebtedness—Federal and state statutes allow courts, under specific circumstances, to void notes and guarantees and require holders of notes to return payments received." It is uncertain, however, whether such provision would be effective to prevent the Note Guarantees from constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The Issuer will cause each Subsidiary that guarantees the 13.375% Senior Subordinated Notes after the Issue Date to execute and deliver to the trustee a supplemental indenture pursuant to which such subsidiary will guarantee payment of the notes on the same senior subordinated basis.
The indenture includes an acknowledgment by the holders of the notes with respect to the Note Guarantee of Cartus Corporation, the parent of the Special Purpose Securitization Subsidiaries, substantially to the effect that, among other things, holders (1) do not have any rights in or to the assets of the Special Purpose Securitization Subsidiaries and (2) will not take any action to foreclose upon any equity interests of any Special Purpose Securitization Subsidiary until all amounts owed by such Special Purpose Securitization Subsidiaries under their respective financing documents have been paid.
Each Note Guarantee is a continuing guarantee and shall:

(1)	remain in full force and effect until payment in full of all the applicable Guaranteed Obligations;

(2)	subject to the next succeeding paragraph, be binding upon each such Note Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the trustee, the holders and their successors, transferees and assigns.
A Note Guarantee of a Note Guarantor under the indenture is automatically released upon:

(1)
the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Note Guarantor is no longer a subsidiary), of the applicable Note Guarantor if such sale, disposition or other transfer is made in compliance with the indenture and such Note Guarantor is released from its guarantees, if any, of all Senior Subordinated Pari Passu Indebtedness;

(2)
the release or discharge of such Note Guarantor from its guarantee of the 13.375% Senior Subordinated Notes that resulted in the obligation to guarantee the notes, if such Note Guarantor would not then otherwise be required to guarantee the notes pursuant to the indenture; or

(3)	Issuer's obligations under the indenture being discharged in accordance with the terms of the indenture.
In addition, a Note Guarantee will be automatically released upon the applicable Subsidiary ceasing to be a subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof.
The Holdings Convertible Notes Guarantee is a continuing guarantee and shall:

(1)	remain in full force and effect until payment in full of all the applicable Guaranteed Obligations;

(2)	subject to the next succeeding paragraph, be binding upon Holdings and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.
The Holdings Convertible Notes Guarantee is automatically released upon either:

(1)	the Issuer ceasing to be a Subsidiary of Holdings; provided that any such transaction occurs in compliance with the indenture, or

(2)	if the Issuer's obligations under the indenture are discharged in accordance with the terms of such indenture.
Conversion of the Notes
Subject to the provisions of the indenture, holders may convert any of their notes at any time, in whole or in part, into shares of Class A Common Stock at any time prior to the close of business on the business day immediately preceding April 15, 2018, in whole or in part, into shares of Class A Common Stock, at the conversion rates described below. A holder may convert its notes in part so long as such part is $1,000 principal amount or a multiple of $1,000.
The initial conversion rates are 975.6098 shares of Class A Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes or Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $1.025 per share, and 926.7841 shares of Class A Common Stock per $1,000 aggregate principal amount of

Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $1.079 per share. The conversion rates are subject to adjustment as provided in "-Conversion Rate Adjustments" below.
To convert its note into Class A Common Stock, a holder must do the following:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.
The date a holder complies with these requirements is the conversion date under the indenture. If a holder's interest is a beneficial interest in a global note, to convert such a note, the holder must comply with the last two requirements listed above and follow the depositary's procedures for converting a beneficial interest in a global note. A certificate, or a book-entry transfer through DTC, for the number of full shares of Class A Common Stock into which any notes are converted will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.
If the Issuer calls the notes for redemption, a holder may convert its notes only until the close of business on the business day prior to the redemption date unless the Issuer fails to pay the redemption price. If a holder has submitted its notes for repurchase upon a Change of Control, such holder may convert its notes only if it first withdraws the repurchase election in accordance with the terms of the indenture.
Upon conversion, a holder will not receive any cash payment of interest. The Issuer will not deliver fractional common shares of Holdings upon conversion of the notes. Instead, the Issuer will round up and deliver an additional share. The Issuer's delivery to the holder of the full number of shares of Class A Common Stock into which a note is convertible will be deemed to satisfy its obligation to pay the principal amount of the note and any accrued but unpaid interest, attributable to the period from the most recent interest payment date, or October 15, 2010, if no interest has been paid, to the conversion date. As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of a holder's tax treatment upon receipt of Class A Common Stock upon conversion, see "Certain United States Federal Income Tax Considerations."
Notwithstanding the preceding paragraph, if the notes are converted after a record date but prior to the next interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if the Issuer has specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if the Issuer has specified a repurchase date following a Change of Control that is after a record date but on or prior to the next interest payment date or (3) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.
Conversion Rate Adjustments
The conversion rates are subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1)	the issuance of Class A Common Stock as a dividend or distribution on Class A Common Stock;

(2)	subdivisions, splits or combinations of the Class A Common Stock;

(3)
the issuance to all or substantially all holders of Class A Common Stock of rights, warrants or options to purchase Class A Common Stock (other than pursuant to any preferred share rights plan) for a period expiring within 45 days of the record date for such distribution at a price less than (i) at such times as the Class A Common Stock is not listed on a Qualified Exchange, the applicable conversion price then in effect, and (ii) at such times as the Class A Common Stock is listed on a Qualified Exchange, the average of the closing sale price for the 10 trading days preceding the declaration date for such distribution; provided that the conversion price will be readjusted to the extent that such rights, warrants or options are not exercised. "Qualified Exchange" means the NASDAQ Global Select Market, the NASDAQ Global Market or the New York Stock Exchange or any successor exchange to the foregoing;

(4)
cash dividend or distributions to all or substantially all holders of outstanding Class A Common Stock (excluding any dividend or distribution in connection with liquidation, dissolution or winding up of Holdings) during any calendar quarter;

(5)
distributions to all or substantially all holders of Class A Common Stock of shares of Holdings' capital stock, evidences of indebtedness of Holdings or its subsidiaries, other assets or property of Holdings or rights, options or warrants to acquire capital stock of Holdings or other securities, excluding:

•	dividends, distributions, rights, options or warrants as to which an adjustment was effected pursuant to clause (1), (2) or (3) above; and

•	dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to clause (4) above;

(6)
tender offers or exchange offers by Holdings or any of its subsidiaries, to the extent that the cash and value of any other consideration included in the payment per share of Class A Common Stock exceeds (i) at such times as the Class A Common Stock is not listed on a Qualified Exchange, the applicable conversion price then in effect, and (ii) at such times as the Class A Common Stock is listed on a Qualified Exchange, the closing price of our Class A Common Stock over the 10 consecutive trading day period (the "averaging period") commencing on, and including, the trading day immediately following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer; and

(7)
the issuance of shares of Common Stock, options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities, without consideration or for consideration per share less than the Fair Market Value of the Common Stock on the date the price of such shares of Common Stock (or any such options, rights or securities) is fixed by the Issuer, excluding:

•	dividends, distributions, rights, options or warrants as to which an adjustment was effected pursuant to clause (1), (2), (3) or (5) above;

•	dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to clause (4) above;

•	shares of Common Stock issued pursuant to any equity compensation plans;

•
shares of Common Stock issued in connection with (x) the funding of an acquisition (whether by stock sale, merger, recapitalization, asset purchase or otherwise) or (y) a joint venture or strategic alliance;

•	shares of Common Stock issued in a tender offer or exchange offer by Holdings or any of its subsidiaries as to which an adjustment was effected pursuant to clause (6) above; and

•
public or broadly marketed offerings (as determined by the Holdings Board or a committee thereof) and sales of shares of Common Stock, securities convertible into shares of Common Stock or rights or warrants entitling the holder to purchase shares of Common Stock for cash, conducted on a basis consistent with offerings by public companies of similar size in their own capital raising transactions.

If any dividend or distribution described in the paragraphs above is declared but not paid or made, the new conversion rate shall be readjusted to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.
To the extent that Holdings has a rights plan in effect upon conversion of the notes into Class A Common Stock, you will receive, in addition to the Class A Common Stock, the rights under the rights plan unless the rights have separated from the Class A Common Stock at the time of conversion, in which case the conversion rate will be adjusted as if the Issuer distributed to the holders of Class A Common Stock, a portion of Holdings' assets, or debt or other securities or rights as set forth under clause (5) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of Class A Common Stock or in certain other situations requiring a conversion rate adjustment. See "Certain United States Federal Income Tax Considerations."
In the case of:

•	any recapitalization, reclassification or change of the Class A Common Stock (other than changes resulting from a subdivision or combination),

•	any consolidation, merger or combination involving Holdings,

•	any sale, lease or other transfer to a third party of all or substantially all of the consolidated assets of Holdings, or

•	any statutory share exchange,
in each case as a result of which the Class A Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at and after the effective time of the transaction, the right to convert each $1,000 principal amount of notes will be changed into a right to convert such principal amount of notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Class A Common Stock equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive (the "reference property") upon such transaction. If the transaction causes the Class A Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration, the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of the Class A Common Stock. We will notify holders of the weighted average as soon as practicable after such determination is made. We agreed in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.
The Issuer may, from time to time, increase the conversion rates if the Issuer's Board of Directors has made a determination that this increase would be in the Issuer's best interests. Any such determination by the Issuer's Board of Directors will be conclusive. In addition, the Issuer may increase the conversion rates if its Board of Directors deems it advisable to avoid or diminish any income tax to holders of Class A Common Stock resulting from any stock or rights distribution. See "Certain United States Federal Income Tax Considerations."
Optional Redemption by the Issuer
Except as specified in the following sentence, the Issuer may not optionally redeem the notes. Upon a Qualified Public Offering (as defined below) and at any time thereafter, upon at least 30 and not more than 60 days' notice by mail to the holders of the notes, the Issuer may, at the Issuer's option, redeem the notes, in whole or in part, at a redemption price, payable in cash, equal to 90% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. Notice may be delivered prior to the consummation of a Qualified Public Offering, may specify that the redemption date will be the date on which the registration statement related to the Qualified Public Offering becomes effective, shall specify that holders may convert their notes prior to redemption and shall summarize the relevant conversion procedures.
If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot or other equitable method as determined by the trustee. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the holder's notes, the converted portion will be deemed to the extent practicable to be included in the portion selected for redemption.
A "Qualified Public Offering" means an underwritten public offering of Class A Common Stock by Holdings or any selling stockholders pursuant to an effective registration statement filed by Holdings with the Securities and Exchange Commission (other than (a) a registration relating solely to an employee benefit plan or employee stock plan, a dividend reinvestment plan, or a merger or a consolidation, (b) a registration incidental to an issuance of securities under Rule 144A, (c) a registration on Form S-4 or any successor form, or (d) a registration on Form S-8 or any successor form) under the Securities Act, pursuant to which the aggregate offering price of the Class A Common Stock (by Holdings and/or other selling stockholders) sold in such offering (together with the aggregate offering prices from any prior such offerings) is at least $200 million and the listing of the Class A Common Stock on the NASDAQ Global Select Market, NASDAQ Global Market, or the New York Stock Exchange or any successor exchange to the foregoing.
Repurchase at Option of the Holder Upon a Change of Control
If a Change of Control occurs at any time prior to the maturity of the notes, a holder may require the Issuer to repurchase the holder's notes, in whole or in part, for cash on a repurchase date specified by the Issuer that is not less than 30 or more than 60 days after the date of mailing of the Issuer's notice of the Change of Control, except to the extent the Issuer had previously elected to redeem the notes as described under "-Optional Redemption by the Issuer." The notes will be repurchased only in multiples of $1,000 principal amount.
The Issuer will repurchase the notes at a cash price equal to 101% of the principal amount to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date, unless the repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest on such interest payment date to the holder of record at the close of business on the corresponding record date.
In the event that at the time of such Change of Control the terms of the Bank Indebtedness and/or other Senior Indebtedness restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing or transmission of the Issuer's notice of the Change of Control but in any event within 30 days following any Change of Control, the Issuer shall:

(1)
repay in full all Bank Indebtedness and/or such other Senior Indebtedness, or, if doing so will allow the purchase of notes, offer to repay in full all Bank Indebtedness and/or such other Senior Indebtedness, as the case may be, and repay the Bank Indebtedness and/or such other Senior Indebtedness, of each lender or holder, as the case may be, who has accepted such offer; or

(2)
obtain the requisite consent under the agreements governing the Bank Indebtedness and/or such Senior Indebtedness, to permit the repurchase of the notes as provided for in the immediately following paragraph.

In addition, other similar agreements to which the Issuer becomes a party may contain similar provisions and may directly prohibit the Issuer from purchasing the notes. See "Risk Factors—Risks Related to the Notes, the Class A Common Stock and our Indebtedness—We may be unable to purchase the notes upon a change of control."
The Issuer will mail to all record holders a notice of a Change of Control prior to the consummation of a Change of Control. The Issuer is also required to deliver to the trustee a copy of the Change of Control notice.
Such Change of Control notice shall state, among other things:

•	the events constituting a Change of Control;

•	the date of the Change of Control;

•	the last date on which a holder may exercise the purchase right, which may not be less than 45 days after the date of mailing of the Issuer's notice of the Change of Control;

•	the purchase price and date or repurchase, if applicable;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rates;

•	that the notes with respect to which a purchase notice has been given by the holder may be converted only if the holder withdraws the purchase notice in accordance with the terms of the indenture;

•	the procedures that holders must follow to require the Issuer to purchase their notes and to withdraw any surrendered notes, if applicable; and

•	the CUSIP number or numbers of the notes (if then generally in use).
If a holder elects to require the Issuer to repurchase the holder's notes, the holder must deliver to the Issuer or its designated agent, on or before the repurchase date specified in the Issuer's Change of Control notice, the holder's repurchase notice and any notes to be repurchased, duly endorsed for transfer. The Issuer may require the holder to pay any tax, assessment or other governmental charge payable as a result of any transfer or exchange of the holder's notes by reason of such repurchase.
The repurchase notice from the holder must state:

•	if certificated notes have been issued, the notes certificate numbers (or, if the holder's notes are not certificated, the holder's repurchase notice must comply with appropriate DTC procedures);

•	the notes certificate numbers;

•	the portion of the principal amount of the holder's notes to be repurchased, which must be in $1,000 multiples; and

•	that the holder's notes are to be repurchased by the Issuer pursuant to the applicable provisions of the notes and the indenture.
A holder may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•
if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the holder's notes are not certificated, the holder's withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.
Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.
This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.
In addition, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.
Notes repurchased by the Issuer pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and canceled at the option of the Issuer. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.
The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.
The Issuer has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer could decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuer's capital structure or credit rating.
The occurrence of events that would constitute a Change of Control would constitute a default under the Credit Agreement. Future Bank Indebtedness, the Extended Maturity Senior Notes or other Senior Indebtedness of the Issuer may contain prohibitions on certain events that would constitute a Change of Control or require such Bank Indebtedness or Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuer to repurchase the notes could cause a default under such Bank Indebtedness or Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer's ability to pay cash to the holders upon a repurchase may be limited by the Issuer's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors—Risks Related to the Notes, the Class A Common Stock and our Indebtedness—We may be unable to purchase the notes upon a change of control."
The definition of "Change of Control" includes a phrase relating to the sale, lease or transfer of "all or substantially all" the assets of the Issuer and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase notes as a result of a sale, lease or transfer of less than all of the assets of the Issuer and its subsidiaries taken as a whole to another person or group may be uncertain.

Merger and Sale of Assets by the Issuer
The indenture provides that the Issuer may not consolidate with or merge with or into any other person or sell, convey, transfer or lease all or substantially all of its properties and assets to another person, unless among other things:

•
the Issuer is the surviving person, or the resulting, surviving or transferee person, if other than the Issuer, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes, by supplemental indenture satisfactory in form and substance to the trustee, all of the Issuer's obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no Event of Default, and no event which, after notice or passage of time or both, would become an Event of Default; and

•
the Issuer has delivered to the trustee an officers' certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

When a person described above assumes the Issuer's obligations in such circumstances, subject to certain exceptions, the Issuer shall be discharged from all obligations under the notes and the indenture.
Events of Default; Notice and Waiver
The following will be "Events of Default" under the indenture:

(1)
failure to pay principal or premium, if any, when due at maturity, upon redemption, repurchase, declaration or otherwise on the notes, whether or not the payment is prohibited by subordination provisions of the indenture;

(2)
failure to pay any interest (including any Additional Interest) on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

(3)	default in the Issuer's obligation to deliver shares of Class A Common Stock or other property upon conversion of the notes, and such failure continues for a period of 5 days;

(4)	failure to provide notice of the occurrence of a Change of Control on a timely basis and such failure continues for a period of 5 days;

(5)	failure by the Issuer or any Restricted Subsidiary to comply with the covenant described under "-Merger and Sale of Assets by the Issuer" above;

(6)
failure by the Issuer or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Subsidiary of the Issuer) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $100.0 million or its foreign currency equivalent;

(7)
failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $100.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days following the entry thereof;

(8)
failure to perform or observe any of the covenants in the indenture (other than those separately addressed by clauses (1) - (5) above) for 60 days after written notice to the Issuer from the trustee (or to the Issuer and the trustee from holders of at least 25% in principal amount of the outstanding notes);

(9)
any Note Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any Note Guarantor that qualifies as a Significant Subsidiary (or one or more Note Guarantors that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary) denies or disaffirms its obligations under the indenture or any Note Guarantee and such default continues for 10 days; or

(10)	certain events involving bankruptcy, insolvency or reorganization of Holdings, the Issuer or a Significant Subsidiary.
If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the trustee or the holders of at least 25% in principal amount of outstanding notes by notice to the Issuer may declare the principal of, premium, if any, and accrued but unpaid interest on all the notes to be due and payable; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five business days after the giving of written notice to the Issuer and the Representative under the Credit Agreement and (2) the day on which any Bank Indebtedness is accelerated. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holders. In the event of non-payment defaults, the holders of a majority in principal amount of outstanding notes may rescind any such acceleration and its consequences.
In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the trustee or the holders of the notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer's Certificate to the trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the notes as described above be annulled, waived or rescinded upon the happening of any such events.
Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture for the notes at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding notes of such series have requested the trustee to pursue the remedy,

(3)	such holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense,

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.
Subject to certain restrictions, the holders of a majority in principal amount of outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
The indenture provides that if a Default occurs and is continuing and is actually known to a trust officer of the trustee, the trustee must mail or electronically transmit to each holder of the notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on the notes, the trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Issuer is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any event that would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.
Rule 144A Information
Holdings and the Issuer will furnish to the holders, beneficial holders and prospective purchasers of the notes issued on the Settlement Date and the Class A Common Stock into which the notes are convertible, upon their request, the information, if any, required by Rule 144A(d)(4) under the Securities Act until such time as these securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act.

Reports
We shall deliver to the trustee copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after we file such reports, information and documents with the SEC. All required reports, information and documents referred to in this paragraph shall be deemed to be delivered to the trustee at the time such reports, information and documents are publicly filed with the SEC via the EDGAR filing system (or any successor system).
Modification and Waiver
The notes may generally be amended or supplemented or compliance therewith waived with the consent of holders of 66 2/3% of the aggregate principal amount of outstanding notes (with notes held by Affiliates of the Issuer eligible to consent to the extent permitted by applicable law), except every affected holder of notes must consent to:

•	reduce the required percentage of the notes for amendments, supplements or waivers;

•	change the maturity date of the notes;

•	reduce the principal of, interest rate on or premium payable on the notes;

•	make any change that adversely affects the conversion rights of the notes, including the conversion price and anti-dilution provisions;

•	make any change that grants additional redemption rights;

•	change the currency payable on the notes or the location of payment other than as contemplated by the indenture;

•	adversely affect the ranking of the notes or the Note Guarantees;

•	waive or impair the right to sue for payments on the notes;

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, any notes; or

•	except as expressly permitted by the indenture, release the Note Guarantees of any Significant Subsidiary.
The Issuer is permitted to modify certain provisions of the indenture without the consent of the holders of the notes.
Form, Denomination and Registration
The notes were issued in fully registered form, without interest coupons and in denominations of $1,000 principal amount and multiples of $1.00.
No Personal Liability of Directors, Officers, Employees, Managers and Stockholders
No director, officer, employee, manager, incorporator or holder of any Equity Interests of the Issuer or of any Note Guarantor, or any direct or indirect parent corporation, as such, will have any liability for any obligations of the Issuer or the Note Guarantors under the notes, the Note Guarantees, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Information Concerning the Trustee
The Issuer has appointed The Bank of New York Mellon Trust Company, N.A., the trustee (the "Trustee") under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes.
The trustee or its affiliates may also provide other services to the Issuer in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then the Issuer's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Issuer. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.
Governing Law
The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
"10.50% Senior Notes" means the Issuer's 10.50% Senior Notes due 2014.
"11.50% Senior Notes" means the Issuer's 11.50% Senior Notes due 2017.
"12.00% Senior Notes" means the Issuer's 12.00% Senior Notes due 2017.
"12.375% Senior Subordinated Notes" means the Issuer's 12.375% Senior Subordinated Notes due 2015.
"13.375% Senior Subordinated Notes" means the Issuer's 13.375% Senior Subordinated Notes due 2018.
"Additional Interest" means all additional interest then owing pursuant to the registration rights agreement relating to the notes.
"Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise.
"Apple Ridge Documents" means the Transfer and Servicing Agreement, dated as of April 25, 2000, as amended, by and among Apple Ridge Services Corporation, Cartus Corporation, Cartus Financial Corporation, Apple Ridge Funding LLC and The Bank of New York Mellon (formerly known as The Bank of New York), the Receivables Purchase Agreement, dated as of April 25, 2000, as amended, by and between Cartus Financial Corporation and Apple Ridge Services Corporation, the Purchase Agreement, dated as of April 25, 2000, as amended, by and between Cartus Corporation and Cartus Financial Corporation, the Amended and Restated Note Purchase Agreement, dated as of April 10, 2007, as amended and restated as of July 6, 2007, by and among Apple Ridge Funding LLC, Cartus Corporation, Credit Agricole Corporate and Investment Bank, New York Branch (formerly known as Calyon New York Branch) and the Conduit Purchasers, Committed Purchasers and Managing Agents from time to time party thereto, the Master Indenture, April 25, 2000, as amended, by and between Apple Ridge Funding LLC and The Bank of New York Mellon, the Amended and Restated Series 2007-1 Indenture Supplement, dated as of April 10, 2007, as amended and restated as of July 6, 2007, by and between Apple Ridge Funding LLC and The Bank of New York Mellon, the Performance Guaranty, dated as of May 12, 2006, as amended by the Fifth Omnibus Amendment dated as of April 10, 2007, by Realogy Corporation in favor of Apple Ridge Funding, LLC and Cartus Financial Corporation, and each other agreement or other document contemplated by or entered into in connection with and/or in replacement of the foregoing, each as amended, restated, refinanced, modified or supplemented on or prior to the Issue Date.
"Arbitrage Programs" means Indebtedness and Investments relating to operational escrow accounts of NRT or Title Resources Group or any of their Restricted Subsidiaries.
"Bank Indebtedness" means any and all amounts payable under or in respect of the Credit Agreement and the other Credit Agreement Documents as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.
"beneficial ownership" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" as such term is used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire, whether such right is currently exercisable or is exercisable only after the passage of time.
"Board of Directors" means, as to any person, the board of directors or managers, as applicable, of such person (or, if such person is a partnership, the board of directors or other governing body of the general partner of such person) or any duly authorized committee thereof.
"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or the city in which the Trustee's principal office is located.
"Capital Stock" means:

(1)	in the case of a corporation or a company, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.
"Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.
"Cendant" means Cendant Corporation, a Delaware corporation (now known as Avis Budget Group, Inc.).
"Cendant Contingent Liabilities" has the meaning assigned to "Assumed Cendant Contingent Liabilities" in the Separation and Distribution Agreement and shall also include any liabilities that are related or attributable to or arising in connection with Taxes or Tax Returns (as each term is defined in the Cendant Tax Sharing Agreement).
"Cendant Tax Sharing Agreement" means the Tax Sharing Agreement, dated as of July 28, 2006, by and among Cendant, the Issuer, Wyndham Worldwide Corporation and Travelport Inc., as amended on or prior to the date of this prospectus.
"Change of Control" means the occurrence of any of the following:

(1)
the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a person other than any of the Permitted Holders; or

(2)
the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Issuer or any direct or indirect parent of the Issuer. Notwithstanding the foregoing, a Specified Merger/Transfer Transaction shall not constitute a Change of Control.

"Contingent Obligations" means, with respect to any person, any obligation of such person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)
to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

"Credit Agreement" means, collectively, (i) the credit agreement dated as of April 10, 2007, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, among the Issuer, Domus Intermediate Holdings Corp., a Delaware limited liability company and the parent of the Issuer, as guarantor, the other guarantors party thereto, the financial institutions party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of "Credit Agreement," one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, Permitted Securitization Financings (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers' acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers, guarantors or issuers or lenders or group of lenders, and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.
"Credit Agreement Documents" means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.
"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.
"Designated Senior Indebtedness" means, with respect to the Issuer or a Note Guarantor:

(1)	the Bank Indebtedness (to the extent such Bank Indebtedness constitutes Senior Indebtedness);

(2)	the Extended Maturity Senior Notes;

(3)	the Existing Senior Notes; and

(4)
any other Senior Indebtedness of the Issuer or such Note Guarantor that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by the Issuer or such Note Guarantor in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the indenture.

"Disqualified Stock" means, with respect to any person, any Capital Stock of such person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable, putable or exchangeable), or upon the happening of any event:

(1)
matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a Change of Control or asset sale; provided that the relevant asset sale or Change of Control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and Change of Control provisions applicable to the notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and Change of Control provisions applicable to the notes (including the purchase of any notes tendered pursuant thereto)),

(2)	is convertible or exchangeable at the option of the holder thereof for Indebtedness or Disqualified Stock of such person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part, in each case prior to 91 days after the maturity date of the notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable at the option of the holder thereof or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee's termination, death or disability; provided, further, that any class of Capital Stock of such person that by its terms authorizes such person to satisfy its obligations thereunder by delivery of Capital Stock that is not

Disqualified Stock shall not be deemed to be Disqualified Stock.
"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.
"Existing Notes" means the 12.375% Senior Subordinated Notes and the Existing Senior Notes.
"Existing Securitization Financings" means the financing programs pursuant to the Apple Ridge Documents or U.K. Documents, as amended, restated, refinanced, modified or supplemented on or prior to the Issue Date.
"Existing Senior Notes" means the 10.50% Senior Notes and the Senior Toggle Notes.
"Extended Maturity Notes" means the 13.375% Senior Subordinated Notes and the Extended Maturity Senior Notes.
"Extended Maturity Senior Notes" means the 12.00% Senior Notes" and the 11.50% Senior Notes.
"Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.
"Fair Market Value of the Common Stock" means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which such Common Stock is so listed or quoted, or if such Common Stock is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for such Common Stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization, or, if that bid price is not available, the Fair Market Value of such Common Stock as determined by the Holdings Board or a committee thereof in good faith and certified in a resolution sent to the Trustee.
"GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.
"guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.
"Hedging Obligations" means, with respect to any person, the obligations of such person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other similar agreements or arrangements designed to protect such person against fluctuations in currency exchange, interest rates or commodity prices.
"holder" or "noteholder" means the person in whose name a note is registered on the Registrar's books.
"Holdings" means Domus Holdings Corp., a Delaware corporation and indirect parent of the Issuer.
"Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such person at the time it becomes a Subsidiary.
"Indebtedness " means, with respect to any person:

(1)
the principal and premium (if any) of any indebtedness of such person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such person in accordance with GAAP), (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such person prepared in accordance with GAAP;

(2)
to the extent not otherwise included, any obligation of such person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)
to the extent not otherwise included, Indebtedness of another person secured by a Lien on any asset owned by such person (whether or not such Indebtedness is assumed by such person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed to exclude (1) Contingent Obligations incurred in the ordinary course of business and the Cendant Contingent Liabilities (including the Contingent Obligations described in Note 13 to the Issuer's consolidated financial statements for the year ended December 31, 2009) (not in respect of borrowed money); (2) deferred or prepaid revenues or marketing fees; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) obligations under or in respect of a Permitted Securitization Financing (but including the excess, if any, of the amount of the obligations thereunder or in respect thereof over the aggregate receivables balances securing or otherwise supporting such obligations but only to the extent that the Issuer or any Subsidiary of the Issuer other than a Special Purpose Securitization Subsidiary is directly or indirectly liable for such excess); (5) obligations under or in respect of Arbitrage Programs; (6) obligations to make payments in respect of funds held under escrow arrangements in the ordinary course of business; (7) obligations to make payments to third party insurance underwriters in respect of premiums collected by the Issuer and its Subsidiaries in the ordinary course of business or (8) obligations under the Merger Documents.
Notwithstanding anything in the indentures governing the Extended Maturity Notes to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Accounting Standards Codification 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indentures governing the Extended Maturity Notes as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the indentures governing the Extended Maturity Notes but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the indentures governing the Extended Maturity Notes.
"Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement), any lease in the nature thereof, any agreement to give a mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest or encumbrance of any kind and, except in connection with any Permitted Securitization Financing, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (other than a filing for informational purposes); provided that in no event shall an operating lease or an option or an agreement to sell be deemed to constitute a Lien.
"Management Group" means the group consisting of the directors, executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as the case may be, on the Issue Date.
"Merger" means the acquisition by Affiliates of the Sponsors of Realogy pursuant to the Merger Documents.
"Merger Documents" means the Purchase Agreement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time on or prior to the Original Issue Date.
"Merger Transactions" means the Merger and the transactions contemplated by the Merger Documents, the offerings of the Existing Notes, and borrowings made pursuant to the Credit Agreement on the Original Issue Date and the refinancing of the then Existing Securitization Financings (which may have occurred prior to the Original Issue Date) and, in each case, the application of the proceeds therefrom.
"Net Income" means, with respect to any person, the net income (loss) of such person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

"Note Guarantor" means any Subsidiary that Incurs a Note Guarantee and its successors; provided that upon the release or discharge of such person from its Note Guarantee in accordance with the indenture, such person ceases to be a Note Guarantor.
"NRT" means NRT Incorporated, a Delaware corporation, and any successors thereto.
"Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the notes.
"Officer" means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer. "Officer" of Holdings or any Note Guarantor has a correlative meaning.
"Officer's Certificate" means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer that meets the requirements set forth in the indenture. "Officer's Certificate" of Holdings or any Note Guarantor has a correlative meaning.
"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer, Holdings, a Note Guarantor or the Trustee.
"Original Issue Date" means April 10, 2007.
"Permitted Holders" means, at any time, each of the Sponsors and members of the Management Group. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.
"Permitted Junior Securities" means unsecured debt or Equity Interests of the Issuer or any Note Guarantor or any successor corporation issued pursuant to a plan of reorganization or readjustment of the Issuer or any Note Guarantor, as applicable, that are subordinated to the payment of all then outstanding Senior Indebtedness of the Issuer or any Note Guarantor, as applicable (and any debt securities issued in exchange for Senior Indebtedness), at least to the same extent that the 13.375% Senior Subordinated Notes and the related Note Guarantee are subordinated to the payment of all Senior Indebtedness of the Issuer or any Note Guarantor, as applicable, on the Issue Date, so long as to the extent that any Senior Indebtedness of the Issuer or any Note Guarantor, as applicable, outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment.
"Permitted Securitization Documents" means all documents and agreements evidencing, relating to or otherwise governing a Permitted Securitization Financing.
"Permitted Securitization Financing" means one or more transactions pursuant to which Securitization Assets are sold, conveyed or otherwise transferred to (x) a Special Purpose Securitization Subsidiary (in the case of the Issuer or a Restricted Subsidiary of the Issuer) or (y) any other person (in the case of a transfer by a Special Purpose Securitization Subsidiary), or Liens are granted in Securitization Assets (whether existing on the Issue Date or arising in the future); provided, that (1) recourse to the Issuer or any Restricted Subsidiary (other than the Special Purpose Securitization Subsidiaries) in connection with such transactions shall be limited to Standard Securitization Undertakings; (2) no property or assets of the Issuer or any other Restricted Subsidiary of the Issuer (other than a Special Purpose Securitization Subsidiary) shall be subject to such Permitted Securitization Financing other than pursuant to Standard Securitization Undertakings; (3) any material contract, agreement, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer included in the Permitted Securitization Documents with respect to such Permitted Securitization Financing shall be on terms which the Issuer reasonably believes to be not materially less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of the Issuer; and (4) with respect to any

Permitted Securitization Financing entered into after the Issue Date, the Board of Directors of the Issuer shall have determined in good faith that such Permitted Securitization Financing (including financing terms, advance rates, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Special Purpose Securitization Subsidiaries involved in such Permitted Securitization Financing. For the avoidance of doubt, the Existing Securitization Financings as in effect on the Issue Date shall be Permitted Securitization Financings.
"person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
"preferred stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.
"Purchase Agreement" means the Agreement and Plan of Merger by and among Holdings, Domus Acquisition Corp. and Realogy, dated as of December 15, 2006, as amended, supplemented or modified from time to time on or prior to the Original Issue Date.
"Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness or Designated Senior Indebtedness, as applicable; provided that if, and for so long as, such Senior Indebtedness lacks such a Representative, then the Representative for such Senior Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Senior Indebtedness.
"SEC" means the Securities and Exchange Commission.
"Secured Indebtedness" means any Indebtedness secured by a Lien.
"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.
"Securitization Assets" means rights to receive payments and funds under relocation contracts and related contracts, homes held for resale, receivables relating to mortgage payments, equity payments and mortgage payoffs, other related receivables, beneficial interests in such assets and assets relating thereto and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables and similar assets, made subject to a Permitted Securitization Financing, in each case related to the relocation services business.
"Securitization Repurchase Obligation" has the meaning ascribed to it in the indenture governing the 13.375% Senior Subordinated Notes.
"Senior Indebtedness" with respect to the Issuer or any of the Note Guarantors means all Indebtedness and any Securitization Repurchase Obligation of the Issuer or any such Note Guarantor, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization relating to the Issuer or any Note Guarantor at the rate specified in the documentation with respect thereto whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Issue Date or thereafter Incurred, unless the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligations are subordinated in right of payment to any other Indebtedness of the Issuer or such Note Guarantor, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable:

(1)	any obligation of the Issuer to any Subsidiary of the Issuer (other than any Securitization Repurchase Obligation) or of any Note Guarantor to the Issuer or any other Subsidiary of the Issuer,

(2)	any liability for federal, state, local or other taxes owed or owing by the Issuer or such Note Guarantor,

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities),

(4)
any Indebtedness or obligation of the Issuer or any Note Guarantor that by its terms is subordinate or junior in any respect (excluding the intercreditor arrangements benefiting the lenders under the Apple Ridge Documents) to any other Indebtedness or obligation of the Issuer or such Note Guarantor, as applicable, including any Senior Subordinated Pari Passu Indebtedness,

(5)	any obligations with respect to any Capital Stock, or

(6)
any Indebtedness Incurred in violation of the indenture but, as to any such Indebtedness Incurred under the Credit Agreement, no such violation shall be deemed to exist for purposes of this clause (6) if the holders of such Indebtedness under the Credit Agreement, or their Representative shall have received an Officer's Certificate to the effect that the Incurrence of such Indebtedness does not (or, in the case of a revolving credit facility thereunder, the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made, would not) violate the indenture.

If any Senior Indebtedness is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11 of the United States Code or any applicable state fraudulent conveyance law, such Senior Indebtedness nevertheless will constitute Senior Indebtedness.
"Senior Subordinated Pari Passu Indebtedness" means:

(1)	with respect to the Issuer, the notes and any Indebtedness that ranks pari passu in right of payment to the notes (including the Senior Subordinated Notes); and

(2)
with respect to any Note Guarantor, its Note Guarantee and any Indebtedness that ranks pari passu in right of payment to such Note Guarantor's Note Guarantee (including such Note Guarantor's guarantees of the Senior Subordinated Notes).

"Senior Toggle Notes" means the Issuer's 11.00%/11.75% Senior Toggle Notes due 2014.
"Separation and Distribution Agreement" means the Separation and Distribution Agreement by and among Cendant, the Issuer, Travelport Inc. and Wyndham Worldwide Corporation, dated as of July 27, 2006.
"Series A Convertible Notes" means the Issuer's 11.00% Series A Convertible Senior Subordinated Notes due 2018.
"Series B Convertible Notes" means the Issuer's 11.00% Series B Convertible Senior Subordinated Notes due 2018.
"Series C Convertible Notes" means the Issuer's 11.00% Series C Convertible Senior Subordinated Notes due 2018.
"Significant Subsidiary" means any Subsidiary of the Issuer that would be a "Significant Subsidiary" of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as such Regulation is in effect on the Issue Date.
"Special Purpose Securitization Subsidiary" means any Restricted Subsidiary (x) party as of the Issue Date to any Existing Securitization Document or (y) (1) to which the Issuer or a Subsidiary of the Issuer transfers or otherwise conveys Securitization Assets, (2) which engages in no activities other than in connection with the receipt, management, transfer and financing of those Securitization Assets and activities incidental or related thereto, (3) none of the obligations of which are guaranteed by the Issuer or any Subsidiary of the Issuer (other than another Special Purpose Securitization Subsidiary) other than pursuant to Standard Securitization Undertakings, and (4) with respect to which neither the Issuer nor any Subsidiary of the Issuer has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.
"Specified Merger/Transfer Transaction" means a merger, consolidation or amalgamation by the Issuer with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another state of the United States, the District of Columbia or any territory of the United States or a conversion of the Issuer into a limited liability company (provided that a co-obligor of the notes is a corporation), so long as the amount of Indebtedness, Disqualified Stock and preferred stock of the Issuer and its Subsidiaries is not increased thereby.
"Sponsors" means (i) (x) one or more investment funds controlled by Apollo Management, L.P. and (y) Apollo Management, L.P. and its Affiliates (collectively, the "Apollo Sponsors") and (ii) any person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Apollo Sponsors, provided that, in the case of clause (ii), any Apollo Sponsor (x) owns a majority of the voting power of such group and (y) controls a majority of the Board of Directors of the Issuer.
"Standard Securitization Undertakings" means representations, warranties (and any related repurchase obligations), servicer obligations, obligations to transfer Securitization Assets, guarantees of performance and payments (other than payments of the obligations backed by the Securitization Assets or obligations of Special Purpose Securitization

Subsidiaries), and covenants and indemnities entered into by the Issuer or any Subsidiary of the Issuer of a type that the Board of Directors of the Issuer has determined in good faith to be reasonably customary in securitizations and/or are reasonably similar to those in the Existing Securitization Financings.
"Subsidiary" means, with respect to any person, (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) is at the time of determination owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof, and (2) any partnership, joint venture or limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is at the time of determination owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such person or any Subsidiary of such person is a controlling general partner or otherwise controls such entity.
"Tax Distributions" means any distributions described in clause (12) of the covenant contained in the indentures governing the Extended Maturity Notes regarding limitation on restricted payments.
"Trust Officer" means:

(1)
any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the indenture.
"U.K. Documents" means the letter agreement, dated August 12, 2010, by and between Cartus Financing Limited and Lloyds TSB Bank plc and the letter agreement, dated August 13, 2010, by and between Cartus Financing Limited and Lloyds TSB Bank plc, and each other agreement or other document contemplated by or entered into in connection with and/or in replacement of the foregoing, each as amended, restated, refinanced, modified or supplemented on or prior to the Issue Date.

BOOK-ENTRY SETTLEMENT AND CLEARANCE
The Global Notes
Except as set forth below, the notes were issued in the form of several registered notes in global form, without interest coupons (the "global notes").
Upon issuance, each of the global notes was deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC.
Ownership of beneficial interests in each global note is limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. Under procedures established by DTC, ownership of beneficial interests in each global note are shown on, and transfer of ownership of those interests are effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).
Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.
Book-Entry Procedures for the Global Notes
All interests in the global notes are subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.
DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a "banking organization" within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

•	a "clearing agency" registered under Section 17A of the Exchange Act.
DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global note:

•	are not entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•
are not considered the owners or holders of the notes under the applicable indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the applicable indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the applicable indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).
Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC's nominee as the registered holder of the global note. Neither we nor the Trustee have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note are governed by standing instructions and customary industry practice and are the responsibility of those participants or indirect participants and DTC. Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.
Certificated Notes
Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

DESCRIPTION OF THE COMMON STOCK
The following description is a summary of the material terms and provisions of the Common Stock, after giving effect to the amendment and restatement of Holdings' certificate of incorporation in connection with the completion of the Debt Exchange Offering and is qualified in its entirety by reference to the terms and provisions of Holdings' amended and restated certificate of incorporation (the "Amended and Restated Certificate of Incorporation"), amended and restated bylaws and certain stockholders agreements Holdings entered into in connection with the Debt Exchange Offering. Copies of the Amended and Restated Certificate of Incorporation, Holdings' amended and restated bylaws and such stockholders agreements are filed as exhibits to the registration statement of which this prospectus forms a part. You may obtain copies of the Amended and Restated Certificate of Incorporation and Holdings' amended and restated bylaws from us upon written request.
Authorized Stock
Pursuant to the Amended and Restated Certificate of Incorporation, Holdings' authorized capital stock consists of 4,500,000,000 shares of capital stock, consisting of 4,200,000,000 shares of Class A Common Stock, $0.01 par value per share, 250,000,000 shares of Class B Common Stock, $0.01 par value per share and 50,000,000 shares of preferred stock, $0.01 par value per share. The Common Stock is subject to the express terms of the preferred stock and any series thereof.
Dividends
Holders of Common Stock are entitled to receive dividends ratably, if any, as may be declared by the Holdings Board out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Holdings, the holders of Common Stock are entitled to receive ratably its net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.
Preferred Stock
Shares of Holdings' preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Holdings Board prior to the issuance of any shares thereof. Each such class or series of preferred stock shall have such voting powers, full or limited, or, subject to any limitations in Holdings' Amended and Restated Certificate of Incorporation, no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such class or series of preferred stock as may be adopted from time to time by the Holdings Board prior to the issuance of any shares thereof. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of the holders of Common Stock until the Holdings Board determines the specific rights attached to that preferred stock.
Common Stock
Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock if the holder of such share of Class B Common Stock transfers such share of Class B Common Stock to a person that is not an affiliate of such holder of Class B Common Stock, subject to certain limited exceptions. In addition, if (i) the Apollo Funds convert all of the notes they received in the Debt Exchange Offering into shares of Class A Common Stock or (ii) upon a Qualified Public Offering if such conversion would not result in a change of control of Realogy under the senior secured credit facility or any of its other debt arrangements, all the outstanding shares of Class B Common Stock will automatically convert into shares of Class A Common Stock.
Pursuant to the Amended and Restated Certificate of Incorporation, all holders of Common Stock have the same rights, preferences, privileges, interests and attributes and are subject to the same limitations as every other holder of Common Stock except that each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to five votes on all matters submitted to a vote of the stockholders.
The holders of Common Stock possess the exclusive right to vote for the election of directors and any other purposes, except as set forth in the Paulson Securityholders Agreement and the Apollo Securityholders Agreement. See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Corporate Opportunity
Under Holdings' Amended and Restated Certificate of Incorporation, to the extent permitted by law:

•
any director or officer of Holdings who is also an officer, director, partner, employee, managing director or other affiliate of Apollo (each a "Covered Apollo Person") has the right to, and has no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as Holdings, do business with any of Holdings' clients, customers or vendors, or make investments in the kind of property in which Holdings' may make investments;

•
if a Covered Apollo Person or any of its officers, partners, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, he has no duty to offer such corporate opportunity to Holdings;

•	Holdings has renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•
in the event that any of Holdings' directors and officers who is also a director, officer, partner or employee of any Covered Apollo Person acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as Holdings' director or officer and such person acted in good faith, then such person will be deemed to have fully satisfied such person's fiduciary duty and will not liable to us if any of the Apollo Covered Person pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to Holdings.

REGISTRATION RIGHTS; ADDITIONAL INTEREST
On January 5, 2011, Realogy, Holdings, the Note Guarantors and the dealer managers in the Debt Exchange Offering entered into a registration rights agreement with respect to the notes (the "Registration Rights Agreement"). Realogy, Holdings and the Note Guarantors agreed, for the benefit of the holders of the notes issued in the Debt Exchange Offering and the Class A Common Stock issuable upon conversion of the notes (collectively, the "Registrable Securities"), to file with the SEC a shelf registration statement covering resales of Registrable Securities which was initially filed on April 11, 2011 and declared effective under the Securities Act on June 16, 2011, and keep effective the shelf registration statement until the earlier of (i) the sale of all outstanding Registrable Securities registered under the shelf registration statement; and (ii) the point when all the Registrable Securities may be sold freely under Rule 144 without volume limitations or public information requirements.
We are permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with the sale of Registrable Securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 90 days in any 12-month period. We will provide to each holder of Registrable Securities who has provided us with the completed notice and questionnaire referred to below copies of the prospectus that is a part of the shelf registration statement, notify each such holder and issue a press release when the shelf registration statement has been filed with the SEC and when such shelf registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.
We may, upon written notice to all holders of the notes, postpone having the shelf registration statement declared effective, for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest will accrue on the notes if the shelf registration statement ceases to be effective, or we otherwise prevent holders of Registrable Securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period (a "Registration Default").
In the event a Registration Default occurs, Realogy, Holdings and the Note Guarantors will pay additional interest to each holder of the notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default, in an amount equal to 0.25% per annum of the principal amount of notes held by such holder.
The amount of the additional interest will increase by an additional 0.25% per annum of the principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of additional interest for all Registration Defaults of 1.0% per annum of the principal amount of such notes.
All accrued additional interest will be paid by Realogy, Holdings and the Note Guarantors on each interest payment date to the holders of notes by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.
Following the cure of all Registration Defaults, the accrual of additional interest will cease. In addition, no additional interest will accrue after the end of the period during which we must keep the shelf registration statement effective under the Securities Act. However, Realogy, Holdings and the Note Guarantors will remain liable for any previously accrued additional interest. Other than our obligation to pay additional interest, Realogy, Holdings and the Note Guarantors will not have any liability for damages with respect to a Registration Default on any Registrable Security.
Pursuant to the Registration Rights Agreement, each holder must indemnify us for certain losses in connection with the shelf registration statement.
This summary of certain provisions of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the registration statement, of which this prospectus forms a part, and, in addition, will be made available to beneficial owners of the notes upon request.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain United States federal income tax considerations of the purchase, ownership and disposition of the notes or Class A Common Stock by holders that acquire such securities from selling securityholders pursuant to this prospectus. This summary only addresses tax considerations relevant to holders that hold the notes and Class A Common Stock, and that will hold such securities, as "capital assets" within the meaning of the Code. This summary is based on the Code, Treasury regulations promulgated thereunder, published rulings of the U.S. Internal Revenue Service (the "IRS") and judicial and administrative interpretations thereof, in each case as in effect and available as of the date hereof. Subsequent developments in any of the foregoing, or changes in how any of these authorities are interpreted, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of the notes or Class A Common Stock as described in this summary. No ruling will be sought from the IRS with respect to any statement or conclusion in this summary, and no assurance can be given that the IRS will not challenge such statement or conclusion in this summary or, if challenged, that a court will uphold such statement or conclusion.
This summary does not purport to address all tax consequences that may be important to a particular holder in light of that holder's investment or other circumstances, or to certain categories of investors that may be subject to special rules, including, among others, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, partnerships or other pass-through entities, investors holding notes or Class A Common Stock as part of an "integrated," "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes, grantor trusts, U.S. Holders (as defined below) that have a "functional currency" other than the U.S. dollar, holders that have a taxable year other than a calendar year, U.S. expatriates and holders subject to the U.S. federal alternative minimum tax. In addition, this discussion does not address any tax considerations arising under the U.S. federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.
Each prospective investor is urged to consult its tax advisor regarding the U.S. federal, state, local, and foreign and other tax consequences of the purchase, ownership, conversion and disposition of the notes, or the purchase, ownership and disposition of Class A Common Stock, as applicable, acquired from selling securityholders pursuant to this prospectus.
For purposes of this summary, a "U.S. Holder" means a beneficial owner of a note or Class A Common Stock who or that is for U.S. federal income tax purposes: (i) an individual that is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of such trust.
For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a note or Class A Common Stock that is neither a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) nor a U.S. Holder.
If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) acquires notes or Class A Common Stock pursuant to this prospectus, the U.S. federal income tax consequences to the partners of such partnership will depend on the activities of the partnership and the status of the partners. A partnership considering acquiring notes or Class A Common Stock pursuant to this prospectus should consult its independent tax advisor about the consequences to its partners of acquiring notes or Class A Common Stock pursuant to this prospectus and the ownership or disposition of such notes or Class A Common Stock by the partnership.
We believe that the notes are debt for U.S. federal income tax purposes and intend to treat the notes as such. By acquiring notes pursuant to this prospectus, each beneficial owner agrees to treat the notes as our debt for U.S. federal income tax purposes. The following discussion assumes that the notes are properly characterized as debt for U.S. federal income tax purposes. If any of the notes were treated as equity, adverse consequences could result to the Company and to holders of such notes.

U.S. Holders
Payments of Interest
"Qualified stated interest" on the notes should generally be included in the income of a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate.
Under the terms of the notes, a portion of the cash interest paid on the first interest payment date of the notes is attributable to interest accruing from October 15, 2010 to, but not including, January 5, 2011 (such portion, the "Pre-Issue Date Accrued Interest"), based on the rate applicable to each particular series of the notes. Pre-Issue Date Accrued Interest will not be qualified stated interest with respect to the notes. All other stated interest payments on the notes (including the portion of interest paid on the notes' first interest payment date that is not attributable to Pre-Issue Date Accrued Interest) will be qualified stated interest.
We intend to take the position that Treasury regulation section 1.1273-2(m), which provides an optional rule to reduce the issue price of a debt instrument by pre-issuance accrued interest, is not applicable to the notes.
Issue Price of the Notes
Each series of the notes was issued pursuant to the Debt Exchange Offering in exchange for Existing Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Refinancing Transactions Debt Exchange Offering." The issue price of the notes is determined separately for each series and is subject to complex rules. In general, the issue price of the notes is equal to (i) their fair market value on their issue date if the notes are considered to be "publicly traded" for U.S. federal income tax purposes or (ii) the fair market value of the Existing Notes tendered for such notes if such Existing Notes, but not the notes, are considered to be publicly traded. If neither the Existing Notes nor the notes are considered to be publicly traded, then the issue price of the notes will be their principal amount.
The notes will generally be considered to be "publicly traded" property if, at any time during the 60-day period ending 30 days after their issue date, (i) they appear on a system of general circulation that provides a reasonable basis to determine the fair market value of notes by disseminating either (x) recent price quotations (including rates, yields, or other pricing information) of one or more identified brokers, dealers or traders or (y) actual prices (including rates, yields, or other pricing information) of recent sales transactions or (ii) price quotations are readily available form dealers, brokers or traders and certain exceptions do not apply.
Although no assurances can be given in this regard, based on the information available to us, we believe that the notes are likely to be considered "publicly traded" for these purposes. Accordingly, the following discussion assumes that the notes will be considered "publicly traded" for these purposes, that the issue price of the notes is thus equal to their fair market value on their issue date, and that each of their stated redemption prices at maturity do not exceed their respective issue prices by an amount in excess of "de minimis OID." If a note's stated redemption price at maturity were to exceed its issue price by an amount in excess of "de minimis OID," such note would be treated as issued with "original issue discount," and a U.S. Holder of such note would be required to recognize income pursuant to the note prior to the receipt of cash. The term "stated redemption price at maturity" generally means all payments provided by the notes other than qualified stated interest. We intend to treat the Pre-Issue Date Accrued Interest as part of the stated redemption price at maturity of the notes (i.e., as other than qualified stated interest).
The rules regarding the determination of issue price are complex and highly detailed, and each U.S. Holder should consult its tax advisor regarding the determination of the issue price of the notes.
Market Discount
The market discount provisions of the Code may apply to U.S. Holders who acquire notes pursuant to this prospectus. In general, a debt instrument other than a debt instrument with a fixed maturity of one year or less that is acquired by a U.S. Holder in the secondary market (or, in certain circumstances, upon original issuance) will be treated as acquired with market discount if the debt instrument's stated redemption price at maturity exceeds the tax basis of the debt instrument in the holder's hands immediately after its acquisition, unless such excess is less than a statutorily defined de minimis amount.
In general and subject to the discussion below, any gain recognized by a U.S. Holder on the disposition of a note having market discount generally will be treated as ordinary income to the extent of the market discount that accrued on the note while held by such U.S. Holder. Unless the U.S. Holder elects to accrue market discount on a constant-yield basis or elects to include market discount in gross income currently (as described below), market discount will accrue on a straight-line basis over the term remaining on the market discount note after the U.S. Holder acquires the note.
Subject to certain exceptions, such as when a holder elects to include market discount in gross income currently (as described below), a U.S. Holder that acquires a note having market discount may be required to defer the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the note until the taxable year in which the U.S. Holder disposes of the market discount note.
A U.S. Holder that acquires a note with market discount may elect to include market discount in gross income currently on a constant-yield basis. If a U.S. Holder makes such an election, the U.S. Holder's adjusted tax basis in the market discount note will be increased by any amount included in income. The election applies to all market discount obligations acquired during or after the taxable year to which the election applies and may be revoked only with the consent of the IRS. If the election is made, the rules described above which treat gain realized as ordinary income and require deferral of certain interest deductions will not apply. Each U.S. Holder is urged to consult its tax advisors before making this election.
Notes Purchased at a Premium
A U.S. Holder may be subject to the rules applicable to "amortizable bond premium" if the holder acquires a note at a purchase price in excess of the Remaining Redemption Amount (as defined below). For this purpose, the purchase price allocable to a note is deemed to be the total purchase price reduced by an amount equal to the value of the right to convert the note into common stock. In general, the amount of amortizable bond premium with respect to a note will be equal to the excess, if any, of (i) the U.S. Holder's adjusted tax basis in the note immediately after acquisition reduced by an amount equal to the value of the right to convert the note into common stock over (ii) the Remaining Redemption Amount.
A U.S. Holder may elect to amortize such premium on a constant-yield basis as an offset to interest income over the period from the U.S. Holder's acquisition date to the note's maturity date. A U.S. Holder that elects to amortize bond premium must reduce its adjusted tax basis in the note by the amount of the amortized bond premium. An election to amortize bond premium applies to all taxable debt obligations held by the U.S. Holder during or after the taxable year for which the election is made. The election may be revoked only with the consent of the IRS. Amortizable bond premium is treated as a reduction of interest on the note instead of as a deduction. The offset of amortizable bond premium against interest income on the note occurs when the U.S. Holder takes the interest income into account under the U.S. Holder's regular method of tax accounting for U.S. federal income tax purposes.
For a U.S. Holder that does not elect to amortize bond premium, the amount of such premium will be included in such holder's tax basis when the debt security matures or is disposed of by such holder. Therefore, a U.S. Holder that does not elect to amortize premium and holds the debt security to maturity will generally be required to treat the premium as capital loss when the debt security matures.
For purposes of this discussion, "Remaining Redemption Amount" means the sum of all payments payable on the notes after the purchase date other than payments of qualified stated interest.
Constructive Dividends
The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances (see "Description of the Notes—Conversion Rate Adjustments"). A change in conversion rate that allows a note holder to receive more shares of Class A Common Stock on conversion may increase the note holder's proportionate interests in our earnings and profits or assets. In that case, the note holder would be treated as though it received a distribution in the form of our stock. Such a constructive stock distribution could be taxable to the note holder, although it would not actually receive any cash or other property. Not all changes in the conversion rate that allow a note holder to receive more stock on conversion, however, increase a note holder's proportionate interests in our earnings and profits or assets. For example, a change in the conversion rate could simply prevent the dilution of a note holder's interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to a bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes a note holder's interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to them. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a stock distribution would be treated in the same manner as distributions made in cash or other property and would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of the holder's investment or as capital gain (as further described below). Deemed dividends received by U.S. Holders may not be eligible for the reduced rates of tax applicable to qualified dividend income or to the dividends received deduction generally available to U.S. corporations. U.S. Holders should consult their tax advisors regarding the consequences of any taxable constructive stock dividend.
Certain Contingent Payments
The terms of the notes provide for certain contingent payments that, if such contingent payments were to occur, would affect the amount and timing of payments made under the notes. Such contingent payments include (i) payments in connection with a redemption at our option of the notes upon a Qualified Public Offering at a redemption price equal to 90% of the principal amount of the notes to be redeemed (as described under "Description of the Notes-Optional Redemption by the Issuer") and (ii) payments to repurchase the notes upon a Change of Control (as described under "Description of the Notes-Repurchase at Option of the Holder Upon a Change of Control"). We intend to treat the possibility that contingent payments will be made pursuant to the terms of the notes as "remote" under applicable Treasury regulations. We therefore do not intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Our determination that the contingent payments provided for under the notes are remote is binding on each U.S. Holder unless that holder explicitly discloses that it is taking a different position in the manner required by applicable Treasury regulations. Our determination, however, is not binding on the IRS. If the IRS were to take a contrary position regarding our determination, the amount and timing of income inclusions with respect to the notes, as well as the character of income recognized on a Disposition (as defined below) of notes, could differ materially and adversely from that described herein.
Sale or Other Disposition of Notes, Including Conversion of the Notes
When a U.S. Holder sells other otherwise disposes of the notes in a taxable transaction (a "Disposition"), the U.S. Holder will generally recognize gain or loss in an amount equal to the difference between (i) the amount realized on the Disposition, less any amount attributable to accrued but unpaid qualified stated interest (which will be taxable in the manner described under "U.S. Holders-Payments of Interest") and (ii) the U.S. Holder's adjusted tax basis in the notes. A Disposition will generally include a retirement of notes, a redemption of notes, or a conversion of notes into Class A Common Stock. The U.S. Holder's adjusted tax basis in notes will generally equal the initial tax basis of the notes, increased by market discount previously included in income, and decreased by any amortized bond premium and any cash payment previously made on the notes other than payments of qualified stated interest. Subject to the treatment of a portion of any gain as ordinary income to the extent of any market discount accrued on the notes, such gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder held the notes for more than one year on the date of the Disposition. The deductibility of any capital loss is subject to limitations under the Code.
Basis of Class A Common Stock Received Upon a Conversion of Notes
A U.S. Holder's tax basis in Class A Common Stock received upon a conversion of a note will equal the then current fair market value of such Class A Common Stock. The U.S. Holder's holding period for the Class A Common Stock received will commence on the day immediately following the date of conversion.
Distributions Paid in Respect of Class A Common Stock
If we make a distribution in respect of our Class A Common Stock, including any Class A Common Stock acquired upon conversion of a note, from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder's income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder's investment, up to the U.S. Holder's basis in its Class A Common Stock, and any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividends received deduction on a portion of any distribution taxed as a dividend.
Sale, Exchange or Other Disposition of Class A Common Stock
A U.S. Holder generally will recognize capital gain or loss on a sale or other Disposition of Class A Common Stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the Class A Common Stock. The gain or loss recognized by a U.S. Holder on a Disposition of Class A Common Stock will be long-term capital gain or loss if the holder held Class A Common Stock for more than one year, or short-term capital gain or loss if the holder held the Class A Common Stock for one year or less at the time of the transaction. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders
Payments of Interest
Subject to the discussion below regarding information reporting and backup withholding, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on interest paid on the notes if the interest is not effectively connected with a U.S. trade or business of the Non-U.S. Holder (and, in the case of certain tax treaties, the interest is not attributable to a permanent establishment or fixed base within the United States) and:

•	such Non-U.S. Holder does not actually or constructively, directly or indirectly, own 10% or more of our voting stock;

•	such Non-U.S. Holder is not a controlled foreign corporation that is actually or constructively related to us; and

•	such Non-U.S. Holder certifies to its non-U.S. status on IRS Form W-8BEN (or other applicable IRS form).
If a Non-U.S. Holder cannot satisfy the requirements above, payments of interest made to the Non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless the Non-U.S. Holder qualifies for a reduced rate of withholding, or is able to claim a valid exemption, under a tax treaty (generally, by providing an IRS Form W-8BEN claiming treaty benefits) or by establishing that such interest is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (generally, by providing an IRS Form W-8ECI). To the extent that such interest is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business (and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States), the Non-U.S. Holder will be subject to U.S. federal income tax on a net basis and, if it is a foreign corporation, may also be subject to an additional 30% U.S. branch profits tax (or lower applicable treaty rate).
Sale or Other Disposition of the Notes
Subject to the discussion below regarding information reporting and backup withholding, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on gain realized on a sale or other Disposition of the notes (including gain realized on a conversion of notes into Class A Common Stock), unless:

•	such Non-U.S. Holder is an individual present in the United States for 183 days or more during the taxable year in which such gain is realized and certain other conditions are met;

•
such Non-U.S. Holder holds the notes in connection with the conduct of a United States trade or business (and, in the case of certain tax treaties, the gain is attributable to a permanent establishment or fixed base within the United States); or

•
we have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding such Disposition or the Non-U.S. Holder's holding period, whichever is shorter. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

To the extent, however, that Disposition proceeds represent interest accrued between interest payment dates, such proceeds will be taxable in the same manner as described above under "Non-U.S. Holders-Payments of Interest."
To the extent that gain on a Disposition of notes is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business (and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States), such Non-U.S. Holder will be subject to U.S. federal income tax on a net basis and, if it is a foreign corporation, may also be subject to an additional 30% U.S. branch profits tax (or lower applicable treaty rate).
Constructive Dividends
If a Non-U.S. Holder of a note is deemed to have received a constructive dividend (see "U.S. Holders—Constructive Dividends" above), the Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate on the amount of such dividend, subject to reduction (i) by an applicable treaty if the Non-U.S. Holder provides an IRS Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI (or appropriate substitute form) from a Non-U.S. Holder claiming that the constructive dividend on the notes is effectively connected with the conduct of a United States trade or business. In the case of any constructive dividend, it is possible that United States federal withholding tax attributable to the constructive dividend would be withheld from interest, shares of Class A Common Stock or sales proceeds subsequently paid or credited to the Non-U.S. Holder.

Class A Common Stock
Dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding tax at a 30% rate subject to reduction (i) by an applicable treaty if the Non-U.S. Holder provides an IRS Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS W-8ECI (or appropriate substitute form) from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.
A Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the sale or exchange of the Class A Common Stock unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we will have been a U.S. real property holding corporation at any time within the shorter of the five-year period preceding such sale or exchange and the Non-U.S. Holder's holding period in the Class A Common Stock. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.
Backup Withholding and Information Reporting With Respect to Non-U.S. Holders
Generally, with respect to a Non-U.S. Holder, information reporting requirements may apply to interest paid to the Non-U.S. Holder with respect to the notes, distributions paid with respect to Class A Common Stock, and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
In general, a Non-U.S. Holder will not be subject to backup withholding with respect to interest that we pay to the Non-U.S. Holder on the notes, or distributions paid with respect to Class A Common Stock, provided that we do not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person as defined under the Code, and the Non-U.S. Holder has provided a validly completed IRS Form W-8BEN (or other applicable form) establishing that it is a Non-U.S. Holder (or such Non-U.S. Holder satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder).
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a Disposition of the notes or a Disposition of Class A Common Stock made within the United States or conducted through certain United States related financial intermediaries, unless the Non-U.S. Holder certifies to the payor under penalties of perjury that such Non-U.S. Holder is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person as defined under the Code), or the Non-U.S. Holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.
Additional Withholding Requirements After 2013 and 2014
Legislation enacted in 2010 will require withholding at a rate of 30% on, after December 31, 2013, dividends in respect of, and, after December 31, 2014, gross proceeds from the sale of, our Class A Common Stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such Class A Common Stock or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons. Accordingly, the entity through which our Class A Common Stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our Class A Common Stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of these requirements on their investment in Class A Common Stock.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the acquisition and holding of notes and the acquisition of Class A Common Stock issuable upon the conversion of the notes by (i) employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), (iii) plans subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of Title I of ERISA or Section 4975 of the Code (collectively, "Similar Laws"), and (iv) entities which are deemed to hold the assets of any of the foregoing types of plans, accounts or arrangements (each, of the foregoing described in clauses (i), (ii), (iii) and (iv) being referred to herein as a "Plan").
General fiduciary matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering the acquisition and holding of notes, and the acquisition of the Class A Common Stock issuable upon the conversion of the notes, a fiduciary should determine whether participating in the exchange is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
Prohibited transaction issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.
The acquisition and holding of notes, and the acquisition of Class A Common Stock issuable upon conversion of the notes, by an ERISA Plan with respect to which the Company, Holdings, a New Note Guarantor, a guarantor under the Existing Indentures, a Solicitation Agent or a Dealer Manager is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and, in the case of the notes, is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the "DOL") has issued prohibited transaction class exemptions ("PTCEs,") that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of Section 406(a) of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.
Because of the foregoing, neither the notes nor the Class A Common Stock issuable upon conversion of the notes may be acquired, and in the case of the notes, held, by any person investing "plan assets" of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Laws.

Government plans, foreign plans and certain church plans, while not subject to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code may nevertheless be subject to Similar Laws. Fiduciaries of such plans should consult with their counsel before acquiring notes or Class A Common Stock issuable upon conversion of the notes.
Representation
Accordingly, by the acceptance of a note or Class A Common Stock issuable upon the conversion of a note, each acquiror and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such acquiror or transferee to acquire or hold the notes or any interest therein (and no portion of the assets used by such acquirer or transferee to acquire the Class A Common Stock issuable upon the conversion of the notes) constitutes assets of any Plan or (ii) the acquisition and holding of the notes and any interest therein (and the acquisition of any Class A Common Stock issuable upon the conversion of the notes) by such acquiror or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.
The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering participation in the exchange on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code or any Similar Law and whether an exemption would be applicable.

PLAN OF DISTRIBUTION
We are registering the notes and the Class A Common Stock issuable upon conversion thereof covered by this prospectus to permit the selling securityholders to conduct public secondary trading of these securities from time to time after the date of this prospectus. Under the registration rights agreement we entered into in connection with the Debt Exchange Offering, we agreed to, among other things, bear expenses in connection with the registration of the securities covered by this prospectus, including the payment of federal securities law and state blue sky registration fees. We will not receive any of the proceeds of the sale of the securities offered pursuant to this prospectus. The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of the securities covered hereby to be made directly or through agents.
The securities registered on the registration statement of which this prospectus forms a part may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which include their donees, pledges or transferees or their successors-in-interest; or

•
through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent's commissions from the selling securityholders or the purchasers of the securities. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

The selling securityholders and any underwriters, brokers-dealers or agents who participate in the sale or distribution of the securities covered may be deemed to be "underwriters" within the meaning of the Securities Act. The selling securityholders identified as registered broker-dealers in the selling securityholders table (under the caption "Selling Securityholders") are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the securities by such selling securityholders, any discounts, commissions or agent's commissions or concessions received by any such broker-dealer or agents, the legal fees and expenses on behalf of selling securityholders associated with a member of the Financial Industry Regulatory Authority, may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.
The securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.
These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•
through the writing of options (including the issuance by the selling securityholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.
These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the Class A Common Stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the securities in the course of hedging their positions;

•	sell the securities short and deliver the securities to close out short positions;

•	loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell the securities;

•
enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the securities, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.
To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the Class A Common Stock by the selling securityholders.
There is no public market for the notes or Class A Common Stock and we do not intend to apply for listing of the notes or the Class A Common Stock on any securities exchanges or for quotation of these securities through any automated quotation systems. Because there is no public market for our Class A Common Stock, the selling securityholders will sell their shares of our Class A Common Stock at a fixed price until shares of our Class A Common Stock are quoted on the OTC Bulletin Board or listed for trading or quoted on any other public market, and thereafter at prevailing market prices or privately negotiated prices. The offering price is between $1.00 to $2.00 per share of Class A Common Stock.
There can be no assurance that the selling securityholders will sell any or all of the securities registered hereby pursuant to this prospectus. Further, we cannot assure you that any selling securityholder will not transfer, devise or gift the securities by other means not described in this prospectus. In addition, any securities covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. The securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with. The selling securityholders and any other person participating in the sale of the securities will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any securities registered hereby by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed. This may affect the marketability of the notes and the Class A Common Stock and the ability of any person or entity to engage in market-making activities with respect to the securities. We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

STATE SECURITIES LAWS CONSIDERATIONS
Offers and Sales to Specified Institutions
Offers and sales of the securities to the institutions specified may be made in all U.S. jurisdictions (including the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands) without registration or qualification of the securities or any notice filings being made in such jurisdictions with respect thereto, and that persons making such offers or sales need not be registered or licensed as dealers therein, except as otherwise indicated.
Alabama
Any bank, savings institution, credit union, trust company, insurance company or investment company as defined in the Investment Company Act of 1940 ("1940 Act"), pension or profit-sharing trust, or other financial institution or institutional buyer, or any dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that any offeror or seller not registered as a broker-dealer in the state, has no place of business in this jurisdiction and effects transactions in Alabama exclusively with or through other dealers registered in the state, or limits transactions to the foregoing institutions.
Alaska
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, or a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Alaska; or has no place of business in Alaska if the person effects transactions in Alaska exclusively with or through registered broker-dealers or these specified financial institutions or institutional buyers, whether acting for themselves or as trustees.
Arizona
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit sharing trust or other financial institution or institutional buyer, or a qualified institutional investor ("QIB") as that term is defined under Rule 144A of the Securities Act, or dealer whether the purchaser is acting for itself or in a fiduciary capacity; provided that the offeror or seller which is not registered as a broker-dealer in Arizona effects transactions exclusively with dealers or the foregoing institutions, and who has no place of business within Arizona.
Arkansas
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Arkansas, or has no place of business in Arkansas and effects transactions in Arkansas exclusively with or through registered broker-dealers or these specified institutions, whether acting for themselves or as trustees.
California
Any (1) bank, savings and loan association, trust company, insurance company, investment company registered under the 1940 Act, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account); or other institutional investor or governmental agency or instrumentality that the Commissioner may designate by rule, whether the person is acting for itself or as trustee (the foregoing includes: (a) any organization described in Section 501(c)(3) of the Internal Revenue Code ("IRC"), which has total assets (including endowment, annuity, and life income funds) of not less than $5 million according to its most recent audited financial statement; (b) any corporation which has a net worth on a consolidated basis according to its most recent audited financial statement of not less than $14 million (provided that, if the securities being acquired pursuant to an exemption under this subsection (b) are common stock of a corporation or securities exchangeable for or convertible into common stock of a corporation, (1) the holders of less than 25% of the outstanding shares of such common stock (computed as provided in Section 25103(d) of the California Corporate Securities Laws (the "California Code"), but deeming outstanding all shares of common stock issuable upon exchange or conversion of securities presently exchangeable for or convertible into common stock) have addresses in this state according to the records of the issuer of such common stock as of the most recent record date of such issuer for any action requiring the determination of shareholders of record, or as of three months prior to such offer or sale, whichever is most recent; or (2) such securities (plus any other similar securities held by the purchaser) will not represent more than five per cent of the total number of outstanding shares of common stock of the issuer assuming the exchange or conversion of all securities exchangeable for or convertible into common stock (unless all such shares of common stock are owned by corporations meeting the net worth test of this subsection (b)); provided, however, that the foregoing limitations with respect to transactions in common shares or securities convertible into commons shares shall not apply to a transaction (1) in which such securities are offered pro rata to the holders of the outstanding common shares, (2) which is approved by the holders of 75% or more of the outstanding commons shares, or (3) there are no common shares or securities convertible into common shares outstanding prior to the transaction; (c) any wholly owned subsidiary of any institutional investor designated in Subdivision (i) of Section 25102 of the California Code); (2) corporation with outstanding securities registered under Section 12 of the Exchange Act or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100% of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account if purchaser is a trustee) for investment and not with a view to or for sale in connection with any distribution of the security; or any broker-dealer licensed under the California Code, in a principal transaction (or for an offer to resell or a resale pursuant to an exemption contained in the California Code or in the rules thereunder); or, as designated by the Commissioner; and provided that the offeror or seller is a licensed broker-dealer in California; or is a broker-dealer, if not registered in California, registered under the Exchange Act, has not previously had any certificate denied or revoked under the California Code or any predecessor statute, has no place of business in California, and does not direct offers to sell or buy into California in any manner to persons other than licensed broker-dealers or the foregoing specified institutions, whether or not the offeror or any of the offerees is then present in California. If the Securities are not qualified for sale to the public in California or exempt from such qualification, sales may not be made by either registered or non-registered broker-dealers in California to such institutional investors unless the purchaser represents that it is purchasing for its own account (or for such trust account) for investment and not with a view to, or for sale in connection with, any distribution of the security.
Colorado
Any financial or institutional investor, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity, provided that the offeror or seller is a licensed broker-dealer in Colorado under the Exchange Act, and has no place of business in Colorado and transacts business in Colorado as a broker-dealer exclusively with any of the specified financial or institutional investors, individuals who are existing customers of the broker-dealer and whose principal places of residence are not in Colorado, or other broker-dealers licensed or exempt from licensing in Colorado (except when the broker-dealer is acting as a clearing broker-dealer for such other broker-dealers), or other broker-dealers exempt by rule or order by the Commissioner. Financial or institutional investor means any of the following, whether acting for itself or others in a fiduciary capacity: (a) a depository institution; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company registered under the 1940 Act; (e) a business development company as defined in the 1940 Act; (f) any private business development company as defined in the Investment Advisers Act of 1940 (the "Investment Advisers Act"); (g) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $5 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the federal Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, a depository institution, or an insurance company); (h) an entity, but not an individual, a substantial part of whose business activities consist of investing, purchasing, selling, or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of $5 million as of the end of its latest fiscal year; (i) a small business investment company licensed by the U.S. Small Business Administration (the "SBA") under the Small Business Investment Act of 1958 (the "Small Business Act"); and (j) any other institutional buyer.
Connecticut
Any bank and trust company, national banking association, savings bank, savings and loan association, federal savings and loan association, credit union, federal credit union, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Connecticut; or, if not registered in Connecticut, has no place of business in Connecticut and effects transactions in Connecticut exclusively with or through registered broker-dealers or these specified institutions, whether acting for themselves or as trustees.
Delaware
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, which includes (1) an "accredited investor" as defined in Rule 501(a)(1)-(4), (7) and (8) of Regulation D, excluding, however, any self-directed employee benefit plan with investment decisions made solely by persons that are "accredited investors" as defined in Rule 501(a)(5)-(6) of Regulation D; (2) any QIB as that term is defined in SEC Rule 144A(a)(1); and (3) a corporation, partnership, trust, estate, or other entity (excluding individuals) having a net worth of not less than $5 million or a wholly-owned subsidiary of such entity, as long as the entity was not formed for the purpose of acquiring the specific securities, or to any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity (provided that the institutional buyer is not in fact acting only as an agent for another purchaser that is not an institutional buyer or financial institution); provided that the offeror or seller is a registered broker-dealer in Delaware, or has no place of business in Delaware and effects transactions in Delaware exclusively with or through (i) other broker-dealers, or (ii) these specified institutional investors, whether acting for themselves or as trustees.
District of Columbia
A financial institution or institutional investor (defined as a depository institution; an insurance company; a separate account of an insurance company; investment company registered under the 1940 Act; a business development company as defined in the 1940 Act; an employee pension, profit sharing, or benefit plan if: (i) the plan has total assets in excess of $5 million, or (ii) its investment decisions are made by a named fiduciary, as defined under ERISA, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act; a depository institution, or an insurance company; a QIB defined in SEC Rule 144A; an "accredited investor" as defined in SEC Rule 501(a) of the Securities Act; a limited liability company with net assets of at least $500,000, any other financial institution or institutional investor; or broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a person who has no place of business in the District of Columbia if such person effects, whether acting for itself or as trustee, effects transactions exclusively with or through another broker-dealers or other financial institution or institutional investor described above.
Florida
Any bank, or trust company, savings institution, insurance company, dealer, investment company as defined in the 1940 Act, or pension or profit-sharing trust, or QIB as defined in SEC Rule 144A, as such rule existed on November 1, 1992; or any foreign buyer that satisfies the minimum financial requirements set forth in SEC Rule 144A, whether any of such entities is acting in its individual or fiduciary capacity; provided that such offer or sale of securities is not for the direct or indirect promotion of any scheme or enterprise with the intent of violating or evading any provision of the Florida Securities and Investor Protection Act.
Georgia
Any (A) depository institution or international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (H) a trust if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (F) or (G)) above, regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million, including an organization described in Section 501(c)(3) of the IRC, a corporation, a Massachusetts trust or similar business trust, a limited liability company, or a partnership; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (K) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (L) a federal covered investment adviser acting for its own account; (M) a QIB as defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(H); (N) a major U.S. institutional investor as defined in Rule 15a-6(b)(4)(I), adopted under the Exchange Act; (O) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (P) any other person specified by rule adopted or order issued under this chapter;

provided that the offeror or seller is a registered broker-dealer in Georgia, or is a broker-dealer without a place of business in this state if its only transactions effected in the state are with the issuer of the securities involved in the transactions; a broker-dealer registered under this chapter or not required to be registered as a broker-dealer under this chapter; an institutional investor; or a nonaffiliated federal covered investment adviser with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
Guam
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Guam, or has no place of business in Guam and effects transactions in Guam exclusively with or through registered broker-dealers or these specified institutions, whether acting for themselves or as trustees.
Hawaii
An institutional investor, whether acting for itself or for others in a fiduciary capacity, including: (1) a bank, savings institution (including savings and loan associations and savings banks), trust company, credit union, or similar institution that is organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States if its deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (not including any of the following: (A) An insurance company or other organization primarily engaged in the business of insurance; (B) A Morris plan bank; or (C) An industrial loan company), or international banking institution; (2) an insurance company; (3) a separate account of an insurance company; (4) an investment company as defined in the 1940 Act; (5) a broker-dealer registered under the Exchange Act; (6) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (7) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (8) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in paragraph (6) or (7), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (9) an organization described in section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (10) a small business investment company licensed by the SBA under section 301(c) of the Small Business Act with total assets in excess of $10 million; (11) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (12) a federal covered investment adviser acting for its own account; (13) a QIB as defined in SEC Rule 144A, other than Rule 144A(a)(1)(i)(H); (14) a "major U.S. institutional investor" as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; (15) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (16) any other person specified by rule adopted or order issued under this chapter; provided that the offeror or seller is a licensed broker-dealer in Hawaii or is exempt from registration if such person has no place of business in the state and effects transactions in Hawaii exclusively with or through the issuer of the securities involved in the transaction, registered broker-dealers or broker-dealers not required to be so registered, or an institutional investor, whether acting for themselves or as trustees; or the broker-dealer is registered under the Exchange Act, or not required to be registered under the Exchange Act, and is registered under the securities act of the state in which the broker-dealer has its principal place of business; or nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
Idaho
Any institutional investor, whether acting for itself or for others in a fiduciary capacity, including (a) a depository institution, a trust company organized or chartered under the laws of Idaho, or an international banking institution; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company as defined in the 1940 Act, as cited in §30-14-103, Idaho Code; (e) a broker-dealer registered under the Exchange Act, as cited in §30-14-103, Idaho Code; (f) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act; (g) an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Idaho, a depository institution, or an insurance company; (h) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (i) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in paragraph (f) or (g) of this subsection, regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (j) an organization described in section 501(c)(3) of the IRC, a corporation, a Massachusetts trust or similar business trust, a limited liability company, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (k) a small business investment company licensed by the SBA under section 301(c) of the Small Business Act with total assets in excess of $10 million; (l) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (m) a federal covered investment adviser acting for its own account; (n) a QIB defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; (o) a "major U.S. institutional investor" as defined in 15a-6(b)(4)(i) adopted under the Exchange Act; (p) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (q) any other person specified by rule adopted or an order issued; provided that the seller is a registered broker-dealer in Idaho, or has no place of business in Idaho and its only transactions effected in Idaho are exclusively with or through registered broker-dealers, an institutional investor, the issuer of the securities involved in the transaction or a nonaffiliated federal covered investment adviser with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
Illinois
Any corporation, bank, savings bank, savings institution, savings and loan association, trust company, insurance company, building and loan association, or dealer; pension fund or pension trust, employees' profit-sharing trust, other financial institution (“financial institution” includes a manager of investment accounts on behalf of other than natural persons, who, with affiliates, exercises sole investment discretion with respect to such accounts, and provided such accounts exceed 10 in number and have a fair market value of not less than $10 million at the end of the calendar month preceding calendar month)or institutional investor (“institutional investor” includes (a) investment companies, universities, and other organizations whose primary purpose is to invest its own assets or those held in trust by it for others: (b) trust-accounts and individual or group retirement accounts in which a bank, trust company, insurance company or savings and loan institution acts in a fiduciary capacity; and (c) foundations and endowment funds exempt from taxation under the IRC, a principal business function of which is to invest funds to produce income in order to carry out the purpose of the foundation or fund), any government or political subdivision or instrumentality thereof, whether the purchaser is acting for itself or in some fiduciary capacity; to any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities; to any trust in respect of which a bank or trust company is trustee or co-trustee; to any entity in which at least ninety percent (90%) of the equity is owned by persons described under subsection C, H, or S of this Section 4; any employee benefit plan within the meaning of Title 1 of the ERISA if (i) the investment decision is made by a plan fiduciary as defined in Section 3(21) of the ERISA and such plan fiduciary is either a bank, savings and loan association, insurance company, registered investment adviser, or an investment adviser registered under the Investment Advisers Act, or (ii) the plan has total assets in excess of $5 million, or (iii) in the case of a self-directed plan, investment decisions are made solely by persons that are described herein; or any plan established and maintained by, and for the benefit of the employees of, any state or political subdivision or agency or instrumentality thereof if such plan has total assets in excess of $5 million; or any organization described in Section 50l(c)(3) of the IRC, any Massachusetts or similar business trust, or any partnership, if such organization, trust, or partnership has total assets in excess of $5 million.
Indiana
Any institutional investor, whether acting for itself or for others in a fiduciary capacity; provided that the offeror or seller is a licensed broker-dealer in Indiana, or has no place of business in Indiana and its only transactions effected in Indiana are exclusively with or through registered broker-dealers, except when the broker-dealer is acting as a clearing broker-dealer for such other broker-dealers or an institutional investor or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record. "Institutional investor" includes any of the following: (A) a depository institution or international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (F) or (G), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in Section 501(c)(3) of the IRC , corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (K) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (L) a federal covered investment adviser acting for its own account; (M) a QIB defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; (N) a "major U.S. institutional investor" as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; (O) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (P) any other person specified by rule adopted or order issued under this chapter; provided that the offeror or seller is a registered broker-dealer in Indiana, or is a broker-dealer without a place of business in this state if its only transactions effected in the state are with a broker-dealer registered under this chapter or not required to be registered as a broker-dealer under this chapter; or an institutional investor (other than an investment adviser which is not registered under the Investment Advisers Act, is affiliated with the offeror or seller, or has investments under management of less than $100 million acting for the account of others pursuant to discretionary authority in a signed record).
Iowa
Any institutional investor, whether acting for itself or for others in a fiduciary capacity. "Institutional investor" includes: (a) a depository institution (a bank, savings institution, trust company, credit union, or similar institution that is organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States if its deposits or share accounts are insured to the maximum amount authorized by statute by the federal deposit insurance corporation, the national credit union share insurance fund, or a successor authorized by federal law (not including any of the following: (1) An insurance company or other organization primarily engaged in the business of insurance; (2) A Morris plan bank; (3) An industrial loan company), or international banking institution; (b) an insurance company; (c) a separate account of an insurance company; (d) an investment company as defined in the 1940 Act; (e) a broker-dealer registered under the Exchange Act; (f) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $5 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (g) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of five million dollars or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (h) a trust, if it has total assets in excess of $5 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in paragraph (f) or (g), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (i) an organization described in section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of five million dollars; (j). a small business investment company licensed by the

SBA under section 301(c) of the Small Business Act, with total assets in excess of $5 million; (k) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act with total assets in excess of $5 million; (l) a federal covered investment adviser acting for its own account; (m) a QIB as defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted by the SEC under the Securities Act; (n) a "major U.S. institutional investor" as defined in Rule 15a-6(b)(4)(i) adopted by the SEC under the Exchange Act; (o) any other person, other than an individual, of institutional character with total assets in excess of $5 million not organized for the specific purpose of evading this chapter; (p) any other person specified by rule adopted or order issued under this chapter; provided that the offeror or seller is a licensed broker-dealer in Iowa, or has no place of business in Iowa and effects transactions in Iowa exclusively with or through registered broker-dealers or not required to be so registered, banks, trust companies, insurance companies, investment companies as defined in the 1940 Act, pension or profit- sharing trusts or other financial institutions or institutional buyers (other than an investment adviser which is not registered under the Investment Advisers Act, is affiliated with the offeror or seller, or has investments under management of less than $100 million acting for the account of others pursuant to discretionary authority in a signed record), whether acting for themselves or as trustees.
Kansas
An institutional investor, whether acting for itself or for others in a fiduciary capacity, means: (A) A depository institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer, registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Kansas, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA; that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Kansas, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (F) or (G), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (K) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (L) a federal covered investment adviser acting for its own account; (M) a QIB defined in SEC Rule 144A(a)(1), other than rule 144A(a)(1)(i)(H), adopted under the Securities Act; (N) a "major U.S., institutional investor" as defined in rule 15a-6(b)(4)(i) adopted under the Exchange Act; (O) any other person other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading the securities laws of Kansas; or (P) any other person specified by rule adopted or order issued under the securities laws of Kansas; provided that the seller is a registered broker-dealer in Kansas, or a broker-dealer has no place of business in the State if its only transactions effected in Kansas are with the issuer of the securities involved in the transaction, a broker-dealer registered in Kansas or not required to be registered as a broker-dealer in Kansas, an institutional investor or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
Kentucky
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer (including a QIB under SEC Rule 144A), or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Kentucky, or has no place of business in Kentucky and effects transactions in Kentucky exclusively with or through registered broker-dealers or the specified persons.
Louisiana
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, as now or hereafter amended, real estate investment trust, small business investment corporation, pension or profit-sharing plan or trust, or other financial institution, or a dealer, whether the purchaser is acting for itself or in some fiduciary capacity.

Sales may also be made to a qualified buyer as defined by SEC Rule 144A in a transaction in compliance with the requirements of Rule 144 or 144A of the General Rules and Regulations promulgated by the SEC under the Securities Act.
Maine
Any institutional investor, whether acting for itself or for others in a fiduciary capacity; provided that the offeror or seller is a licensed broker-dealer in Maine, or has no place of business in Maine and its only transactions effected in Maine are exclusively with or through the issuer of the securities involved in the transaction, registered broker-dealers, except when the broker-dealer is acting as a clearing broker-dealer for such other broker-dealers or an institutional investor or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record. "Institutional investor" means any of the following: A- A depository institution (includes (i) A bank; or (ii) A savings institution, trust companies and nondepository trust companies, credit union or similar institution that is organized or chartered under the laws of a state or of the United States, authorized to receive deposits and supervised and examined by an official or agency of a state or the United States if its deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund or a successor authorized by federal law; it does not include an insurance company or other organization primarily engaged in the business of insurance; a Morris Plan bank; or an industrial loan company) or international banking institution; B- An insurance company; C- A separate account of an insurance company; D- An investment company as defined in the federal 1940 Act; E- A broker-dealer registered under the federal Exchange Act; F- An employee pension, profit-sharing or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined in the federal ERISA, that is a broker-dealer registered under the federal Exchange Act, an investment adviser registered or exempt from registration under the federal Investment Advisers Act, an investment adviser registered under this chapter, a depository institution or an insurance company; G- A plan established and maintained by a state, a political subdivision of a state or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in the federal ERISA, that is a broker-dealer registered under the federal Exchange Act, an investment adviser registered or exempt from registration under the federal Investment Advisers Act, an investment adviser registered in the state, a depository institution or an insurance company; H- A trust, if it has total assets in excess of $10 million, its trustee is a depository institution and its participants are exclusively plans of the types identified in paragraph F or G, regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; I- An organization described in Section 501(c)(3) of the IRC, a corporation, a Massachusetts trust or similar business trust, a limited liability company or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; J- A small business investment company licensed by the United States SBA under Section 301(c) of the Small Business Act with total assets in excess of $5 million; K- A private business development company as defined in Section 202(a)(22) of the federal Investment Advisers Act with total assets in excess of $5 million; L- A federal covered investment adviser acting for its own account; M A QIB as defined in SEC Rule 144A(a)(1), except as defined in SEC Rule 144A(a)(1)(i)(H); N- A major U.S. institutional investor as defined in SEC Rule 15a-6(b)(4)(i); O- Any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (P) Any other person specified by rule adopted or order issued under this chapter.
Maryland
Any investment company as defined in the 1940 Act, an investment adviser with assets under management of not less than $1 million, any broker-dealer, any bank, trust company, savings and loan association, insurance company, employee benefit plan with assets of not less than $1 million, or governmental agency or instrumentality, whether acting for itself or as a trustee or a fiduciary with investment control, or other institutional investor as designated by rule or order of the Commissioner, including QIBs as defined in SEC Rule 144A under the Securities Act; or institutional accredited investors as defined in Regulation D, Rule 501(a)(1)-(3), (7) and (8) under the Securities Act; provided that the offeror or seller is a registered broker-dealer in Maryland, or has no place of business in Maryland and effects transactions in Maryland exclusively with or through registered broker-dealers, or banks, savings institutions, trust companies, insurance companies, investment companies as defined in the 1940 Act, pension or profit-sharing trusts, or other financial institutions or institutional buyers (including federally insured credit unions), whether acting for themselves or as trustees.

Massachusetts
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity, provided that the offeror or seller is a registered broker-dealer in Massachusetts, or has no office or other physical presence in Massachusetts and effects transactions in Massachusetts exclusively with or through registered broker-dealers or these specified institutions, whether acting for themselves or as trustees. A pension or profit-sharing trust, includes (1) any entity with total assets in excess of $5 million and which is: (a) an employee benefit plan within the meaning of the ERISA; or (b) a self-directed employee benefit plan within the meaning of ERISA, with investment decisions made by a person that is an accredited investor as defined in § 501(a) of SEC Regulation D; or (2) any employee benefit plan within the meaning of ERISA with investment decisions made by a plan fiduciary, as defined in Section 2(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser; or (3) an employee benefit plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions. Institutional buyer includes, but is not limited to, the following: a small business investment company licensed by the U.S. SBA under the Small Business Act; a private business development company as defined in the Investment Advisers Act; a business development company as defined in the 1940 Act; an entity with total assets in excess of $5 million and which is either (i) a company (whether a corporation, a Massachusetts or similar business trust or a partnership) not formed for the specific purpose of acquiring the securities offered, a substantial part of whose business activities consists of investing, purchasing, selling, or trading in securities issued by others, and whose investment decisions are made by persons who are reasonably believed by the seller to have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of investment; or (ii) an organization described in Section 501(c)(3) of the IRC having a securities portfolio of more than $25 million; a QIB as defined in SEC Rule 144A under the Securities Act. Institutional buyers may also include: (1) an investing entity whose only investors are financial institutions and institutional buyers as described in Massachusetts Securities Act §401(m)and Massachusetts Securities Rule 12.205(1)(a)6.a.; or (2) an investing entity made up exclusively of accredited investors as defined in Rule 501(a) of federal Regulation D under the Securities Act of 1933 who each invested a minimum of $50,000. Additionally, the subject fund must have existed before March 30, 2012 and ceased to accept new beneficial owners as of that date.
Michigan
Any institutional investor, whether acting for itself or for others in a fiduciary capacity, includes: (i) A depository institution or international banking institution; (ii) an insurance company; (iii) a separate account of an insurance company; (iv) an investment company as defined in the 1940 Act; (v) a broker-dealer registered under the Exchange Act; (vi) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer, registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Michigan, a depository institution, or an insurance company; (vii) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA; that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Michigan, a depository institution, or an insurance company; (viii) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (vi) or (vii), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (ix) an organization described in section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (x) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (xi) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10 million; (xii) a federal covered investment adviser acting for its own account; (xiii) a QIB defined in SEC Rule 144A(a)(1), other than rule 144A(a)(1)(i)(H), adopted under the Securities Act; (xiv) a "major U.S., institutional investor" as defined in rule 15a-6(b)(4)(i) adopted under the Exchange Act; (xv) any other person other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading the securities laws of Michigan; or (xvi) any other person specified by rule adopted or order issued under the securities laws of Michigan; provided that the offeror or seller is a registered broker-dealer in Michigan, or a broker-dealer if the broker-dealer does not have a place of business in the State and if its only transactions effected in the state are with other broker-dealers registered as broker-dealers or not required to be registered as broker-dealers under the act, or an institutional investor or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
Minnesota
An institutional investor, whether acting for itself or for others in a fiduciary capacity, means any of the following: (A) a depository institution (includes (A) a bank; or (B) a savings institution, trust company, credit union, or similar institution that is organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States if its deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law. The term does not include: (i) an insurance company or other organization primarily engaged in the business of insurance; (ii) a Morris Plan bank; or (iii) an industrial loan company that is not an "insured depository institution" as defined in section 3(c)(2) of the Federal Deposit Insurance Act, United States Code, title 12, section 1813(c)(2), or any successor federal statute) or international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (F) or (G), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in Section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (K) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (L) a federal covered investment adviser acting for its own account; (M) a QIB defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; (N) a "major U.S. institutional investor" as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; (O) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (P) any other person specified by rule adopted or order issued under this chapter (including a university); and an accredited investor as the term is defined in Rule 501(a) of Regulation D adopted pursuant to the Securities Act of 1933; provided that the offeror or seller is a registered broker-dealer in Minnesota, or is a broker-dealer without a place of business in this state if its only transactions effected in the state are with a broker-dealer registered under this chapter or not required to be registered as a broker-dealer under this chapter; an institutional investor or an accredited investor or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
Mississippi
An institutional investor, whether acting for itself or for others in a fiduciary capacity, including: (A) a depository institution or international banking association; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million a or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (F) or (G), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in Section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (K) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (L) a federal covered investment adviser acting for its own account; (M) a QIB as defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; (N) a "major U.S. institutional investor" as defined in the Exchange Act; (O) Any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (P) any other person specified by rule adopted or order issued under this chapter; provided that the offeror or seller is a registered broker-dealer in Mississippi, or has no place of business in Mississippi and effects transactions in Mississippi exclusively with or through other broker-dealers registered as broker-dealers under this chapter or not required to be registered as broker-dealers under this chapter or an institutional investor or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
Missouri
Any institutional investor, whether the purchaser is acting for itself or for others in a fiduciary capacity, provided that the offeror or seller is a registered broker-dealer in Missouri, or is a broker-dealer and has no place of business in Missouri and effects transactions in Missouri exclusively with or through the issuer, a broker-dealer registered in Missouri or not required to be registered as a broker-dealer in Missouri, or these specified institutional investors, whether acting for themselves or as trustees or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record. By definition, "institutional investor" means any of the following: (A) a depository institution, a trust company organized or chartered under the laws of this state, or an international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Missouri, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Missouri, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (F) or (G), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in Section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (K) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (L) a federal covered investment adviser acting for its own account; (M) a QIB defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act; (N) a "major U.S. institutional investor" as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; (O) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading the securities laws of Missouri; or (P) any other person specified by rule adopted or order issued under the securities laws of Missouri.
Montana
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, including QIB defined under SEC Rule 144A, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller has no place of business in Montana and effects transactions in Montana exclusively with or through other broker-

dealers, or such exempt financial and institutional buyers, whether acting for themselves or as trustees.
Nebraska
Any bank (whether acting in its individual or fiduciary capacity), savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, any Business Development Company as defined in Section 2(a)(48) of the 1940 Act, Small Business Investment Company licensed by the United States SBA, pursuant to Sections 301(c) or (d) of the Small Business Act; or other financial institution or institutional buyer, to any individual accredited investor, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller has no place of business in Nebraska if effecting transactions in Nebraska exclusively with or through other broker-dealers or such financial institutions or institutional buyers, whether acting for themselves or as trustees.
Nevada
Any financial or institutional investor, or broker-dealer, including any of the following, whether acting for itself or others in a fiduciary capacity other than as an agent: (1) a depository institution; (2) any insurance company; (3) a separate account of an insurance company; (4) any investment company as defined in the 1940 Act; (5) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $5 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, a depository institution or an insurance company; and (6) any other institutional buyer (including any accredited investor as defined under Rule 501 of Regulation D of the Securities Act; provided that offeror or seller is a licensed broker-dealer in Nevada, or is a broker-dealer registered or not required to be registered under the Exchange Act and who has no place of business in Nevada, if the broker-dealer effects transactions in Nevada exclusively with other broker-dealers licensed or exempt in Nevada or has no place of business in Nevada and effects transactions exclusively with or through these specified financial or institutional investors, or broker-dealers, whether or not the offeror or an offeree is then present in this state.
New Hampshire
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, a venture capital company which operates a small business investment company under the Small Business Act, or other financial institution or institutional buyer (meaning an organization or person with net worth of more than $25 million ); or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in New Hampshire, or is not registered as a broker-dealer in this jurisdiction and has no place of business in New Hampshire and effects transactions in New Hampshire exclusively with or through registered broker-dealers or these specified institutions (with the exception of a venture capital company), whether acting for themselves or in some fiduciary capacity.
New Jersey
Any bank, savings institution (meaning any savings and loan association or building and loan association operating pursuant to the Savings and Loan Act (1963), and any federal savings and loan association and any association or credit union organized under the laws of the United States or of any state whose accounts are insured by a federal corporation or agency), trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, or any QIB as defined in SEC Rule 144A, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in New Jersey, or is not registered as a broker-dealer in this jurisdiction and effects transactions in New Jersey exclusively with or through these specified institutions or financial institutions of institutional buyers, whether acting for themselves or as trustees.
New Mexico
Any institutional investor, whether acting for itself or for others in a fiduciary capacity, which includes: (1) a depository institution or an international financial institution of which the United States is a member and whose securities are exempt from registration pursuant to the federal Securities Act; (2) an insurance company; (3) a separate account of an insurance company; (4) an investment company as defined in the federal 1940 Act; (5) a broker-dealer registered pursuant to the federal Exchange Act; (6) an employee pension, profit-sharing or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined in the federal ERISA, that is a broker-dealer registered pursuant to the federal Exchange Act, an investment adviser registered or exempt from registration pursuant to the federal Investment Advisers Act, an investment adviser registered pursuant to the New Mexico Uniform Securities Act, a depository institution or an insurance company; (7) a plan established and maintained by a state, a political subdivision of a state or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in the federal ERISA, that is a broker-dealer registered pursuant to the federal Exchange Act, an investment adviser registered or exempt from registration pursuant to the federal Investment Advisers Act, an investment adviser registered pursuant to the New Mexico Uniform Securities Act, a depository institution or an insurance company; (8) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution and its participants are exclusively plans of the types identified in Paragraph (6) or (7) of this subsection, regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (9) an organization described in Section 501(c)(3) of the federal IRC, corporation, Massachusetts trust or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (10) a small business investment company licensed by the SBA pursuant to Section 301(c) of the federal Small Business Act with total assets in excess of $10 million; (11) a private business development company as defined in Section 202(a)(22) of the federal Investment Advisers Act with total assets in excess of $10 million; (12) a federal covered investment adviser acting for its own account; (13) a QIB, as defined in SEC Rule 144A(a)(i)(1), other than Rule 144A(a)(1)(H), adopted pursuant to the federal Securities Act; (14) a "major U.S. institutional investor" as defined in Rule 15a-6(b)(4)(i) adopted pursuant to the federal Exchange Act; (15) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading the New Mexico Uniform Securities Act; or (16) any other person specified by rule adopted or order issued pursuant to the New Mexico Uniform Securities Act; provided that the offeror or seller is a broker-dealer without a place of business in New Mexico if its only transactions effected in New Mexico are with a broker-dealer registered as a broker-dealer pursuant to the New Mexico Uniform Securities Act or not required to be registered as a broker-dealer pursuant to that act, or an institutional investor; licensed broker-dealer in New Mexico, or is a broker-dealer registered under the Exchange Act and has no place of business in New Mexico, if the broker-dealer effects transactions in New Mexico exclusively with other broker-dealers licensed or exempt under the New Mexico Securities Act of 1986 or with these specified institutional investors, or nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
New York
Anyone, provided that the seller is a registered and licensed broker or dealer in New York.
North Carolina
Any entity which has a net worth in excess of $1 million as determined by generally accepted accounting principles (including governmental or political subdivision of a government), bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer, or to a dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in North Carolina, or the person is not registered as a broker-dealer in North Carolina and has no place of business in this State if he effects transactions in this State exclusively with or through (i) other dealers, or (ii) banks, savings institutions, trust companies, insurance companies, investment companies as defined in the 1940 Act, pension or profit-sharing trusts, or other financial institutions or institutional buyers, whether acting for themselves or as trustees.
North Dakota
An "institutional investor", whether acting for itself or for others in a fiduciary capacity, provided that the offeror or seller is not registered as a broker-dealer in North Dakota and has no place of business in North Dakota and effects transactions in North Dakota with other broker-dealers registered as a broker-dealer in the state or not required to be registered as a broker-dealer in the state or the foregoing institutional investors or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record. "Institutional investor" includes: (a) A depository institution or international banking institution; (b) An insurance company; (c) A separate account of an insurance company; (d) An investment company as defined in the 1940 Act; (e) A broker-dealer under the Exchange Act; (f) An employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in North Dakota, a depository institution, or an insurance company; (g) A plan established and maintained by a state a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (h) A trust if it has total assets in excess of $10 million, its trustee is a depository institution and its participants are exclusively plans of the types identified in subdivision (f) or (g) regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (i) An organization described in section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership not formed for specific purpose of acquiring the securities offered with total assets in excess of $10 million; (j) A small business investment company licensed by the SBA under section 301 (c) of the Small Business Act with total assets in excess of $10 million; (k) A private business development company as defined in section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million); (l) A federal covered investment adviser acting for its own account; (m) A QIB as defined in SEC Rule 144A(a)(1), other than rule 144(a)(1)(i)(H), adopted under the Securities Act; (n) A major United States institutional investor as defined in rule 15a-6(b)(4)(i) adopted under the Exchange Act; or (o) Any other person other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading the securities laws of North Dakota.
Ohio
Any dealer or institutional investor. "Institutional investor" is defined to mean any corporation, bank, insurance company, pension fund or pension fund trust, employees' profit-sharing fund or employees' profit-sharing trust, any association engaged, as a substantial part of its business or operations, in purchasing or holding securities, or any trust in respect of which a bank is trustee or co-trustee, or a QIBs that term is defined in SEC Rule 144A under the Securities Act; provided that the person making the offer or sale to these specified institutions is a dealer registered under the laws of Ohio, or effects transactions exclusively through or with licensed dealers in Ohio.
Oklahoma
Any institutional investor. "Institutional investor" includes any of the following, whether acting for itself or others in a fiduciary capacity: (a) depository institution, or international banking institution; (b) insurance company; (c) separate account of an insurance company; (d) investment company as defined in the 1940 Act; (e) a broker-dealer registered under the Exchange Act; (f) employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Oklahoma, a depository institution, or an insurance company; (g) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in Oklahoma, a depository institution, or an insurance company; (h) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph f or g of this paragraph, regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (i) an organization described in Section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (j) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (k) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (l) a federal covered investment adviser acting for its own account; (m) a QIB defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Exchange Act; (n) a "major U.S. institutional investor" as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; (o) any other person, other than an individual, of institutional character with total assets in excess of $10 million, not organized for the specific purpose of evading the securities laws of Oklahoma; or (p) any other person specified by rule adopted or order issued under the securities laws of Oklahoma; provided that the offeror or seller is a broker-dealer registered in Oklahoma, or has no place of business in Oklahoma and effects transactions in Oklahoma exclusively with other broker-dealers registered in Oklahoma or broker-dealers not required to be registered in Oklahoma, or any institutional investor or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.

Oregon
Any bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, or other financial institution or institutional buyer (including, but not limited to, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Housing Administration, the United States Department of Veterans Affairs and the Government National Mortgage Association), and any QIB as defined under the provisions of SEC Rule 144A, or any broker-dealer, mortgage broker or mortgage banker, whether the purchaser is acting for itself or in a fiduciary capacity when the purchaser has discretionary authority to make investment decisions; provided that any offeror or seller not registered as a broker-dealer in this state has no place of business in Oregon and effects transactions in Oregon exclusively with broker-dealers or with the foregoing institutions.
Pennsylvania
Any institutional investor or broker-dealer, whether the buyer is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a broker-dealer registered in Pennsylvania, or has no place of business in Pennsylvania and effects transactions in Pennsylvania exclusively with or through registered broker-dealers or these specified institutional investors. The exemption includes any institutional investor that purchases securities for the benefit of another person must be empowered under applicable state or Federal law to act as a corporate fiduciary and is acting as trustee, guardian, conservator, executor or administrator, but does not apply for a transaction where an institutional investor is acting in the capacity of trustee, guardian, conservator, executor or administrator for the purpose of avoiding or facilitating the avoidance of the provisions for registration. "Institutional investor" means any bank, insurance company, pension or profit-sharing plan or trust (except a municipal pension plan or system), any investment company as defined in the 1940 Act; any person, other than an individual, which controls any of the foregoing, the Federal Government, state, or any agency or political subdivision thereof except Pennsylvania public school districts, or any other person so designated by regulation of the Commission. By rule, the following additional persons, among others, are included in the definition of an "institutional investor" to whom offers and sales may also be made: (1) any corporation or business trust or wholly owned subsidiary of such corporation or business trust which has been in existence for 18 months and that has a tangible net worth on a consolidated basis, as reflected in its most recent audited financial statements, of $10 million or more; (2) any college, university, or other public or private institution which has received exempt status under Section 501(c)(3) of the IRC, and which has a total endowment or trust funds (including annuity and life income funds) of $5 million or more according to its most recent audited financial statements; provided that the aggregate dollar amount of securities sold to such college, university, or institution under the state section 203(c) exemption shall not exceed 5% of the endowment or trust funds; or (3) any wholly owned subsidiary of a bank; or (4) any person which is organized primarily for the purpose of purchasing, in non-public offerings, securities of corporations or issuers engaged in research and development activities in conjunction with a corporation and which complies with either (i) has purchased $5 million or more of the securities excluding both (A) a purchase of securities of a corporation in which the person directly or beneficially owns more than 50% of the corporation's voting securities, but securities purchased under a leveraged buy-out financing in which the person does not intend to provide direct management to the issuer, shall not be excluded, and (B) a dollar amount of a purchase of securities of a corporation which investment represents more than 20% of the person's net worth; (ii) is capitalized at $2,500,000 or more and is controlled by an individual controlling a person that meets the criteria contained in clause (i) above; (iii) is capitalized at $10 million or more and has purchased $500,000 or more of the securities, excluding a purchase of securities of a corporation in which the person directly or beneficially owns more than 50% of the corporation's voting securities; or (iv) is capitalized at $250,000 or more and is a "side-by-side fund" (which means a person which is both (i) promoted and controlled by individuals controlling a person meeting the criteria in subsection (a)(4)(i), (ii), or (iii), and (ii) formed exclusively for the purpose of purchasing securities of issuers in various amounts and on the same terms and conditions as the person in subparagraph (i)); or (5) any Small Business Investment Company as defined in section 103 by the Small Business Act which either (a) has a total capital of $1 million or more, or (b) is controlled by institutional investors as defined in Section 102(k) of the Act or this section; (6) any Seed Capital Fund as defined in Section 6 of the Small Business Incubators Act; (7) any Business Development Credit Corporation, as authorized by the Business Development Credit Corporation Law; (8) any person whose security holders consist solely of institutional investors or broker-dealers; or (9) any person as to which the issuer reasonably believed qualified as an institutional investor under this section at the time of the offer or sale of the securities on the basis of written representations made to the issuer by the purchaser; or (10) a QIB as defined in Rule 144A (relating to private resales of securities to institutions), or any successor rule thereto; stock bonus plans established under Section 401 and simplified employee pension plans under Section 408 of the IRC, commonly known as Keoghs, IRAs and SEPs, if any such plan has one of the following: (1) plan assets of at least $5 million, or (2) retained, on an on-going basis, the services of a person knowledgeable and experienced in financial and business matters to render professional investment management advice and has investments in securities of at least $500,000; provided that the offeror or seller is a broker-dealer registered in Pennsylvania, or has no place of business in Pennsylvania and effects transactions in

Pennsylvania exclusively with or through registered broker-dealers or these specified institutional investors.
Puerto Rico
Any bank, savings institution, trust company, insurance company, investment company as defined in the Investment Companies Act of Puerto Rico, pension or profit-sharing trust, a QIB as defined in Rule 144A under the Securities Act, or other financial institution or institutional buyer, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Puerto Rico, or has no place of business in Puerto Rico and effects transactions in Puerto Rico exclusively with or through registered broker-dealers or these specified institutions that act in their own name or as trustees.
Rhode Island
Any financial or institutional investor or broker-dealer, provided that the offeror or seller is a licensed broker-dealer in Rhode Island, or is a broker-dealer registered or not required to be registered under the Exchange Act and who has no place of business in Rhode Island, if the broker-dealer effects transactions in Rhode Island exclusively with other broker-dealers licensed or exempt in Rhode Island or these specified financial or institutional investors. Financial or institutional investor means any of the following, whether acting for itself or in some fiduciary capacity: (1) a depository institution; (2) an insurance company; (3) a separate account of an insurance company; (4) an investment company as defined in the 1940 Act; (5) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $5 million, or if investment decisions are made by a plan fiduciary, as defined under ERISA, which is either a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, a depository institution, or an insurance company; (6) a QIB as defined in Rule 144A under the Securities Act; and (7) any other institutional buyer.
South Carolina
Any institutional investor; whether acting for itself or for others in a fiduciary capacity. 'Institutional investor' means any of the following: (A) a depository institution (including a bank, savings institution, trust company, credit union, or similar institution that is organized or chartered under the laws of a State or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a State or the United States if its deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law) or international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (G) a plan established and maintained by a State, a political subdivision of a State, or an agency or instrumentality of a State or a political subdivision of a State for the benefit of its employees, if the plan has total assets in excess of $10 millions or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (F) or (G), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in Section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million dollars; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (K) a private business development company as defined in the Investment Advisers Act with total assets in excess of $10 million dollars; (L) a federal covered investment adviser acting for its own account; (M) a QIB as defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; (N) a 'major U.S. institutional investor' as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; (O) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (P) any other person specified by rule adopted or order issued under this chapter; provided that the offeror or seller is a registered broker-dealer in South Carolina, or a broker-dealer without a place of business in South Carolina if its only transactions effected in South Carolina are with a broker-dealer registered as a broker-dealer under this chapter or not required to be registered as a broker-dealer under this chapter or these specified institutional investors.
South Dakota
Any institutional investor, whether acting for itself or for others in a fiduciary capacity, defined as any of the following: (A) a depository institution or international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in South Dakota, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in South Dakota, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subparagraph (F) or (G), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in Section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; (K) a private business development company as defined in the Investment Advisers Act with total assets in excess of $10 million dollars; (L) a federal covered investment adviser acting for its own account; (M) a QIB as defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; (N) a major United State institutional investor as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; (O) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading the securities laws of South Dakota; or (P) any other person specified by rule adopted or order issued under the securities laws of South Dakota; provided that the offeror or seller is a registered broker-dealer in South Dakota, or is without a place of business in South Dakota and effects transactions in South Dakota exclusively with registered broker-dealers or not required to be registered as a broker-dealer under the Act, or the foregoing institutional investors or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record.
Tennessee
Any institutional investor, which is defined as a bank, unless the bank is acting as a broker-dealer as such term is defined in the Tennessee Securities Act, trust company, insurance company, investment company registered under the 1940 Act, a holding company which controls any of the foregoing, a trust or fund over which any of the foregoing has or shares investment discretion, a pension or profit sharing plan, an institutional buyer, or any other person engaged as a substantial part of its business in investing in securities unless such other person is within the definition of a broker-dealer (in which case such other person is not an institutional investor), in each case having a net worth in excess of $1 million ); or any broker-dealer; provided that the offeror or seller is a registered broker-dealer in Tennessee, or has no place of business in Tennessee and is registered as a broker-dealer with the SEC or the Financial Industry Regulatory Authority (FINRA) or any successor regulatory entity and effects transactions in Tennessee exclusively with or through registered broker-dealers or these specified institutions.
Texas
Any bank, trust company, building and loan association, insurance company, surety or guaranty company, savings institution (including any federally chartered credit union, savings and loan association, or federal savings bank and any credit union or savings and loan association chartered under the laws of any State of the United States), any investment company as defined in the 1940 Act, or small business investment company as defined in the Small Business Act; any "institutional accredited investor" (as that term is defined in Rule 501(a)(1)-(4), (7) and (8) promulgated by the SEC under the Securities Act), excluding any self-directed employee benefit plan with investment decisions made solely by persons that are "accredited investors" as defined in Rule 501(a)(5)-(6); or any QIB as that term is defined in SEC Rule 144A(a)(1) promulgated by the SEC under the Securities Act; or any corporation, partnership, trust, estate, or other entity (excluding individuals) having net worth of not less than $5 million, or a wholly-owned subsidiary of such entity, as long as the entity was not formed for the purpose of acquiring the specific securities; or any registered dealer actually engaged in buying and selling securities; provided that such financial institution or other institutional investor is acting for its own account or as a bona fide trustee of a trust organized and existing other than for the purpose of acquiring the specific securities.
Utah
Any depository institution (including any bank, savings institution or credit union), trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional investor, including, but not limited to, foundations and university endowments with assets of at least $100 million; credit unions, and a QIB as defined in Rule 144A under the Securities Act, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Utah, or has no place of business in Utah and effects transactions in Utah exclusively with or through registered broker-dealers or these specified institutions, whether acting for themselves or as trustees.
Vermont
An institutional investor, whether acting for itself or for others in a fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Vermont, or has no place of business in Vermont and effects transactions in Vermont exclusively with broker-dealers registered or exempt from registration in Vermont or the foregoing institutional investors or nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record. "Institutional investor" means any of the following: (A) a depository institution or international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in 15 U.S.C. § 80a-1 et seq.; (E) a broker-dealer registered under 15 U.S.C. §78a et seq.; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined in 29 U.S.C. §1001 et seq., that is a broker-dealer registered under 15 U.S.C. § 78a et seq., an investment adviser registered or exempt from registration under 15 U.S.C. § 80a-1 et seq., an investment adviser registered under this chapter, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million .00 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in 29 U.S.C. § 1001 et seq., that is a broker-dealer registered under 15 U.S.C. § 78a et seq., an investment adviser registered or exempt from registration under 15 U.S.C. § 80a-1 et seq., an investment adviser registered under this chapter, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in subdivision (11)(F) or (G) above, regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in 26 U.S.C. § 501(c)(3), corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million .00; (J) a small business investment company licensed by the SBA under 15 U.S.C. § 681(c) with total assets in excess of $10 million; (K) a private business development company as defined in 15 U.S.C. § 80b-2(a)(22) with total assets in excess of $10 million; (L) a federal covered investment adviser acting for its own account; (M) a QIB as defined in SEC Rule 144A(a)(1), other than subdivision 17 C.F.R. 230.144A(a)(1)(i)(H); (N) a "major U.S. institutional investor" as defined in 17 C.F.R. 240.15a-6(b)(4)(i); (O) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; or (P) any other person specified by rule adopted or order issued under this chapter.
Virgin Islands
Any institutional investor, provided that the offeror or seller is a registered broker-dealer in the Virgin Islands or is exempt from registration if the seller is a broker-dealer without a place of business in Virgin Islands and its only transactions effected in the State are with a person registered as a broker-dealer or exempt from registration, and institutional investors or nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record. Institutional investor means any of the following, whether acting for itself or for others in a fiduciary capacity: (A) A depository institution or international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the 1940 Act; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension; profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer, registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in the U.S. Virgin Islands, a depository institution, or an insurance company; (G) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA; that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered in the U.S. Virgin Islands, a depository institution, or an insurance company; (H) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively, plans of the types identified in subparagraph (F) or (G), regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (I) an organization described in section 501(c)(3) of the IRC (26 U.S.C. section 501(c)(3)), corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (J) a small business investment company licensed by the SBA under Section 301(c) of the Small Business Act (15 U.S.C. section 681(c)) with total assets in excess of $10 million; (K) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act (15 U.S.C. section 80b-2(a)(22)) with total assets in excess of $10 million; (L) a federal covered investment adviser acting for its own account; (M) a QIB as defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act; (N) a "major U.S. institutional investor" as defined in rule 15a-6(b)(4)(i) adopted under the Exchange Act; (O) any other person other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading the securities laws of the U.S. Virgin Islands; or (P) any other person specified by rule adopted or order issued under the securities laws of the U.S. Virgin Islands.
Virginia
Any corporation, investment company, or pension or profit-sharing trust, or any broker-dealer; provided that any offeror or seller is a registered broker-dealer in Virginia except in transactions exempted from registration in Virginia.
Washington
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust (excluding IRAs, Keogh accounts, or other self-directed pension plans), or other financial institution or institutional buyer, or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Washington, or has no place of business in Washington and effects transactions exclusively with or through other broker-dealers or such persons. "Institutional buyer" includes: (1) a corporation, business trust, or partnership or wholly owned subsidiary of such entity, which has been operating for at least 12 months and that has a net worth on a consolidated basis of at least $10 million as determined by the entity's most recent audited financial statements, provided such statements are dated within 16 months of the transaction made in reliance upon this exemption; (2) any entity exempt under Section 501(c)(3) of the IRC and that has total endowment or trust funds of $5 million or more according to its most recent audited financial statements, provided such statements are dated within 16 months of the transaction made in reliance upon this exemption; or (3) any wholly owned subsidiary of a bank, savings institution, insurance company, or investment company as defined by the 1940 Act; or (4) any QIB as defined in SEC Rule 144A of the Securities Act.
West Virginia
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer or any broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in West Virginia, or has no place of business in West Virginia and effects transactions in West Virginia exclusively with or through registered broker-dealers or these specified financial institutions or institutional buyers, whether acting for themselves or as trustees or accredited investors as defined in Rule 501(a)(1)-(3), (7) or (8), or a nonaffiliated federal covered investment advisers with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record. The term "institutional buyer" is defined as: (A) a depository institution or international banking institution; (B) an insurance company; (C) a separate account of an insurance company; (D) an investment company as defined in the Investment Company Act of 1940; (E) a broker-dealer registered under the Exchange Act; (F) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in the ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under laws of this State, a depository institution, or an insurance company; (G) a plan established and maintained by a State, a political subdivision of a State, or an agency or instrumentality of a State or a political subdivision of a State for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in the ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under the Investment Advisors Act, a depository institution, or an insurance company; a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified herein or, regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans; (H) an organization described in Section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million; (I) a small business investment company licensed by theSBA under Section 301(c) of the Small Business Act with total assets in excess of $10 million; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million; (J) a federal covered investment adviser acting for its own account; (K) a QIB as defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(H), adopted under the Securities Act; (L) a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the Exchange Act; (M) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading the laws of this State; or any other.
Wisconsin
Any of the following: (a) a depository institution or international banking institution (includes an international financial institution of which the United States is a member and whose securities are exempt from registration under the Securities Act), (b) an insurance company, (c) a separate account of an insurance company, (d) an investment company as defined in the 1940 Act, (e) a broker-dealer registered under the Exchange Act, (f) an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10 million or its investment decisions are made by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act , an investment adviser registered under this chapter, a depository institution, or an insurance company, (g) a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10 million or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined under ERISA, that is a broker-dealer registered under the Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act, an investment adviser registered under this chapter, a depository institution, or an insurance company, (h) a trust, if it has total assets in excess of $10 million, its trustee is a depository institution, and its participants are exclusively plans of the types identified in (f) or (g) above, regardless of the size of their assets, except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans, (i) an organization described in section 501(c)(3) of the IRC, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10 million, (j) a small business investment company licensed by the SBA under section 301(c) of the Small Business Act with total assets in excess of $10 million, (k) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act with total assets in excess of $10 million, (l) a federal covered investment adviser acting for its own account, (m) a QIB, as defined in SEC Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the Securities Act, (n) a major U.S. institutional investor, as defined in Rule 15a6(b)(4)(i) adopted under the Exchange Act, (o) any other person, other than an individual, of institutional character with total assets in excess of $10 million not organized for the specific purpose of evading this chapter; (p) any other person specified by rule adopted or order issued under this chapter; whether acting for itself or for others in a fiduciary capacity; provided that the offeror or seller is a licensed broker-dealer in Wisconsin, or if its only transactions effected in this state are with other broker-dealers registered as a broker-dealer under this chapter or not required to be registered as a broker-dealer under this chapter; the foregoing Institutional investors; accredited investors as defined in Rule 501(a)(1), (2), (3), (7) or (8) adopted under the Securities Act of 1933; or a nonaffiliated federal covered investment adviser with investments under management in excess of $100 million acting for the account of others pursuant to discretionary authority in a signed record. By rule the Commissioner has designated the following as a "financial institution or institutional investor": (a) an endowment or trust fund of a charitable organization specified in Section 170(b)(1)(A) of the IRC; (b) an issuer with any class of securities registered under Section 12 of the Exchange Act and any wholly owned subsidiary thereof; (c) any venture capital company that: (i) operates a small business investment company licensed under the Small Business Act, or (ii) is a corporation, partnership, limited liability company, or association whose net assets exceed $1 million and either its primary purpose as stated in its articles, bylaws, or other organizational instruments is investing in securities, or its primary business is investing in developmental stage companies or eligible small business companies as defined in the regulations of the U.S. SBA; (d) any QIB as defined and listed in SEC Rule 144A(a)(1) under the Securities Act, whether acting for its own account or the accounts of other QIBs that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the QIB; (e) any entity, all of the equity owners of which are any of the entities described in this paragraph, acting for its own account or for the accounts of any of the entities described in this paragraph; or (f) any "accredited investor" as defined and listed in sections SEC Rule 501(a)(1), (2), (3) or (7) under Regulation D under sections 3(b) and 4(2) of the Securities Act; (g) the State of Wisconsin or any of its agencies or political subdivisions; or (h) the federal government or any of its agencies or instrumentalities.
Wyoming
Any bank, savings institution, trust company, insurance company, investment company as defined in the 1940 Act, pension or profit-sharing trust, or other financial institution or institutional buyer (the term "institutional buyer" includes a QIB as defined in SEC Rule 144A of the Securities Act), or a broker-dealer, whether the purchaser is acting for itself or in some fiduciary capacity; provided that the offeror or seller is a registered broker-dealer in Wyoming, or has no place of business in Wyoming and effects transactions in Wyoming exclusively with or through registered broker-dealers or these specified institutions, whether acting for themselves or as trustees.
Offers and Sales Pursuant to Isolated Nonissuer Transactions
Offers and sales of the securities may be made in the following U.S. jurisdictions pursuant to the state exemption for an isolated nonissuer transaction, without registration or qualification of the securities or any notice filings being made in such jurisdictions with respect thereto, unless otherwise noted:
A.    The following states exempt any isolated nonissuer transaction, whether effected by or through a dealer or not.

Alabama	Illinois	Mississippi	South Carolina
Colorado	Indiana	Missouri	South Dakota
Delaware	Iowa	New Jersey	Nebraska
District of Columbia	Kentucky	North Carolina	Vermont
Georgia	Maine	Oklahoma	U.S. Virgin Islands
Hawaii	Maryland	Puerto Rico	West Virginia
Idaho	Michigan	Rhode Island
B.    In the following states, the availability of the applicable exemption from state registration requirements for these nonissuer transactions are subject to a specified number of sales or transactions made in a 12-month period or other conditions.
Alaska
An isolated nonissuer transaction, regardless of whether effected through a broker-dealer, if the seller is not a promoter or controlling person as the administrator may define by regulation or order or if the administrator at the request of the seller waives the requirement that the seller not be a promoter or controlling person.
Arizona
The sale in good faith and not for the purpose of avoiding the provisions of this chapter of securities by the bona fide owner of such securities, other than an issuer or underwriter, in an isolated transaction, in which the securities are sold either directly or through a dealer as agent for the owner but where the sales are not made in the course of repeated or successive transactions of similar character by the owner and are not made, directly or indirectly for the benefit of the issuer or an underwriter of the securities.
Arkansas
Any isolated nonissuer transactions, whether effected through a broker-dealer or not; provided, that repeated or successive transactions shall be prima facie evidence that the transactions are not isolated nonissuer transactions.

Connecticut
Any isolated nonissuer transaction, whether effected through a broker-dealer or not. The transactions must not be in the course of repeated and successive transactions of like character; sales are limited to not more than two (2) consecutive sales in a 12-month period.
Florida
The isolated sale or offer for sale of securities when made by or on behalf of a vendor not the issuer or underwriter of the securities, who, being the bona fide owner of such securities, disposes of her or his own property for her or his own account, and such sale is not made directly or indirectly for the benefit of the issuer or an underwriter of such securities or for the direct or indirect promotion of any scheme or enterprise with the intent of violating or evading any provision of this chapter. For purposes of this subsection, isolated offers or sales include, but are not limited to, an isolated offer or sale made by or on behalf of a vendor of securities not the issuer or underwriter of the securities if: (a) The offer or sale of securities is in a transaction satisfying all of the requirements of a limited offering exemption; or (b) The offer or sale of securities is in a transaction exempt under Section 4(1) of the Securities Act. For purposes of this subsection, any person, including, without limitation, a promoter or affiliate of an issuer, shall not be deemed an underwriter, an issuer, or a person acting for the direct or indirect benefit of the issuer or an underwriter with respect to any securities of the issuer which she or he has owned beneficially for at least one year.
Kansas
An isolated nonissuer transaction, whether effected by or through a broker-dealer or not. Sales by the seller or affiliated are limited to not more than three sales in Kansas in any 12-month period that can include the date of sale, and no person offers or sells the security using general soliciation.
Minnesota
Isolated nonissuer transactions, consisting of sale to not more than ten purchasers in Minnesota during any period of 12 consecutive months, whether effected by or through a broker-dealer or not.
Montana
A nonissuer isolated transaction, whether effected through a broker-dealer or not. A transaction is presumed to be isolated if it is one of not more than three transactions during the prior 12-month period.
Nevada
An isolated nonissuer transaction, whether or not effected through a broker-dealer. Transactions with respect to the same offeror or seller are limited to not occurring more frequently than twice during any 12-month period.
New Hampshire
Any non-issuer transactions, whether or not effected by or through a broker-dealer resulting in the completion of five (5) or fewer sales of securities of a single issuer by the same non-issuer within any period of 12 consecutive months.
New Mexico
An isolated non-issuer transaction, whether or not effected through a broker-dealer, provided the following conditions are met: (1) no 12-month period in which the date of the sale can be included contains more than three sales of the security in the State by the seller or affiliates, and (2) no general solicitation can be made in connection with any offer or sale.
North Dakota
An isolated sale of any security made by or on behalf of a bona fide owner for the owner's account, such owner not being an issuer, underwriter, broker-dealer, or agent and such sale not being made in the course of repeated and successive transactions of a like character. This subsection shall not exempt any broker-dealer or agent participating in an isolated sale from registering.

Ohio
A sale of securities made by or on behalf of a bona fide owner, neither the issuer nor a dealer, is exempt if the sale is made in good faith and not for the purpose of avoiding this chapter and is not made in the course of repeated and successive transactions of a similar character.
Oregon
An isolated nonissuer transaction in this state, whether effected through a broker-dealer or not. Availability of the exemption requires that securities must be held for at least 12 months and sales are limited to not more than ten purchasers during any 12 consecutive months.
Texas
Offers or sales may be made by an owner of the securities, or any person acting on the owner's behalf, so long as the owner is not the issuer of the securities, provided the following conditions are met: (1) Any person (other than the owner) who acts as an agent of the owner in connection with a sale to any prospective purchaser in a transaction exempt from securities registration by virtue of this section shall be registered as either a dealer or agent under the Act, as applicable; (2) The proceeds of the sale shall be for the benefit of the owner and not directly or indirectly for the benefit of the issuer of the securities; (3)(A) Except as the allowable number of sales may be increased as provided in subparagraph (B) of this paragraph, the owner, together with any persons acting in concert with the owner, may make no more than 15 sales in any 12-month period under and in reliance on this section, exclusive of sales made, (i) to the issuer; (ii) in compliance with the manual listing exemption, listed security exemption, or the institutional investor exemption; or (iii) in compliance with the following: (I) the Securities Registration Exemption for Sales to Financial Institutions and Certain Institutional Investors; (II) Sales of Securities to Non-Residents; or (III) Resales under SEC Rule 144 and Rule 145(d)); (B) The number of sales that may be made under subparagraph (A) of this paragraph may be increased to a higher number as approved by the securities commissioner in response to a written request; (C) The exemption provided by this section may not be combined with sales of securities made by or in behalf of a vendor, whether by dealer or other agent, in the ordinary course of bona fide personal investment of the personal holdings of such vendor, or change in such investment, if such vendor is not engaged in the business of selling securities and the sale or sales are isolated transactions not made in the course of repeated and successive transactions of a like character, to exceed sales otherwise allowable under this section; (5) Any person who is a director, executive officer, or owner of 15% or more of a class of voting securities or other ownership interests of the issuer who wishes to make sales under and in reliance on this section must make a notice filing with the securities commissioner no later than 15 days after the first receipt of any portion of the consideration for the securities being sold.
Utah
An isolated nonissuer transaction, whether effected through a broker-dealer or not. Transactions are limited to not more than a total of two transactions that occur anywhere during six consecutive months.
Virginia
Any isolated transaction by the owner or pledgee of a security, whether effected through a broker-dealer or not, which is not directly or indirectly for the benefit of the issuer.
Washington
Any isolated transaction, or sales not involving a public offering, whether effected through a broker-dealer or not.
West Virginia
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy; but the commissioner may by rule require that the customer acknowledge upon a specified form that the sale was unsolicited, and that a signed copy of each such form be preserved by the broker-dealer for a specified period.
Wisconsin
An isolated nonissuer transaction, whether effected by or through a broker-dealer or not. An "isolated nonissuer transaction" means: (a) Any sale of an outstanding security by or on behalf of a person not in control of the issuer or controlled by the issuer or under common control with the issuer and not involving a distribution; but if the sale is effected through a broker-dealer, the transaction is deemed isolated only if it is one of not more than 5 such transactions effected by or through the broker-dealer in this state during the prior 12 months; and (b) Any sale of an outstanding security by or on behalf of a person in control of the issuer or controlled by the issuer or under common control with the issuer if the sale is effected pursuant to brokers' transactions in accordance with section 4(4) of the Securities Act of 1933 and rule 144 thereunder; or pursuant to any other transaction not effected through a broker-dealer and not involving a distribution if the sale, including any other sales by the person of securities of the same class during the prior 12 months, does not exceed 1% of the outstanding shares or units of that class.
Wyoming
Any isolated nonissuer transaction, whether effected through a broker-dealer or not (Isolated nonissuer transaction shall mean a single transaction involving one buyer and one seller).
Offers and Sales Pursuant to Unsolicited Brokerage Transactions
Offers and sales of the securities may be made in the following U.S. jurisdictions, without registration or qualification of the securities or any notice filings being made in such jurisdictions with respect thereto, and must be effected through a licensed pursuant to an unsolicited order or offer to buy, except as otherwise indicated.
A.    The following states exempt any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy and/or to purchase.

Alabama	Indiana	Minnesota	Utah
Arizona	Iowa	Nevada	Vermont
Georgia	Kansas	Oklahoma	Virginia
Hawaii	Maine	South Carolina	U.S. Virgin Islands
Idaho	Michigan	South Dakota
B.    The exemption for unsolicited brokerage transactions is available in the following states provided that certain written acknowledgment of the transactions are maintained by the broker-dealer.
Alaska
A nonissuer transaction effected by or through a registered broker-dealer under an unsolicited order or offer to buy; however, the administrator may by rule require that the customer acknowledge on a specified form that the sale was unsolicited, and that a signed copy of each form be preserved by the broker-dealer for a specified period. A purchaser acquiring securities in this type of nonissuer transaction, and in which the broker-dealer acts as agent for the purchaser and receives no commission or other compensation from any source other than the purchaser, shall acknowledge in writing that the purchaser's order to buy was unsolicited; a signed copy of each acknowledgment shall be preserved by the broker-dealer as may be required by the SEC.
California
Any offer or sale effected by or through a licensed broker-dealer pursuant to an unsolicited order or offer to buy. For the purpose of this subdivision, an inquiry regarding a written bid for a security or a written solicitation of an offer to sell a security made by another broker-dealer within the previous 60 days shall not be considered the solicitation of an order or offer to buy.
Colorado
Any nonissuer transaction effected by or through a licensed broker-dealer pursuant to an unsolicited order or offer to buy, if either the confirmation of the transaction delivered to the customer clearly states that the transaction was unsolicited or the broker-dealer obtains a written acknowledgment signed by the customer that the transaction was unsolicited and a copy of the confirmation or the acknowledgment is preserved by the broker-dealer for such period as the securities commissioner may, by rule, require.
Connecticut
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy. Unless the confirmation is conspicuously marked "unsolicited order," the customer shall acknowledge in writing that the sale was unsolicited, and that a signed copy of each such form be preserved by the broker-dealer for a specified period or that the confirmation delivered to the purchaser or a memorandum delivered in connection therewith shall confirm that such purchase was unsolicited by the broker-dealer or any agent of the broker-dealer.
Delaware
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy, provided that, to claim the unsolicited sales exemption, acknowledgment by letter from a customer that a sale was unsolicited is a prerequisite to the application of the exemption to be submitted to the commissioner, and that a signed copy of each such form be preserved by the broker-dealer for a specified period.
District of Columbia
A nonissuer transaction effected by or through a licensed broker-dealer under an unsolicited order or offer to purchase, if either the confirmation of the transaction delivered to the customer clearly states that the transaction was unsolicited, or the broker-dealer obtains a written acknowledgment signed by the customer that the transaction was unsolicited, and a copy of the confirmation or the acknowledgment is preserved by the broker-dealer for such period as the Commissioner may, by rule, require.
Florida
An unsolicited purchase or sale of securities on order of, and as the agent for, another by a dealer registered; provided that this exemption applies solely and exclusively to such registered dealers and does not authorize or permit the purchase or sale of securities on order of, and as agent for, another by any person other than a dealer so registered; and provided, further, that such purchase or sale is not directly or indirectly for the benefit of the issuer or an underwriter of such securities or for the direct or indirect promotion of any scheme or enterprise with the intent of violation or evading any provision of this chapter.
Illinois
Any offer or sale, whether through a dealer or otherwise, of securities by a person who is not an issuer, underwriter, dealer or controlling person in respect of such securities, and who, being the bona fide owner of such securities, disposes thereof for his or her own account; provided, that such offer or sale is not made directly or indirectly for the benefit of the issuer or of an underwriter or controlling person.
The execution of orders for purchase of securities by a registered salesperson and dealer, provided such persons act as agent for the purchaser, have made no solicitation of the order to purchase the securities, have no direct interest in the sale or distribution of the securities ordered, receive no commission, profit, or other compensation other than the commissions involved in the purchase and sale of the securities and deliver to the purchaser written confirmation of the order which clearly identifies the commissions paid to the registered dealer.
Kentucky
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy; but the commissioner may by rule require that the customer acknowledge upon a specified form that the sale was unsolicited, and that a signed copy of each such form be preserved by the broker-dealer for a specified period.
Maryland
Any nonissuer transaction effected by or through a registered broker-dealer under an unsolicited order or offer to buy, but the Commissioner by rule may require that: (i) The customer acknowledge on a specified form that the sale was unsolicited; and (ii) A signed copy of each form be preserved by the broker-dealer for a specified period.
Mississippi
Any nonissuer transaction by or through a broker-dealer registered or exempt from registration effecting an unsolicited order or offer to purchase.

Missouri
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy; and the Secretary of State may require that the customer acknowledge upon a specified form that the sale was unsolicited, and that a signed copy of each such form be preserved by the broker-dealer for a specified period.
Montana
A nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy, but the commissioner may require that the customer acknowledge upon a specified form that the sale was unsolicited and that a signed copy of each form be preserved by the broker-dealer for a specified period.
Nebraska
Any nonissuer transaction effected by or through a registered agent of a registered broker-dealer pursuant to an unsolicited order or offer to buy, but the director by regulation requires that the customer acknowledge upon a specified form that the sale was unsolicited and that a signed copy of each such form be preserved by the broker-dealer for a period of five years from the date of each sale made in reliance upon this exemption.
New Hampshire
The execution of any orders by a licensed broker-dealer for the purchase or sale of any security, pursuant to an unsolicited offer to purchase or sell; provided that such broker-dealer acts as agent for the purchaser or seller, and has no direct material interest in the sale or distribution of such security, receives no commission, profit, or other compensation from any source other than the purchaser and seller and delivers to the purchaser and seller written confirmation of the transaction which clearly itemizes his commission, or other compensation and which clearly indicates the sale was an unsolicited transaction.
New Jersey
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy; and the bureau chief may by rule require that the customer acknowledge upon a form prescribed by the bureau chief that the sale was unsolicited, and that a signed copy of such form be preserved by the broker-dealer for a specified period.
New Mexico
Any non-issuer transaction effected by or through a registered broker-dealer registered in this state pursuant to an unsolicited order or offer to buy; provided that the director by rule shall require that the broker-dealer have the customer acknowledge upon a specified form that the sale was unsolicited and that a signed copy of that form be preserved by the broker-dealer for a specified period.
North Carolina
Any nonissuer transaction effected by or through a registered dealer pursuant to an unsolicited order or offer to buy; and the Administrator may by rule requirer that the customer acknowledge upon a specified form that the sale was unsolicited, and that a signed copy of each such form be preserved by the dealer for a specified period.
Oregon
Agency or principal sales by licensed broker-dealers, executed upon customers' orders on any exchange or on the over-the-counter market, but not the solicitation of such orders, where there is no intent to avoid the provisions of the Oregon Securities Law and a public offering is not involved. Such broker-dealers shall keep and maintain, for two years from the date of the order, a record of all the sales executed upon customers' orders, giving the name and address of each customer, the name and identity of the security involved, the dates of the sales, the price paid or received for the security, and the commission or other expenses charged to the customer.
Puerto Rico
Any nonissuer transaction effected by or through a registered dealer pursuant to an unsolicited order or offer to buy; but the Commissioner may, through regulation, require that the customer acknowledge on a standard printed form that the sale was unsolicited, and that a signed copy of each such form be preserved by the dealer for a specified period.

Rhode Island
A nonissuer transaction effected by or through a registered broker dealer pursuant to an unsolicited order or offer to purchase; but the director may by rule require that the customer acknowledge upon a specified form that the sale was unsolicited, and that a signed copy of each such form be preserved by the broker dealer for a specified period.
Texas
The execution by a dealer of an unsolicited order for the purchase of securities, where the initial offering of such securities has been completed and provided that the dealer acts solely as an agent for the purchaser, has no direct or indirect interest in the sale or distribution of the security ordered, and receives no commission, profit, or other compensation from any source other than the purchaser.
Washington
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy; and the director by rule requires that the customer acknowledge upon a specified form that the sale was unsolicited, and that a signed copy of each such form be preserved by the broker-dealer for a specified period.
West Virginia
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy; and the commissioner by rule requires that the customer acknowledge upon a specified form that the sale was unsolicited, and that a signed copy of each such form be preserved by the broker-dealer for a specified period.
Wisconsin
A nonissuer transaction by or through a broker-dealer registered or exempt from registration effecting an unsolicited order or offer to purchase, but with respect to a nonissuer transaction involving a security that is not a federal covered security the administrator requires by rule that the records of the broker-dealer confirm that the order or offer to purchase was unsolicited in any nonissuer transaction effected by or through a registered broker-dealer, pursuant to an unsolicited order or offer to purchase, the broker-dealer shall obtain from the purchaser a written acknowledgment that the purchase was unsolicited.
Wyoming
Any nonissuer transaction effected by or through a registered broker-dealer pursuant to an unsolicited order or offer to buy; but the secretary of state may by rule require that the customer acknowledge upon a specified form that the sale was unsolicited, and that a signed copy of each such form be preserved by the broker-dealer for a specified period.
Manual Listing Exemption
Pursuant to the "Manual" exemption for nonissuer transactions, sales of the securities is permitted if the Issuer is listed in a publicly available recognized securities manual, such as Mergents Manuals, provided that essential financial and business information is included in such listing. The following list includes the states in which applicable manual listing exemptions are available for sales of the securities, subject, in some states, to additional state conditions.
A.    The Manual Listing Exemption is the following states have uniform provisions to the listing requirements as set forth below:
A nonissuer transaction by or through a broker-dealer registered, or exempt from registration under this chapter, and a resale transaction by a sponsor of a unit investment trust registered under the Investment Company Act of 1940, in a security of a class that has been outstanding in the hands of the public for at least 90 days, if, at the date of the transaction: (A) The issuer of the security is engaged in business, the issuer is not in the organizational stage or in bankruptcy or receivership, and the issuer is not a blank check, blind pool, or shell company that has no specific business plan or purpose or has indicated that its primary business plan is to engage in a merger or combination of the business with, or an acquisition of, an unidentified person; (B) The security is sold at a price reasonably related to its current market price; (C) The security does not constitute the whole or part of an unsold allotment to or a subscription or participation by the broker-dealer as an underwriter of the security or a redistribution; (D) A nationally recognized securities manual or its electronic equivalent designated by rule adopted or order issued under this chapter or a record filed with the Securities and Exchange Commission that is publicly available contains: (i) A description of the business and operations of the issuer; (ii) The names of the issuer's executive officers and the names of the issuer's directors, if any; (iii) An audited balance sheet of the issuer as of a date within 18 months before the date of the transaction or, in the case of a reorganization or merger when the parties to the reorganization or merger each had an audited balance sheet, a pro forma balance sheet for the combined organization; and (iv) An audited income statement for each of the issuer's two immediately previous fiscal years or for the period of existence of the issuer, whichever is shorter, or, in the case of a reorganization or merger when each party to the reorganization or merger had an audited income statement, a pro forma income statement; (E) The issuer of the security has a class of equity securities listed on a national securities exchange registered under the Securities Exchange Act of 1934, or designated for trading on the National Association of Securities Dealers Automated Quotation System unless the issuer of the security is a unit investment trust registered under the Investment Company Act of 1940; or the issuer of the security, including its predecessors, has been engaged in continuous business for at least three years; or the issuer of the security has total assets of at least $2 million based on an audited balance sheet as of a date within 18 months before the date of the transaction or, in the case of a reorganization or merger when the parties to the reorganization or merger each had an audited balance sheet, a pro forma balance sheet for the combined organization.

Georgia	Iowa	Mississippi	Vermont
Hawaii	Maine	New Mexico	U.S. Virgin Islands
Idaho	Minnesota	South Carolina	Wisconsin
Indiana
B.    The availability of the manual listing exemption in the following states varies with certain state-specific requirements:
Arizona
A nonissuer transaction in an outstanding security, including the sale by a dealer, including an underwriter no longer acting as an underwriter in respect to the securities involved, of securities sold and distributed to the public, if the class of security has been outstanding in the hands of the public for not less than ninety days preceding the date of the transaction and a recognized manual of securities designated by the commission by rule or order at the time of sale contains the names of the issuer's officers and directors, a statement of financial condition of the issuer as of a date within eighteen months of the date of the sale and a statement of income or operations for each of the two fiscal years next before the date of the statement of financial condition or for the period from the commencement of the issuer's existence to the date of the statement of financial condition if the period is less than two years.
Connecticut
Any nonissuer transaction by a registered agent of a registered broker-dealer in a security of a class that has been outstanding in the hands of the public for at least ninety days provided, at the time of the transaction: (A) the security is sold at a price reasonably related to the current market price of the security; (B) the security does not constitute the whole or part of an unsold allotment to, or a subscription or participation by, the broker-dealer as an underwriter of the security; (C) a nationally recognized securities manual contains (i) a description of the business and operations of the issuer; (ii) the names of the issuer's officers and directors or, in the case of a non-United States issuer, the corporate equivalents of such persons in the issuer's country of domicile; (iii) an audited balance sheet of the issuer as of a date within 18 months, or in the case of a reorganization or merger where the parties to the reorganization or merger had such audited balance sheet, a pro forma balance sheet; and (iv) an audited income statement for each of the issuer's immediately preceding two fiscal years, or for the period of existence of the issuer, if in existence for less than two years, or in the case of a reorganization or merger where the parties to the reorganization or merger had such audited income statement, a pro forma income statement; and (D) the issuer of the security has a class of equity securities listed on a national securities exchange registered under the Securities Exchange Act of 1934, or designated for trading on the National Association of Securities Dealers Automated Quotation System, unless the issuer, including any predecessors of the issuer (i) has been engaged in continuous business for at least three years or (ii) has total assets of at least two million dollars based on an audited balance sheet of the issuer as of a date within 18 months, or in the case of a reorganization or merger where the parties to the reorganization or merger had such audited balance sheet, a pro forma balance sheet. The exemption in this subdivision shall not be available for any distribution of securities issued by a blank check company, shell company, dormant company or any issuer that has been merged or consolidated with or has bought out a blank check company, shell company or dormant company unless the issuer or any predecessor has continuously operated its business for at least the preceding five years and has had gross operating revenue in each of the preceding five years, including gross operating revenue of at least five hundred thousand dollars per year in three of the preceding five years.

Delaware
Any nonissuer transaction by a registered agent of a registered broker-dealer, and any resale transaction by a sponsor of a unit investment trust registered under the Investment Company Act of 1940, in a security of a class that has been outstanding in the hands of the public for at least 90 days, provided, at the time of the transaction: a. The issuer of the security is actually engaged in business and not in the organization stage or in bankruptcy or receivership and is not a blank check, blind pool or shell company whose primary plan of business is to engage in a merger or combination of the business with, or an acquisition of, an unidentified person or persons; b. The security is sold at a price reasonably related to the current market price of the security; c. The security does not constitute the whole or part of an unsold allotment to, or a subscription or participation by, the broker-dealer as an underwriter of the security; d. A nationally recognized securities manual designated by rule or order of the Commissioner or a document filed with the Securities and Exchange Commission that is publicly available through the SEC's Electronic Data Gathering and Retrieval System (EDGAR) and contains: 1. A description of the business and operations of the issuer; 2. The names of the issuer's officers and directors, if any, or, in the case of an issuer not domiciled in the United States, the corporate equivalents of such persons in the issuer's country of domicile.
Guam
Any non-issuer distribution of an outstanding security if (A) a recognized securities manual contains the names of the issuer's officers and directors, a balance sheet of the issuer as of a date within 18 months, and a profit and loss statement for either the fiscal year preceding that date or the most recent year of operations, or (B) the security has a fixed maturity or a fixed interest or dividend provision and there has been no default during the current fiscal year or within the three preceding fiscal years, or during the existence of the issuer and any predecessors if less than three years, in the payment of principal, interest, or dividends on the security.
Kansas
A nonissuer transaction by or through a broker-dealer registered, or exempt from registration under this act, and a resale transaction by a sponsor of a unit investment trust registered under the Investment Company Act of 1940, in a security of a class that has been outstanding in the hands of the public for at least 90 days, if, at the date of the transaction: (A)(i) The issuer of the security is engaged in business, the issuer is not in the organizational stage or in bankruptcy or receivership, and the issuer is not a blank check, blind pool, or shell company that has no specific business plan or purpose or has indicated that its primary business plan is to engage in a merger or combination of the business with, or an acquisition of, an unidentified person; (ii) the security is sold at a price reasonably related to its current market price; (iii) the security does not constitute the whole or part of an unsold allotment to, or a subscription or participation by, the broker dealer as an underwriter of the security or a redistribution; and (iv) a nationally recognized securities manual or its electronic equivalent designated by rule adopted or order issued under this act or a record filed with the Securities and Exchange Commission that is publicly available contains: (a) A description of the business and operations of the issuer; (b) the names of the issuer's executive officers and the names of the issuer's directors, if any; (c) an audited balance sheet of the issuer as of a date within 18 months before the date of the transaction or, in the case of a reorganization or merger when the parties to the reorganization or merger each had an audited balance sheet, a pro forma balance sheet for the combined organization; and (d) an audited income statement for each of the issuer's two immediately previous fiscal years or for the period of existence of the issuer, whichever is shorter, or, in the case of a reorganization or merger when each party to the reorganization or merger had audited income statements, a pro forma income statement.
Maryland
Any nonissuer distribution of an outstanding security if: (i) A recognized securities manual contains the names of the officers and directors of the issuer, a balance sheet of the issuer as of a date within 18 months, and a profit and loss statement for either the fiscal year preceding that date or the most recent year of operations; or (ii) The security has a fixed maturity or a fixed interest or dividend provision and there has been no default during the current fiscal year or within the three preceding fiscal years, or during the existence of the issuer and any predecessor if less than three years, in the payment of principal, interest, or dividends on the security.
Nebraska
Any nonissuer transaction by a registered agent of a registered broker-dealer, and any resale transaction by a sponsor of a unit investment trust registered under the Investment Company Act of 1940, in a security of a class that has been outstanding in the hands of the public for at least ninety days if, at the time of the transaction: (i) The issuer of the security is actually engaged in business and not in the organization stage or in bankruptcy or receivership and is not a blank check, blind pool, or shell company whose primary plan of business is to engage in a merger or combination of the business with, or an acquisition of, an unidentified person or persons; (ii) The security is sold at a price reasonably related to the current market price of the security; (iii) The security does not constitute the whole or part of an unsold allotment to, or a subscription or participation by, the broker-dealer as an underwriter of the security; (iv) A nationally recognized securities manual designated by rule or regulation or order of the director or a document filed with the Securities and Exchange Commission which is publicly available through the Electronic Data Gathering and Retrieval System (EDGAR) contains: (A) A description of the business and operations of the issuer; (B) The names of the issuer's officers and the names of the issuer's directors, if any, or, in the case of a non-United States issuer, the corporate equivalents of such persons in the issuer's country of domicile; (C) An audited balance sheet of the issuer as of a date within 18 months or, in the case of a reorganization or merger when parties to the reorganization of merger had such audit balance sheet, a pro forma balance sheet; and (D) An audited income statement for each of the issuer's immediately preceding two fiscal years, or for the period of existence of the issuer if in existence for less than two years, or, in the case of a reorganization or merger when the parties to the reorganization or merger had such audited income statement, a pro forma income statement; and (v) The issuer of the security has a class of equity securities listed on a national securities exchange registered under the Securities Exchange Act of 1934 or designated for trading on the National Association of Securities Dealers Automated Quotation System (NASDAQ), unless: (A) The issuer of the security is a unit investment trust registered under the Investment Company Act of 1940; (B) The issuer of the security has been engaged in continuous business, including predecessors, for at least three years; or (C) The issuer of the security has total assets of at least two million dollars based on an audited balance sheet as of a date within 18 months, or, in the case of a reorganization or merger when parties to the reorganization or merger had such audited balance sheet, a pro forma balance sheet.
New Mexico
A nonissuer transaction by or through a broker-dealer registered, or exempt from registration pursuant to the New Mexico Uniform Securities Act, and a resale transaction by a sponsor of a unit investment trust registered pursuant to the federal Investment Company Act of 1940, in a security of a class that has been outstanding in the hands of the public for at least ninety days if, at the date of the transaction: (1) the issuer of the security is engaged in business, the issuer is not in the organizational stage or in bankruptcy or receivership and the issuer is not a blank check, blind pool or shell company that has no specific business plan or purpose or has indicated that its primary business plan is to engage in a merger or combination of the business with, or an acquisition of, an unidentified person ; (2) the security is sold at a price reasonably related to its current market price; (3) the security does not constitute the whole or part of an unsold allotment to, or a subscription or participation by, the broker-dealer as an underwriter of the security or a redistribution; (4) a nationally recognized securities manual or its electronic equivalent designated by rule adopted or order issued pursuant to the New Mexico Uniform Securities Act or a record filed with the Securities and Exchange Commission that is publicly available contains: (a) a description of the business and operations of the issuer; (b) the names of the issuer's executive officers and the names of the issuer's directors, if any; (c) an audited balance sheet of the issuer as of a date within 18 months before the date of the transaction or, in the case of a reorganization or merger when the parties to the reorganization or merger each had an audited balance sheet, a pro forma balance sheet for the combined; and (d) an audited income statement for each of the issuer's two immediately previous fiscal years or for the period of existence of the issuer, whichever is shorter, or, in the case of a reorganization or merger when each party to the reorganization or merger had audited income statement, a pro forma income statement; and (5) any one of the following requirements is met: (a) the issuer of the security has a class of equity securities listed on a national securities exchange registered pursuant to the federal Securities Exchange Act of 1934 or designated for trading on the national association of securities dealers automated quotation system; (b) the issuer of the security is a unit investment trust registered pursuant to the federal Investment Company Act of 1940; (c) the issuer of the security, including its predecessors, has been engaged in continuous business for at least three years; or (d) the issuer of the security has total assets of at least two million dollars ($2,000,000) based on an audited balance sheet as of a date within 18 months before the date of the transaction or, in the case of a reorganization or merger when the parties to the reorganization or merger each had the audited balance sheet, a pro forma balance sheet for the combined organization.
Rhode Island
A nonissuer transaction if a security (i) of a class outstanding in the hands of the public for not less than 90 days before the transaction is a nationally recognized securities manual designated by the director, by rule or order, contains the names of the issuer's officers and directors, a statement of financial condition of the issuer as of a date within the last 18 months, and a statement of income or operations for either the last fiscal year before that date or the most recent year of operation or (ii) if the security has a fixed maturity or a fixed interest or dividend provision and there has been no default during the current fiscal year or within the three preceding years, or during the existence of the issuer and any predecessors if less than three years, in the payment of principal, interest, or dividends on the security.
West Virginia
Any nonissuer distribution of an outstanding security if: (A) A recognized securities manual contains the names of the issuer's officers and directors, a balance sheet of the issuer as of a date within eighteen months, and a profit and loss statement for either the fiscal year preceding that date or the most recent year of operations; or (B) the security has a fixed maturity or a fixed interest or dividend provision and there has been no default during the current fiscal year or within the three preceding fiscal years, or during the existence of the issuer and any predecessors if less than three years, in the payment of principal, interest or dividends on the security.
Wyoming
Any nonissuer distribution of an outstanding security if: (A) A recognized securities manual contains the names of the issuer's officers and directors, a balance sheet of the issuer as of a date within eighteen months, and a profit and loss statement for either the fiscal year preceding that date or the most recent year of operations; or (B) The security has a fixed maturity or a fixed interest or dividend provision and there has been [no] default during the current fiscal year or within the three preceding fiscal years, or during the existence of the issuer and any predecessors if less than three years, in the payment of principal, interest or dividends on the security.

LEGAL MATTERS
Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Marilyn J. Wasser, Executive Vice President, General Counsel and Corporate Secretary of Realogy Corporation. Ms. Wasser owns shares of Class B Common Stock and options exercisable to purchase shares of Class A Common Stock.
EXPERTS
The financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, and management's assessments of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2011 included in the Registration Statement, of which this prospectus forms a part, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of PHH Home Loans and Subsidiaries as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included in this prospectus and in the Registration Statement have been so included in reliance on the reports of ParenteBeard, LLC, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, of which this prospectus forms a part, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
Realogy files annual, quarterly and current reports and other information with the SEC. You may read and copy these documents at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, Realogy's filings with the SEC are also available to the public on the SEC's Internet website at http://www.sec.gov.
You may request a copy of certain of the information referred to in this prospectus, at no cost, by contacting us at the following address: Realogy Corporation, One Campus Drive, Parsippany, New Jersey 07054 and our general telephone number is (973) 407-2000. Certain of such information is also available on our Internet website at http://www.realogy.com. The contents of our website are not incorporated by reference herein or otherwise a part of this prospectus.
Realogy has filed a registration statement on Form S-1 with the SEC relating to this offering. This prospectus is part of the registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize the material terms of any contract, agreement or other document filed as an exhibit to the registration statement in this prospectus, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or document.

_______________

(*)	Included herein pursuant to Rule 3-09 of Regulation S-X.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Domus Holdings Corp.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows present fairly, in all material respects, the financial position of Domus Holdings Corp. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16 (b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 2, 2012

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of Realogy Corporation
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows present fairly, in all material respects, the financial position of Realogy Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16 (b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 2, 2012

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,
	2011	2010	2009
Revenues
Gross commission income	$2,926	$2,965	$2,886
Service revenue	752	700	621
Franchise fees	256	263	273
Other	159	162	152
Net revenues	4,093	4,090	3,932
Expenses
Commission and other agent-related costs	1,932	1,932	1,850
Operating	1,270	1,241	1,263
Marketing	185	179	161
General and administrative	254	238	250
Former parent legacy costs (benefit), net	(15)	(323)	(34)
Restructuring costs	11	21	70
Merger costs	1	1	1
Depreciation and amortization	186	197	194
Interest expense/(income), net	666	604	583
Loss (gain) on the early extinguishment of debt	36	—	(75)
Other (income)/expense, net	—	(6)	3
Total expenses	4,526	4,084	4,266
Income (loss) before income taxes, equity in earnings and noncontrolling interests	(433)	6	(334)
Income tax expense (benefit)	32	133	(50)
Equity in (earnings) losses of unconsolidated entities	(26)	(30)	(24)
Net loss	(439)	(97)	(260)
Less: Net income attributable to noncontrolling interests	(2)	(2)	(2)
Net loss attributable to Domus Holdings and Realogy	$(441)	$(99)	$(262)

Earnings (loss) per share attributable to Domus Holdings:
Basic loss per share:	(2.20)	(0.49)	(1.31)
Diluted loss per share:	(2.20)	(0.49)	(1.31)
Weighted average common and common equivalent shares of Domus Holdings outstanding:
Basic:	200.4	200.4	200.2
Diluted:	200.4	200.4	200.2

See Notes to Consolidated Financial Statements.

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In millions)

	Year Ended December 31,
	2011	2010	2009
Net loss	$(439)	$(97)	$(260)
Currency Translation Adjustment	(1)	—	3
Defined Benefit Pension Plan:
Actuarial loss for pension plan	(24)	(7)	(4)
Less: amortization of actuarial loss to periodic pension cost	(3)	(2)	(2)
Defined benefit pension plan	(21)	(5)	(2)
Cash Flow Hedges:
Unrealized loss on interest rate hedges	—	(11)	(10)
Less: interest rate hedge losses to interest expense	(1)	(19)	(23)
Less: de-designation of interest rate hedges to interest expense	(17)	—	—
Cash flow hedges	18	8	13
Other comprehensive income (loss), before tax	(4)	3	14
Income tax expense (benefit) related to items of other comprehensive income	(2)	1	—
Other comprehensive income (loss), net of tax	(2)	2	14
Comprehensive loss	(441)	(95)	(246)
Less: comprehensive income attributable to noncontrolling interests	(2)	(2)	(2)
Comprehensive loss attributable to Domus Holdings and Realogy	$(443)	$(97)	$(248)

See Notes to Consolidated Financial Statements.

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(In millions)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$143	$192
Trade receivables (net of allowance for doubtful accounts of $64 and $67)	120	114
Relocation receivables	378	386
Relocation properties held for sale	11	21
Deferred income taxes	66	76
Other current assets	88	109
Total current assets	806	898
Property and equipment, net	165	186
Goodwill	2,614	2,611
Trademarks	732	732
Franchise agreements, net	2,842	2,909
Other intangibles, net	439	478
Other non-current assets	212	215
Total assets	$7,810	$8,029

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$184	$203
Securitization obligations	327	331
Due to former parent	80	104
Revolving credit facility and current portion of long-term debt	325	194
Accrued expenses and other current liabilities	520	525
Total current liabilities	1,436	1,357
Long-term debt	6,825	6,698
Deferred income taxes	890	883
Other non-current liabilities	167	163
Total liabilities	9,318	9,101
Commitments and contingencies (Notes 13 and 14)
Equity (deficit):
Domus Holdings common stock: $.01 par value; 4,450,000,000 shares authorized, 105,000 Class A shares outstanding, 200,426,906 Class B shares outstanding at December 31, 2011 and 200,430,906 Class B shares outstanding at December 31, 2010 (Realogy common stock: $.01 par value, 100 shares authorized, issued and outstanding at December 31, 2011 and 2010)	2	2
Additional paid-in capital	2,031	2,024
Accumulated deficit	(3,511)	(3,070)
Accumulated other comprehensive loss	(32)	(30)
Total Domus Holdings stockholders' deficit	(1,510)	(1,074)
Noncontrolling interests	2	2
Total equity (deficit)	(1,508)	(1,072)
Total liabilities and equity (deficit)	$7,810	$8,029

See Notes to Consolidated Financial Statements.

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,
	2011	2010	2009
Operating Activities
Net loss	$(439)	$(97)	$(260)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	186	197	194
Deferred income taxes	18	131	(59)
Amortization and write-off of deferred financing costs and discount on unsecured notes	18	30	29
Loss (gain) on the early extinguishment of debt	36	—	(75)
De-designation of interest rate hedge	17	—	—
Equity in earnings of unconsolidated entities	(26)	(30)	(24)
Other adjustments to net loss	12	20	43
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	(6)	(9)	40
Relocation receivables and advances	8	(27)	442
Relocation properties held for sale	9	43	22
Other assets	3	(6)	19
Accounts payable, accrued expenses and other liabilities	(23)	30	26
Due (to) from former parent	(23)	(403)	(48)
Other, net	18	3	(8)
Net cash (used in) provided by operating activities	(192)	(118)	341
Investing Activities
Property and equipment additions	(49)	(49)	(40)
Net assets acquired (net of cash acquired) and acquisition-related payments	(6)	(17)	(5)
Net proceeds from sale of assets	—	5	—
Proceeds from (purchase of) certificates of deposit, net	5	(9)	—
Change in restricted cash	6	—	(2)
Other, net	(5)	—	—
Net cash used in investing activities	(49)	(70)	(47)
Financing Activities
Net change in revolving credit facilities	145	142	(515)
Proceeds from issuance of First and a Half Lien Notes	700	—	—
Proceeds from term loan extension	98	—	—
Proceeds from issuance of Second Lien Loans	—	—	500
Repayments of term loan credit facility	(706)	(32)	(32)
Repayment of prior securitization obligations	(299)	—	—
Proceeds from new securitization obligations	295	—	—
Net change in securitization obligations	—	27	(410)
Debt issuance costs	(35)	—	(11)
Other, net	(6)	(13)	(11)
Net cash provided by (used in) financing activities	192	124	(479)
Effect of changes in exchange rates on cash and cash equivalents	—	1	3
Net decrease in cash and cash equivalents	(49)	(63)	(182)
Cash and cash equivalents, beginning of period	192	255	437
Cash and cash equivalents, end of period	$143	$192	$255

Supplemental Disclosure of Cash Flow Information
Interest payments (including securitization interest expense)	$608	$550	$487
Income tax payments, net	3	7	6
See Notes to Consolidated Financial Statements.

DOMUS HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
(In millions)

	Domus Holdings Stockholders' Equity
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total Equity (Deficit)

	Shares	Amount
Balance at January 1, 2009	200.2	$2	$2,011	$(2,709)	$(46)	$2	$(740)
Net loss	—	—	—	(262)	—	2	(260)
Other comprehensive income	—	—	—	—	14	—	14
Stock-based compensation	—	—	7	—	—	—	7
Dividends	—	—	—	—	—	(2)	(2)
Balance at December 31, 2009	200.2	$2	$2,018	$(2,971)	$(32)	$2	$(981)
Net loss	—	$—	$—	$(99)	$—	$2	$(97)
Other comprehensive income	—	—	—	—	2	—	2
Stock-based compensation	0.2	—	6	—	—	—	6
Dividends	—	—	—	—	—	(2)	(2)
Balance at December 31, 2010	200.4	$2	$2,024	$(3,070)	$(30)	$2	$(1,072)
Net loss	—	$—	$—	$(441)	$—	$2	$(439)
Other comprehensive loss	—	—	—	—	(2)	—	(2)
Stock-based compensation	—	—	7	—	—	—	7
Dividends	—	—	—	—	—	(2)	(2)
Balance at December 31, 2011	200.4	$2	$2,031	$(3,511)	$(32)	$2	$(1,508)

See Notes to Consolidated Financial Statements.

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise noted, all amounts are in millions, except per share amounts)

1.	BASIS OF PRESENTATION
Domus Holdings Corp., a Delaware corporation (“Holdings”) is a holding company for its wholly owned subsidiary, Domus Intermediate Holdings Corp. (“Intermediate”). Intermediate is a holding company for its wholly owned subsidiary, Realogy Corporation, a Delaware corporation (“Realogy”), and its subsidiaries (Holdings, Intermediate and Realogy and its subsidiaries being referred to herein collectively as the “Company”). Holdings derives all of its operating income and cash flows from Realogy and its subsidiaries.
Holdings was incorporated on December 14, 2006. On December 15, 2006, Holdings and its wholly owned subsidiary Domus Acquisition Corp., entered into an agreement and plan of merger (the “Merger”) with Realogy which was consummated on April 10, 2007 with Holdings becoming the indirect parent company of Realogy. Holdings is owned by investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P., an entity affiliated with Apollo Management, L.P. (collectively referred to as “Apollo”) and members of the Company’s management. As of December 31, 2011 and 2010, all of Realogy’s issued and outstanding common stock was currently owned by Intermediate, a direct wholly-owned subsidiary of Holdings.
Realogy is a global provider of real estate and relocation services. Realogy was incorporated on January 27, 2006 to facilitate a plan by Cendant Corporation (now known as Avis Budget Group, Inc.) to separate into four independent companies—one for each of Cendant’s business units - real estate services or Realogy, travel distribution services (“Travelport”), hospitality services including timeshare resorts (“Wyndham Worldwide”), and vehicle rental (“Avis Budget Group”). On July 31, 2006, the separation (“Separation”) from Cendant became effective.
The accompanying financial statements comprise the consolidated financial statements of Holdings and Realogy. Holdings’ only asset is its investment in the common stock of Intermediate, and Intermediate’s only asset is its investment in the common stock of Realogy. Holdings’ only obligations are its guarantees of certain borrowings of Realogy. All expenses incurred by Holdings and Intermediate are for the benefit of Realogy and have been reflected in Realogy’s consolidated financial statements. All issuances of Holdings’ equity securities, including grants of stock options and restricted stock by Holdings to employees and directors of Realogy and its subsidiaries have been reflected in Realogy’s consolidated financial statements. As a result, the consolidated financial positions, results of operations and cash flows of Holdings, Intermediate and Realogy are the same. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.
Business Description
The Company reports its operations in the following business segments:

•
Real Estate Franchise Services (known as Realogy Franchise Group or RFG)—franchises the Century 21®, Coldwell Banker®, ERA®, Sotheby’s International Realty®, Coldwell Banker Commercial® and Better Homes and Gardens® Real Estate brand names. As of December 31, 2011, the Company’s franchise system had approximately 14,000 franchised and company owned offices and 245,800 independent sales associates operating under the Company’s brands in the U.S. and 100 other countries and territories around the world, which included approximately 725 company owned and operated brokerage offices with approximately 42,100 independent sales associates.

•
Company Owned Real Estate Brokerage Services (known as NRT)—operates a full-service real estate brokerage business principally under the Coldwell Banker®, ERA®, Corcoran Group® and Sotheby’s International Realty® brand names. In addition, the Company operates a large independent real estate owned (“REO”) residential asset manager, which focuses on bank-owned properties.

•
Relocation Services (known as Cartus)—primarily offers clients employee relocation services such as homesale assistance, home finding and other destination services, expense processing, relocation policy counseling and other consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training, and group move management services.

•
Title and Settlement Services (known as Title Resource Group or TRG)—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with the Company’s real estate brokerage and relocation services business.

2012 Senior Secured Notes Offering
On February 2, 2012, Realogy issued $593 million of First Lien Notes and $325 million of New First and a Half Lien Notes to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. The First Lien Notes and the New First and a Half Lien Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act.
The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.
Additionally, the Senior Secured Credit Facility Amendment provides that the First and a Half Lien Notes will not constitute senior secured debt for purposes of calculating the senior secured leverage ratio maintenance covenant under our senior secured credit facility. This facility requires Realogy to maintain a senior secured leverage ratio of total senior secured net debt to trailing 12-month Adjusted EBITDA (as defined in Note 8, “Short and Long-Term Debt”), that may not exceed 4.75 to 1.0. Realogy was in compliance with the senior secured leverage covenant with a senior secured leverage ratio of 4.44 to 1.0 at December 31, 2011. After giving effect to the 2012 Senior Secured Notes Offering, our senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011. See Note 20 "Subsequent Events" for additional information related to the 2012 Senior Secured Notes Offering.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CONSOLIDATION
Effective January 1, 2010, the Company adopted FASB’s amended guidance on the consolidation of Variable Interest Entities (“VIE”), in which the Company consolidates a VIE for which it is the primary beneficiary with a controlling financial interest. Also, the Company consolidates an entity not deemed a VIE if its ownership, direct or indirect, exceeds 50% of the outstanding voting shares of an entity and/or that it has the ability to control the financial or operating policies through its voting rights, board representation or other similar rights. For entities where the Company does not have a controlling interest (financial or operating), the investments in such entities are accounted for using the equity or cost method, as appropriate. The Company applies the equity method of accounting when it has the ability to exercise significant influence over operating and financial policies of an investee. The Company uses the cost method for all other investments.
Effective January 1, 2009, the Company adopted the FASB’s new guidance on noncontrolling interests which established requirements for ownership interests in subsidiaries held by parties other than the Company (“noncontrolling interest”) be clearly identified, presented and disclosed in the consolidated statement of financial position within equity, but separate from the parent’s equity. The presentation and disclosure requirements in the guidance were applied retrospectively to comparative financial statements.
USE OF ESTIMATES
In presenting the consolidated financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ materially from those estimates.

REVENUE RECOGNITION
Real Estate Franchise Services
The Company franchises its real estate brokerage franchise systems to real estate brokerage businesses that are independently owned and operated. The Company provides operational and administrative services and systems to franchisees, which include national and local advertising programs, systems and tools that are designed to help the Company's franchisees serve their customers and attract new or retain existing independent sales associates, training and volume purchasing discounts through the Company’s preferred vendor program. Franchise revenue principally consists of royalty and marketing fees from the Company’s franchisees. The royalty received is primarily based on a percentage of the franchisee’s gross commission income. Royalty fees are accrued as the underlying franchisee revenue is earned (upon close of the homesale transaction). Annual volume incentives given to certain franchisees on royalty fees are recorded as a reduction to revenue and are accrued for in relative proportion to the recognition of the underlying gross franchise revenue. Franchise revenue also includes initial franchise fees, which are generally non-refundable and recognized by the Company as revenue when all material services or conditions relating to the sale have been substantially performed (generally when a franchised unit opens for business). The Company also earns marketing fees from its franchisees and utilizes such fees to fund advertising campaigns on behalf of its franchisees.
Company Owned Real Estate Brokerage Services
As an owner-operator of real estate brokerages, the Company assists home buyers and sellers in listing, marketing, selling and finding homes. Real estate commissions earned by the Company’s real estate brokerage business are recorded as revenue on a gross basis upon the closing of a real estate transaction (i.e., purchase or sale of a home), which are referred to as gross commission income. The commissions the Company pays to real estate agents are recognized concurrently with associated revenues and presented as commission and other agent-related costs line item on the accompanying Consolidated Statements of Operations.
Relocation Services
The Company provides relocation services to corporate and government clients for the transfer of their employees. Such services include the purchasing and/or selling of a transferee’s home, providing home equity advances to transferees (generally guaranteed by the client), expense processing, arranging household goods moving services, home-finding and other related services. The Company earns revenues from fees charged to clients for the performance and/or facilitation of these services and recognizes such revenue as services are provided, except for limited instances in which the Company assumes the risk of loss on the sale of a transferring employee’s home (“at-risk”). In such cases, revenues are recorded as earned with associated costs recorded within operating expenses. In the majority of relocation transactions, the gain or loss on the sale of a transferee’s home is generally borne by the client. However, there are limited instances in which the Company assumes the risk of loss. Under “at-risk” contracts the Company records the value of the home on its Consolidated Balance Sheets within the relocation properties held for sale line item at the lower of cost or net realizable value less estimated direct costs to sell. The difference between the actual purchase price and proceeds received on the sale of the home is recorded within operating expenses on the Company’s Consolidated Statements of Operations and the gain or loss was not material for any period presented. The aggregate selling price of such homes was $123 million, $170 million and $45 million for the years ended December 31, 2011, 2010 and 2009, respectively.
Additionally, the Company generally earns interest income on the funds it advances on behalf of the transferring employee, which is recorded within other revenue (as is the corresponding interest expense on the securitization obligations) in the accompanying Consolidated Statements of Operations. The Company also earns referral revenue from real estate brokers, which is recognized at the time the underlying property closes, and revenues from other third-party service providers where the Company earns a referral fee or commission, which is recognized at the time of completion of services.
Title and Settlement Services
The Company provides title and closing services, which include title search procedures for title insurance policies, homesale escrow and other closing services. Title revenues, which are recorded net of amounts remitted to third party insurance underwriters, and title and closing service fees are recorded at the time a homesale transaction or refinancing closes. The Company also owns an underwriter of title insurance. For independent title agents, the underwriter recognizes policy premium revenue on a gross basis (before deduction of agent commission) upon notice of policy issuance from the agent. For affiliated title agents, the underwriter recognizes the incremental policy premium revenue upon the effective date of the title policy as the agent commission revenue is already recognized by the affiliated title agent.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company estimates the allowance necessary to provide for uncollectible accounts receivable. The estimate is based on historical experience, combined with a review of current developments and includes specific accounts for which payment has become unlikely. The process by which the Company calculates the allowance begins in the individual business units where specific problem accounts are identified and reserved primarily based upon the age profile of the receivables and specific payment issues.
ADVERTISING EXPENSES
Advertising costs are generally expensed in the period incurred. Advertising expenses, recorded within the marketing expense line item on the Company’s Consolidated Statements of Operations, were approximately $164 million, $156 million and $161 million for the years ended December 31, 2011, 2010 and 2009, respectively.
INCOME TAXES
The Company’s operations were included in the consolidated federal tax return of Cendant up to the date of Separation. In addition, the Company filed consolidated and unitary state income tax returns with Cendant in jurisdictions where required or permitted. The income taxes associated with the Company’s inclusion in Cendant’s consolidated federal and state income tax returns are included in the due to former parent line item on the accompanying Consolidated Balance Sheets.
The Company’s provision for income taxes is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. These differences are based upon estimated differences between the book and tax basis of the assets and liabilities for the Company. Certain tax assets and liabilities of the Company may be adjusted in connection with the finalization of income tax audits.
The Company’s deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax balances will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to the Company’s provision for income taxes and increases to the valuation allowance result in additional provision for income taxes.
CASH AND CASH EQUIVALENTS
The Company considers highly-liquid investments with remaining maturities not exceeding three months at the date of purchase to be cash equivalents.
RESTRICTED CASH
Restricted cash primarily relates to amounts specifically designated as collateral for the repayment of outstanding borrowings under the Company’s securitization facilities. Such amounts approximated $7 million and $13 million at December 31, 2011 and 2010, respectively and are primarily included within Other current assets on the Company’s Consolidated Balance Sheets.
DERIVATIVE INSTRUMENTS
The Company records derivatives and hedging activities on the balance sheet at their respective fair values. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship.
The Company uses foreign currency forward contracts largely to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables and payables.  The Company primarily manages its foreign currency exposure to the Swiss Franc, Canadian Dollar, British Pound and Euro. The Company has elected to not utilize hedge accounting for these forward contracts; therefore, any change in fair value is recorded in the Consolidated Statements of Operations. However, the fluctuations in the value of these forward contracts generally offset the impact of changes in the value of the underlying risk that they are intended to economically hedge.
The Company also enters into interest rate swaps to manage its exposure to changes in interest rates associated with its variable rate borrowings. The Company has three interest rate swaps with an aggregate notional value of $650 million to hedge the variability in cash flows resulting from the term loan facility. One swap, with a notional value of $225 million, expires in July 2012, the second swap, with a notional value of $200 million, expires in December 2012 and the third swap, with a notional value of $225 million, commences in July 2012 and expires in October 2016. The Company is utilizing pay fixed interest swaps (in exchange for floating LIBOR rate based payments) to perform this hedging strategy. As of December 31, 2011, the Company has elected to not utilize hedge accounting for these interest rate swaps; therefore, any change in fair value is recorded in the Consolidated Statements of Operations.
INVESTMENTS
At December 31, 2011 and 2010, the Company had various equity method investments aggregating $54 million and $48 million, respectively, which are primarily recorded within Other non-current assets on the accompanying Consolidated Balance Sheets. Included in such investments is a 49.9% interest in PHH Home Loans, a mortgage origination venture formed in 2005. This venture enables the Company to participate in the earnings generated from mortgages originated by customers of its real estate brokerage and relocation businesses. The Company’s maximum exposure to loss with respect to its investment in PHH Home Loans is limited to its equity investment of $47 million at December 31, 2011. See Note 13, “Separation Adjustments, Transactions with Former Parent and Subsidiaries and Related Parties” for a more detailed description of the Company’s relationship with PHH Home Loans.
PROPERTY AND EQUIPMENT
Property and equipment (including leasehold improvements) are initially recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Consolidated Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Useful lives are 30 years for buildings, up to 20 years for leasehold improvements, and from 3 to 7 years for furniture, fixtures and equipment.
The Company capitalizes the costs of software developed for internal use which commences during the development phase of the project. The Company amortizes software developed or obtained for internal use on a straight-line basis, from 3 to 10 years, when such software is substantially ready for use. The net carrying value of software developed or obtained for internal use was $67 million and $76 million at December 31, 2011 and 2010, respectively.
IMPAIRMENT OF GOODWILL, INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS
The Company assesses goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs its required annual impairment testing in the fourth quarter of each year subsequent to completing its annual forecasting process. Each of the Company’s operating segments represents a reporting unit.
The Company assesses goodwill for impairment by first comparing the carrying value of each reporting unit to its fair value using the present value of expected future cash flows. If the fair value is less than the carrying value, then the Company would perform a second test for that reporting unit to determine the amount of impairment loss, if any. The Company determines the fair value of its reporting units utilizing the Company’s best estimate of future revenues, operating expenses, cash flows, market and general economic conditions as well as assumptions that it believes marketplace participants would utilize, including discount rates, cost of capital, and long term growth rates. When available and as appropriate, the Company uses comparative market multiples and other factors to corroborate the discounted cash flow results. Other indefinite-lived intangible assets are tested for impairment and written down to fair value.
During the fourth quarter of 2011, 2010 and 2009, the Company performed its annual impairment analysis of goodwill and unamortized intangible assets. Based upon the analysis performed, there was no impairment. Management evaluated the effect of lowering the estimated fair value for each of the reporting units by 10% and determined that no impairment of goodwill would have been recognized under this evaluation for 2011, 2010 or 2009.
The Company evaluates the recoverability of its other long-lived assets, including amortizable intangible assets, if circumstances indicate an impairment may have occurred. This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. Property and equipment is evaluated separately within each business unit. If such analysis indicates that the carrying value of these assets is not recoverable, then the carrying value of such assets is reduced to fair value through a charge to the Company’s Consolidated Statements of Operations. There were no impairments relating to other long-lived assets, including amortizable intangible assets, during 2011, 2010 or 2009.
SUPPLEMENTAL CASH FLOW INFORMATION
Significant non-cash transactions in 2011, 2010 and 2009 included the Company’s election to satisfy the interest payment obligation by issuing $3 million, $51 million and $57 million, respectively, of Senior Toggle Notes which resulted in non-cash transfers between accrued interest and long-term debt.
STOCK-BASED COMPENSATION
The Company uses the Black-Scholes option pricing model to estimate the fair value of time vested stock options and a lattice based valuation model to estimate the fair value of performance based awards on the date of grant which requires certain estimates by management including the expected volatility and expected term of the option. Management also makes decisions regarding the risk-free interest rate used in the models and makes estimates regarding forfeiture rates. Fluctuations in the market that affect these estimates could have an impact on the resulting compensation cost. For non-performance based employee stock awards, the fair value of the compensation cost is recognized on a straight-line basis over the requisite service period of the award. Compensation cost for restricted stock (non-vested stock) is recorded based on its market value on the date of grant and is expensed in the Company’s Consolidated Statements of Operations ratably over the vesting period.
RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
In January 2010, the FASB expanded the disclosure requirements for fair value measurements relating to the transfers in and out of Level II measurements and amended the disclosures for the Level III activity reconciliation to be presented on a gross basis. In addition, valuation techniques and inputs should be disclosed for both Levels II and III recurring and nonrecurring measurements. The new requirements are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the Level III activity reconciliation which are effective for fiscal years beginning after December 15, 2010. The Company adopted the new disclosure requirements on January 1, 2010 except for the disclosure related to the Level III reconciliation, which was adopted on January 1, 2011. The adoption did not have a significant impact on the consolidated financial statements.
In December 2010, the FASB issued guidance to clarify when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. In certain situations, a reporting unit may have a negative carrying amount, particularly for companies that only have a single reporting unit and have significant debt. In that case, since the first step is passed, the negative carrying amount may shield a potential impairment. The guidance requires that reporting units with a zero or negative carrying value should proceed to step two of the impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. This guidance is effective for all interim and annual reporting periods beginning after December 15, 2010. The Company adopted the guidance beginning January 1, 2011 and determined that the adoption did not have a significant impact on the consolidated financial statements.
In December 2010, the FASB issued guidance to clarify the disclosure of supplementary pro forma information for business combinations. Previous guidance on “Business Combinations” requires disclosure of revenue and earnings of the combined entity as if the acquisition had occurred as of the beginning of both the current period and the comparable prior year reporting period. However, presenting pro forma results as if the acquisition occurred at the beginning of each annual period inappropriately results in certain adjustments, such as amortization expense of intangible assets with useful lives of less than two years, being included in the pro forma results of both reporting periods. The new guidance therefore requires pro forma information to be prepared as if the acquisition occurred as of the beginning of the comparable prior period and is applied prospectively for acquisitions consummated after the beginning of the fiscal year beginning on or after December 15, 2010. The Company adopted the guidance beginning January 1, 2011 and determined that the adoption did not have a significant impact on the consolidated financial statements.
In June 2011, the FASB amended the guidance on comprehensive income to allow companies an option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income (“OCI”) either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in OCI or when an item of OCI must be reclassified to net income (loss), nor do they change how earnings per share is calculated and presented. In addition, companies continue to have the option to present the OCI components net of tax or one amount reported for the tax effects of all OCI items. The amendments are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted. The Company early adopted these amendments as of December 31, 2011 and has presented the required information in two separate but consecutive statements in accordance with the guidance.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In September 2011, the FASB amended the guidance on testing for goodwill impairment that allows an entity to elect to qualitatively assess whether it is necessary to perform the current two-step goodwill impairment test. If the qualitative assessment determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step test is unnecessary. If the entity elects to bypass the qualitative assessment for any reporting unit and proceed directly to Step One of the test and validate the conclusion by measuring fair value, it can resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will consider utilizing the new qualitative analysis for its goodwill impairment test to be performed in the fourth quarter of 2012.
In May 2011, the FASB amended the guidance on Fair Value Measurement that result in common measurement of fair value and disclosure requirements between U.S. GAAP and the International Financial Reporting Standards (“IFRS”). The amendments mainly change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted the amendments on January 1, 2012 and the adoption did not have a significant impact on the consolidated financial statements.

3.	ACQUISITIONS
Assets acquired and liabilities assumed in business combinations were recorded in the Company’s Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s Consolidated Statements of Operations since their respective dates of acquisition.
In connection with the Company’s acquisition of real estate brokerage operations, the Company obtains contractual pendings and listings intangible assets, which represent the estimated fair value of homesale transactions that are pending closing or homes listed for sale by the acquired brokerage operations. Pendings and listings intangible assets are amortized over the estimated closing period of the underlying contracts and homes listed for sale, which in most cases, is approximately 5 months.
2011 ACQUISITIONS
During the year ended December 31, 2011, the Company acquired thirteen real estate brokerage operations through its wholly-owned subsidiary, NRT, for total consideration of $4 million. These acquisitions resulted in goodwill of $3 million that was assigned to the Company Owned Brokerage Services segment.
None of the 2011 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.
2010 ACQUISITIONS
On January 21, 2010, the Company completed the stock acquisition of Primacy for the assumption of approximately $26 million of indebtedness (excluding $9 million of indebtedness related to the sale of relocation receivables). Primacy was a relocation and global assignment management services company headquartered in the U.S. with international locations in Canada, Europe and Asia. The acquisition of Primacy increased goodwill by $16 million, customer relationships intangibles by $62 million and other intangibles by $5 million. Effective January 1, 2011, the Primacy business operates under the Cartus name.
During the year ended December 31, 2010, the Company acquired nine real estate brokerage operations through its wholly-owned subsidiary, NRT, for a total consideration of $24 million. These acquisitions resulted in goodwill of $20 million and $2 million of pendings and listings intangible assets that was assigned to the Company Owned Real Estate Brokerage Services segment.
None of the 2010 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

2009 ACQUISITIONS
During the year ended December 31, 2009, the Company acquired seven real estate brokerage operations through its wholly-owned subsidiary, NRT, for a total consideration of approximately $4 million. These acquisitions resulted in goodwill of $4 million that was assigned to the Company Owned Real Estate Brokerage Services segment.
None of the 2009 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

4.	INTANGIBLE ASSETS
Goodwill by segment and changes in the carrying amount are as follows:

	Real Estate Franchise Services	Company Owned Brokerage Services	Relocation Services	Title and Settlement Services	Total Company
Goodwill balance at January 1, 2009	1,556	600	344	72	2,572
Goodwill Acquired	—	4	—	1	5
Balance at December 31, 2009	1,556	604	344	73	2,577
Goodwill acquired (a)	—	20	16	—	36
Goodwill reduction for locations sold	—	(2)	—	—	(2)
Balance at December 31, 2010	1,556	622	360	73	2,611
Goodwill acquired	—	3	—	—	3
Balance at December 31, 2011	$1,556	$625	$360	$73	$2,614
Goodwill and accumulated impairment summary
Gross Goodwill as of December 31, 2011	$2,265	$783	$641	$397	$4,086
Accumulated impairment losses (b)	(709)	(158)	(281)	(324)	(1,472)
Balance at December 31, 2011	$1,556	$625	$360	$73	$2,614
_______________

(a)	The increase in goodwill relates to acquisitions of real estate brokerages and the acquisition of Primacy.

(b)
During the fourth quarter of 2008, the Company recorded an impairment charge of $1,739 million which reduced intangible assets by $384 million and reduced goodwill by $1,355 million. During the fourth quarter of 2007, the Company recorded an impairment charge of $667 million which reduced intangible assets by $550 million and reduced goodwill by $117 million.

During the fourth quarter of 2011, 2010 and 2009, the Company performed its annual impairment analysis of goodwill and unamortized intangible assets. These analyses resulted in no impairment charges.
Intangible assets are as follows:

	As of December 31, 2011			As of December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Franchise Agreements
Amortizable—Franchise agreements (a)	$2,019	$322	$1,697	$2,019	$255	$1,764
Unamortizable—Franchise agreement (b)	1,145	—	1,145	1,145	—	1,145
Total Franchise Agreements	$3,164	$322	$2,842	$3,164	$255	$2,909
Unamortizable—Trademarks (c)	$732	$—	$732	$732	$—	$732
Other Intangibles
Amortizable—License agreements (d)	$45	$4	$41	$45	$3	$42
Amortizable—Customer relationships (e)	529	144	385	529	107	422
Amortizable—Pendings and listings (f)	—	—	—	2	1	1
Unamortizable—Title plant shares (g)	10	—	10	10	—	10
Amortizable—Other (h)	17	14	3	12	9	3
Total Other Intangibles	$601	$162	$439	$598	$120	$478

_______________
(a)    Generally amortized over a period of 30 years.

(b)	Relates to the Real Estate Franchise Services franchise agreement with NRT, which is expected to generate future cash flows for an indefinite period of time.

(c)
Relates to the Century 21, Coldwell Banker, ERA, The Corcoran Group, Coldwell Banker Commercial and Cartus tradenames, which are expected to generate future cash flows for an indefinite period of time.

(d)	Relates to the Sotheby’s International Realty and Better Homes and Gardens Real Estate agreements which are being amortized over 50 years (the contractual term of the license agreements).

(e)	Relates to the customer relationships at the Title and Settlement Services segment and the Relocation Services segment. These relationships are being amortized over a period of 5 to 20 years.

(f)	Amortized over the estimated closing period of the underlying contracts (in most cases five months).

(g)
Primarily related to the Texas American Title Company title plant shares. Ownership in a title plant is required to transact title insurance in certain states. The Company expects to generate future cash flows for an indefinite period of time.

(h)	Generally amortized over periods ranging from 2 to 10 years.
Intangible asset amortization expense is as follows:

	For the Year Ended December 31,
	2011	2010	2009
Franchise agreements	67	67	67
License agreement	1	—	1
Customer relationships	37	37	25
Pendings and listings	2	1	1
Other	5	6	1
Total	112	111	95
Based on the Company’s amortizable intangible assets as of December 31, 2011, the Company expects related amortization expense to be approximately $107 million, $105 million, $105 million, $95 million, $95 million and $1,619 million in 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

5.	FRANCHISING AND MARKETING ACTIVITIES
Franchise fee revenue includes domestic initial franchise fees and international area development fees of $9 million, $6 million, and $6 million for the year ended December 31, 2011, 2010 and 2009, respectively. In addition, franchise fee revenue is net of annual volume incentives provided to real estate franchisees of $25 million, $24 million and $25 million for the year ended December 31, 2011, 2010 and 2009, respectively. The Company’s real estate franchisees may receive volume incentives on their royalty payments. Such annual incentives are based upon the amount of commission income earned and paid during a calendar year. Each brand has several different annual incentive schedules currently in effect.
The Company’s wholly-owned real estate brokerage services segment, NRT, pays royalties to the Company’s franchise business; however, such amounts are eliminated in consolidation. NRT paid royalties to the Real Estate Franchise Services segment of $204 million, $206 million and $202 million for the year ended December 31, 2011, 2010 and 2009, respectively.
Marketing fees are generally paid by the Company’s real estate franchisees and are calculated based on a specified percentage of gross closed commissions earned on the sale of real estate, subject to certain minimum and maximum payments. Such fees are recorded within Other revenues on the accompanying Consolidated Statements of Operations. As provided for in the franchise agreements and generally at the Company’s discretion, all of these fees are to be expended for marketing purposes.

The number of franchised and company owned outlets in operation are as follows:

	(Unaudited) As of December 31,
	2011	2010	2009
Franchised:
Century 21®	7,475	7,955	7,711
ERA®	2,364	2,488	2,621
Coldwell Banker®	2,485	2,583	2,648
Coldwell Banker Commercial®	175	181	212
Sotheby’s International Realty®	573	531	470
Better Homes and Gardens® Real Estate	210	201	103
	13,282	13,939	13,765
Company Owned:
ERA®	10	11	11
Coldwell Banker®	649	669	676
Sotheby’s International Realty®	30	31	36
Corcoran®/Other	35	35	35
	724	746	758
The number of franchised and company owned outlets (in the aggregate) changed as follows:

	(Unaudited) For the Year Ended December 31,
	2011	2010	2009
Franchised:
Beginning balance	13,939	13,765	14,794
Additions	335	1,269	452
Terminations	(992)	(1,095)	(1,481)
Ending Balance	13,282	13,939	13,765
Company Owned:
Beginning balance	746	758	835
Additions	10	20	7
Closures	(32)	(32)	(84)
Ending Balance	724	746	758
 As of December 31, 2011, there were an insignificant amount of franchise agreements that have been executed, but for which offices are not yet operating. Additionally, as of December 31, 2011, there were an insignificant number of franchise agreements pending termination.
In connection with ongoing fees the Company receives from its franchisees pursuant to the franchise agreements, the Company is required to provide certain services, such as training and marketing. In order to assist franchisees in converting to one of the Company’s brands or in franchise expansion, the Company may also, at its discretion, provide conversion notes to franchisees who are either new or who are expanding their operations. Prior to 2009, the Company issued development advance notes. Provided the franchisee meets certain minimum annual revenue thresholds during the term of the notes, and is in compliance with the terms of the franchise agreement, the amount of the note is forgiven annually in equal ratable amounts over the life of the franchise agreement. Otherwise, related principal is due and payable to the Company. The amount of such franchisee conversion notes and development advance notes were $90 million, net of $14 million of reserves, and $85 million, net of $20 million of reserves, at December 31, 2011 and 2010, respectively. These notes are principally classified within Other non-current assets in the Company’s Consolidated Balance Sheets. The Company recorded an income statement charge related to the forgiveness of these notes of $13 million, $13 million and $13 million for the years ended December 31, 2011, 2010 and 2009, respectively.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of:

	December 31,
	2011	2010
Furniture, fixtures and equipment	$175	$161
Capitalized software	225	208
Building and leasehold improvements	131	127
Land	4	4
	535	500
Less: accumulated depreciation and amortization	(370)	(314)
	$165	$186
The Company recorded depreciation and amortization expense related to property and equipment of $74 million, $86 million and $99 million for the years ended December 31, 2011, 2010 and 2009, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of:

	December 31,
	2011	2010
Accrued payroll and related employee costs	$69	$93
Accrued volume incentives	17	17
Accrued commissions	14	15
Restructuring accruals	20	36
Deferred income	76	76
Accrued interest	139	112
Relocation services home mortgage obligations	9	16
Other	176	160
	$520	$525

8.	SHORT AND LONG-TERM DEBT
Total indebtedness is as follows:

	December 31,
	2011	2010
Senior Secured Credit Facility:
Non-extended revolving credit facility	$78	$—
Extended revolving credit facility	97	—
Non-extended term loan facility	629	3,059
Extended term loan facility	1,822	—
First and a Half Lien Notes	700	—
Second Lien Loans	650	650
Other bank indebtedness	133	163
Existing Notes:
10.50% Senior Notes	64	1,688
11.00%/11.75% Senior Toggle Notes	52	468
12.375% Senior Subordinated Notes	187	864
Extended Maturity Notes:
11.50% Senior Notes	489	—
12.00% Senior Notes	129	—
13.375% Senior Subordinated Notes	10	—
11.00% Convertible Notes	2,110	—
Securitization Obligations:
Apple Ridge Funding LLC	296	296
Cartus Financing Limited	31	35
	$7,477	$7,223
Indebtedness Table
As of December 31, 2011, the total capacity, outstanding borrowings and available capacity under the Company’s borrowing arrangements were as follows:

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Non-extended revolving credit facility (1)	(2)	April 2013	$289	$78	$158
Extended revolving credit facility (1)	(2)	April 2016	363	97	200
Non-extended term loan facility	(3)	October 2013	629	629	—
Extended term loan facility	(3)	October 2016	1,822	1,822	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	133	133	—
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes	11.00%	April 2014	52	52	—
Senior Subordinated Notes (5)	12.375%	April 2015	190	187	—
Extended Maturity Notes:
Senior Notes (6)	11.50%	April 2017	492	489	—
Senior Notes (7)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (8)
Apple Ridge Funding LLC		December 2013	400	296	104
Cartus Financing Limited (9)		Various	62	31	31
			$8,096	$7,477	$493

_______________

(1)
The available capacity under these facilities was reduced by $53 million and $66 million of outstanding letters of credit on the non-extended and the extended revolving credit facility, respectively, at December 31, 2011. On February 2, 2012, the Company completed the 2012 Senior Secured Notes Offering (described below) which, among other things, terminated availability under the non-extended revolving credit facility. On February 27, 2012, the Company had $55 million outstanding on the extended revolving credit facility and $81 million of outstanding letters of credit.

(2)
Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, adjusted LIBOR plus 2.25% (or with respect to the extended revolving loans, 3.25%) or ABR plus 1.25% (or with respect to the extended revolving loans, 2.25%) in each case subject to reductions based on the attainment of certain leverage ratios.

(3)
Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.0% (or with respect to the extended term loans, 4.25%) or (b) the higher of the Federal Funds Effective Rate plus 0.5% (or with respect to the extended term loans, 1.75%) and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 2.0% (or with respect to the extended term loans, 3.25%).

(4)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013. In January 2012, Realogy repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million.

(5)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $3 million.

(6)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.

(7)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.

(8)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.

(9)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.
2012 Senior Secured Notes Offering
On February 2, 2012, Realogy issued $593 million of First Lien Notes and $325 million of New First and a Half Lien Notes, the proceed of which were used to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. See Note 20, "Subsequent Events" for additional information related to these transactions.
2011 Refinancing Transactions
In January and February of 2011, Realogy completed a series of transactions, referred to herein as the “2011 Refinancing Transactions,” to refinance portions of its senior secured credit facility and unsecured notes.
Debt Exchange Offering
On January 5, 2011, we completed private exchange offers under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), relating to its outstanding Existing Notes (the “Debt Exchange Offering”). As a result of the Debt Exchange Offering, $2,110 million of Existing Notes were tendered for Convertible Notes, $632 million of Existing Notes were tendered for Extended Maturity Notes and $303 million of Existing Notes remained outstanding.
Amendment to Senior Secured Credit Facility
Effective February 3, 2011, we entered into a first amendment to our senior secured credit facility (the “Senior Secured Credit Facility Amendment”) and an incremental assumption agreement, which resulted in the following: (i) extended the maturity of a significant portion of our first lien term loans to October 10, 2016 and increased the interest rate with respect to the extended term loans; (ii) extended the maturity of a significant portion of the loans and commitments under our revolving credit facility to April 10, 2016, increased the interest rate with respect to the extended revolving loans and converted a portion of the extended revolving loans to extended term loans ($98 million in the aggregate); (iii) extended the maturity of a significant portion of the commitments under our synthetic letter of credit facility to October 10, 2016 and increased the fee with respect to the extended synthetic letter of credit commitments; and (iv) allowed for the issuance of $700 million aggregate principal amount of Existing First and a Half Lien Notes, the net proceeds of which, along with cash on hand, were used to prepay $700 million of the outstanding extended term loans. The Senior Secured Credit Facility Amendment also provides for the incurrence of additional incremental term loans that are secured on a junior basis to the second lien loans in an aggregate amount not to exceed $350 million.

Issuance of Existing First and a Half Lien Notes
On February 3, 2011, the Company issued $700 million aggregate principal amount of Existing First and a Half Lien Notes in a private offering exempt from the registration requirements of the Securities Act. The Existing First and a Half Lien Notes are secured by substantially the same collateral as the Company’s existing secured obligations under its senior secured credit facility, but the priority of the collateral liens securing the Existing First and a Half Lien Notes is (i) junior to the collateral liens securing the Company’s first lien obligations under its senior secured credit facility and (ii) senior to the collateral liens securing the Company’s second lien obligations under its senior secured credit facility. The Existing First and a Half Lien Notes mature on February 1, 2019 and bear interest at a rate of 7.875% per annum, payable semiannually on February 15 and August 15 of each year.
As discussed above, the net proceeds from the offering of the First and a Half Lien Notes, along with cash on hand, were used to prepay $700 million of certain of the first lien term loans that were extended in connection with the Senior Secured Credit Facility Amendment.
Senior Secured Credit Facility
Realogy has a senior secured credit facility which consists of (i) term loan facilities, (ii) revolving credit facilities, (iii) a synthetic letter of credit facility (the facilities described in clauses (i), (ii) and (iii), as amended by the Senior Secured Credit Facility Amendment, collectively referred to as the “First Lien Facilities”), and (iv) an incremental (or accordion) loan facility, a portion of which was utilized in connection with the incurrence of Second Lien Loans in 2009 as described below.
The extended term loans do not require any scheduled amortization of principal. The non-extended term loan facility will continue to provide for quarterly amortization payments totaling 1% per annum of the principal amount of the non-extended term loans.
Realogy uses the revolving credit facility for, among other things, working capital and other general corporate purposes. The loans under the First Lien Facilities (the “First Lien Loans”) are secured to the extent legally permissible by substantially all of the assets of Realogy, Intermediate and the subsidiary guarantors, including but not limited to (i) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary), and (ii) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.
In late 2009, Realogy incurred $650 million of Second Lien Loans (the "Second Lien Loans"). The Second Lien Loans are secured by liens on the assets of Realogy and by the guarantors that secure the First Lien Loans. However, such liens are junior in priority to the First Lien Loans and the First and a Half Lien Notes. The Second Lien Loans interest payments are payable semi-annually on April 15 and October 15 of each year. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments.
The senior secured credit facility also provides for a synthetic letter of credit facility which is for: (i) the support of Realogy’s obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (ii) general corporate purposes in an amount not to exceed $100 million. The synthetic letter of credit facility capacity is $187 million at December 31, 2011, of which $43 million will expire in October 2013 and $144 million will expire in October 2016. As of December 31, 2011, the capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.
Realogy’s senior secured credit facility contains financial, affirmative and negative covenants and requires Realogy to maintain a senior secured leverage ratio not to exceed a maximum amount on the last day of each fiscal quarter. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and is calculated on a “pro forma” basis for purposes of calculating the senior secured leverage ratio. In this report, the Company refers to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage covenant. Total senior secured net debt does not include the First and a Half Lien Notes, Second Lien Loans, other bank indebtedness not secured by a first lien on Realogy or its subsidiaries assets, securitization obligations or the Unsecured Notes (as defined below). At December 31, 2011, Realogy’s senior secured leverage ratio was 4.44 to 1.0. After giving effect to the 2012 Senior Secured Notes Offering, Realogy's senior secured leverage ratio would have been 3.87 to 1.0 at December 31, 2011.

Based upon Realogy’s financial forecast, Realogy believes that it will continue to be in compliance with the senior secured leverage ratio during the next twelve months. While the housing market has shown signs of stabilization, there remains substantial uncertainty with respect to the timing and scope of a housing recovery and if a housing recovery is delayed or is weak, Realogy may be subject to additional pressure in maintaining compliance with its senior secured leverage ratio.
To maintain compliance with the senior secured leverage ratio for the twelve-month periods ending March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 (or to avoid an event of default thereof), the Company will need to achieve a certain amount of Adjusted EBITDA and/or reduced levels of total senior secured net debt. The factors that will impact the foregoing include: (a) changes in sales volume and/or the price of existing homesales, (b) the ability to continue to implement cost-savings and business productivity enhancement initiatives, (c) increasing new franchise sales, sales associate recruitment and/or brokerage and other acquisitions, (d) obtaining additional equity financing from our parent company, (e) obtaining additional debt or equity financing from third party sources, or (f) a combination thereof. Factors (b) through (e) may be insufficient to overcome macroeconomic conditions affecting the Company.
Realogy has the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Holdings equity for cash, which would be infused as capital into Realogy. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If Realogy is unable to maintain compliance with the senior secured leverage ratio and fails to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit facility. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.
If an event of default occurs under the senior secured credit facility, and Realogy fails to obtain a waiver from the lenders, Realogy’s financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to Realogy;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require Realogy to apply all of its available cash to repay these borrowings; or

•	could prevent Realogy from making payments on the First and a Half Lien Notes or the Unsecured Notes;
any of which could result in an event of default under the First and a Half Lien Notes, the Unsecured Notes and the Company’s Apple Ridge Funding LLC securitization program.
Other Bank Indebtedness
Realogy has separate revolving U.S. credit facilities under which it could borrow up to $125 million at December 31, 2011 and $155 million at December 31, 2010 and a separate U.K. credit facility under which it could borrow up to £5 million at December 31, 2011 and 2010. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility. The facilities generally have a one-year term with certain options for renewal. As of December 31, 2011, Realogy had outstanding borrowings of $133 million under these credit facilities with $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013. In January 2012, Realogy repaid $25 million of the outstanding borrowings and reduced the capacity of the credit facility due in July 2012 by $25 million. For the year ended December 31, 2011 and 2010, the weighted average interest rate under the U.S. credit facilities was 2.9% and 3.0%, respectively, and under the U.K. credit facility was 2.5% and 2.5%, respectively, with interest payable either monthly or quarterly.
Unsecured Notes
On April 10, 2007, Realogy issued $1,700 million of Senior Notes, $550 million of Senior Toggle Notes and $875 million of Senior Subordinated Notes.
On January 5, 2011, Realogy consummated the Debt Exchange Offering for a portion of its Existing Notes pursuant to which Realogy issued the Extended Maturity Notes and three series of Convertible Notes. Pursuant to the Debt Exchange

Offering, $2,110 million aggregate principal amount of the Existing Notes were tendered for Convertible Notes, which are convertible at the holder’s option into Class A Common Stock, and $632 million aggregate principal amount of the Existing Notes were tendered for the Extended Maturity Notes.
As a result of the Debt Exchange Offering, Realogy extended the maturity of $2,742 million aggregate principal amount of the Unsecured Notes to 2017 and 2018, leaving $303 million aggregate principal amount of Existing Notes that mature in 2014 and 2015. In addition, pursuant to the terms of the indenture governing the terms of the Convertible Notes, the Convertible Notes are redeemable at Realogy’s option at a price equal to 90% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption upon a Qualified Public Offering.
The 10.50% Senior Notes mature on April 15, 2014 and bear interest payable semiannually on April 15 and October 15 of each year. The 11.50% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year.
The Senior Toggle Notes mature on April 15, 2014. Interest is payable semiannually on April 15 and October 15 of each year. For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes (“PIK Interest”), or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.
Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note then outstanding at the end of the accrual period ending in April 2012. The portion of a Senior Toggle Note required to be redeemed is an amount equal to the excess of the accrued original issue discount as of the end of such accrual period, less the amount of interest paid in cash on or before such date, less the first-year yield (the issue price of the debt instrument multiplied by its yield to maturity). For the periods that Realogy elected to pay PIK Interest, Realogy will be required to repay approximately $11 million in April 2012.
The 12.00% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year. The 12.375% Senior Subordinated Notes mature on April 15, 2015 and bear interest payable semiannually on April 15 and October 15 of each year. The 13.375% Senior Subordinated Notes mature on April 15, 2018 and bear interest payable on April 15 and October 15 of each year.
The Senior Notes are guaranteed on an unsecured senior basis, and the Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Senior Notes are guaranteed by Holdings on an unsecured senior subordinated basis and the Senior Subordinated Notes are guaranteed by Holdings on an unsecured junior subordinated basis.
On June 24, 2011, Realogy completed offers of exchange notes for Extended Maturity Notes issued in the Debt Exchange Offering. The term “exchange notes” refers to the 11.50% Senior Notes due 2017, the 12.00% Senior Notes due 2017 and the 13.375% Senior Subordinated Notes due 2018, all as registered under the Securities Act, pursuant to a Registration Statement on Form S-4 (File No. 333-173254 declared effective by the SEC on May 20, 2011). Each series of the exchange notes are substantially identical in all material respects to the Extended Maturity Notes of the applicable series issued in the Debt Exchange Offering (except that the new registered exchange notes do not contain terms with respect to additional interest or transfer restrictions). Unless the context otherwise requires, the term “Extended Maturity Notes” refers to the exchange notes.
Convertible Notes
The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes mature on April 15, 2018 and bear interest at a rate per annum of 11.00% payable semiannually on April 15 and October 15 of each year. The Convertible Notes are convertible into Class A Common Stock at any time prior to April 15, 2018. The Series A Convertible

Notes and Series B Convertible Notes are initially convertible into 975.6098 shares of Class A Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes and Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $1.025 per share, and the Series C Convertible Notes are initially convertible into 926.7841 shares of Class A Common Stock per $1,000 aggregate principal amount of Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $1.079 per share, subject to adjustment if specified distributions to holders of the Class A Common Stock are made or specified corporate transactions occur, in each case as set forth in the indenture governing the Convertible Notes. The Convertible Notes are guaranteed on an unsecured senior subordinated basis by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Convertible Notes are guaranteed on an unsecured junior subordinated basis by Holdings.
Following a Qualified Public Offering, Realogy may, at its option, redeem the Convertible Notes, in whole or in part, at a redemption price, payable in cash, equal to 90% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
On June 16, 2011, the SEC declared effective a Registration Statement on Form S-1 (File No. 333-173250) of Holdings and Realogy, registering for resale the outstanding Convertible Notes and the Class A Common Stock of Holdings issuable upon conversion of the Convertible Notes. Offers and sales of the Convertible Notes and Class A Common Stock may be made by selling securityholders pursuant to the June 2011 Final Prospectus as amended or supplemented from time to time.
Loss (Gain) on the Early Extinguishment of Debt and Write-off of Deferred Financing Costs
As a result of the 2011 Refinancing Transactions, the Company recorded a loss on the early extinguishment of debt of $36 million and wrote off deferred financing costs of $7 million to interest expense as a result of debt modifications during the year ended December 31, 2011.
On September 24, 2009, Realogy and certain affiliates of Apollo entered into an agreement with a third party pursuant to which Realogy exchanged approximately $221 million aggregate principal amount of Senior Toggle Notes held by it for $150 million aggregate principal amount of Second Lien Loans. The third party also sold the balance of the Senior Toggle Notes it held for cash to an affiliate of Apollo in a privately negotiated transaction and used a portion of the cash proceeds to participate as a lender in the Second Lien Loan transaction. The transaction with the third party closed concurrently with the initial closing of the Second Lien Loans. As a result of the exchange, the Company recorded a gain on the extinguishment of debt of $75 million.
Securitization Obligations
Realogy has secured obligations through Apple Ridge Funding LLC, a securitization program which was due to expire in April 2012. On December 14, 2011, Realogy entered into agreements to amend and extend the existing Apple Ridge Funding LLC securitization program. The maturity date has been extended until December 2013. The maximum borrowing capacity remained at $400 million.
In 2010, Realogy, through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in Realogy’s senior secured credit facility and the indentures governing the Unsecured Notes.
The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of Realogy’s relocation business in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay Realogy’s general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of Realogy’s senior secured leverage ratio under Realogy’s senior secured credit facility if uncured, and cross-defaults to Realogy’s credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.
Certain of the funds that the Company receives from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $366 million and $393 million of underlying relocation receivables and other related relocation assets at December 31, 2011 and 2010, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the Company’s securitization obligations are classified as current in the accompanying Consolidated Balance Sheets.
Interest incurred in connection with borrowings under these facilities amounted to $6 million and $7 million for the year ended December 31, 2011 and 2010, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund the Company’s relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 2.1% and 2.4% for the year ended December 31, 2011 and 2010, respectively.

9.	EMPLOYEE BENEFIT PLANS
DEFINED BENEFIT PENSION PLAN
At December 31, 2011 and 2010, the accumulated benefit obligation of this plan was $154 million and $135 million, respectively, and the fair value of the plan assets were $94 million and $91 million, respectively, resulting in an unfunded accumulated benefit obligation of $60 million and $44 million, respectively, which is recorded in Other non-current liabilities in the Consolidated Balance Sheets. Participation in this plan was frozen as of July 1, 1997. The projected benefit obligation of this plan is equal to the accumulated benefit obligation as almost all of the employees participating in this plan are no longer accruing benefits.
The following tables show the changes in benefit obligation and plan assets for the defined benefit pension plan during the years ended:

	2011	2010
Change in benefit obligation
Benefit obligation at beginning of year	$135	$125
Interest cost	7	7
Actuarial (gain) loss	20	11
Net benefits paid	(8)	(8)
Benefit obligation at end of year	154	135
Change in plan assets
Fair value of plan assets at beginning of year	$91	$86
Actual return on plan assets	3	10
Employer contribution	8	3
Net benefits paid	(8)	(8)
Fair value of plan assets at end of year	94	91
Underfunded at end of year	$60	$44
The weighted average assumptions that were used to determine the Company’s benefit obligation and net periodic benefit cost for the following years ended December 31 are:

	2011	2010
Discount rate for year-end obligation	4.10%	5.20%
Discount rate for net periodic pension cost	5.20%	5.70%
Expected long term return on assets for year-end obligation	7.50%	7.50%
Expected long-term return on assets for net periodic pension cost	7.25%	7.50%
Compensation increase	—	—
The net periodic pension cost for 2011 was approximately $3 million and is comprised of interest cost of approximately $7 million and the amortization of the actuarial net loss of $3 million offset by a benefit of $7 million for the expected return on assets. The net periodic pension cost for 2010 was approximately $3 million and is comprised of interest cost of approximately $7 million and the amortization of the actuarial net loss of $2 million offset by a benefit of $6 million for the expected return on assets. The estimated actuarial loss of approximately $3 million will be amortized from the accumulated other comprehensive income into net periodic pension cost in 2012.
Estimated future benefit payments as of December 31, 2011 are as follows:

Year	Amount
2012	$8
2013	8
2014	8
2015	9
2016	9
2017 through 2021	48
The minimum funding required during 2012 is estimated to be $9 million.
The Company recognized a loss of $21 million and a loss of $6 million in other comprehensive income for the years ended December 31, 2011 and 2010, respectively. The total amount recognized in net periodic pension cost (benefit) and other comprehensive income was $24 million and $9 million for the years ended December 31, 2011 and 2010, respectively.
The amount in accumulated other comprehensive income not yet recognized as components of the periodic pension cost (benefit) is comprised of an actuarial loss of $54 million and $34 million as of December 31, 2011 and 2010, respectively.
It is the objective of the plan sponsor to maintain an adequate level of diversification to balance market risk, prudently invest to preserve capital and to provide sufficient liquidity under the plan. The assumption used for the expected long-term rate of return on plan assets is based on the long-term expected returns for the investment mix of assets currently in the portfolio. Historic real return trends for the various asset classes in the class portfolio are combined with anticipated future market conditions to estimate the real rate of return for each class. These rates are then adjusted for anticipated future inflation to determine estimated nominal rates of return for each class.
The following table presents the fair values of plan assets by category as of December 31, 2011:

Asset Category	Quoted Price in Active Market for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Cash and cash equivalents	$2	$—	$—	$2
Equity Securities:
U.S. large-cap funds	—	25	—	25
U.S. small-cap funds	—	5	—	5
International funds	—	8	—	8
Real estate fund	—	3	—	3
Fixed Income Securities:
Bond funds	—	51	—	51
Total	$2	$92	$—	$94

The following table presents the fair values of plan assets by category as of December 31, 2010:

Asset Category	Quoted Price in Active Market for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Cash and cash equivalents	$2	$—	$—	$2
Equity Securities:
U.S. large-cap funds	—	22	—	22
U.S. small-cap funds	—	5	—	5
International funds	—	7	—	7
Real estate fund	—	3	—	3
Fixed Income Securities:
Bond funds	—	52	—	52
Total	$2	$89	$—	$91
OTHER EMPLOYEE BENEFIT PLANS
The Company also maintains post-retirement health and welfare plans for certain subsidiaries and a non-qualified pension plan for certain individuals. At December 31, 2011 and 2010, the related projected benefit obligation for these plans accrued on the Company’s Consolidated Balance Sheets (primarily within Other non-current liabilities) was $10 million and $10 million, respectively. The expense recorded by the Company in 2011 and 2010 was less than $1 million.
DEFINED CONTRIBUTION SAVINGS PLAN
The Company sponsors a defined contribution savings plan that provides certain eligible employees of the Company an opportunity to accumulate funds for retirement. Prior to mid-February 2008, the Company matched a portion of the contributions made by participating employees. In July 2010, the Company reinstated the match for a portion of the contributions made by participating employees. The Company’s cost for contributions to this plan was $5 million, $2 million and $0 for the years ended December 31, 2011, 2010 and 2009, respectively.

10.	INCOME TAXES
The income tax provision consists of the following:

	For the Year Ended December 31,
	2011	2010	2009
Current:
Federal	$1	$—	$(1)
State	5	(3)	1
Foreign	8	5	8
	14	2	8
Deferred:
Federal	28	112	(45)
State	(10)	19	(13)
	18	131	(58)
Income tax expense (benefit)	$32	$133	$(50)
Pre-tax income (loss) for domestic and foreign operations consisted of the following:

	For the Year Ended December 31,
	2011	2010	2009
Domestic	$(422)	$30	$(334)
Foreign	13	6	24
Pre-tax income (loss)	$(409)	$36	$(310)

Current and non-current deferred income tax assets and liabilities, as of December 31, are comprised of the following:

	2011	2010
Current deferred income tax assets:
Accrued liabilities and deferred income	$84	$78
Provision for doubtful accounts	23	27
Liability for unrecognized tax benefits	3	—
Cash flow hedges	3	—
	113	105
Less: valuation allowance	(30)	(11)
Current deferred income tax assets	83	94
Current deferred income tax liabilities:
Prepaid expenses	17	18
Current deferred income tax liabilities	17	18
Current net deferred income tax asset	$66	$76

Non-current deferred income tax assets:
Net operating loss carryforwards	$846	$663
Alternative minimum tax credit carryforward	2	2
Foreign tax credit carryforwards	3	3
State tax credit carryforwards	1	1
Accrued liabilities and deferred income	26	32
Capital loss carryforward	32	32
Investment in joint venture	3	3
Minimum pension obligation	22	14
Cash flow hedges	4	7
Provision for doubtful accounts	6	7
Liability for unrecognized tax benefits	11	9
Other	5	4
	961	777
Less: valuation allowance	(308)	(107)
Non-current deferred income tax assets	653	670
Less:
Non-current deferred income tax liabilities:
Depreciation and amortization	1,543	1,553
Non-current net deferred income tax liability	$(890)	$(883)

As of December 31, 2011, the Company had gross federal and state net operating loss carryforwards of $2,068 million. The federal net operating loss carryforwards expire between 2025 and 2031 and the state net operating loss carryforwards expire between 2012 and 2031.
Management has determined that, based upon all available evidence, it is more likely than not that certain deferred tax assets will not be utilized in the foreseeable future and, as such, has recorded a corresponding valuation allowance. In assessing the valuation allowance at December 31, 2011 and 2010, the Company determined that a full valuation allowance was required on the net definite-lived deferred tax asset balance. The Company’s valuation allowance was $338 million and $118 million at December 31, 2011 and 2010, respectively.

The Company’s effective income tax rate differs from the U.S. federal statutory rate as follows:

	For the Year Ended December 31,
	2011	2010	2009
Federal statutory rate	35%	35%	35%
State and local income taxes, net of federal tax benefits	1	(6)	6
Net impact of IRS settlement	—	303	—
Foreign rate differential	(2)	14	—
Permanent differences	1	—	—
Net change in valuation allowance	(43)	23	(23)
Other	—	—	(2)
	(8%)	369%	16%
The 2011 change in valuation allowance reflects a full valuation allowance on tax benefits generated from current period operations and the impact of indefinite-lived intangible assets.
The majority of the rate differential for the year ended December 31, 2010 reflects the impact of our former parent company's IRS examination settlement. The settlement resulted in nontaxable book income related to the reversal of a portion of our legacy reserves as well as a reduction of certain deferred tax assets. The net tax impact of the IRS settlement reflects the federal and state tax impact of the reduction of deferred tax assets, net of valuation allowance ($109 million). The 2010 change in valuation allowance reflects the balance of the federal and state tax impact of current operations (loss for tax purposes) offset by a tax provision for the increase in deferred tax liabilities associated with indefinite-lived intangible assets.
The 2009 change in valuation allowance reflects a reduction to the previously recorded valuation allowance, partially offset by a full valuation allowance on tax benefits generated from current period operations and the impact of indefinite-lived intangible assets.
The Company is subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for positions taken on its tax returns. The liabilities that have been recorded represent the best estimates of the probable loss on certain positions and are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. However, the outcome of tax audits are inherently uncertain.
Tax Sharing Agreement
Under the Tax Sharing Agreement with Cendant, Wyndham Worldwide and Travelport, the Company is generally responsible for 62.5% of payments made to settle claims with respect to tax periods ending on or prior to December 31, 2006 that relate to income taxes imposed on Cendant and certain of its subsidiaries, the operations (or former operations) of which were determined by Cendant not to relate specifically to the respective businesses of Realogy, Wyndham Worldwide, Avis Budget or Travelport. On July 15, 2010, Cendant and the IRS agreed to settle the previously disclosed IRS examination of Cendant’s taxable years 2003 through 2006. Pursuant to the IRS settlement, Tax Sharing Agreement and a letter agreement executed with Wyndham, Realogy in 2010 paid $58 million, including interest, to reimburse Cendant for a portion of the amount payable by Cendant to the IRS and Wyndham for certain tax credits used under the IRS settlement. With respect to any remaining residual legacy Cendant tax liabilities which remain after the IRS settlement, the Company and its former parent believe there is appropriate support for the positions taken on Cendant’s tax returns. However, tax audits and any related litigation, including disputes or litigation on the allocation of tax liabilities between parties under the Tax Sharing Agreement, could result in outcomes for the Company that are different from those reflected in the Company’s historical financial statements.
Accounting for Uncertainty in Income Taxes
The Company utilizes the FASB guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company reflects changes in its liability for unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. As of December 31, 2011, the Company’s gross liability for unrecognized tax benefits was $42 million, of which $31 million would affect the Company’s effective tax rate, if recognized. The Company does not expect that its unrecognized tax benefits will significantly change over the next 12 months.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expenses, respectively. The Company recognized interest expense of $5 million and penalties of $1 million for the year ended December 31, 2011, a reduction of interest expense of $1 million for the year ended December 31, 2010 and interest expense of $2 million for the year ended December 31, 2009.
The rollforward of unrecognized tax benefits are summarized in the table below:

Unrecognized tax benefits—January 1, 2009	$25
Gross decreases—tax positions in prior periods	2
Gross increases—current period tax positions	3
Unrecognized tax benefits—December 31, 2009	$30
Gross increases—tax positions in prior periods	7
Reduction due to lapse of statute of limitations	(3)
Unrecognized tax benefits—December 31, 2010	$34
Gross increases—tax positions in prior periods	8
Gross increases—tax positions in current period	5
Reduction due to lapse of statute of limitations	(5)
Unrecognized tax benefits—December 31, 2011	$42

11.	RESTRUCTURING COSTS
2011 Restructuring Program
During 2011, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities.  The Company incurred restructuring charges of $11 million in 2011. The Company Owned Real Estate Brokerage Services segment recognized $5 million of facility related expenses and $4 million of personnel related expenses. The Relocation Services and Title and Settlement Services segments each recognized $1 million of facility and personnel related expenses. At December 31, 2011 the remaining liability is $3 million.
2010 Restructuring Program
During 2010, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating facilities. The Company recognized $21 million for the year ended December 31, 2010. The Company Owned Real Estate Brokerage Services segment recognized $9 million of facility related expenses, $3 million of personnel related expenses and $1 million of expense related to asset impairments. The Relocation Services segment recognized $2 million of facility related expenses and $1 million of personnel related expenses. The Title and Settlement Services segment recognized $2 million of facility related expenses and $1 million of personnel related expenses. The Corporate and Other segment recognized $2 million of facility related expenses. At December 31, 2011, the remaining liability is $3 million.
 2009 Restructuring Program
During 2009, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating facilities. The Company recognized $74 million of restructuring expense in 2009 and the remaining liability at December 31, 2010 was $21 million. During the year ended December 31, 2011, the Company utilized $9 million of the accrual resulting in a remaining liability of $12 million related to future lease payments.

Prior Restructuring Programs
The Company committed to restructuring activities targeted principally at reducing personnel related costs and consolidating facilities during 2006 through 2008. At December 31, 2010, the remaining liability was $6 million. During the year ended December 31, 2011, the Company utilized $4 million of the remaining accrual resulting in a remaining liability of $2 million related to future lease payments.

12.	STOCK-BASED COMPENSATION
Incentive Equity Awards Granted by Holdings
In April 2007, Holdings adopted the Domus Holdings Corp. 2007 Stock Incentive Plan (the “Plan”) under which non-qualified stock options, rights to purchase shares of common stock, restricted stock and other awards settleable in, or based upon, Holdings common stock may be issued to employees, consultants or directors of Realogy. The stock options and restricted stock granted are either time vesting or performance based awards with an exercise price equal to the grant date fair price of the underlying shares and a contractual term of 10 years. The time vesting options are subject to ratable vesting over the requisite service period. The performance based options are “cliff” vested upon the achievement of certain internal rate of return (“IRR”) targets which are measured based upon distributions made to the stockholders of Holdings. The restricted stock was granted at the grant date fair value and has a three-year requisite service period with one-half “cliff” vesting after 18 months of service and one-half “cliff” vesting at the end of the three-year service period.
During 2011, the Holdings Board granted 0.8 million of time vesting stock options and 0.1 million shares of time vesting restricted stock to senior management employees and an independent director of Realogy, as well as 2.0 million of performance based stock options granted under the Phantom Value Plan (see discussion below).
The fair value of the time vesting options and Phantom Plan options was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions. Expected volatility was based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options were expected to be outstanding. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of the grant, which corresponds to the expected term of the options.
In 2010, Holdings exchanged certain stock options granted to employees for new stock options as described below. Each original option held by eligible employees was exchanged on a one-for-one basis for a new option with different terms. The original options had an exercise price of $10 per share and were 50% time vested and 50% performance based awards. They were exchanged for all time vested new awards. The new options were unvested on the date of grant and vest at a rate of 25% a year over a four-year period, which began on July 1, 2010 with a 10-year contractual term beginning on the date of grant. The exercise price of 30% of the new options issued to the Senior Executives is $5.50 per share and the exercise price of all other new options issued is $0.83 per share, which represented the fair market value of Common Stock of Holdings as determined by its Compensation Committee as of the date of grant of the new options. In November 2010, 10.16 million original options were tendered and exchanged for an equal number of new options and 5.05 million original options held by non-employees that were not eligible to participate in the exchange offer. The exchange resulted in an incremental stock compensation expense of $4 million that is recognized over a four-year vesting period, which began on July 1, 2010. The Company will continue to expense the remaining unrecognized stock compensation expense of $8 million related to the original options over their remaining vesting period. No stock options were granted during 2009. As of December 31, 2011, there were 22.2 million shares of Class A Common Stock reserved for issuance under the Amended and Restated Holdings 2007 Stock Incentive Plan, including approximately 17.9 million shares reserved for issuance upon exercise of outstanding options and approximately 4.3 million shares available for future grant. See Note 20, "Subsequent Events" for additional shares reserved under the Plan.

	2011		2010
	Time Vesting Options	Phantom Plan Options	Time Vesting Options
Weighted average grant date fair value	$0.47	$0.43	$0.37
Expected volatility	55.5%	58.4%	54.6%
Expected term (years)	6.25	4.75	6.25
Risk-free interest rate	2.6%	1.3%	1.5%
Dividend yield	—	—	—

Equity Award Activity
A summary of option and restricted share activity is presented below (number of shares in millions):

	Time-vesting Options	Performance Based Options	Restricted Stock
Outstanding at January 1, 2009	7.96	7.92	0.23
Granted	-	-	-
Exercised	-	-	-
Vested	-	-	-
Forfeited	(0.17)	(0.18)	-
Outstanding at December 31, 2009	7.79	7.74	0.23
Granted/(tendered for exchange)	5.08	(5.08)	-
Exercised	-	-	-
Vested	-	-	(0.23)
Forfeited	(0.14)	(0.14)	-
Outstanding at December 31, 2010	12.73	2.52	—
Granted	0.84	2.03	0.11
Exercised	-	-	-
Vested	-	-	-
Forfeited	(0.23)	-	-
Outstanding at December 31, 2011	13.34	4.55	0.11

	Options Vested	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercisable at December 31, 2011	4.54	4.97	7.5 years	—
As of December 31, 2011, there was approximately $5 million of unrecognized compensation cost related to the time vesting options and restricted stock under the Plan and $6 million of unrecognized compensation cost related to the performance based options. Unrecognized cost for the time vesting options and restricted stock will be recorded in future periods as compensation expense as the awards vest over the next three years with a weighted average period of approximately 1.7 years. The unrecognized cost for the performance based options will be recorded as compensation expense when an IPO or significant capital transaction is probable of occurring. The Company recorded stock-based compensation expense related to the incentive equity awards granted by Holdings of $7 million, $6 million and $7 million for the years ended December 31, 2011, 2010 and 2009, respectively.
Phantom Value Plan
On January 5, 2011, the Board of Directors of Holdings approved the Realogy Corporation Phantom Value Plan (the “Phantom Value Plan”), which is intended to provide certain of Realogy’s executive officers, with an incentive (the “Incentive Awards”) to remain in the service of Realogy, increase interest in the success of Realogy and create the opportunity to receive compensation based upon Realogy’s success. On January 5, 2011, the Board of Directors of the Company made initial grants of Incentive Awards in three series in an aggregate amount of $22 million to certain executive officers of Realogy. Incentive Awards are immediately cancelable and forfeitable in the event of the termination of a participant’s employment for any reason. The Incentive Awards also terminate 10 years following the date of grant.
Cash and Stock Awards under the Phantom Value Plan
Under the Phantom Value Plan, each participant is eligible to receive a payment with respect to an Incentive Award relating to the Convertible Notes that RCIV Holdings (“RCIV”) purchased ($1.3 billion aggregate principal amount) for which RCIV receives cash upon the discharge or third-party sale of not less than $267 million of the aggregate principal amount of the Convertible Notes (the “Plan Notes”) (or on any non-cash consideration into which any series of Plan Notes may have been exchanged or converted). The payment with respect to an Incentive Award would be an amount which bears the same ratio to the dollar amount of the Incentive Award relating to the aggregate amount of cash received by RCIV bears to the aggregate principal amount of Plan Notes held by RCIV on the date of grant of such Incentive Award. In addition, participants may be eligible to receive additional amounts based upon cash received by RCIV pursuant to the terms of any non-cash consideration into which any Plan Notes may have been exchanged or converted. Any cash payments made under the Phantom Value Plan will be recorded as compensation expense when RCIV receives cash upon the discharge or third-party sale of the Convertible Notes.
In the event that a payment is to be made with respect to an Incentive Award in conjunction with or subsequent to a qualified public offering of common stock of Realogy or its direct or indirect parent company, a participant may elect to receive stock in lieu of the cash payment in a number of unrestricted shares of common stock with a fair market value, as determined in good faith by the Compensation Committee, equal to the dollar amount then due on such Incentive Award, plus a number of restricted shares of such common stock with a fair market value, as determined in good faith by the Compensation Committee, equal to the amount then due multiplied by 0.15. The restricted shares of common stock will vest, based on continued employment, on the first anniversary of issuance. Compensation expense for the restricted shares of common stock will be recorded over a one-year vesting period upon issuance, while compensation expense for the unrestricted shares of common stock will be recorded on the issuance date. In addition, Incentive Awards will be subject to acceleration and payment upon a change of control as specified in the Phantom Value Plan.
Stock Option Awards under the Phantom Value Plan
On each date RCIV receive cash interest on the Plan Notes, certain executive officers of Realogy may be granted stock options under the Holdings 2007 Stock Incentive Plan. The aggregate value of stock options granted (determined by the Holdings Board or its Compensation Committee in its sole discretion) is equal to an amount which bears the same ratio to the aggregate dollar amount of the participant’s Incentive Award as the aggregate amount of cash interest received by RCIV on such date bears to the aggregate principal amount of the Plan Notes held by RCIV on the date of grant of the Incentive Award. The stock option grants to Realogy’s CEO were limited to 50% of the foregoing stock option amount until November 2011 when the grants were increased to 100%. Generally, each grant of stock options will have a three year vesting schedule, subject to the participant’s continued employment, and vested stock options will become exercisable one year following a qualified public offering. As such, compensation expense will be recorded after a public offering becomes probable of occurring. The stock options have a term of 7.5 years. In April and October 2011, Holdings issued approximately 0.7 million and 1.3 million, respectively, of stock options under the Phantom Value Plan in conjunction with RCIV receiving cash interest on the Plan Notes.
13.    SEPARATION ADJUSTMENTS, TRANSACTIONS WITH FORMER PARENT AND SUBSIDIARIES AND RELATED PARTIES
Transfer of Cendant Corporate Liabilities and Issuance of Guarantees to Cendant and Affiliates
The Company has certain guarantee commitments with Cendant (pursuant to the assumption of certain liabilities and the obligation to indemnify Cendant, Wyndham Worldwide and Travelport for such liabilities) and guarantee commitments related to deferred compensation arrangements with Cendant and Wyndham Worldwide. These guarantee arrangements primarily relate to certain contingent litigation liabilities, contingent tax liabilities, and other corporate liabilities, of which the Company assumed and is generally responsible for 62.5%. Upon separation from Cendant, the liabilities assumed by the Company were comprised of certain Cendant corporate liabilities which were recorded on the historical books of Cendant as well as additional liabilities which were established for guarantees issued at the date of Separation related to certain unresolved contingent matters and certain others that could arise during the guarantee period. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, the Company would be responsible for a portion of the defaulting party or parties’ obligation. To the extent such recorded liabilities are in excess or are not adequate to cover the ultimate payment amounts, such deficiency or excess will be reflected in the results of operations in future periods.
The due to former parent balance was $80 million and $104 million at December 31, 2011 and 2010, respectively. At December 31, 2011, the due to former parent balance was comprised of the Company’s portion of the following: (i) Cendant’s remaining state and foreign contingent tax liabilities, (ii) accrued interest on contingent tax liabilities, (iii) potential liabilities related to Cendant’s terminated or divested businesses, and (iv) potential liabilities related to the residual portion of accruals for Cendant operations.

Transactions with PHH Corporation
In January 2005, Cendant completed the spin-off of its former mortgage, fleet leasing and appraisal businesses in a tax free distribution of 100% of the common stock of PHH to its stockholders. In connection with the spin-off, the Company entered into a venture, PHH Home Loans, with PHH for the purpose of originating and selling mortgage loans primarily sourced through the Company’s real estate brokerage and relocation businesses. The Company owns 49.9% of the venture. In connection with the venture, the Company entered into an agreement with PHH and PHH Home Loans regarding the operation of the venture and a marketing agreement with PHH whereby PHH is the recommended provider of mortgage products and services promoted by the Company to its independently owned and operated franchisees. The Company also entered into a license agreement with PHH whereby PHH Home Loans was granted a license to use certain of the Company’s real estate brand names. The Company also maintains a relocation agreement with PHH whereby PHH outsources its employee relocation function to the Company and the Company subleases office space to PHH Home Loans.
In connection with these agreements, the Company recorded net revenues of $6 million, $6 million and $6 million, for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, the Company recorded equity earnings of $24 million, $28 million and $23 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company received cash dividends from PHH Home Loans of $20 million, $25 million and $8 million during the years ended December 31, 2011, 2010 and 2009, respectively.
The following presents the summarized financial information for PHH Home Loans:

	December 31,
	2011	2010
Balance sheet data:
Total assets	$569	$449
Total liabilities	478	367
Total members’ equity	91	82
	Year Ended December 31,
	2011	2010	2009
Statement of operations data:
Total revenues	$248	$279	$252
Total expenses	199	222	206
Net income	49	57	46
Transactions with Related Parties
On June 26, 2009, the Company entered into a Tax Receivable Prepayment Agreement (the “Prepayment Agreement”) with WEX, pursuant to which WEX simultaneously paid the Company the sum of $51 million, less expenses of approximately $2 million, as prepayment in full of its remaining contingent obligations to the Company under the TRA.
The Company has entered into certain transactions in the normal course of business with entities that are owned by affiliates of Apollo. For the year ended December 31, 2011, 2010 and 2009, the Company has recognized revenue related to these transactions of approximately $2 million, $1 million and $1 million in the aggregate, respectively.

14.	COMMITMENTS AND CONTINGENCIES
Litigation
The Company is involved in claims, legal proceedings and governmental inquiries related to alleged contract disputes, business practices, intellectual property and other commercial, employment, regulatory and tax matters. Examples of such matters include but are not limited to allegations:

•
concerning adverse impacts to franchisees related to purported changes made to the Century 21® system and its marketing fund after the Company acquired it in 1995, which is referred to elsewhere in this report as the “Cooper Litigation”;

•	that the Company is vicariously liable for the acts of franchisees under theories of actual or apparent agency;

•	by former franchisees that franchise agreements were improperly terminated;

•
that residential real estate agents engaged by NRT – in certain states – are potentially common law employees instead of independent contractors, and therefore may bring claims against NRT for breach of contract, wrongful discharge and negligent supervision and obtain benefits available to employees under various state statutes;

•
concerning claims for alleged RESPA or state law violations including but not limited to claims relating to administrative fees or commissions that include both a fixed fee and percentage payment as well as the validity of sales associates indemnification and administrative fees;

•
concerning claims generally against the company-owned brokerage operations for negligence or breach of fiduciary duty in connection with the performance of real estate brokerage or other professional services; and

•	concerning claims generally against the title company contending that, as the escrow company, the company knew or should have known that a transaction was fraudulent.
Real Estate Business Litigation
Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation (N.J. Super. Ct. L. Div., Morris County, New Jersey). In 2002, Frank K. Cooper Real Estate #1, Inc. filed a putative class action against Cendant and Cendant’s subsidiary, Century 21 Real Estate Corporation (“Century 21”). The complaint alleges breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, breach of the implied duty of good faith and fair dealing, violation of the New Jersey Consumer Fraud Act and breach of certain express and implied fiduciary duties. The complaint alleges, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages and otherwise improperly charged expenses to marketing funds. The complaint seeks unspecified compensatory and punitive damages, injunctive relief, interest, attorney’s fees and costs. The New Jersey Consumer Fraud Act, if applicable, provides for treble damages, attorney’s fees and costs as remedies for violation of the Act. On August 17, 2010, the court granted plaintiffs’ renewed motion to certify a class. The certified class includes Century 21 franchisees at any time between August 1, 1995 and April 17, 2002 whose franchise agreements contain New Jersey choice of law and venue provisions and who have not executed releases releasing the claim (unless the release was a provision of a franchise renewal agreement). A case management order entered on November 29, 2010 established, among other things, a trial date of April 16, 2012. All expert reports have been produced and expert depositions have commenced.
As of January 24, 2012, Realogy entered into a memorandum of understanding memorializing the principal terms of a proposed settlement of this action.  The structure of the proposed settlement involves both monetary and non-monetary consideration as well as contributions from insurance carriers.  The non-monetary consideration includes but is not limited to waivers and modifications of certain fees and payments of incentive fees.  On February 16, 2012, the parties executed a Stipulation of Settlement finalizing the terms of the settlement reflected in the memorandum of understanding.  The Stipulation of Settlement and related settlement documents were submitted to the Court on February 17th by the plaintiffs to obtain preliminary approval.  The court granted preliminary approval on February 22nd.  Notice of the settlement will go to the class in the next 30 days.  A fairness hearing will be held on June 4, 2012 when the court will determine whether to grant final approval of the settlement.  Realogy has reserved for funding that would be required beyond carrier contributions and that amount is reflected in our financial results for the year ended December 31, 2011.
This class action involves substantial, complex litigation. Class action litigation is inherently unpredictable and subject to significant uncertainties. If the proposed settlement is not finalized and approved by the court, the resolution of this litigation could result in substantial losses and there can be no assurance that such resolution will not have a material adverse effect on our results of operations, financial condition or liquidity.
Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al. (case formerly known as Joint Equity Committee of Investors of Real Estate Partners, Inc. v. Coldwell Banker Real Estate Corp., et al.).  The case, pending in the United States District Court for the Central District of California, arises from the relationship of several of our subsidiaries with a former Coldwell Banker Commercial franchise, whose affiliated entity allegedly utilized the Coldwell Banker Commercial name in the offer and sale of securities during the period in which it was a franchisee and for a period of time after the franchise agreement was terminated.  In a SEC civil proceeding asserting violations of various securities laws, by stipulated judgment dated September 2, 2009, a shareholder of the franchisee, Real Estate Partners, Inc. ("REP"), and REP's affiliated entities were ordered to disgorge approximately $53 million in funds raised from investors.  REP filed for Chapter 11 bankruptcy protection in 2007.  The complaint, initially filed in April 2010 and subsequently amended twice, most recently in March 2011, alleges, among other things, that our subsidiaries Coldwell Banker Real Estate Corporation and Coldwell Banker Real

Estate LLC, engaged in negligence and fraud as they knew or should have known that REP and the Coldwell Banker Commercial franchisee were using the marks in connection with the promotion of securities but that the Coldwell Banker subsidiaries failed to act to stop that use. The second amended complaint is a putative class action brought on behalf of REP investors. On September 8, 2011, the court denied the Coldwell Banker subsidiaries' motion to dismiss on the second amended complaint. On August 22, 2011, plaintiffs filed their motion to certify a class.  Oral argument on the motion to certify the class is scheduled for March 5, 2012 and a decision is expected shortly after oral argument. Trial is currently scheduled for August 2012.
Realogy Corporation v. Triomphe Partners and Triomphe Immobilien (AAA/District New York).  On August 15, 2011, the United States District Court of the Southern District of New York denied Triomphe’s appeal of an August 4, 2010 arbitration decision in this matter.  As previously disclosed, the arbitrators found that Realogy properly terminated the franchise contracts of a former master franchisor of the Coldwell Banker brand for 28 countries, in Eastern and Western Europe, for failing to meet minimum office requirements but denied Realogy’s monetary claim.  All of the former master franchisee’s counterclaims were denied.
Cendant Corporate Litigation
Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Realogy, Wyndham Worldwide and Travelport, each of Realogy, Wyndham Worldwide and Travelport have assumed certain contingent and other corporate liabilities (and related costs and expenses), which are primarily related to each of their respective businesses. In addition, Realogy has assumed 62.5% and Wyndham Worldwide has assumed 37.5% of certain contingent and other corporate liabilities (and related costs and expenses) of Cendant or its subsidiaries, which are not primarily related to any of the respective businesses of Realogy, Wyndham Worldwide, Travelport and/or Cendant’s vehicle rental operations, in each case incurred or allegedly incurred on or prior to the date of the separation of Travelport from Cendant.
***
The Company believes that it has adequately accrued for legal matters as appropriate. The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), the Company has determined that it does not have material exposure, or it is unable to develop a range of reasonably possible losses.
Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. In addition, class action lawsuits can be costly to defend and, depending on the class size and claims, could be costly to settle. Lastly, there may be greater risk of unfavorable resolutions in the current economic environment due to various factors including the absence of other defendants (due to business failures) that may be the real cause of the liability and greater negative sentiment toward corporate defendants.  As such, the Company could incur judgments or enter into settlements of claims with liability that are materially in excess of amounts accrued and these settlements could have a material adverse effect on the Company’s financial condition, results of operations or cash flows in any particular period.
Tax Matters
The Company is subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for positions taken on its tax returns. The liabilities that have been recorded represent the best estimates of the probable loss on certain positions and are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. However, the outcome of tax audits are inherently uncertain.
Under the Tax Sharing Agreement with Cendant, Wyndham Worldwide and Travelport, the Company is generally responsible for 62.5% of payments made to settle claims with respect to tax periods ending on or prior to December 31, 2006 that relate to income taxes imposed on Cendant and certain of its subsidiaries, the operations (or former operations) of which were determined by Cendant not to relate specifically to the respective businesses of Realogy, Wyndham Worldwide, Avis Budget or Travelport. On July 15, 2010, Cendant and the IRS agreed to settle the previously disclosed IRS examination of Cendant’s taxable years 2003 through 2006. Pursuant to the IRS settlement, Tax Sharing Agreement and a letter agreement executed with Wyndham, Realogy in 2010 paid $58 million, including interest, to reimburse Cendant for a portion of the amount payable by Cendant to the IRS and Wyndham for certain tax credits used under the IRS settlement.
With respect to any remaining residual legacy Cendant tax liabilities which remain after the IRS settlement, the Company and its former parent believe there is appropriate support for the positions taken on Cendant’s tax returns. However, tax audits and any related litigation, including disputes or litigation on the allocation of tax liabilities between parties under the Tax Sharing Agreement, could result in outcomes for the Company that are different from those reflected in the Company’s historical financial statements.
Contingent Liability Letter of Credit
In April 2007, the Company established a standby irrevocable letter of credit for the benefit of Avis Budget Group in accordance with the Separation and Distribution Agreement. The synthetic letter of credit was utilized to support the Company’s payment obligations with respect to its share of Cendant contingent and other corporate liabilities. The stated amount of the standby irrevocable letter of credit is subject to periodic adjustment to reflect the then current estimate of Cendant contingent and other liabilities. In 2010, the Company entered into agreements with Avis Budget Group and Wyndham to reduce the letter of credit from $446 million to $123 million primarily due to Cendant’s IRS tax settlement for the taxable years 2003 through 2006 and other liability adjustments. In 2011, Realogy further reduced the letter of credit to $70 million. The standby irrevocable letter of credit will be terminated if (i) the Company’s senior unsecured credit rating is raised to BB by Standard and Poor’s or Ba2 by Moody’s or (ii) the aggregate value of the former parent contingent liabilities falls below $30 million.
Apollo Management Fee Agreement
In connection with the Merger, Apollo entered into a management fee agreement with the Company which allows Apollo and its affiliates to provide certain management consulting services to the Company through the end of 2016 (subject to possible extension). The Company pays Apollo an annual management fee for this service up to the sum of the greater of $15 million or 2.0% of the Company’s annual Adjusted EBITDA for the immediately preceding year, plus out-of-pocket costs and expenses in connection therewith. At December 31, 2011, the Company had $30 million accrued for the payment of Apollo management fees.
In addition, in the absence of an express agreement to the contrary, at the closing of any merger, acquisition, financing and similar transaction with a related transaction or enterprise value equal to or greater than $200 million, Apollo will receive a fee equal to 1% of the aggregate transaction or enterprise value paid to or provided by such entity or its stockholders (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). Apollo waived any fees payable to it pursuant to the management fee agreement in connection with the 2011 Refinancing Transactions and 2012 Senior Secured Notes Offering. The Company has agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the management fee agreement.
Escrow and Trust Deposits
As a service to the Company’s customers, it administers escrow and trust deposits which represent undisbursed amounts received for settlements of real estate transactions. With the passage of the Dodd-Frank Act in July 2010, deposits at FDIC-insured institutions are permanently insured up to $250 thousand. In addition, the Dodd-Frank Act temporarily provides unlimited coverage for non-interest-bearing transaction accounts from December 31, 2010 through December 31, 2012. These escrow and trust deposits totaled approximately $272 million and $190 million at December 31, 2011 and 2010, respectively. These escrow and trust deposits are not assets of the Company and, therefore, are excluded from the accompanying Consolidated Balance Sheets. However, the Company remains contingently liable for the disposition of these deposits.

Leases
The Company is committed to making rental payments under noncancelable operating leases covering various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2011 are as follows:

Year	Amount
2012	$136
2013	98
2014	66
2015	46
2016	24
Thereafter	119
$489
Capital lease obligations were $12 million, net of $1 million of imputed interest, at December 31, 2011 and $12 million, net of $2 million of imputed interest, at December 31, 2010.
The Company incurred rent expense as follows:

	For the Year Ended December 31,
	2011	2010	2009
Gross rent expense	$173	$181	$195
Less: Sublease rent income	—	(3)	(3)
Net rent expense	$173	$178	$192
Purchase Commitments and Minimum Licensing Fees
In the normal course of business, the Company makes various commitments to purchase goods or services from specific suppliers, including those related to capital expenditures. The purchase commitments made by the Company as of December 31, 2011 are approximately $80 million.
The Company is required to pay a minimum licensing fee to Sotheby’s which began in 2009 and continues through 2054. The annual minimum licensing fee is approximately $2 million per year. The Company is also required to pay a minimum licensing fee to Meredith Corporation for the licensing of the Better Homes and Gardens Real Estate brand. The annual minimum licensing fee began in 2009 at $0.5 million and will increase to $4 million by 2014 and generally remains the same thereafter.
Future minimum payments for these purchase commitments and minimum licensing fees as of December 31, 2011 are as follows:

Year	Amount
2012	$48
2013	22
2014	11
2015	10
2016	9
Thereafter	253
$353
Standard Guarantees/Indemnifications
In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing: (i) purchases, sales or outsourcing of assets or businesses, (ii) leases of real estate, (iii) licensing of trademarks, (iv) use of derivatives, and (v) issuances of debt securities. The guarantees or indemnifications issued are for the benefit of the: (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords in lease contracts, (iii) franchisees in licensing agreements, (iv) financial institutions in derivative contracts, and (v) underwriters in debt security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.
Other Guarantees/Indemnifications
In the normal course of business, the Company coordinates numerous events for its franchisees and thus reserves a number of venues with certain minimum guarantees, such as room rentals at hotels local to the conference center. However, such room rentals are paid by each individual franchisee. If the franchisees do not meet the minimum guarantees, the Company is obligated to fulfill the minimum guaranteed fees. Such guarantees in effect at December 31, 2011 extend into 2013 and the maximum potential amount of future payments that the Company may be required to make under such guarantees is approximately $2 million. The Company would only be required to pay this maximum amount if none of the franchisees conducted their planned events at the reserved venues. Historically, the Company has not been required to make material payments under these guarantees.
Insurance and Self-Insurance
At December 31, 2011 and 2010, the Consolidated Balance Sheets include approximately $39 million and $61 million, respectively, of liabilities relating to: (i) self-insured risks for errors and omissions and other legal matters incurred in the ordinary course of business within the Company Owned Real Estate Brokerage Services segment, (ii) vacant dwellings and household goods in transit within the Relocation Services segment, and (iii) premium and claim reserves for the Company’s title underwriting business. The Company may also be subject to legal claims arising from the handling of escrow transactions and closings. The Company’s subsidiary, NRT, carries errors and omissions insurance for errors made during the real estate settlement process of $15 million in the aggregate, subject to a deductible of $1 million per occurrence. In addition, the Company carries an additional errors and omissions insurance policy for Realogy Corporation and its subsidiaries for errors made for real estate related services up to $35 million in the aggregate, subject to a deductible of $2.5 million per occurrence. This policy also provides excess coverage to NRT creating an aggregate limit of $50 million, subject to the NRT deductible of $1 million per occurrence.
The Company issues title insurance policies which provide coverage for real property mortgage lenders and buyers of real property. When acting as a title agent issuing a policy on behalf of an underwriter, the Company’s insurance risk is limited to the first $5,000 of claims on any one policy. The title underwriter which the Company acquired in January 2006 typically underwrites title insurance policies of up to $1.5 million. For policies in excess of $1.5 million, the Company typically obtains a reinsurance policy from a national underwriter to reinsure the excess amount.
Fraud, defalcation and misconduct by employees are also risks inherent in the business. The Company is the custodian of cash deposited by customers with specific instructions as to its disbursement from escrow, trust and account servicing files. The Company maintains Fidelity insurance covering the loss or theft of funds of up to $30 million annually in the aggregate, subject to a deductible of $1 million per occurrence.
The Company also maintains self-insurance arrangements relating to health and welfare, workers’ compensation, auto and general liability in addition to other benefits provided to the Company’s employees. The accruals for these self-insurance arrangements totaled approximately $17 million and $17 million at December 31, 2011 and 2010, respectively.

15.    EQUITY (DEFICIT)
On April 10, 2007, Realogy completed the Merger with Apollo. All of Realogy’s issued and outstanding common stock is currently owned by Realogy’s parent, Intermediate, and all of the issued and outstanding common stock of Intermediate is owned by its parent, Holdings. Realogy has 100 shares of common stock authorized and outstanding with a par value of $0.01 per share. In addition, Realogy has 100 shares of preferred stock authorized with no shares outstanding.
Accumulated Other Comprehensive Loss
The after-tax components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments (1)	Minimum Pension Liability Adjustment	Unrealized Loss on Cash Flow Hedges	Accumulated Other Comprehensive Loss (2)
Balance at January 1, 2009	$(7)	$(16)	$(23)	$(46)
Current period change	7	(1)	8	14
Balance at December 31, 2009	—	(17)	(15)	(32)
Current period change	—	(3)	5	2
Balance at December 31, 2010	—	(20)	(10)	(30)
Current period change	—	(12)	10	(2)
Balance at December 31, 2011	$—	$(32)	$—	$(32)
_______________

(1)
Assets and liabilities of foreign subsidiaries having non-U.S.–dollar functional currencies are translated at exchange rates at the balance sheet dates and equity accounts are translated at historical spot rates. Revenues and expenses are translated at average exchange rates during the periods presented. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in the Consolidated Statement of Operations.

(2)	As of December 31, 2011, the Company does not have any after-tax components of accumulated other comprehensive loss attributable to noncontrolling interests.
Realogy Statements of Equity (Deficit) for the year ended December 31, 2011, December 31, 2010 and December 31, 2009
Total equity (deficit) for Realogy equals that of Holdings, but the components, common stock and additional paid-in capital are different. The table below presents information regarding the balances and changes in common stock and additional paid-in capital of Realogy for each of the three years ended December 31, 2011.

	Realogy Corporation Stockholder’s Equity
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total Equity (Deficit)

	Shares	Amount
Balance at January 1, 2009	—	$—	$2,013	$(2,709)	$(46)	$2	$(740)
Net loss	—	—	—	(262)	—	2	(260)
Other comprehensive income (loss)	—	—	—	—	14	—	14
Stock-based compensation	—	—	7	—	—	—	7
Dividends	—	—	—	—	—	(2)	(2)
Balance at December 31, 2009	—	$—	$2,020	$(2,971)	$(32)	$2	$(981)
Net loss	—	$—	$—	$(99)	$—	$2	$(97)
Other comprehensive income (loss)	—	—	—	—	2	—	2
Stock-based compensation	—	—	6	—	—	—	6
Dividends	—	—	—	—	—	(2)	(2)
Balance at December 31, 2010	—	$—	$2,026	$(3,070)	$(30)	$2	$(1,072)
Net loss	—	$—	$—	$(441)	$—	$2	$(439)
Other comprehensive income (loss)	—	—	—	—	(2)	—	(2)
Stock-based compensation	—	—	7	—	—	—	7
Dividends	—	—	—	—	—	(2)	(2)
Balance at December 31, 2011	—	$—	$2,033	$(3,511)	$(32)	$2	$(1,508)

Earnings (loss) per share attributable to Holdings
Basic earnings per share is computed based upon weighted-average shares outstanding during the period. Dilutive earnings per share is computed consistently with the basic computation while giving effect to all dilutive potential common shares and common share equivalents that were outstanding during the period. Holdings uses the treasury stock method to reflect the potential dilutive effect of unvested stock awards and unexercised options.
The Company was in a net loss position for each of the three years ended December 31, 2011, 2010 and 2009, and therefore the impact of stock options and restricted stock were excluded from the computation of dilutive earnings (loss) per share because they were anti-dilutive. The number of stock options excluded from the computation was 17.9 million, 15.3 million and 15.5 million shares for the three years ended December 31, 2011, 2010, and 2009, respectively. The number of restricted stock shares excluded from the computation were 0.1 million, none and 0.2 million shares for the three years ended December 31, 2011, 2010, and 2009, respectively.
Amended and Restated Certificate of Incorporation
On January 5, 2011, in connection with the consummation of the Debt Exchange Offering, Holdings amended and restated its certificate of incorporation. Under its amended and restated certificate of incorporation, Holdings has the authority to issue up to 4,500,000,000 shares, of which Holdings has the authority to issue 4,200,000,000 shares of Class A Common Stock, $0.01 par value (the “Class A Common Stock”), 250,000,000 shares of Class B Common Stock, $0.01 par value and 50,000,000 shares of Preferred Stock, $0.01 par value. Pursuant to Holdings’ amended and restated certificate of incorporation, the outstanding shares of common stock of Holdings were reclassified on a share-for-share basis into shares of Class B Common Stock, the voting of which is controlled by Apollo.
The Convertible Notes are convertible to shares of Class A Common Stock upon conversion. Each share of Class A Common Stock has one vote per share, and each share of Class B Common Stock has five votes per share. The Class B Common Stock will automatically convert into Class A Common Stock on a share-for-share basis once (i) Apollo converts all of the Convertible Notes it received in the Debt Exchange Offering into shares of Class A Common Stock or (ii) upon a Qualified Public Offering, provided that such conversion would not result in a change of control of Realogy under the senior secured credit facility or any of Realogy’s other debt arrangements.
16.    RISK MANAGEMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

RISK	MANAGEMENT
The following is a description of the Company’s risk management policies.
Interest Rate Risk
At December 31, 2011, the Company had total long-term debt of $7,150 million, excluding $327 million of securitization obligations. Of the $7,150 million of long-term debt, the Company has $2,759 million of variable interest rate debt primarily based on LIBOR. Although we have entered into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility for a portion of our variable rate borrowings, such interest rate swaps do not eliminate interest rate volatility for all of our variable rate indebtedness at December 31, 2011. The remaining variable interest rate debt is subject to market rate risk as our interest payments will fluctuate as a result of market changes.
At December 31, 2011, the fair value of the Company’s long-term debt, excluding securitization obligations, approximated $5,690 million, which was determined based on quoted market prices. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount that could be realized in a current market exchange.
In the normal course of business, the Company borrows funds under its securitization facilities and utilizes such funds to generate assets on which it generally earns interest income. The Company does not believe it is exposed to significant interest rate risk in connection with these activities as the rate it incurs on such borrowings and the rate it earns on such assets are generally based on similar variable indices, thereby providing a natural hedge.

Credit Risk and Exposure
The Company is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and by requiring collateral in instances in which financing is provided. The Company mitigates counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties.
As of December 31, 2011, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties. The Company actively monitors the credit risk associated with the Company’s receivables.
Market Risk Exposure
The Company Owned Real Estate Brokerage Services segment, NRT, owns real estate brokerage offices located in and around large metropolitan areas in the U.S. NRT has more offices and realizes more of its revenues in California, Florida and the New York metropolitan area than any other regions of the country. For the year ended December 31, 2011, NRT generated approximately 28% of its revenues from California, 25% from the New York metropolitan area and 11% from Florida. For the year ended December 31, 2010, NRT generated approximately 27% of its revenues from California, 26% from the New York metropolitan area and 10% from Florida. For the year ended December 31, 2009, NRT generated approximately 27% of its revenues from California, 23% from the New York metropolitan area and 11% from Florida.
Derivative Instruments
The Company uses foreign currency forward contracts largely to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables and payables.  The Company primarily manages its foreign currency exposure to the Swiss Franc, Canadian Dollar, British Pound and Euro. The Company has elected not to utilize hedge accounting for these forward contracts; therefore, any change in fair value is recorded in the Consolidated Statements of Operations. However, the fluctuations in the value of these forward contracts generally offset the impact of changes in the value of the underlying risk that they are intended to economically hedge. As of December 31, 2011, the Company had outstanding foreign currency forward contracts with a fair value of less than $1 million and a notional value of $15 million. As of December 31, 2010, the Company had outstanding foreign currency forward contracts with a fair value of less than $1 million and a notional value of $18 million.
The Company also enters into interest rate swaps to manage its exposure to changes in interest rates associated with its variable rate borrowings. The Company has three interest rate swaps with an aggregate notional value of $650 million to hedge the variability in cash flows resulting from the term loan facility. One swap, with a notional value of $225 million, expires in July 2012, the second swap, with a notional value of $200 million, expires in December 2012 and the third swap, with a notional value of $225 million, commences in July 2012 and expires in October 2016. The Company is utilizing pay fixed interest swaps (in exchange for floating LIBOR rate based payments) to perform this hedging strategy.
At December 31, 2010, $425 million of the derivatives were being accounted for as cash flow hedges in accordance with the FASB’s derivative and hedging guidance and the unfavorable fair market value of the swaps was recorded within Accumulated Other Comprehensive Income/(Loss) (“AOCI”). Following the completion of the 2011 Refinancing Transactions, the Company was not able to maintain hedge effectiveness in accordance with the accounting guidance. As a result, the interest rate swaps were de-designated as cash flow hedging instruments and the fair value of $17 million was reclassified from AOCI and recognized in interest expense in the Consolidated Statements of Operations during the first quarter of 2011.
The fair value of derivative instruments was as follows:

Liability Derivatives		December 31, 2011 Fair Value	December 31, 2010 Fair Value
Designated as Hedging Instruments	Balance Sheet Location
Interest rate swap contracts	Other non-current liabilities	$—	$17
Not Designated as Hedging Instruments
Interest rate swap contracts	Other current liabilities	$7	$—
	Other non-current liabilities	10	—
		$17	$—

The effect of derivative instruments on earnings is as follows:

	Gain or (Loss) Recognized in Other Comprehensive Income		Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain or (Loss) Reclassified from AOCI into Income
Derivatives in Cash Flow Hedge Relationships	Year Ended December 31, 2011	Year Ended December 31, 2010		Year Ended December 31, 2011	Year Ended December 31, 2010
Interest rate swap contracts	$—	$8	Interest expense	$(17)	$(19)

Derivative Instruments Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income for Derivative Instruments	Gain or (Loss) Recognized in Income on Derivative
		Year Ended December 31, 2011	Year Ended, December 31, 2010
Interest rate swap contracts	Interest expense	$(7)	$—
Foreign exchange contracts	Operating expense	—	$(1)
Financial Instruments
The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level Input:	Input Definitions:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
The availability of observable inputs can vary from asset to asset and is affected by a wide variety of factors, including, for example, the type of asset, whether the asset is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level III. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The fair value of financial instruments is generally determined by reference to quoted market values. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The fair value of interest rate swaps is determined based upon a discounted cash flow approach that incorporates counterparty and performance risk and therefore is categorized in Level III.
The following table summarizes fair value measurements by level at December 31, 2011 for assets/liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivatives
Interest rate swaps (included in other current and non-current liabilities)	$—	$—	$17	$17
Deferred compensation plan assets (included in other non-current assets)	$1	$—	$—	$1

The following table summarizes fair value measurements by level at December 31, 2010 for assets/liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivatives
Interest rate swaps (included in other current and non-current liabilities)	$—	$—	$17	$17
Deferred compensation plan assets (included in other non-current assets)	$1	$—	$—	$1
The following table presents changes in Level III financial liabilities measured at fair value on a recurring basis:

Fair value at January 1, 2010	$25
Changes reflected in other comprehensive loss	(8)
Fair value at December 31, 2010	17
Changes reflected in other comprehensive loss	—
Fair value at December 31, 2011	$17
The following table summarizes the carrying amount of the Company’s indebtedness compared to the estimated fair value, primarily determined by quoted market values, at:

	December 31, 2011		December 31, 2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Debt
Senior Secured Credit Facility:
Non-extended revolving credit facility	$78	$78	$—	$—
Extended revolving credit facility	97	97	—	—
Non-extended term loan facility	629	590	3,059	2,903
Extended term loan facility	1,822	1,630	—	—
First and a Half Lien Notes	700	606	—	—
Second Lien Loans	650	655	650	720
Other bank indebtedness	133	133	163	163
Existing Notes:
10.50% Senior Notes	64	56	1,688	1,656
11.00%/11.75% Senior Toggle Notes	52	43	468	449
12.375% Senior Subordinated Notes	187	144	864	806
Extended Maturity Notes:
11.50% Senior Notes	489	367	—	—
12.00% Senior Notes	129	95	—	—
13.375% Senior Subordinated Notes	10	7	—	—
11.00% Convertible Notes	2,110	1,189	—	—
Securitization obligations	327	327	331	331

17.	SEGMENT INFORMATION
The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and EBITDA, which is defined as net income (loss) before depreciation and amortization, interest (income) expense, net (other than Relocation Services interest for secured assets and obligations) and income taxes, each of which is presented in the Company’s Consolidated Statements of Operations. The Company’s presentation of EBITDA may not be comparable to similar measures used by other companies.

	Revenues (a) (b)
	For the Year Ended December 31,
	2011	2010	2009
Real Estate Franchise Services	$557	$560	$538
Company Owned Real Estate Brokerage Services	2,970	3,016	2,959
Relocation Services	423	405	320
Title and Settlement Services	359	325	328
Corporate and Other (c)	(216)	(216)	(213)
Total Company	$4,093	$4,090	$3,932
_______________

(a)
Transactions between segments are eliminated in consolidation. Revenues for the Real Estate Franchise Services segment include intercompany royalties and marketing fees paid by the Company Owned Real Estate Brokerage Services segment of $216 million for the year ended December 31, 2011, $216 million for the year ended December 31, 2010 and $213 million for the year ended December 31, 2009. Such amounts are eliminated through the Corporate and Other line.

(b)
Revenues for the Relocation Services segment include intercompany referral and relocation fees paid by the Company Owned Real Estate Brokerage Services segment of $37 million for the year ended December 31, 2011, $37 million for the year ended December 31, 2010 and $34 million for the year ended December 31, 2009. Such amounts are recorded as contra-revenues by the Company Owned Real Estate Brokerage Services segment. There are no other material inter-segment transactions.

(c)	Includes the elimination of transactions between segments.

	EBITDA (a) (b) (c)
	For the Year Ended December 31,
	2011	2010	2009
Real Estate Franchise Services	$320	$352	$323
Company Owned Real Estate Brokerage Services	56	80	6
Relocation Services	115	109	122
Title and Settlement Services	29	25	20
Corporate and Other (c)	(77)	269	(6)
Total Company	$443	$835	$465
______________

(a)
Includes $11 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $15 million of former parent legacy items for the year ended December 31, 2011. Includes $21 million of restructuring costs and $1 million of merger costs, offset by a net benefit of $323 million of former parent legacy items primarily as a result of tax and other liability adjustments for the year ended December 31, 2010. Includes $70 million of restructuring costs and $1 million of merger costs offset by a benefit of $34 million of former parent legacy items (comprised of a benefit of $55 million recorded at Cartus related to WEX partially offset by $21 million of expenses recorded at Corporate) for the year ended December 31, 2009.

(b)	2011 EBITDA includes a loss on the early extinguishment of debt of $36 million and 2009 EBITDA includes a gain on the early extinguishment of debt of $75 million.

(c)	Includes the elimination of transactions between segments.
Provided below is a reconciliation of EBITDA to Net loss attributable to Holdings and Realogy:

	For the Year Ended December 31,
	2011	2010	2009
EBITDA	$443	$835	$465
Less:
Depreciation and amortization	186	197	194
Interest expense/(income), net	666	604	583
Income (loss) before income taxes	(409)	34	(312)
Income tax expense (benefit)	32	133	(50)
Net loss attributable to Holdings and Realogy	$(441)	$(99)	$(262)

Depreciation and Amortization

	For the Year Ended December 31,
	2011	2010	2009
Real Estate Franchise Services	$77	$78	$78
Company Owned Real Estate Brokerage Services	41	44	56
Relocation Services	47	50	34
Title and Settlement Services	12	17	18
Corporate and Other	9	8	8
Total Company	$186	$197	$194
Segment Assets

	As of December 31,
	2011	2010
Real Estate Franchise Services	$5,190	$5,262
Company Owned Real Estate Brokerage Services	840	874
Relocation Services	1,369	1,404
Title and Settlement Services	290	277
Corporate and Other	121	212
Total Company	$7,810	$8,029
Capital Expenditures

	For the Year Ended December 31,
	2011	2010	2009
Real Estate Franchise Services	$7	$6	$6
Company Owned Real Estate Brokerage Services	22	22	17
Relocation Services	7	8	7
Title and Settlement Services	8	6	6
Corporate and Other	5	7	4
Total Company	$49	$49	$40
The geographic segment information provided below is classified based on the geographic location of the Company’s subsidiaries.

	United States	All Other Countries	Total
On or for the year ended December 31, 2011
Net revenues	$3,968	$125	$4,093
Total assets	7,706	104	7,810
Net property and equipment	164	1	165
On or for the year ended December 31, 2010
Net revenues	$3,990	$100	$4,090
Total assets	7,923	106	8,029
Net property and equipment	185	1	186
On or for the year ended December 31, 2009
Net revenues	$3,838	$94	$3,932
Total assets	7,978	63	8,041
Net property and equipment	210	1	211

18.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Provided below is selected unaudited quarterly financial data for 2011 and 2010.

	2011
	First	Second	Third	Fourth
Net revenues
Real Estate Franchise Services	$118	$160	$151	$128
Company Owned Real Estate Brokerage Services	587	884	841	658
Relocation Services	87	110	126	100
Title and Settlement Services	83	90	95	91
Other (a)	(44)	(65)	(58)	(49)
	$831	$1,179	$1,155	$928
Loss before income taxes, equity in earnings and noncontrolling interests (b)
Real Estate Franchise Services	$42	$78	$74	$50
Company Owned Real Estate Brokerage Services	(47)	34	24	(23)
Relocation Services	(2)	21	39	11
Title and Settlement Services	(1)	9	6	4
Other	(228)	(166)	(171)	(187)
	$(236)	$(24)	$(28)	$(145)

Net loss attributable to Holdings and Realogy	$(237)	$(22)	$(28)	$(154)
Loss per share attributable to Holdings (c):
Basic loss per share:	$(1.18)	$(0.11)	$(0.14)	$(0.77)
Diluted loss per share:	$(1.18)	$(0.11)	$(0.14)	$(0.77)
_______________

(a)	Represents the elimination of transactions primarily between the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment.

(b)	The quarterly results include the following:

•	A loss on the early extinguishment of debt of $36 million in the first quarter;

•	Former parent legacy cost (benefit) of $(2) million, $(12) million, $(3) million and $2 million in the first, second, third and fourth quarters, respectively;

•	Restructuring charges of $2 million, $3 million, $3 million and $3 million in the first, second, third and fourth quarters, respectively; and

•	Merger costs of $1 million in the fourth quarter.

(c)
Basic and diluted EPS amounts in each quarter are computed using the weighted-average number of shares outstanding during that quarter, while basic and diluted EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Therefore, the sum of the four quarters’ basic or diluted EPS may not equal the full year basic or diluted EPS.

	2010
	First	Second	Third	Fourth
Net revenues
Real Estate Franchise Services	$122	$173	$138	$127
Company Owned Real Estate Brokerage Services	601	956	762	697
Relocation Services	76	106	122	101
Title and Settlement Services	65	86	84	90
Other (a)	(45)	(68)	(54)	(49)
	$819	$1,253	$1,052	$966
Income (loss) before income taxes, equity in earnings and noncontrolling interests (b)
Real Estate Franchise Services	$46	$103	$71	$55
Company Owned Real Estate Brokerage Services	(47)	64	8	(20)
Relocation Services	(8)	15	38	15
Title and Settlement Services	(10)	8	3	8
Other	(173)	143	(156)	(157)
	$(192)	$333	$(36)	$(99)

Net income (loss) attributable to Holdings and Realogy	$(197)	$222	$(33)	$(91)
Earnings (loss) per share attributable to Holdings (c):
Basic earnings (loss) per share:	$(0.98)	$1.11	$(0.16)	$(0.45)
Diluted earnings (loss) per share:	$(0.98)	$1.11	$(0.16)	$(0.45)
_______________

(a)	Represents the elimination of transactions primarily between the Real Estate Franchise Services segment and the Company Owned Real Estate Brokerage Services segment.

(b)	The quarterly results include the following:

•	Former parent legacy cost (benefit) of $5 million, $(314) million, $(6) million and $(8) million in the first, second, third and fourth quarters, respectively;

•	Restructuring charges of $6 million, $4 million, $2 million and $9 million in the first, second, third and fourth quarters, respectively; and

•	Merger costs of $1 million in the fourth quarter.

(c)
Basic and diluted EPS amounts in each quarter are computed using the weighted-average number of shares outstanding during that quarter, while basic and diluted EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Therefore, the sum of the four quarters’ basic or diluted EPS may not equal the full year basic or diluted EPS. In the second quarter of 2010, the impact of unexercised options and unvested restricted stock were anti-dilutive and, accordingly, no unexercised options or unvested restricted stock were included in the calculation of diluted earnings per share based on the application of the treasury stock method.

19.	GUARANTOR/NON-GUARANTOR SUPPLEMENTAL FINANCIAL INFORMATION
The following consolidating financial information presents the Consolidating Balance Sheets and Consolidating Statements of Operations and Cash Flows for: (i) Domus Holdings Corp. (“Holdings”); (ii) its direct wholly owned subsidiary Domus Intermediate Holdings Corp. (“Intermediate”); (iii) its indirect wholly owned subsidiary, Realogy Corporation (“Realogy”); (iv) the guarantor subsidiaries of Realogy; (v) the non-guarantor subsidiaries of Realogy; (vi) elimination entries necessary to consolidate Holdings, Intermediate, Realogy and the guarantor and non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. The guarantor subsidiaries of Realogy are comprised of 100% owned entities. Guarantor and non-guarantor subsidiaries are 100% owned by Realogy, either directly or indirectly. All guarantees are full and unconditional and joint and several. Non-guarantor entities are comprised of securitization entities, foreign subsidiaries, unconsolidated entities, insurance underwriter subsidiaries and qualified foreign holding corporations. The guarantor and non-guarantor financial information is prepared using the same basis of accounting as the consolidated financial statements except for the investments in consolidated subsidiaries which are accounted for using the equity method.
Consolidating Statement of Operations
Year Ended December 31, 2011
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$2,926	$—	$—	$2,926
Service revenue	—	—	—	494	258	—	752
Franchise fees	—	—	—	256	—	—	256
Other	—	—	—	152	7	—	159
Net revenues	—	—	—	3,828	265	—	4,093
Expenses
Commission and other agent-related costs	—	—	—	1,932	—	—	1,932
Operating	—	—	1	1,072	197	—	1,270
Marketing	—	—	—	183	2	—	185
General and administrative	—	—	55	181	18		254
Former parent legacy costs (benefit), net	—	—	(15)	—	—	—	(15)
Restructuring costs	—	—	—	11	—	—	11
Merger costs	—	—	1	—	—	—	1
Depreciation and amortization	—	—	9	176	1	—	186
Interest expense/(income), net	—	—	655	11	—	—	666
Loss on the early extinguishment of debt	—	—	36	—	—	—	36
Intercompany transactions	—	—	5	(4)	(1)	—	—
Total expenses	—	—	747	3,562	217	—	4,526
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(747)	266	48	—	(433)
Income tax expense (benefit)	—	—	(111)	127	16	—	32
Equity in (earnings) losses of unconsolidated entities	—	—	—	—	(26)	—	(26)
Equity in (earnings) losses of subsidiaries	441	441	(195)	(56)	—	(631)	—
Net income (loss)	(441)	(441)	(441)	195	58	631	(439)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(2)	—	(2)
Net income (loss) attributable to Holdings and Realogy	$(441)	$(441)	$(441)	$195	$56	$631	$(441)

Consolidating Statement of Operations
Year Ended December 31, 2010
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$2,965	$—	$—	$2,965
Service revenue	—	—	—	496	204	—	700
Franchise fees	—	—	—	263	—	—	263
Other	—	—	—	157	5	—	162
Net revenues	—	—	—	3,881	209	—	4,090
Expenses
Commission and other agent-related costs	—	—	—	1,932	—	—	1,932
Operating	—	—	—	1,086	155	—	1,241
Marketing	—	—	—	177	2	—	179
General and administrative	—	—	51	172	15	—	238
Former parent legacy costs (benefit), net	—	—	(323)	—	—	—	(323)
Restructuring costs	—	—	3	18	—	—	21
Merger Costs	—	—	1	—	—	—	1
Depreciation and amortization	—	—	8	187	2	—	197
Interest expense/(income), net	—	—	597	7	—	—	604
Other (income)/expense, net	—	—	(1)	(5)	—	—	(6)
Intercompany transactions	—	—	5	(4)	(1)	—	—
Total expenses	—	—	341	3,570	173	—	4,084
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(341)	311	36	—	6
Income tax expense (benefit)	—	—	(252)	383	2	—	133
Equity in (earnings) losses of unconsolidated entities	—	—	—	—	(30)	—	(30)
Equity in (earnings) losses of subsidiaries	99	99	10	(62)	—	(146)	—
Net income (loss)	(99)	(99)	(99)	(10)	64	146	(97)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(2)	—	(2)
Net income (loss) attributable to Holdings and Realogy	$(99)	$(99)	$(99)	$(10)	$62	$146	$(99)

Consolidating Statement of Operations
Year Ended December 31, 2009
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$2,884	$2	$—	$2,886
Service revenue	—	—	—	436	185	—	621
Franchise fees	—	—	—	273	—	—	273
Other	—	—	—	146	6	—	152
Net revenues	—	—	—	3,739	193	—	3,932
Expenses
Commission and other agent-related costs	—	—	—	1,850	—	—	1,850
Operating	—	—	—	1,135	128	—	1,263
Marketing	—	—	—	159	2	—	161
General and administrative	—	—	49	193	8	—	250
Former parent legacy costs (benefit), net	—	—	21	(55)	—	—	(34)
Restructuring costs	—	—	7	63	—	—	70
Merger Costs	—	—	1	—	—	—	1
Depreciation and amortization	—	—	8	184	2	—	194
Interest expense/(income), net	—	—	580	3	—	—	583
Gain on the extinguishment of debt	—	—	(75)	—	—	—	(75)
Other (income)/expense, net	—	—	2	—	1	—	3
Intercompany transactions	—	—	6	(5)	(1)	—	—
Total expenses	—	—	599	3,527	140	—	4,266
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(599)	212	53	—	(334)
Income tax expense (benefit)	—	—	(173)	97	26	—	(50)
Equity in (earnings) losses of unconsolidated entities	—	—	—	—	(24)	—	(24)
Equity in (earnings) losses of subsidiaries	262	262	(164)	(49)	—	(311)	—
Net income (loss)	(262)	(262)	(262)	164	51	311	(260)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(2)	—	(2)
Net income (loss) attributable to Holdings and Realogy	$(262)	$(262)	$(262)	$164	$49	$311	$(262)

Consolidating Balance Sheet
December 31, 2011
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$2	$80	$67	$(6)	$143
Trade receivables, net	—	—	—	75	45	—	120
Relocation receivables	—	—	—	14	364	—	378
Relocation properties held for sale	—	—	—	11	—	—	11
Deferred income taxes	—	—	14	53	(1)	—	66
Intercompany note receivable	—	—	—	6	19	(25)	—
Other current assets	—	—	8	64	16	—	88
Total current assets	—	—	24	303	510	(31)	806
Property and equipment, net	—	—	17	145	3	—	165
Goodwill	—	—	—	2,614	—	—	2,614
Trademarks	—	—	—	732	—	—	732
Franchise agreements, net	—	—	—	2,842	—	—	2,842
Other intangibles, net	—	—	—	439	—	—	439
Other non-current assets	—	—	68	85	59	—	212
Investment in subsidiaries	(1,508)	(1,508)	8,207	181	—	(5,372)	—
Total assets	$(1,508)	$(1,508)	$8,316	$7,341	$572	$(5,403)	$7,810
LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$22	$158	$10	$(6)	$184
Securitization obligations	—	—	—	—	327	—	327
Intercompany note payable	—	—	—	19	6	(25)	—
Due to former parent	—	—	80	—	—	—	80
Revolving credit facility and current portion of long-term debt	—	—	267	50	8	—	325
Accrued expenses and other current liabilities	—	—	202	282	36	—	520
Intercompany payables	—	—	2,222	(2,203)	(19)	—	—
Total current liabilities	—	—	2,793	(1,694)	368	(31)	1,436
Long-term debt	—	—	6,825	—	—	—	6,825
Deferred income taxes	—	—	(604)	1,494	—	—	890
Other non-current liabilities	—	—	83	61	23	—	167
Intercompany liabilities	—	—	727	(727)	—	—	—
Total liabilities	—	—	9,824	(866)	391	(31)	9,318
Total equity (deficit)	(1,508)	(1,508)	(1,508)	8,207	181	(5,372)	(1,508)
Total liabilities and equity (deficit)	$(1,508)	$(1,508)	$8,316	$7,341	$572	$(5,403)	$7,810

Consolidating Balance Sheet
December 31, 2010
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$69	$74	$51	$(2)	$192
Trade receivables, net	—	—	—	79	35	—	114
Relocation receivables	—	—	—	—	386	—	386
Relocation properties held for sale	—	—	—	21	—	—	21
Deferred income taxes	—	—	15	63	(2)	—	76
Intercompany note receivable	—	—	—	13	19	(32)	—
Other current assets	—	—	9	69	31	—	109
Total current assets	—	—	93	319	520	(34)	898
Property and equipment, net	—	—	21	162	3	—	186
Goodwill	—	—	—	2,611	—	—	2,611
Trademarks	—	—	—	732	—	—	732
Franchise agreements, net	—	—	—	2,909	—	—	2,909
Other intangibles, net	—	—	—	478	—	—	478
Other non-current assets	—	—	80	83	52	—	215
Investment in subsidiaries	(1,072)	(1,072)	8,014	152	—	(6,022)	—
Total assets	$(1,072)	$(1,072)	$8,208	$7,446	$575	$(6,056)	$8,029
LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$25	$168	$12	$(2)	$203
Securitization obligations	—	—	—	—	331	—	331
Intercompany note payable	—	—	—	19	13	(32)	—
Due to former parent	—	—	104	—	—	—	104
Revolving credit facility and current portion of long-term debt	—	—	132	55	7	—	194
Accrued expenses and other current liabilities	—	—	178	316	31	—	525
Intercompany payables	—	—	1,949	(1,962)	13	—	—
Total current liabilities	—	—	2,388	(1,404)	407	(34)	1,357
Long-term debt	—	—	6,698	—	—	—	6,698
Deferred income taxes	—	—	(614)	1,497	—	—	883
Other non-current liabilities	—	—	86	61	16	—	163
Intercompany liabilities	—	—	722	(722)	—	—	—
Total liabilities	—	—	9,280	(568)	423	(34)	9,101
Total equity (deficit)	(1,072)	(1,072)	(1,072)	8,014	152	(6,022)	(1,072)
Total liabilities and equity (deficit)	$(1,072)	$(1,072)	$8,208	$7,446	$575	$(6,056)	$8,029

Consolidating Statement of Cash Flows
Year Ended December 31, 2011
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(666)	$414	$74	$(14)	$(192)
Investing Activities
Property and equipment additions	—	—	(5)	(43)	(1)	—	(49)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(6)	—	—	(6)
Proceeds from (purchase of) certificates of deposit, net	—	—	—	(3)	8	—	5
Change in restricted cash	—	—	1	—	5	—	6
Intercompany note receivable	—	—	—	7	—	(7)	—
Other, net	—	—	—	(5)	—	—	(5)
Net cash provided by (used in) investing activities	—	—	(4)	(50)	12	(7)	(49)
Financing Activities
Net change in revolving credit facilities	—	—	150	(5)	—	—	145
Proceeds from the issuance of First and a Half Lien Notes	—	—	700	—	—	—	700
Proceeds from term loan extensions	—	—	98	—	—	—	98
Repayments of term loan credit facility	—	—	(706)	—	—	—	(706)
Repayment of prior securitization obligations	—	—	—	—	(299)	—	(299)
Proceeds from new securitization obligations	—	—	—	—	295	—	295
Net change in securitization obligations	—	—	—	—	—	—	—
Debt issuance costs	—	—	(34)	—	(1)	—	(35)
Intercompany dividend	—	—	—	—	(10)	10	—
Intercompany note payable	—	—	—	—	(7)	7	—
Intercompany transactions	—	—	392	(343)	(49)	—	—
Other, net	—	—	3	(10)	1	—	(6)
Net cash provided by (used in) financing activities	—	—	603	(358)	(70)	17	192
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	—	—	(67)	6	16	(4)	(49)
Cash and cash equivalents, beginning of period	—	—	69	74	51	(2)	192
Cash and cash equivalents, end of period	$—	$—	$2	$80	$67	$(6)	$143

Consolidating Statement of Cash Flows
Year Ended December 31, 2010
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(638)	$504	$24	$(8)	$(118)
Investing Activities
Property and equipment additions	—	—	(7)	(41)	(1)	—	(49)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(17)	—	—	(17)
Proceeds from sale of assets	—	—	—	5	—	—	5
Purchase of certificates of deposit	—	—	—	—	(9)	—	(9)
Net cash used in investing activities	—	—	(7)	(53)	(10)	—	(70)
Financing Activities
Net change in revolving credit facilities	—	—	100	35	7	—	142
Repayments of term loan credit facility	—	—	(32)	—	—	—	(32)
Net change in securitization obligations	—	—	—	—	27	—	27
Intercompany dividend	—	—	—	—	(11)	11	—
Intercompany transactions	—	—	454	(428)	(26)	—	—
Other, net	—	—	(2)	(8)	(3)	—	(13)
Net cash provided by (used in) financing activities	—	—	520	(401)	(6)	11	124
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	1	—	1
Net increase (decrease) in cash and cash equivalents	—	—	(125)	50	9	3	(63)
Cash and cash equivalents, beginning of period	—	—	194	24	42	(5)	255
Cash and cash equivalents, end of period	$—	$—	$69	$74	$51	$(2)	$192

Consolidating Statement of Cash Flows
Year Ended December 31, 2009
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(583)	$309	$650	$(35)	$341
Investing Activities
Property and equipment additions	—	—	(4)	(36)	—	—	(40)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(5)	—	—	(5)
Change in restricted cash	—	—	—	—	(2)	—	(2)
Intercompany dividend	—	—	—	63	—	(63)	—
Intercompany note receivable	—	—	—	37	—	(37)	—
Net cash provided by (used in) investing activities	—	—	(4)	59	(2)	(100)	(47)
Financing Activities
Net change in revolving credit facilities	—	—	(515)	—	—	—	(515)
Proceeds from issuance of Second Lien Loans	—	—	500	—	—	—	500
Repayments of term loan credit facility	—	—	(32)	—	—	—	(32)
Net change in securitization obligations	—	—	—	—	(410)	—	(410)
Debt issuance costs	—	—	(11)	—	—	—	(11)
Intercompany dividend	—	—	—	—	(96)	96	—
Intercompany note payable	—	—	—	—	(37)	37	—
Intercompany transactions	—	—	463	(364)	(99)	—	—
Other, net	—	—	(2)	(6)	(3)	—	(11)
Net cash provided by (used in) financing activities	—	—	403	(370)	(645)	133	(479)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	3	—	3
Net increase (decrease) in cash and cash equivalents	—	—	(184)	(2)	6	(2)	(182)
Cash and cash equivalents, beginning of period	—	—	378	26	36	(3)	437
Cash and cash equivalents, end of period	$—	$—	$194	$24	$42	$(5)	$255

20.    SUBSEQUENT EVENTS
2012 Senior Secured Notes Offering
On February 2, 2012, Realogy issued $593 million of First Lien Notes with an interest rate of 7.625% and $325 million of New First and a Half Lien Notes with an interest rate of 9.00%, the proceeds of which were used to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. The First Lien Notes and the New First and a Half Lien Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act.
The Company used the proceeds from the offering of approximately $918 million to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.
The First Lien Notes and the New First and a Half Lien Notes are guaranteed on a senior secured basis by Domus Intermediate Holdings Corp., Realogy's parent, and each domestic subsidiary of Realogy that is a guarantor under its senior secured credit facility and certain of its outstanding securities. The First Lien Notes and the New First and a Half Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First Lien Notes and the New First and a Half Lien Notes are secured by substantially the same collateral as Realogy's existing obligations under its senior secured credit facility.  The priority of the collateral liens securing the First Lien Notes is (i) equal to the collateral liens securing Realogy's first lien obligations under its senior secured credit facility and (ii) senior to the collateral liens securing Realogy's other secured obligations that are not secured by a first priority lien, including the First and a Half Lien Notes, and Realogy's second lien obligations under its senior secured credit facility.  The priority of the collateral liens securing the New First and a Half Lien Notes is (i) junior to the collateral liens securing Realogy's first lien obligations under its senior secured credit facility and the First Lien Notes, (ii) equal to the collateral liens securing the Existing First and a Half Lien Notes, and (iii) senior to the collateral liens securing Realogy's second lien obligations under its senior secured credit facility.

Pro forma Indebtedness Table
The debt table below gives effect to the 2012 Senior Secured Notes Offering as if it occurred on December 31, 2011.

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Extended revolving credit facility (1)	(2)	April 2016	363	97	172
Extended term loan facility	(3)	October 2016	1,822	1,822	—
First Lien Notes	7.625%	January 2020	593	593	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
New First and a Half Lien Notes	9.00%	January 2020	325	325	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	133	133	—
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes	11.00%	April 2014	52	52	—
Senior Subordinated Notes (5)	12.375%	April 2015	190	187	—
Extended Maturity Notes:
Senior Notes (6)	11.50%	April 2017	492	489	—
Senior Notes (7)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (8)
Apple Ridge Funding LLC		December 2013	400	296	104
Cartus Financing Limited (9)		Various	62	31	31
			$8,096	$7,688	$307
_______________

(1)
The available capacity under this facility was reduced by $94 million of outstanding letters of credit after taking into consideration the $25 million reduction in letters of credit backed revolving credit borrowings that occurred in January 2012. On February 27, 2012, the Company had $55 million outstanding on the extended revolving credit facility and $81 million of outstanding letters of credit.

(2)
Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, adjusted LIBOR plus 2.25% (or with respect to the extended revolving loans, 3.25%) or ABR plus 1.25% (or with respect to the extended revolving loans, 2.25%) in each case subject to reductions based on the attainment of certain leverage ratios.

(3)
Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.0% (or with respect to the extended term loans, 4.25%) or (b) the higher of the Federal Funds Effective Rate plus 0.5% (or with respect to the extended term loans, 1.75%) and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 2.0% (or with respect to the extended term loans, 3.25%).

(4)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, $75 million due in July 2012, $8 million due in August 2012 and $50 million due in January 2013.

(5)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $3 million.

(6)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.

(7)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.

(8)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.

(9)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.

Additional Shares Reserved for the Stock Incentive Plan
As of February 24, 2012, there were 22.2 million shares of Class A Common Stock reserved for issuance under the Amended and Restated Holdings 2007 Stock Incentive Plan, including approximately 17.9 million shares reserved for issuance upon exercise of outstanding options and approximately 4.3 million shares reserved for future grants under the plan. On February 27, 2012, the Holdings Compensation Committee approved a further amendment and restatement of the plan to increase the number of shares reserved thereunder by approximately 20 million, thereby increasing the total number of shares reserved for issuance to approximately 42.2 million.

Independent Auditors’ Report
Members
PHH Home Loans, L.L.C.
Mt. Laurel, New Jersey
We have audited the accompanying consolidated balance sheets of PHH Home Loans, L.L.C. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PHH Home Loans, L.L.C. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Philadelphia, Pennsylvania
February 22, 2012

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
	2011	2010
ASSETS
Cash and cash equivalents	$52,283	$40,681
Restricted cash	1,553	5
Mortgage loans held for sale	476,168	383,701
Accounts receivable, net of allowance for doubtful accounts of $53 and $54	20,274	14,207
Property, equipment and leasehold improvements, net	1,387	905
Other assets	17,442	9,859
Total assets	$569,107	$449,358

LIABILITIES AND EQUITY
Accounts payable and accrued expenses	$20,500	$19,547
Debt	433,720	304,197
Due to affiliates, net	14,377	38,424
Other liabilities	9,218	4,849
Total liabilities	477,815	367,017
Commitments and contingencies (Note 8)	—	—

MEMBERS' EQUITY
Capital	60,994	78,992
Retained earnings	30,298	3,349
Total members' equity	91,292	82,341
Total liabilities and members' equity	$569,107	$449,358

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2011	2010
Revenues
Fee income	$49,930	$80,812
Gain on mortgage loans, net	195,652	193,859

Interest income	12,437	9,945
Interest expense	(11,635)	(7,060)
Net interest income	802	2,885

Other income	1,472	1,281
Total revenues	247,856	278,837

Expenses
Salaries and related expenses	121,338	140,485
Occupancy and other office expenses	8,692	9,067
Depreciation and amortization	418	419
Allocated expenses (Note 6)	32,856	38,368
Other operating expenses	35,512	33,307
Total expenses	198,816	221,646

Net income	$49,040	$57,191

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(In thousands)

	Capital	(Accumulated
		Deficit)/	Total
		Retained	Members'
		Earnings	Equity
Balance at December 31, 2009	$102,991	$(25,059)	$77,932
Net income	—	57,191	57,191
Return of Capital	(21,712)	—	(21,712)
Dividends	—	(28,783)	(28,783)
Acquisition of PHH Preferred Mortgage (Note 6)	(2,287)	—	(2,287)
Balance at December 31, 2010	78,992	3,349	82,341
Net income	—	49,040	49,040
Return of Capital	(17,852)	—	(17,852)
Dividends	—	(22,147)	(22,147)
Adjustments related to acquisition of PHH Preferred Mortgage
(Note 6)	(146)	56	(90)
Balance at December 31, 2011	$60,994	$30,298	$91,292

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$49,040	$57,191
Adjustments to reconcile Net income to net cash used in operating activities:
Depreciation and amortization	418	419
Origination of mortgage loans held for sale	(8,650,014)	(8,148,039)
Proceeds on sale of and payments from mortgage loans held for sale	8,630,406	7,893,926
Earnings in equity method investment	(374)	(511)
Net unrealized gain on mortgage loans held for sale and related derivatives	(75,793)	(71,345)
Amortization of debt issuance costs	4,232	1,702
Changes in related balance sheet accounts:
Increase in accounts receivable, net	(6,067)	(11,807)
Increase in other assets	(114)	(151)
Increase in accounts payable and accrued expenses	1,047	6,067
(Decrease) increase in other liabilities	(34)	567
Net cash used in operating activities	(47,253)	(271,981)
Cash flows from investing activities:
Purchases of property, equipment and leasehold improvements	(900)	(552)
Increase in restricted cash	(1,548)	—
Payment for acquisition	—	(2,287)
Dividends on equity method investment	509	705
Net cash used in investing activities	(1,939)	(2,134)
Cash flows from financing activities:
Net (decrease) increase in due to affiliates, net	(23,209)	23,267
Net increase in short-term borrowings	129,519	304,193
Payment of debt issuance costs	(5,517)	(2,193)
Return of capital to members	(17,852)	(21,712)
Dividends	(22,147)	(28,783)
Net cash provided by financing activities	60,794	274,772
Net increase in Cash and cash equivalents	11,602	657
Cash and cash equivalents at beginning of period	40,681	40,024
Cash and cash equivalents at end of period	$52,283	$40,681

Supplemental Disclosure of Cash Flows Information
Interest payments	$7,499	$4,436

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION
PHH Home Loans, L.L.C. is a joint venture formed by PHH Broker Partner Corporation (“PHH Broker Partner”), a wholly owned subsidiary of PHH Corporation (“PHH”) and Realogy Services Venture Partner, LLC (“Realogy”), formally Cendant Venture Partner, Inc. As of December 31, 2011 and 2010, PHH Broker Partner holds a 50.1% ownership interest in PHH Home Loans, L.L.C. and Realogy holds a 49.9% ownership interest in PHH Home Loans, L.L.C.
PHH Home Loans, L.L.C. provides residential mortgage banking services, including the origination and sale of mortgage loans primarily sourced through NRT Incorporated (“NRT”), Realogy’s wholly-owned real estate brokerage business and Cartus Corporation (“Cartus”), Realogy’s wholly-owned relocation business.
The Consolidated Financial Statements include the accounts of PHH Home Loans, L.L.C. and its wholly-owned subsidiaries, (collectively, the “Company”). In presenting the Consolidated Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.
The acquisition of PHH Preferred Mortgage in 2010 was recorded using the pooling-of interests method and the financial information for all periods presented reflects the financial statements of the combined companies. See Note 6, "Due to Affiliates and Other Related Party Transactions" for further discussion of this transaction.
Unless otherwise noted, dollar amounts are presented in thousands.
CHANGES IN ACCOUNTING POLICIES
Business Combinations. In December 2010, the FASB issued new accounting guidance on business combinations, ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This new accounting guidance requires a public entity that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This new accounting guidance also expands the supplemental pro forma disclosures for Business Combinations to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The Company adopted the new business combination guidance effective January 1, 2011. The adoption did not have an impact on the Company’s financial statements.
Fair Value Measurement. In January 2010, the FASB updated ASC 820, “Fair Value Measurements and Disclosures” to add disclosures for transfers in and out of level one and level two of the valuation hierarchy and to present separately information about purchases, sales, issuances and settlements in the reconciliation for assets and liabilities classified within level three of the valuation hierarchy. The updates to this standard also clarify existing disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The disclosure provisions of the updates to ASC 820 were adopted for transfers in and out of level one and level two, level of disaggregation and inputs and valuation techniques used to measure fair value effective January 1, 2010, and the disclosures about the reconciliation of level three activity were adopted effective January 1, 2011 and all updated disclosures are included in 12, “Fair Value Measurements”.
Revenue Recognition. In October 2009, the FASB issued new accounting guidance on revenue recognition, ASU No. 2009-13, “Multiple Deliverable Arrangements”. This new accounting guidance addresses how to determine whether an arrangement involving multiple deliverables (i) contains more than one unit of accounting and (ii) how the arrangement consideration should be measured and allocated to the separate units of accounting. The Company adopted the updates to revenue recognition guidance effective January 1, 2011. The adoption did not have an impact on the Company’s financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Offsetting Assets and Liabilities. In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities”. This update requires disclosure of both gross and net information about instruments and transactions eligible for offset in the statement of financial position or subject to an agreement similar to a master netting arrangement. This includes derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending arrangements. The new accounting guidance is effective beginning January 1, 2013, and should be applied retrospectively. This update will enhance the disclosure requirements for offsetting assets and liabilities but will not impact the Company’s financial position, results of operations or cash flows.
Comprehensive Income. In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income”. Subsequently in December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. The updates to comprehensive income guidance require all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The new accounting guidance is effective beginning January 1, 2012, and should be applied retrospectively. The adoption of these updates will impact the presentation and disclosure of the Company’s financial statements but will not impact its results of operations, financial position, or cash flows.
Fair Value Measurement. In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards”. This update to fair value measurement guidance addresses changes to concepts regarding performing fair value measurements including: (i) the application of the highest and best use and valuation premise; (ii) the valuation of an instrument classified in the reporting entity’s shareholders’ equity; (iii) the valuation of financial instruments that are managed within a portfolio; and (iv) the application of premiums and discounts. This update also enhances disclosure requirements about fair value measurements, including providing information regarding Level 3 measurements such as quantitative information about unobservable inputs, further discussion of the valuation processes used and assumption sensitivity analysis. The new accounting guidance is effective beginning January 1, 2012, and should be applied prospectively. The Company does not anticipate the adoption of this update will have a material impact on its financial statements.
REVENUE RECOGNITION
The Company’s operations include the origination (brokering or funding) and sale of residential mortgage loans. Fee income consists of income earned on all loan originations, brokered loan fees, application and underwriting fees, and fees on cancelled loans.
Gain on mortgage loans, net includes the realized and unrealized gains and losses on MLHS, as well as the changes in fair value of all loan-related derivatives, including IRLCs and freestanding loan-related derivatives. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of the Company’s IRLCs and MLHS approximates a whole-loan price, which includes the value of the related servicing.
Loans are placed on non-accrual status when any portion of the principal or interest is ninety days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.
INCOME TAXES
The Company has elected to report as a partnership for federal and state income tax purposes, and, accordingly, there is no provision for income taxes in the accompanying financial statements.
MORTGAGE LOANS HELD FOR SALE
Mortgage loans held for sale represent loans originated and held until sold to permanent market investors. Mortgage loans held for sale are measured at fair value on a recurring basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives range from 1 to 5 years for leasehold improvements, 3 to 5 years for capitalized software, and 3 to 7 years for furniture, fixtures and equipment.
FAIR VALUE
A three-level valuation hierarchy is used to classify inputs into the measurement of assets and liabilities at fair value. The valuation hierarchy is based upon the relative reliability and availability to market participants of inputs for the valuation of an asset or liability as of the measurement date. When the valuation technique used in determining fair value of an asset or liability utilizes inputs from different levels of the hierarchy, the level within which the measurement in its entirety is categorized is based upon the lowest level input that is significant to the measurement in its entirety. The valuation hierarchy consists of the following levels:
Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.
Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.
Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.
Fair value is based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. Unobservable inputs are used when observable inputs are not available and are based upon judgments and assumptions, which are the Company’s assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality, the Company’s creditworthiness and liquidity and are developed based on the best information available.
When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors. In the event that certain inputs to the valuation of assets and liabilities are actively quoted and can be validated to external sources, the realized and unrealized gains and losses recorded include changes in fair value determined by observable factors.
Changes in the availability of observable inputs may result in the reclassification of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three as of the beginning of the period that the change occurs.
SUBSEQUENT EVENTS
Subsequent events are evaluated through the date of issuance of the Consolidated Financial Statements, which was February 22, 2012.

2. Accounts Receivable

Accounts receivable, net consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Receivables related to loan sales and brokered loans	$17,366	$12,038
Amounts due from corporate customers	1,933	1,757
Other	1,028	466
Accounts receivable, gross	20,327	14,261
Allowance for doubtful accounts	(53)	(54)
Accounts receivable, net	$20,274	$14,207
3. Property, Equipment And Leasehold Improvements

Property, equipment and leasehold improvements, net consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Furniture, fixtures and equipment	$2,889	$2,625
Capitalized software	1,046	529
Leasehold improvements	481	362
Property, equipment and leasehold improvements, gross	4,416	3,516
Accumulated depreciation	(3,029)	(2,611)
Property, equipment and leasehold improvements, net	$1,387	$905
4. Other Assets

Other assets consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Derivative assets	$12,169	$5,851
Equity method investment	2,497	2,632
Debt issuance costs	1,776	491
Security deposits	424	450
Prepaid expenses	409	266
Other	167	169
Total	$17,442	$9,859

5. Debt

The following table summarizes the components of Debt:

						December 31,
	December 31, 2011					2010
			Interest	Expiration
	Balance	Capacity	Rate(1)	Date		Balance
	($ in thousands)
Credit Suisse First Boston Mortgage
Capital LLC	$269,774	$325,000	2.51%	5/23/2012	(2)	$229,209
Wells Fargo Bank	118,980	150,000	3.08%	8/10/2012		—
Barclays Bank PLC	—	150,000	2.7%	12/11/2012		—
Ally Bank	44,966	75,000	3.13%	4/1/2012		74,988
Total	$433,720	$700,000				$304,197

(1)	Represents the stated interest rate as of December 31, 2011.

(2)	Provided certain conditions are met, the Credit Suisse First Boston Mortgage Capital, LLC facility may be renewed for an additional year at the Company's request.
The Company’s debt represents committed asset-backed variable-rate repurchase facilities to support the origination of mortgage loans, which provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the terms of the facility. The source of repayment of the facilities is typically from the sale of the loans to permanent investors.
The fair value of debt was $433.7 million and $304.2 million as of December 31, 2011 and 2010, respectively.
Assets held as collateral are not available to pay the Company’s general obligations. As of December 31, 2011, collateral amounts included $460.7 million and $1.5 million of Mortgage loans held for sale and Restricted cash, respectively.
On December 13, 2011, the Company entered into a $150 million committed warehouse facility with Barclays Bank PLC, pursuant to a master repurchase agreement and certain related agreements.
On December 1, 2011, the variable-rate committed facility with Ally Bank was amended to reduce the committed capacity to $75 million and to extend the maturity date from December 1, 2011 to April 1, 2012, provided that no new loans can be funded after March 1, 2012.
On August 12, 2011, the Company entered into a $150 million variable-rate mortgage repurchase facility with Wells Fargo, pursuant to a master repurchase agreement and certain related agreements.
On May 25, 2011, the committed variable-rate mortgage repurchase facility with Credit Suisse First Boston Mortgage Capital, LLC was extended to May 23, 2012, with the option to renew the agreement for an additional year.
Certain debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, liquidity maintenance, net worth maintenance, and limitations on certain transactions with affiliates. As of December 31, 2011, the Company was in compliance with all of its financial covenants related to its debt arrangements.

6. Due to Affiliates and Other Related Party Transactions

Due to affiliates, net consisted of the following:

	December 31,
	2011	2010
	(In thousands)
Due to PHH Corporation	$9,286	$26,181
Due to other PHH affiliates	5,090	11,754
Subordinated Intercompany Line of Credit	1	489
Total	$14,377	$38,424
Due to PHH Corporation represents amounts payable for payroll processing and funding, as PHH provides administrative payroll services to the Company. All amounts due to PHH, other than the intercompany line of credit, are settled on a monthly basis. Due to other PHH affiliates represents net amounts due to/from PHH Mortgage Corporation (“PHH Mortgage”), a wholly-owned subsidiary of PHH, under a Management Services Agreement as further discussed below. The Subordinated Intercompany Line of Credit is described in detail below.
On October 5, 2010, the Company acquired PHH Preferred Mortgage, a mortgage broker in the residential market. The entity was acquired from Coldwell Banker Preferred, an unrelated third party, and PHH Broker Partner Corporation, a wholly-owned subsidiary of PHH Corporation. The Company paid $2.3 million associated with the acquisition, with $1.9 million paid to Coldwell Banker Preferred and $0.4 million paid to PHH Broker Partner.
Agreement with PHH Corporation
The Company has entered into a Subordinated Intercompany Line of Credit agreement with PHH Corporation with $100 million capacity. This indebtedness is unsecured and is subordinate to the asset-backed debt facilities. The Company and PHH entered into the subordinated financing to increase the Company’s borrowing capacity to fund Mortgage loans held for sale and support the tangible net worth requirements of the asset-backed debt facilities.
As of December 31, 2011, the Company had no debt outstanding, and the amount of interest payable under the Subordinated Intercompany Line of Credit was not significant. As of December 31, 2010, the Company had no debt outstanding and $0.5 million of interest payable.
Agreements with PHH Mortgage
Management Services Agreement
The Company has entered into a Management Services Agreement with PHH Mortgage, whereby PHH Mortgage provides the Company with the following types of services:

•	Seasonal staffing services

•	Product support service

•	General and administrative services

•	IT administrative services
The Company receives the benefit of these services from PHH Mortgage. During the years ended December 31, 2011 and 2010, the expense for these services was $31.8 million and $37.4 million, respectively, as recorded in Allocated expenses in the Consolidated Statements of Operations.
Loan Purchase Agreement
The Company has entered into a loan purchase agreement with PHH Mortgage, whereby it has committed to sell or broker, and PHH Mortgage has committed to purchase or fund, certain loans originated. This agreement represents a best efforts commitment to the Company, whereby the ultimate price paid by PHH Mortgage for the loan is determined at the time the Company issues the commitment to the borrower. This agreement had the following impact on the financial position and results of operation or cash flows:

•	During 2011 and 2010, the Company sold or brokered $6.2 billion and $7.9 billion, respectively, of mortgage loans to PHH Mortgage.

•	For the years ended December 31, 2011 and 2010, $1.2 million and $28.7 million, respectively, of broker fees were recognized within Fee income in the Consolidated Statements of Operations.

•	Gains of $60.4 million and $77.1 million were recognized for the years ended December 31, 2011 and 2010, respectively, within Gain on mortgage loans, net in the Consolidated Statements of Operations.

•	As of December 31, 2011, the Company had outstanding commitments expected to result in a closed mortgage loan with PHH Mortgage to sell or broker loans totaling $759 million.
Strategic Relationship Agreement
PHH and Realogy entered into a Strategic Relationship Agreement that sets forth the business relationship between the Company and certain affiliates of PHH and Realogy. Under the terms of the LLC Operating Agreement, PHH has the right to terminate the strategic relationship agreement and terminate its interest in the Company upon, among other things, a material breach by Realogy of a material provision of the LLC Operating Agreement, in which case PHH has the right to purchase Realogy’s interest in the Company at a price derived from an agreed-upon formula based upon fair market value which is determined with reference to the trailing twelve months EBITDA (earnings before interest, taxes, depreciation and amortization) for the Company and the average market EBITDA multiple for mortgage banking companies.
Upon termination of the mortgage venture, all of the mortgage venture agreements will terminate automatically (excluding certain privacy, non-competition, venture related transition provisions and other general provisions), and Realogy will be released from any restrictions under the mortgage venture agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third party mortgage operation.
Sublease Agreement
See Note 10, "Leases" for further information regarding lease agreements with PHH Mortgage.
Arrangements with Realogy
Trademark License Agreement
The Company has entered into a Trademark License Agreement with certain affiliates of Realogy, whereby those affiliates have granted the Company exclusive rights to use certain trademarks. Under the terms of the agreement, Realogy remains the owner of the trademarks, and as consideration for shares/units purchased on the Company, the Company has the exclusive rights to use the trademarks in conducting its mortgage banking operations and does not pay a fee for the use of these rights.
Strategic Relationship Agreement
PHH and Realogy entered into a Strategic Relationship Agreement that sets forth the business relationship between the Company and certain affiliates of PHH and Realogy. Under the terms of the LLC Operating Agreement, Realogy has the right to terminate the strategic relationship agreement and terminate its interest in the Company in the event of:

•
a Regulatory Event (defined below) continuing for six months or more; provided that the Company may defer termination on account of a Regulatory Event for up to six additional one month periods by paying Realogy a $1.0 million fee at the beginning of each such one month period;

•	a change in control of PHH involving a competitor of Realogy or certain other specified parties;

•	a material breach, not cured within the requisite cure period, by PHH or its affiliates of the representations, warranties, covenants or other agreements related to the formation of the Company;

•	failure by the Company to make scheduled distributions pursuant to the LLC Operating Agreement;

•	bankruptcy or insolvency of PHH or the Company, or

•	any act or omission by PHH that causes or would reasonably be expected to cause material harm to Realogy.
A Regulatory Event means a situation in which (a) the Company becomes subject to any regulatory order, or any governmental entity initiates a proceeding with respect to the Company, and (b) such regulatory order or proceeding prevents or materially impairs the Company’s ability to originate loans for any period of time in a manner that adversely affects the value of one or more quarterly distributions to be paid pursuant to the LLC Operating Agreement; provided, however, that a Regulatory Event does not include (1) any order, directive or interpretation or change in law, rule or regulation, in any such case that is applicable generally to companies engaged in the mortgage lending business such that the Company is unable to cure the resulting circumstances described in (b) above, or (2) any regulatory order or proceeding that results solely from acts or omissions on the part of Realogy or its affiliates.
In the case of a change in control of PHH, Realogy may terminate the LLC Operating Agreement. In addition, beginning on February 1, 2015, Realogy may terminate the LLC Operating Agreement at any time by giving two years’ notice to PHH. Upon Realogy’s termination of the agreement, Realogy will have the option either to (i) require that PHH purchase Realogy’s interest in the Company, (ii) require PHH to sell its interest in the Company to Realogy or its designee. The fair value of the purchase or sale of interests in the company upon Realogy’s termination will be determined in accordance with the LLC Operating Agreement, and in certain cases, liquidated damages will be paid.
Shared Office Space Agreement
See Note 10, "Leases" for further information regarding lease agreements with Realogy.
7. Derivatives and Risk Management Activities

Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates, specifically mortgage interest rates due to their impact on mortgage loans held for sale and related commitments. The Company also has exposure to LIBOR due to its impact on variable-rate borrowings. The Company uses best efforts commitments with various investors, including PHH Mortgage, to mitigate the risk associated with mortgage loans held for sale and interest rate lock commitments. As a matter of policy, derivatives are not used for speculative purposes. The following is a description of the Company’s risk management policies related to IRLCs and mortgage loans held for sale:
Interest Rate Lock Commitments. Interest rate lock commitments (“IRLCs”) represent an agreement to extend credit to a mortgage loan applicant, whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to lend funds to a potential borrower at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of issuance through the date of loan funding, cancellation or expiration. Loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. The Company uses best efforts commitments to substantially eliminate these risks. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs.
Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on its Mortgage loans held for sale from the loan funding date until the date the loan is sold. Best efforts commitments which fix the forward sales price that will be realized in the secondary market are used to substantially eliminate the interest rate and price risk to the Company.
See Note 12, "Fair Value Measurements" for additional information regarding IRLCs, mortgage loans, and related sale commitments.
Derivative instruments are measured at fair value on a recurring basis and are included in Other assets or Other liabilities in the Consolidated Balance Sheets. The Company did not have any derivative instruments designated as hedging instruments, or subject to master netting and collateral agreements as of and for the years ended December 31, 2011 and 2010.

The following table presents the balances of outstanding derivatives:
	December 31, 2011			December 31, 2010
	Asset	Liability		Asset	Liability
	Derivatives	Derivatives	Notional	Derivatives	Derivatives	Notional
	(In thousands)
Interest rate lock commitments	$11,896	$17	$792,878	$3,217	$1,128	$614,199
Best efforts sale commitments	273	6,746	1,257,141	2,634	1,228	990,235
Fair value of derivative
instruments	$12,169	$6,763		$5,851	$2,356

The following table summarizes the amounts recorded in Gain on mortgage loans, net in the Consolidated Statements of Operations for derivative instruments not designated as hedging instruments:

	Year Ended December 31,
	2011	2010
	(In thousands)
Interest rate lock commitments	$136,613	$93,336
Best efforts sale commitments	(67,218)	(30,419)
Total	$69,395	$62,917
8. Commitments and Contingencies

Loan Related Commitments
As of December 31, 2011, the Company had commitments to fund loans with agreed-upon rates or rate protection amounting to $1.1 billion and best efforts commitments to sell loans amounting to $1.5 billion. The Company is only obligated to settle the best efforts commitment if the loan closes in accordance with the terms of the IRLC; therefore, the commitments outstanding do not represent future cash obligations.
Pending Litigation
The Company is involved in litigation arising in the normal course of business. Although the amount of any ultimate liability arising from these matters cannot presently be determined, the Company does not anticipate that any such liability will have a material effect on its consolidated financial position or results of operations.
9. Benefit Plans

Employees of the Company are participants in a defined contribution plan. For the years ended December 31, 2011 and 2010, defined contribution plan expenses of $2.4 million and $2.5 million, respectively, were recognized in Salaries and related expenses in the Consolidated Statements of Operations.
10. Leases

The Company leases space from related parties and recognized expenses in the Consolidated Statements of Operations related to these agreements as follows:

•	For the years ended December 31, 2011 and 2010, expense was recognized related to office space leased from PHH Mortgage of $1.0 million for both years, in Allocated expenses.

•
For the years ended December 31, 2011 and 2010, expense was recognized related to office space leased from Realogy affiliates of $1.4 million and $1.6 million, respectively, in Occupancy and other office expenses.

Certain other facilities and equipment are leased under lease agreements expiring at various dates through 2017. For the years ended December 31, 2011 and 2010, total rental expense for premises and equipment amounted to $5.4 million and $5.5 million, respectively.

Obligations under non-cancellable leases which have a remaining term of more than twelve months are as follows:
Future
Minimum Lease
Obligations
(In thousands)
2012	$1,943
2013	1,765
2014	1,574
2015	1,421
2016	343
Thereafter	136
Total	$7,182

11. Concentrations of Credit Risk

During the current year, the Company had operating cash deposited with banks in excess of federally insured limits.
The Company originates mortgage loans in 48 states sourced through Realogy-owned real estate offices, Cartus, and for U.S.-based employees of Realogy and its subsidiaries. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers with similar characteristics, which would cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. During 2011 and 2010, 80% and 77%, respectively, of originated and brokered loans were derived from sources related to Realogy.
The Company is exposed to counterparty risk with its best efforts commitments in the event that the counterparty cannot take delivery of the underlying mortgage loan.
12. Fair Value Measurements

As of December 31, 2011 and 2010, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of Debt. See Note 5, "Debt" for the fair value of Debt as of December 31, 2011. For financial instruments that were not recorded at fair value as of December 31, 2011 and 2010, such as Cash and cash equivalents and Restricted cash and cash equivalents, the carrying value approximates fair value due to the short-term nature of such instruments. The incorporation of counterparty credit risk did not have a significant impact on the valuation of assets and liabilities recorded at fair value on a recurring basis as of December 31, 2011 or 2010.
See Note 1, "Summary of Significant Accounting Policies" for a description of the valuation hierarchy of inputs used in determining fair value measurements. The Company does not have any assets or liabilities that are measured at fair value on a non-recurring basis.
For assets and liabilities measured at fair value on a recurring basis, the valuation methodologies, significant inputs, and classification pursuant to the valuation hierarchy are as follows:
Mortgage Loans Held for Sale. Mortgage loans held for sale are generally classified within Level Two of the valuation hierarchy.
For Level Two mortgage loans held for sale (“MLHS”), fair value is estimated using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. The Agency mortgage-backed security market is a highly liquid and active secondary market for conforming conventional loans whereby quoted prices exist for securities at the pass-through level, which are published on a regular basis.
As of December 31, 2011, Level Three MLHS are valued using a discounted cash flow model and include second lien loans, including Scratch and Dent second lien loans.
During the year ended December 31, 2011, certain Scratch and Dent (as defined below), and non-conforming loans were transferred from Level Three to Level Two of the valuation hierarchy based on an increase in the availability of market data and increased trading activity. Although the market for Scratch and Dent loans does not have the same liquidity as the market for conforming loans, the number of observable market participants and the number of non-distressed transactions has increased while the implied risk premium has decreased to the point where available market information on transactions and quoted prices for similar assets are determinative of fair value.

The following tables reflect the difference between the carrying amount of MLHS, measured at fair value, and the aggregate unpaid principal amount that the Company is contractually entitled to receive at maturity:

	December 31, 2011		December 31, 2010
		Loans 90 or		Loans 90 or
		more days		more days
		past due and		past due and
		on non-		on non-
	Total	accrual status	Total	accrual status
	(In thousands)
Mortgage loans held for sale:
Carrying amount	$476,168	$234	$383,701	$610
Aggregate unpaid principal balance	464,781	436	377,403	1,107
Difference	$11,387	$(202)	$6,298	$(497)

The following table summarizes the components of Mortgage loans held for sale:
	December 31,	December 31,
	2011	2010
	(In thousands)
First mortgages:
Conforming(1)	$451,945	$354,638
Non-conforming	23,771	27,946
Total	475,716	382,584
Second lien	154	171
Scratch and Dent(2)	234	758
Other	64	188
Total	$476,168	$383,701

(1)	Represents mortgage loans that conform to the standards of the government-sponsored entities.

(2)	Represents mortgages with origination flaws or performance issues.
Derivative Instruments. Derivative instruments are classified within Level Two and Level Three of the valuation hierarchy.
Best Efforts Commitments: Best efforts commitments are classified within Level Two of the valuation hierarchy. Best efforts commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Best efforts sales commitments are entered into for loans at the time the borrower commitment is made. These best efforts sales commitments are valued using the committed price to the counterparty against the current market price of the interest rate lock commitment or mortgage loan held for sale.
Interest Rate Lock Commitments: Interest rate lock commitments (“IRLCs”) are classified within Level Three of the valuation hierarchy. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing the mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan (or “pullthrough”). The estimate of pullthrough is based on changes in pricing and actual borrower behavior. The average pullthrough percentage used in measuring the fair value of IRLCs was 67% as of December 31, 2011.

Assets and liabilities that are measured at fair value on a recurring basis were as follows:
	December 31, 2011
	Level	Level	Level
	One	Two	Three	Total
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$475,931	$237	$476,168
Other assets – Derivative assets
Interest rate lock commitments	—	—	11,896	11,896
Best efforts commitments	—	273	—	273
Liabilities:
Other liabilities – Derivative liabilities
Interest rate lock commitments	—	—	(17)	(17)
Best efforts commitments	—	(6,746)	—	(6,746)

	December 31, 2010
	Level	Level	Level
	One	Two	Three	Total
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$382,772	$929	$383,701
Other assets – Derivative assets:
Interest rate lock commitments	—	—	3,217	3,217
Best efforts commitments	—	2,634	—	2,634
Liabilities
Other liabilities – Derivative liabilities:
Interest rate lock commitments	—	—	1,128	1,128
Best efforts commitments	—	1,228	—	1,228

The activity in assets and liabilities that are classified within Level Three of the valuation hierarchy consisted of:
	December 31, 2011
	Mortgage
	loans held	IRLCs,
	for sale	net
	(In thousands)
Balance, January 1,	$929	$2,089
Realized and unrealized gains(1)	8	136,613
Purchases	—	—
Issuances	1,886	—
Settlements	(1,774)	(126,823)
Transfers into level three	—	—
Transfers out of level three	(812)	—
Balance, December 31,	$237	$11,879

	December 31, 2010
	Mortgage
	loans held	IRLCs,
	for sale	net
	(In thousands)
Balance, January 1,	$878	$878
Realized and unrealized (losses) gains(1)	(301)	93,336
Purchases, issuances and settlements, net	92	(92,125)
Transfers into level three	260	—
Balance, December 31,	$929	$2,089

(1)	Realized and unrealized gains (losses) are recognized within Gain on mortgage loans, net in the Consolidated Statements of Operations.
The Company conducts a review of fair value hierarchy classifications on a quarterly basis. Changes in the availability of observable inputs may result in the reclassification, or transfer, of certain assets or liabilities. Such reclassifications are reported as transfers into or out of a level as of the beginning of the quarter that the change occurs. Transfers into Level three generally represent mortgage loans held for sale with performance issues, origination flaws or other characteristics that impact their salability in active secondary market transactions.
As discussed above under “Mortgage loans held for sale”, for the year ended December 31, 2011, Transfers out of level three represent the transfer of certain mortgage loans between Level Three to Level Two of the valuation hierarchy based on an increase in the availability of market bids and increased trading activity.
The amount of unrealized gains and losses included in Gain on mortgage loans, net in the Consolidated Statements of Operations related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Balance Sheets as of December 31, 2011 and 2010 are $11.8 million and $1.9 million, respectively.

13. Capital Requirements

As a licensed mortgagee, the Company is subject to the rules and regulations of the Department of Housing and Urban Development (“HUD”), FHA, Fannie Mae and state regulatory authorities with respect to originating, processing, and selling loans. Those rules and regulations, among other things, require the maintenance of minimum net worth levels. Failure to meet the net worth requirements outlined above could adversely impact the ability to originate loans and access the secondary market.

The following table presents the Company's capital requirements:
	December 31, 2011
	HUD/FHA	Fannie Mae
	(In thousands)
Net Worth
Net worth requirement	$1,000	$2,500

Total members' equity	91,292	91,292
Less: Unacceptable assets	(167)	(167)
Adjusted net worth	91,125	91,125

Adjusted net worth above net worth requirement	$90,125	$88,625

Liquidity
Liquid asset requirement	$200	n/a

Total liquid assets	52,283	n/a

Total liquid assets above liquid asset requirement	$52,083	n/a

Independent Auditors’ Report
Members
PHH Home Loans, L.L.C.
Mt. Laurel, New Jersey
We have audited the accompanying consolidated balance sheets of PHH Home Loans, L.L.C. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PHH Home Loans, L.L.C. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ ParenteBeard

Philadelphia, Pennsylvania
March 18, 2011

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,
	2010	2009
ASSETS
Cash and cash equivalents	$40,681	$40,024
Restricted cash	5	5
Mortgage loans held for sale	383,701	59,801
Accounts receivable, net of allowance for doubtful accounts of $54 and $91	14,207	2,400
Property, equipment and leasehold improvements, net	905	772
Other assets	9,859	6,554
Total assets	$449,358	$109,556

LIABILITIES AND EQUITY
Accounts payable and accrued expenses	$19,547	$13,925
Debt	304,197	—
Due to affiliates, net	38,424	15,157
Other liabilities	4,849	2,542
Total liabilities	367,017	31,624
Commitments and contingencies (Note 8)	—	—

EQUITY
Capital	78,992	102,991
Retained earnings / (Accumulated deficit)	3,349	(25,059)
Total members’ equity	82,341	77,932
Total liabilities and equity	$449,358	$109,556

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2010	2009
Revenues
Fee income	$80,812	$114,267
Gain on mortgage loans, net	193,859	137,045

Interest income	9,945	4,983
Interest expense	(7,060)	(3,986)
Net interest income	2,885	997

Other income	1,281	1,370
Total revenues	278,837	253,679

Expenses
Salaries and related expenses	140,485	128,557
Occupancy and other office expenses	9,067	8,984
Depreciation and amortization	419	369
Allocated expenses (See Note 6)	38,368	41,869
Other operating expenses	33,307	27,513
Total expenses	221,646	207,292

Net income	$57,191	$46,387

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(In thousands)

	Capital	Retained Earnings / (Accumulated Deficit)	Total Members’ Equity
Balance at December 31, 2008	$120,013	$(70,810)	$49,203
Net income	—	46,387	46,387
Return of Capital	(17,022)	—	(17,022)
Dividends	—	(636)	(636)
Balance at December 31, 2009	102,991	(25,059)	77,932
Net income	—	57,191	57,191
Return of Capital	(21,712)	—	(21,712)
Dividends	—	(28,783)	(28,783)
Acquisition of PHH Preferred Mortgage (Note 6)	(2,287)	—	(2,287)
Balance at December 31, 2010	$78,992	$3,349	$82,341

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2010	2009
Cash flows from operating activities:
Net income	$57,191	$46,387
Adjustments to reconcile Net income to net cash (used in) provided by operating activities:
Depreciation and amortization	419	369
Origination of mortgage loans held for sale	(8,148,039)	(6,206,112)
Proceeds on sale of and payments from mortgage loans held for sale	7,893,926	6,309,911
Earnings in equity method investment	(511)	(705)
Net unrealized gain on mortgage loans held for sale and related derivatives	(71,345)	(9,468)
Amortization and write-off of debt issuance costs	1,702	1,111
Changes in related balance sheet accounts:
(Increase) decrease in accounts receivable, net	(11,807)	333
(Increase) decrease in other assets	(151)	5,292
Increase in accounts payable and accrued expenses	6,067	3,487
Increase (decrease) in other liabilities	567	(6,251)
Net cash (used in) provided by operating activities	(271,981)	144,354
Cash flows from investing activities:
Purchases of property, equipment and leasehold improvements	(552)	(450)
Decrease in restricted cash	—	24,885
Payment for acquisition	(2,287)	—
Dividends on equity method investment	705	538
Net cash (used in) provided by investing activities	(2,134)	24,973
Cash flows from financing activities:
Net increase (decrease) in due to affiliates, net	23,267	(5,551)
Net increase (decrease) in short-term borrowings	304,193	(115,628)
Payment of debt issuance costs	(2,193)	(15)
Return of capital to members	(21,712)	(17,022)
Dividends	(28,783)	(636)
Net cash provided by (used in) financing activities	274,772	(138,852)
Net increase in Cash and cash equivalents	657	30,475
Cash and cash equivalents at beginning of period	40,024	9,549
Cash and cash equivalents at end of period	$40,681	$40,024

Supplemental Disclosure of Cash Flows Information:
Interest payments	$4,436	$3,530

See accompanying notes to consolidated financial statements.

PHH HOME LOANS, L.L.C. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation
PHH Home Loans, L.L.C. is a joint venture formed by PHH Broker Partner Corporation (“PHH Broker Partner”), a wholly owned subsidiary of PHH Corporation (“PHH”) and Realogy Services Venture Partner, Inc. (“Realogy”), formally Cendant Venture Partner. As of December 31, 2010 and 2009, PHH Broker Partner holds a 50.1% ownership interest in PHH Home Loans, L.L.C. and Realogy holds a 49.9% ownership interest in PHH Home Loans, L.L.C.
PHH Home Loans, L.L.C. provides residential mortgage banking services, including the origination and sale of mortgage loans primarily sourced through NRT Incorporated (“NRT”), Realogy’s wholly-owned real estate brokerage business and Cartus Corporation (“Cartus”), Realogy’s wholly-owned relocation business.
The consolidated financial statements include the accounts of PHH Home Loans, L.L.C. and its wholly-owned subsidiaries, (collectively, the “Company”). In presenting the consolidated financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.
The acquisition of PHH Preferred Mortgage in 2010 was recorded using the pooling-of interests method and the financial information for all periods presented reflects the financial statements of the combined companies. See Note 6, “Due to Affiliates and Other Related Party Transactions” for further discussion of this transaction.
Unless otherwise noted, dollar amounts are presented in thousands.
CHANGES IN ACCOUNTING POLICIES
Fair Value Measurements.
In January 2010, the Financial Accounting Standards Board (the “FASB”) updated Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures to add disclosures for transfers in and out of level one and level two of the valuation hierarchy and to present separately information about purchases, sales, issuances and settlements in the reconciliation of assets and liabilities classified within level three of the valuation hierarchy. The updates to this standard also clarify existing disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Effective January 1, 2010, the disclosure provisions of the updates to ASC 820 were adopted for transfers in and out of level one and level two, level of disaggregation and inputs and valuation techniques used to measure fair value and are included in Note 12, “Fair Value Measurements”. Certain other updates to disclosures about the reconciliation of level three activities are effective for fiscal years and interim periods beginning after December 15, 2010, which will enhance the disclosure requirements and will not impact the Company’s financial position, results of operations or cash flows.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Receivables. In January 2011, the FASB issued ASU No. 2011-01, Deferral of the Effective Date of Disclosures about Trouble Debt Restructurings in Update No. 2010-20, an update to ASC 310, Receivables. Under the existing effective date in ASU No. 2010-20, companies would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. The amendments in this update temporarily defer that effective date, enabling public entity creditors to provide those disclosures after the FASB clarifies the guidance for determining what constitutes a troubled debt restructuring. This amendment does not defer the effective date of the other disclosure requirements in ASU No. 2010-20 as discussed above. This update is effective immediately. The Company does not expect the adoption of ASU No. 2011-01 to have an impact on the Consolidated Financial Statements.
Business Combinations. In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, an update to ASC 805, Business Combinations. This update amends ASC 805 to require a public entity that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro-forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2010-29 to have an impact on the Consolidated Financial Statements.
Revenue Recognition. In October 2009, the FASB issued ASU No. 2009-13, Multiple Deliverable Arrangements, an update to ASC 605, Revenue Recognition. This update amends ASC 605 for how to determine whether an arrangement involving multiple deliverables (i) contains more than one unit of accounting and (ii) how the arrangement consideration should be measured and allocated to the separate units of accounting. ASU No. 2009-13 is effective prospectively for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of ASU No. 2009-13 to have an impact on the Consolidated Financial Statements.
REVENUE RECOGNITION
The Company’s operations include the origination (brokering or funding) and sale of residential mortgage loans. Fee income consists of income earned on all loan originations, brokered loan fees, application and underwriting fees, and fees on cancelled loans.
Gain on mortgage loans, net includes the realized and unrealized gains and losses on MLHS, as well as the changes in fair value of all loan-related derivatives, including IRLCs and freestanding loan-related derivatives. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of the Company’s IRLCs and MLHS approximates a whole-loan price, which includes the value of the related servicing.
Loans are placed on non-accrual status when any portion of the principal or interest is ninety days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.
INCOME TAXES
The Company has elected to report as a partnership for federal and state income tax purposes, and, accordingly, there is no provision for income taxes in the accompanying financial statements.
MORTGAGE LOANS HELD FOR SALE
Mortgage loans held for sale represent loans originated and held until sold to permanent market investors. Mortgage loans held for sale are measured at fair value on a recurring basis.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives range from 1 to 5 years for leasehold improvements, 3 to 5 years for capitalized software, and 3 to 7 years for furniture, fixtures and equipment.
FAIR VALUE
A three-level valuation hierarchy is used to classify inputs into the measurement of assets and liabilities at fair value. The valuation hierarchy is based upon the relative reliability and availability to market participants of inputs for the valuation of an asset or liability as of the measurement date. When the valuation technique used in determining fair value of an asset or liability utilizes inputs from different levels of the hierarchy, the level within which the measurement in its entirety is categorized is based upon the lowest level input that is significant to the measurement in its entirety. The valuation hierarchy consists of the following levels:
Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.

Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.
Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.
Fair value is based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. Unobservable inputs are used when observable inputs are not available and are based upon judgments and assumptions, which are the Company’s assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality, the Company’s creditworthiness and liquidity and are developed based on the best information available.
When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors. In the event that certain inputs to the valuation of assets and liabilities are actively quoted and can be validated to external sources, the realized and unrealized gains and losses recorded include changes in fair value determined by observable factors.
Changes in the availability of observable inputs may result in the reclassification of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three as of the beginning of the period that the change occurs.
SUBSEQUENT EVENTS
Subsequent events are evaluated through the date of issuance of the Consolidated Financial Statements, which was March 18, 2011.
2. Accounts Receivable

Accounts receivable, net consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Receivables related to loan sales and brokered loans	$12,038	$1,669
Amounts due from corporate customers	1,757	541
Other	466	281
Accounts receivable, gross	14,261	2,491
Allowance for doubtful accounts	(54)	(91)
Accounts receivable, net	$14,207	$2,400

3. Property, Equipment And Leasehold Improvements

Property, equipment and leasehold improvements, net consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Furniture, fixtures and equipment	$2,625	$2,170
Leasehold improvements	362	362
Capitalized software	529	432
Property, equipment and leasehold improvements, gross	3,516	2,964
Accumulated depreciation	(2,611)	(2.192)
Property, equipment and leasehold improvements, net	$905	$772
4. Other Assets

Other assets consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Derivative assets	$5,851	$2,994
Equity method investment	2,632	2,826
Debt issuance costs	491	—
Security deposits	450	173
Prepaid expenses	266	449
Other	169	112
Other assets	$9,859	$6,554
5. Debt

The Company’s debt represents asset-backed variable-rate warehouse facilities to support the origination of mortgage loans, and provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the facility during the warehouse period. Repayment of the facilities typically comes from the sale of the loans to permanent investors. The following summarizes the components of indebtedness, facility expiration dates, and assets held as collateral that are not available to pay the Company’s general obligations:

	December 31, 2010
	Balance	Capacity	Interest Rate(1)	Expiration Date	Mortgage Loans Held For Sale Collateral
	($ in thousands)
CSFB Warehouse Line	$229,209	$325,000	2.57%	5/25/2011	$242,002
Ally Bank Repurchase Facility	74,988	150,000	4.15%	3/30/2011	89,261
Total	$304,197	$475,000			$331,263
__________
(1) Represents the stated interest rate as of December 31, 2010.

As of December 31, 2009, the Company has no Debt amounts outstanding. As of December 31, 2010, the fair value of Debt was $304.2 million.
On May 26, 2010, the Company entered into a $150 million committed 364-day variable-rate mortgage repurchase facility with Credit Suisse First Boston Mortgage Capital, LLC pursuant to a master repurchase agreement. Effective December 17, 2010, the committed amount of the repurchase facility was increased to $325 million.
On April 8, 2010, the Company entered into a $150 million 356-day variable-rate committed mortgage repurchase facility with Ally Bank pursuant to a master repurchase agreement and certain related agreements.
Certain debt arrangements require the maintenance of certain financial ratios and contain affirmative and negative covenants, including, but not limited to, liquidity maintenance, net worth maintenance, and limitations on certain transactions with affiliates. As of December 31, 2010, the Company was in compliance with all of its financial covenants related to its debt arrangements.
6. Due to Affiliates and Other Related Party Transactions

Due to affiliates, net consisted of the following:

	December 31,
	2010	2009
	(In thousands)
Due to PHH Corporation	$26,181	$10,494
Due to other PHH affiliates	11,754	4,663
Subordinated Intercompany Line of Credit	489	—
Total	$38,424	$15,157
Due to PHH Corporation represents amounts payable for payroll processing and funding, as PHH provides administrative payroll services to the Company. All amounts due to PHH, other than the intercompany line of credit are settled, on a monthly basis. Due to other PHH affiliates represents net amounts due to/from PHH’s wholly-owned title and appraisal services company as well as amounts due to PHH Mortgage Corporation (“PHH Mortgage”), a wholly-owned subsidiary of PHH, under a Management Services Agreement as further discussed below. The Subordinated Intercompany Line of Credit is described in detail below.
On October 5, 2010, the Company acquired PHH Preferred Mortgage, a mortgage broker in the residential market. The entity was acquired from Coldwell Banker Preferred, an unrelated third party, and PHH Broker Partner Corporation, a subsidiary of PHH Mortgage. The Company paid $2.3 million associated with the acquisition, with $1.9 million paid to Coldwell Banker Preferred and $0.4 million paid to PHH Broker Partner.
Agreement with PHH Corporation
The Company has entered into a Subordinated Intercompany Line of Credit agreement with PHH Corporation with $100 million capacity. This indebtedness is unsecured and is subordinate to the asset-backed debt facilities. The Company and PHH entered into the subordinated financing to increase the Company’s borrowing capacity to fund MLHS and support the tangible net worth requirements of the asset-backed debt facilities.
As of December 31, 2010, the Company has no debt outstanding, and $0.5 million of interest payable under the Subordinated Intercompany Line of Credit.
Agreements with PHH Mortgage
Management Services Agreement
The Company has entered into a Management Services Agreement with PHH Mortgage, whereby PHH Mortgage provides the Company with the following types of services:
•Seasonal staffing services
•Product support services

•General and administrative services
•IT administrative services
The Company receives the benefit of these services from PHH Mortgage. During the years ended December 31, 2010 and 2009, the expense for these services was $37.4 million and $40.9 million as recorded in Allocated expenses in the Consolidated Statement of Operations.
Loan Purchase Agreement
The Company has entered into a loan purchase agreement with PHH Mortgage, whereby it has committed to sell or broker, and PHH Mortgage has committed to purchase or fund, certain loans originated. This agreement represents a best efforts commitment to the Company, whereby the ultimate price paid by PHH Mortgage for the loan is determined at the time the Company issues the commitment to the borrower. This agreement had the following impact on the financial position and results of operation or cash flows:

•	During 2010 and 2009, the Company sold or brokered $7.9 billion and $11.1 billion, respectively, of mortgage loans to PHH Mortgage.

•	For the years ended December 31, 2010 and 2009, $28.7 million and $67.3 million, respectively, of broker fees were recognized within Fee income in the Consolidated Statement of Operations.

•	Gains of $77.1 million and $92.1 million were recognized for the years ended December 31, 2010 and 2009 respectively, within Gain on mortgage loans, net in the Consolidated Statements of Operations.

•	As of December 31, 2010, the Company had outstanding commitments with PHH Mortgage to sell or broker loans totaling $642 million.
Strategic Relationship Agreement
PHH and Realogy entered into a Strategic Relationship Agreement that sets forth the business relationship between the Company and certain affiliates of PHH and Realogy. Under the terms of the LLC Operating Agreement, PHH has the right to terminate the strategic relationship agreement and terminate its interest in the Company upon, among other things, a material breach by Realogy of a material provision of the LLC Operating Agreement, in which case PHH has the right to purchase Realogy’s interest in the Company at a price derived from an agreed-upon formula based upon fair market value (which is determined with reference to the trailing twelve months EBITDA (earnings before interest, taxes, depreciation and amortization) for the Company and the average market EBITDA multiple for mortgage banking companies.
Upon termination of the mortgage venture, all of the mortgage venture agreements will terminate automatically (excluding certain privacy, non-competition, venture related transition provisions and other general provisions), and Realogy will be released from any restrictions under the mortgage venture agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third party mortgage operation.
Sublease Agreement
See Note 10 – Leases for further information regarding lease agreements with PHH Mortgage.
Arrangements with Realogy
Trademark License Agreement
The Company has entered into a Trademark License Agreement with certain affiliates of Realogy, whereby those affiliates have granted the Company exclusive rights to use certain trademarks. Under the terms of the agreement, Realogy remains the owner of the trademarks; however, the Company has the exclusive rights to use the trademarks in conducting its mortgage banking operations and does not pay a fee for the use of these rights.
Strategic Relationship Agreement
PHH and Realogy entered into a Strategic Relationship Agreement that sets forth the business relationship between the Company and certain affiliates of PHH and Realogy. Under the terms of the LLC Operating Agreement, Realogy has the right to terminate the strategic relationship agreement and terminate its interest in the Company in the event of:

•
a Regulatory Event (defined below) continuing for six months or more; provided that the Company may defer termination on account of a Regulatory Event for up to six additional one month periods by paying Realogy a $1.0 million fee at the beginning of each such one month period;

•	a change in control of PHH involving a competitor of Realogy or certain other specified parties;

•	a material breach, not cured within the requisite cure period, by PHH or its affiliates of the representations, warranties, covenants or other agreements related to the formation of the Company;

•	failure by the Company to make scheduled distributions pursuant to the LLC Operating Agreement;

•	bankruptcy or insolvency of PHH or the Company, or

•	any act or omission by PHH that causes or would reasonably be expected to cause material harm to Realogy.
A “Regulatory Event” means a situation in which (a) the Company becomes subject to any regulatory order, or any governmental entity initiates a proceeding with respect to the Company, and (b) such regulatory order or proceeding prevents or materially impairs the Company’s ability to originate loans for any period of time in a manner that adversely affects the value of one or more quarterly distributions to be paid pursuant to the LLC Operating Agreement; provided, however, that a “Regulatory Event” does not include (1) any order, directive or interpretation or change in law, rule or regulation, in any such case that is applicable generally to companies engaged in the mortgage lending business such that the Company is unable to cure the resulting circumstances described in (b) above, or (2) any regulatory order or proceeding that results solely from acts or omissions on the part of Realogy or its affiliates.
In the case of a change in control of PHH, Realogy may terminate the LLC Operating Agreement. In addition, beginning on February 1, 2015, Realogy may terminate the LLC Operating Agreement at any time by giving two years’ notice to PHH. Upon Realogy’s termination of the agreement, Realogy will have the option either to (i) require that PHH purchase Realogy’s interest in the Company, (ii) require PHH to sell its interest in the Company to Realogy or its designee. The fair value of the purchase or sale of interests in the company upon Realogy’s termination will be determined in accordance with the LLC Operating Agreement, and in certain cases, liquidated damages will be paid.
Shared Office Space Agreement
See Note 10 – Leases for further information regarding lease agreements with Realogy.
7. Derivatives and Risk Management Activities

Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates, specifically long-term U.S. Treasury and mortgage interest rates due to their impact on mortgage loans held for sale and related commitments. The Company also has exposure to LIBOR due to its impact on variable-rate borrowings. The Company uses best efforts commitments with various investors, including PHH Mortgage, to mitigate the risk associated with mortgage loans held for sale and interest rate lock commitments. As a matter of policy, derivatives are not used for speculative purposes. The following is a description of the Company’s risk management policies related to IRLCs and mortgage loans held for sale:
Interest Rate Lock Commitments. Interest rate lock commitments (“IRLCs”) represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to lend funds to a potential borrower at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of issuance through the date of loan funding, cancellation or expiration. Loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. The Company uses best efforts commitments to substantially eliminate these risks. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs.
Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on its Mortgage loans held for sale from the loan funding date until the date the loan is sold. Best efforts commitments which fix the forward sales price that will be realized in the secondary market are used to eliminate the interest rate and price risk to the Company.
See Note 12, “Fair Value Measurements” for additional information regarding IRLCs, mortgage loans, and related sale commitments.

Derivative instruments are measured at fair value on a recurring basis and are included in Other assets or Other liabilities in the Consolidated Balance Sheets. The Company did not have any derivative instruments designated as hedging instruments, or subject to master netting and collateral agreements as of and for the years ended December 31, 2010 and 2009.
The following table presents the balances of outstanding derivatives:

	December 31, 2010			December 31, 2009
	Asset Derivatives	Liability Derivatives	Notional	Asset Derivatives	Liability Derivatives	Notional
	(In thousands)
Interest rate lock commitments	$3,217	$1,128	$614,199	$1,358	$480	$455,787
Best efforts sale commitments	2,634	1,228	990,235	1,636	133	514,030
Fair value of derivative instruments	$5,851	$2,356		$2,994	$613
The following table summarizes the amounts recorded in Gain on mortgage loans, net in the Consolidated Statements of Operations for derivative instruments not designated as hedging instruments:

	December 31,
	2010	2009
	(In thousands)
Interest rate lock commitments	$93,336	$41,988
Best Efforts Sale commitments	(30,419)	7,029
Total derivative instruments	$62,917	$49,017
8. Commitments and Contingencies

Loan Related Commitments
At December 31, 2010, the Company had commitments to fund loans with agreed-upon rates or rate protection amounting to $798 million and best efforts commitments to sell loans amounting to $1.2 billion. The Company is only obligated to settle the best efforts commitment if the loan closes in accordance with the terms of the IRLC; therefore, the commitments outstanding do not represent future cash obligations.
Pending Litigation
The Company is involved in litigation arising in the normal course of business. Although the amount of any ultimate liability arising from these matters cannot presently be determined, the Company does not anticipate that any such liability will have a material effect on its consolidated financial position or results of operations.
9. Benefit Plans

Employees of the Company are participants in a defined contribution plan. For the years ended December 31, 2010 and 2009, defined contribution plan expenses of $2.5 million and $2.4 million, respectively, were recognized in Salaries and related expenses in the Consolidated Statements of Operations.
10. Leases

The Company leases space from related parties, and recognized expense amount in the Consolidated Statement of Operations related to these agreements as follows:

•	For the years ended December 31, 2010 and 2009, expense was recognized related to office space leased from PHH Mortgage, of $1.0 million for both years, in Allocated expenses.

•
For the years ended December 31, 2010 and 2009, expense was recognized related to office space leased from Realogy affiliates, of $1.6 million and $1.8 million, respectively, in Occupancy and other office expenses.

Certain other facilities and equipment are leased under lease agreements expiring at various dates through 2017. For the years ended December 31, 2010 and 2009, total rental expense for premises and equipment amounted to $5.5 million and $5.4 million, respectively.
Obligations under non-cancellable leases which have a remaining term of more than twelve months are as follows:

Future Minimum Lease Obligations
(In thousands)
2011	$2,784
2012	2,346
2013	1,257
2014	1,134
2015	1,038
Thereafter	407
$8,966
11. Concentrations of Credit Risk

During the current period, the Company had operating cash deposited with banks in excess of federally insured limits.
The Company originates mortgage loans in 49 states sourced through Realogy-owned real estate offices, Cartus, and for U.S.-based employees of Realogy and its subsidiaries. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers with similar characteristics, which would cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. During 2010 and 2009, 77% and 71%, respectively, of originated and brokered loans were derived from sources related to Realogy.
The Company is exposed to counterparty risk with its best efforts commitments in the event that the counterparty cannot take delivery of the underlying mortgage loan.
12. Fair Value Measurements

As of December 31, 2010 and 2009, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of Debt. See Note 5, “Debt” for the fair value of Debt as of December 31, 2010. For financial instruments that were not recorded at fair value as of December 31, 2010 and 2009, such as Cash and cash equivalents and Restricted cash and cash equivalents, the carrying value approximates fair value due to the short-term nature of such instruments. The incorporation of counterparty credit risk did not have a significant impact on the valuation of assets and liabilities recorded at fair value on a recurring basis as of December 31, 2010 or 2009.
See Note 1, “Summary of Significant Accounting Policies” for a description of the valuation hierarchy of inputs used in determining fair value measurements. The Company does not have any assets or liabilities that are measured at fair value on a non-recurring basis.
For assets and liabilities measured at fair value on a recurring basis, the valuation methodologies, significant inputs, and classification pursuant to the valuation hierarchy are as follows:
Mortgage Loans Held for Sale. Mortgage loans held for sale are generally classified within Level Two of the valuation hierarchy.
For Level Two mortgage loans held for sale (“MLHS”), fair value is estimated using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics.

The Agency mortgage-backed security market is a highly liquid and active secondary market for conforming conventional loans whereby quoted prices exist for securities at the pass-through level, which are published on a regular basis.
For Level Three MLHS, fair value is estimated utilizing either a discounted cash flow model or underlying collateral values. For MLHS valued using underlying collateral values as of December 31, 2010 and 2009, an adjustment was made for a pricing discount based on the most recent observable price in an active market.
The following tables reflect the difference between the carrying amount of MLHS, measured at fair value, and the aggregate unpaid principal amount that the Company is contractually entitled to receive at maturity:

	December 31, 2010		December 31, 2009
	Total	Loans 90 or more days past due and on non-accrual status	Total	Loans 90 or more days past due and on non-accrual status
	(In thousands)
Mortgage loans held for sale:
Carrying amount	$383,701	$610	$59,801	$716
Aggregate unpaid principal balance	377,403	1,107	59,321	1,109
Difference	6,298	(497)	480	(393)

The following table summarizes the components of Mortgage loans held for sale:

	December 31, 2010	December 31, 2009
First mortgages:	(In thousands)
Conforming(1)	$354,638	$58,923
Non-conforming	27,946	—
Total first mortgages	382,584	58,923
Second lien	171	162
Scratch and Dent(2)	758	716
Other	188	—
Total	$383,701	$59,801
__________
(1) Represents mortgage loans that conform to the standards of the government-sponsored entities.
(2) Represents mortgages with origination flaws or performance issues.
Derivative Instruments. Derivative instruments are classified within Level Two and Level Three of the valuation hierarchy.
Best Efforts Commitments: Best efforts commitments are classified within Level Two of the valuation hierarchy. Best efforts commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Best efforts sales commitments are entered into for loans at the time the borrower commitment is made. These best efforts sales commitments are valued using the committed price to the counterparty against the current market price of the interest rate lock commitment or mortgage loan held for sale.
Interest Rate Lock Commitments: Interest rate lock commitments (“IRLCs”) are classified within Level Three of the valuation hierarchy. IRLCs represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing the mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan (or “pullthrough”). The estimate of pullthrough is based on changes in pricing and actual borrower behavior. The average pullthrough percentage used in measuring the fair value of IRLCs was 72% as of December 31, 2010.

Assets and liabilities that are measured at fair value on a recurring basis were as follows:

	December 31, 2010
	Level One	Level Two	Level Three		Total
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$382,772	$929		$383,701
Other assets:
Derivative assets
Interest rate lock commitments	—	—	3,217		3,217
Best efforts commitments	—	2,634	—		2,634
Liabilities:
Other liabilities:
Derivative liabilities
Interest rate lock commitments	—	—	1,128	—	1,128
Best efforts commitments	—	1,228	—		1,228

	December 31, 2009
	Level One	Level Two	Level Three	Total
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$58,923	$878	$59,801
Other assets:
Derivative assets	—	1,636	1,358	2,994
Liabilities:
Other liabilities:
Derivative liabilities	—	133	480	613
The activity in assets and liabilities that are classified within Level Three of the valuation hierarchy during the years ended December 31, 2010 and 2009 consisted of:

	December 31, 2010		December 31, 2009
	Mortgage loans held for sale	IRLCs, net	Mortgage loans held for sale	Derivatives, net
	(In thousands)
Balance, January 1,	$878	$878	$616	$10,287
Realized and unrealized (losses) gains(1)	(301)	93,336	(62)	41,988
Purchases, issuances and settlements, net	92	(92,125)	142	(51,397)
Transfers into level three(2)	260	—	182	—
Balance, December 31,	$929	$2,089	$878	$878
__________

(1)	Realized and unrealized (losses) gains are recognized within Gain on mortgage loans, net in the Consolidated Statements of Operations.

(2)
Represents Conforming Loans that were reclassified to Scratch and Dent during the year ended December 31, 2010. The amount of transfer out of level three was not significant for the year ended December 31, 2010 or 2009.

The amount of unrealized gains and losses included in Gain on mortgage loans, net in the Consolidated Statements of Operations related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Balance Sheets as of December 31, 2010 and 2009 are $1.9 million and $0.8 million, respectively.

13. Capital Requirements

As a licensed mortgagee, the Company is subject to the rules and regulations of the Department of Housing and Urban Development (“HUD”), FHA, Fannie Mae and state regulatory authorities with respect to originating, processing, and selling loans. Those rules and regulations, among other things, require the maintenance of minimum net worth levels (which vary based on the portfolio of FHA loans originated by the Company). Failure to meet the net worth requirements outlined above could adversely impact the ability to originate loans and access the secondary market.
The following table presents required and actual net worth amounts:

	December 31, 2010
	Required	Adjusted actual
	(In thousands)
HUD/FHA	$14,318	$82,341
Fannie Mae	1,000	82,341

Realogy Corporation

Up to $1,143,706,000 11.00% Series A Convertible Senior Subordinated Notes due 2018
Up to $291,424,196 11.00% Series B Convertible Senior Subordinated Notes due 2018
Up to $675,111,000 11.00% Series C Convertible Senior Subordinated Notes due 2018

and

Domus Holdings Corp.

Class A Common Stock Issuable upon Conversion of the Notes

 _____________________________________

Prospectus

 _____________________________________

March 21, 2012

Until June 19, 2012, all dealers that effect transactions in these securities, whether or not participating in this offering by the selling securityholders, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.